Form 20-F
period 2010-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2010-07-09
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                         .

For the transition period from                     to

Commission file number 000-53776.

China Metro-Rural Holdings Limited

(Exact name of Registrant as specified in its charter)

China Metro-Rural Holdings Limited

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Sio Kam Seng

Chief Executive Officer and Vice Chairman of the Board

China Metro-Rural Holdings Limited

Suite 2208-14, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Telephone: (852) 2317 9888

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of each class)	(Name of each exchange on which registered)
Ordinary shares, par value US$0.001 per share	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the Period covered by the annual report.

As of March 31, 2010 there were 64,125,816 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

This annual report on Form 20-F relates to our ordinary shares, par value US$0.001per share, which are traded on the NYSE Amex under the ticker symbol “CNR.”

In this annual report, references to “the Company” or “China Metro” are to China Metro-Rural Holdings Limited, a British Virgin Islands company, and/or, as the context requires, its primary subsidiaries: China Metro-Rural Limited, a limited company incorporated in the Cayman Islands and continued into the British Virgin Islands and Man Sang International Limited, a Bermuda company listed on The Stock Exchange of Hong Kong Limited and/or, as the context requires, the subsidiaries of : China Metro-Rural Limited or Man Sang International Limited. References to “the Merger” are to the merger of Creative Gains Limited, a British Virgin Islands company and a wholly owned subsidiary of China Metro-Rural Holdings Limited that was acquired by China Metro-Rural Holdings Limited on December 1, 2009 solely for the purpose of entering into the Merger Agreement and effecting the Merger (“Merger Sub”) with and into China Metro-Rural Limited whereby the separate corporate existence of Merger Sub ceased and China Metro-Rural Limited continues as the surviving company and a wholly owned subsidiary of China Metro-Rural Holdings Limited. The Merger was completed on March 22, 2010. Prior to a name change on March 19, 2010, China Metro-Rural Holdings Limited was named Man Sang International (B.V.I.) Limited, or MSBVI.

PRESENTATION OF FINANCIAL INFORMATION

This is our first filing as a foreign private issuer on Form 20-F, and the first filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.80 to US$1.00. On July 2, 2010, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7962 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or

ii

H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this annual report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this annual report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.9 to US$1.00. On July 2, 2010, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.7709 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report which are not historical facts may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including those described under “Risk Factors” beginning on page 5 of this annual report.

Our statements regarding market risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation and deflation, are subject to uncertainty. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

All forward-looking statements in this annual report are qualified in their entirety by this cautionary statement, and no person undertakes any obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had been the holding company of China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when the Company and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

The selected consolidated statements of operation data presents the results for the five years ended March 31, 2010, 2009, 2008, 2007 and 2006 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements for the years ended March 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statements for the years ended March 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

	For the years ended March 31,
	2010	2009	2008	2007	2006
	(HK$ in thousands)
Income Statements:
Revenue	677,038	360,778	640,493	402,503	381,659
Cost of sales	(486,017)	(227,086)	(363,483)	(285,580)	(272,442)

Gross profit	191,021	133,692	277,010	116,923	109,217
Other income, net	37,595	4,611	2,156	1,568	1,604
Other gains/(losses), net	15,045	122,700	(43,211)	25,022	4,061
Selling and distribution expenses	(24,102)	(31,933)	(30,644)	(8,479)	(8,407)
Administrative expenses	(157,445)	(151,010)	(110,166)	(81,023)	(68,509)
Increase/(decrease) in fair values of investment properties and investment properties under construction	151,640	(178,016)	479,907	1,957	40

	For the years ended March 31,
	2010		2009		2008		2007		2006
	(HK$ in thousands)
Operating profit/(loss)		213,754		(99,956)		575,052		55,968		38,006
Finance income		2,223		11,608		19,025		9,394		7,140
Finance costs		(1,620)		—		—		—		—

Finance income—net		603		11,608		19,025		9,394		7,140
Share of results of an associate		48		(53)		(7)		—		—

Profit/(loss) before income tax		214,405		(88,401)		594,070		65,362		45,146
Income tax (expenses)/credits		(72,577)		24,776		(191,870)		(7,214)		(3,836)

Profit/(loss) for the year		141,828		(63,625)		402,200		58,148		41,310

Attributable to:
Equity holders of the Company		171,521		43,829		93,959		27,789		19,564
Minority interests		(29,693)		(107,454)		308,241		30,359		21,746

		141,828		(63,625)		402,200		58,148		41,310

Earnings per share for profit attributable to equity holders of the Company during the year
Basic	HK$	2.68	HK$	0.69	HK$	1.47	HK$	0.44	HK$	0.31

Diluted	HK$	2.68	HK$	0.69	HK$	1.42	HK$	0.43	HK$	0.30

The following table sets forth selected statements of financial position data as of the dates indicated. The selected consolidated statements of financial position data as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of financial position data as of March 31, 2008, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

	As of March 31,
	2010	2009	2008	2007	2006
	(HK$ in thousands)
Statement of Financial Position Data:
Total non-current assets	1,441,188	1,194,510	1,377,510	327,085	235,979
Total current assets	1,996,857	1,610,220	1,732,726	422,947	436,675
Total assets	3,438,045	2,804,730	3,110,236	750,032	672,654
Total current liabilities	1,130,608	923,254	1,128,802	42,628	35,859
Total non-current liabilities	483,292	497,820	525,287	12,690	10,866
Total liabilities	1,613,900	1,421,074	1,654,089	55,318	46,725
Total equity	1,824,145	1,383,656	1,456,147	694,714	625,929

Exchange Rate Information

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since 1983, the Hong Kong dollar has been generally linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. Under existing Hong Kong law:

•	there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of dividend payments to U.S. residents; and

•	there are no limitations on the rights of non-residents or foreign owners to hold the Company’s ordinary or preferred shares.

The Basic Law of Hong Kong, or the Basic Law, which came into effect on July 1, 1997, provides that no foreign exchange control policies shall be applied in Hong Kong.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issuance and withdrawal of Hong Kong currency in circulation, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The Hong Kong government has indicated its intention to maintain the link at that rate. Under the Basic Law, the Hong Kong dollar will continue to circulate and remain freely convertible. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar.

On May 18, 2005, the Hong Kong Monetary Authority announced the introduction of certain refinements to the operation of the linked exchange rate system. These refinements effectively set the market exchange rate of the Hong Kong dollar against the U.S. dollar within a fixed trading range from HK$7.75 to HK$7.85 against US$1.00. However, the Company cannot assure you that the Hong Kong government will maintain the linked exchange rate system within the range of HK$7.75 to HK$7.85, or at all.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
	(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2006	7.7597	7.7995	7.7652	7.7506
Fiscal Year Ended March 31, 2007	7.8137	7.8177	7.7817	7.7510
Fiscal Year Ended March 31, 2008	7.7819	7.8289	7.7946	7.7497
Fiscal Year Ended March 31, 2009	7.7500	7.8159	7.7731	7.7497
Fiscal Year Ended March 31, 2010	7.7647	7.7752	7.7541	7.7495
Last Six Months
January 2010	7.7665	7.7752	7.7624	7.7539
February 2010	7.7619	7.7716	7.7670	7.7619
March 2010	7.7647	7.7648	7.7612	7.7574
April 2010	7.7637	7.7675	7.7627	7.7565
May 2010	7.7850	7.8030	7.7856	7.7626
June 2010	7.7865	7.8040	7.7880	7.7690

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On, July 2, 2010, the exchange rate was HK$7.7962 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
	(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2006	8.0167	8.2765	8.1234	8.0167
Fiscal Year Ended March 31, 2007	7.7232	8.0300	7.8843	7.7232
Fiscal Year Ended March 31, 2008	7.0120	7.7345	7.4197	7.0105
Fiscal Year Ended March 31, 2009	6.8329	7.0185	6.8532	6.7800
Fiscal Year Ended March 31, 2010	6.8258	6.8371	6.8268	6.8176
Last Six Months
January 2010	6.8268	6.8295	6.8269	6.8258
February 2010	6.8258	6.8330	6.8285	6.8258
March 2010	6.8258	6.8270	6.8262	6.8254
April 2010	6.8247	6.8275	6.8256	6.8229
May 2010	6.8305	6.8310	6.8275	6.8245
June 2010	6.7815	6.8323	6.8184	6.7815

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On, July 2, 2010, the exchange rate was RMB6.7709 per US$1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Recent Merger

Successful operation of the agricultural logistics business and integration with our other businesses is not assured.

Successful operation of the agricultural logistics business (details of which are further discussed in “Business Overview”) and integration with our other businesses is not assured.

We believe that the Merger presents significant agricultural logistics industry opportunities, which will allow us to grow our business, address substantially larger markets and take advantage of a number of sales and marketing synergies. However, there can be no assurance that we will be able to maintain and grow the agricultural logistics business and operations. Integrating and coordinating certain aspects of the operations and personnel of our different businesses will involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, may disrupt the business of either or both of the businesses and may not result in the full benefits we expect.

The integration of a new business is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the businesses, and may not result in the full benefits expected. There can be no assurance that the combination of our businesses will result in the realization of the anticipated benefits from the Merger.

In addition, as a non-public company prior to the Merger, China Metro-Rural Limited has not had to comply with the requirements for internal control and other procedures. Bringing its systems into compliance with those requirements may cause us to incur substantial additional expense. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and our results of operations and financial condition may be harmed.

As our ordinary shares issued in the Merger become eligible for resale, the sale of those shares could adversely impact our share price.

Approximately 57 million of our ordinary shares issued in the Merger will become eligible for resale pursuant to Rule 144 under the Securities Act beginning six months after the closing of the Merger. Our share price may suffer a significant decline as a result of the sudden increase in the number of shares sold in the public market or market perception that the increased number of shares available for sale will exceed the demand for our ordinary shares.

A lack of effective internal control over financial reporting could result in an inability to accurately report our financial results, which could lead to a loss of investor confidence in our financial reports and have an adverse effect on our share price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. Based on our evaluation, we concluded that our disclosure controls and procedures were effective as of March 31, 2010 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. However, we have in the past discovered deficiencies in our internal control over financial reporting and, based on our evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2009, we identified a material weakness in our internal control over financial reporting as of March 31, 2009. For a description of this material weakness, see “Changes in Internal Control Over Financial Reporting” under Item 15, Controls and Procedures. In addition, we may in the future discover deficiencies in our internal control over financial reporting. Evaluations of the effectiveness of our internal control over financial reporting in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business, or deterioration in the degree of compliance with our policies or procedures. A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes in our business, could result in a material misstatement of our consolidated financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our share price.

In order to be successful, we must retain and motivate key employees, which will be more difficult in light of uncertainty caused by the Merger, and failure to do so could prevent us from realizing the expected benefits of the Merger.

In order to be successful, the combined company must retain and motivate executives and other key employees. The market for highly skilled employees is limited, and the loss of key employees could have a significant impact on our operations. Employee retention may be a particularly challenging issue due to the Merger. Our employees may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. This circumstance may adversely affect our ability to attract and retain key personnel. We also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the Merger, including morale challenges posed by any workforce reductions. The loss of key personnel could prevent us from realizing the expected benefits from the Merger.

We may not be able to realize the anticipated synergies and other benefits we expect to achieve from the Merger within the timeframe that is currently expected, or at all.

Strategic transactions like our proposed Merger create numerous uncertainties and risks. As a result, the combined company may not be able to realize the expected revenue growth and other benefits and synergies that we seek to achieve from the Merger. We believe that the businesses are complementary in a number of respects and that the combined company can take advantage of synergies, economies of scale and other benefits. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and actual results may deviate from our expectations for a variety of reasons, including those discussed elsewhere in this section of the annual report.

Risks Relating to Our Agricultural Logistics Business

Our ability to execute on our business strategy and grow will depend in part on the success of the PRC’s agricultural industry.

We have established an exchange platform in Tieling, Liaoning Province called “China Northeast Logistics City”, which is available to Tieling as well as regional and international traders based upon an open free market system for the mutual benefit of sellers and buyers. The exchange is designed to facilitate the marketing of any commodity provided or desired by any consenting parties. Agriculture commodities have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources. Our results of operation may be significantly adversely affected by these risks.

The PRC Government may introduce new “green laws” with environmental challenges that may have an adverse effect on our actual and prospective tenants and customers, and therefore could adversely affect our operations.

There are few quantitative estimates of projected environmental degradation associated with intensive agricultural production. Yet environmental cleanup will pose a competing challenge for investment in agriculture. Abundant use of coal to meet the increasing demands for energy and rapid growth of cities with associated growth of automobiles and municipal waste have been large sources of incredibly high levels of air pollution in China. Mortality rates of chronic pulmonary disease, a leading cause of death in China, is five times as high as in New York, not only leading to considerable loss of life, but high cost of hospitalization and lost work days estimated to be 7.4 million person-years per year.

Acid rain and water use and pollution associated with industrialization and urbanization are other major sources of water constraint. Disposal of industrial waste and organic fertilizer runoffs has been the major source of water pollution. Yet the health impact has been generally contained due to the widespread availability of safe drinking water. Still, water pollution is increasing water shortages and increasing the cost of provision of drinking water since this often requires that people move to safer areas.

China’s per capita energy demand and increased use of automobiles associated with urbanization will critically shape the environmental prospects in China. Reduction in environmental pollution will require the PRC Government to encourage the replacement of outdated and environmentally polluting technologies, increasing energy efficiency and emission standards to standards comparable to those used in Europe and the U.S., and price polluting industrial inputs to reflect the cost of pollution cleanup. The PRC Government would also need to consider imposing taxes on such items as coal, based on sulfur and ash content, investing in alternative technologies in public transport and domestic energy use, such as the greater use of gas for cooking, and planning and regulating industrial, public and household uses more effectively. Each of these events could have a material adverse effect on our operations.

The results of operations of our agricultural logistics business substantially depend on our ability to execute our business strategy and on economic growth in the regions of our trade center projects.

The results of operations of our agricultural logistics business substantially depend on the successful execution of our business strategy to attract and retain high quality tenants, achieve market rental rates and improve the surrounding infrastructure. Our success will also depend upon continuing growth in the agricultural, manufacturing and export industries in the Manchuria region, as well as regions surrounding properties planned for future development, and our ability to compete with other similar businesses. We may face challenges in implementing our strategy, and our ability to achieve our goals may be adversely affected by various factors, some of which are beyond our control. If we are not able to execute our business strategy or successfully compete with other similar businesses, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to increase our revenues from sales or leases of properties or achieve satisfactory rental rates from period to period, sustain our rapid growth rate or increase our revenues from either the sales or lease of properties from period to period.

Our revenues have grown rapidly over the past two years. Our revenues from the sales of trade center units in fiscal year 2009 and fiscal year 2010 were HK$1.1 million and HK$336.7 million, respectively. Our revenue from the leases of properties increased from nil to HK$0.6 million and our revenue from property management services increased from nil to HK$0.4 million.

Our commission lease arrangements provide us the right to lease to, and receive rental income from, third parties for the trade center units that we have sold to the purchasers of these units, for a period of approximately three years. However, if we are unable to lease the trade center units for which we have entered into such commission lease arrangements, we will not receive any rental income from these units. Under these commission lease arrangements, we are not obligated to pay any rent during the three-year period. We cannot assure that, in the future, we will be able to charge sufficiently high rental rates. As a result, failure to lease the trade center units or to lease the units at satisfactory rental rates would adversely affect our profits for the applicable period.

We currently rely on Phase I of China Northeast Logistics City for all of our agricultural logistics business revenues.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on Phase I of China Northeast Logistics City for all of our agricultural logistics business revenues. This single location revenue source may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City, or its attractiveness to tenants, we will not have income from other properties in our agricultural logistics business to mitigate any ensuing loss. A concentration of investments in a single location will cause China Northeast Logistics City to be highly susceptible to a downturn in Northeast China’s agricultural, property or logistics industry. In addition, any property damage at China Northeast Logistics City, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Northeast Logistics City will continue to attract tenants to generate rental income, or that we will be successful in the future. Although we have projects planned for future development in 2011 and 2013, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

If we are unable to obtain the state-owned land use rights for our properties planned for future development, we will not be able to develop these planned projects.

Our Hong Kong subsidiary, China Metro-Rural Exchange Ltd., signed a framework agreement with Tieling Municipal Government in 2006. Pursuant to this master agreement, the Tieling Municipal Government has identified land which is suitable for our development strategy in these locations. However, the signing of the master agreement does not guarantee that we will obtain the land identified therein, which will be transferred by public tender, auction or listing for sale. We cannot assure that the relevant land administration authorities will grant it the appropriate land-use rights or issue the relevant land-use rights certificates in a timely manner, or at all. Moreover, we cannot assure that we will be successful in our bidding for the plots of land or that we will be able to obtain the land at our desired price. If we are not successful in our bidding for the plots of land in the future or fail to obtain land-use rights for all or any portion of such land, we may not be able to develop any future projects.

We may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of our directors are a party.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of March 31, 2010, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 6,000,000,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is a developer and operator of an integrated logistics and trade center platform in operation, China South City Shenzhen, which serves five complementary light manufacturing industries: (1) textile and clothing; (2) leather and accessories; (3) electronic accessories; (4) printing, paper and packaging; and (5) metals, chemicals and plastics. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking of which we are not a party, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective directly held interests in China Northeast Logistics City at any time until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Northeast Logistics City before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Northeast Logistics City, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Northeast Logistics City to independent third parties as soon as practicable and in any event prior to the occurrence of any competition between China South City and China Northeast Logistics City. As a result, there may be conflicts of interest presented by Mr. Cheng Chung Hing, Ricky’s, and Mr. Leung Moon Lam’s relationships with both us and China South City, which may adversely affect our opportunities, prospects and results of operations.

In connection with the Merger, Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam sought confirmation from China South City as to whether China South City would opt to exercise its rights of first offer granted to it by both Mr. Cheng and Mr. Leung to purchase all their respective effective interests in China Northeast Logistics City. Following that request, China South City held an extraordinary general meeting in which its independent shareholders approved, confirmed and ratified its non-exercise of the rights of first offer granted to it by each of Mr. Cheng and Mr. Leung in relation to the Merger. While the rights of first offer no longer exist with respect to the completed Merger, the option to exercise the rights of first offer remains in effect with respect to subsequent transfers until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City (whichever is later).

We may not be able to acquire the land for the completion of additional projects with Urbanization Policy and reduction of agricultural land by PRC Government.

According to some estimates, since 1988, capital construction in China has removed 190,000 hectares of land from cultivation annually. Other estimates show a greater loss of land. The land lost in the Shandong and Southeastern coastal provinces is high quality land where multiple cropping is practiced, compounding the loss. Although these losses have been offset by land reclamation of 245,000 hectares annually, reclaimed land tends to be of poorer quality. In addition, the cost of land reclamation has varied between HK$2,000 to HK$20,000 per hectare depending on the terrain. In the event we are unable to obtain additional land at reasonable prices, or at all, we may not be able to complete additional projects in the future, which could have an adverse effect on our operations, financial condition and results of operations.

Our PRC subsidiary, China Northeast, is a wholly owned foreign enterprise, which subjects China Northeast to restrictions imposed on such enterprise under relevant PRC laws and regulations.

China Northeast was approved by the local authorities in Tieling and filed with the PRC Ministry of Commerce as a wholly owned foreign enterprise and, accordingly, is subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on China Northeast’s ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into the capital account. In addition, China Northeast, as a foreign investment real estate enterprise, is required to maintain registered capital levels at 50% or more of our total investment. As of March 31, 2010, our registered total investment in China Northeast was US$49.8 million, including registered capital of US$35 million, representing approximately 70% of our total investment. Currently, China Northeast, our project company for our property planned for future development in Liaoning, is our only subsidiary categorized as foreign investment real estate enterprise.

The cyclical nature of the real estate, agricultural and logistics industries could adversely affect our results of operations.

Our results of operations are and will continue to be affected by the cyclical nature of the real estate, agricultural and logistics industries in the PRC. Property values and rents are affected by, among other factors, supply and demand of comparable properties, interest rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. Our tenants and customers may be affected by the weather, climate, import and export of agricultural products and machines, price of the agriculture and the fluctuation of the RMB. We cannot assure that property values and rents will not decline. In addition, increased competition brought by this additional supply could adversely affect trade center rents and occupancy rates as well as sales prices for new trade center units. Our trade centers depend upon the growing demand for industrial and agricultural materials and logistics services in China. A significant downturn in the PRC economy could adversely affect such demand, as well as the demand by suppliers for trade center units.

Our results of operations may fluctuate from period to period due to variations in the proceeds received from sales and leases of trade center units and the fair value of our investment properties.

Our results of operations tend to fluctuate from period to period depending upon the proportion and gross floor area, or GFA, of trade center units that are sold or leased, and when our projects in various stages of development are completed. We generally sell trade center units in the initial stages following completion of a project subject to the then-current market conditions. The number of trade centers that we are able to develop or complete during any given period is limited due to the substantial capital requirements for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, the trade centers that we have developed or that are under development are large-scale, integrated, multi-phase projects to be developed over the course of several years. The selling prices and rental rates of trade center units are also subject to fluctuation, which may impact our sales proceeds and rental income and, accordingly, our revenues for any given period. In this regard, rental rates also vary among trade centers, according to market demand and dates of completion of the various trade centers, which affects rental rates because we generally offers tenants in newly completed trade center units preferential rental rates and rent-free periods in order to promote occupancy rates of these trade centers. Our rental rates for future periods may also be affected by similar incentive plans, and may be adversely affected by cyclical changes in market demand.

Our results of operations may also fluctuate due to changes in the fair value of our trade center units and other facilities retained for rental income and capital appreciation of investment properties. We reassess the fair value of our investment properties each year. Property valuation typically requires the use of certain bases and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the PRC.

Our operations are subject to extensive governmental regulation, and we are susceptible to changes in policies related to the real estate, agricultural and logistics industries in the PRC.

In order to develop and operate a trade center development, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of our trade center development, including land-use rights documents, planning permits, construction permits and certificates or confirmation of completion and acceptance. Each approval is dependent on the satisfaction of certain conditions.

We cannot assure that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate, agricultural or logistics industries in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. We may also be subject to periodic delays in our trade center development projects due to building moratoria in the areas in which it operates or plans to operate. If we are unable to obtain, or experience material delays in obtaining, the requisite governmental approvals, or if a building moratorium is implemented at one or more of our project sites, the development and sale of our projects could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that the implementation of laws and regulations by relevant authorities, or the interpretation or enforcement of such laws and regulations, will not cause us to incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently in the process of obtaining the construction work planning permit and work commencement permit for the plot of land with state-owned land-use rights certificate coded Tie Ling Xian Guo Yong (2008) No. 30. We had previously anticipated that the permits would be obtained in June 2010. However, due to certain delays, we expect to obtain the permits within a few months after the filing of this annual report. Despite our expectation that we will obtain the permits, we cannot assure that we will be able to obtain the permits. Failure to obtain the necessary permits may subject us to various penalties, including fines of up to 10% of construction cost, and mandatory suspension or demolition of construction, each of which would have a material adverse effect on our business, financial condition and results of operations.

We face competition from other agricultural exchanges and industrial materials trade centers.

Our China Northeast Logistics City faces competition from other agricultural and industrial materials trade centers in China, particularly in the Northeast area. The greatest concentration of industrial materials trade centers in China is in Pearl River Delta, Yangtze River Delta and the Manchuria area. The agricultural, industrial materials and finished goods featured at these competing trade centers include agricultural products, building materials, automobile and accessories and small appliances at China Northeast Logistics City. In addition, there may be an increase in supply of industrial materials trade centers in Guangdong and elsewhere in China, such as Shenzhen and Guangzhou, in the future.

The greatest concentration of agricultural trade centers in China is in Manchuria and Shanghai. The agricultural products for which these trade centers compete include raw materials, corns, wheat, fertilizers, seeds and pesticides, agricultural machinery and tools, which are concentrated in Manchuria area. Recently, the Shanghai Agriculture Equity Exchange (SAEE) was established on September 18, 2009 and the management anticipates that similar exchanges will be established in the future.

This competition may affect our ability to attract and retain tenants and buyers and may reduce the rents or prices we are able to charge. We cannot assure that we will prevail in competing with other trade center operators. Our inability to compete effectively could adversely affect our business, financial condition and results of operations.

Demand for our trade centers may be negatively affected by uncertainty regarding the recovery of the global economy, which may have a material adverse effect on our business, results of operations and financial condition.

Uncertainty regarding the recovery of the global economy may diminish the demand from many parts of the world and increase volatility in credit and equity markets. If these conditions continue or worsen, regardless of any efforts by various governmental authorities to stimulate the economy, they may adversely affect the availability, terms and cost of borrowings in the future, including financings necessary to complete our properties planned for future development, as well as the demand for our trade center units. Because our operations are capital intensive, and rely principally on cash flows from operations and bank borrowings, we cannot assure that the global economic downturn will not have a material adverse effect on our business, results of operations, financial condition and cash flow.

The timing and nature of any recovery in the global economy remain uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not be adversely affected. Furthermore, if economic conditions become worse, the development of our properties could be adversely affected and materially delayed.

We may not be able to obtain qualification certificates, or extend or renew qualification certificates for real estate development, which could adversely affect our business.

Our subsidiary, China Northeast, is required to hold a long-term qualification certificate, which is normally granted to real estate developers. Tieling Urban Construction Comprehensive Development Office has previously granted a short-term qualification certificate to China Northeast confirming that China Northeast is allowed to undertake the development of properties in the PRC. On August 6, 2009, China Northeast obtained an annual renewal of the short-term qualification certificate.

Although we have successfully renewed this qualification certificate in the past, the final decision with respect to future applications is at the discretion of the local authority. As a result, we cannot assure that China Northeast will be able to renew the qualification certificate in a timely manner, or at all. If China Northeast or other project companies for our future projects are unable to obtain or renew qualification certificates, they may not be permitted by the PRC government to continue to engage in property development activities associated with the development of their integrated logistics trade center business, which would materially and adversely affect our business, results of operations and financial condition.

The appraisal value of our properties may materially differ from the value we could receive in an actual sales transaction.

Property valuations include a subjective determination of certain factors relating to the properties, such as their relative market position, their financial and competitive strengths, location and their physical condition. Further, the valuation of the properties is not an indication of, and does not guarantee, a sale price corresponding to such valuation, currently or in the future. Unforeseen changes in a particular integrated logistics and trade center development or in general or local economic conditions could affect the value of our properties, and the resulting amounts we obtain may be materially lower than the amount set forth in the valuations.

Potential liability for environmental problems could result in substantial costs.

We are subject to a variety of environmental laws and regulations during the construction of our development projects. The particular environmental laws and regulations which apply to any given project development site vary greatly according to the site’s location, the site’s environmental condition, the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in project delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally sensitive regions or areas. In addition, we cannot predict the impact that unforeseeable environmental contingencies or new or changed laws or regulations may have on us or our trade center projects.

As required by PRC law, independent environmental consultants have conducted environmental impact assessments at all of our construction projects. Although the environmental investigations conducted to date have not revealed any environmental liability that would be expected to have a material adverse effect on our business, financial condition or results of operations, it is possible that these investigations did not reveal all environmental liabilities or their extent, and there may be material environmental liabilities of which we are unaware. Upon completion of each project, the relevant environmental authorities will inspect the site to ensure compliance with all applicable environmental standards and prepare a report to confirm such compliance. We cannot assure that such internal control procedures will be effective in preventing non-compliance. If any portion of the project is found to be non-compliant with relevant environmental standards or if we are unable to obtain necessary licenses for releasing contaminants, it may be subject to suspension of a portion of our operations as well as fines and penalties.

Sales of our properties are subject to land appreciation tax and income tax.

Our sales of trade center units are subject to land appreciation tax in the PRC. In addition, sales of residential properties in our properties planned for future development may be subject to land appreciation tax. Land appreciation tax is payable on the gain, representing the balance of the proceeds received on such sale, after deducting various prescribed items, including sums paid for acquisition of land-use rights, the direct costs and expenses of the development of the land and construction of buildings and supplementary facilities or the appraised price of any previous buildings and structures existing on the land and taxes related to the assignment of the real property. Under applicable PRC laws and regulations, land appreciation tax is chargeable on the gain at progressive rates ranging from 30% to 60%. Property developers enjoy an additional deduction which is up to 20% of the sums paid for acquisition of land-use rights and the direct costs of land development and construction of new buildings and supplementary facilities.

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it, and, therefore, we have not made the additional payments of land appreciation tax during the fiscal years and the current period. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the Tieling municipal tax authority. In fiscal years ended March 31, 2009 and 2010, we paid land appreciation tax to the Tieling municipal tax authority in the amounts of HK$nil and HK$4.8 million, respectively. In fiscal years ended March 31, 2009 and 2010, we made provisions for land appreciation in the amounts of HK$0.06 million, and HK$22.2 million, respectively. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land being developed if it does not comply with the terms of our land grant contract.

Under PRC law, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of an integrated logistics, agricultural and trade center development will not occur in the future.

In addition, although the local government is responsible in the master agreement for relocating existing residents on the land and associated relocation expenses, the local government may experience delays in its negotiation process with the original occupants of the land which may result in delays in the development of any future properties by us. With respect to any future properties of ours, we will be responsible for land payments only following the successful relocation of existing residents by and at the cost of the local government.

Risks Relating to Our Jewelry and Real Estate Businesses

We may not be able to complete China Pearls and Jewellery City or commence or complete our properties planned for future real estate projects on time or within budget.

Our real estate projects involve acquiring land-use rights for large plots of land, many of which have existing structures and residents, from municipal and provincial governments of the PRC. Other properties we may develop in the future may also involve similar circumstances. Acquiring these development rights, converting them into land-use rights and committing the financial and managerial resources to develop the land involve significant risks. Before a real estate development project generates any revenue, we must make a variety of material expenditures, including to acquire the development rights and to construct the required infrastructure. As of March 31, 2010, China Pearls and Jewellery City Holdings Limited, one of our subsidiaries, had incurred approximately HK$872.4 million in development costs, primarily for the construction of phase one of China Pearls and Jewellery City.

It generally takes several years for a planned real estate project to generate revenue, and we cannot assure you that our real estate projects will achieve positive cash flow. As a result, our current and future real estate development activities may be exposed to the following risks:

•	we may lease or sell developed properties at below expected rental rates or sales prices, and we may experience delays in the sale or leasing of developed properties;

•

we may be unable to complete construction of our real estate projects on schedule, or on budget, due to a variety of factors including shortages of materials, equipment, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors and sub-contractors, accidents, changes in government priorities and policies, changes in market conditions, delays in the relocation process, delays in obtaining the requisite licenses, permits and approvals from the relevant authorities and other problems and circumstances, resulting in increased debt service expense and construction costs;

•

occupancy rates, rents and sales prices at our real estate properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investments being less profitable than we expected or not profitable at all;

•

the services rendered by our contractors may not always meet our quality requirements, and negligence or poor work quality by any contractors may result in defects in our buildings or trade center units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims;

•

since it normally takes several years for us to complete a real estate project, we expect that we will be affected by increases in the costs of construction materials and the costs of other goods and services, most significantly labor costs;

•	we may delay, or change the structure of, real estate projects and as a result we may lose deposits paid to participate in the land tender process or fail to recover expenses already incurred; and

•

we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits, rights and authorizations, which could result in increased costs with respect to a project.

The occurrence of any of these circumstances, most of which are beyond our control, could delay the completion of our real estate projects, which could adversely affect our business, financial condition and results of operations, which in turn could cause the market value of our shares to decline.

We may not be able to generate sufficient cash flow or obtain financing to complete China Pearls and Jewellery City or implement our business strategies.

We intend to invest approximately HK$31.0 million and HK$1.1 million for capital expenditures in our real estate business in fiscal years 2011 and 2012, respectively, nearly all of which will be dedicated to the construction of the phase one pearl market center for China Pearls and Jewellery City. We intend to finance these capital expenditures with cash reserves, cash flows from operations, dividend payments from subsidiaries and, if required, borrowings. We may not generate sufficient cash flows from operations to fully fund our capital expenditures for China Pearls and Jewellery City or other projects we may undertake. We may need additional funding to implement our business strategy. If we are unable to generate enough cash to pay for these projects we may need to raise additional funds. We may not be able to raise any additional funds on commercially acceptable terms, if at all. If we cannot generate enough cash, or find alternative sources of funding to complete these projects, our business, cash flows, financial condition, results of operations and prospects could be materially and adversely affected.

If we fail to obtain the necessary land-use rights, we will not be able to continue the development of China Pearls and Jewellery City.

We entered into a master agreement with the Zhuji Shanxiahu People’s Government in January 2006 for the development of China Pearls and Jewellery City. Pursuant to this master agreement, the Zhuji Shanxiahu People’s Government has identified land which is suitable for the development of China Pearls and Jewellery City. However, the signing of the master agreement does not guarantee that we will obtain all of the land identified therein, which is transferred by public tender, auction or listing for sale. As of March 31, 2010, we had obtained the land-use rights for approximately 300,000 square meters of land for the development of China Pearls and Jewellery City, including substantially all of the land-use rights for our phase one pearl market center.

We cannot assure you that land administration authorities will grant us the remaining 900,000 square meters of land corresponding to the land identified in our master agreement for the development of the remaining phases of China Pearls and Jewellery City in a timely manner, or at all. Moreover, we cannot assure you that we will be able to obtain the land at our desired price. If we are not successful in obtaining the land-use rights for the development of the remaining phases of China Pearls and Jewellery City, we will not be able to develop China Pearls and Jewellery City as planned, which may result in a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Businesses Generally

We may not be able to obtain adequate funding to our property under development or any properties planned for future development.

To date, for investment activities, we have relied primarily on bank borrowings and shareholders’ loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2010, we had net current assets of HK$866.2 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals) amounted to approximately HK$1,062.4 million, which included primarily bank borrowings, trade payables, other payables and accruals and amount due to an associate in the amounts of HK$606.7 million, HK$454.2 million and HK$1.5 million, respectively. Approximately HK$249.1 million of our total borrowings were due within one year or on demand and approximately HK$357.6 million were due within a period of more than one year but not exceeding five years.

We also have available cash flow from our operations, but such amounts are not likely to be sufficient to fund our future development requirements. Due to the nature of our trade center development business, it may from time to time experience periods of net cash outflows, when imbalances may arise between the timing of cash inflows from rentals and sales of trade center units and our cash outflows relating to the construction of properties and purchases of state-owned land use rights. We may require additional bank borrowings and, if necessary, offerings of debt and equity securities for a significant portion of our liquidity requirements to finance the construction costs of these projects, which are expected to be completed in stages. We cannot assure that we will be able to obtain additional financing at competitive costs, or at all. In addition, although we have not experienced any difficulties in the past, it may not be able to renew our existing loan facilities granted by banks in the PRC on satisfactory terms, or at all. If we are unable to obtain necessary additional financing or renew existing loan facilities, we will not be able to complete future projects, and our business development could be severely disrupted.

We cannot assure that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities in Tieling treat our subsidiary, China Northeast, as a real property developer, we have been subject to these measures and regulations with respect to China Northeast.

We may incur substantial additional indebtedness in the future.

As of March 31, 2010, our debt-to-equity ratio (total bank borrowings/total equity) was approximately 33.3%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if it or our subsidiaries incurs additional debt. For example, the additional debt could:

•	limit our ability to satisfy our obligations under our borrowings;

•	increase our vulnerability to adverse general economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund project developments, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploring business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit, along with the restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds or make guarantees; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by then prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not be able to generate sufficient cash flow for these purposes. If we are unable to service our total indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. These strategies may not be implemented on satisfactory terms, if at all.

If we are unable to comply with the restrictions and covenants in our bank loan agreements, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

The bank loan agreements of our PRC subsidiary, China Northeast contain a number of significant restrictive covenants. These covenants restrict, among other things, China Northeast’s ability and the ability of its subsidiaries to incur additional debt or make guarantees, incur liens, pay dividends or distributions on its or its subsidiaries’ capital stock, prepay certain indebtedness, sell or transfer property or assets, make investments and merge or consolidate with another company.

If China Northeast is unable to comply with the restrictions and covenants in its current or future loan and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to China Northeast, accelerate the outstanding debt and/or terminate the agreements, as the case may be. If the underlying obligation relates to China Northeast’s secured borrowings, the lender can enforce the mortgages over the property securing the defaulted loan. If any of these events occur, China Northeast cannot assure that its assets and cash flow would be sufficient to repay all of its indebtedness, or that it would be able to obtain alternative financing on terms that are favorable or acceptable to China Northeast.

There are no breach of any of those covenants by China Northeast.

We depend on China Metro-Rural Limited’s founding shareholders, one of whom is also one of our directors, and our business and growth prospects may be severely disrupted if we lose the support and service of all or any one of them.

Our success and growth depends on the efforts of the founding shareholders of the China Metro-Rural Limited (Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam), one of whom (Mr. Cheng Chung Hing, Ricky) is also one of our directors. These founding shareholders are critical to our success because of their vision for us and their industry knowledge and relationships. If we were to lose their support, our relationships with bankers, government officials, potential tenants and industry personnel could be adversely affected. We may not be able to replace these founding shareholders easily or at all. As a result, the loss of any of these founding shareholders, whether because any one or more of them become unwilling to continue in their present capacities with us, develop disagreements between each other, leave to join a competitor or form a competing business, or other reasons, would severely disrupt our business and growth prospects.

We depend on our senior management and other important staff members, as well as on our ability to attract and retain qualified management personnel.

We depend on the efforts and skill of our senior management and other important staff members. As a result, our future success depends to a significant extent on the continuing service and coordination of these individuals, who are not obligated to remain employed with us.

Our success also depends on our ability to identify, hire, train and retain suitably skilled and qualified employees with the requisite industry expertise. The loss of any member of our senior management team and our other employees could have a material adverse effect on our business if we are unable to find suitable replacements in a timely manner. Competition for such personnel is intense, and any failure to recruit and retain the necessary personnel or the loss of a significant number of employees at any time could harm our business and prospects.

We may suffer losses caused by natural disasters or accidents and these losses may not be covered by insurance.

Our business may be adversely affected due to the occurrence of typhoons, severe storms, floods, wildfires or other natural disasters, or accidents (including fire or explosion) or similar events in the areas where we operate our trade centers. We do not carry any property insurance. Should a loss occur, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenues from the property. Nevertheless, we would remain obligated for any bank borrowings or other financial obligations related to the property. It is also possible that if we were to obtain insurance, third-party insurance carriers would not be able to maintain reinsurance sufficient to cover any losses that may be incurred. Any material uninsured loss could materially and adversely affect our business, financial condition and results of operations.

We are a holding company and rely on dividends paid by our subsidiaries for our funding requirements.

As a holding company, we depend upon the receipt of dividends from our subsidiaries to pay dividends to our shareholders and satisfy our obligations. The ability of our direct and indirect subsidiaries to pay dividends to their shareholders (including us) is subject to relevant shareholders’ agreements or constitutional documents and restrictions contained in the loan agreements of such subsidiaries or other instruments.

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan maintained for their employees, consisting of pension benefits, personal injury insurance and medical and unemployment benefits. In addition, each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the cumulative amount of such reserves and fund reaches 50% of its registered capital. As of March 31, 2010, we did not have any statutory reserves for China Northeast or any accumulated profits that were unrestricted and available for distribution.

Any occurrence of avian influenza, influenza A H1N1 or other widespread public health problems could adversely affect our business, financial condition and results of operations.

There have been media reports regarding the spread of the H5N1 virus, or avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. Further, the World Health Organization in June 2009 raised its pandemic alert level to six, its highest level, in response to an outbreak of influenza A caused by the H1N1 virus that resulted in a number of confirmed cases worldwide. We cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza, influenza A H1N1 or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and our property market generally, and on our business, financial condition and results of operations.

Restrictions on foreign currency exchange may limit our ability to obtain and remit foreign currency or to utilize our revenues effectively.

We currently receive substantially all of our agricultural logistics business revenues in Renminbi through our ownership and operation of China Northeast. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

Following the Merger, we will have greater exposure to general real estate investment risks.

Real estate investments, like many other types of long-term investments, have historically experienced significant fluctuations in value, and specific market conditions and cycles may result in occasional or permanent reductions in the value of our investments. Property cash flows and the marketability and value of real property will depend on many factors beyond our control, including, without limitation:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates or financial markets;

•	fluctuating local real estate conditions and changes in local laws and regulations;

•	changes or promulgation and enforcement of governmental regulations relating to land use and zoning, environmental, occupational and safety matters;

•	changes in real estate tax rates and other operating expenses;

•	existence of uninsured or uninsurable risks; and

•	natural disasters, acts of war or terrorism.

We have recently transitioned to financial reporting under International Financial Reporting Standards, or IFRS with respect to our Jewelry and Real Estate Businesses, which differs in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP, under which we have historically reported, which may make it difficult to compare our results to prior periods and may strain our resources and increase our annual expenses.

Our financial statements with respect to our Jewelry and Real Estate Businesses have historically been reported under U.S. GAAP. There are certain significant differences between U.S. GAAP and IFRS. As a result, our financial information and reported earnings for periods presented in the financial statements included in this annual report could be significantly different if they were prepared in accordance with U.S. GAAP.

Because the application of IFRS is highly different from U.S. GAAP, it is expected to have a significant impact on our financial accounting and reporting systems, internal controls, taxes, borrowing covenants and cash management. We anticipate that a significant amount of time, internal and external resources and expenses, over a multi-year period will be required to complete our transition to IFRS with respect to our Jewelry and Real Estate Businesses. In addition, any change in the rules of IFRS as issued by the International Accounting Standards Board, or in the SEC’s acceptance of such rules, could have a significant effect on our reported financial results.

The cyclical nature of the real estate industry could adversely affect our results of operations.

The results of our real estate operations are affected by the cyclical nature of the real estate industry in the PRC. Property values and rents are affected by, among other factors, supply and demand of comparable properties, interest rates, unemployment rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. We cannot assure you that property values and rents will not decline in the future. In addition, increased competition from other pearl processing and pearl market centers could adversely affect our rents and occupancy rates at Man Sang Industrial City and China Pearls and Jewellery City as well as sales prices for our units at China Pearls and Jewellery City. Furthermore, a significant downturn in demand for pearl and jewelry products could adversely affect demand for our units at Man Sang Industrial City and China Pearls and Jewellery City. A significant downturn in demand for our units would result in a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to extensive governmental regulation, and we are susceptible to changes in policies related to the real estate market in the PRC.

In order to develop and operate China Pearls and Jewellery City, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of development, including land-use rights documents, planning permits, construction permits, and certificates or confirmations of completion and acceptance. Each approval is dependent on the satisfaction of certain pre-conditions. We cannot assure you that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate market in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. If we fail to obtain, or experience material delays in obtaining, the requisite governmental approvals, the development, sale and lease of China Pearls and Jewellery City pearl market center units could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations.

Our principal shareholder has substantial control over us and can affect decisions made by our shareholders.

As of March 31, 2010, our principal shareholder, Mr. Cheng Chung Hing, Ricky, our President and Chairman, together with his affiliates, controls 40,775,605 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 43,966,830, or 65.3%, of our outstanding voting shares.

Mr. Cheng Chung Hing, Ricky has the requisite voting power to exert substantial influence over actions which require shareholder approval and generally to direct our affairs, including decisions regarding the election of directors, mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders.

We cannot guarantee you that we will pay dividends.

Any declaration of dividends will be proposed by our directors and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time.

It may be difficult to effect service of process upon us or our directors or to enforce any judgments obtained from non-PRC courts.

Our operations are substantially conducted and substantially all of our assets are located within China. Our directors reside in Hong Kong and China, where substantially all of their assets are located. Investors may experience difficulties in effecting service of process upon us, our directors or our senior management in China and it may not be possible to effect such service of process outside China. In addition, our PRC legal counsel, Commerce & Finance Law Offices, has advised us that China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Risks Relating to Doing Business in the PRC

Economic, political and social conditions, as well as government policies in China could have a material adverse effect on our business, results of operations and financial condition.

All of our agricultural logistics business is conducted in, and all of our agricultural logistics revenues are derived from, China. The economy of China differs from the economies of most developed countries in many respects, including, but not limited to: structure; governmental involvement; level of development; growth rate of gross domestic product, or GDP; capital re-investment; allocation of resources; control of foreign currency; and rate of inflation. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industries by imposing industrial policies. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Policies and other measures taken by the PRC government to regulate the economy could have a significant negative impact on economic conditions in China, with a resulting negative impact on our business. For example, our business, results of operations and financial condition may be materially and adversely affected by:

•	new laws and regulations and the interpretations of those laws and regulations;

•	the introduction of measures to control inflation or stimulate growth;

•	changes in the rate or method of taxation; or

•	the imposition of additional restrictions on currency conversions and remittances abroad.

Previous macroeconomic measures taken by the PRC government to manage economic growth could have adverse economic consequences, and recent fiscal stimulus measures may not be successful in offsetting a decline in the rate of economic growth in the PRC.

In previous years, the PRC government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2009, China’s real GDP grew by a rate of an estimated 8.7% as compared to a rate of 9.8% and 11.9% in 2008 and 2007, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

The PRC legal system has inherent uncertainties that could negatively impact our business.

Our business is operated through, and our revenues are generated by, our operating subsidiaries in the PRC. Substantially all of our assets are located in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has issued laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their nonbinding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the legal system in China develops, changes in such laws and regulations, their interpretation or their enforcement may have a negative effect on our business, financial condition and results of operations.

We are subject to risks of fluctuations in the exchange rate between the Renminbi and foreign currencies.

From 1994 until recently, the conversion of Renminbi into U.S. dollars was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the People’s Bank of China announced a reform of its exchange rate system and revalued the Renminbi to RMB8.11: US$1.00. Under the reform, the Renminbi would no longer be effectively linked to the United States dollar but instead would be allowed to fluctuate within a narrow and managed band against a basket of foreign currencies. We cannot assure you that such exchange rate will not fluctuate widely against the U.S. dollar, Hong Kong dollar or any other foreign currency in the future. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. However, we cannot predict if or when these further reforms will occur. Although currently a substantial portion of our revenues, expenses and bank loans are denominated in Renminbi, we do have loans from our shareholders that are denominated in Hong Kong dollars, and notes that are denominated in U.S. dollars. Fluctuation of the value of Renminbi will affect the amount of our non-Renminbi debt service in Renminbi terms since we have to convert Renminbi into non-Renminbi currencies to service our foreign debt. Since a substantial portion of income and profits are denominated in Renminbi, any appreciation of Renminbi will also increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi will decrease the value of, and any dividends payable on, our shares in foreign currency terms.

Item 4.	Information on the Company

A. History and Development of the Company

China Metro-Rural Holdings Limited, or China Metro, was incorporated in the British Virgin Islands as an international business company under the name Man Sang International (B.V.I.) Limited, or MSBVI, under the International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004. Prior to August 25, 2009, MSBVI was a wholly owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidated and dissolved, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction, MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. On March 19, 2010, MSBVI was renamed China Metro-Rural Holdings Limited. Our ordinary shares are traded on the NYSE Amex under the ticker symbol “CNR”.

As a result of the Merger, our principal operating subsidiaries are China Metro-Rural Limited and its subsidiaries as well as Man Sang International Limited and its subsidiaries.

Our principal place of business and our executive office is located at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2317-9888. We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States.

B. Business Overview

Agricultural Logistics Business Overview

We, through our principal agricultural logistics business subsidiary, China Northeast, are a developer and operator of integrated agricultural logistics and trade centers called “China Northeast Logistics City” in Tieling City, Liaoning Province, the People’s Republic of China.

China Northeast operates in three segments: (1) property development, which engages in the development of integrated agricultural logistics and trade centers and supporting residential properties; (2) property investment, which invests in integrated agricultural logistics and trade centers and supporting facilities; and (3) property management, which engages in the management of China Northeast’s developed properties.

China Northeast Logistics City has a single integrated agricultural logistics and trade center platform in operation in Tieling City, Liaoning Province, which mainly focuses on agriculture industry, including agricultural products, agricultural machineries, fertilizers and chemicals, and automobiles.

Upon the completion of Phase I, China Northeast Logistics City will have a planned total GFA of approximately 2.7 million square meters. We sell and lease trade center units at China Northeast Logistics City to agricultural traders, farmers, domestic and international suppliers, distributors of raw materials and agricultural products, and we provide superior facilities and an integrated platform from which to display and sell their agricultural or related products to buyers. We focus on developing our trade centers by providing superior project planning and managing completed trade centers with quality services. We intend to maintain an optimal mix between trade center units for sale and trade center units held as investment properties. As of March 31, 2010, a total GFA of 236,452 square meters (excluding self-used properties) were completed with more than 1,300 independent individuals had entered into sales and purchase agreements to sell more than 104,000 square meters of GFA, or approximately 44% of our completed GFA.

China Northeast Logistics City will provide a wide range of products and services necessary for agricultural production in Northeast China, including farm equipment, financial services, grain agronomy, marketing, storage and transportation. We will also facilitate and make available to our trade center tenants and their customers a full range of integrated agricultural logistics and trade facilities and services, including transportation services, bonded, unbonded and export supervised warehouses, agricultural logistics liaison services, on-site agricultural logistics service providers and quality testing services. The agricultural logistics services will be provided by on-site joint venture and third party service providers in our facilities at Liaoning Province. In addition, we will provide value-added exhibition and conference, residential, hotel and office facilities and procure other parties to provide banking and advertising services as well as food and beverage services. Our business model will be further augmented by the on-site presence of PRC Government agencies, which offer a diverse range of services, including registration and compliance, customs, tax administration, public security and human resources services primarily to trade center tenants, farmers and other customers.

China Northeast Logistics City is strategically located in Manchuria. “Manchuria” is a historical name given to a vast geographic region in northeast Asia. Depending on the definition of its extent, Manchuria either falls entirely within China or is divided between China and Russia. The region is commonly referred to as Northeast China (Chinese: ; pinyin: Dōngběi). A region of northeast China comprising the modern-day provinces of Heilongjiang, Jilin and Liaoning, Northeast China is fertile and densely populated, and it has been a major manufacturing and agricultural center of China. It is one of the few areas in the country suitable for large-scale mechanized agriculture and has numerous collective farms. Long, severe winters limit harvests to once a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and kaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast. China Northeast Logistics City is also centered within an extensive transportation network of airports, railways, port facilities and highways that facilitate trade in the region.

Phase I trade centers commenced construction in January 2008, completed in February 2009 and began operating in August 2009. Our development activities consist of site selection, land acquisition, project design and construction of trade centers, warehouse facilities and supporting commercial and residential facilities. Our operations consist of the operation of these trade centers and facilities on our project sites. China Northeast is treated as a real estate developer by the government authorities in Liaoning Province, and being a newly formed enterprise, it is required to obtain a short-term (one year) qualification certificate for real estate development, which is renewed annually as necessary.

China Northeast Logistics City as a whole, including all trade centers and supporting commercial, warehouse and residential facilities, is expected to cover a total planned GFA of approximately 8 million square meters upon completion of all phases at the end of 2017.

As of March 31, 2010, our total investment for Phase I of China Northeast Logistics City is approximately RMB1,006.2 million (US$148.0 million).

All of our agricultural logistics business revenues during the past two years were derived from our operations at China Northeast Logistics City, and were from sales of trade center units. China Northeast Logistics

City began to generate revenue in the fiscal year ended March 31, 2009 with net revenue of approximately HK$1.1 million, all of which were contributed from sales of trade center units. Net revenues in the fiscal year ended March 31, 2010 were approximately HK$337.7 million, with HK$336.7 million, HK$0.6 million and HK$0.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties under construction were approximately HK$23.4 million, HK$6.6 million and HK$155.6 million in the fiscal years ended March 31, 2008, 2009, and 2010. In the fiscal years ended March 31, 2008, 2009, and 2010, changes in fair values of investment properties under construction represented 5.8%, 10.3% and 109.7% of our net profit/loss after taking into account relevant deferred income tax.

The following map illustrates the geographic location of our project in Tieling City, Liaoning Province:

Completed Property Development

Phase I of China Northeast Logistics City will cover a planned GFA of approximately 2.7 million square meters. Construction of 236,452 square meters of trade centers were completed in March 2010 .

Properties under Development

We are currently constructing additional trade centers and supporting facilities for Phase I, with a planned GFA of approximately 229,700 square meters.

Properties Planned for Future Development

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the remaining area of Phase I, which will be approximately 2.2 million square meters. We expect to complete Phase I construction by 2017.

The planned site area for Phase II will be approximately 2.1 million square meters according to a framework agreement that was signed in 2006. We are in the initial planning stages for Phase II of China Northeast Logistics City, and we have not yet obtained the necessary land-use rights certificates.

Competitive Strengths

We believe that we are well-positioned to take advantage of the continued strong growth in the trade of agricultural industrial materials as a result of China’s growing position as a global manufacturing and export center and China’s increasing domestic consumption. We believe that we have the following competitive strengths:

Our unique business model provides an integrated platform for our trade center tenants and their customers to receive a comprehensive range of trade, agricultural logistics and supporting services.

The scale and scope of China Northeast Logistics City, which serves agricultural and related industries, attracts buyers and sellers seeking to take advantage of the synergies present within our integrated agricultural logistics and trade centers. Buyers are able to meet their purchasing needs for a wide range of agricultural raw materials and products as well as effectively diversify and tailor their sourcing needs. Sellers are able to streamline their business operations by taking advantage of the full range of on-site agricultural logistics and trade solutions available at our trade centers. In addition, hotel and restaurant facilities are available on-site for the convenience of trade center tenants and their customers. As our trade centers serve as a wholly integrated, single shop for both buyers and sellers, we believe this business model will continue to set us apart from our competitors and attract new tenants and customers, and allow us to retain our current tenants and customers.

Our current and planned integrated agricultural logistics and trade centers are strategically located in fast growing agricultural, manufacturing and economic centers in Manchuria near well-developed transportation networks and infrastructure.

Manchuria’s vast timber reserves have been damaged by excessive cutting. Mineral resources—chiefly coal and iron—are concentrated in the southwest, with a large colliery at Fushun and a large steel mill at Anshan. Magnetite, copper, lead and zinc are also important, and there is a large oil field at Daqing, northwest of Harbin. Uranium and gold deposits have also been found in the area.

The great Manchurian plain (average elevation 1,000 ft/300 m), crossed by the Liao and Songhua Rivers, is the only extensively level area. Fertile and densely populated, it has been a major manufacturing and agricultural center of China. As one of the few areas in the country suitable for large-scale mechanized agriculture, it has numerous collective farms. Long, severe winters limit harvests to once a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and kaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed, and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast.

In addition, China Northeast Logistics City is connected to each of the major railway arteries in Northeast China as well as at least two major highways linking each of the major cities in the Manchuria region, Russia, North Korea and South Korea. Located in Bohai sea region, China Northeast Logistics City also has access to heavy port facilities in the Yellow Sea coast.

Below is a map that sets out the location of China Northeast Logistics City and the surrounding transportation network in the Manchuria area.

We enjoy strong municipal and regional government support in the locations in which we currently plan to operate.

In selecting new sites for our projects, we strategically seek out locations in which local and regional governments have actively expressed a desire to develop industrial integrated logistics and trade services in their long-term plans. In so doing, we are able to ensure that our business operations are closely aligned with the long-term economic development plans of the region in which we develop and operate. With respect to China Northeast Logistics City, with local administrative support, we were able to secure a plot of land in excess of one square kilometer quickly, efficiently and in accordance with relevant approval procedures. Pursuant to the terms of our mutual agreement, representatives of the Tieling City municipal government undertook responsibility for relocating all prior occupants of the land as well as improving roads and infrastructure within China Northeast Logistics City. In addition, as part of a broader effort to improve local transportation infrastructure, government authorities have also undertaken construction of new roads and other supporting infrastructure surrounding China

Northeast Logistics City. Several PRC Government agencies also plan to have an on-site presence at China Northeast Logistics City to assist trade center tenants and other visitors. We believe China Northeast Logistics City will remain an important part of the municipal and regional governments’ overall strategy to develop the local economy by creating new jobs, contributing increased tax revenues and attracting new manufacturing plants and commercial development to the Manchuria area.

The founding shareholders of China Metro-Rural Limited and our investors possess in-depth experience and extensive networks of contacts within their respective industries.

The two founding shareholders of China Metro-Rural Limited, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of the founding shareholders of China Metro-Rural Limited, is also the Chairman of Shenzhen Logistics and Supply Chain Managers Management Association. He is also a member of the Shenzhen committee of the Chinese People’s Political Consultative Conference. Mr. Leung Moon Lam is a member of the Liaoning committee of the Chinese People’s Political Consultative Conference.

We have a strong, experienced management team with a demonstrated record of success.

We consider the strength of our senior management team to be fundamental to the success of our integrated agricultural logistics and trade center development projects. We rely on our senior management’s experience and insight on important factors that contribute to the success of our projects, such as careful site selection, detailed project management, stringent cost control and effective quality control. Our senior management team also has extensive experience in real estate operations and financial management, which we believe provides us with a key competitive advantage. Our financial team includes professionals with experience in financial management, mergers and acquisitions, capital markets financing and corporate restructuring. Furthermore, we have developed a strong sales team with specialized experience in each of the different trade and agricultural logistics services industries represented at China Northeast Logistics City. We believe our management team’s comprehensive industry background has helped us to achieve our past success and will enable us to successfully implement our growth strategies in the future.

Strategy

Our objective is to become the leading developer and operator of large-scale, agricultural industrial integrated logistics and trade centers in the PRC. To achieve this objective, we intend to implement the following strategies:

Maximize occupancy rates, rental rates and traffic flow in our existing and planned trade centers

We plan on maximizing occupancy rates, rental rates and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers of Phase II of China Northeast Logistics City, which we expect will be offered at higher rental rates than those charged for trade centers in Phase I.

•

Continue to offer integrated agricultural logistics services to increase customers’ access to the global supply chain. We intend to optimize our offerings of integrated agricultural logistics services, including warehouse, liaison and on-site agricultural logistics services and transportation services, in order to facilitate individual needs and order requirements of trade center tenants and their customers. By integrating agricultural logistics and trade functions and providing ready access to necessary services for trade center tenants and their customers, we believe we will be able to outperform our competitors in advancing and expediting the business interests of trade center tenants.

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

Build our market position and enhance our brand recognition

We intend to augment our sales and marketing program to further strengthen our market position and enhance brand recognition by using a variety of promotional, advertising, public relations and customer service campaigns in China, Russia and Korea. We will emphasize the competitive strengths of our trade centers, including strategic location, integration into the global agricultural logistics supply chain, strong supporting infrastructure and services and high quality and superior management in our marketing efforts. Our marketing promotions and advertising campaigns will target domestic and multinational companies active in the industries represented at our trade centers. We believe that these marketing activities will better enable us to promote our trade centers, attract quality trade center tenants and enhance our brand recognition among domestic and international buyers and suppliers of industrial materials and finished goods, creating higher demand for our trade center units.

Achieve and maintain an optimal mix between properties for sale and investment properties

We do not have any limitations or constraints in sales or leasing. We intend to maintain an optimal mix of properties generating long-term recurring income and capital appreciation, and properties generating profit from sales. We intend to strategically balance the amount of GFA for sale and for investment in our completed projects and properties under development and planned for future development in order to enhance our working capital position and to finance a portion of our project development costs.

Trade Center Project

We currently have one large-scale integrated agricultural logistics and trade center project in various stages of development.

Our trade center project is classified into:

•

Properties under development, representing properties for which we have obtained land-use rights certificates and have planned or commenced construction. One of the properties under development is the “Construction Materials Depot” trade center, which is a construction materials and accessories trade center.

•	Properties held for sale, representing properties for which we have completed construction and are ready to be sold and occupied by potential buyers and tenants.

•	Properties under planning, representing development activities consisting of site selection, land acquisition and project design.

In determining the estimated commencement and completion dates for our properties under development and planned for future development, we rely on certain assumptions, including that: (1) there will be no material changes with respect to the general economic conditions in the PRC, performance of the PRC property market or demand for industrial materials, particularly in the regions where we plan to develop such properties; (2) there will be no material change in the regulatory regime governing the real estate market in the PRC which adversely affects our ability to develop such properties; (3) there will be no significant obstacles in obtaining necessary licenses and approvals to develop such properties; (4) we will be able to obtain adequate funding through internal financing, bank borrowings and shareholder loans, as well as expanding our sources of external financing, including access to debt and equity financing, to develop such properties; (5) we will be able to obtain sites identified for future development pursuant to the terms of the master agreements governing the construction and development of such projects; (6) we will be able to obtain land-use rights and building ownership certificates necessary to commence development of such projects; (7) the services rendered by independent contractors engaged in the construction of such properties will be performed in a satisfactory manner that meets our quality requirements; (8) there will be no material increase in the costs of construction materials and labor in the PRC; and (9) we will not be involved in any material legal or other governmental proceedings arising from the transfer or development of such properties.

Land-Use Rights and Building Ownership Rights

There are two types of title registrations in the PRC: land registration and building registration. Land registration is evidenced by the issuance of a land-use rights certificate by the relevant authority. A land-use rights certificate is the evidentiary legal document to demonstrate that the registered land user has the lawful right to use the land during the term stated therein, including the right to assign, mortgage or lease the land. Building registration is evidenced by the issuance of a building ownership certificate. The holder of a land-use rights certificate who is issued a building ownership certificate holds land-use rights and owns the building erected on the land. All holders of land-use rights, and other rights in respect of the land, such as the right to buildings erected on the land, must register their lawful state-owned land-use rights, as well as ownership rights to the buildings. Under PRC law, land-use rights and building ownership rights which are duly registered are protected by law.

PRC law prescribes different maximum periods for the grant of a land-use right by the PRC Government to the land user, subject to the payment of the land grant fee by the land user. The maximum period depends upon the use of the land, and varies from 40 years for commercial, tourism and entertainment uses to 70 years for residential uses. The most common term is 50 years, such as for industrial, warehouse, office and other uses. For further information, please see “Regulation.”

China Northeast Logistics City

We have received land-use rights with respect to approximately 1,788,308 square meters of a total site area of approximately 3.9 million square meters planned for development for China Northeast Logistics City. Other than as discussed below, we have obtained all necessary land-use rights and building ownership certificates to conduct our operations at China Northeast Logistics City. The land-use rights for the Phase I are for a period ranging from 40 to 70 years commencing from the respective dates as specified in the land-use rights certificates.

We have paid for and signed a land grant contract with the government for approximately 1,788,308 square meters of land planned for use in Phase I, representing approximately 46% of the total site area for China Northeast Logistics City. As of March 31, 2010, we received all land-use rights for Phase I of our development. All the land has gone through auctions.

Under relevant PRC laws and regulations, idle land is subject to (a) payment of idle fees equivalent to 20% of the land grant fees paid for these parcels of land, or (b) in more serious cases, potential forfeiture.

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, we believe that we comply with relevant PRC laws and regulations with respect to the land and we do not believe our land is subject to payment of any idle fees or forfeiture.

Sales and Marketing

As of March 31, 2010, we had a team of approximately 73 sales and marketing and customer services personnel located in Tieling City who are responsible for the sales, leasing and marketing of the store units in the trade centers and the other properties in China Northeast Logistics City. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

We conduct marketing of China Northeast Logistics City through a variety of channels, including the network of our founding shareholders, advertising media, events and exhibitions and activities of trade associations. China Northeast Logistics City also has its own website www.nlc88.com which provides a platform for promoting China Northeast Logistics City and the business carried out therein.

Lease Agreements

China Northeast Logistics City Phase I

Overview

As of March 31, 2010, we had approximately 1,256 completed trade center units for lease at Phase I of China Northeast Logistics City. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of Phase I trade center units, we provided early tenants with preferential rental rates and rent-free periods of 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our Phase I trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2010, taking into account the above preferential terms, the average effective monthly rental rate for our Phase I trade center units is approximately RMB44 per square meter annually (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business more efficiently and effectively, we have constructed and occupied the following properties at China Northeast Logistics City as at March 31, 2010:

•

Administrative Tower, a 5-story building with a total gross floor area of approximately 10,757 square meters. The Tower is used as our headquarters of China Northeast Logistics City and is used by us for daily administrative duties.

•

Sales Center, a 2-story building with office area with a total gross floor area of approximately 2,265 square meters. The Sales Center is used as showroom at China Northeast Logistics City and is used by our sales team for daily sales and administrative duties.

Jewelry and Real Estate Business Overview

Through certain subsidiaries of Man Sang International Limited, we are engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products. In addition, we own and operate real estate development and investment businesses in the PRC. Net sales for our pearl operations were HK$261.5 million for the fiscal year ended March 31, 2010, HK$316.7 million for the fiscal year ended March 31, 2009 and HK$405.4 million for the fiscal year ended March 31, 2008. The real estate development and investment business began to generate revenue in the fourth quarter of fiscal year 2008. Net sales for our real estate development and investment business, generated primarily from the sale and lease of phase one pearl market center units in China Pearls and Jewellery City, were HK$77.8 million for the fiscal year ended March 31, 2010, HK$43.0 million for the fiscal year ended March 31, 2009 and HK$235.1 million for the fiscal year ended March 31, 2008. Net sales from the sale and lease of phase one pearl market center units in China Pearls and Jewellery City accounted for approximately 11.5% of our total revenues for the fiscal year ended March 31, 2010, 11.9% of our total revenues for the fiscal year ended March 31, 2009 and approximately 36.7% of our total revenues for the fiscal year ended March 31, 2008.

Pearl Operations

Pearl Industry

The use of pearls in jewelry dates back over 1,500 years in China. Large-scale commercial pearl production began in Japan in the late 19th century. The farming, production and trading of pearls to meet demand for pearl jewelry is a mature industry. Today’s pearl industry and its growth are affected by consumer preferences, worldwide economic conditions and availability of supply.

In today’s pearl market, pearls are divided into two categories: freshwater pearls and saltwater cultured pearls. Saltwater cultured pearls are, in turn, divided into Japanese cultured pearls, Chinese cultured pearls, Tahitian pearls and South Sea pearls.

The PRC is a major supplier of freshwater pearls. In addition to the traditional smaller freshwater pearls ranging in size from five millimeters to seven millimeters, there is a supply of high quality freshwater pearls ranging in size from eight millimeters to fifteen millimeters. These larger freshwater pearls have a higher gross profit margin than the traditional smaller freshwater pearls because larger freshwater pearls take longer to cultivate and are in shorter supply than the traditional smaller freshwater pearls and may therefore be sold at higher prices.

The PRC has emerged as a major supplier of cultured pearls, ranging in size from five millimeters to eight millimeters. Since 1996, Japan has been losing its long held dominance in the cultured pearl industry due to poor harvests of Japanese cultured pearls. Meanwhile, Chinese cultured pearls have been improving in quality and have been competitively priced. Presently, we no longer focus on the Chinese and Japanese cultured pearl market because we consider its potential growth and profit margin to be relatively unattractive.

Tahitian pearls are sourced from French Polynesia and the Cook Islands, while South Sea pearls are sourced mainly from Australia, Papua New Guinea, Indonesia and the Philippines. These pearls are generally more expensive and are considered superior in quality compared to either Japanese or Chinese cultured pearls. As a result, Japanese and Chinese cultured pearls cannot be easily substituted for Tahitian pearls and South Sea pearls.

Products

We currently offer six product lines: freshwater pearls; Chinese/Japanese cultured pearls; South Sea pearls and Tahitian pearls; pearl jewelry; and other jewelry products. Freshwater pearls are available in a variety of shapes and sizes. The most commonly available sizes range from 2 millimeters to 8 millimeters, which are generally less expensive in price than cultured pearls with wholesale prices typically ranging from US$2 to US$300 per 16-inch strand depending on size, grade and shape. However, since 1998, larger size freshwater pearls are available in the market ranging from 8 millimeters to 10 millimeters, or even sometimes up to 15 millimeters, and the price for the larger size freshwater pearls can reach up to US$1,000 per 16-inch strand depending on size, grade and shape. Saltwater cultured pearls generally are round in shape and range in size from five millimeters to 18 millimeters. South Sea and Tahitian pearls are considered to be the highest quality saltwater cultured pearls and typically the largest and most expensive followed by Japanese cultured pearls and Chinese cultured pearls. Wholesale prices of cultured pearls typically range from US$10 to US$70,000 per 16-inch strand.

The following table illustrates by pearl category the typical range of size and wholesale price of cultured pearls we sell, with price variations within each category reflecting size and qualitative differences:

	Size	Price per 16-Inch Strand
	(In millimeters)	US$
Freshwater pearls	2-13	2-1,000
Chinese cultured pearls	5-7.5	10-400
Japanese cultured pearls	7-10	100-2,000
Tahitian pearls	8-16	120-15,000
South Sea pearls	8-18	300-70,000

We also offer fully assembled pearl and other jewelry, including necklaces, earrings, rings, pendants, brooches, bracelets, cufflinks and similar miscellaneous pearl and other products. The following table sets forth sales of freshwater pearls, cultured pearls and non-pearl jewelry products as a percentage of our net sales for the periods indicated:

	Freshwater		Cultured		Non-Pearl
	Loose and Strands	Assembled Pearl Jewelry	Loose and Strands	Assembled Pearl Jewelry	Assembled Jewelry
	%	%	%	%	%
Year Ended March 31,
2010	4.0	43.1	23.9	20.5	8.5
2009	4.4	35.9	30.8	20.1	8.8
2008	4.7	27.0	38.3	18.6	11.4

Purchasing

We purchase (1) Chinese cultured pearls from pearl farms and other suppliers in the coastal areas of southern part of the PRC, including Guangdong and Guangxi Provinces; (2) South Sea pearls from pearl farms and suppliers in Hong Kong, Australia, the Philippines and Japan; (3) Tahitian pearls from pearl farms and suppliers in French Polynesia; and (4) freshwater pearls from pearl farms and other suppliers in the eastern part of the PRC, including Jiangsu and Zhejiang Provinces.

Our purchases of pearls are conducted by our full-time, well-trained and experienced purchasing staff from our offices in Hong Kong and Shenzhen in the PRC. The purchasing staff maintains regular contacts with pearl farms and other suppliers in the PRC, Japan, Hong Kong, Philippines and Tahiti, enabling us to buy directly from farmers whenever possible, to secure the best prices available for pearls and to gain access to a larger quantity of pearls. Our management and purchasing staff meet regularly to assess existing and anticipated pearl demand. The purchasing staff in turn inspects and purchases pearls in the quantities and of the quality and nature necessary to meet existing and estimated demand.

Due to the relatively low volatility of pearl prices, we have no long-term purchase contracts, and instead negotiate the purchase of pearls on an as-needed basis to correspond with expected demand.

While we constantly seek to capitalize on volume purchasing and relationships with farmers and suppliers to secure the best pricing and quality when purchasing pearls and other jewelry raw materials, we generally purchase raw materials from suppliers at approximately prevailing market prices. We believe that there are numerous alternate supply sources and that the termination of our relationship with any of our existing sources would not materially adversely affect us. To date, we have not experienced any significant difficulty in purchasing raw materials.

In fiscal year 2008, our five largest suppliers accounted for approximately 47.1% of our total purchases, with the largest supplier accounting for approximately 16.2% of our total purchases. In fiscal year 2009, our five largest suppliers accounted for approximately 50.0% of our total purchases, with the largest supplier accounting for approximately 21.3% of our total purchases. In fiscal year 2010, our five largest suppliers accounted for approximately 50.0% of our total purchases, with the largest supplier accounting for approximately 28.2% of our total purchases.

In fiscal year 2008, approximately 27.6% of our purchases were made in Hong Kong dollars, with the remaining amount settled in United States dollars, French Polynesian francs, Renminbi or Japanese Yen. In fiscal year 2009, approximately 38.0% and 45.4% of our purchases were made in Hong Kong dollars and United States dollars, respectively, with the remaining amount settled in Renminbi, Japanese Yen or Euro. In fiscal year 2010, approximately 44.8% and 37.5% of our purchases were made in Hong Kong dollars and United States dollars, respectively, with the remaining amount settled in Renminbi, Japanese Yen or Euro. It is our policy not to enter into derivative contracts such as forward contracts and options, unless we consider it necessary to hedge against foreign exchange fluctuations. No such derivative contract was entered into during fiscal year 2008, 2009 or 2010.

Processing and Assembly

Pearl processing and assembly are conducted at our facilities in Shenzhen, PRC. As of March 31, 2010, our freshwater pearl processing and assembly operations occupied approximately 17,200 square feet and employed 110 workers while jewelry production and assembly operations occupied approximately 52,000 square feet and employed 434 workers. As of March 31, 2010, the average compensation per factory worker was HK$2,300 per month while average supervisory compensation was HK$3,400 per month.

We, with the assistance of specialists from Japan, have trained our work force to implement advanced Japanese bleaching technology. Each worker performs a specific function and is supervised by an officer and technical assistants who are university graduates with chemical technology training. Each worker also receives specialized training by industry specialists from Japan. Prior to participation in pearl processing operations, each worker is required to participate in an extensive on-the-job training program utilizing poor quality pearls for demonstration and training purposes.

Pearl processing occurs in batches or production cycles. Raw pearls and other materials transported to our processing facilities in Shenzhen, PRC are first sorted, chemically bleached and, if necessary, drilled. This process, excluding drilling, takes approximately 21 days for freshwater pearls and approximately 70 days for saltwater cultured pearls. Drilling takes approximately 10 days. Next, the pearls are cleaned, dried, waxed, graded, sorted, strung, and if necessary, packaged. The entire production cycle takes approximately 30 days for freshwater pearls and approximately 100 days for saltwater cultured pearls.

Where appropriate, the processed pearls are then incorporated into finished jewelry products. Assembly and finishing may include the addition of clasps, decorative jewelry pieces, or other specialty work requested by the customers to produce finished jewelry pieces.

We presently have facilities and pearl processing personnel to produce approximately 25,000 kilograms (2009 and 2008: 25,000 kilograms) of freshwater pearls and 3,000 kilograms (2009 and 2008: 3,000 kilograms) of cultured pearls annually. Fiscal year 2010 production totaled approximately 12,747 kilograms of freshwater pearls, representing 51% of our processing capacity and 1,712 kilograms of cultured pearls, representing 57% of our processing capacity, compared to the production of 14,000 kilograms of freshwater pearls, representing 56% of our processing capacity, and 2,490 kilograms of cultured pearls, representing 83% of our processing capacity, in fiscal year 2009. Fiscal year 2009 production totaled approximately 14,000 kilograms of freshwater pearls, representing 56% of our processing capacity and 2,490 kilograms of cultured pearls, representing 83% of our processing capacity, compared to the production of 18,000 kilograms of freshwater pearls, representing 72% of our processing capacity, and 2,631 kilograms of cultured pearls, representing 88% of our processing capacity, in fiscal year 2008. As of March 31, 2010, we had adequate assembly and finishing personnel and facilities to produce approximately 1.7 million pieces (2009: 1.7 million pieces) of finished jewelry annually. Production of finished jewelry in fiscal year 2010 totaled approximately 1.0 million pieces (2009: 0.9 million pieces).

Upon completion of processing, pearls are shipped to our offices in Hong Kong where they are stored for inspection by potential buyers.

Marketing

We market our products from our facilities in Hong Kong. Our sales staff, which is divided into groups organized by geographic regions, currently markets freshwater pearls, Chinese cultured pearls, Japanese cultured pearls, Tahitian pearls, South Sea pearls and jewelry products.

Our marketing and sales staff maintains on-going communications with a broad range of jewelry distributors, manufacturers and retailers worldwide to assure that customers’ pearls and jewelry requirements are fully satisfied.

Our marketing and sales staff regularly visits all major pearl markets and jewelry trade shows to display products, establish contacts with potential customers and evaluate market trends. Apart from attending trade shows and servicing customers, our marketing and sales force principally operates from our headquarters in Hong Kong, where buyers personally visit and inspect our products and place orders. As part of our marketing efforts, we have established an Internet website (www.man-sang.com) to market our products. In addition, we have increased our efforts to market pearls and jewelry products to customers in Europe and North America.

Customers

Our customers consist principally of wholesale distributors and mass merchandisers in Europe, the United States, Hong Kong and other Asian countries. For fiscal years 2010, 2009 and 2008, one of our customers accounted for more than 10.0% of our total sales. For fiscal years 2010, 2009 and 2008, our five largest customers accounted for approximately 53.7%, 47.4% and 41.9%, respectively, with the largest customer accounting for approximately 22.2%, 15.1% and 16.0% , respectively, of our total sales attributable to our Pearl operations. As of March 31, 2010 and 2009, we had approximately 600 and 700 customers, respectively. We have no long-term contract with customers. Most of our customers have been in business with us for a number of years. We do not believe that the loss of any one customer will have a material adverse effect on our financial condition or results of operations.

Our policy is to denominate predominantly all of our pearl and jewelry sales in either U.S. dollars or Hong Kong dollars. Since the Hong Kong dollar remained “pegged” to the U.S. dollar throughout fiscal years 2010 and 2009, our sales proceeds have thus far had minimal exposure to foreign exchange fluctuations.

The following table sets forth by region and by product our net sales for the periods indicated:

	Fiscal Year Ended March 31,
	2010		2009		2008
	HK$	%	HK$	%	HK$	%
	(HK$ in thousands, except for percentages)
Cultured Pearls
North America	11,529	4.4	18,685	6.0	39,806	9.8
Europe	15,564	6.0	26,041	8.2	26,554	6.6
Hong Kong	9,321	3.6	12,234	3.8	22,442	5.5
Other Asian countries	20,464	7.8	36,473	11.5	58,032	14.3
Others	5,727	2.2	4,028	1.3	8,281	2.1
Sub-total	62,605	24.0	97,461	30.8	155,115	38.3

Freshwater Pearls
North America	1,008	0.3	2,156	0.7	3,389	0.8
Europe	2,067	0.8	3,074	1.1	4,496	1.1
Hong Kong	663	0.3	932	0.3	1,639	0.4
Other Asian countries	6,062	2.3	6,998	2.2	12,430	3.1
Others	709	0.3	800	0.2	2,199	0.6
Sub-total	10,509	4.0	13,960	4.5	24,153	6.0

Assembled Jewelry
North America	34,545	13.2	49,104	15.5	60,990	15.0
Europe	139,291	53.3	123,842	39.0	137,566	33.9
Hong Kong	2,516	1.0	2,800	0.9	2,767	0.7
Other Asian countries	7,423	2.8	8,723	2.7	8,453	2.1
Others	4,650	1.7	20,813	6.6	16,400	4.0
Sub-total	188,425	72.0	205,282	64.7	226,176	55.7

Total	261,539	100.0	316,703	100.0	405,444	100.0

Our purchases are not seasonal in nature.

A majority of sales (by dollar amount) in Hong Kong is for re-export to North America, Europe and other Asian countries.

Seasonality

Our sales are seasonal in nature and past experience indicates that this seasonality will continue in the future. The bulk of our sales occur during the months of March, June and September (during major international jewelry trade shows held in Hong Kong in these three months). Accordingly, the results of any interim period are not necessarily indicative of the results that might be expected during a full year.

The following table sets forth our unaudited net sales by quarter for the periods indicated:

	Fiscal Year Ended March 31,
	2010		2009		2008
	HK$	%	HK$	%	HK$	%
	(HK$ in thousands, except for percentages)
First Quarter	45,414	17.4	81,831	25.8	100,652	24.8
Second Quarter	70,741	27.0	108,610	34.3	109,407	27.0
Third Quarter	84,578	32.3	76,404	24.1	108,616	26.8
Fourth Quarter	60,806	23.3	49,858	15.8	86,769	21.4

Total	261,539	100.0	316,703	100.0	405,444	100.0

Competition

With the exception of several large Japanese cultured pearl and South Sea pearl suppliers, the pearl business is highly fragmented with limited brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived value and quality in relationship to price.

Internationally, we face intense competition. Our principal historical competitors in the Japanese cultured, Tahitian and South Sea pearl markets are Japanese companies. Firms such as Tasaki, Mikimoto, Tokyo and K. Otsuki are the largest traders and distributors of such pearls. Nevertheless, their competitiveness has been impaired by the current weakness in Japan’s economy, and the poor harvest of Japanese cultured pearls.

Locally, we compete with approximately 60 companies in Hong Kong that engage actively in the freshwater pearl and Chinese cultured pearl business. Most of such local companies are small operators and some are engaged only in pearl trading. In addition to genuine pearls, we must compete with synthetically produced pearls.

We believe that we are competitive in the industry because of our advanced pearl processing and bleaching techniques, and processing facilities in the PRC which allow us to process pearls at a cost that is lower than many of our competitors and because we are a leading purchaser and distributor of Chinese cultured pearls. In addition, we provide one-stop shopping convenience to customers and have historically maintained a close relationship with our customers. Therefore, although competition is intense, we believe that we are well positioned in the pearl industry.

However, in a highly competitive industry where many competitors have substantially greater technical, financial and marketing resources than us, new competitors may enter into the market and customer preferences may change unpredictably, and we cannot assure you that we will remain competitive.

Real Estate Development and Investment

Our real estate development and investment primarily consists of the following two projects:

•	Man Sang Industrial City, an industrial complex located in Gong Ming Zhen, Shenzhen Special Economic Zone, PRC with a total site area of approximately 470,000 square feet; and

•

China Pearls and Jewellery City, a pearl market center located in Shanxiahu, Zhuji, Zhejiang Province, PRC. As of March 31, 2010, we had completed construction of our phase one pearl market center at China Pearls and Jewellery City. Upon completion of all phases, we expect China Pearls and Jewellery City to cover a total gross site area of approximately 1.2 million square meters and to comprise various supporting facilities, including manufacturing, processing, exhibition and residential facilities.

Real Estate in Shenzhen

Facilities

In connection with our expansion into pearl processing and assembling operations, we acquired land use rights with respect to, and constructed Man Sang Industrial City, an industrial complex located in Gong Ming Zhen, Shenzhen Special Economic Zone, PRC in September 1991. The land use rights, for a total site area of approximately 470,000 square feet, for Man Sang Industrial City have a duration of 50 years starting from September 1, 1991. We paid approximately RMB2.8 million to acquire the land use rights for Man Sang Industrial City and approximately RMB44.8 million to construct Man Sang Industrial City.

As of March 31, 2010, Man Sang Industrial City consisted of 27 completed buildings. Of the 27 completed buildings in Man Sang Industrial City, 20 buildings are rental properties, and the remaining 7 buildings are for our own use. In addition to factories, dormitories and shops, Man Sang Industrial City has green zones, playgrounds and other amenities typically offered in industrial/living complexes in the PRC.

Leasing and Management

During fiscal year 2010, we utilized seven buildings in Man Sang Industrial City for pearl processing, pearl and jewelry assembly, finance and administration, and staff accommodation. The remaining facilities were leased to third party industrial users, primarily foreign investors and non-polluting light industry.

As of March 31, 2010, 20 buildings in Man Sang Industrial City were used for leasing purposes to independent third parties and industrial users not connected with us. Such facilities are typically offered under leases ranging in duration from one to three years. Rental income from Man Sang Industrial City for fiscal year 2010 was approximately HK$5.7 million compared to approximately HK$6.8 million for fiscal year 2009.

During fiscal year 2010, we employed a staff of 20 persons to provide required management, leasing, maintenance and security for Man Sang Industrial City.

Competition

Competition among facilities such as Man Sang Industrial City is intense in the Shenzhen Special Economic Zone. Because of economic incentives available for businesses operating in the Shenzhen Special Economic Zone, numerous facilities have been constructed to house such businesses. While a number of competing facilities may offer greater amenities and may be operated by companies having greater resources, and additional competing facilities may be constructed, we believe Man Sang Industrial City is competitive with other similar facilities in the Shenzhen Special Economic Zone based on both the quality of facilities and lease rates.

Real Estate in Hong Kong

We own rental properties in Hong Kong which were leased to independent third parties. Our Hong Kong rental properties consist of the following properties:

•

957 square feet at Room 407, Wing Tuck Commercial Centre, 177-183 Wing Lok Street, Sheung Wan, Hong Kong. We entered into a tenancy agreement for a term of two years for HK$10,000 per month starting from November 1, 2009 (inclusive of a two-month rent free period). Total rental income was approximately HK$46,000 for fiscal year 2010.

•

10,880 square feet at 19th Floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. In May 2008, we vacated this property, which was formerly our headquarters, and changed the holding purpose to rental property. Commencing from June 20, 2009, we leased this property for a two-year term for HK$174,080 per month, exclusive of a two-month rent free period.

In March 2009, we sold a 1,063 square feet property at Flat A on 33rd Floor, Valverde, and parking space No. 3 on Floor L3, Valverde, 11 May Road, Hong Kong for consideration of HK$14.0 million.

In December 2007, we sold a 2,643 square feet property on the 17th Floor and car parking space No. 16 on the 2nd Floor of Silvercrest, No. 24 Macdonnell Road, Midlevels, Hong Kong for consideration of HK$25.0 million. Total rental income for this property prior to the date of sale was approximately HK$545,000 for fiscal year 2008 and approximately HK$576,000 for fiscal year 2007.

Real Estate in Zhuji

Market

As an extension to our core pearl and jewelry business, we are in the process of developing a pearl market center in Shanxiahu, Zhuji, Zhejiang Province, the PRC as a wholesale trade platform for pearls and jewelry. Zhuji is regarded as one of China’s pearl capitals and has a long history in pearl production and trade. Zhuji is commonly recognized as one of the largest freshwater raw pearl distribution centers and one of the largest sources of farmed freshwater pearls, in terms of volume produced, in the PRC. Recognizing Zhuji’s status as one of China’s centers for pearl production and trade, we are in the process of developing a pearl market trade center, China Pearls and Jewellery City, which also will have supporting facilities. We expect China Pearls and Jewellery City to provide a “one-stop” service, including manufacturing, processing, exhibition, sales and logistics solutions for both domestic and foreign wholesale pearls and jewelry in the PRC.

Products and Services

As of March 31, 2010, we had completed construction of our phase one pearl market center, which includes a total of 2,380 units (including 1,252 shop units and 1,128 booths), covering a total gross floor area of approximately 130,286 square meters as well as four blocks of manufacturing and processing areas covering a total gross floor area of approximately 42,000 square meters. We expect to complete the construction of one apartment building and one multi-function building for our phase one of China Pearls and Jewellery City in the first half of fiscal year 2011.

We commenced sales of phase one pearl market center units of China Pearls and Jewellery City in the fourth quarter of fiscal year 2008. As of March 31, 2010, we had sold shop units covering a gross floor area of approximately 34,226 square meters, representing approximately 46% of the total planned saleable area of the project (74,900 square meters). Net sales for the phase one pearl market center units of China Pearls and Jewellery City in fiscal year 2008, 2009 and 2010 were HK$228.3 million, HK$16.4 million and HK$24.4 million, respectively.

As of March 31, 2010, we had sold leased shops of approximately 1,568 square meters, causing the remaining total leasable gross floor area of the market center of 77,358 square meters. Shop and booth units covering a gross floor area of approximately 13,100 square meters were leased out, representing approximately 17% of total leasable gross floor area. Rental income for the phase one pearl market center units of China Pearls and Jewellery City in fiscal year 2008, 2009 and 2010 was HK$1.3 million, HK$19.8 million and HK$18.8 million, respectively. Tenants of China Pearls and Jewellery City are primarily pearl, jewelry and jewelry-related product traders from domestic and foreign countries. As of March 31, 2010, we had incurred total development costs (including costs to obtain necessary land use rights, construction costs and capitalized finance costs) of approximately HK$ 872.4 million for the construction of phase one of China Pearls and Jewellery City. We estimate that we will incur approximately HK$32.1 million in additional development costs for completion of phase one of China Pearls and Jewellery City.

Upon completion of all phases, we expect China Pearls and Jewellery City to have a total site area of approximately 1.2 million square meters and to be one of the world’s largest and most up-to-date pearl and jewelry trading platforms, offering one-stop service, including manufacturing, processing, exhibition, sales and world-class logistics solutions in the pearl and jewelry industry.

Competition

Presently, we are not aware of any competitors who offer comparable services on the size and scale of China Pearls and Jewellery City. However, smaller regional competitors include the Weitang Pearl Trade Center in Jiangsu Province.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “ ” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ” and “NLC” with the PRC Trademark Office under various categories relating to metals, textiles, machines, electronics and many other categories.

We are also the owner of the domain names of “nlc88.com”, “ ..com”, “www.chinamrx.com” and “www.chinametrorural.com”.

Jewelry Business

As of March 31, 2010, we owned 74 trademarks in 16 jurisdictions. We primarily use our trademarks for our pearl and jewelry products. We believe our trademarks are important to the competitiveness of our business. We therefore take all appropriate actions to register and protect these trademarks in the jurisdictions in which we are active. As of March 31, 2010, we were not aware of any infringements against our trademarks. A substantial majority of our trademarks may be renewed after their expiration dates an indefinite number of times.

Man Sang Innovations Limited, an indirect subsidiary of the Company, owns 13 registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between September 23, 2016 and March 27, 2019. In addition, Man Sang Innovations Limited owns a registered trademark in each of New Zealand, Macau, Australia, Switzerland, Thailand, Indonesia, South Korea, Japan, Mexico, Taiwan, Brazil, European Union, the United States and Canada for its pearl and jewelry products. The validity periods of these registered trademarks will expire between March 13, 2012 and June 16, 2021.

Man Sang Jewellery Company Limited, an indirect subsidiary of the Company, owns 6 registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between August 11, 2014 and December 3, 2018. In addition, Man Sang Jewellery Company Limited owns a registered trademark in each of Switzerland, Thailand, Japan, South Korea, Taiwan, European Union and the United States for its pearl and jewelry products. The validity periods of these registered trademarks will expire between March 6, 2012 and March 22, 2014.

Arcadia Jewellery Limited, an indirect subsidiary of the Company, owns 4 registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between November 19, 2019 and January 22, 2020.

Man Hing Industry Development (Shenzhen) Co., Ltd., an indirect subsidiary of the Company, owns 16 registered trademarks in the PRC. The validity periods of these registered trademarks will expire between January 27, 2013 and March 6, 2017.

China Pearls and Jewellery City Holdings Limited, an indirect subsidiary of the Company, owns 12 registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between May 9, 2016 and November 28, 2016.

China Pearls and Jewellery International City Co. Ltd., an indirect subsidiary of the Company, owns 2 registered trademarks in the PRC. The validity periods of these registered trademarks will expire on July 6, 2019.

Provided they are still in use, we will apply to renew our trademarks prior to or upon their expiration. Currently, we do not anticipate any difficulties in renewing our trademarks. Accordingly, we do not expect any adverse effects from the upcoming expiration of any of our trademarks.

We believe that our business is not dependent, to a significant extent, on patents or licenses, industrial, commercial or financial contracts or new manufacturing process, and such factors are not material to our business or profitability.

Facilities

The registered office of China Metro-Rural Exchange Limited is located at Room 803, 8/F, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong. This registered office, which comprises approximately 1,072 square feet pursuant to a lease that expires on December 14, 2012, is staffed by management and office personnel. Its China administrative office is located at Administrative Tower, China Northeast City, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC. Our administrative and sales office, which comprises approximately 13,022 square meters in supporting commercial facilities located within China Northeast Logistics City, is also staffed by management and office personnel. We have land-use rights and building ownership rights for the buildings in which our Tieling City office and security monitoring center are located.

The principal place of business of Man Sang International Limited is located at Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, comprising approximately 19,903 square feet pursuant to a lease expiring on March 16, 2011. Man Sang International Limited’s China offices are located in Shenzhen and Zhuji.

Legal Proceedings

In relation to a court case (Hong Kong High Court Action No. 4423 of 2003 & No. 4599 of 2003) filed by Arcadia Jewellery Limited (“Arcadia”), a subsidiary of the Company, on December 2, 2003 and a former general manager on December 22, 2003 respectively, Arcadia is involved in a dispute with this former general manager, who is alleged that he was in breach of a business transfer agreement, an employment agreement and a consultancy agreement on December 22, 2003. Arcadia is claiming for damages of at least HK$832,000. This former general manager is claiming against Arcadia of approximately HK$395,000 in respect of the aforesaid employment agreement. There has been no material progress since the last financial year ended March 31, 2009. Although it is not possible to predict with certainty at the moment the outcome of these unresolved legal actions or pending claim or the amount of possible loss or recovery, the directors do not believe that the resolution of these matters will have a material adverse effect on the Group’s financial position, operating results or cash flows.

As of March 31, 2010, apart from the forgoing, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

Agricultural logistics

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution and acts of terrorism. As of March 31, 2010, we had not experienced any significant loss or damage to our properties.

In addition, we maintain employer’s liability insurance covering bodily injury, medical treatment and litigation expenses for our employees. We also insure our automobiles through automobile insurance covering collision damage and various types of liability.

Jewelry and Real Estate Business

We maintain property insurance policies with reputable insurance companies for our goods, assets and buildings used in our business operations. With respect to our self-owned properties in Hong Kong, we maintain fire insurance for our buildings and fire, flood and natural disaster insurance for our goods and assets. With respect to our leased properties in Hong Kong, we maintain fire, flood and natural disaster insurance for our goods and assets but do not maintain fire insurance for the leased premises. With respect to our self-owned property in Shenzhen, the PRC, we maintain fire, flood and natural disaster insurance for our buildings, goods and assets. We consider our insurance coverage to be in line with other companies of similar size in Hong Kong and China. However, significant damage to any of our manufacturing facilities or property developments, whether as a result of fire or other causes, could have a material adverse effect on our results of operations.

REGULATION

The following section sets forth a summary of the most significant PRC laws and regulations that affect our businesses. For a description of the legal risks relating to government regulation of our business, and in particular the land system in China, please see “Risk Factors.”

In this section, “we”, “us” and “our” refer to the Company and its subsidiaries as the context requires.

Overview

We, through our PRC subsidiary, China Northeast, are a developer in the PRC of integrated agricultural logistics and trade centers and is subject to extensive government regulation in the PRC. In connection with our integrated agricultural logistics and trade center development activities, we are subject to a number of PRC laws and regulations relating to the land system in the PRC, such as those related to land-use rights (including how land-use rights may be acquired and transferred), documents of title, property development, real estate loans, mortgages and other financing techniques, property management, leasing and property-specific taxes. Our customers and agricultural logistics providers located on-site at Tieling are subject to PRC laws and regulations, and licensing requirements, relating to the import/export industry and the provision of agricultural logistics services.

Our Treatment as an Integrated Logistics Enterprise and Industrial and Agricultural Exchange

We, through our PRC subsidiary China Northeast, provide a platform for a variety of industrial and agricultural exchange, integrated agricultural logistics and trade services and facilities, including transportation services, bonded/unbonded and export supervised warehouses, and other services. Because China Northeast develops properties necessary for its integrated logistics and trade center operations, China Northeast is subject to certain PRC laws, regulations and policies applicable to property development enterprises.

According to Regulations for Guiding the Direction of Foreign Investment ( ) issued by the State Council on February 11, 2002, foreign investment projects must be examined, approved and submitted for record by development planning authorities or foreign trade and economic cooperation authorities, depending on the nature of the projects. Our PRC subsidiary China Northeast was examined and approved by the Tieling Bureau of Foreign Trade and Economics Cooperation and established on May 15, 2007, and it was filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on September 1, 2009.

The Land System of the PRC

Overview

The Law of the People’s Republic of China on the Administration of Land ( ), issued by the National People’s Congress on June 25, 1986 and amended on August 29, 1998 and further amended on August 28, 2004, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas and all farm land is, unless otherwise specified by law, collectively owned. The State has the right to resume its ownership of land or the right to use land in accordance with law if required for the public interest.

Although all land in the PRC is owned by the State or by collectives, individuals and entities may obtain land-use rights and hold such land-use rights for development purposes. Individuals and entities may acquire land-use rights in different ways, the two most important being land grants from local land authorities and land transfers from land users who have already obtained land-use rights.

Land Grants

National and Local Legislation

In April 1988, the National People’s Congress passed an amendment to the constitution of the PRC. The amendment, which allowed for the transfer of state-owned land-use rights for value, paved the way for reforms of the legal regime governing the use of state-owned land and transfer of state-owned land-use rights. The Decision of the Standing Committee of the National People’s Congress on Amending the Law of the People’s Republic of China on the Administration of Land ( ), adopted by the National People’s Congress on December 29, 1988, amends the Land Administration Law of the People’s Republic of China ( ) to permit the transfer of state-owned land-use rights for value.

On May 19, 1990, the State Council issued the Regulations of People’s Republic of China Concerning the Interim Grant and Assignment of Right to Use State Land in Urban Areas ( ), or the Urban Land Regulations. These regulations formalized the process of the grant and transfer of land-use rights for consideration. Under this system, the State retains the ultimate ownership of the land. However, the right to use the land, referred to as land-use rights, can be granted by the State and local governments at or above the county level for a maximum period of 70 years for specific purposes, including for residential and commercial development, pursuant to a land grant contract and upon payment to the State of a land grant fee for the grant of land-use rights.

The Urban Land Regulations prescribe different maximum periods of grant for different uses of land as follows:

Use of Land	Maximum Period (years)
Commercial, tourism, entertainment	40
Residential	70
Industrial	50
Educational, scientific, technological, cultural, public health and sports	50
Comprehensive utilization or other purposes	50

Under the Urban Land Regulations, domestic and foreign enterprises are permitted to acquire land-use rights unless the law provides otherwise. The State may not resume possession of lawfully granted land-use rights prior to expiration of the term of grant. If the public interest requires the resumption of possession by the State under special circumstances during the term of grant, compensation must be paid by the State. Subject to compliance with the terms of the land grant contract, a holder of land-use rights may exercise substantially the same rights as a land owner during the grant term, including holding, leasing, transferring, mortgaging and developing the land for sale or lease.

Upon paying in full the land grant fee pursuant to the terms of the contract, the grantee may apply to the relevant land bureau for issuance of the land-use rights certificate. Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land-use rights and payment of a new land grant fee. If the term of the grant is not renewed, the land-use rights and ownership of any buildings on the land will revert to the State without compensation.

The Law of the People’s Republic of China on Property Rights ( ), or the Property Law, adopted by the National People’s Congress on March 16, 2007 and effective as of October 1, 2007, further clarified land-use rights in the PRC with the following rules:

•	land-use rights for residences will be automatically renewed upon expiry;

•	car parking spaces and garages within residential buildings must be used to meet the needs of the owners who live in the building first;

•	the construction of buildings must comply with relevant laws and regulations and must not affect the ventilation of or lighting to neighboring buildings; and

•

where the state-owned land-use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

In addition to the general framework for transactions relating to land-use rights set out in the Urban Land Regulations, local legislation provides for additional requirements, including those applicable to specific transactions within specific areas relating to the grant and transfer of state-owned land-use rights. These local regulations are numerous and some of them are inconsistent with national legislation. Under PRC law, national laws and regulations prevail to the extent of such inconsistencies.

Methods of Land Grant

There are two methods by which state-owned land-use rights may be granted, namely by private agreement or competitive processes (i.e., public tender, auction or listing for sale at a land exchange administered by the local government).

The Ministry of Land and Resources has required, since August 31, 2004, that the grant of state-owned land-use rights must be made pursuant to public tenders, auctions or listings for sale on a land exchange and that no state-owned land-use rights for commercial uses could be granted by way of agreement. PRC laws and regulations specifically provide that land to be used for commercial purposes must be granted by way of competitive processes. A number of measures are provided by PRC laws and regulations to ensure such grant of state-owned land-use rights for commercial purposes is conducted openly and fairly. For instance, the local land bureau must take into account various social, economic and planning considerations when deciding on the use of a certain piece of land, and its decision regarding land-use designation is subject to approval by the city or provincial government. In addition, the announcement of a public tender, auction or listing for sale at a land exchange must be made 20 days prior to the date of beginning such competitive processes. Further, it is also stipulated that for listing at a land exchange, the time period for accepting bids must not be less than 10 days.

When state-owned land-use rights are granted by way of tender, a bid evaluation committee consisting of not less than five members (including a representative of the grantor and other experts) formed by the land bureau is responsible for evaluating the bids and the tenderee is responsible for deciding on the successful bidder. The successful bidder will then sign the land grant contract with the land bureau and pay the balance of the land-grant fee before obtaining the state-owned land-use rights certificate and before the land bureau will effectuate the registration of the successful bidder as the holder of state-owned land-use rights for the land. The land bureau will consider the following factors: if the invitation to tender only requires a bid from the bidder, whoever offers the highest bid will be the successful bidder; or if the invitation to tender requires the bidder to submit planning proposals in addition to the bid, then details of the proposals will be considered. If the relevant land bureau considers that none of the bids is satisfactory, the land bureau has the right to reject all the bids. Tenders for state-owned land-use rights can be by way of open tenders or private tenders.

Where state-owned land-use rights are granted by way of auction, a public auction will be held by the relevant local land bureau, and the land-use rights are granted to the highest bidder. The successful bidder will then be asked to sign the land grant contract with the local land bureau and pay the relevant land grant fee within a prescribed period.

Where state-owned land-use rights are granted by way of listing at a land exchange administered by the local government, a public notice will be issued by the local land bureau to specify the location, area and purpose of use of land, the initial bidding price, the period for receiving bids and the terms and conditions upon which the land-use rights are proposed to be granted. The state-owned land-use rights are granted to the bidder with the highest bid who satisfies the terms and conditions. The successful bidder will enter into a land grant contract with the local land bureau and pay the relevant land grant fee within a prescribed period.

The state-owned land-use rights for China Northeast have been granted by way of listing at the Tieling Land Reserve Center on July 3, 2007 and February 25, 2008, respectively.

Upon signing the land grant contract, the grantee is required to pay the land grant fee pursuant to the terms of the contract and the contract is then submitted to the relevant local bureau for the issue of the state-owned land-use rights certificate. Upon expiration of the term of grant, the grantee may apply for its renewal. Upon approval by the relevant local land bureau, a new contract is entered into to renew the grant, and a land grant fee is paid.

Model Land Grant Contract

To standardize land grant contracts, in 2008, the Ministry of Land and Resources and the State Administration for Industry and Commerce published the model land grant contract, on the basis of which many local governments have formulated their respective local form land grant contract to suit their special local circumstances. The model land grant contract contains terms such as location of land, use of land, land grant fee and its payment schedule, conditions of land upon delivery, term of grant, land-use conditions and restrictions (including GFA, plot ratio and height and density limitations), construction of public facilities, submission of building plans for approval, deadline for commencement of construction, payment of idle fees, deadline for completion of construction, application for extension of the stipulated construction period, restrictions on subsequent transfers, responsibility for obtaining supply of utilities, restrictions against alienation before payment of the land-grant fee and completion of prescribed development, application of renewal, force majeure, breach of contract and dispute resolution.

China Northeast, as grantee, and the Tieling State-owned Land and Resource Bureau, as the PRC land authority responsible for the grant of the state-owned land-use rights, have entered into various land grant contracts. The majority of the terms of China Northeast’s land grant contracts are consistent with the model land grant contract. However, certain terms have been added or amended to suit China Northeast’s circumstances.

If the land user fails to develop and invest in the land within the period of time specified in the land grant contract, the land bureau has the right to impose various penalties ranging from fines to withdrawal of the grant without consideration (unless the failure is due to force majeure or the activities of a government authority).

Termination

A land-use right terminates upon the expiry of the term of grant specified in the land grant contract and the resumption by the State of that right.

The State generally will not withdraw a state-owned land use right before the expiration of its term of grant and if it does so for special reasons, such as in the public interest, it must offer proper compensation to the land user, having regard to the surrounding circumstances and the period for which the state-owned land use right has been enjoyed by the user.

Upon expiry, the state-owned land use rights and ownership of the related buildings erected on the land and other attachments may be acquired by the State without compensation. The land user will take steps to surrender the state-owned land use rights certificate and cancel the registration of the certificate in accordance with relevant regulations.

A land user may apply for renewal of the state-owned land use rights and, if the application is granted, the land user is required to enter into a new land grant contract, pay a land grant fee and effect appropriate registration for the renewed grant.

Documents of Title and Registration of Property Interests

A state-owned land use rights certificate is the evidentiary legal document to demonstrate that the registered land user has the lawful right to use the land during the term stated therein. Upon the completion of construction of a building (including passing the acceptance tests by various government departments), a building ownership certificate will be issued to the owner of the building. The holder of a state-owned land use right who is issued a building ownership certificate holds the state-owned land use rights and owns the building erected on the land. All holders of state-owned land use rights, and other rights in respect of the land, such as the right to buildings erected on the land, must register all their lawful state-owned land use rights, as well as ownership rights to the buildings. In Tieling, the state-owned land use rights certificate and the building ownership certificate are separate certificates.

Mortgage and Guarantee

Under PRC laws and regulations, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage shall be simultaneously created on the state-owned land use rights of the land on which the building is erected. Pursuant to PRC laws and regulations, buildings newly erected on a piece of urban land after a mortgage contract has been entered into shall not constitute mortgaged property. If the mortgaged property is auctioned off, the new buildings added on the land may be auctioned together with the mortgaged property, but the mortgagee shall not be entitled to priority compensation from the proceeds of the auction of the new buildings.

Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage should register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage becomes effective on the date of registration of the mortgage. When carrying out mortgaged property registration, the loan contract and the mortgage contract as well as the state-owned land use rights certificate or the building ownership certificate in respect of the mortgaged property must be submitted to the mortgagee.

Under PRC laws and regulations, guarantees may be in two forms: (1) general guarantees whereby the guarantor bears the liability when the debtor fails to perform the payment obligation; and (2) guarantees with joint and several liability whereby the guarantor and debtor are jointly and severally liable for the payment obligation. A guarantee contract must be in writing and, unless agreed otherwise, the term of a guarantee shall be six months after the expiration of the term for performance of the principal obligation.

Where indebtedness is secured by both a guarantee and by mortgaged property, the guarantor’s liability shall be limited to the extent of the indebtedness that is not secured by the mortgaged property.

We have provided guarantees to a bank on 52 China Northeast Logistics City trade center units sold to our customers effective during the entire term of the mortgages.

Property Development

Property development projects in the PRC are generally divided into single projects and large tract development projects. A single project refers to the construction of buildings on a plot of land and the subsequent sale of units. Large tract development projects consist of the comprehensive development of large area and the construction of necessary infrastructure such as water, electricity, road and communications facilities. The developer may either assign the state-owned land use rights of the developed area or construct buildings on the land itself and sell or lease the buildings erected on it.

Foreign entities must establish foreign investment enterprises in the PRC as project companies to develop property. The typical scope of business of such project companies includes development, construction, sales, leasing and property management of commodity properties and ancillary facilities on the specific land as approved by the government. The term of the property development company is usually the same as the term of grant of the state-owned land use rights in question.

Establishment of a project company is subject to the approval by the relevant departments of the PRC Government in accordance with the following procedures. First, a project application report is submitted to the central or local development and reform commission for verification and approval. If the development and reform commission considers the proposed property development project to be consistent with the prevailing national and local economic plans and foreign investment regulations, it will grant an approval to the applicant in respect of the project.

Once the project application report has been verified and approved, a joint feasibility study report is prepared that reflects the investor’s assessment of the overall economic viability of the proposed project company. The feasibility study report and/or articles of association may then be submitted to the Ministry of Commerce or its local counterpart, as the case may be, for approval. If the Ministry of Commerce or its local counterpart finds the application documents to be in compliance with PRC law and industrial policy, it will issue an approval certificate for the establishment of the project company. With this approval certificate, the investor can apply to the local administration for industry and commerce for a foreign investment enterprise business license for the project company.

Regulations on Foreign Investment Real Estate Enterprises

Once a foreign entity developer has established a project company and secured the state-owned land use rights to a piece of land for development, it has to apply for and obtain the requisite planning permits from the planning departments and have its design plan approved by, and apply for and obtain construction permits from, the relevant construction commission for commencement of construction work on the land. When the construction work on the land is completed, the completed buildings and structures must be examined and approved by the government departments before they can be delivered to purchasers or lessors for occupancy.

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we acknowledges that China Northeast is treated as a foreign investment real estate enterprise engaged in integrated logistics projects and is subject to the requirements imposed on such enterprises.

PRC law requires that a foreign investment project be approved by government authorities at the appropriate level depending on the amount of the investment by the foreign enterprise and the industries to which the project belongs under the foreign investment catalog. China Northeast has obtained approval from the Tieling Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise and have subsequently received approval on two occasions to increase the investment capital for US$35 million.

We expect to inject China Northeast’s future proceeds for Phase II in stages, each of which will be subject to the approval by Tieling Bureau of Foreign Trade and Economics Cooperation and the State Administration of Foreign Exchange.

Circular No. 171

Issued in response to increasing foreign investment in the real estate industry in recent years, the Opinions on Regulating the Entry of Foreign Capital Into the Real Estate Market and the Administration Thereof ( ), or Circular No. 171, issued by the Ministry of Construction, the Ministry of Commerce, the National Development and Reform Commission, the People’s Bank of China, the State Administration for Industry and Commerce and the State Administration of Foreign Exchange, on July 11, 2006, may impact foreign investment in the PRC real estate industry in the following areas:

•

Circular No. 171 requires a foreign invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

•

Upon payment of the state-owned land use rights grant fees, the FIREE can apply to the land administration authority for a state-owned land use rights certificate. Upon obtaining the state-owned land use rights certificate, an FIREE may then obtain a recertification of its existing foreign investment enterprise approval certificate, or FIEAC, and the business license, with the same validity period as that of such FIEAC; following which, the FIREE may apply to the tax administration for tax registration purposes.

•

When a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the state-owned land use rights grant contract, construction site planning permit and construction work planning permit, and the state-owned land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•

Foreign investors which merge with domestic real estate development enterprises by share transfer or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record should not be allowed to conduct any of these activities.

•

FIREEs which have not paid up their registered capital fully, or failed to obtain a state-owned land use rights certificate, or with under 35% of the total capital required for the project, may not be allowed to obtain a loan in or outside China, and foreign exchange administration departments shall not approve any settlement of foreign loans by such enterprises. Although the Ministry of Commerce has not issued any further opinions on the regulation of entry of foreign capital into the real estate market, however, based on the Capital Ratios Notice, issued by the State Council on May 25, 2009, this capital requirement may be reduced to 30% in the future.

•	Any Sino or foreign investors in an FIREE shall not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Since our PRC subsidiary China Northeast is considered a foreign investment real estate developer, we may not inject capital into China Northeast in the form of shareholders’ loans. Further, China Northeast is subject to a registered capital ratio requiring China Northeast to maintain registered capital levels at 50% or more of China Northeast’s total investment.

Circular No. 50

The Notice of the Ministry of Commerce and the State Administration of Foreign Exchange on Further Strengthening and Regulating the Examination, Approval and Oversight of Foreign Direct Investment in the Real Estate Sector ( ), or Circular No. 50, issued by the Ministry of Commerce and the State Administration of Foreign Exchange on May 23, 2007 may impact foreign investment in the PRC real estate industry in the following areas:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the Ministry of Commerce;

•

prior to establishing a foreign invested real estate enterprise, foreign investors are required to obtain state-owned land use rights or the ownership of a real estate building, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•

a foreign investment enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, shall first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 130

The Notice of the General Affairs Department of the State Administration of Foreign Exchange on Issuance of the List of the First Batch of Foreign-Invested Real Estate Projects Recorded With the Ministry of Commerce ( ), or Circular No. 130, issued by the State Administration of Foreign Exchange on July 10, 2007, is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

•

an FIREE which has obtained an FIEAC (including new establishment and registered capital increase) and filed with the Ministry of Commerce after June 1, 2007 may not incur foreign debt or convert loans in foreign currency into RMB; and

•

an FIREE which obtains an FIEAC after June 1, 2007 but fails to file with the Ministry of Commerce after June 1, 2007, may not conduct a foreign exchange registration nor a foreign exchange conversion of its registered capital.

Qualifications of a Property Developer

Under the Regulations for the Administration of the Qualifications of Real Estate Development Enterprises ( ), or Qualification Certificate Regulations, issued by the Ministry of Construction on March 29, 2000, a real estate developer shall apply for registration of its qualifications according to the Qualification Certificate Regulations.

According to the Qualification Certificate Regulations, a newly established property developer must first apply for a temporary qualification certificate within 30 days of obtaining its business license. The temporary qualification certificate has a one-year validity and may be extended for not more than two years with the approval of the relevant real estate development administration authority. In addition, an application for a formal qualification certificaten must be made one month before the expiration of the interim certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates.

The Tieling Urban Construction Comprehensive Development Office has granted a short term (one year) qualification certificate to China Northeast in order to allow China Northeast to undertake the development of property necessary for its integrated logistics operations. On August 6, 2009, China Northeast obtained an annual renewal of the qualification certificate.

China Northeast has the requisite qualification certificates for engaging in its property development activities. China Northeast will apply to obtain the requisite qualification certificates for China Northeast’s properties planned for future development in Tieling as required to conduct China Northeast’s operations.

Property Leasing

Both the Urban Land Regulations and the Property Law permit leasing of granted state-owned land use rights and the buildings or homes constructed on the land. Leasing of properties situated in urban areas is governed by the Measures for Administration of the Lease of Urban Premises ( ), or the Leasing Measures, issued by the Ministry of Construction on May 9, 1995. The Leasing Measures came into effect on June 1, 1995 in accordance with the Property Law in order to strengthen the administration of the leasing of urban buildings. The Leasing Measures permit property owners to lease their properties to others for residential or commercial property uses except as otherwise prohibited by relevant law. The landlords and tenants who are the parties to a property lease transaction are required to enter into a written lease agreement specifying all of the terms of the lease arrangement as required by statute. Leasing of buildings and the underlying state-owned land use rights must not exceed a maximum term of 20 years. The lease agreement becomes effective upon signing; however, it must be registered with the relevant real property administration authority at the municipality or county level within 30 days after its execution for the purpose of protecting the tenant’s interest against claims from third parties. A tenant may, upon obtaining consent from the landlord, assign or sublease the premises to sub-tenants. Local governments may impose rent controls.

Under PRC laws and regulations, an enterprise legal person has the right to possess, use, benefit from and dispose of its immovable property and movable property in accordance with laws, administrative regulations and its articles of association. Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we believe that our commission lease arrangements are in compliance with and protected by the Property Law.

Since July 2009, China Northeast has been entering into unit lease contracts with third parties. Agreements with third party tenants are contracts granting the tenants the right to use the units for a set period of time. Due to the fact that the Property Law and other relevant PRC laws and regulations do not specifically define this right in relation to housing, these agreements are treated as lease agreements.

Under the Contract Law of the People’s Republic of China ( ), or the PRC Contract Law, issued by the National People’s Congress on March 15, 1999, a lease agreement is an agreement by which a lessor agrees to deliver a thing to a lessee for the lessee to use or collect fruits from, and for which the lessee agrees to pay rent to the lessor. Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, our agreements with our tenants (a) comply with relevant PRC laws and regulations, and (b) are legally binding on all parties to such agreements.

We began entering into lease agreements for certain units prior to obtaining building ownership certificates. Based on relevant PRC laws and regulations, obtaining building ownership certificates is not a prerequisite to enter into lease agreements. In addition, pursuant to the Tieling Measures for Administration of the Lease of Urban Premises ( ), within 30 days after the execution of a lease agreement or delivery of a unit, China Northeast and the tenant of such unit are required to register the lease agreement with the local authority, Tieling Real Estate Administration Bureau. We are in the process of making such registrations. Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, this should not affect the effectiveness or validity of our existing lease agreements with tenants.

In addition, as a property developer, we are subject to a number of measures and regulations recently introduced by the PRC government to tighten control of the real property market. The measures include:

•	tightening lending of bank loans to property developers and purchasers of developed properties and increasing the reserve requirements for commercial banks;

•	restricting the ability of foreign invested real estate companies to raise funds offshore for the purpose of funding such companies either through capital increase or by way of shareholder loans;

•

restricting the conversion and sale of foreign exchange on the capital account for foreign invested real estate companies that have not undergone an examination by the local examination and approval authority;

•

imposing strict requirements before commencement of a real estate project can begin, including the requirement that proposed projects with a total investment value of at least RMB50 million establish administration files and receive relevant approval or permits prior to the commencement of construction;

•

prohibiting the extension of loans to real estate developers that do not satisfy certain loan conditions, such as those with a percentage of project capital of less than 35% and those that are not in possession of necessary certificates and permits;

•	requiring the payment of an idle land charge for land that is idle for one year and recovery of such land by the State without consideration if the land is idle for two years;

•	requiring property developers to pay all land grant fees prior to issuing land-use rights certificates; and

•	requiring all industrial and commercial land to be granted through an invitation of bids or auction.

Property Sales

Presale of Real Estate

Under PRC laws and regulations, real estate developers wishing to engage in the presale of real estate in the PRC must first obtain the following permits:

•	Certificate of Real Estate Exploitation and Business License of the Developer;

•	State-owned Land Use Rights Certificate;

•	Construction Work Planning Permit;

•	Construction Site Planning Permit;

•	Work Commencement Permit; and

•	Commodity Premises Pre-sale Permit.

Under the Measures for the Administration of the Sale of Commodity Premises ( ), and the Urban Commodity Premises Pre-Sale Measures ( ) issued by the Ministry of Construction on April 4, 2001 and July 20, 2004, respectively, the sale of commodity premises, which include residential properties, commercial properties (such as China Northeast’s trade center units) and other buildings that are developed by property developers can include both pre-completion and post-completion sales.

Pre-completion Sales

A developer intending to sell a commodity property before the completion of construction must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

Commodity properties may only be sold before completion provided that:

•	the grant premium has been paid in full for the grant of the state-owned land use rights involved and a state-owned land use rights certificate has been obtained;

•	a Construction Work Planning Permit and a Work Commencement Permit have been obtained;

•

the funds invested in the development of the commodity properties put up for pre-completion sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and

•	the pre-completion sale has been registered and a Commodity Premises Pre-sale Permit has been obtained.

Post-completion Sales

In accordance with the Measures for the Administration of the Sale of Commodity Premises ( ), or Commodity Premises Sale Measures, issued by the Ministry of Construction on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

•	the real estate developer offering to sell the post-completion properties has a valid business license and a qualification classification certificate;

•	the real estate developer has obtained a state-owned land use rights certificate or other approval documents of land use;

•	the real estate developer has the relevant Construction Work Planning Permit and the Work Commencement Permit;

•	the commodity property has been completed, inspected and accepted as qualified;

•	the original residents have been resettled;

•

the supplementary and essential facilities for supplying water, electricity, heating, gas, communication and other essentials have been made ready for use, and other supplementary facilities and public facilities have been made ready for use, or the schedule of construction and delivery date of have been specified; and

•	the property management plan has been completed.

Prior to a post-completion sale of a commodity property, a real estate developer is also required to submit a Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the relevant real estate development authority.

Restrictions on the Sale of Commodity Properties

We (through our PRC subsidiary China Northeast) are treated as a real estate developer focused on integrated logistics by local authorities in Tieling, and, as such, is subject to certain PRC laws, regulations and policies otherwise applicable to property development enterprises, including the Commodity Premises Sale Measures.

Under the Commodity Premises Sale Measures, a real estate developer may not sell a commodity property, by means of either pre-completion or post-completion sales, through the use of cost-returned sales. In addition, a real estate developer may not sell a commodity property by means of pre-completion sales through the use of any form of after-sale lease guarantee. According to the Commodity Premises Sale Measures, a “cost-returned sale” refers to a situation in which a real estate enterprise sells a commercial property by means of periodically returning the price of the property to the purchaser. According to the Commodity Premises Sale Measures, an “after-sales lease guarantee” refers to a situation in which a real estate enterprise sells a commercial property by pledging to act as lessee or as lease agent of the property within a certain period after sale.

Based on the opinion of our PRC Counsel, Commerce & Finance Law Offices, our commission lease arrangements constitute neither cost-returned sales (or any form thereof) nor after-sale lease guarantees (or any form thereof).

Under the terms of a commission lease agreement with the purchaser of a trade center unit, we maintain the right to lease and receive rental income from the trade center unit for periods of up to three years as a means of further developing the trade center market.

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we believe that our commission lease agreement should not be considered a “cost-returned sale” (or any form thereof) and is in compliance with the Commodity Premises Sale Measures and other relevant laws and regulations because (1) the commission lease agreement is entered into separately from the purchase agreement for the property; and (2) neither the purchase agreement nor the commission lease agreement contains a provision relating to the periodic return of the price of the property to the purchaser. Based on the above factors, as well as the fact that we do not account for the lease payments under the commission lease agreements as income, Commerce & Finance Law Offices is of the opinion that the commission lease arrangement should not be viewed as a “cost-return sale” (or any form thereof).

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we believe that our commission lease agreement should not be considered an “after-sales lease guarantee” (or any form thereof) and is in compliance with the Commodity Premises Sale Measures and other relevant laws and regulations because (1) we do not pay any consideration to the purchaser of a trade center unit in exchange for the right to use and derive profits from the trade center unit, and (2) we did not transfer any rental income to the purchaser of a trade center unit. In this regard, we neither pledge to act as lessee nor as lease agent of the property under the commission lease agreement.

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we believe that the commission lease arrangements do not violate the Commodity Premises Sale Measures or other relevant PRC laws and regulations.

In accordance with the Notice on Enhancing the Supervision of Real Estate Market and Improving the Pre-Completion Sales System of Commodity Property ( ) issued by the Ministry of Housing and Urban-Rural Development of the PRC (“MOHURD”) on April 13, 2010, a developer is required to abide by the following regulations:

For any commodity property project without a Pre-sale Permit, a developer shall not engage in any form of pre-completion sales (including subscription, reservation, sequence, VIP card, etc.) or receive any retainer fees /security deposits or participate in any promotion affairs. For any commodity property project with a Pre-sale Permit, a developer must disclose a complete list of all available premises with the price of each premise within 10 days since the issuance date of the Pre-Sale Permit and strictly follow the disclosed price for selling such premises.

A developer shall not sell any self-reserved premises before the primary registration of property title or participate in fraudulent transactions. If a developer will engage any real estate agent for selling commodity properties, such agent shall be chosen only from those registered with the relative authorities.

A developer will be subject to severe penalty if not selling within the time limit or not selling all available premises after the issuance of the Pre-Sale Permit and if intentionally reducing the supply of such premises by overpricing or signing false purchase/sale contracts.

The pre-sale revenue must be put into an escrow account supervised by the relative authorities and be used for the purpose of project construction only.

Commodity properties shall be purchased under the true-name policy. The buyer’s name shall not be changed without course after the closing of purchase.

A developer shall be primarily responsible for the quality of its commodity properties. The Plan of Pre-completion Sales submitted by a developer with temporary qualification shall set forth the guarantee party for property quality under the circumstances of the developer’s bankruptcy or dissolution. Such guarantee party who will issue a guarantee letter accordingly shall be an independent body corporate and be capable of affording relative indemnities.

Regulations on Real Estate Financing

The PRC Government has introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods since 2003. For example, commercial banks may not grant loans to property developers for the purposes of paying for land grant fees. In addition, a developer applying for real estate development loans shall have at least 35% of capital funds required for the development. Further, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. Banks shall not accept mortgages of commodity properties remaining unsold for more than three years.

On April 17, 2010, the State Council of PRC issued the Notice on Controlling the Skyrocketing Price of Properties in Some Cities ( ) which sets forth some new regulations on real estate financing as follows,

For any family (including the borrower and the borrower’s spouse and minor children) purchasing its first residential premises of 90 square meters or above, the downpayment ratio shall be not less than 30%. For any family purchasing its second residential premises, the downpayment ratio shall be not less than 50% and the interest rate shall be not less than 110% of the standard interest rate. For any family purchasing its third or above residential premises, the downpayment ratio and interest rate will be substantially raised up. On June 4, 2010, MOHURD, the People’s Bank of China and China Banking Regulatory Commission (“CBRC”) promulgated the Notice on Regulating the Criterion of the Second Residential Premises for Commercial Home Loans ( ). The number of premises for commercial home loans shall be judged by the actual number of premises under the names of the borrower’s family members (including the borrower, the borrower’s spouse and minor children).

For certain areas with skyrocketing property prices and shortage of supply, the banks may temporarily stop making loans to the third or above residential premises. For non-resident without 1 year or above tax or social insurance record, no mortgage loans shall be made by the banks. If necessary, the local governments may temporarily put limits on the number of properties purchased within a certain time period. For the purchase of properties by foreign institutions or foreign individuals, the relative policies (Circular No. 171) shall be followed strictly.

The land for welfare houses, rebuilding of shanty areas and ordinary residential premises shall be no less than 70% of the total supply of residential lands and supplied with top priority. A developer who has violated relative laws and regulations will be restricted on purchasing any new land. The shareholders of a developer shall not provide loans, entrusted loans, guarantee or other financing against applicable regulations to the developer during the biding and construction process. For any developer participating in land speculation or with idle land, the banks shall not make new development loans and China Securities Regulatory Commission (CSRC) shall temporarily reject its application for listing, rights issue and material assets restructuring.

Regulations on Development of a Real Estate Project

Under the Urban Real Estate Law, those who have obtained state-owned land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the state-owned land use rights grant.

If construction work has not been commenced within one year upon the commencement date as set forth in the state-owned land use rights agreement, a surcharge on idle land equivalent to less than 20% of the land grant fees may be levied. If the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

Planning of a Real Estate Project

After signing a state-owned land use rights grant contract, a developer shall apply for an Opinion on Construction Project’s Site Selection and a Construction Site Planning Permit with the city planning authority. After obtaining a Construction Site Planning Permit, a developer may commence planning and design work in accordance with the Construction Site Planning Permit requirements and proceed to apply for a Construction Work Planning Permit with the city planning authority.

Relocation

Upon obtaining approvals for a construction project, a construction site planning permit, a state-owned land use rights certificate, a relocation plan and a verification of deposit to compensate parties that are affected by the relocation payable by the developer by a bank, a developer may apply to the local real estate administration authorities where the real estate is located for a permit for housing demolition and removal.

Upon granting a demolition and removal permit, the real estate administration department must issue a demolition and removal notice to the inhabitants of the area.

Construction of a Real Estate Project

After obtaining the Construction Work Planning Permit, a developer shall apply for a Work Commencement Permit from the relevant construction authority.

Completion of a Real Estate Project

A real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer shall apply for an acceptance examination to the construction authority and shall also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

Regulations on Environmental Protection in Construction Projects

Under the Regulations for Administration of Environmental Protection in Construction Projects ( ), or Environmental Regulations, issued by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to the Environmental Regulations, a developer is required to submit an environmental impact report, an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing such acceptance examination.

The Law of the People’s Republic of China on Environmental Impact Assessments ( ), adopted by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project shall not approve construction of the project, and the construction work unit may not commence work.

A notice issued by the State Environmental Protection Administration on July 6, 2006 provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

Property Management

A property management enterprise shall apply for assessment of qualifications by the qualification approval authority. An enterprise which passes such a qualification assessment will be issued a qualification certificate evidencing the qualification classification by the authority. No enterprise may engage in property management without undertaking a qualification assessment and obtaining a qualification certificate. One of our subsidiaries, Tieling North Asia Property Management Co., Ltd., has obtained a property management qualification certificate under the classification grade III, which was issued by Tieling House Bureau on August 25, 2008.

Insurance

There are no mandatory requirements under PRC laws and regulations for a property developer to obtain insurance policies for its property developments. Under standard industry practice in the real estate industry in Liaoning Province, construction companies are generally required to submit insurance proposals in the course of tendering and bidding for construction projects. Construction companies are required to pay for the insurance premium at their own costs and obtain insurance to cover their liabilities, such as a third-party’s liability risk, an employer’s liability risk, risk of nonperformance of contract in the course of construction and risks associated with the construction and installation works during the construction period. The requirement for construction companies to obtain insurance coverage for all of these risks ceases immediately after the completion and acceptance upon inspection of construction.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the People’s Republic of China for the Control of Foreign Exchange ( ), or the Foreign Exchange Regulations, amended by the State Council on August 1, 2008 and effective on August 5, 2008. Under these regulations, Renminbi are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loans or investments in securities outside the PRC unless the prior approval of the State Administration of Foreign Exchange is obtained.

Under the Foreign Exchange Regulations, foreign investment enterprises in the PRC may purchase foreign exchange for trade and service-related foreign exchange transactions without approval by the State Administration of Foreign Exchange by providing commercial documents evidencing these transactions. They may also remit foreign exchange (subject to a cap approved by the State Administration of Foreign Exchange) to satisfy foreign exchange liabilities or to pay dividends.

Dividend Distribution and Remittance

Under PRC laws and regulations, wholly foreign-owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax income each year, if any, to fund a reserve fund until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax income each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends. If the registered capital of a foreign investment enterprise has not been fully paid in accordance with the articles of association, dividends in foreign currency may not be remitted out of the PRC.

Shareholder Loan

Shareholder loans made to foreign investment enterprises are regarded as foreign debt in China, and are therefore subject to a number of PRC laws and regulations. Under these regulations, our PRC subsidiaries can legally borrow foreign exchange loans up to their borrowing limits, which is the difference between their respective amounts of “total investment” and “registered capital” as approved by the Ministry of Commerce or its local counterparts. “Total investment” is the projected amount of funds necessary for a foreign investment enterprise to attain the production or operational capacity set out in its joint venture contract and/or articles of association, whereas “registered capital” refers to the equity or capital contributions to be paid in full by the foreign investors. According to the Temporary Regulations on Foreign Debt Statistics and Monitor issued by the State Administration of Foreign Exchange effective on August 27, 1987, and the Implementing Rules on Foreign Debt Statistics and Monitor issued by the State Administration of Foreign Exchange effective on January 1,

1998, such loans must be registered and recorded with the State Administration of Foreign Exchange or its local branch. Interest payments on such loans, if any, are subject to a 10% withholding tax unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC Government and the government of other jurisdictions.

If the foreign exchange debts of a foreign investment enterprise exceed an enterprise’s statutory borrowing limits, the foreign investor is required to increase its total investment amount and registered capital as necessary to comply with these limits.

Taxation

Enterprise Income Tax

The Enterprise Income Tax Law imposes a uniform tax rate of 25% (compared to a previous top rate of 33%) for all enterprises incorporated or resident in China, including foreign investment enterprises, and eliminates many tax exemptions, reductions and preferential treatments formerly applicable to foreign investment enterprises.

Under the Enterprise Income Tax Law that has been effective since January 1, 2008, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered as “resident enterprises” and thus will normally be subject to enterprise income tax at the rate of 25% on global income. In particular, non-resident enterprises with an institution or establishment in China must pay enterprise income tax at the rate of 25% on taxable income derived by such institution or establishment within China as well as on taxable income earned outside China which has a “de facto” connection with such institution or establishment. Non-resident enterprises without any institution or establishment within China, or non-resident enterprises whose income has no connection to its institution or establishment inside China must pay a withholding income tax at the rate of 10% on taxable income derived from inside China, unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC Government and the government of other jurisdictions. Under the Enterprise Income Tax Law, dividends, bonuses and other equity investment proceeds received by an enterprise are exempted from Enterprise Income Tax if distributed between qualified resident enterprises or if obtained by a nonresident enterprise with institutions or establishments in China from a resident enterprise and having a “de facto” connection with such institutions or establishments. However, even if we are unable to satisfy the requirements for this exemption from withholding tax on the dividends we receive from our subsidiaries in China, we are entitled to a reduced withholding tax of 5% on dividend payments due to a tax treaty between China and Hong Kong, which became effective on December 8, 2006. The tax treaty provides that a company incorporated in Hong Kong may be subject to a withholding tax of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in the PRC company, or at the rate of 10% if it holds less than a 25% interest in the PRC company.

The regulations implementing the Enterprise Income Tax Law, or the Implementation Regulations, define the term “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting and properties of a non-PRC company is located.” The determination of tax residency in a particular situation requires a review of the surrounding facts and circumstances and the mechanism provided in the Implementation Regulations gives the relevant taxation authority discretion in applying its judgment.

Business Tax

Under the Provisional Regulations of the PRC on Business Tax issued by the State Council which took effect on January 1, 2009 and the related implementation rules, a business tax is levied on all units and individuals engaged in taxable services, the transfer of intangible assets or the sale of immovable properties within the territory of the PRC. The tax rates range from 3% to 20% depending on the type of services provided. Most of our PRC subsidiaries which engage in services pay business tax at tax rates of 5%.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries that engage in integrated logistics and trade center development activities are subject to land appreciation tax for properties sold. Land appreciation tax is levied on China Northeast by local tax authorities in accordance with the Interim Regulations on Land Appreciation Tax ( ), issued by the State Council on December 13, 1993, which provides that all enterprises and individuals, domestic and foreign, who receive income as a result of a grant of state-owned land use rights are subject to payment of land appreciation tax. Land appreciation tax is levied upon the “appreciation value” of property upon sale or transfer, as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to land appreciation tax at progressive rates that range from 30% to 60%. On December 28, 2006, the State Administration of Taxation issued the LAT Notice, which came into effect on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating land appreciation tax and the time frame for settlement of land appreciation tax.

On May 19, 2010, the State Administration of Taxation issued a supplementary LAT Notice ( ) which clarifies the details of income confirmation and deduction items.

Value-Added Tax

Under PRC regulations which took effect on January 1, 2009, all units and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax at tax rates of between 3% and 17%, depending on the activities in which they engage. China Northeast, Tieling North Asia Development Co., Ltd. and Tieling Motor Vehicle Trading Co., Ltd., are also required to pay value-added tax under local regulations.

Dividends from Our China Operations

Under PRC tax laws, regulations and rulings applicable to years prior to 2008, dividends from our operations in China paid to us were exempt from any PRC withholding or income tax. The Enterprise Income Tax Law as currently in effect provides that a withholding tax rate of 10% will normally be applicable to dividends payable to non-PRC investors that are derived from sources within the PRC, but with a possibility of exemption or reduction. The Implementation Regulations reduce the withholding tax rate for non-PRC residents to 10%. As a result, effective from January 1, 2008, dividends paid by foreign investment enterprises to non-PRC resident shareholders are subject to withholding tax at an ordinary rate of 10%, unless otherwise exempted or reduced by PRC laws and regulations or in accordance with arrangements or treaties between the PRC Government and the government of any other jurisdiction where such non-PRC resident shareholder is registered. Currently we are entitled to a reduced withholding tax of 5% on divided payments due to a tax treaty between China and Hong Kong, which became effective on April 1, 2007.

Dividends paid by the Company to our Overseas Investors

Prior to January 1, 2008, the distribution of dividends by a company to its overseas investors was not subject to PRC tax. However, if we are deemed as a resident enterprise under the Enterprise Income Tax Law, which has been effective since January 1, 2008, the dividends we declare and pay after January 1, 2008 to our investors, including non-PRC investors, will be subject to corporate income tax or income withholding tax unless otherwise exempted.

Transfer or Disposition of Our Shares

As we are not incorporated in the PRC, under the previous PRC law applicable prior to January 1, 2008, any transfer or disposition of shares of the Company by a non-PRC investor does not trigger PRC tax liabilities. However, if we are deemed a resident enterprise under the new Enterprise Income Tax Law which took effect on

January 1, 2008, any gain on transfer or disposition of shares of the Company will be subject to corporate income tax, unless otherwise exempted or reduced by PRC laws and regulations or in accordance with arrangements or treaties between the PRC Government and the government of any other jurisdiction where such non-PRC resident investor is registered.

Environmental Matters

We are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments with respect to our manufacturing and property development businesses. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We believe we are in material compliance with all applicable environmental laws and regulations relating to our businesses, and have obtained all of the environmental permits necessary to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

We believe our manufacturing processes do not generate excess levels of noise, wastewater, gaseous wastes or other industrial wastes and we have adopted internal policies to ensure that our manufacturing processes are in compliance with relevant environmental laws and regulations.

With respect to our property development business, our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and recordation. Approval from the environmental authorities on such report is required before delivery of the properties. In the past, we have not experienced any difficulties in obtaining such approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. Our operations have not been subject to payment of material fines or penalties for violations of environmental regulations.

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. Our environmental compliance costs were approximately HK$228,000 and HK$168,500 for fiscal years 2010 and 2009, respectively.

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2010, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

D. Property, Plants and Equipment

Property

Hong Kong

Headquarters. We entered into a tenancy agreement for a property at Suites 2201 and 2205-2214, 22nd floor, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, which is our new head office in Hong Kong, for a term of three years commencing from March 17, 2008. The property has a gross floor area of approximately 19,900 square feet.

Our headquarters were formerly located at 21st floor and 19th floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. We own the premises located on the 19th floor and in the past, we had rented the 21st floor. We moved out of this office in May 2008 and have not renewed our tenancy agreement for the premises located on the 21st floor.

China Metro-Rural Exchange Ltd. entered into a tenancy agreement for a property at Suite 803, 8th Floor, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for a term of three years commencing from December 15, 2009, which comprises approximately 1,072 square feet.

Property for lease. We own the property at Room 407, Wing Tuck Commercial Centre, 177—183 Wing Lok Street, Sheung Wan, Hong Kong, which we operate as a property for lease. The gross floor area of the premises is approximately 957 square feet. The current tenancy agreement is for two-year term starting from November 1, 2009 at a rental of HK$10,000 per month.

We own property at the 19th floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Hong Kong, which we operate as a property for lease. The gross floor area of the premises is approximately 10,880 square feet. Commencing from June 20, 2009, we leased this property for a two-year term for HK$174,080 per month, exclusive of a two-month rent free period.

Residential facilities. We owned two residential flats with a combined gross floor area of approximately 1,784 square feet on the 15th floor, Windsor Mansion, 29-31 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, which we used as quarters for PRC employees on business trips to Hong Kong. The property was sold for a purchase price of HK$5.2 million in November 2008.

We own a residential flat with a gross floor area of approximately 2,838 square feet on the 20th floor, The Mayfair, 1 May Road, Hong Kong, which we have used as our Chairman’s residence since February 6, 2002.

We lease a residential flat with a gross floor area of approximately 2,013 square feet on the 22nd floor, Park Mansions, No. 27-29 MacDonnell Road, Hong Kong, which we have used as our Vice Chairman’s residence since April 1, 2009. The rental payment we make for this residence was approximately HK$600,000 for the year ended March 31, 2010.

In March 2009, we sold a residential flat on the 33rd floor and parking space No. 3 on the L3 floor of Valverde, 11 May Road, Hong Kong for a purchase price of HK$14.0 million. Previously, this property and our former headquarters in Hong Kong were pledged as collateral for bank credit facilities. Following the sale of this property, it was replaced as collateral for bank credit facilities by restricted cash deposits of HK$17.0 million. There are no restrictions under these bank facilities on the use of our former headquarters in Hong Kong.

People’s Republic of China

Manufacturing facilities. We own the land use rights to the site of Man Sang Industrial City for a term of 50 years from September 1, 1991 to September 1, 2041. On March 31, 2010, Man Sang Industrial City consisted of 27 completed buildings covering a total gross floor area of approximately 813,000 square feet. As of March 31, 2010, we used most of the units in seven buildings covering a gross floor area of approximately 213,000 square feet, and representing approximately 26.2% of the total gross floor area of Man Sang Industrial City, for pearl processing, manufacturing, pearl and jewelry assembly, finance and administration and staff accommodation.

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters at China Northeast City, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC, which are staffed by management and office personnel. We have land-use rights and building ownership rights for the buildings in which our Tieling City office and sales center are located.

Properties for lease. We have leased units in 20 buildings of Man Sang Industrial City, covering a gross floor area of approximately 600,000 square feet and representing approximately 73.8% of the total gross floor area of Man Sang Industrial City, to independent third parties and industrial users not connected with us.

In addition, we held a grand opening of the phase one China Pearls and Jewellery City pearl market center on April 18, 2008. As of March 31, 2010, we had sold leased shops of approximately 1,568 square meters, causing the remaining total leasable gross floor area of the market center of 77,358 square meters. Shop and booth units covering a gross floor area of approximately 13,100 square meters were leased out, representing approximately 17% of total leasable gross floor area. Rental income for the phase one pearl market center units of China Pearls and Jewellery City in fiscal year 2008, 2009 and 2010 was HK$1.3 million, HK$19.8 million and HK$18.8 million, respectively. Tenants of China Pearls and Jewellery City are primarily pearl, jewelry and jewelry-related product traders from domestic and foreign countries.

Properties for sale and lease. Phase I of China Northeast Logistics City will cover a planned GFA of approximately 2.7 million square meters. As of March 31, 2010, construction of 236,452 square meters of trade centers were completed, out of which, 104,000 square meters were sold; whereas among 1,256 completed trade center units for lease, 294 units were leased out.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth above in “Item 3. Key Information—D. Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information—D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly those under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE Amex with ticker symbol “MHJ”. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was dissolved and liquidated and the Company contractually assumed all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company its subsidiaries (“the Group”) on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a non-United States domestic company. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganization, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI resulted in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company contractually assumed all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the dissolution and liquidation of MSHI. Accordingly, the Reorganization has been accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests. On this basis, the Company has been treated as the holding company of MSHI in all periods presented in the financial statements rather than from the effective date of the Reorganization. Subsequent to the Reorganization, the acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008.

Overview

The Group had three main business segments during the year ended March 31, 2010.

Our first business segment is engaged in the development and operations of large scale, integrated agricultural logistics and trade centers in Northeast China (“Agricultural Logistics Operation”) that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Our second business segment is engaged in the purchase, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products (“Pearl Operations”). We are one of the world’s largest purchasers and processors of saltwater cultured and freshwater cultured pearls.

Our third business segment is engaged in real estate development and real estate leasing (“Real Estate Operations”). We operate real estate for lease and sale in Hong Kong and the PRC, including (1) an industrial complex located in the Shenzhen Special Economic Zone, PRC (“Man Sang Industrial City”), (2) China Pearls and Jewellery City, a market center with various supporting facilities, including manufacturing, processing, exhibition and residential facilities, among others, located in Shanxiahu, Zhuji, Zhejiang Province, PRC and (3) commercial and residential properties in Hong Kong (“Hong Kong Properties”).

Critical Accounting Policies

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with International

Financial Reporting Standards, or IFRS, as issued by the IASB. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the consolidated financial statements and records the effect of any necessary adjustments.

We have identified certain accounting policies that involve subjective assumptions and estimates as well as complex judgments relating to certain accounting items. Set forth below are those accounting policies that we believe involve the most significant estimates and judgments used in the preparation of our financial statements.

Revenue and Other Income

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards related to the properties are transferred to purchasers, which is when the construction of relevant properties has been completed, title to the properties has been delivered to the purchasers and collectability of related receivables is reasonably assured. Revenue is recognized only to the extent collectability of such receivable is reasonably assured.

Revenue from sales of properties with operating leaseback

As part of the Company’s overall strategy to develop property projects with specific themes, in relation to sales of certain properties, immediately following sale of such properties, the Company leases back the properties from purchasers for periods ranging from 3 to 5 years either for an insignificant amount of rental payments or free of charge. As lease back of the properties for an insignificant amount of rental payments or free of charge was arranged as part of the sale of these properties, the Company determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Since the fair value of lease payments the Company would ordinarily make to lease such properties was estimated to be insignificant, the Company did not separately recognize it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Company disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Company considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property.

The leaseback is considered as an operating lease due to (i) the ownership of the property will not transfer back to the Company by the end of the lease term; (ii) the Company does not have the option to purchase the property at the end of the lease term; (iii) the lease term is not the major part of the economic life of the property; (iv) at the inception of the lease, the fair value of the property is significantly higher than the present value of the minimum lease payments; and (v) any gains or losses from the fluctuation in the fair value of the property rest to purchasers. In addition, operating leases rentals paid to purchasers are recorded as an expense on a straight line basis over the period of the lease.

To promote sales of certain properties, the Company conducted a promotional sale of these properties during fiscal 2010 wherein it sold such properties at special rates to selected purchasers. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties, the Company determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

Promotional sale of certain properties

As discussed under “Revenue from sales of properties with operating leaseback”, the Company conducted a promotional sale of certain properties during the year. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge. Of the explicitly agreed transaction price, the Company received a down-payment of 24% in cash amounting to HK$18,459,000 upon transfer of title to the properties with the remainder HK$71,167,000 being receivable in future. As all the revenue recognition criteria had been met, the Company recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received.

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Revenue from leasing of investment properties

Rental income under operating leases is recognized in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease, including the rent free periods.

Revenue from property management service

Revenue from property management service is recognized when services are rendered.

Others

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognized when the rights to receive payments have been established.

Land Appreciation Tax

Land appreciation tax provisions represent provisions for the estimated land appreciation tax payable in relation to our properties sold during a period. We make provisions based on our own calculations in accordance with our understanding of the relevant laws and regulations. Our estimate of land appreciation tax provisions requires us to use significant judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. Disagreements with the taxing authorities could subject us to additional taxes, and possibly, penalties.

Valuation of Properties

We state our investment properties, investment properties under construction and leasehold land and buildings at their fair value as non-current assets on our consolidated statements of financial position on the basis of valuations supported by a qualified independent professional valuer. We provide the independent professional valuer with various information for the valuer to use as a basis for valuation.

We state our properties held for sale classified as current assets on our consolidated statements of financial position, at the lower of cost and net realizable value on an individual property basis. Cost includes all development expenses, applicable borrowing costs and other direct costs attributable to the development of such properties. Net realizable value is determined by reference to the prevailing market prices on an individual property basis.

We state our property, plant and equipment as non-current assets on our consolidated statements of financial position. We state our property, plant and equipment at cost less impairment losses, with the exception of leasehold land and buildings, which are not depreciated. Cost includes the direct costs, direct costs of construction and capitalized borrowing costs on related borrowings during the period of construction. Properties under development are transferred to the appropriate category of property, plant and equipment or properties held for sale when completed and ready for use.

Impairment of trade receivables

The management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date.

Recoverability of completed properties held for sale and properties under development

We perform a regular review on the carrying amounts of completed properties held for sale and properties under development as these property projects are in their early stages and we have invested significant amount of capital in them. Furthermore, all our current property projects are located in China as discussed under “Business Overview” where the PRC government can exercise significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Accordingly, policies and other measures taken by the PRC government to regulate the economy could have a significant negative impact on economic conditions in China, with a resulting negative impact on our business which is further discussed under “Risk Relating to Doing Business in the PRC”.

More recently, the China’s real GDP has continued to grow even though at a slower rate resulting from a recent global economic downturn which also slowdown the economy in PRC. Accordingly, the PRC government has introduced certain stimulus package aimed at offsetting the slow down brought by the financial crisis. In addition, the PRC government has introduced certain macroeconomic measures to control perceived overinvestment in the real property market. Considering the overall state of the PRC’s economy, specifically the real estate market which could potentially have a negative effect on the recoverability our property projects, we will consider write-down of our property projects when the estimated net realizable value of these property projects. In determining the net realizable value, asides from the aforementioned factors, we will also consider the latest economic measures introduced by the local government, recent global and local economic developments, recent sales transactions of the Group and other similar properties in the surrounding areas, marketability of the Group’s existing properties, market survey reports available from independent property valuers, internally available information and management’s expectation on future sales.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Impairment of long-lived assets

We conduct impairment review of assets when events of changes in circumstances indicate that their carrying amount may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is less than the greater of its net selling price or the value in use. In determining the value in use, we assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and the discount rate.

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2010, 2009 and 2008.

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Revenue	677,038	360,778	640,493
Cost of sales	(486,017)	(227,086)	(363,483)

Gross profit	191,021	133,692	277,010
Other income, net	37,595	4,611	2,156
Other gains/(losses), net	15,045	122,700	(43,211)
Selling and distribution expenses	(24,102)	(31,933)	(30,644)
Administrative expenses	(157,445)	(151,010)	(110,166)
Increase/(decrease) in fair value of investment properties and investment properties under construction	151,640	(178,016)	479,907

Operating profit/(loss)	213,754	(99,956)	575,052
Finance income	2,223	11,608	19,025
Finance costs	(1,620)	—	—

Finance income -net	603	11,608	19,025
Share of results of an associate	48	(53)	(7)

Profit/(loss) before tax	214,405	(88,401)	594,070
Income tax (expenses)/credits	(72,577)	24,776	(191,870)

Profit/(loss) for the year	141,828	(63,625)	402,200

Attributable to:
Equity holders of the Company	171,521	43,829	93,959
Minority interests	(29,693)	(107,454)	308,241

	141,828	(63,625)	402,200

Fiscal Year Ended March 31, 2010 Compared with Fiscal Year Ended March 31, 2009

Revenue

Revenue for fiscal year 2010 increased by HK$316.2 million, or 87.6% from HK$360.8 million for fiscal year 2009 to HK$677.0 million for fiscal year 2010.

	2010	2009	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	337.7	1.1	30,600.0%
Pearl Operation	261.5	316.7	-17.4%
Real Estate Operation	77.8	43.0	80.9%

	677.0	360.8	87.6%

Agricultural Logistics Operation

Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.1 million. Revenue in the fiscal year ended March 31, 2010 was approximately HK$337.7 million, which consisted primarily sales of trade center units of approximately HK$336.7 million. The change was attributable to increase in sales of trade center units with gross floor area of approximately 104,000 square meters. The remainder of revenue represented rental income from leases of trade center units of approximately HK$0.6 million and property management fee income of approximately HK$0.4 million.

Pearl Operation

Revenue attributable to our Pearl Operation decreased by HK$55.2 million, or 17.4%, from HK$316.7 million for fiscal year 2009 to HK$261.5 million for fiscal year 2010. Decreases in revenue attributable to our Pearl Operation were primarily due to a decrease in market demand in North America and Asian countries, including Hong Kong, due to the current global economic contraction and recession. Accordingly, volume sold to these regions decreased by HK$44.6 million.

Real Estate Operation

Revenue attributable to our Real Estate Operation increased by HK$34.8 million, or 80.9%, from HK$43.0 million for fiscal year 2009 to HK$77.8 million for fiscal year 2010. The increase was primarily due to an increase of HK$35.3 million in sales of units in China Pearls and Jewellery City, due to preferential discounts offered to the investors of the real estate in China Pearls and Jewellery City as to buoy up the market sentiments.

Cost of Sales

Our cost of sales increased by HK$258.9 million, or 114.0%, from HK$227.1 million for fiscal year 2009 to HK$486.0 million for fiscal year 2010.

	2010	2009	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	209.4	0.7	29,814.3%
Pearl Operation	150.0	213.9	-29.9%
Real Estate Operation	126.6	12.5	912.8%

	486.0	227.1	114.0%

Agricultural Logistics Operation

In the fiscal year ended March 31, 2009, our cost of sales was approximately HK$0.7 million. In the fiscal year ended March 31, 2010, our cost of sales was approximately HK$209.4 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Pearl Operation

Cost of sales attributable to our Pearl Operation decreased by HK$63.9 million, or 29.9%, from HK$213.9 million for fiscal year 2009 to HK$150.0 million for fiscal year 2010. The decrease was primarily due to a decrease in revenue mainly as a result of a decrease in market demand in North America and other regions, such as countries in Europe and Asia, due to the current global economic contraction and recession.

Real Estate Operation

Cost of sales, including direct cost related to rental income, attributable to our Real Estate Operation increased by HK$114.1 million, or 912.8%, from HK$12.5 million for fiscal year 2009 to HK$126.6 million for fiscal year 2010. The increase was primarily due to an increase in sales of units in China Pearls and Jewellery City.

Gross Profit

Our gross profit increased by HK$57.3 million, or 42.9%, from HK$133.7 million for fiscal year 2009 to HK$191.0 million for fiscal year 2010. The gross profit margin, or gross profit as a percentage of total revenue, decreased from 37.1% in fiscal year 2009 to 28.2% in fiscal year 2010. The decrease was primarily due to Real Estate Operation incurred a gross loss for the fiscal year 2010.

Agricultural Logistics Operation

In the fiscal year ended March 31, 2009, our gross profit was approximately HK$0.4 million. In the fiscal year ended March 31, 2010, our gross profit was approximately HK$128.3 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 38.0% in the fiscal year ended March 31, 2010.

Pearl Operation

Our gross profit attributable to Pearl Operation increased by HK$8.7 million, or 8.5%, from HK$102.8 million for fiscal year 2009 to HK$111.5 million for fiscal year 2010. Gross profit margin increased from 32.5% for fiscal year 2009 to 42.6% for fiscal year 2010. The increase in gross profit margin was primarily due to our continued shift in our focus to sale of higher value products and a decrease in material cost for the production, due to a decrease in derived demand for pearls.

Real Estate Operation

Our gross profit attributable to Real Estate Operation decreased by HK$79.3 million from HK$30.5 million for fiscal year 2009 to a gross loss of HK$48.8 million for fiscal year 2010. The decrease in gross profit was primarily due to certain revenue arising from sales of properties in China Pearls and Jewellery City was only recognized up to the amounts received or of which the collectibility of such receivable is reasonably assured. The amounts not received will be recognized until all criteria of revenue recognition are met. With respect to these sales transactions, we incurred a gross loss of HK$79.7 million due to such unrecognized revenue.

Other Income and Other Gains/(Loss), Net

In the fiscal year 2009, our other income and other gains were HK$127.3 million, resulting primarily from a gain on disposals of a property development project of approximately HK$132.5 million, net income recognized for a construction contract of approximately HK$1.2 million but offset in part by a realized loss of HK$3.5 million and unrealized loss of HK$5.3 million financial assets at fair value through profit and loss.

In the fiscal year 2010, our other gains were approximately HK$52.6 million, primarily due to a gain of HK$10.8 million on disposal of investment properties in Real Estate Operation and government subsidy of approximately HK$36.6 million for our Agricultural Logistics Operation.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2009, the fair value loss of investment properties and investment properties under construction was HK$178.0 million, consisting of a gain of HK$6.6 million attributable to Agricultural Logistics Operation and a loss of HK$184.6 million attributable to Real Estate Operation. In fiscal year ended March 31, 2010, the fair value gain of investment properties and investment properties under construction was HK$151.6 million, consisting of a gain of HK$155.6 million attributable to Agricultural Logistics Operation and a loss of HK$4.0 million attributable to Real Estate Operation.

Agricultural Logistics Operation

In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$47.3 million and a fair value gain of HK$6.6 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties and investment properties under construction were HK$103.4 million and HK$159.3 million, respectively, and a fair value gain of HK$155.6 million was recognized in the consolidated income statement. The increase in fair value gain was mainly attributable to the increase in land value.

Real Estate Operation

In the fiscal year ended March 31, 2009, our fair value of investment properties was HK$845.4 million and a fair value loss of HK$181.7 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties was HK$762.9 million and a fair value loss of HK$5.3 million was recognized in the consolidated income statement. The fair value loss decreased from HK$181.7 million in 2009 to HK$5.3 million in 2010 was primarily due to a stabilized negative sentiment on the pearl and jewllery market resulting from signs of recovery from the global financial crisis which was highly correlated to the demand on properties in China Pearls and Jewellery City.

In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$200.0 million and a fair value loss of HK$2.9 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties under construction was HK$133.7 million and a fair value gain of HK$1.3 million was recognized in the consolidated income statement. The increase in fair value gain was primarily due to an increase in expected property prices upon the completion of the investment properties.

Selling Expenses

Our selling expenses decreased by HK$7.8 million, or 24.5%, from HK$31.9 million for fiscal year 2009 to HK$24.1 million for fiscal year 2010. The decrease in our selling expenses was a result of a decrease of HK$2.6 million in selling expenses of Agricultural Logistics Operation and a decrease of HK$5.2 million in selling expenses of Real Estate Operation.

Agricultural Logistics Operation

Selling expenses decreased by approximately HK$2.6 million, or 23.9%, from approximately HK$10.9 million in the fiscal year ended March 31, 2009 to approximately HK$8.3 million in the fiscal year ended March 31, 2010. The decrease in selling and distribution costs was primarily due to a decrease salaries and commissions paid to sales executives for sales of properties of approximately HK$1.1 million, a decrease in printing expenses incurred for printing of marketing materials of approximately HK$0.8 million and a decrease in advertising expenses of approximately HK$0.3 million.

Pearl Operation

Selling expenses attributable to Pearl Operation were HK$7.7 million for fiscal year 2009 and 2010, respectively. As a percentage of revenue, selling expenses increased from 2.4% for fiscal year 2009 to 2.9% for fiscal year 2010. The increase in percentage was due to certain expenses, including exhibition participation fee and fixed costs, did not directly correlate with the fluctuation in revenue.

Real Estate Operation

Selling expenses attributable to Real Estate Operation decreased by HK$5.2 million, or 39.1%, from HK$13.3 million for fiscal year 2009 to HK$8.1 million for fiscal year 2010. The decrease was primarily due to a decrease of HK5.4 million in advertising and promotion expenses for China Pearls and Jewellery City, due to the budget cut on advertising and promotion activities in response to the government measures to curb the overheat of the property market in the PRC.

Administrative Expenses

Our administrative expenses of HK$157.4 million for the year ended March 31, 2010 comprised HK$38.1 million (2009: HK$19.8 million) from Agricultural Logistics Operation, HK$76.4 million (2009: HK$79.7 million) from Pearl Operation, HK$18.4 million (2009: HK$37.1 million) from Real Estate Operation and HK$24.5 million (2009: HK$14.4 million) from corporate expenses. Our administration expenses increased by HK$6.4 million, or 4.2%, from HK$151.0 million for fiscal year 2009 to HK$157.4 million for fiscal year 2010. The increase in our administrative expenses was a result of an increase of HK$18.3 million in Agricultural Logistics Operation, a decrease of HK$3.3 million in Pearl Operation, a decrease of HK$18.7 million in Real Estate Operation and an increase of HK$10.1 million in corporate expenses. The increase in corporate expenses was primarily due to an increase in cost in relation to the merger with China Metro and an increase in compensation expenses arising from share options of a subsidiary granted to directors and employees by a subsidiary.

Agricultural Logistics Operation

Administrative expenses increased by approximately HK$18.3 million, or 92.4%, from approximately HK$19.8 million in the fiscal year ended March 31, 2009 to approximately HK$38.1 million in the fiscal year ended March 31, 2010. The increase in administrative expenses was primarily due to an increase in land use tax of HK$11.2 million, an increase heating costs of approximately HK$2.0 million, an increase in audit fee of approximately HK$1.4 million, an increase in donation of HK$0.4 million, an increase in entertainment expenses of approximately HK$0.7 million and a general increase in other expenses for the fiscal year ended March 31, 2010.

Pearl Operation

Our administration expenses attributable to Pearl Operation decreased by HK$3.3 million or 4.1%, from HK$79.7 million for fiscal year 2009 to HK$76.4 million for fiscal year 2010. The decrease was primarily due to a decrease of HK$3.7 million in commission expenses, resulting from a decrease in sales for the year.

Real Estate Operation

Our administration expenses attributable to Real Estate Operation decreased by HK$18.7 million or 50.4%, from HK$37.1 million for fiscal year 2009 to HK$18.4 million for fiscal year 2010. The decrease was primarily due to a decrease of HK$15.1 million in provision for doubtful debt resulting from the improvement in customers settling long outstanding balances.

Net Finance Income/Costs

Our interest income from bank deposits decreased by HK$9.4 million, or 81.0%, from HK$11.6 million for fiscal year 2009 to HK$2.2 million for fiscal year 2010. The decrease was primarily due to a decrease in bank deposit interest rate during the fiscal year 2010 and maintained at a minimal rate throughout the year.

In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$18.5 million. In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$35.5 million, out of which HK$33.9 million was capitalized in properties under development and investment properties under construction and the rest of HK$1.6 million was recognized as finance cost in the consolidated financial statements.

Profit/Loss Before Tax

As a result of the foregoing, we had a loss before tax of approximately HK$88.4 million in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2010, we had a profit before tax of approximately HK$214.4 million.

Taxation

In the fiscal year ended March 31, 2009, our income tax credit was HK$24.8 million generated by deferred tax expenses, arising from fair value loss on investment properties, of HK$49.5 million and offset in part by current income tax expenses of HK$24.7 million. In the fiscal year ended March 31, 2010, our income tax expense of HK$72.6 million consisted of current income tax expenses of HK$61.4 million, and deferred tax expenses, primarily arising from fair value gain on investment properties, of HK$11.6 million but offset in part by over-provision for income tax of HK$0.4 million.

The effective tax rate increased from 28.0% in 2009 to 33.9% in 2010. The increase was due to an increase in sales of properties in the PRC which was subject to land appreciation tax at progressive rates.

Profit/Loss for the Year

In the fiscal year ended March 31, 2009, we incurred a net loss of approximately HK$63.6 million. In the fiscal year ended March 31, 2010, we generated a net profit of approximately HK$141.8 million as a result of the cumulative effect of the factors discussed above.

Minority Interests

In the fiscal year ended March 31, 2009 and 2010, loss attributable to minority interests was approximately HK$107.5 million and HK$29.7 million, respectively.

Fiscal Year Ended March 31, 2009 Compared with Fiscal Year Ended March 31, 2008

Revenue

Revenue for fiscal year 2009 decreased by HK$279.7 million, or 43.7% from HK$640.5 million for fiscal year 2008 to HK$360.8 million for fiscal year 2009.

	2009	2008	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	1.1	—	N/A
Pearl Operation	316.7	405.4	-21.9%
Real Estate Operation	43.0	235.1	-81.7%

	360.8	640.5	-43.7%

Agricultural Logistics Operation

In the fiscal year ended March 31, 2008, no revenue was generated. Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.1 million. The change was attributable to the recognition of revenue on pre-sold properties upon completion of the construction of trade centers units with gross floor area of approximately 360 square meters and the units were delivered to the purchasers.

Pearl Operation

Revenue attributable to our Pearl Operation decreased by HK$88.7 million, or 21.9%, from HK$405.4 million for fiscal year 2008 to HK$316.7 million for fiscal year 2009. Decreases in revenue attributable to our Pearl Operation were primarily due to a decrease in demand worldwide, particularly in the United States and Asian countries, including Hong Kong, due to the continued global financial crisis and credit crunch and the contraction of economic activities around the world. Accordingly, volume sold to these regions decreased by HK$71.8 million.

Real Estate Operation

Revenue attributable to our Real Estate Operation decreased by HK$192.1 million, or 81.7%, from HK$235.1 million for fiscal year 2008 to HK$43.0 million for fiscal year 2009. The decrease was primarily due to a decrease of HK$211.8 million in sales of properties in China Pearls and Jewellery City. As of March 31, 2009 and 2008, we have sold in aggregate approximately 31% and 29%, respectively, of the planned saleable area of China Pearls and Jewellery City. As of March 31, 2009, the occupancy rates of leasable area, representing the percentage of leasable gross floor area leased, of China Pearls and Jewellery City and Man Sang Industrial City was approximately 18% (2008: 20%) and 72% (2008: 72%), respectively.

Cost of Sales

Our cost of sales decreased by HK$136.4 million, or 37.5%, from HK$363.5 million for fiscal year 2008 to HK$227.1 million for fiscal year 2009.

	2009	2008	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	0.7	—	N/A
Pearl Operation	213.9	281.0	-23.9%
Real Estate Operation	12.5	82.5	-84.8%

	227.1	363.5	-37.5%

Agricultural Logistics Operation

In the fiscal year ended March 31, 2008, no cost of sales recognized as properties were still under construction. In the fiscal year ended March 31, 2009, our cost of sales was approximately HK$0.7 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Pearl Operation

Cost of sales attributable to our Pearl Operation decreased by HK$67.1 million, or 23.9%, from HK$281.0 million for fiscal year 2008 to HK$213.9 million for fiscal year 2009. The decrease was primarily due to a decrease in revenue mainly as a result of a decrease in demand in the United States and the Asian markets.

Real Estate Operation

Cost of sales, including direct cost related to rental income, attributable to our Real Estate Operation decreased by HK$70.0 million, or 84.8%, from HK$82.5 million for fiscal year 2008 to HK$12.5 million for fiscal year 2009. The decrease was primarily due to a decrease of HK$211.8 million in sales of real estate.

Gross Profit

Our gross profit decreased by HK$143.3 million, or 51.7%, from HK$277.0 million for fiscal year 2008 to HK$133.7 million for fiscal year 2009. The gross profit margin, or gross profit as a percentage of total revenue, decreased from 43.2% in fiscal year 2008 to 37.1% in fiscal year 2009. The decrease was primarily due to a decrease in sales in Real Estate Operation which revenue has a higher gross profit margin than Pearl Operation.

Agricultural Logistics Operation

In the fiscal year ended March 31, 2008, no gross profit was generated as neither sales nor cost of sales was recognized. In the fiscal year ended March 31, 2009, our gross profit was approximately HK$0.4 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 36.4% in the fiscal year ended March 31, 2009.

Pearl Operation

Our gross profit attributable to Pearl Operation decreased by HK$21.6 million, or 17.4%, from HK$124.4 million for fiscal year 2008 to HK$102.8 million for fiscal year 2009. Gross profit margin increased from 30.7% for fiscal year 2008 to 32.5% for fiscal year 2009. The increase in gross profit margin was primarily due to our continued (a) implementation of effective cost controls, (b) enhancement of production efficiency due to the acquisition of new machinery and (c) shift in our focus to sale of higher value products.

Real Estate Operation

Our gross profit attributable to Real Estate Operation decreased by HK$122.1 million, or 80.0%, from HK$152.6 million for fiscal year 2008 to HK$30.5 million for fiscal year 2009. Gross profit margin increased from 64.9% for fiscal year 2008 to 70.9% for fiscal year 2009. The increase in gross profit margin was primarily due to an increase in sales of centrally located shop and booth units which is at a higher price. These centrally located shop and booth units accounted for 56% of our sales at China Pearls and Jewellery City in fiscal year 2009, as compared to 46% in fiscal year 2008.

Other Income and Other Gains/(Losses), Net

In the fiscal year 2008, our other loss was HK$41.1 million, resulting primarily from an impairment loss of HK$47.3 million on goodwill arising from acquisition of China Pearls and Jewellery City, where our annual impairment assessment indicated the impairment existed. The impairment was primarily due to a decrease in the demand of the market center in China Pearls and Jewellery City, resulting in a slower growth in expected future cash flow than as expected prior to the acquisition. In the fiscal year 2009, our other income and other gains were HK$127.3 million, resulting primarily from a gain on disposals of a property development project of approximately HK$132.5 million, net income recognized for a construction contract of approximately HK$1.2 million but offset in part by a realized loss of HK$3.5 million and unrealized loss of HK$5.3 million financial assets at fair value through profit and loss.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2008, the fair value gain of investment properties and investment properties under construction was HK$479.9 million, consisting of HK$23.4 million attributable to Agricultural Logistics Operation and HK$456.5 million attributable to Real Estate Operation. In fiscal year ended March 31, 2009, the fair value loss of investment properties and investment properties under construction was HK$178.0 million, consisting of a gain of HK$6.6 million attributable to Agricultural Logistics Operation and a loss of HK$184.6 million attributable to Real Estate Operation.

Agricultural Logistics Operation

In the fiscal year ended March 31, 2008, our fair value of investment properties under construction was HK$25.8 million and a fair value gain of HK$23.4 million was recognized in the consolidated income statement.

In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$47.3 million and a fair value gain of HK$6.6 million was recognized in the consolidated income statement. The increase was mainly attributable to the appreciation of land value.

Real Estate Operation

In the fiscal year ended March 31, 2008, our fair value of investment properties was HK$952.9 million and a fair value gain of HK$454.9 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2009, our fair value of investment properties was HK$845.4 million and a fair value loss of HK$181.7 million was recognized in the consolidated income statement. The fair value of investment properties decreased from a gain of HK$454.9 million in 2008, resulting from an appreciation of land value in the region of Zhuji, Zhejiang Province to a loss of HK$181.7 million which was primarily due to the severe impact on the property market in the PRC, resulting from global financial crisis.

In the fiscal year ended March 31, 2008, our fair value of investment properties under construction was HK$125.4 million and a fair value gain of HK$1.6 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$200.0 million and a fair value loss of HK$2.9 million was recognized in the consolidated income statement. The fair value of investment properties under construction decreased from a gain of HK$1.6 million in 2008 to a loss of HK$2.9 million was primarily due to a decrease in expected property prices upon the completion of the investment properties.

Selling Expenses

Our selling expenses increased by HK$1.3 million, or 4.2%, from HK$30.6 million for fiscal year 2008 to HK$31.9 million for fiscal year 2009. The increase in our selling expenses was a result of an increase of HK$4.4 million in selling expenses of Agricultural Logistics Operation but partly offset by a decrease of HK$3.1 million in selling expenses of Pearl Operation and Real Estate Operation.

Agricultural Logistics Operation

Selling expenses were incurred for sales activities (including pre-sales activities). Selling expenses increased by approximately HK$4.4 million, or 67.7%, from approximately HK$6.5 million in the fiscal year ended March 31, 2008 to approximately HK$10.9 million in the fiscal year ended March 31, 2009. The increase in selling and distribution costs was primarily due to an increase in salaries and commissions paid to sales executives for sales of properties, advertising expenses, and printing expenses for printing marketing materials.

Pearl Operation

Selling expenses attributable to Pearl Operation decreased by HK$0.6 million, or 7.2%, from HK$8.3 million for fiscal year 2008 to HK$7.7 million for fiscal year 2009. The decrease was primarily to a decrease in revenue for Pearl Operation, thus led to a decrease in exporting charge for fiscal year 2009. As a percentage of revenue, selling expenses increased from 2.0% for fiscal year 2008 to 2.4% for fiscal year 2009. The increase in percentage was due to certain expenses, including exhibition participation fee and fixed costs, did not directly correlate with the fluctuation in revenue.

Real Estate Operation

Selling expenses attributable to Real Estate Operation decreased by HK$2.5 million, or 15.8%, from HK$15.8 million for fiscal year 2008 to HK$13.3 million for fiscal year 2009. The decrease was primarily due to a decrease of HK6.0 million in advertising and promotion expenses for China Pearls and Jewellery City, due to a number of marketing activities taken place during fiscal year 2008 when we commenced the sale of China Pearls and Jewellery City. Such decrease was offset in part by an increase of HK$1.5 million in staff cost for China Pearls and Jewellery City, due to the full-scale operation in China Pearls and Jewellery City in fiscal year 2009.

Administrative Expenses

Our administrative expenses of HK$151.0 million for the year ended March 31, 2009 comprised HK$19.8 million (2008: HK$14.2 million) from Agricultural Logistics Operation, HK$79.7 million (2008: HK$65.1 million) from Pearl Operation, HK$37.1 million (2008: HK$21.6 million) from Real Estate Operation and HK$14.4 million (2008: HK$9.3 million) from corporate expenses. Our administration expenses increased by HK$40.8 million, or 37.1%, from HK$110.2 million for fiscal year 2008 to HK$151.0 million for fiscal year 2009. The increase in our administrative expenses was a result of an increase of HK$5.6 million in administrative expenses in Agricultural Logistics Operation, an increase of HK$14.6 million in Pearl Operation, an increase of HK$15.5 million in Real Estate Operation and an increase of HK$5.1 million in corporate expenses. The increase in corporate expenses was primarily due to an increase in cost in relation to the group reorganization for the purpose of the redomicile of MSHI from the United States to the British Virgin Islands.

Agricultural Logistics Operation

Administrative expenses increased by approximately HK$5.6 million, or 39.4%, from approximately HK$14.2 million in the fiscal year ended March 31, 2008 to approximately HK$19.8 million in the fiscal year ended March 31, 2009. The increase in administrative expenses was primarily due to an increase in staff costs of approximately HK$4.5 million as a result of an increased headcount, increase in land use tax of HK$6.4 million, a decrease in donation of approximately HK$3.5 million and a decrease in consultancy fees of approximately HK$1.7 million for the fiscal year ended March 31, 2009.

Pearl Operation

Our administration expenses attributable to Pearl Operation increased by HK$14.6 million or 22.4%, from HK$65.1 million for fiscal year 2008 to HK$79.7 million for fiscal year 2009. The increase was primarily due to an increase of HK$12.0 million in provision for doubtful debts, due to an increase in credit risk on receivables due from customers as a result of deteriorating economic conditions and an increase of HK$2.2 million in the office rental expenses.

Real Estate Operation

Our administration expenses attributable to Real Estate Operation increased by HK$15.5 million or 71.8%, from HK$21.6 million for fiscal year 2008 to HK$37.1 million for fiscal year 2009. The increase was primarily due to an increase of HK$20.7 million in provision for doubtful debts, due to an increase in credit risk on receivables due from customers as a result of deteriorating economic conditions.

Net Finance Income / Costs

Our interest income from bank deposits decreased by HK$7.4 million, or 38.9%, from HK$19.0 million for fiscal year 2008 to HK$11.6 million for fiscal year 2009. The decrease was primarily due to a decrease in bank balances and a decrease in bank deposit interest rate during the fiscal year 2009.

In the fiscal year ended March 31, 2008, interest expense of HK$16.6 million was incurred. In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$18.5 million. All interest expenses were capitalized in properties under development and investment properties under construction.

Profit/Loss Before Tax

As a result of the foregoing, we had a profit before tax of approximately HK$594.1 million in the fiscal year ended March 31, 2008. We had a loss before tax of approximately HK$88.4 million in the fiscal year ended March 31, 2009.

Taxation

In the fiscal year ended March 31, 2008, our income tax expense of approximately HK$191.9 million consisted of current income tax expenses of approximately HK$69.6 million and deferred tax expenses, primarily arising from fair value gain on investment properties, of approximately HK$123.8 million but offset in part by over-provision for income tax of approximately HK$1.5 million. In the fiscal year ended March 31, 2009, our income tax credit was HK$24.8 million generated by deferred tax expenses, primarily arising from fair value loss on investment properties, of approximately HK$49.5 million and offset in part by current income tax expenses of approximately HK$24.7 million.

The effective tax rate decreased from 32.3% in 2008 to 28.0% in 2009. The decrease was due to a decrease in sales of properties in the PRC which was subject to land appreciation tax at progressive rate.

Profit/Loss for the Year

Our profit for the fiscal year ended March 31, 2008 was approximately HK$402.2 million. In the fiscal year ended March 31, 2009, we incurred a loss of approximately HK$63.6 million as a result of the cumulative effect of the factors discussed above.

Minority Interests

Profit attributable to minority interests for the fiscal year ended March 31, 2008 was approximately HK$308.2 million. In the fiscal year ended March 31, 2009, loss attributable to minority interests was approximately HK$107.5 million.

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal years ended March 31, 2009 and 2010, we financed our operations primarily through internally generated funds, bank borrowings and loans from our shareholders. We expect to have sufficient sources of funds during the years ending March 31, 2011 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; and (2) debt financing arrangements with banks, including project financing and working capital facilities.

Working Capital

Our current assets consist of completed properties held for sale, inventories, trade receivables, prepayments, deposits and other receivables, pledged bank balances and cash and cash equivalents. Our current liabilities primarily consist of trade payables, other payables, accruals and deposits received, interest-bearing bank borrowings and taxes payable.

As of March 31, 2009 and 2010, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$866.2 million and HK$687.0 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities, when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City were completed and changes in the amount of construction fee payables and bank borrowings related to the development of China Northeast Logistics City.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2010	2009	2008
	HK$ in Thousands
Net cash generated from/(used in) operating activities	27,762	(369,700)	2,360
Net cash (used in)/generated from investing activities	(96,252)	(294,691)	11,152
Net cash generated from financing activities	310,775	317,361	501,044

Net increase/(decrease) in cash and cash equivalents	242,285	(347,030)	514,556
Effect of foreign exchange rate changes on cash and cash equivalents, net	472	7,056	32,361
Cash and cash equivalents at the beginning of the year	503,912	843,886	296,969

Cash and cash equivalents at the end of the year	746,669	503,912	843,886

Cash Flow Generated from/(Used in) Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and Pearl Operation. We use cash generated from operating activities principally for investments in properties under development and purchase of inventory such as pearls.

In the fiscal year ended March 31, 2010, net cash generated by operating activities was HK$27.8 million, which consisted of operating cash inflow before changes in working capital of HK$69.4 million, cash outflow of net interest and tax of HK$50.1 million and working capital cash inflow of HK$8.5 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$358.1 million, an increase in a construction contract of HK$35.7 million, a decrease in receipt in advance of HK$64.2 million and an increase in inventories of HK$7.3 million, partially offset by positive changes resulting from an increase in trade and other receivables of HK$76.4 million, a decrease in completed properties held for sale of HK$208.8 million, an increase in trade payables, other payable and accruals of HK$93.1 million, a decrease in amounts due from related parties of HK$94.0 million and an increase in amount due to an associate of HK$1.5 million. The additions in properties under development and an increase in trade payables and accruals were attributable to construction activities carried out for our properties development projects. The decrease in received in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

In the fiscal year ended March 31, 2009, net cash used in operating activities was HK$369.7 million, which consisted of operating cash outflow before changes in working capital of HK$0.6 million, and cash outflow of net interest and tax of HK$10.9 million and working capital cash outflow of HK$358.2 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$564.6 million, a decrease in trade payables, other payables and accruals of HK$79.9 million, additions to prepaid land lease payments of HK$41.8 million, an increase in a construction contract of HK$9.5 million, an increase in amounts due from related parties of HK$93.9 million and an increase in trade and other receivables of HK$31.8 million, partially offset by positive changes resulting from an increase in deposits received of HK$327.2 million. The additions in properties under development and prepaid land lease payments were attributable to construction activities carried out for our properties development projects. The decrease in trade payables, other payables and accruals was attributable to settlement of construction costs incurred for construction of properties. The increase in deposits received was attributable to proceeds received from pre-sale and sale of properties.

In the fiscal year ended March 31, 2008, net cash provided by operating activities was HK$2.4 million, which consisted of operating cash inflow before changes in working capital of HK$161.1 million, cash outflow of net interest and tax of HK$4.0 million and working capital cash outflow of HK$154.7 million. Working capital changes primarily reflected a negative change resulting from additions for properties under development of HK$444.9 million, additions for prepaid land lease payments of HK$448.7 million, deposit paid for acquisition of land use rights of HK$165.3 million, an increase in trade and other receivables of HK$129.3 million and an increase in inventories of HK$21.5 million, partially offset by a refund of payments for acquisition of land use rights of HK$225.1 million, a decrease in completed properties held for sale of HK$64.4 million, and increase in trade payables, other payables and accruals of HK$282.6 million and an increase in receipt in advance of HK$488.1 million. The increase in receipt in advance was attributable to proceeds received from pre-sale and sale of properties. The additions to prepaid land lease payments, deposits paid for acquisition of land use rights and additions to properties under development were attributable to construction activities carried out for our properties development projects. The increase in trade payables, other payables and accruals was attributable to increase in construction costs incurred for construction of properties.

Cash Flow (Used in)/Generated from Investing Activities

Our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2010, net cash used in investing activities was HK$96.3 million, which primarily consisted of cash outflow of HK$226.6 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction and purchase of marketable securities, partially offset by cash inflow of HK$129.7 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2009, net cash used in investing activities was HK$294.7 million, which primarily consisted of a cash outflow of HK$385.1 million resulting from additions to investment properties under construction, purchase of marketable securities and a receivable from disposal of a property development project, partially offset by cash inflow of HK$80.0 million resulting from proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2008, net cash provided by investing activities was HK$11.2 million, which primarily consisted of a cash inflow of HK$110.3 million resulting from cash acquired as obtaining controls of a subsidiary and proceeds received from disposals of an investment property, partially offset by cash outflow of HK$103.7 million, resulting from purchase of property, plant and equipment and additions to investment properties under construction.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from placement of shares of a listed subsidiary, bank borrowings and loans from shareholders. In the fiscal year ended March 31, 2010, net cash provided by financing activities was HK$310.8 million, consisted of cash inflow of HK$508.0 million resulting from proceeds from new bank loans and contribution from shareholders and minority shareholders of a subsidiary, partially offset by cash outflow of HK$197.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to minority shareholders. In the fiscal year ended March 31, 2009, net cash provided by financing activities was HK$317.4 million, consisted of cash inflow of HK$475.6 million for proceeds from new bank loans, but offset by cash outflow of HK$158.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to minority shareholders and an increase in restricted and pledged bank deposits. In the fiscal year ended March 31, 2008, net cash provided by financing activities was HK$501.0 million, consisted of cash inflow of HK$557.0 million resulting from loans from shareholders, placement of shares of a listed subsidiary and proceeds from bank borrowings, partially offset by cash outflow of HK$55.9 million resulting from repayment of bank borrowings, dividend paid to equity holders and minority interests.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2009 to March 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In August 2007, we entered into a mortgage collaboration agreement with a PRC bank pursuant to which we agreed to indemnify the bank for any failure on the part of purchasers of property at China Pearls and Jewellery City to repay outstanding loans on properties before the property ownership certificates are presented to the bank as collateral. As of March 31, 2010, the loans for which we had provided such indemnification totaled HK$51.0 million.

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. dissolve and liquidate, whereby Man Sang Holdings, Inc. has been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings, Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company.

Except as described above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F. Contractual Obligations

Contractual Obligations

We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent known future cash payments that we are required to make and relate primarily to long-term debt, capital commitment obligations with respect to property under development, construction costs and operating leases.

As of March 31, 2010, our contractual obligations amounted to approximately HK$785.9 million. The following table sets forth our contractual obligations as of March 31, 2010.

	Payments Due by Period
	Total	Less than 1 year	1–5 years	More than 5 years
	(HK$ in thousands)
Debt obligations	606,691	249,054	357,637	—
Interest on debt obligations	52,750	28,050	24,700	—
Capital Commitment Obligations	115,007	113,923	1,084	—
Operating lease obligations	11,406	8,887	2,519	—

Total	785,854	399,914	385,940	—

Item 6.	Directors, Senior Management and Employees

Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Cheng Chung Hing, Ricky	President and Chairman of the Board

Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Ms. Leung Wai Yan	Director

Mr. Lai Chau Ming, Matthew	Director

Mr. Wong Gee Hang, Henry	Director

Mr. Tsui King Chung, Francis	Director

Information Regarding Executive Officers

The following table sets forth the executive officers of the Company. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Cheng Chung Hing, Ricky	President and Chairman of the Board

Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Pak Wai Keung, Martin	Chief Financial Officer

Mr. Lung Hei Man, Alex	Deputy Chief Financial Officer

Business Experience of Directors and Executive Officers

Mr. CHENG Chung Hing, Ricky, our co-founder, has served as Chairman of the board of directors and President of the Company since July 24, 2009. He also served as Chief Executive Officer of the Company from July 24, 2009 until March 22, 2010. He has also served as Chairman of the board of directors and President of MSHI since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of MSBVI in January 1996, he had served as chairman and president of various companies within the Man Sang group of companies. Since March 20, 2007, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. Since February 21, 2007, Mr. Cheng, China Metro-Rural Limited’s co-founder, also served as a director of China Metro-Rural Limited. He also serves as an executive director, co-founder and co-chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. SIO Kam Seng has served as Vice Chairman of the Board and Chief Executive Officer of the Company since March 22, 2010. Mr. Sio has served as chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management and a Master of Business Administration degree. He is a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2010 and has remained as its director since then.

Mr. CHENG Tai Po, our co-founder, has served as our Vice Chairman since July 24, 2009. He has also served as director and Vice Chairman of MSHI since January 1996. He was appointed Deputy Chairman and a Director of Man Sang International Limited in August 1997. Prior to our group reorganization, he served as vice chairman of various companies within our group of companies. He has also served as a non-executive director of China South City Holdings Limited since April 30, 2010. Mr. Cheng has over 25 years experience in the pearl business and is responsible for purchasing and processing of pearls as well as our overall planning, strategic formulation and business development.

Ms. LEUNG Wai Yan has served as our Director since March 22, 2010 and is currently a director of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of China South City Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance and holds a Swiss Diploma in Hotel Management granted by Institut Hotelier César Ritz (Switzerland). She is now a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong.

Mr. LAI Chau Ming, Matthew, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since November 1996. Mr. Lai has been Sales Director of DBS Vickers (Hong Kong) Limited since July 1996. Prior to his joining DBS Vickers, Mr. Lai served from 1972 to 1996 as a Senior Manager of Sun Hung Kai Investment Company Limited, an investment company in Hong Kong. Mr. Lai has 30 years experience in investment. He is experienced in the areas of financial management and planning.

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a full member of The Hong Kong Management Association.

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over ten years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of eBiz Incubation & Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

Mr. PAK Wai Keung, Martin, has served as our Chief Financial Officer since July 24, 2009. He has been with MSHI since August 2006 and served as MSHI’s Chief Financial Officer since September 2006, having previously worked for several international accounting firms and a bank in Hong Kong. He is responsible for our financial and accounting management and corporate governance affairs. Mr. Pak is a fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Pak is an associate member of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators of the United Kingdom. He has over 20 years of experience in accounting, finance and management. Prior to joining us, Mr. Pak served as financial controller for Xinjiang Tianye Water Savings and Irrigation System Company Limited and COSCO International Holdings Limited, from July 2005 to August 2006 and from January 2001 to July 2005, respectively.

Mr. LUNG Hei Man, Alex has served as our Deputy Chief Financial Officer since March 22, 2010. He has served as financial controller of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010 (but has been finance manager of China Metro-Rural Exchange Limited since June 15, 2009). He graduated from the London School of Economics and Political Science in 1999 with a Bachelor’s degree in Accounting and Finance. He has eight years of experience in auditing in Hong Kong and China with international accounting firms. Prior to joining the China Metro Group, he spent seven years with Ernst & Young and one year with BDO in auditing.

Family Relationships

Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po are brothers. Mr. Leung Moon Lam and Ms. Leung Wai Yan are father and daughter. Other than the foregoing, there are no family relationships among our directors and executive officers.

B. Executive Compensation

For fiscal year 2010, the Company or its subsidiaries paid an aggregate of US$1.9 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$6,000 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of seven members.

We are a “controlled company” as defined in Section 801 of the NYSE Amex Company Guide. As a result, we are exempt from certain corporate governance requirements, including the requirement that a majority of the board of directors be independent and the requirement that we have a nominating/corporate governance committee. We do not have a nominating committee.

We have determined that three of the members of the board of directors, Mr. Lai Chau Ming, Matthew, Mr. Wong Gee Hang, Henry and Mr. Tsui King Chung, Francis are “independent” within the meaning of Section 803A of the NYSE Amex Company and Rule 10A-3 under the Exchange Act. We are not required to have a board of directors comprising a majority of independent directors under the NYSE Amex rules applicable to us.

Committees and Attendance of the Board of Directors

Audit Committee

The audit committee is a separately-designated standing audit committee as defined in Section 3(a)(58)(A) of the Exchange Act. The audit committee oversees matters relating to financial reporting, internal controls, risk management and compliance and related party transactions. These responsibilities include appointing and overseeing the independent auditors, as well as reviewing their independence and evaluating their fees, reviewing financial information that is provided to our shareholders and others, reviewing with management our system of internal controls and financial reporting process and monitoring our compliance program and system. The audit committee also makes recommendations on improvements and conducts other duties as the board of directors may delegate.

The audit committee consists of Mr. Wong Gee Hang, Henry, as Chairman, Mr. Lai Chau Ming, Matthew and Mr. Tsui King Chung, Francis. The audit committee operates under a written charter, which sets forth the functions and responsibilities of the committee. A copy of our audit committee charter is posted on our website at www.chinametrorural.com.

The audit committee held six meetings during the fiscal year ended March 31, 2009 and five meetings during the fiscal year ended March 31, 2010. Mr. Wong Gee Hang, Henry, serves as Chairman, and Mr. Lai Chau Ming, Matthew and Mr. Tsui King Chung, Francis, are committee members.

The board of directors has, in its reasonable judgment, (1) determined that all members of the audit committee are financially literate, (2) determined that Mr. Wong Gee Hang, Henry, the Chairman of the audit committee, is qualified as an “audit committee financial expert,” within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE Amex and Rule 10A-3 under the Exchange Act, and (3) determined that Mr. Lai, Mr. Wong and Mr. Tsui of the audit committee satisfy the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

With respect to the fiscal year ended March 31, 2010, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2010;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2010 be included in our annual report on Form 20-F for the year ended March 31, 2010.

Compensation Committee

The compensation committee consists of Mr. Lai Chau Ming, Matthew, as Chairman, Mr. Wong Gee Hang, Henry and Mr. Tsui King Chung, Francis.

The compensation committee deliberates and stipulates the compensation policy for our company. Each year the compensation committee directs our company, through an internal committee consisting of the Chief Financial Officer, the executive directors and Manager of Human Resources and Administration, to prepare a compensation philosophy and strategy statement for the compensation of the executives and a proposed executive compensation framework for the year. When establishing the proposed compensation framework, in keeping with our goal of attracting, motivating, and retaining executives who will contribute to our long-term success and an increase in the value of our shares, the internal committee undertakes the review of comparative compensation offered by peer companies that may compete with our company for executive talent. The peer group we used for compensation comparison and analysis purposes includes companies with workforce sizes, revenues, assets, and market values within a certain range above and below our levels. The internal committee periodically reviews the comparative compensation offered by the peer group and makes changes as appropriate to reflect changes in the market and our industry. The peer group is not necessarily limited to a particular industry as we believe we compete for executive talent across a wider group of entities.

During the year ended March 31, 2010, the compensation committee met three times and discussed and reviewed the personnel system and compensation package of our directors and officers.

The board of directors has determined that each member of the compensation committee satisfies the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

The compensation committee does not have a compensation committee charter.

Nominating Committee

We do not have a nominating committee. The functions customarily attributable to a nominating committee are performed by the independent directors (as defined in the applicable standards of NYSE Amex) of the board of directors. It is the board of director’s view that it is appropriate not to have a separately designated nominating committee because, given our size and the number of directors on the board of directors, the costs of having such a committee outweigh the benefits.

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. The independent directors will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates for the board of directors. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before June 28, 2011, the first anniversary of the date of our proxy statement for our 2010 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2010, our board of directors held five meetings and adopted seven unanimous written consents of action. Each incumbent director attended at least 75% of the aggregate number of board meetings and meetings of committees on which he or she served. The average director attendance was approximately 96%.

Five of our directors attended our 2009 annual meeting of shareholders held at Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Duties of Directors

Under British Virgin Islands law, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to our company, our directors must ensure compliance with our Memorandum and Articles of Association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the terms of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Employment Agreements

We do not have employment agreements with any of our directors. However, on September 8, 1997, Man Sang International Limited, our subsidiary which is listed on The Stock Exchange of Hong Kong Limited, entered into service agreements with each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po.

The major terms of these agreements are as follows:

•

the service agreement of each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po is for an initial term of three years commencing on September 1, 1997, and was renewed for successive three year terms on September 1, 2000, September 1, 2003, September 1, 2006 and September 1, 2009. Each service agreement may be terminated by either party by giving the other party written notice of not less than three months;

•

the annual base salary payable to each of Mr. Cheng Chung Hing and Ricky, Mr. Cheng Tai Po in fiscal year 2010 is US$346,154 (HK$2.7 million) and US$461,538 (HK$3.6 million), respectively. The annual base salary payable to each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po is subject to annual review by the board of directors of Man Sang International Limited; and

•

each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po is also entitled to an annual discretionary bonus. The amount of the discretionary bonus is determined by the compensation committee of the board of directors of Man Sang International Limited. With respect to Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, the discretionary bonus is determined in conjunction with the compensation committee of our board of directors. This determination is made on an annual basis, provided that the aggregate of all discretionary bonuses payable by Man Sang International Limited to its executive directors in any fiscal year may not exceed 10% of Man Sang International Limited’s net profits for such year (after tax and after extraordinary items) as shown in its audited accounts.

China Metro-Rural Limited does not have employment agreements with any of its director. However, China Metro-Rural Exchange Limited, the wholly-owned subsidiary of China Metro-Rural Limited organized under the laws of Hong Kong, entered into an employment agreement with Mr. Sio Kam Seng.

The major terms of this agreement are as follows:

•

the employment agreement of Mr. Sio Kam Seng is an open-term employment agreement commencing on January 1, 2010 and may be terminated by either party upon six months written notice or payment in lieu of notice. The annual base salary payable to Mr. Sio Kam Seng is US$130,192 (HK$1,015,500) during the first six months of the agreement, and US$260,385 (HK$2,031,000) after the first six months of the agreement. He is also entitled to an annual year-end bonus in the amount equal to one month of salary, and an annual discretionary bonus and/or share option, subject to annual review by the board of directors of China Metro-Rural Exchange Limited.

Other than disclosed above, the employment agreements described do not have any severance arrangements or payments upon termination.

D. Employees

As of March 31, 2010, the Company and all of its direct and indirect subsidiaries had a total of approximately 1,286 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2010.

	Hong Kong	PRC	Total
Senior management	6	13	19
Marketing and sales	18	138	156
Purchasing	3	4	7
Finance and accounting	16	40	56
Legal and Compliance	1	3	4
Processing and logistics	14	778	792
Construction	—	20	20
Human resources and administration	13	80	93
Real estate leasing	—	20	20
Property development	—	29	29
Property management	—	73	73
Information technology	2	15	17

Total	73	1,213	1,286

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees currently are not party to any collective bargaining agreement, and no labor union has been organized to represent our employees.

We are required under PRC law to make defined contributions to the employee benefit plans including housing funds, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

As of March 31, 2010, 73 of our employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2008, 2009 and 2010 was approximately US$217,000 (or HK$1,694,000), US$359,000 (or HK$2,800,000) and US$371,000 (or HK$2,892,000), respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.	A. Major Shareholders and Related Party Transactions

The purpose of this standard is to provide information regarding the major shareholders and others that control or may control the company. The standard also provides information regarding transactions the company has entered into with persons affiliated with the company and whether the terms of such transactions are fair to the company. These standards may require disclosure of related party transactions not required to be disclosed under the body of accounting principles used in preparing the consolidated financial statements. This standard is not intended to address the thresholds at which shareholders are required, on a continuing basis, to disclose their beneficial ownership of securities.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2010.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Kind United Holdings Ltd. (3)	37,338,104	58.23%
Ampleton Developments Ltd.	5,744,323	8.96%
Luck Merit Holdings Ltd.	5,744,323	8.96%
Kudos Ltd.	5,744,323	8.96%
Cafoong Limited (4)	3,437,501	5.36%
Mr. Cheng Chung Hing, Ricky (3)(4)	40,775,605	63.59%
Mr. Cheng Tai Po (4)	3,437,501	5.36%
Mr. Leung Moon Lam (5)	37,338,104	58.23%
Mr. Sio Kam Seng	—	—
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Pak Wai Keung, Martin	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (9 persons)	40,775,605	63.59%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of July 1, 2010, none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2010. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 37,338,104 ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010.
(4)

Cafoong Limited owns directly 1,697,344 of our ordinary shares. Cafoong Limited also owns indirectly 1,740,157 of our ordinary shares by virtue of holding all issued and outstanding shares of certain British Virgin Islands companies that own our ordinary shares. Because Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding stock, and are directors, of Cafoong Limited, they may be deemed to be the beneficial owners of our ordinary shares that are owned, directly or indirectly, by Cafoong Limited. These shares were issued to Cafoong Limited on August 25, 2009.
(5)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2010, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited(3)	100,000	100%
Mr. Cheng Chung Hing, Ricky(3)	100,000	100%
Mr. Cheng Tai Po(3)	100,000	100%
Mr. Sio Kam Seng	—	—
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Pak Wai Keung, Martin	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (9 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2010, none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2010. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The referenced shares were issued to Cafoong Limited on August 25, 2009.

Holders of our ordinary shares are entitled to one vote for each share held. The holders of the 100,000 of our preferred shares outstanding are, as a class, entitled to the number of votes as shall constitute 3,191,225 of our ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Certain agreements with Cafoong Limited provide Cafoong Limited with certain preemptive rights to purchase, upon the issuance of our ordinary shares in certain circumstances to third parties, our ordinary shares in order to allow Cafoong Limited to maintain its percentage ownership interest of our outstanding ordinary shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our board of directors is responsible for reviewing relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. We review questionnaires provided by the directors and executive officers at the end of each fiscal year confirming the nature of their related transactions with us, if any, during the year. Our board of directors is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. Our board of directors reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review and approval or ratification of a disclosable related person transaction, the board of directors considers:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the board of directors deems appropriate.

Any member of the board of directors who is a related person with respect to a transaction under review may not participate in the deliberations or vote for approval or ratification of the transaction, provided, however, that this director may be counted in determining the presence of a quorum at a meeting of the board of directors that considers the transaction.

No material related person transactions have occurred since the beginning of fiscal year 2007 up to and including the date of this annual report or are currently proposed, other than as set forth in the discussion of the Merger and as set forth below:

On July 1, 2008, Man Sang Jewellery Company Limited, an indirect subsidiary of ours, entered into an agreement to share office premises with China South City Holdings Limited, an enterprise controlled by our controlling shareholders, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, pursuant to which Man Sang Jewellery Company Limited agreed to share a portion of its office premises with China South City Holdings Limited for a term expiring on March 16, 2011. During the fiscal year ended March 31, 2010, China South City Holdings Limited paid Man Sang Jewellery Company Limited approximately HK$1.9 million (inclusive of rental rates, management fees and government rates) pursuant to the terms of this agreement.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of March 31, 2010, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 6,000,000,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is a developer and operator of an integrated logistics and trade center platform in operation, China South City Shenzhen, which serves five complementary light manufacturing industries: (1) textile and clothing; (2) leather and accessories; (3) electronic accessories; (4) printing, paper and packaging; and (5) metals, chemicals and plastics, or China South City. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro-Rural Limited and some of its subsidiaries, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Differences between China Northeast Logistics City and China South City

We believe China Northeast Logistics City and China South City can be differentiated for a number of reasons. First, China South City is located in Shenzhen, Nanchang, Jiangxi Province and Nanning, Guangxi Zhuang Autonomous Region and attracts clientele from these regions. In addition, China South City and China Northeast Logistics City were established at different times with a focus on different industry sectors. The products offered by, and the occupants of, China Northeast Logistics City are distinctively different from those of China South City. China Northeast Logistics City is an agricultural logistics and trade center. China South City is an industrial logistics and trade center. Also, the PRC subsidiaries of China South City has entered into master agreements with local government agencies in Shenzhen, Nanchang, Jiangxi Province and Nanning, Guangxi Zhuang Autonomous Region that set out each party’s commitments and expectations and a proposed framework for these integrated logistics and trade center developments. On the other hand, excluding its PRC subsidiaries, China Northeast Logistics City has not entered into a master plan or agreement with government agencies, which gives China Northeast Logistics City more flexibility.

Contracts with China South City

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking of which we are not a party of, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective directly held interests in China Northeast Logistics City at any time until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Northeast Logistics City before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Northeast Logistics City, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Northeast Logistics City to independent third parties as soon as practicable and in any event, prior to the occurrence of any competition between China South City and China Northeast Logistics City.

In connection with the Merger, Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam sought confirmation from China South City as to whether China South City would opt to exercise its rights of first offer granted to it by both Mr. Cheng and Mr. Leung to purchase all their respective effective interests in China Northeast Logistics City. Following that request, China South City held an extraordinary general meeting in which its independent shareholders approved, confirmed and ratified its non-exercise of the rights of first offer granted to it by each of Mr. Cheng and Mr. Leung in relation to the Merger. While the rights of first offer no longer exist with respect to the completed Merger, the option to exercise the rights of first offer remains in effect with respect to subsequent transfers until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City (whichever is later).

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

In relation to a court case (Hong Kong High Court Action No. 4423 of 2003 & No. 4599 of 2003) filed by Arcadia Jewellery Limited (“Arcadia”), a subsidiary of the Company, on December 2, 2003 and a former general manager on December 22, 2003 respectively, Arcadia is involved in a dispute with this former general manager, who is alleged that he was in breach of a business transfer agreement, an employment agreement and a consultancy agreement on December 22, 2003. Arcadia is claiming for damages of at least HK$832,000. This former general manager is claiming against Arcadia of approximately HK$395,000 in respect of the aforesaid employment agreement. There has been no material progress since the last financial year ended March 31, 2009. Although it is not possible to predict with certainty at the moment the outcome of these unresolved legal actions or pending claim or the amount of possible loss or recovery, the directors do not believe that the resolution of these matters will have a material adverse effect on the Group’s financial position, operating results or cash flows.

As of March 31, 2010, apart from the forgoing, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

Dividend Policy

On June 28, 2007, MSHI declared a return of capital in the amount of US$1,595,642 (US$0.25 per share of common stock) to its shareholders of record on July 24, 2007. MSHI did not pay cash dividends in fiscal years 2007 and 2008. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as our board of directors deems relevant. Cash dividends, if any, on the ordinary shares of the Company will be paid in U.S. dollars.

We are a holding company incorporated in the British Virgin Islands, and will rely principally on dividends, loans or advances paid to us by our subsidiaries incorporated in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC law restricts the ability of our subsidiaries incorporated in the PRC to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each PRC subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the cumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2010, these general reserves in the books of the PRC subsidiaries amounted to RMB11,638,000 (HK$13,151,000). Further, at the discretion of their boards of directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their employee welfare and bonus funds, which may not be distributed to us. These restrictions have not historically had, and are not expected in the future to have, a material impact on our ability to meet our financial requirements.

Any dividends paid by a PRC subsidiary to an immediate holding company that is incorporated in Hong Kong will be subject to a withholding tax at the rate of 5%, provided the Hong Kong incorporated subsidiary is not considered to be a PRC tax resident enterprise.

If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.

Market Price

Our ordinary shares have been listed on the NYSE Amex under the symbol “CNR” since April 20, 2010. From August 26, 2009 through April 20, 2010 our ordinary shares was listed on the NYSE Amex under the symbol “MHJ.” From August 8, 2005 through August 25, 2009, the common stock of our predecessor-in-interest, MSHI, was listed on the NYSE Amex under the symbol “MHJ.” From 1987 to 2005, MSHI’s common stock was reported on the Over-The-Counter (OTC) Electronic Bulletin Board under the symbol “MSHI.OB.” Our preferred shares are not listed.

The following table sets forth, for the periods indicated, the high and low sales prices (in U.S.$) for the our ordinary shares from August 25, 2009 to March 31, 2010, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE Amex.

	High	Low
Yearly Highs and Lows for the Year Ending March 31,
2010	4.46	1.70
2009	8.35	0.96
2008	16.46	5.30
2007	6.93	3.52
2006	8.30	4.70

Quartely Highs and Lows
2010
First Quarter (April-June 2009)	4.46	1.85
Second Quarter (July-September 2009)	2.89	1.70
Third Quarter (October-December 2009)	2.99	2.15
Fourth Quarter (January-March 2010)	3.77	1.82

2009
First Quarter (April-June 2008)	8.35	5.50
Second Quarter (July-September 2008)	6.50	2.62
Third Quarter (October-December 2008)	3.48	1.10
Fourth Quarter (January-March 2009)	1.92	0.96

Monthly Highs and Lows
January 2010	2.80	2.08
February 2010	3.77	1.82
March 2010	3.00	1.96
April 2010	2.52	2.03
May 2010
June 2010

Item 10.	Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a British Virgin Islands company and our affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, and The BVI Business Companies Act, 2004.

The following statements are summaries of our share capital structure and of the more important rights and privileges of shareholders conferred by our Memorandum and Articles of Association and The BVI Business Companies Act, 2004 insofar as they relate to the material terms of our ordinary shares. Our Memorandum and Articles of Association are available for examination at our registered office and are on file with the SEC.

We have two classes of shares: ordinary shares, which will have identical rights in all respects and rank equally with one another, and preferred shares. Our authorized share capital consists of 1,000,000,000 ordinary shares, par value US$0.001 per share, and 200,000 preferred shares, par value US$0.001 per share.

Our Objects and Purposes

Under our Memorandum and Articles of Association, we have, irrespective of corporate benefit, full capacity to carry on or undertake any business or activity, do any act or enter into any transaction.

Preferred Shares

Dividends

The holders of preferred shares are entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, a dividend per share equal to any dividends per share declared on shares of our ordinary shares. Dividends on the preferred shares shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the ordinary shares with respect to the same dividend period. The right to such dividends on preferred shares are not cumulative, and no rights accrue to the holders of such shares by reason of the board’s failure to pay or declare and set apart dividends thereon.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of preferred shares are entitled to a liquidation preference to be paid first out of our assets available for distribution to holders of our shares of all classes an amount equal to US$25 per preferred share before any distribution of assets. If our assets shall be insufficient to permit the payment in full to the holders of the preferred shares, then our entire assets available for such distribution shall be distributed ratably among the holders of the preferred shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Voting Rights

Holders of our preferred shares, as a class, will be entitled to vote 3,191,225 shares, subject to adjustment for stock splits, stock dividends and combinations, in all matters voted on by our shareholders.

Ordinary Shares

General.

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Dividends.

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to The BVI Business Companies Act, 2004.

Liquidation.

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis, but subject to the liquidation preference of the holders of the preferred shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately, but, as above, subject to the liquidation preference of the holders of the preferred shares.

Voting Rights.

Each ordinary share is entitled to one vote on all matters upon which our shares are entitled to vote and voting at any meeting of shareholders is by show of hands.

General Provisions of Our Shares

Voting and Quorum. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 30% or more of our voting share capital. Advance notice of at least 10 (but not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting. Our shareholders’ meeting may be held in such place within or outside the British Virgin Islands as our board of directors considers appropriate.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares (including preferred shares which represent ordinary shares) cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares (including preferred shares which represent ordinary shares). An ordinary resolution is required for matters such as an amendment of the Memorandum and Articles of Association to increase or reduce the number of shares that we are authorized to issue and a repurchase of our outstanding shares. An ordinary resolution is required for the removal of directors with cause.

Transfer of Shares. Any transfer of our shares shall be evidenced by a written instrument of transfer executed by or on behalf of the transferor and containing the name and address of the transferee. A transfer of shares is effective when the name of the transferee is entered in our share register in respect of such shares and we shall not be required to treat a transferee of a share as a shareholder until the transferee’s name has been entered in the register.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The directors may, on our behalf, subject to an ordinary resolution of members (including the written consent of all the members whose shares are to be purchased, redeemed or otherwise acquired), purchase, redeem or otherwise acquire any of our own shares for such consideration as they consider appropriate, and either cancel or hold such shares as treasury shares. The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine. Shares may be purchased or otherwise acquired in exchange for newly issued shares.

Variation of Rights of Shares. If at any time our shares are divided into different classes, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not we are being wound-up, may be varied with the consent in writing of the holders of a simple majority of the issued shares of that class or series or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Inspection of Register of Members. Pursuant to our Memorandum and Articles of Association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as its board of directors shall determine, without charge, or by any other person upon a maximum payment of US$2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with The BVI Business Companies Act, 2004 or, upon a maximum payment of US$1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our Memorandum and Articles of Association.

Designations and Classes of Shares. All of our issued and outstanding shares upon the completion of the liquidation will be ordinary shares and preferred shares. Our Memorandum and Articles of Association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more additional classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting power, full or limited or no voting power, and liquidation preferences, and to increase or decrease the size of any such class or series.

Shareholders

Only persons who are registered in the register of members are recognized as our shareholders.

Changes in Capital

We may, by an ordinary resolution of members, amend our Memorandum and Articles of Association to increase or reduce the maximum number of shares that we are authorized to issue.

Subject to our Memorandum and Articles of Association, we may, by an ordinary resolution of members:

•	divide our shares, including issued shares, into a larger number of shares; or

•	combine our shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

Directors’ Power to Issue Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary and preferred shares from time to time as our board of directors shall determine, up to the amount of the available authorized but unissued shares.

Our board of directors may issue preferred shares without action by its shareholders up to the amount of the authorized but unissued preferred shares. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. The issuance of these shares could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in our interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of the ordinary shares.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association provide that, subject to The BVI Business Companies Act, 2004, we will indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

•

is or was a party or is threatened to be made a party to any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of our company; or

•

is or was, at the request of our company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of our company, and they must have had no reasonable cause to believe their conduct was unlawful.

If any such person mentioned above has been successful in defense of any proceedings referred to above, that person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by that person in connection with the proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Limitations on Rights to Hold or Vote Shares

Except as described herein, there are no limitations imposed by British Virgin Islands law or by our Memorandum and Articles of Association on the rights of non-resident shareholders to hold or vote our ordinary shares.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares.

Anti-Takeover Effects of Our Memorandum and Articles of Association

Some provisions of British Virgin Islands law and our Memorandum and Articles of Association could make the acquisition of us by means of a tender offer or merger, or by means of a proxy contest or otherwise, more difficult.

These provisions, which include a “business combination” provision, are expected to discourage coercive takeover practices and inadequate takeover bids. Although as a British Virgin Islands company, we are not subject to Section 203 of the Delaware General Corporation Law, the business combination provision in our articles largely mirror the intention of Section 203 and generally prohibit “business combinations” between us and an “interested shareholder.” These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company.

C. Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

On September 1, 2008, one of our subsidiaries, China Northeast Logistics City Co., Ltd., entered into an Agreement In Respect of Operating Rights of Project “No. 1 Repulse Bay” with the Xincheng District Construction Command Bureau of Tieling City, under which China Northeast Logistics City Co., Ltd. transferred all assets, liabilities, contingent liabilities and all rights and obligations attached thereon of a residential property development project named “No. 1 Repulse Bay” at a consideration of RMB101,600,000 plus reimbursement of all accumulated expenses incurred for No. 1 Repulse Bay through September 1, 2008. The transfer was effective from September 1, 2008 and was completed in October 2008.

On March 19, 2010, one of our subsidiaries, China Northeast Logistics City Co., Ltd., entered into a Credit Facility Letter with HSBC Bank (China) Company Limited Shenzhen Branch, under which HSBC Bank (China) Company Limited Shenzhen Branch offered a three year credit facility to China Northeast Logistics City Co., Ltd up to RMB87,500,000 effective until review by no later than December 31, 2010. This Credit Facility Letter superseded a previous Credit Facility Letter dated July 9, 2008 with original credit line of up to RMB100 million under which China Northeast Logistics City Co., Ltd. made two draws of RMB50,000,000 each. During the fiscal year ended March 31, 2010 an aggregate amount of RMB25,000,000 was repaid to HSBC Bank (China) Company Limited Shenzhen Branch by China Northeast Logistics City Co., Ltd. The outstanding loan due as of March 31, 2010 was RMB75,000,000.

On April 28, 2009, this same subsidiary entered into an RMB Loan Contract with Bank of China Shenzhen Branch, under which Bank of China Shenzhen Branch extended an RMB300,000,000 loan to China Northeast Logistics City Co., Ltd. The term of the loan is from April 29, 2009 to April 29, 2013. This RMB Loan Contract is secured by (1) personal guarantees given by two shareholders; and (2) charges over two plots of land with land sizes of 227,344 and 613,816 square meters, respectively, and land use rights certificates coded Tie Ling Xian Guo Yong (2008) No. 30 and Tie Ling Xian Guo Yong (2008) No. 31, respectively.

D. Exchange Controls

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange is obtained and prior registration with the State Administration of Foreign Exchange is made. August 29, 2008, the State Administration of Foreign Exchange promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the State Administration of Foreign Exchange strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the State Administration of Foreign Exchange’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines.

The dividends paid by the subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by the State Administration of Foreign Exchange, for settlement of current account transactions without the approval of the State Administration of Foreign Exchange. Foreign currency transactions under the capital account are still subject to limitations and require approvals from or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities.

All of our agricultural logistics business revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rats for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our agricultural logistics business revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

In October 2005, SAFE promulgated regulations that require registration with local SAFE in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.

The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

For more information about foreign exchange control and other foreign exchange regulations in China, see “Risk Factors” in Item 3 “Key Information.”

E. Taxation

The following summary of the material British Virgin Islands tax consequences and material United States federal income tax consequences of an investment in our ordinary and preferred shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. We have also provided a summary of the material PRC and Hong Kong taxes in respect of our business operations. This summary does not deal with all possible tax consequences relating to an investment in our ordinary and preferred shares, such as the tax consequences under state, local and other tax laws, in the British Virgin Islands, the United States, the PRC and Hong Kong.

British Virgin Islands Tax Consequences

Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not persons resident in the British Virgin Islands are exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligations or other securities.

No stamp duty is payable in the British Virgin Islands on a transfer of shares in a British Virgin Islands business company.

Material United States Federal Income Tax Consequences

General

The following are the material U.S. federal income tax consequences of owning ordinary and preferred shares of the Company. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold our ordinary shares, or of persons who hold such ordinary shares, or will hold our ordinary shares, through such entities. The U.S. federal income tax consequences of a partner in a partnership holding our ordinary shares generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership and beneficial owners of other pass-through entities holding our ordinary shares consult their own tax advisors.

The U.S. federal income tax consequences applicable to Non-U.S. Holders owning our ordinary shares are described below under the heading “Tax Consequences to Non-U.S. Holders.”

This summary is based on the Internal Revenue Code, its legislative history, U.S. Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to the Company or any particular holder of our ordinary shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold such our ordinary shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including but not limited to:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations, plans or accounts;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS OTHER U.S. FEDERAL TAX LAWS.

Tax Consequences to U.S. Holders of Our Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its ordinary shares to a U.S. Holder should generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income,” as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of the Company’s earnings and profits should be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its ordinary shares and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations should not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to the Company’s ordinary shares should generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, as “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on the ordinary shares of the Company to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) should generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the ordinary share is readily tradable on an established securities market in the United States (such as the NYSE Amex stock exchange, on which our ordinary shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the U.S. Individual Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the preferential tax rate for any dividends paid with respect to the ordinary shares of the Company.

Special rules may apply to any “extraordinary dividend,” which generally is a dividend in an amount equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in an ordinary share paid by the Company. If the Company pays an “extraordinary dividend” on its ordinary share that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such ordinary share should be treated as long-term capital loss to the extent of such dividend. A U.S. corporate shareholder receiving an “extraordinary dividend” from the Company may be required to reduce its basis in the shares of the Company by the untaxed portion of the extraordinary dividend received.

Taxation on the Sale, Exchange or other Disposition of Ordinary Shares

Upon a sale, exchange or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, if the shares transferred constitute capital assets. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that directly or indirectly holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes.

Subsequent to the liquidation, the Company will generally be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our ordinary shares, either:

•

at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company should be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock.

The Company does not expect to be considered a PFIC for the taxable year ending March 31, 2010. Although the Company intends to conduct its business affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of its operations will not change in the future. The Company is not relying on an opinion of an advisor on this issue. As such, there can be no assurance as to the status of the Company as a PFIC for the current taxable year or any future taxable year. The Company will make a separate determination for each taxable year as to whether it would be considered as a PFIC. The above discussion will equally apply to U.S. Holders’ indirect ownership in the subsidiary corporations of the Company in the event that the Company is considered as a PFIC for a taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder may be able to make a “mark-to-market” election with respect to our ordinary shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must include in income each year for U.S. federal income tax purposes its pro rata share of the Company’s earnings and profits, as ordinary earnings or net capital gain or both, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether the Electing Holder received distributions from the Company. The Electing Holder generally will not be allowed to recognize any loss if the Company has a deficit in earnings and profits for a taxable year. The Electing Holder’s adjusted tax basis in the ordinary share will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary share and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares.

A U.S. Holder makes a QEF election with respect to any year that the Company is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If the Company becomes aware that it will be treated as a PFIC for any taxable year, the Company is required to provide each U.S. Holder with all necessary information in order to make the QEF election described above. If the QEF election is not effective for each of the tax years in which the Company is a PFIC and the U.S. Holder holds ordinary shares in the Company, the PFIC rules will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if the Company is treated as a PFIC for any taxable year and, as the Company anticipates, its shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a mark-to-market election with respect to the ordinary shares of the Company, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary share over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its ordinary share would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary share would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company is treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable year before the Company became a passive foreign investment company would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

The PFIC rules are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ordinary shares in the Company are encouraged to consult their own tax advisors concerning the application of the PFIC rules to such ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders

Non-U.S. Holders of Our Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid in respect of the ordinary shares or on gains recognized in connection with the sale or other disposition of the ordinary shares of the Company, provided that such dividends or gains are not effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business.

If the Company is treated as a U.S. corporation pursuant to Section 7874 of the Code, Non-U.S. Holders generally will be subject to withholding tax at a rate of 30% on all dividends paid by the Company, unless a reduced rate of tax is available under a tax treaty.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ordinary shares of the Company by a paying agent, broker or other intermediary in the United States to a non-corporate U.S. Holder, and to the proceeds from sales and other dispositions of ordinary shares of the Company to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax generally will apply to distributions paid on the ordinary shares of the Company to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of stock of the Company by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

PRC Taxation

PRC Taxation of Our Overseas Shareholders

Under the new Enterprise Income Tax Law and the Implementation Regulations, PRC income tax at the rate of 10% applies to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with such establishment or place of business) to the extent such dividends are sourced within China and the enterprise that distributes dividends is considered a “resident enterprise” in China. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result be subject to 10% PRC withholding tax. We intend to take the position that any dividends we pay to our overseas shareholders will not be subject to a withholding tax in the PRC.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Our corporate Internet address is www.chinametrorural.com. We make available free of charge on or through our website our annual reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission (“SEC”) rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.” and Exhibit 8.1.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to various types of market risks in the normal course of business, including foreign exchange risk and interest rate risk. We have not in the past used derivatives to manage our exposure to interest rate risk or foreign exchange risk.

Foreign Exchange Risk

Agricultural logistics Business

We conduct our agricultural logistics business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a small portion of expenses are denominated in foreign currencies, such as salaries in Hong Kong dollars paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year 2010, all of our revenues were denominated in Renminbi. During the same period, approximately 89.6 % of our expenses (excluding tax) were denominated in Renminbi and approximately 10.4 % were denominated in Hong Kong dollars. Further, as of March 31, 2010, approximately 99.5% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi and approximately 0.5% was denominated in Hong Kong dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Jewelry and Real Estate Business

We denominate our sales in either U.S. dollars or Hong Kong dollars. In the fiscal year ended March 31, 2009, we made approximately 45.4% of our purchases in U.S. dollars, approximately 38.0% of our purchases in Hong Kong dollars and approximately 9.2% of our purchases in Renminbi. In the fiscal year ended March 31, 2010, we made approximately 37.5% of our purchases in U.S. dollars, approximately 44.8% of our purchases in Hong Kong dollars and approximately 14.5% of our purchases in Renminbi. Since the Hong Kong dollar remains “pegged” to the U.S. dollar at a consistent rate, we believe that the exposure of our sales proceeds to foreign exchange fluctuations is minimal. Furthermore, we do not consider the potential revaluation of the Renminbi to be significant to our operations as we believe that the risk of a substantial fluctuation of the Renminbi exchange rate remains low. As of March 31, 2010, we had bank borrowings of HK$180.8 million, denominated in Renminbi attributable to our real estate operation and pearl operation.

Because the majority of our purchases are made in currencies which we believe present a low risk of appreciation or devaluation and our sales are made in U.S. dollars, we believe that our currency risk for the foreseeable future should not be material. As a result, we have not entered into any derivative contracts, such as forward contracts and options, to hedge against foreign exchange fluctuations during the fiscal year ended March 31, 2010.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists solely bank borrowings and loans from shareholders. As of March 31, 2010, we had HK$606.7 million in bank borrowings that bore interest at floating rates ranging from 4.8% to 6.1% per annum.

Additional increases in interest rates could potentially result in an increase in our cost of borrowing, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2010, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 4.8% to 6.1% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2009 and 2010 were 5.4% per annum. Based on our borrowings as of March 31, 2010, we estimate that interest expense relating to our borrowings payable would increase by HK$5.5 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

We closely monitor interest rate risk and consider using appropriate financial instruments to hedge any exposure. However, we do not currently use any derivative instruments to manage our interest rate risk.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2010, the end of the period covered by this annual report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2010 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change, apart from items discussed under “Changes in Internal Control over Financial Reporting”, was made in our internal control over financial reporting during the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resources constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdown can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting includes, among other things (i) maintaining records that are in reasonable detail and accurately and fairly reflect our transactions and dispositions of assets; (ii) providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; (iii) providing reasonable assurance that our receipts and expenditures are made in accordance with management authorization; and (iv) providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements is prevented or detected on a timely basis.

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2010 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2010.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

The following assessment was based on our predecessor, Man Sang Holdings, Inc. (“MSHI”). Under the supervision and with the participation of MSHI’s management, including MSHI’s Chief Executive Officer and Chief Financial Officer, MSHI conducted an evaluation of the effectiveness of MSHI’s internal control over financial reporting as of the end of the fiscal year 2009 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) using the criteria in Internal-Control Integrated Framework. In order to assist MSHI’s management to evaluate the effectiveness of MSHI’s internal control over financial reporting, MSHI engaged an independent registered public accounting firm to perform MSHI’s internal control review and assessment. Based on this evaluation, MSHI identified a material weakness in MSHI’s internal control over financial reporting as of March 31, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of March 31, 2009, MSHI identified a material weakness related to the policies and procedures that MSHI had put in place for the review of MSHI’s goodwill impairment test.

During fiscal year 2009, MSHI performed a goodwill impairment test to assess any impairment on the carrying amount of MSHI’s recorded goodwill. Due to an oversight in our policies and procedures for the review of the calculations and results of our goodwill impairment test, MSHI was unable to detect certain clerical errors in MSHI’s calculations. Although this oversight did not affect MSHI’s conclusion based on the results of MSHI’s goodwill impairment test, it did create a reasonable possibility that a material misstatement of MSHI’s annual or interim financial statements resulting from inaccurate calculations and results of MSHI’s goodwill impairment test would not be prevented or detected on a timely basis. Accordingly, MSHI determined that this control deficiency constituted a material weakness.

MSHI developed the following remediation to address this material weakness and MSHI has proceeded expeditiously with the following measures to enhance MSHI’s internal control over financial reporting:

•

MSHI strengthened and formalized MSHI’s existing procedures for the review of the calculations and results of MSHI’s goodwill impairment test to ensure that the material weakness does not impair MSHI’s ability to produce accurate and timely financial statements. These policies and procedures will require that MSHI’s test of goodwill impairment be subject to an independent review.

MSHI’s Audit Committee monitors these remediation efforts and may direct additional measures as deemed appropriate.

Apart from the foregoing, no change was made in our internal control over financial reporting during fiscal year 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert.

The board of directors has, in its reasonable judgment, (1) determined that Mr. Wong Gee Hang, Henry, the Chairman of the audit committee, is qualified as an “audit committee financial expert”, within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE Amex and Rule 10A-3 under the Exchange Act, and (2) determined that Mr. Wong satisfies the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

Item 16B.	Code of Ethics.

On June 15, 2005, the Board of Directors adopted a written code of ethics for directors, officers and employees. The code of ethics is available for review on the Company’s web site at www.chinametrorural.com and a free copy will be made available upon request from the stockholders of the Company by sending the request to: China Metro-Rural Holdings Limited, Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2010 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2009 and March 31, 2010 and for the years ended March 31, 2008, 2009 and 2010, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2010, including the audit of the Company’s annual financial statements are approximately US$602,564 (HK$4,700,000).

Ernst & Young billed US$269,231 (HK$2,100,000) for audit work performed during the fiscal year ended March 31, 2010, even though their engagement ended prior to the issuance of an audit report.

Audit services of Grant Thornton for fiscal year 2009 included the examination of the consolidated financial statements of Man Sang Holdings, Inc., assessment of compliance with the disclosure requirements of notifiable transactions of MSIL under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by Grant Thornton for fiscal year 2009, including the audit of the Company’s annual financial statements and review of the financial statements prepared in accordance to U.S. GAAP included in the Company’s Quarterly Reports on Form 10-Q were approximately US$189,744 (HK$1,480,000).

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2010. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance. Man Sang Holdings, Inc., or MSHI, engaged PricewaterhouseCoopers Ltd for tax compliance services for which PricewaterhouseCoopers Ltd billed MSHI US$86,000 for fiscal year 2010. The Company did not engage Grant Thornton to perform other non-audit professional services for fiscal year 2009. Neither the Company nor any of its indirect subsidiaries engaged Grant Thornton as their principal accountant for tax compliance.

Audit-Related and All Other Fees

The Company did not pay any audit-related or other fees to PricewaterhouseCoopers for fiscal year 2010 nor to Grant Thornton for fiscal year 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

The Company appointed PricewaterhouseCoopers (“PwC”) as its new independent registered public accounting firm on March 24, 2010, and on May 1, 2010, PwC accepted such appointment upon completion of their normal internal pre-acceptance procedures. The Audit Committee of the Board approved the change in independent registered public accounting firms on March 24, 2010. During the two most recent fiscal years and through their appointment date of March 24, 2010, the Company has not consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (ii) any matter that was either subject to a disagreement or a reportable event (as described in Item 16F(a)(1)(v)), other than as follows:

During the audit engagement proposal and auditor pre-acceptance process, the Company’s management discussed with PwC certain matters relating to the Group’s accounting policies and practices, including some identified below as reportable events communicated by Ernst & Young (“EY”). These matters included revenue recognition, basis of consolidation, income tax and related indemnification provisions, and classification of properties under development. PwC shared their perspectives on these accounting matters based on their understanding of the Company’s accounting, the facts at the time, industry practices and IFRS as issued by the International Accounting Standards Board. At that time, PwC had not conducted an audit or an evaluation of the accounting matters discussed, and while they provided preliminary views on the accounting for certain of those matters, they provided no definitive conclusions.

EY were appointed as the Company’s independent registered public accounting firm on September 16, 2009, for the audit of the Company’s consolidated financial statements for the year ending March 31, 2010, prepared under International Financial Reporting Standards (the “IFRS Financial Statements”). On March 24, 2010, the Company’s board of directors accepted the resignation of EY as independent registered public accounting firm of the Company effective March 23, 2010. As of the effective date of their resignation, EY had not issued any report on the Company’s IFRS Financial Statements. The Company had no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreements in its report on the financial statements.

During their appointment as independent accountant, EY communicated to the Company’s management certain matters relating to the Group’s accounting policies on revenue recognition and basis of consolidation. Prior to their resignation, as EY had not adequately performed the necessary procedures that are required for a full scope audit on these key accounting policies, including discussion with the Audit Committee and the Board, nor had they further communicated with Grant Thornton specifically on their understanding of these matters, EY did not draw any conclusions on these matters. The Company authorised EY to respond fully to the inquiries of the successor accountant relating to the matters described above.

The Company has requested that EY furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated July 9, 2010, is filed as Exhibit 15.1 to this annual report on Form 20-F.

On September 16, 2009 the Company’s board of directors proposed to appoint EY as its independent registered public accounting firm for the fiscal year ending March 31, 2010. Grant Thornton ceased to be the independent registered public accounting firm of Man Sang Holding, Inc. (“MSHI”) after having been informed by MSHI that MSHI intended appoint EY as its independent registered public accounting firm in place of Grant Thornton effective September 15, 2009. The Audit Committee of the Board approved the change in independent registered public accounting firms on September 16, 2009.

During fiscal years ended March 31, 2008 and March 31, 2009 and through June 30, 2009, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of such disagreement in connection with its report.

During the fiscal years ended March 31, 2008 and March 31, 2009 and through June 30, 2009, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K except that, as disclosed in MSHI’s Annual Reports on Form 10-K for the years ended March 31, 2008 and March 31, 2009, Grant Thornton advised MSHI of the following material weaknesses:

During the year ended March 31, 2009, due to an oversight in our policies and procedures for the review of the calculations and results of our goodwill impairment test, we were unable to detect certain clerical errors in our calculations. Although this oversight did not affect our conclusion based on the results of our goodwill impairment test, it did create a reasonable possibility that a material misstatement of our annual or interim financial statements resulting from inaccurate calculations and results of our goodwill impairment test would not be prevented or detected on a timely basis. Accordingly, we determined that this control deficiency constituted a material weakness.

During the year ended March 31, 2008, we significantly expanded our property development operations, which involve property development and sales of new properties. Absent personnel with necessary U.S. GAAP knowledge and experience, we accounted for portions of our new property sales as liabilities, which is not in accordance with U.S. GAAP. In addition, we accounted for portions of our new property sales as revenues without reference to U.S. GAAP, which set specific initial investment thresholds to account for such transactions as sales. We identified these practices as a material weakness in our internal control over financial reporting. As a result of these practices, we were required to make adjustments in our financial statements to properly reflect U.S. GAAP.

Grant Thornton discussed the abovementioned material weaknesses at the respective audit committee meetings and the board of directors discussed it further with management instructing it to immediately implement additional procedures to enhance the internal control over financial reporting and ensure that the financial statements were to be presented fairly. The board of directors and management authorized Grant Thornton to discuss such material weaknesses with the incoming auditors, Ernst and Young, without limitation. The Company has provided Grant Thornton with a copy of this disclosure required by Item 16F of Form 20-F and requested that Grant Thornton furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements. The Company has received the requested letter from Grant Thornton, and a copy of Grant Thornton’s letter dated July 9, 2010, is filed as Exhibit 15.2 to this annual report on Form 20-F.

Item 16G.	Corporate Governance.

We are incorporated under the laws of British Virgin Islands. Our ordinary shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

We are a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. Therefore, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the NYSE AMEX company guide since the laws of the British Virgin Islands do not require compliance.

Shareholder Approval Requirement: Sections 711-713 of the NYSE AMEX Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the British Virgin Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person. However, it should be noted that under our Articles of Association, any Business Combination (as defined in our Articles of Association) with any Interested Shareholder (as defined in our Articles of Association) within a period of three years following the date the shareholder became such Interested Shareholder as described in Article 71 of our Articles of Association which may include any transaction which results in the issuance by the Company of any shares of the Company, the value of which is at least 5% or more of the aggregate market value of all the issued and outstanding voting shares of the Company to an Interested Shareholder or any affiliate or associate of the Interested Shareholder is (unless it comes within the exemptions set out in Article 71 ) required to be approved by shareholders other than the Interested Shareholder and its affiliate or associate.

Board Independence Requirement: Section 802(a) of the NYSE AMEX Company Guide requires a board of directors with a majority of independent directors. Under the laws of the British Virgin Islands, we are not required to maintain a board of directors with a majority of independent directors and do not intend to voluntarily do so at this time.

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on

NYSE Amex is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders holding not less than one-third of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. We are a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Articles and the applicable rules and regulations in the British Virgin Islands.

The foregoing is consistent with the laws, customs and practices in the British Virgin Islands.

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the we shall make the disclosure of such transactions available on the our website at www.chinametrorural.com. Information contained on our website is not part of this annual report.

PART III

Item 17.	Financial Statements

Our Audited Financial Statements as of March 31, 2009 and 2010 and for the years ended March 31, 2008, 2009 and 2010, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.

1.2	Articles of Association.

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[1]

4.2	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[2]

4.3	Service Agreement, dated August 31, 2009, between Man Sang International Limited and Cheng Chung Hing.

4.4	Supplemental Agreement to the Service Agreement, dated August 31, 2009, between Man Sang International Limited and Cheng Chung Hing, dated October 6, 2009.

4.5	Employment Agreement, dated January 1, 2010, between China Metro-Rural Exchange Limited and Sio Kam Seng.

4.6	Service Agreement, dated August 31, 2009, between Man Sang International Limited and Cheng Tai Po.

4.7	RMB Loan Contract between China Northeast Logistics City Co., Ltd. and Bank of China Limited, Shenzhen Branch dated April 28, 2009.

4.8	Credit Facility Letter between China Northeast Logistics City Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch, dated March 19, 2010.

4.9	Agreement In Respect of Operating Rights of Project “No. 1 Repulse Bay” between China Northeast Logistics City Co., Ltd. and Xincheng District Construction Command Bureau, Tieling City dated September 1, 2008.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter of Ernst & Young, dated July 9, 2010 with respect to item 16F.

15.2	Letter of Grant Thornton, dated July 9, 2010 with respect to item 16F.

15.3	Consent of Independent Registered Public Accounting Firm.

[1]	Filed as Annex A to our Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.
[2]	Filed as Annex B to Exhibit 99.1 our Form 6-K filed with the SEC on March 1, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng Chief Executive Officer

Date: July 9, 2010

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS LIMITED

(Formerly known as Man Sang International (B.V.I.) Limited)

as of March 31, 2010 and 2009

and

for the years ended March 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2010 and March 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

July 9, 2010

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

For the years ended March 31, 2010, 2009 and 2008

	Notes	2010 US$’000		2010 HK$’000		2009 HK$’000		2008 HK$’000
		(Note 42)
Revenue	7		86,800		677,038		360,778		640,493
Cost of sales	11		(62,310)		(486,017)		(227,086)		(363,483)

Gross profit			24,490		191,021		133,692		277,010
Other income, net	9		4,819		37,595		4,611		2,156
Other gains/(losses), net	10		1,929		15,045		122,700		(43,211)
Selling and distribution expenses	11		(3,090)		(24,102)		(31,933)		(30,644)
Administrative expenses	11		(20,185)		(157,445)		(151,010)		(110,166)
Increase/(decrease) in fair values of investment properties and investment properties under construction			19,441		151,640		(178,016)		479,907

Operating profit/(loss)			27,404		213,754		(99,956)		575,052
Finance income	37		285		2,223		11,608		19,025
Finance costs	37		(207)		(1,620)		—		—

Finance income -net			78		603		11,608		19,025
Share of results of an associate	21		6		48		(53)		(7)

Profit/(loss) before income tax			27,488		214,405		(88,401)		594,070
Income tax (expenses)/credits	13		(9,305)		(72,577)		24,776		(191,870)

Profit/(loss) for the year			18,183		141,828		(63,625)		402,200

Attributable to:
Equity holders of the Company			21,990		171,521		43,829		93,959
Minority interests			(3,807)		(29,693)		(107,454)		308,241

			18,183		141,828		(63,625)		402,200

Earnings per share attributable to equity holders of the Company during the year	14
Basic		US$	0.34	HK$	2.68	HK$	0.69	HK$	1.47

Diluted		US$	0.34	HK$	2.68	HK$	0.69	HK$	1.42

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended March 31, 2010, 2009 and 2008

	2010 US$’000	2010 HK$’000	2009 HK$’000	2008 HK$’000
	(Note 42)
Profit/(loss) for the year	18,183	141,828	(63,625)	402,200
Other comprehensive income, net of tax:
Increase/(decrease) in fair value of leasehold land and buildings, net of deferred income tax	610	4,761	(8,418)	70,219
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	(132)	7,689
Exchange difference on translation of foreign operations	165	1,289	21,594	44,367

Total comprehensive income/(loss) for the year	18,958	147,878	(50,581)	524,475

Total comprehensive income/(loss) for the year attributable to:
Equity holders of the Company	22,407	174,779	49,026	137,494
Minority interests	(3,449)	(26,901)	(99,607)	386,981

	18,958	147,878	(50,581)	524,475

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2010 and 2009

	Notes	2010 US$’000	2010 HK$’000	2009 HK$’000
		(Note 42)
Non-current assets
Investment properties	15	111,068	866,329	845,384
Investment properties under construction	16	37,567	293,020	247,319
Property, plant and equipment	18	14,933	116,477	44,724
Prepaid lease payments and land use rights	19	6,228	48,584	57,031
Deposit for acquisition of land use rights	36	14,794	115,389	—
Interest in an associate	21	13	100	52
Deferred income tax assets	22	165	1,289	—

		184,768	1,441,188	1,194,510

Current assets
Inventories	23	6,621	51,646	41,942
Completed properties held for sale	24	54,199	422,755	393,153
Properties under development	17	33,083	258,046	88,394
Prepaid lease payments and land use rights	19	373	2,904	1,337
Construction contract	20	6,481	50,557	14,763
Due from related parties	34	—	—	93,873
Trade and other receivables	25	29,463	229,808	347,880
Financial assets at fair value through profit or loss	26	6,307	49,194	18,619
Tax recoverable		708	5,526	3,937
Restricted and pledged bank deposits	27	23,045	179,752	102,410
Cash and cash equivalents	27	95,727	746,669	503,912

		256,007	1,996,857	1,610,220

Current liabilities
Trade payables, other payables and accruals	28	58,234	454,224	360,761
Receipt in advance		36,714	286,372	350,208
Current income tax liabilities		17,875	139,428	93,582
Bank borrowings	29	31,930	249,054	118,703
Amount due to an associate	21	196	1,530	—

		144,949	1,130,608	923,254

Net current assets		111,058	866,249	686,966

Total assets less current liabilities		295,826	2,307,437	1,881,476

Non-current liabilities
Deferred income tax liabilities	22	16,110	125,655	111,211
Bank borrowings	29	45,851	357,637	186,609
Loans from equity holders	34	—	—	200,000

		61,961	483,292	497,820

Net assets		233,865	1,824,145	1,383,656

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

As at March 31, 2010 and 2009

	Notes	2010 US$’000	2010 HK$’000	2009 HK$’000
		(Note 42)
Equity
Equity attributable to equity holders of the Company
Share capital	30	64	500	77
Reserves		134,359	1,048,000	571,527

		134,423	1,048,500	571,604
Minority interests		99,442	775,645	812,052

Total equity		233,865	1,824,145	1,383,656

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended March 31, 2010, 2009 and 2008

	Notes	2010 US$’000	2010 HK$’000	2009 HK$’000	2008 HK$’000
		(Note 42)
Cash flows from operating activities
Profit/(loss) before income tax		27,488	214,405	(88,401)	594,070
Adjustments for:
Interest income		(285)	(2,223)	(11,608)	(19,025)
Interest expenses		207	1,620	—	—
Depreciation of property, plant and equipment		1,089	8,498	10,414	9,699
Amortization of prepaid land lease payments and land use rights		258	2,010	1,528	842
Share of (gain)/loss of an associate		(6)	(48)	53	7
Share-based payment		694	5,411	—	1,290
(Increase)/decrease in fair values of investment properties		(19,441)	(151,640)	178,016	(479,907)
(Gain)/loss on disposals of investment properties		(1,384)	(10,799)	2,337	(5,600)
Gain on disposals of a property development project	35	—	—	(132,537)	—
Decrease/(increase) in fair values of leasehold land and buildings		18	144	(240)	(77)
Loss/(gain) on disposals of property, plant and equipment		—	2	(1,537)	(30)
Net unrealized loss/(gain) on financial assets at fair value through profit or loss		346	2,695	5,342	(613)
(Gain)/loss on disposals of financial assets at fair value through profit or loss		(1,136)	(8,861)	3,470	(685)
Dividends received		(84)	(653)	(645)	(251)
Provision for/(reversal of) impairment of trade and other receivables		1,364	10,639	27,478	(5,303)
Impairment loss on goodwill		—	—	—	47,295
Impairment loss on properties under development		76	591	—	—
(Reversal of)/provision for inventory obsolescence		(304)	(2,370)	5,708	19,386

Operating cash flows before movements in working capital		8,900	69,421	(622)	161,098
Additions of properties under development		(45,910)	(358,096)	(564,630)	(444,943)
Additions of prepaid land lease payments and land use rights		—	—	(41,788)	(448,737)
Refunds of payments from acquisition of land use rights		—	—	130,724	225,071
Deposits paid for acquisition of land use rights		—	—	—	(165,312)

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the years ended March 31, 2010, 2009 and 2008

	Notes	2010 US$’000	2010 HK$’000	2009 HK$’000	2008 HK$’000
		(Note 42)
(Increase)/decrease in inventories		(940)	(7,334)	2,063	(21,539)
Decrease in completed properties held for sale		26,764	208,760	3,400	64,435
Increase in construction contract		(4,575)	(35,686)	(9,537)	(5,017)
Decrease/(increase) in amounts due from related parties		12,053	94,012	(93,907)	—
Decrease/(increase) in trade and other receivables		9,801	76,449	(31,801)	(129,261)
Increase/(decrease) in trade payables, other payables and accruals		11,933	93,078	(79,945)	282,558
Increase in amount due to an associate		196	1,530	—	(112)
(Decrease)/increase in deposits received/ receipt in advance		(8,237)	(64,247)	327,227	488,076

Cash generated from/ (used in) operations		9,985	77,887	(358,816)	6,317
Interest received		285	2,223	11,608	19,025
Interest paid		(4,549)	(35,480)	(18,534)	(16,608)
Income tax paid		(2,393)	(18,665)	(4,231)	(7,192)
Income tax refund		231	1,797	273	818

Net cash generated from/(used in) operating activities		3,559	27,762	(369,700)	2,360

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the years ended March 31, 2010, 2009 and 2008

	Notes	2010 US$’000	2010 HK$’000	2009 HK$’000	2008 HK$’000
		(Note 42)
Cash flows from investing activities
Net inflow of cash and cash equivalent in respect of the acquisition of a subsidiary	38	—	—	—	85,291
Purchases of property, plant and equipment		(2,156)	(16,819)	(9,479)	(11,998)
Additions to investment properties under construction		(10,165)	(79,288)	(74,500)	(91,661)
Proceeds from disposal of an investment property		3,026	23,606	13,963	25,000
Purchases of financial assets at fair value through profit or loss		(16,736)	(130,538)	(101,975)	(13)
Proceeds from disposal of property, plant and equipment		1	5	5,345	32
Proceeds from disposals of financial assets at fair value through profit or loss		13,606	106,129	79,955	4,250
Net outflow of cash and cash equivalent in respect of a disposal of a property development project	35	—	—	(208,645)	—
Dividends received		84	653	645	251

Net cash (used in)/generated from investing activities		(12,340)	(96,252)	(294,691)	11,152

Cash flows from financing activities
Proceeds from issuance of new shares by a subsidiary	39	10	79	—	290,370
Proceeds from issuance of new shares to a consultant		—	2	—	—
Increase in restricted and pledged bank deposits		(9,864)	(76,940)	(102,440)	—
Proceeds from bank borrowings		51,140	398,893	475,611	66,600
Repayments of bank borrowings		(12,616)	(98,405)	(33,900)	(22,200)
Contributions from a minority equity holder of a subsidiary		1,162	9,061	—	—
Loans from equity holders		12,821	100,000	—	200,000
Dividend paid to equity holders		—	—	—	(12,446)
Dividends paid to minority equity holders		(2,810)	(21,915)	(21,910)	(21,280)

Net cash generated from financing activities		39,843	310,775	317,361	501,044

Net increase/(decrease) in cash and cash equivalents		31,062	242,285	(347,030)	514,556
Cash and cash equivalents at beginning of the year		64,604	503,912	843,886	296,969
Effect of foreign exchange rate changes		61	472	7,056	32,361

Cash and cash equivalents at end of the year	27	95,727	746,669	503,912	843,886

The notes on pages F-15 to F-73 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended March 31, 2008, 2009 and 2010

	Attributable to equity holders of the Company
	Issued capital (a) HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation HK$’000	Capital Reserve (b) HK$’000	Statutory surplus reserve (c) HK$’000	Retained profit HK$’000	Sub-total HK$’000	Minority interests HK$’000	Total equity HK$’000
Balance at April 1, 2007	77	—	18,012	4,478	63,880	4,771	258,925	350,143	344,572	694,715

Profit for the year	—	—	—	—	—	—	93,959	93,959	308,241	402,200
Other comprehensive income:
Increase in fair value of leasehold land and buildings, net of deferred income tax	—	—	19,222	—	—	—	—	19,222	50,997	70,219
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	1,941	—	—	—	—	1,941	5,748	7,689
Exchange difference on translation of foreign operation	—	—	—	22,372	—	—	—	22,372	21,995	44,367

Total comprehensive income for the year	—	—	21,163	22,372	—	—	93,959	137,494	386,981	524,475
Transfer to retained profit upon disposals of the properties	—	—	(1,624)	—	—	—	1,624	—	—	—
Release of property revaluation reserve upon depreciation of leasehold land and buildings	—	—	(418)	—	—	—	418	—	—	—
Dividends paid to minority interests	—	—	—	—	—	—	—	—	(21,280)	(21,280)
Share of accumulated losses of the associate upon acquisition of subsidiary	—	—	—	—	—	—	(5,407)	(5,407)	(15,570)	(20,977)
Share-based payments	—	—	—	—	573	—	—	573	717	1,290
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	290,370	290,370
Deemed receipt from minority equity holders	—	—	—	—	52,221	—	—	52,221	(52,221)	—
Return of capital to equity holders	—	—	—	—	(12,446)	—	—	(12,446)	—	(12,446)

Balance at March 31, 2008	77	—	37,133	26,850	104,228	4,771	349,519	522,578	933,569	1,456,147

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

	Attributable to equity holders of the Company
	Issued capital (a) HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation HK$’000	Capital reserve HK$’000	Statutory surplus reserve (c) HK$’000	Retained profits HK$’000	Sub-total HK$’000	Minority interests HK$’000	Total equity HK$’000
Balance at April 1, 2008	77	—	37,133	26,850	104,228	4,771	349,519	522,578	933,569	1,456,147

Profit/ (loss) for the year	—	—	—	—	—	—	43,829	43,829	(107,454)	(63,625)
Other comprehensive income/(loss):
Decrease in fair value of leasehold land and buildings, net of deferred income tax	—	—	(3,398)	—	—	—	—	(3,398)	(5,020)	(8,418)
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	(53)	—	—	—	—	(53)	(79)	(132)
Exchange difference on translation of foreign operation	—	—	—	8,648	—	—	—	8,648	12,946	21,594

Total comprehensive income/ (loss) for the year	—	—	(3,451)	8,648	—	—	43,829	49,026	(99,607)	(50,581)
Transfer to retained profit upon disposals of the properties	—	—	(305)	—	—	—	305	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(470)	—	—	—	470	—	—	—
Dividends paid to minority interests	—	—	—	—	—	—	—	—	(21,910)	(21,910)

Balance at March 31, 2009	77	—	32,907	35,498	104,228	4,771	394,123	571,604	812,052	1,383,656

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

	Attributable to equity holders of the Company
	Issued capital (a) HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation HK$’000	Capital reserve (b) HK$’000	Statutory surplus reserve (c) HK$’000	Retained profits HK$’000	Sub-total HK$’000	Minority interests HK$’000	Total equity HK$’000
Balance at April 1, 2009	77	—	32,907	35,498	104,228	4,771	394,123	571,604	812,052	1,383,656

Profit/(loss) for the year	—	—	—	—	—	—	171,521	171,521	(29,693)	141,828
Other comprehensive income/(loss):
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	1,922	—	—	—	—	1,922	2,839	4,761
Exchange difference on translation of foreign operation	—	—	—	1,336	—	—	—	1,336	(47)	1,289

Total comprehensive income/ (loss) for the year	—	—	1,922	1,336	—	—	171,521	174,779	(26,901)	147,878
Appropriation of profit to statutory surplus reserve	—	—	—	—	—	296	(296)	—	—	—
Transfer to retained profit upon disposals of the properties	—	—	(2,436)	—	—	—	2,436	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(16)	—	—	—	16	—	—	—
Dividends paid to minority interests	—	—	—	—	—	—	—	—	(21,915)	(21,915)
Share-based payments	—	—	—	—	2,185	—	—	2,185	3,226	5,411
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	79	79
Deemed receipt from minority equity holders	—	—	—	—	(43)	—	—	(43)	43	—
Capital contribution from a minority equity holder of a subsidiary	—	—	—	—	—	—	—	—	9,061	9,061
Capitalization of equity holders’ loans upon the Merger (as defined in note 2 (a)) (d)	—	—	—	—	300,000	—	—	300,000	—	300,000
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(38)	—	38	—	—	—
Issue of preferred shares to equity holders	1	—	—	—	—	—	—	1	—	1
Issue of shares upon common control merger (e)	448	997,961	—	—	(1,003,648)	—	—	(5,239)	—	(5,239)
Equity settled expenses related to corporate restructuring (e)	2	5,239	—	—	—	—	—	5,241	—	5,241
Share repurchased (f)	(28)	—	—	—	—	—	—	(28)	—	(28)

Balance at March 31, 2010	500	1,003,200	32,377	36,834	(597,316)	5,067	567,838	1,048,500	775,645	1,824,145

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

Notes:

(a)	Issued capital included ordinary shares of HK$499,000 and preferred share of HK$1,000 as at March 31, 2010.
(b)	Capital reserve comprises share option reserve, general reserve and other capital reserve. Share option reserve amounted to HK$4,062,000 arising from the share options granted by a subsidiary. General reserve amounted to HK$62,953,000 deficit, arising from the dividend paid out of contributed surplus of Man Sang International Limited, a listed subsidiary. Other capital reserve amounted to HK$538,425,000 deficit, primarily arising from the corporate restructuring and merger in 1997 and 2010.
(c)	In accordance with the articles of association of the relevant subsidiaries established in the PRC and the PRC rules and regulations, the PRC subsidiaries are required to transfer not less than 10% of their net profit as stated in the financial statements prepared under PRC accounting regulations to statutory reserve before the corresponding PRC subsidiaries can distribute any dividend. Such a transfer is not required when the amount of statutory reserve reaches 50% of the corresponding subsidiaries’ reserved capital. The statutory reserve shall only be used to make up losses of the corresponding subsidiaries’ production operations, or to increase the capital of the corresponding subsidiaries. Upon approval of the corresponding subsidiaries’ shareholders in general meetings, the subsidiaries may convert their statutory reserves into registered capital and issue bonus capital to the existing owners in proportion to the existing ownership structure. In addition, this reserve is only distributable in the event of liquidation of these PRC subsidiaries.
(d)	In connection with the acquisition of the equity interest of China Metro-Rural Limited (“China Metro”) which is further discussed in note 2(a) to these consolidated financial statements, the shareholders of China Metro agreed to waive their loans to China Metro amounted to HK$300,000,000. Accordingly, the Company recorded such waiver as a capital contribution under capital reserve.
(e)	In respect of the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to these consolidated financial statements, an aggregate of 57,443,238 ordinary shares of the Company with an equivalent amount of HK$1,003,648,000 was issued. Such issuance was recorded as a reduction of capital reserve while the par value of the issued shares amounted to HK$448,000 was recorded as issued capital. The remaining amount between capital reserve and issued capital was recorded as share premium, net of 300,000 ordinary shares with a value of HK$5,241,000 which was issued as the issuance cost in respect of the share issuance.
(f)	In connection with the reorganization which is further discussed in note 2(a) to these consolidated financial statements, Man Sang Holdings, Inc. (“MSHI”), the Company’s previous holding company of the Group was to be dissolved and liquidated, and the Company became the new holding company of the Group. Pursuant to the reorganization, shareholders of MSHI’s ordinary shares and preferred shares received 6,382,582 and 100,000 of the Company’s ordinary shares and preferred shares, respectively, on a share-for-share basis in cancellation of MSHI’s ordinary shares and preferred shares. Prior to and in connection with the reorganization, the Company repurchased 3,617,418 of its ordinary shares with a par value of US$0.001 each amounting HK$28,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information of China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited, formerly known as Man Sang International (B.V.I.) Limited, (the “Company”, or “we” or “us”) was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant of the BVI Companies Act. The Company through its subsidiaries is principally engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products. In addition, the Company owns and operates an industrial real estate complex in Shenzhen, People’s Republic of China (the “PRC”) and a market center with various supporting facilities in Shanxiahu, Zhuji, Zhejiang Province, the PRC. During the year, the Company through a subsidiary merged with a company, China Metro-Rural Limited (“China Metro”), a developer and operator of large-scale, integrated agricultural logistics and trade centers in Liaoning Province, the PRC. The merger is further discussed in note 2(a) to the consolidated financial statements.

The shares of the Company have been listed on the NYSE Amex (formerly known as “American Stock Exchange”) under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suit 2208-14, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on July 9, 2010.

Note 2—Summary of Significant Accounting Policies

(a) Basis of preparation and presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss, investment properties, investment properties under construction, and leasehold land and buildings, which are stated at fair value as explained in the accounting policies set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2009. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 of the consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

Reorganization transaction

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE Amex. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI and its subsidiaries (the “Group”) from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was to be dissolved and liquidated and the Company was to become the new holding company of the Group and to contractually assume all rights,

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company of the Group on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a foreign private issuer. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganization, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI would result in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company shall contractually assume all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI.

Merger with China Metro

Pursuant to the Agreement and Plan of Merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited (“China Metro”) and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. On March 19, 2010, Merger Agreement was adopted and the Merger was subsequently consummated, each outstanding share of China Metro as of the effective date of the Merger was converted automatically into the right to receive the number of the Company’s ordinary shares equivalent to 57,443,238 divided by the number of China Metro ordinary shares outstanding immediately prior to the Merger. As a result, based on outstanding 100 ordinary shares of China Metro immediately prior to the Merger, an aggregate of 57,443,238 ordinary shares of the Company was issued in connection with the Merger (with cash paid for fractional shares), of which 37,338,104 ordinary shares were issued to Kind United Holdings Ltd., the controlling shareholder of China Metro under the control of Mr. Cheng Chung Hing (“Mr Cheng”), or Kind United, and the remaining 20,105,130 ordinary shares of the Company were issued to the minority shareholders of China Metro.

In respect of the acquisition of the equity interest of China Metro controlled by Mr. Cheng, since both the Company and China Metro were under common control of Mr. Cheng prior to and after the Merger, the Merger was accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the consolidated financial statements of the Company for periods prior to the Merger were restated to include, to the extent of equity interest of China Metro held by Mr. Cheng, the assets and liabilities and results of operations of China Metro for those periods as if the Company had been the holding company of China Metro at the beginning of the financial period reported in the consolidated financial statements or when our Company and China Metro became under common control by Mr. Cheng, whichever was later, and all assets and liabilities of China Metro were stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

(b) Basis of consolidation

Business combinations (other than for combining entities under common control) are accounted for by applying the purchase method. This involves the fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiaries, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the subsidiaries are included in the consolidated statements of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group’s accounting policies.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposals, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(c) Subsidiaries

A subsidiary is an entity, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In relation to the Company’s subsidiary, Man Sang International Limited (“MSIL”), certain shareholders of MSIL have assigned their voting rights to the Company giving the Company more than 50 percent of the voting rights. Consequently, the Company has the power to control MSIL.

Investments in subsidiaries are included in the Company’s statements of financial position at cost less impairment losses. The carrying amount of investment is reduced to its recoverable amount on an individual basis.

(d) Goodwill

Goodwill arising on an acquisition of a business represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalized goodwill arising on an acquisition of a business is presented separately in the consolidated statements of financial position.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods. On subsequent disposals of the relevant cash-generating unit, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposals.

(e) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5 “Non-current assets held for sale and discontinued operations”). Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

(f) Related parties

A party is considered to be related to the Group if:

(a)	the party, directly, or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is a member of the key management personnel of the Group or any of its holding companies;

(c)	the party is a close member of the family of any individual referred to in (a) or (b);

(d)	the party is an entity that is controlled, jointly-controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (b) or (c); or

(e)	the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(g) Investment properties

Investment properties are land and /or buildings that are held to earn rental income and / or for capital appreciation, which include property interest held under operating lease carries at fair value.

Investment properties are stated at fair value at the statements of financial position date. Any gain or loss arising from a change in fair value is recognized in the consolidated income statement. An investment property is derecognized upon disposals or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognized.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent expenditure is charged to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the consolidated income statement during the financial period in which they are incurred.

Properties under construction or development for future use as investment properties are classified as investment properties under construction. Such properties under construction are measured initially at cost, including transaction cost, and stated at fair value, subsequent to initial recognition, at the end of each reporting period when fair value can be determined reliably. Any gains or losses arising from changes in the fair values of completed investment properties and investment properties under construction are included in the consolidated income statement in the year in which they arise.

The fair values of investment properties are determined by management based in part on valuation by independent valuers who hold recognized professional qualifications and have recent experiences in the locations and category of properties being valued. Fair value is determined based on market value, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

If an investment property and/or an investment properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and building, or if become intended for sale are transferred to properties under development or completed properties held for sales, and their fair value at the date of reclassification becomes their deemed cost for accounting purposes.

(h) Property, plant and equipment

Property, plant and equipment, other than leasehold land and buildings, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated income statement during the year in which they are incurred.

The leasehold land and buildings are stated in the consolidated statements of financial position at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the statements of financial position date. Any revaluation increase is credited to the property revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in the net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the property revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If there is no market-based evidence of fair value because of the specialized nature of the item of leasehold land and buildings and the item is rarely sold, except as part of a continuing business, the Group may estimate fair value using an income or a depreciated replacement cost approach.

Leasehold land and buildings transferred from investment properties are stated at deemed cost equal to its fair value at the date of change in use and is continued to account for as if it was an asset held under finance lease. The entire lease payment of leasehold land and buildings are included in the cost of land and buildings as a finance lease in property, plant and equipment and stated at revalued amount.

Construction in progress, representing plant and machinery on which construction work has not been completed and machinery pending installation, is stated at historical cost, which includes construction expenditures incurred, cost of machinery and other direct costs capitalized during the construction and installation period, less accumulated impairment losses, if any. No depreciation is provided in respect of construction in progress until the construction is completed. On completion, the construction in progress is transferred to appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost or valuation less accumulated impairment losses, other than construction in progress, over their estimated useful lives from the date on which they are available for use and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold land and buildings	Over the shorter of the term of the lease or 50 years
Leasehold improvements	25% - 33%
Plant and machinery	20% - 25%
Furniture, fixtures and equipment	25%
Motor vehicles	25%

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Residual values, useful lives and depreciation methods are reviewed at each statements of financial position date.

An item of property, plant and equipment is derecognized upon disposals or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

(i) Properties under development

Property that is being constructed or developed for future use as held-for-sales is classified as properties under development and stated at cost less any identified impairment losses until construction or development is complete, at which time it is reclassified as completed properties held for sale. Costs comprise construction costs, borrowing costs capitalized, amortization of land use rights and professional fees incurred during the development period.

Properties under development are classified as current assets when the construction of the relevant properties commences unless the construction period of the relevant property development project is expected to complete beyond normal operating cycle.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j) Completed properties held for sale

Completed properties remaining unsold at the end of the year are stated at the lower of cost, deemed cost and net realizable value.

Cost comprises development costs attributable to the unsold properties.

Net realizable value is determined by reference to the sale proceeds of properties sold in the ordinary course of business, less applicable variable selling expenses, or by management estimates based on prevailing marketing conditions.

If an investment properties and/or investment properties under constructions become property held for sale, they are reclassified as completed properties held for sales and their fair value at the date of reclassification becomes their deemed cost for accounting purpose.

(k) Prepaid lease payments and land use rights

Prepaid lease payments and land use rights include up-front payments to acquire land and payments for lease of properties held under operating leases. Prepaid lease payments and land use rights are stated at cost and are amortized on a straight-line basis over the period of the lease.

(l) Financial instruments

Financial assets and financial liabilities are recognized on the statements of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into one of the two categories, including financial assets at fair value through profit or loss (“FVTPL”) and loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets at fair value through profit or loss

Financial assets at FVTPL have two subcategories, including financial assets held for trading and those designated as at FVTPL on initial recognition. At each statements of financial position date subsequent to initial

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognized directly in the consolidated income statement in the period in which they arise. Fair value gain or loss does not include any dividend or interest earned on these financial assets. Dividend and interest income is recognized in accordance with the Group’s policies in note 2(r) to these consolidated financial statements.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each statement of financial position date subsequent to initial recognition, loans and receivables (including trade receivables, loan receivables, other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses.

Impairment of financial assets

At each statements of financial position date, financial assets other than those carried at fair value through profit or loss are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becomes probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated income statement to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in consolidated income statement of the period in which the reversal occurs.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group’s financial liabilities are generally classified into financial liabilities at FVTPL and other financial liabilities.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Other financial liabilities

Other financial liabilities (including bank and other borrowings, trade payables and other payables) are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognizing of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in the consolidated income statement. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(m) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

(n) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, cost of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs to sell.

(o) Construction contract

Contract costs are recognized as expenses in the period in which they are incurred.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Variations in contract work, claims and incentive payments are included in contract revenue to the extent that may have been agreed with the customer and are capable of being reliably measured.

The Group uses the “percentage-of-completion method” to determine the appropriate amount to recognize in a given period. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

The Group presents as an asset if the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Progress billings not yet paid by customers and retention are included within “Construction contract”.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profit (less recognized losses).

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted and pledged bank deposits are not included as cash and cash equivalents.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q) Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the statements of financial position date, and are discounted to present value where the effect is material.

(r) Revenue recognition

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards related to the properties are transferred to purchasers, which is when the construction of relevant properties has been completed, title to the properties has been delivered to the purchasers and collectability of related receivables is reasonably assured. Revenue is recognized only to the extent collectability of such receivable is reasonably assured.

Revenue from sales of properties with operating leaseback

As part of the Group’s overall strategy to develop property projects with specific themes, in relation to sales of certain properties, immediately following sale of such properties, the Group leases back the properties from purchasers for periods ranging from 3 to 5 years either for an insignificant amount of rental payments or free of charge. As lease back of the properties for an insignificant amount of rental payments or free of charge was arranged as part of the sale of these properties, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Since the fair value of lease payments the Group would ordinarily make to lease such properties was estimated to be insignificant, the Group did not separately recognize it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Group disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Group considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property.

The leaseback is considered as an operating lease due to (i) the ownership of the property will not transfer back to the Group by the end of the lease term; (ii) the Group does not have the option to purchase the property at the end of the lease term; (iii) the lease term is not the major part of the economic life of the property; (iv) at the inception of the lease, the fair value of the property is significantly higher than the present value of the minimum lease payments; and (v) any gains or losses from the fluctuation in the fair value of the property rest to purchasers. In addition, operating leases rentals paid to purchasers are recorded as an expense on a straight line basis over the period of the lease.

To promote sales of certain properties, the Group conducted a promotional sale of these properties during fiscal 2010 wherein it sold such properties at special rates to selected purchasers. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed assuming amounts owned are considered collectible.

Revenue from leasing of investment properties

Rental income under operating leases is recognized in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease, including the free rent periods.

Revenue from property management services

Revenue from property management service is recognized when services are rendered.

Others

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognized when the rights to receive payments have been established.

(s) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the executive board of directors that make strategic decision.

(t) Share-based payments

The Group operates a number of equity-settled, share based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. In determining the fair value of the options granted:

•	market performance conditions are taken into considerations;

•	the impact of any service and non-market vesting conditions (for example, profitability, sales growth targets and remaining employee of the entity over a specified time period) is excluded; and

•	excluding the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any transaction costs that are directly attributable to the issue.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to retained profits.

(u) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency”). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

Transaction and balances

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are translated and recorded in the respective entity’s functional currency at the rates of exchanges prevailing on the dates of the transactions. At each statements of financial position date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the statements of financial position date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company’s net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the statements of financial position date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in the consolidated income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the statements of financial position date. Exchange differences so arising are recognized in the translation reserve.

(v) Taxation

Income tax expense comprises current and deferred income tax.

Current income tax is calculated based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are not

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

taxable or deductible. Current income tax payable is calculated using tax rates that have been enacted or substantively enacted by the statements of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each statements of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statements of financial position date. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(w) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognized as expense and revenue on the straight-line basis over the lease terms.

(x) Retirement benefits scheme

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

In accordance with the rules and regulations in the PRC, the PRC based employees of the Group participate in various defined contribution retirement benefit plans organized by the relevant municipal and provincial governments in the PRC under which the Group and the PRC based employees are required to make monthly contributions to these plans calculated as a percentage of the employees’ salaries.

The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired PRC based employees payable under the plans described above. Other than the monthly contributions, the Group has no further obligation for the payment of retirement and other post retirement benefits of its employees. The assets of these plans are held separately from those of the Group in independently administrated funds managed by the PRC government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (“MPF Scheme”), which is a defined contribution retirement scheme for all employees in Hong Kong. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred.

(y) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

(z) Government grants

Government grants are recognized as income over the periods necessary to match with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other operating income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expenses. Grants related to assets are presented as a deduction from the cost of the relevant asset.

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following new or revised IFRS, which are relevant to its operations:

Effective for accounting periods beginning on or after
IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009
IAS 23 (Revised)	Borrowing Costs	January 1, 2009
IFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations	January 1, 2009
IFRS 7 (Amendment)	Financial Instruments: Disclosures	January 1, 2009
IFRS 8	Operating Segments	January 1, 2009
IFRSs (Amendments)	Improvements to IFRSs*	January 1, 2009

*	The Group adopted the amendments of IFRS published by the IASB in October 2008, which are relevant to its operations, except for the amendments to IFRS 5 which will be applied from January 1, 2010.

(1)	IAS 1 (Revised) prohibits the presentation of items of income and expenses, which are “non-owner changes in equity”, in the statement of changes in equity. These items have to be presented separately from owner changes in equity and shown in a statement of comprehensive income. As a result, the Group presents in the consolidated statement of changes in equity all owners changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been represented so that it also is in conformity with the revised standard.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	IAS 23 (Revised) requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediate recognition as expense of these borrowing costs is eliminated. The revised standard does not have a material impact on the Group’s consolidated financial statements.

(3)	IFRS 2 (Amendment) clarifies the definition of “vesting conditions” and specifies the accounting treatment of “cancellations” by the counterparty to a share-based payment arrangement. Vesting conditions consist of service conditions (which require a counterparty to complete a specific period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All “non-vesting conditions” and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognized over the remainder of the vesting period is recognized immediately. The amendment does not have a material impact on the Group’s consolidated financial statements.

(4)	IFRS 7 (Amendment) requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy.

(5)	IFRS 8 requires a “management approach” under which segment information is presented on the same basis that is used for internal reporting purposes. The adoption of this has resulted in a number of changes and additional disclosures to the presentation of segmental information in the consolidated financial statements.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2009 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after

IAS 24 (Revised)	Related party disclosures	January 1, 2011
IAS 27 (Revised)	Consolidated and separate financial Statements	July 1, 2009
IAS 32 (Amendments)	Classification of rights issues	February 1, 2010
IAS 39 (Amendments)	Financial instruments: Recognition and measurement – eligible hedged items	July 1, 2009
IFRS 2 (Amendment)	Group cash-settled share-based payment transactions	January 1, 2010
IFRS 3 (Revised)	Business combinations	July 1, 2009
IFRS 9	Financial instruments	January 1, 2013
IFRIC- Int 17	Distributions of non-cash assets to owners	July 1, 2009

In April 2009 and May 2010, the IASB published Improvements to IFRS which sets out amendments to a number of IFRS which are effective for annual periods beginning on or after July 1, 2009, January 1, 2010, July 1, 2010 or January 1, 2011.

The Group has already commenced an assessment of the related impact of adopting the above new or revised standards, interpretations and amendments to standards, but it is not yet in a position to state whether they will have a significant impact on its results of operations and financial position. The Group plans to adopt these new or revised standards, interpretation and amendments to standards when they become effective.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Critical Accounting Estimates and Judgment

In the application of the Group’s accounting policies, which are described in note 2, the directors of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Estimated useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to market conditions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgment. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portions that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for these portions separately. If the portions could not be sold separately, the property is an investment property.

Judgment is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

Classification between investment properties and properties held for sale

The Group develops properties held for sale and properties held to earn rentals and/or for capital appreciation. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for as investment properties under construction if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at the lower of cost and net realizable value, while the properties

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at the end of each reporting period.

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group were stated at fair value in accordance with the Group’s accounting policies stated in note 2(h) and 2(g) respectively. The fair value of the leasehold land and buildings, and the investment properties are determined by management based in part on valuation by independent professional valuers, and the fair values of the leasehold land and buildings and investment properties are set out in notes 18 and 15 to the consolidated financial statements respectively. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from actual results.

In making the judgment, reasonable consideration has been given to the underlying assumptions based on market conditions existing at the statements of financial position date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitors’ actions in response to severe industry cycles. Management reassesses these estimations at the statements of financial position date to ensure inventories are shown at the lower of cost and net realizable value.

Recoverability of completed properties held for sale and properties under development

Management performs a regular review on the carrying amounts of completed properties held for sale and properties under development. Based on management’s review, write-down of completed properties held for sale and properties under development will be made when the estimated net realizable value has declined below the carrying amount. In determining the net realizable value of completed properties held for sale and properties under development, management refers to the latest economic measures introduced by the local government, recent global and local economic developments, recent sales transactions of the Group and other similar properties in the surrounding areas, marketability of the Group’s existing properties, market survey reports available from independent property valuers, internally available information and management’s expectation on future sales.

Impairment of long-lived assets

The Group conducts impairment reviews of assets when events of changes in circumstances indicate that their carrying amounts may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is lower than the greater of its net selling price or the value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and the discount rate.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

PRC land appreciation taxes

The Group is subject to land appreciation taxes in the PRC. The provision of land appreciation taxes is based on management’s best estimates according to the understanding of the requirements set forth in the relevant PRC tax laws and regulations. The actual land appreciation tax liabilities are subject to the determination by the tax authorities upon the completion of the property development projects. The Group has not finalized its land appreciation tax calculations and payments with the tax authorities for certain property development projects. The final outcome might be different from the amounts that were initially recorded, and any differences will impact the land appreciation tax expenses and the related provision in the period in which the differences realize. Further details are set out in note 13 to the consolidated financial statements.

Recognition and allocation of construction cost on properties under development

Development costs of properties are recorded as properties under development during construction stage and will be transferred to completed properties held for sale upon completion. Apportionment of these costs will be recognized in the consolidated income statements upon the recognition of the sale of the properties. Before the final settlement of the development costs and other costs relating to the sale of the properties, these costs are accrued by the Group based on management’s best estimate.

When developing properties, the Group may divide the development projects into phases. Specific costs directly related to the development of a phase are recorded as the cost of such phase. Costs that are common to phases are allocated to individual phases based on the estimated saleable area of the entire project. Where the final settlement of costs and the related cost allocation is different from the initial estimates, any increase or decrease in the development costs and other costs would affect the profit or loss in future years. Further details are set out in note 17 to the consolidated financial statements.

Recognition of construction contract

Profit on individual contracts is taken only when their outcome can be foreseen with reasonable certainty based on the lower of the percentage margin earned to date and that prudently forecast at completion, taking into account agreed variations in contract work and incentive payment claims. Full provision is made for all known or expected losses on individual contracts taking into account anticipated future claims income, immediately when such losses are foreseen.

Promotional sale of certain properties

As discussed in note 2(r), the Group conducted a promotional sale of certain properties during the year. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge. Of the explicitly agreed transaction price, the Group received a down-payment of 24% in cash amounting to HK$18,459,000 upon transfer of title to the properties with the remainder HK$71,167,000 being receivable in future. As all the revenue recognition criteria had been met, the Group recorded this as a revenue transaction. Having considered a number of factors such as the overall

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received.

Note 5—Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the bank borrowings and equity balances.

The capital structure of the Group consists of net debt and equity attributable to equity holders of the Company, comprising issued share capital, share premium, retained earnings and other reserves.

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations and the risks associated with issued share capital and will balance its overall capital structure through the drawn down of bank borrowings, the repayment of existing bank borrowings or the adjustment of dividends paid to equity holders.

The management of the Group monitors its capital structure on the basis of the net debt. Net debt is set out as follows:

	2010 HK$’000	2009 HK$’000
Bank borrowings	606,691	305,312
Restricted and pledged bank deposit	(179,752)	(102,410)
Cash and cash equivalents	(746,669)	(503,912)

Net debt	(319,730)	(301,010)

Note 6—Financial Risk Management

The Group’s major financial instruments include financial assets at fair value through profit or loss, trade and other receivables, cash and cash equivalents, trade and other payables, bank borrowings and amounts due to associates. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk, interest rate risk and price risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

The Group’s foreign currency assets, liabilities and transactions are principally denominated in Chinese Renminbi (“RMB”) and United States Dollars (“US$”). These currencies are not the functional currencies of the Group entities to which these balances relate. The Group is exposed to foreign currency risk arising from the movements in the exchange rates of these different currencies against the functional currency of the Group

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entities. The Group manages its foreign exchange risks by performing regular reviews and arranges hedges against foreign exchange exposures when considered necessary. Most of the Group’s business transactions are denominated in Hong Kong dollars (“HK$”), US$ and RMB.

The Group considers there is no significant exposure to foreign exchange fluctuations between US$ and HK$ as long as the Hong Kong dollars remain pegged with US dollars. However, the Group is exposed to the fluctuation on exchange rates of RMB.

At March 31, 2010, if HK$ had weakened/strengthened by 1% (2009: 2%) against RMB with all other variables held constant, post-tax profit for the year would have been HK$3,153,000 (2009: HK$5,671,000) lower/higher, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated receivables, payables and bank borrowings.

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$550,191,000 (2009: HK$305,312,000) and fixed-rate bank borrowings of HK$56,500,000 (2009: Nil) which were dominated in RMB. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate so as to minimize the fair value interest rate risk.

The tenure of the fixed-rate bank borrowings was short term, i.e. one year. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of bank borrowing was detailed in note 6(c).

At March 31, 2010, if interest rates had been 0.25% higher/lower with all other variables held constant, interest payment on floating rate borrowing would have been approximately HK$1,375,000 (2009: HK$763,000) higher/lower. Post-tax profit for the year would have been approximately HK$101,000 (2009: Nil) lower/higher mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Majority of the interest expenses would be capitalized as a result of such interest expenses directly attributable to the property construction. The management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

(iii) Price risk

The Group’s financial assets at fair value through profit or loss represent investments in listed equity securities and are measured at fair value at each statements of financial position date. Therefore, the Group is exposed to equity securities price risk. The management manages this exposure by maintaining a diversified portfolio of investments with different characteristic.

If the price of the respective equity instruments had been 10% higher/lower, profit for the year ended March 31, 2010 would have increased/decreased by approximately HK$4,108,000 (2009: HK$1,555,000).

(b) Credit risk

Credit risk mainly arises from trade and other receivables, financial assets at fair value through profit or loss, pledged bank deposits and cash and cash equivalents.

In respect of pledged bank deposits and cash and cash equivalents, the Group will place cash in banks and financial institutions with high credit ratings assigned by international credit-rating agencies.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Most of the Group’s customers do not have independent rating. Before accepting certain new customers, where available at reasonable cost, the Group obtains credit reports from commercial information provider to assess the potential customer’s credit and defines credit limits by customer. Credit limits of customers are reviewed periodically. In order to minimize the credit risk, the management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts.

For certain trade receivables in connection with sales of properties, the Group has the right to repossess the properties when the repayments of trade receivables in respect of properties sales are in default. The arrangement has mitigated the credit risk for the customers which cannot be assessed through our past experience and other factors to prove their credit standing.

(c) Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

As at March 31, 2010 and 2009, the Group’s financial liabilities which have contractual maturities are summarized below:

	2010			2009
	Current Within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000	Current Within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000
Trade and other payables	432,005	—	—	345,806	—	—
Bank borrowings	249,054	164,679	192,958	118,703	158,306	28,303
Interest obligations	28,050	15,288	9,412	15,847	7,810	573
Amount due to an associate	1,530	—	—	—	—	—
Loan from minority equity holders	—	—	—	—	—	200,000

	710,639	179,967	202,370	480,356	166,116	228,876

(d) Fair value estimation

The Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value. This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The financial assets at fair value through profit or loss are equity securities that are traded in an active market. Closing stock price is readily available from active market and is used as being representative of fair value. The Group classifies these financial assets at fair value through profit or loss of HK$49,194,000 (2009: HK$18,619,000) as level 1 input for the purpose of measuring fair value.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Revenue

Revenue represents (i) the amounts received and receivable from customers in respect of goods sold, less returns and allowances, (ii) the proceeds from the sale of properties during the year and (iii) the amounts received and receivable in respect of leasing and property management fees of investment properties.

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Sales of pearls and jewelry	261,539	316,703	405,444
Sales of properties
—Property development and investment	51,720	16,435	228,247
—Agricultural logistics	336,696	1,044	—
Rental and property management income
—Property development and investment	26,120	26,596	6,802
—Agricultural logistics	963	—	—

	677,038	360,778	640,493

Note 8—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive board of directors that are used to make strategic decision.

The Group has three reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segment are as follows:

Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products.

Property development and investment—Development, sales and leasing of properties, including industrial complex in Shenzhen, the PRC, a market center with various supporting facilities in Zhuji, the PRC and commercial properties in Hong Kong.

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2010

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Agricultural logistics HK$’000	Total HK$’000
Profit and loss items
Segment revenue	261,539	78,679	337,659	677,877
Inter-segment revenue	—	(839)	—	(839)

Revenue from external customers	261,539	77,840	337,659	677,038

Segment operating profit/(loss)	32,249	(68,885)	273,520	236,884
Finance income	1,023	792	362	2,177
Finance costs	(1,620)	—		(1,620)
Share of results of an associate	—	48	—	48

Segment profit/(loss) before income tax	31,652	(68,045)	273,882	237,489
Income tax (expenses)/income	(2,597)	17,183	(87,379)	(72,793)

Segment profit/(loss) after taxation	29,055	(50,862)	186,503	164,696

Other information:
Depreciation	(6,955)	(747)	(796)	(8,498)
Amortization	—	(1,156)	(854)	(2,010)
(Decrease)/increase in fair values of investment properties and investment properties under construction	—	(3,991)	155,631	151,640
Gain on disposals of investment properties	—	10,799	—	10,799
Decrease in fair value of leasehold land and buildings	—	(144)	—	(144)
Gain/(loss) on disposals of property, plant and equipment	—	5	(7)	(2)
Impairment loss on properties under development	—	(591)	—	(591)
Provision for impairment of trade and other receivables	(4,964)	(5,675)	—	(10,639)
Reversal of provision for inventory obsolescence	2,370	—	—	2,370

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2009

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Agricultural logistics HK$’000	Total ‘K$’000
Profit and loss items
Segment revenue	316,703	43,881	1,044	361,628
Inter-segment revenue	—	(850)	—	(850)

Revenue from external customers	316,703	43,031	1,044	360,778

Segment operating profit/(loss)	16,517	(203,900)	110,012	(77,371)
Finance income	6,881	2,426	1,565	10,872
Share of results of an associate	—	(53)	—	(53)

Segment profit/(loss) before income tax	23,398	(201,527)	111,577	(66,552)
Income tax credits/(expenses)	1,019	50,531	(26,723)	24,827

Segment profit/(loss) after taxation	24,417	(150,996)	84,854	(41,725)

Other information:
Depreciation	(8,685)	(1,128)	(601)	(10,414)
Amortization	—	(743)	(785)	(1,528)
(Decrease)/increase in fair value of investment properties and investment properties under construction	—	(184,572)	6,556	(178,016)
Loss on disposals of investment properties	—	(2,337)	—	(2,337)
Increase in fair value of leasehold land and buildings	—	240		240
(Loss)/gain on disposals of property, plant and equipment	(1,055)	2,592	—	1,537
Provision for impairment of trade and other receivables	(6,733)	(20,745)	—	(27,478)
Gain on disposals of a property development project	—	—	132,537	132,537
Provision for inventory obsolescence	(5,708)	—	—	(5,708)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2008

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Agricultural logistics HK$’000	Consolidated HK$’000
Profit and loss items
Segment revenue	405,444	235,824	—	641,268
Inter-segment revenue	—	(775)	—	(775)

Revenue from external customers	405,444	235,049	—	640,493

Segment operating profit	55,173	525,437	3,466	584,076
Finance income	15,570	1,632	1,154	18,356
Share of results of associated companies	—	(7)	—	(7)

Segment profit before income tax	70,743	527,062	4,620	602,425
Income tax expenses	(7,302)	(179,937)	(5,848)	(193,087)

Segment profit/(loss) after taxation	63,441	347,125	(1,228)	409,338

Other information:
Depreciation	(7,268)	(2,206)	(225)	(9,699)
Amortization	—	(764)	(78)	(842)
Increase in fair value of investment properties and investment properties under construction	—	456,515	23,392	479,907
Gain on disposal of investment properties	—	5,600	—	5,600
Increase in fair value of leasehold land and buildings	—	77	—	77
Gain on disposal of property, plant and equipment	30	—	—	30
Reversal of impairment of trade and other receivables	5,303	—	—	5,303
Impairment loss on goodwill	—	(47,295)	—	(47,295)
Provision for inventory obsolescence	(19,386)	—	—	(19,386)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2010

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Agricultural logistics HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	533,414	1,412,915	1,378,464	3,324,793
Total segment assets include:
Investment in an associate	—	100	—	100
Additions to non-current assets (other than deferred income tax assets)	5,128	21,504	236,563	263,195
Total segment liabilities	90,729	731,900	779,460	1,602,089

The segment assets and liabilities at March 31, 2009

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Agricultural logistics HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	468,640	1,427,998	714,206	2,610,844
Total segment assets include:
Investment in an associate	—	52	—	52
Additions to non-current assets (other than deferred income tax assets)	8,357	60,314	83,665	152,336
Total segment liabilities	34,582	767,275	612,152	1,414,009

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the reportable segments’ profit/(loss) before income tax to the Group’s profit/(loss) before income tax is as follows:

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Total profit/(loss) before income tax for reportable segments	237,489	(66,552)	602,425
Gain/(loss) on disposals of financial assets at fair value through profit or loss	8,861	(3,470)	685
Net unrealized (loss)/gain on financial assets at fair value through profit or loss	(2,695)	(5,342)	613
Share-based payment as share options granted to directors and employees by a subsidiary	(5,411)	—	(1,290)
Dividend income	653	645	251
Corporate finance income	46	736	669
Corporate expenses	(24,538)	(14,418)	(9,283)

Profit/(loss) before income tax of the Group	214,405	(88,401)	594,070

A reconciliation of the reportable segments’ assets to the Group’s total assets is as follows:

	2010 HK$’000	2009 HK$’000
Total for reportable segments	3,324,793	2,610,844
Unallocated:
Corporate assets	63,933	174,809
Current income tax assets	125	458
Financial assets at fair value through profit or loss	49,194	18,619

Total assets for the Group	3,438,045	2,804,730

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	2010 HK$’000	2009 HK$’000
Total for reportable segments	1,602,089	1,414,009
Unallocated:
Corporate liabilities	10,984	5,665
Current income tax liabilities	827	—
Deferred income tax liabilities	—	1,400

Total liabilities for the Group	1,613,900	1,421,074

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are HK$13,995,000 (2009: HK$15,966,000 and 2008: HK$27,433,000) and HK$663,043,000 (2009: HK$344,812,000 and 2008: HK$613,060,000) respectively.

The total of non-current assets other than deferred income tax assets located in Hong Kong and places other than Hong Kong are HK$125,260,000 (2009: HK$105,658,000) and HK$1,314,639,000 (2009: HK$1,088,852,000) respectively.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of major component of the total of revenue from external customers by geographical analysis which is based on the location of the customers is disclosed as follows:-

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Hong Kong	13,995	15,966	27,433
North America	47,082	69,945	104,185
Europe	156,922	152,957	168,616
PRC (excluding Hong Kong)	414,004	44,074	249,650
Other Asian countries	33,949	52,194	63,729
Others	11,086	25,642	26,880

	677,038	360,778	640,493

Note 9—Other Income, net

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Dividend income from financial assets at fair value through profit or loss	653	645	251
Government grants	36,553	1,590	—
Contract (loss)/income, net	(817)	1,248	660
Others	1,206	1,128	1,245

	37,595	4,611	2,156

Note 10—Other gain/(losses) , net

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Exchange loss	(1,183)	(465)	(2,921)
Gain/(loss) on disposals of financial assets at fair value through profit or loss	8,861	(3,470)	685
Gain on disposals of a property development project (Note 35)	—	132,537	—
Gain/(loss) on disposals of investment properties	10,799	(2,337)	5,600
(Loss)/gain on disposals of property, plant and equipment	(2)	1,537	30
Impairment loss on properties under development	(591)	—	—
Net unrealized (loss)/gain on financial assets at fair value through profit or loss	(2,695)	(5,342)	613
(Decrease)/increase in fair values of leasehold land and buildings	(144)	240	77
Impairment loss on goodwill (Note 38)	—	—	(47,295)

	15,045	122,700	(43,211)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Expenses by Nature

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Costs of inventories and completed properties for sale	450,796	187,274	319,471
Cost of services provided	653	—	—
(Reversal of)/provision for inventory obsolescence	(2,370)	5,708	19,386
Employee benefit expenses (including directors’ emoluments) (Note 12)	84,954	81,502	66,648
Auditors’ remuneration
—Provision for current year	4,700	2,420	2,270
—Under provision in prior year	59	79	206
Depreciation of property, plant and equipment (Note 18)	8,498	10,414	9,699
Amortization of prepaid lease payments and land use rights (Note 19)	2,010	1,528	842
Provision for/(reversal of) impairment of trade and other receivables	10,639	27,478	(5,303)
Operating lease rental on rented premises	17,570	14,012	8,581
Operating lease rental on motor vehicle	—	—	209
Selling and delivery expenses	24,102	31,933	30,644
Land use tax	17,600	6,436	—
Others	48,353	41,245	51,640

Total cost of sales, selling and distribution expenses and administrative expenses	667,564	410,029	504,293

Note 12—Employee Benefit Expenses (including directors’ emoluments)

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Salaries, wages and other benefits	76,651	78,702	63,664
Pension costs—defined contribution plans and social security costs	2,892	2,800	1,694
Share options granted to directors and employees	5,411	—	1,290

	84,954	81,502	66,648

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Income Tax

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Current income tax:
Hong Kong profits tax	1,894	1,720	1,515
PRC enterprise income tax	37,256	19,746	14,874
Land appreciation tax	22,202	3,271	53,257

	61,352	24,737	69,646

Over provision in prior years:
Hong Kong profits tax	(426)	—	1,153
Land appreciation tax	(526)	—	—
Other	579	—	(2,700)

	(373)	—	(1,547)

Deferred income tax:
Charge/(credit) for current year	11,156	(50,370)	122,881
Attributable to change in tax rate	442	857	890

	11,598	(49,513)	123,771

	72,577	(24,776)	191,870

Hong Kong profits tax has been provided at a rate of 16.5% (2009: 16.5% and 2008: 17.5%) of the estimated assessable profit for the year.

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

PRC land appreciation tax is levied and provided for in the consolidated financial statements at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax charge/(credit) for the year can be reconciled to the profit/(loss) before income tax as follows:

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Profit/(loss) before income tax	214,405	(88,401)	594,070

Tax at the domestic income tax rate of 16.5% (2009: 16.5% and 2008:17.5%)	35,376	(14,586)	103,962
Effect of different tax rates of subsidiaries operating in other jurisdictions	15,480	(7,574)	38,060
Tax effect of:
Land appreciation tax	(5,419)	(544)	(9,320)
Changes in tax rate	442	857	890
Expenses that are not deductible for tax purpose	5,248	3,110	6,143
Income not subject to tax	(1,668)	(3,826)	(4,733)
Utilization of tax loss not previously recognized	(177)	(2,430)	(561)
Temporary difference not recognized	359	(5,367)	—
Recognition of temporary difference not previously recognized	(620)	418	3,248
Tax loss for which no deferred income tax was recognized	1,942	2,352	2,403
Under/(over) provision in prior years	153	—	(1,547)
Others	(215)	(457)	68

	50,901	(28,047)	138,613
Land appreciation tax	21,676	3,271	53,257

Income tax charge/(credit) for the year	72,577	(24,776)	191,870

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Earnings Per Share (“EPS”)

	March 31, 2010			March 31, 2009			March 31, 2008
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings per share:
Net profit attributable to ordinary shares	171,253	63,834	2.68	43,829	63,826	0.69	93,959	63,826	1.47
Net profit attributable to preferred shares	268	58	4.62	—	—	—	—	—	—

Net profit attributable to equity holders	171,521			43,829			93,959
Effect of dilutive share options of a subsidiary granted by a subsidiary	(85)	—		—	—		(3,425)	—

Diluted earnings per share:
Net profit attributable to ordinary shares, including assumed exercise	171,168	63,834	2.68	43,829	63,826	0.69	90,534	63,826	1.42
Net profit attributable to preferred shares, including assumed exercise	268	58	4.62	—	—	—	—	—	—

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders deducting the profit shared by preferred shares, and on the weighted average number of shares in issue during the year.

In the calculation of diluted earnings per share attributable to ordinary shares, the Company’s net profit is reduced by the difference between the basic and diluted earnings per share attributable to the subsidiary multiplied by the Company’s holding in the subsidiary’s shares.

Note 15—Investment Properties

	2010 HK$’000	2009 HK$’000
At fair value
At beginning of the year	845,384	952,867
Exchange difference	176	19,667
Disposals during the year	(12,807)	(16,300)
Transferred from investment properties under construction	172,730	—
Transferred (to)/ from completed properties held for sales	(132,135)	2,013
Transferred from property, plant and equipment	—	68,776
Decrease in fair values	(7,019)	(181,639)

At end of the year	866,329	845,384

The Group’s investment properties at March 31, 2010 and March 31,2009 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HK$866,329,000 (2009: HK$845,384,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The decrease in fair value amounted to HK$7,019,000 of the investment properties has been charged to the consolidated income statement (2009: HK$181,639,000 decrease).

Majority of the Group’s investment properties are rented or intended to be rented out under operating leases.

The carrying value of investment properties shown above comprises:

	2010 HK$’000	2009 HK$’000
Land and buildings situated in Hong Kong and held under leases of over 50 years	3,000	2,400
Land and buildings situated in Hong Kong and held under leases of between 10 and 50 years	82,300	62,640
Land and buildings situated in the PRC and held under leases of between 10 and 50 years	781,029	780,344

	866,329	845,384

Note 16—Investment Properties under Construction

	2010 HK$’000	2009 HK$’000
At fair value
At beginning of the year	247,319	151,183
Exchange difference	341	1,287
Additions	79,288	74,500
Interest capitalized	7,064	16,726
Transferred from prepaid land lease payments and land use rights	1,428	—
Transferred to property under development	(28,349)	—
Transferred to investment properties	(172,730)	—
Increase in fair values	158,659	3,623

At end of the year	293,020	247,319

The Group’s investment properties under construction at March 31, 2010 and March 31, 2009 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis. The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income.

All the Group’s investment properties under construction are located in the PRC and were held under leases of between 10 and 50 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Properties under Development

	2010 HK$’000	2009 HK$’000
At beginning of the year	88,394	384,564
Exchange difference	451	8,513
Additions	358,096	564,630
Interest capitalized	26,630	1,808
Disposals of a property development project (Note 35)	—	(656,846)
Transferred from prepaid land lease payments and land use rights	12,355	—
Transferred from investment properties under construction	28,349	—
Transferred to completed properties held for sale	(198,386)	(214,275)
Transferred to property, plant and equipment	(57,252)	—
Provision for impairment losses	(591)	—

At end of the year	258,046	88,394

All the Group’s properties under development are located in the PRC and were held under leases of between 10 and 50 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2008	106,142	19,463	23,422	16,366	10,045	—	175,438
Exchange difference	17	165	192	98	149	—	621
Additions	—	4,176	2,479	1,705	1,119	—	9,479
Disposals	(750)	(9,335)	(380)	(8,332)	(626)	—	(19,423)
Transferred to investment properties	(68,776)	—	—	—	—	—	(68,776)
Revaluation decrease	(12,623)	—	—	—	—	—	(12,623)

At March 31, 2009	24,010	14,469	25,713	9,837	10,687	—	84,716
Exchange difference	98	—	8	7	14	8	135
Additions	—	1,935	2,753	1,431	1,368	9,332	16,819
Disposals	—	—	—	(34)	—	—	(34)
Transferred from properties under development	57,252	—	—	—	—	—	57,252
Reclassification upon completion	—	—	4,830	—	—	(4,830)	—
Revaluation increase	5,196	—	—	—	—	—	5,196

At March 31, 2010	86,556	16,404	33,304	11,241	12,069	4,510	164,084

Comprising:
At cost—April 1, 2008	—	19,463	23,422	16,366	10,045	—	69,296
At valuation—April 1, 2008	106,142	—	—	—	—	—	106,142

	106,142	19,463	23,422	16,366	10,045	—	175,438

At cost—March 31, 2009	—	14,469	25,713	9,837	10,687	—	60,706
At valuation—March 31, 2009	24,010	—	—	—	—	—	24,010

	24,010	14,469	25,713	9,837	10,687	—	84,716

At cost—March 31, 2010	—	16,404	33,304	11,241	12,069	4,510	77,528
At valuation—March 31, 2010	86,556	—	—	—	—	—	86,556

	86,556	16,404	33,304	11,241	12,069	4,510	164,084

Accumulated depreciation
At April 1, 2008	—	15,119	18,096	13,231	2,933	—	49,379
Exchange difference	8	102	166	42	31	—	349
Depreciation charged for the year	2,928	1,602	2,490	1,390	2,004	—	10,414
Eliminated on disposals	(11)	(8,291)	(380)	(8,086)	(457)	—	(17,225)
Eliminated on revaluation	(2,925)	—	—	—	—	—	(2,925)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
At March 31, 2009	—	8,532	20,372	6,577	4,511	—	39,992
Exchange difference	—	—	—	2	3	—	5
Depreciation charged for the year	861	2,221	2,303	1,254	1,859	—	8,498
Eliminated on disposals	—	—	—	(27)	—	—	(27)
Eliminated on revaluation	(861)	—	—	—	—	—	(861)

At March 31, 2010	—	10,753	22,675	7,806	6,373	—	47,607
Net book value
At April 1, 2008	106,142	4,344	5,326	3,135	7,112	—	126,059

At March 31, 2009	24,010	5,937	5,341	3,260	6,176	—	44,724

At March 31, 2010	86,556	5,651	10,629	3,435	5,696	4,510	116,477

The net book value of leasehold land and buildings shown above comprises:

	March 31, 2010 HK$’000	March 31, 2009 HK$’000
Land and buildings situated in Hong Kong and held under leases of between 10 and 50 years	3,520	3,760
Land and building situated in the PRC and held under lease of between 10 and 50 years	83,036	20,250

	86,556	24,010

The Group’s leasehold land and buildings at March 31, 2010 were determined by management in part on valuation by independent firms of professional property valuers, on market value basis, at HK$29,320,000 (March 31,2009: HK$24,010,000). The valuations were arrived at by reference to comparable market transactions. The revaluation increase arising from revaluation of the leasehold land and buildings amounted to HK$6,057,000 of which HK$6,201,000 has been credited to the other property revaluation reserve and HK$144,000 has been charged to the consolidated income statement (2009: Revaluation decrease amounted to HK$9,698,000 of which HK$9,938,000 has been charged to the property revaluation reserve and HK$240,000 has been credited to the consolidated income statement).

Certain properties regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and were valued on the basis of depreciated replacement cost (DRC) at HK$57,236,000 (2009: Nil) as there were no comparable market transaction for such properties. Such valuation using DRC has no gain or loss charged to the equity or consolidated income statement for the year.

If the leasehold land and buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$82,057,000 (March 31, 2009: HK$25,917,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Prepaid Lease Payments and Land Use Rights

	2010 HK$’000	2009 HK$’000
Prepaid land lease payment and land use rights (a)	43,089	58,368
Other prepaid lease payments (b)	8,399	—

	51,488	58,368

Note:

(a)	The cost is amortized over the lease period. Amortization expense has been charged to administrative expenses.
(b)	The amount is amortized over the lease period of 5 years. Amortization expense has been charged to cost of sales. This amount is related to promotional sales of certain properties during fiscal 2010 wherein the Group sold such properties at special rates to selected purchasers. These promotional sales are further discussed in note 2(r) to these consolidated financial statements.

	2010 HK$’000	2009 HK$’000
At beginning of the year	58,368	41,280
Exchange difference	72	229
Amortization	(2,010)	(1,528)
Disposals	—	(1,984)
Additions	8,841	205,670
Government grants received	—	(185,299)
Transferred to investment properties under construction	(1,428)	—
Transferred to properties under development	(12,355)	—

At end of the year	51,488	58,368

	2010 HK$’000	2009 HK$’000
Represented by:
Amount included under current assets	2,904	1,337
Amount included under non-current assets	48,584	57,031

	51,488	58,368

	2010 HK$’000	2009 HK$’000
The net book value of prepaid land lease payments and land use rights are analyzed as follows:
Situated in Hong Kong held under lease of between 10 and 50 years	26,831	27,538
Situated in the PRC held under lease of between 10 and 50 years	16,258	30,830

	43,089	58,368

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Construction Contract

	2010 HK$’000	2009 HK$’000
Contract costs incurred plus attributable profits, less foreseeable losses	50,557	14,763
Less: progress payments billed, received and receivable	—	—

	50,557	14,763

At March 31, 2010 and March 31, 2009, no retention was held by the customer for the contract works.

At March 31, 2010 and March 31, 2009, advances received from the customer for the contract works included in receipt in advance amounted to HK$14,537,000 and HK$14,491,000, respectively. The advances received from the customer can be applied upon the issuance of progress billings.

Note 21—Interest in An Associate

	2010 HK$’000	2009 HK$’000
Non-current assets:
Unlisted shares, at cost	112	112
Share of losses of an associate	(12)	(60)

Share of net assets	100	52

Current liabilities
Amount due to an associate (Note)	1,530	—

Note: The amount due to an associate is interest free, unsecured and repayable on demand.

Unaudited financial information of the associate for the years ended March 31, 2010 and March 31, 2009 was summarized as follows:

	2010 HK$’000	2009 HK$’000
Assets	2,205	1,440
Liabilities	(1,705)	(1,178)

Equity	500	262

	2010 HK$’000	2009 HK$’000
Turnover	1,715	86

Net gain/ (loss)	238	(266)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2010, the Group’s investment in an associate is as follows:

Name of Company	Place of incorporation/ establishment and operation	Class of shares held	Proportion of ownership interest %	Principal activities
Zhuji Pan-Asia Property Management Enterprise Limited *	People’s Republic of China	Registered capital of RMB 500,000	20%	Inactive

*	for identification purpose only

Note 22—Deferred Income Tax

The followings are the major deferred tax liabilities /(assets) recognized by the Group and movements thereon during the current year and prior year.

	Revaluation of properties HK$’000	Accelerated tax depreciation HK$’000	Tax losses HK$’000	Unrealized profit in inventories HK$’000	Unrecognized revenue (Note) HK$’000	Others HK$’000	Total HK$’000
At April 1, 2008	156,172	126	(588)	(1,081)	—	3,983	158,612
Net (credit)/ charge to the consolidated income statement for the year	(45,334)	(1,035)	281	(291)	—	(3,134)	(49,513)
Net charge to equity for the year	1,388	—	—	—	—	—	1,388
Exchange difference	724	—	—	—	—	—	724

At March 31, 2009	112,950	(909)	(307)	(1,372)	—	849	111,211
Net charge/(credit) to the consolidated income statement for the year	29,968	(147)	88	(881)	(15,582)	(1,848)	11,598
Net charge to equity for the year	1,440	—	—	—	—	—	1,440
Exchange difference	117	—	—	—	—	—	117

At March 31, 2010	144,475	(1,056)	(219)	(2,253)	(15,582)	(999)	124,366

Note:

As explained in note 2(r), during the year ended March 31, 2010, the Group transferred the title of certain properties to customers upon receipt of partial payments. Revenue was recognized up to the amounts received or of which such receivable is reasonably asserted. Enterprise income tax has been provided for based on the full contractual amount of the related sales transactions and in accordance with relevant rules and regulations even though a part of the sales considerations has not been recorded as revenue. As such, a deferred income tax asset was arisen from the provision for such enterprise income tax.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of statements of financial position presentation, certain deferred tax assets and liabilities have been offset in accordance with conditions set out in IAS 12. The following is the analysis of the deferred income tax for financial reporting purposes:

	2010 HK$’000	2009 HK$’000
Deferred tax liabilities	125,655	111,211
Deferred tax assets	(1,289)	—

	124,366	111,211

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of HK$5,269,000 (March 31, 2009: HK$3,504,000) in respect of losses amounting to HK$29,352,000 (March 31, 2009: HK$20,837,000) that can be carried forward against future taxable income. Losses amounting to HK$5,011,000 (March 31, 2009: HK$772,000) expire by 2015.

At March 31, 2009, the Group did not recognize deferred income tax assets of HK$3,141,000 for unrealized profit in inventories of HK$19,037,000 as it was not probable that taxable profit would be available against the deductible temporary differences that can be utilized. At March 31, 2010, all such taxable temporary difference has been recognized.

At March 31, 2010, deferred income tax liabilities of HK$7,970,000 (March 31, 2009: HK$3,430,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$159,394,000 as of March 31, 2010 (March 31, 2009: HK$68,607,000).

Note 23—Inventories

	2010 HK$’000	2009 HK$’000
Raw materials	16,706	12,610
Work in progress	18,313	3,306
Finished goods	16,627	26,026

	51,646	41,942

During the year, the Group reversed provision for inventory obsolescence of HK$2,370,000 (2009: Provision for impairment of inventories of HK$5,708,000). Such provision and reversal have been included in cost of sales in the consolidated income statement.

Note 24—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and were held under medium-term land use rights. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 25—Trade and Other Receivables

	2010 HK$’000	2009 HK$’000
Trade receivables	152,753	142,958
Less: provision for impairment of trade receivables	(54,709)	(44,196)

Trade receivables—net	98,044	98,762
Receivables from sale of financial assets contracts (a)	—	39,608
Receivable from disposal of a property development project (b) (Note 35)	—	115,065
Deposit for acquisition of land use right (c)	51,436	51,436
Prepaid expenses	13,360	18,800
Receivables from sale proceeds of investment properties	4,328	—
China tax receivable	4,710	1,351
Deposits and other receivables	57,930	22,858

	229,808	347,880

Notes:

(a)	The full amount of receivable was received immediately after the year ended March 31, 2009.
(b)	The full amount of that receivable was transferred to deposits for acquisition of land use rights under non-current assets in the year ended March 31, 2010.
(c)	The amount represented deposit paid for acquisition of land use right as was intended to develop properties for sales.

The Group grants an average credit period of 60 days to its customers. The carrying amounts of the trade and other receivables approximate their fair values as these financial assets, which are measured at amortized cost, are expected to be paid within a short period of time, such that the impact of the time value of money is not significant.

At each statements of financial position date, the recoverability of the Group’s trade receivables due from individual customers is assessed based on the credit history of its customers, their financial conditions and current market conditions. Consequently, specific impairment provision is recognized.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	2010 HK$’000	2009 HK$’000
Hong Kong dollars	9,132	51,856
Renminbi	157,939	227,828
United States dollars	62,591	68,064
Others	146	132

	229,808	347,880

The Group has provided fully for all receivables where recovery of the amounts is remote unless the Group has determined that such balances are not recoverable, in which case the impairment loss is directly written off against the corresponding trade receivables. Based on past experience and the Group’s assessment, the management believes that no impairment provision is necessary in respect of the remaining balances as there had not been a significant change in credit quality of such receivables and the balances are considered fully recoverable.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in the provision for impairment of trade receivables are as follows:

	2010 HK$’000	2009 HK$’000
At beginning of the year	44,196	17,123
Exchange differences	—	(405)
Provision for impairment losses	10,639	27,478
Amounts written off as uncollectible	(126)	—

At end of the year	54,709	44,196

Included in trade and other receivables of the Group are trade receivables of HK$152,753,000 (2009: HK$142,958,000) and their ageing analysis is as follows:

	2010 HK$’000	2009 HK$’000
Not past due	25,142	20,562
1 to 60 days past due	42,803	32,393
61 to 120 days past due	19,192	9,564
More than 120 days past due	65,616	80,439

	152,753	142,958

As of March 31, 2010, trade receivables of HK$78,666,000 (2009: HK$78,200,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, management believes that no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	2010 HK$’000	2009 HK$’000
1 to 60 days past due	39,928	32,393
61 to 120 days past due	11,884	9,564
More than 120 days past due	26,854	36,243

	78,666	78,200

As March 31, 2010, trade receivables of HK$54,709,000 (2009: HK$44,196,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	2010 HK$’000	2009 HK$’000
Not past due	5,764	—
1 to 60 days past due	2,875	—
61 to 120 days past due	7,308	—
More than 120 days past due	38,762	44,196

	54,709	44,196

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Financial Assets at Fair Value Through Profit or Loss

	2010 HK$’000	2009 HK$’000
Trading securities, at market value:
Listed equity investments in Hong Kong	49,194	18,619

The fair values of the listed equity investments have been determined directly by reference to published price quotations in active markets.

Note 27—Restricted and Pledged Bank Deposits and Cash and Cash Equivalents

(a) Restricted and pledged bank deposits

	2010 HK$’000	2009 HK$’000
Restricted bank deposits (Note)	162,752	85,410
Pledged bank deposit (Note 32)	17,000	17,000

	179,752	102,410

Note:

As at March 31, 2010, the Group’s bank balances amounting to approximately HK$162,752,000 (2009: HK$85,410,000) were deposited at a designated bank account in a certain bank when these deposits can only be used for the payments of property development costs incurred by the Group and the repayments of the relevant loans.

(b) Cash and Cash Equivalents

	2010 HK$’000	2009 HK$’000
Bank balances and cash	368,338	202,446
Time deposits	378,331	301,466

	746,669	503,912

Time deposits are made for approximate range of 1 month to 3 months and carry interest at short-term deposit rates of below 2% (2009: below 1%).

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values.

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	2010 HK$’000	2009 HK$’000
Hong Kong dollars	248,846	225,351
Renminbi	286,683	70,672
United States dollars	208,467	205,623
Others	2,673	2,266

	746,669	503,912

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

Note 28—Trade Payables, Other Payables and Accruals

	2010 HK$’000	2009 HK$’000
Trade payables	234,786	172,433
Loan from minority equity holders	114,700	114,300
China tax payable	35,917	21,678
Accrued payroll and employee benefit	10,265	9,797
Accrued charges and other payable	58,556	42,553

	454,224	360,761

The carrying amounts of trade payable, other payable and accruals approximate their fair values.

Loan from minority equity holders was unsecured, interest-free and repayable on demand.

The carrying amounts of trade payable, other payable and accruals are denominated in the following currencies:

	2010 HK$’000	2009 HK$’000
Hong Kong dollars	146,041	134,592
Renminbi	296,740	206,846
United States dollars	11,426	19,275
Others	17	48

	454,224	360,761

Note 29—Bank Borrowings

	2010 HK$’000	2009 HK$’000
Secured bank loans	606,691	305,312

The maturity of the above borrowings is as follows:

	2010 HK$’000	2009 HK$’000
Within 1 year	249,054	118,703
More than 1 year but not exceeding 2 years	164,679	158,306
More than 2 years but not exceeding 5 years	192,958	28,303

	606,691	305,312
Deduct: Amount due within 1 year shown under current liabilities	(249,054)	(118,703)

Amount due after 1 year	357,637	186,609

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts of bank borrowings approximate its fair values. All bank borrowings are denominated in RMB and are carried at interest rate of approximately ranged from 4.8% to 6.1% per annum (2009:5.4% to 8.1% per annum). The bank borrowings are secured by the assets of the Group (Note 32).

As at March 31, 2010, a bank loan with carrying amount of approximately HK$85,179,000 (2009: HK$113,212,000) were guaranteed by a director and a shareholder up to a maximum amount of HK$121,000,000 (2009: HK$121,000,000).

As at March 31, 2010, a bank loan with carrying amount of approximately HK$340,716,000 (2009: Nil) were guaranteed by a director and a shareholder.

Note 30—Share Capital

	Number of shares		Share capital
	2010 ‘000	2009 ‘000	2010 HK$000	2009 HK$000
Authorized:
Preferred share
At beginning of the year (a)	—	—	—	—
Redesignated from ordinary shares (c)	200	—	2	—

At end of the year	200	—	2	—

Ordinary share
At beginning of the year (a)	12,000	12,000	92,760	92,760
Share split (1,000 for 1) (b)	11,988,000	—	—	—
Reduction of shares (c)	(11,899,800)	—	(91,985)	—
Redesignated to preferred shares (c)	(200)	—	(2)	—
Increase in authorized shares (e)	900,000	—	7,020	—

At end of the year	1,000,000	12,000	7,793	92,760

	1,000,200	12,000	7,795	92,760

Issued and fully paid:
Preferred share
At beginning of the year (a)	—	—	—	—
Issue of share upon corporate restructuring (d) (g)	100	—	1	—

At end of the year	100	—	1	—

Ordinary share
At beginning of the year (a)	10	10	77	77
Share split (1,000 for 1) (b)	9,990	—	—	—
Share repurchase (d)	(3,617)	—	(28)	—
Issue of share upon common control merger (f)	57,443	—	448	—
Issue of share for direct expenses in relation to corporate restructuring (f)	300	—	2	—

At end of the year	64,126	10	499	77

	64,226	10	500	77

The Company’s share capital consists of ordinary share and preferred share.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(a)	As at March 31, 2009, the authorized capital of the Company was US$12,000,000.00 divided into 12,000,000 shares of a par value of US$1.00 each and the issued capital was US$10,000.00 divided into 10,000 shares of a par value of US$1.00 each.
(b)	On July 24, 2009, every issued and unissued share with a par value of US$1.00 each in the Company was subdivided into 1,000 shares with a par value of US$0.001 each, as a result, the Company was authorized to issue a maximum of 12,000,000,000 shares of US$0.001 par value.
(c)	Immediately following the aforementioned subdivision of shares of the Company becoming effective, the Company’s authorized number of shares were reduced from 12,000,000,000 to 100,200,000 shares with a par value of US$0.001 each of which 100,000,000 shares were classified and redesignated as ordinary shares, with a par value of US$0.001 each and 200,000 shares were classified and redesignated as preferred shares, with a par value of US$0.001 each.
(d)	In respect of the reorganization which is further discussed in note 2(a) to these consolidated financial statements, the Company repurchased 3,617,418 ordinary shares with a par value of US$0.001 each and issued 100,000 preferred shares with a par value of US$0.001 each.
(e)	On March 19, 2010, the Company’s authorized number of shares were increased from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 ordinary shares of US$0.001 each and 200,000 preferred shares of US$0.001 each.
(f)	In respect of the merger with China Metro which is further discussed in note 2(a) to these consolidated financial statements, the Company issued 57,443,234 ordinary shares with a par value of US$0.001 each as the consideration. In addition, 300,000 ordinary shares with a par value of US$0.001 were issued as the issuance cost in respect of the share issuance related to the merger.
(g)	Holders of the preferred shares are entitled, as a class, to an aggregate of 3,191,225 votes at Annual General Meeting of the Company in all matters voted on by stockholders and a liquidation preference of US$25 per share. Except for the foregoing, the holders of the preferred shares have no preferences or rights in excess of those generally available to the holders of ordinary shares. The holders of preferred shares are entitled to participate in any dividends paid ratably with the holders of ordinary shares.

Note 31—Share Option Schemes

(i)	On August 2, 2002, Man Sang International Limited (“MSIL”), a subsidiary of the Company, adopted a new share option scheme (the “2002 Scheme”) and terminated the one adopted on September 8, 1997 (the “1997 Scheme”).

The purpose of the 2002 Scheme is to provide incentives to the eligible participants to contribute to the Group and to enable the Group to recruit high-caliber employees and attract resources that are valuable to the Group. Under the 2002 Scheme, the board of directors of MSIL may grant options to any person being an employee, officer, agent, or consultant of the Group including executive or non-executive directors of MSIL and its subsidiaries, to subscribe for shares in MSIL at a price to be determined by the board of directors being the highest of (a) the closing price of the shares on The Hong Kong Stock Exchange Limited on the date of grant of the option, which must be a trading day; (b) the average closing price of the shares of The Hong Kong Stock Exchange Limited for the five trading days immediately preceding the date of grant of the option; and (c) the nominal value of the shares.

The total number of shares in respect of which the 2002 Scheme and any other share option schemes of the Group is not permitted to exceed 10% of the number of shares in issue at the date of adoption of the 2002 Scheme or such number of shares as result from a sub-division or consolidation of the number of shares at that date. Subject to as provided for in the 2002 Scheme, MSIL may seek approval from its shareholders in general meeting to refresh this 10% limit, but the total number of shares which may be issued under the 2002 Scheme must not exceed 30% of the number of shares in issue from time to time.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No participant shall be granted an option which, if accepted and exercised in full, would result in the participant becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued and which may be issued upon exercise of all options granted and to be granted to him, together with all options granted and to be granted to him under any other share option schemes of the Company and/or any subsidiaries, within the 12-month period immediately preceding the proposed date of grant (including exercised, cancelled and outstanding options), would exceed 1% of the number of shares in issue as at the proposed date of grant.

The 2002 Scheme shall be valid and effective for a period of 10 years commencing August 2, 2002.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 for each grant of options. Subject as provided in the 2002 Scheme, options may be exercised at any time during the option period, which is to be notified by the board of directors to each grantee, commencing on the date of grant or such later date as the board of directors may decide and expiring on such date as the board of directors may determine, provided that such period is not to exceed ten years from the date of grant, and subject to any restrictions that may be imposed by the board of directors in its discretion.

Details of the principal terms of the 2002 Scheme are set out in the circular of MSIL dated July 4, 2002.

The following tables disclose details of MSIL’s share options held by directors and employees and movements in such holdings during the year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

						Number of share options
Date of grant	Exercisable period		Exercise price	Outstanding at April 1, 2008 and March 31,2009		Granted	Exercised	Lapsed	Outstanding at March 31, 2010
Directors of MSIL
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		12,000,000	—	—	—		12,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note 1	0.450		—	8,000,000	—	—		8,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note 2	0.450		—	10,000,000	—	—		10,000,000

					12,000,000	18,000,000	—	—		30,000,000

Employees
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		15,000,000	—	—	—		15,000,000
September 18, 2006	September 18, 2006 to September 17, 2011		0.233		7,000,000	—	—	—		7,000,000
March 13, 2007	January 1, 2008 to March 12, 2012		0.500		5,000,000	—	—	—		5,000,000
August 27, 2009	August 27, 2009 to August 26, 2012	Note 3	0.397		—	20,750,000	(200,000)	(500,000)		20,050,000

					27,000,000	20,750,000	(200,000)	(500,000)		47,050,000

					39,000,000	38,750,000	(200,000)	(500,000)		77,050,000

Weighted average exercise price				HK$	0.281				HK$	0.351

Options vested					39,000,000					55,550,000
Weighted average exercise price of options vested				HK$	0.281				HK$	0.318
Weighted average remaining contractual life					2.96 years					2.18 years

During the year, 38,750,000 (2009: Nil) share options were granted to directors of MSIL and certain employees of the Group under the share option scheme. 200,000 (2009: Nil) options were exercised and 500,000 options were lapsed (2009: Nil) during the year. The weighted average closing price of MSIL’s shares immediately on the date which share options were exercised during the year was HK$0.49 (2009: Nil).

Notes:

(1)	2,500,000 options were vested on the date of grant, another 2,500,000 options can be exercised from September 1, 2010 and the remaining 3,000,000 options can be exercised from September 1, 2011.
(2)	5,000,000 options can be exercised from September 1, 2010 and the remaining 5,000,000 options can be exercised from September 1, 2011.
(3)	14,750,000 options were vested on the date of grant, 3,000,000 options can be exercised from August 27, 2010 and the remaining 3,000,000 options can be exercised from August 27, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the options granted was calculated using the Black-Scholes option pricing model (the “Model”). The inputs into the Model were as follows:

Date of grant	March 13, 2007		August 27, 2009		September 1, 2009
Number of share options granted during the year		5,000,000		20,750,000		18,000,000
Weighted average share price on date of grant	HK$	0.500	HK$	0.390	HK$	0.450
Exercise price	HK$	0.500	HK$	0.397	HK$	0.450
Expected volatility		60.91%		90.63%		90.63%
Average expected life		5 years		2.5 years		2.5 years
Risk-free interest rate		4.030%		0.990%		0.990%
Expected dividend yield		0.00%		1.810%		1.810%

During the year, a total expense of HK$5,411,000 (2009: Nil) was recognized in the consolidated income statement in relation to share options granted by MSIL.

Note 32—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2010 HK$’000	March 31, 2009 HK$’000
Pledge bank deposits (Note 27)	17,000	17,000
Land	16,027	9,214
Investment properties	268,771	464,920
Completed properties held for sale	16,303	64,473
Property, plant and equipment	26,031	—
Properties under development	11,856	—
Investment properties under construction	66,323	70,160

	422,311	625,767

Note 33—Capital Commitments

	2010 HK$’000	2009 HK$’000
Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	115,007	99,868

Note 34—Balances with Related Parties and Equity Holders

The amounts due from related parties were unsecured, interest-free and repayable on demand. The amounts due form related parties were fully settled subsequent to March 31, 2009.

The loans from equity holders of HK$200,000,000 were confirmed by the equity holders and directors as quasi-equity in nature and were not repayable within one year as at March 31, 2009. During fiscal 2010, a further HK$100,000,000 of the same nature were advanced to the Group from the equity holders where the aggregate balance of HK$300,000,000 was waived by the equity holders upon the Merger (as detailed in note 2(a)) and was capitalized in the Group’s capital reserve during the year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 35—Disposal of a Property Development Project

During the year ended March 31, 2009, the Group disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of approximately HK$115,065,000 (equivalent to RMB101,600,000) (the “Receivables”) to an independent third party (the “Buyer”). Details of the assets and liabilities of the project upon disposal are as follows:

HK$’000
Net liabilities disposal of:
Property, plant and equipment	373
Properties under development	656,846
Prepayment, deposits and other receivables	33,482
Income tax receivable	2,594
Cash and bank balances	208,645
Deposits received	(579,653)
Bank borrowings	(339,759)

Net liabilities	(17,472)
Gain on disposals of a property development project	132,537

115,065

Satisfied by:
The Receivable	115,065

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a property development project is as follows:

Cash and bank balances disposed of and net cash outflow of cash and cash equivalents in respect of the disposal of a property development project	(208,645)

Note 36—Deposit for Acquisition of Land Use Rights

At April 1, 2008, the balance represented deposits for acquisitions of two parcels of land in Tieling, Mainland China. The land use rights of these two parcels of land were obtained in April 2009.

During the year ended March 31, 2010, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group was able to utilize the Receivable of HK$115,389,000 (equivalent to RMB101,600,000) (refer to note 34) as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land use rights during the current year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 37—Finance income and costs

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Finance income
Interest income on short-term bank deposits	2,223	11,608	19,025

Finance costs
Interest expenses on bank borrowings	35,480	18,534	16,608
Amounts capitalized on qualifying assets	(33,860)	(18,534)	(16,608)

	1,620	—	—

Net finance income	603	11,608	19,025

Note 38—Acquisition of Subsidiaries

In March 2007, the Group entered into an agreement to acquire the additional 6% of total issued share capital of the China Pearls and Jewellery City Holdings Limited (“CP&J City”), the associate, and the assignment of the loan, for a consideration of HK$60,000,000 and with acquisition costs of HK$665,000 incurred. Upon completion of the acquisition on April 12, 2007, the Group had 55% equity interest in CP&J City, which has become a subsidiary of the Company. This transaction has been accounted for by the acquisition method of accounting.

The aggregate net assets acquired in the transaction, and the goodwill arising on acquisition, are as follows:

	CP&J City’s carrying amount before combination	Fair value adjustments	Fair value
	HK$’000	HK$’000	HK$’000
Net identifiable assets acquired:
Cash and cash equivalents	135,396	—	135,396
Property, plant and equipment	2,383	—	2,383
Properties under development	198,894	96,106	295,000
Trade and other receivables	55,006	—	55,006
Trade and other payables	(269,236)	—	(269,236)
Bank borrowings	(140,000)	—	(140,000)
Net deferred tax liabilities	—	(31,715)	(31,715)

	(17,557)	64,391	46,834

6% of fair value of net identifiable assets acquired			2,810
Loan assumed			10,560
Goodwill arising on acquisition			47,295

Total consideration			60,665

Satisfied by:
Cash			50,105
Loan assumed			10,560

Cash and loan assigned			60,665

Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries, representing bank balances and cash acquired
			85,291

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above goodwill is attributable to gaining the controlling rights and executive power over CP&J City for the development of CP&J Project. Goodwill acquired in a business combination is allocated to cash generating units (“CGUs”) that are expected to benefit from that business combination. The entire amount of goodwill has been allocated to the properties of CP&J City, property development segment of the Group located in the PRC. The management considers such represents a separate CGU for the purpose of goodwill impairment testing.

The recoverable amount of the CGU is determined based on the value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and a discount rate of 7% per annum in considering the existing economic condition of the market and economic measure on the real estate sector. Taking into account these latest developments, including a decrease in the demand of the market center in CP&J City, resulting in a slower growth in expected future cash flow than as expected prior to the acquisition, management believes that aggregate recoverable amount of this CGU would not exceed its aggregate carrying amount and it resulted in reduction of goodwill associated with this CGU by impairment loss recorded during the year ended March 31, 2008.

Minority interest represents share of 45% net assets of CP&J City attributable to minority equity holders.

Revenue of HK$228 million was contributed by the subsidiaries acquired during the year ended March 31, 2008 and a profit of approximately HK$338 million was contributed to the Group’s profit for the period between the date of acquisition and the statements of financial position date as at March 31, 2008.

Note 39—Issuance of new shares by a subsidiary

On July 10, 2007, Man Sang International Limited (“MSIL”), one of the Company’s subsidiaries, issued 200,000,000 ordinary shares of MSIL with a par value of HK$0.01 at the price of HK$1.48. In connection with the shares issuance, HK$10,683,000 of share issuance costs was incurred.

During fiscal 2008, there were also 8,000,000 and 13,000,000 of MSIL’s share options exercised with exercise prices of HK$0.253 and HK$0.233, respectively.

During fiscal 2010, there were 200,000 of MSIL’s share options exercised with an exercise price of HK$0.397.

Note 40—Operating Lease Arrangements

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	2010 HK$’000	2009 HK$’000
Operating leases which expire:
Within one year	8,887	14,365
In the second to fifth year inclusive	2,519	13,426

	11,406	27,791

Leases are negotiated for an average term of one to five years and rentals are fixed during the relevant lease period.

The Group as lessor

Property rental income earned during the year was HK$26,688,000 (2009: HK$26,596,000). Most of the investment properties held have committed tenants for the next one to three years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	2010 HK$’000	2009 HK$’000
Within one year	25,982	20,178
In the second to fifth year inclusive	10,350	25,263

	36,332	45,441

Note 41—Contingent Liabilities

(a)	In August 2007, a subsidiary of the Company entered into a mortgage collaboration agreement with a bank in the PRC under which the Group has agreed to indemnify the bank for any failure on the part of purchasers of properties at China Pearls and Jewellery City Project to repay outstanding loans on properties before the property ownership certificates are presented to the bank as collateral. As at March 31, 2010, the loans for which the Company had provided such indemnification totaled HK$50,974,000. The directors are of the view that the fair value of such guarantees is not significant.

(b)	On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. dissolve and liquidate, whereby Man Sang Holdings, Inc. has been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at year ended March 31, 2010 is remote. Accordingly, no accrual has been made.

Save as disclosed above and Note 40, the Group had no other significant contingent liabilities at March 31, 2010 and 2009.

Note 42—US Dollar Equivalents

The US dollar equivalents of the figures shown in the consolidated financial statements are supplementary information and have been translated at HK$1.00 to US$7.80. Such translation should not be construed as representations that the Hong Kong dollar amount represent, or have been or could be converted into, US dollar at that or any other rate.

Note 43—Litigation

In relation to a court case (Hong Kong High Court Action No. 4423 of 2003 & No. 4599 of 2003) filed by Arcadia Jewellery Limited (“Arcadia”), a subsidiary of the Company, on December 2, 2003 and a former general manager on December 22, 2003 respectively, Arcadia is involved in a dispute with this former general manager, who is alleged that he was in breach of a business transfer agreement, an employment agreement and a consultancy agreement on December 22, 2003. Arcadia is claiming for damages of at least HK$832,000. This former general manager is claiming against Arcadia of approximately HK$395,000 in respect of the aforesaid employment agreement. There has been no material progress since the last financial year ended March 31, 2009.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although it is not possible to predict with certainty at the moment the outcome of these unresolved legal actions or pending claim or the amount of possible loss or recovery, the directors do not believe that the resolution of these matters will have a material adverse effect on the Group’s financial position, operating results or cash flows.

Note 44—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2010 HK$’000	2009 HK$’000	2008 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit Share-based payments	19,916 72 2,702	19,421 71 —	17,411 58 1,290

		22,690	19,492	18,759
An entity which is significantly influenced by a key management personnel of the Company	Reimbursement for salaries of staff who have provided services to the entity	—	—	456
	Sale of goods	—	39	250
	Rental charges paid	—	—	209
	Reimbursement of rental charges paid on behalf	1,899	1,412	—
	Purchase of a motor vehicle at net book value	—	—	324

As at March 31, 2010, a bank loan with carrying amount of approximately HK$85,179,000 (2009: HK$113,212,000) were guaranteed by a director and a shareholder up to a maximum amount of HK$121,000,000 (2009: HK$121,000,000).

As at March 31, 2010, a bank loan with carrying amount of approximately 340,716,000 (2009: nil) were guaranteed by a director and a shareholder.

Save as disclosed in the consolidated financial statements, there were no other significant related party transactions.

Note 45—Retirement Benefits Schemes

The Group participates in a Mandatory Provident Fund Scheme (“MPF Scheme”) for all qualifying employees in Hong Kong. The assets of the MPF Scheme are held separately from those of the Group, in funds under the control of an independent trustee. The Group contributes 5% of relevant payroll costs to the MPF Scheme, which contribution is matched by employees.

The employees of the Group’s subsidiaries in the PRC are members of a state-managed retirement benefits scheme being operated by the local PRC government. The subsidiaries are required to contribute ranging from 10% to 15% of the average basic salary to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the specified contributions.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total cost charged to consolidated income statement of HK$2,892,000 (2009: HK$2,800,000 and 2008: HK$1,694,000) represents contributions payable to these schemes by the Group in respect of the current accounting period.

Note 46—Post Balance Sheet Event

Subsequent to the reporting date on June 1, 2010, the Group has entered into an agreement with the PRC local government where the Group provided an escrow money of RMB80,000,000 (approximately HK$90,857,000) to the PRC local government (the “Escrow Money”) as an expression of good faith on the Group’s determination to acquire land use rights in respect of certain land plots situated in Mainland China. The Escrow Money will be fully refunded upon completion of the acquisitions of those land use rights.

Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2010 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note 1)	Principal activities
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	Inactive

Man Sang International Limited (Note 4)	Bermuda / Hong Kong	Ordinary shares HK$122,494,000	40.4%	Investment holding

Arcadia Jewellery Limited (Note 4)	Hong Kong	Ordinary shares HK$500,000	40.4%	Trading and manufacturing of jewelry products

Asean Gold Limited (Note 4)	British Virgin Islands /Hong Kong	Ordinary shares US$10,000	40.4%	Inactive

China Pearls and Jewellery City Holdings Limited (Note 4)	Hong Kong	Ordinary shares HK$10,000	22.2%	Investment holding

China Pearls and Jewellery International City Co. Ltd. ^ (Note 4)	PRC	Registered capital US$20,000,000	22.2%	Property development and investment

China Metro-Rural Limited	British Virgin Islands (redomiciled from Cayman Islands)	Ordinary shares US$1	100%	Investment holdings

China Metro-Rural Exchange Ltd.	Hong Kong	Ordinary shares HK$10,000	100%	Investment holdings

China Northeast Logistics City Co., Ltd. ^	PRC	Registered capital US$35,000,000	100%	Operating of agricultural logistic platform

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note 1)	Principal activities
Cyber Bizport Limited (Note 4)	Hong Kong	Ordinary shares HK$10,000,000	40.4%	Investment holding

Excel Access Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Inactive

Hong Kong Man Sang Investments Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

Man Hing Industry Development (Shenzhen) Co., Ltd.^ (Note 4)	PRC	Registered capital HK$29,600,000	40.4%	Purchasing and processing of pearls and assembling of pearl jewelry and property investment

Man Sang China Investment Ltd. (Note 4)	British Virgin Islands	Ordinary shares US$1	40.4%	Inactive

Man Sang Development Company Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Investment holding

Man Sang Enterprise Ltd. (Note 4)	British Virgin Islands / Hong Kong	Ordinary shares US$100	40.4%	Investment holding

Man Sang Innovations Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Investment holding

Man Sang Investment Development Limited (Note 4)	Hong Kong	Ordinary shares HK$1	40.4%	Inactive

Man Sang Jewellery Company Limited (Note 4)	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500 (Note 2)	40.4%	Trading of pearl products and investment holding

Market Leader Technology Limited (Note 4)	British Virgin Islands / Hong Kong	Ordinary shares US$100	40.4%	Investment holding and trading of equity securities

M. S. Collections Limited (Note 4)	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500 (Note 2)	40.4%	Investment holding

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note 1)	Principal activities
New Tongluowan Holdings Limited (formerly known as Northeast Infrastructure Holdings Limited) (Note 4)	Hong Kong	Ordinary shares HK$1	40.4%	Inactive

Peking Pearls Company Limited (Note 4)	Hong Kong	Ordinary shares HK$2	40.4%	Investment holding

Smartest Man Holdings Limited (Note 4)	British Virgin Islands	Ordinary shares US$1	40.4%	Investment holding

Swift Millions Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB500,000	100%	Provision of property management and related service

Tieling Motor Vehicle Trading Co., Ltd.^	PRC	Registered capital RMB20,000,000	60%	Property development and investment

Zhuji Five Continents Enterprise Limited ^ (Note 4)	PRC	Registered Capital US$10,000,000	22.2%	Inactive

4376zone.com Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Trading of pearls

Note 1:	The Company directly holds Man Sang International Limited, China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.

Note 2:	The non-voting deferred shares practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the Company or to participate in any distribution on winding up.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3:	All subsidiaries illustrated above as being registered or operated in the PRC are foreign wholly-owned investment enterprises.

Note 4:	The Company has effective control over the operating and financial decision of Man Sang International Limited (“MSIL”) and its subsidiaries as certain shareholders of its subsidiaries have assigned their voting rights to the Company giving the Company has more than 50 percent of the voting rights. Consequently, the Company has the power to control MSIL and its subsidiaries.

The symbol of “ ^ ” represents the English name of the subsidiary for identification purpose only.