Form 20-F
period 2011-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2011-07-11
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Sio Kam Seng

Chief Executive Officer and Vice Chairman of the Board

China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Telephone: (852) 2111 3815

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

As of March 31, 2011 there were 64,125,804 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

This annual report on Form 20-F relates to our ordinary shares, par value US$0.001 per share, which are traded on the NYSE Amex under the ticker symbol “CNR”.

In this annual report, references to “the Company” or “China Metro” are to China Metro-Rural Holdings Limited, a British Virgin Islands company, and/or, as the context requires, its primary subsidiaries: China Metro-Rural Limited, a limited company incorporated in the Cayman Islands and continued into the British Virgin Islands and Man Sang International Limited, a Bermuda company listed on The Stock Exchange of Hong Kong Limited and/or, as the context requires, the subsidiaries of : China Metro-Rural Limited or Man Sang International Limited. References to “the Merger” are to the merger of Creative Gains Limited, a British Virgin Islands company and a wholly owned subsidiary of China Metro-Rural Holdings Limited that was acquired by China Metro-Rural Holdings Limited on December 1, 2009 solely for the purpose of entering into the Merger Agreement and effecting the Merger (“Merger Sub”) with and into China Metro-Rural Limited whereby the separate corporate existence of Merger Sub ceased and China Metro-Rural Limited continues as the surviving company and a wholly owned subsidiary of China Metro-Rural Holdings Limited. The Merger was completed on March 22, 2010. Prior to a name change on March 19, 2010, China Metro-Rural Holdings Limited was named Man Sang International (B.V.I.) Limited, or MSBVI. On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010.

PRESENTATION OF FINANCIAL INFORMATION

This is our second filing as a foreign private issuer on Form 20-F, and the second filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or Distribution. In line with the accounting policies of the Company and its subsidiaries, or the Group, the results attributable to MSIL are shown as discontinued operations in the Group’s consolidated financial statements.

The results of the continuing operations are presented in the consolidated income statement for the three years ended March 31, 2011. However, discontinued operations are presented in the consolidated income statement for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations. While contained in the consolidated financial statements in this Annual Report, the statement of financial position as at March 31, 2011, 2010 and 2009 has not been revised for the discontinued operations.

ii

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.80 to US$1.00. On July 1, 2011, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7802 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this annual report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this annual report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.58 to US$1.00. On July 1, 2011, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.4645 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report which are not historical facts may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including those described under “Risk Factors” beginning on page 6 of this annual report.

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

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, or the Discontinued Operations, which was previously operated through MSIL. The summary of consolidated income statement re-presents the results of continuing operations, where the results of MSIL are accounted for as discontinued operations net of taxation for all years presented.

The selected consolidated statements of operation data of the Group presents the results for the five years ended March 31, 2011, 2010, 2009, 2008 and 2007 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements of the Group for the years ended March 31, 2011, 2010, and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement of the Group for the year ended March 31, 2008 has been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the Securities and Exchange Commission, or SEC, on January 18, 2011. The selected consolidated income statement of the Group for the year ended March 31, 2007 has been derived from our unaudited consolidated financial statements.

	For the years ended March 31,
	2011		2010		2009		2008		2007
	(HK$ in thousands)
Income Statements Data:
Continuing Operations:
Revenue		581,573		337,659		1,044		—		—
Cost of sales		(352,265)		(209,415)		(664)		—		—

Gross profit		229,308		128,244		380		—		—
Other income, net		68,234		36,154		1,276		758		—
Other gains/(losses), net		8,928		(146)		132,537		—		—
Selling expenses		(22,436)		(8,276)		(10,890)		(6,472)		—
Administrative expenses		(64,748)		(59,676)		(31,496)		(20,487)		(5,210)
Increase in fair values of investment properties and investment properties under construction		111,528		155,631		6,556		23,392		—

Operating profit/(loss)		330,814		251,931		98,363		(2,809)		(5,210)
Finance (costs)/income—net		(3,124)		365		1,879		1,729		406
Share of losses of an associate		(386)		—		—		—		—

Profit/(loss) before income tax		327,304		252,296		100,242		(1,080)		(4,804)
Income tax expenses		(124,630)		(86,558)		(26,724)		(4,548)		—

Profit/(loss) for the year from continuing operation		202,674		165,738		73,518		(5,628)		(4,804)
Discontinued operations:
Profit/(loss) for the year from discontinued operations, net of tax		29,878		(24,189)		(140,336)		407,559		62,645

Profit/(loss) for the year		232,552		141,549		(66,818)		401,931		57,841

Attributable to:
Equity holders of the Company		227,346		171,408		42,540		93,850		27,638
Non-controlling interests		5,206		(29,859)		(109,358)		308,081		30,203

		232,552		141,549		(66,818)		401,931		57,841

Dividend—Non-cash		466,474		—		—		—		—

Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year:
Basic earnings/(loss) per share
From continuing operation	HK$	3.17	HK$	2.60	HK$	1.16	HK$	(0.08)	HK$	(0.08)
From discontinued operations	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.55	HK$	0.51

	HK$	3.54	HK$	2.68	HK$	0.67	HK$	1.47	HK$	0.43

Diluted earnings/(loss) per share
From continuing operation	HK$	3.17	HK$	2.60	HK$	1.16	HK$	(0.08)	HK$	(0.08)
From discontinued operations	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.50	HK$	0.50

	HK$	3.54	HK$	2.68	HK$	0.67	HK$	1.42	HK$	0.42

The following table sets forth selected statements of financial position data of the Group as of the dates indicated. The selected consolidated statements of financial position data of the Group as of March 31, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of financial position data of the Group as of March 31, 2009 has been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to SEC on January 18, 2011. The selected consolidated statements of financial position data of the Group as of March 31, 2008, and 2007 have been derived from our unaudited consolidated financial statements.

	As of March 31,
	2011	2010	2009	2008	2007
	(HK$ in thousands)
Statements of Financial Position Data:
Total non-current assets	855,083	1,481,913	1,213,858	1,401,260	338,858
Total current assets	1,010,026	1,996,151	1,609,514	1,731,969	422,191
Total assets	1,865,109	3,478,064	2,823,372	3,133,229	761,049
Total current liabilities	664,505	1,159,000	1,008,163	1,128,802	42,628
Total non-current liabilities	362,937	461,503	415,986	529,081	14,618
Total liabilities	1,027,442	1,620,503	1,424,149	1,657,883	57,246
Total equity	837,667	1,857,561	1,399,223	1,475,346	703,803

The following table sets forth selected income statements data of the Discontinued Operations for the five years ended March 31, 2011, 2010, 2009, 2008 and 2007 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of the Discontinued Operations for the years ended March 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected income statement data of the Discontinued Operations for the year ended March 31, 2008 has been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s form 6-K furnished to the SEC on January 18, 2011. The selected income statement data of the Discontinued Operations for the year ended March 31, 2007 has been derived from our unaudited consolidated financial statements.

	For the years ended March 31,
	2011	2010	2009	2008	2007
	(HK$ in thousands)
Income Statements Data: Discontinued Operations:
Revenue	157,452	339,379	359,734	640,493	402,503
Cost of sales	(117,241)	(276,602)	(226,422)	(363,483)	(285,580)

Gross profit	40,211	62,777	133,312	277,010	116,923
Other income and gains/(losses), net	7,722	16,776	(9,783)	(41,890)	26,407
Recycling of exchange difference to profit or loss upon the Distribution	20,284	—	—	—	—
Expenses	(33,983)	(114,073)	(141,100)	(114,120)	(84,481)
Increase/(decrease) in fair values of investment properties and investment properties under construction	1,592	(3,991)	(184,572)	456,515	1,957

Operating profit/(loss)	35,826	(38,511)	(202,143)	577,515	60,806
Finance income—net	87	238	9,729	17,296	8,988
Share of results of an associate	17	48	(53)	(7)	—

Profit/(loss) before income tax	35,930	(38,225)	(192,467)	594,804	69,794
Income tax (expenses)/credits	(6,052)	14,036	52,131	(187,245)	(7,149)

Profit/(loss) for the year	29,878	(24,189)	(140,336)	407,559	62,645

	For the years ended March 31,
	2011		2010		2009		2008		2007
	(HK$ in thousands)
Attributable to:
Equity holders of the Company		23,950		5,504		(30,978)		99,478		32,442
Non-controlling interests		5,928		(29,693)		(109,358)		308,081		30,203

		29,878		(24,189)		(140,336)		407,559		62,645

Earnings/(loss) per share for profit from the Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.55	HK$	0.51

Diluted	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.50	HK$	0.50

The following table sets forth selected statements of financial position data of the Discontinued Operations as of the dates indicated. The selected statements of financial position data of the Discontinued Operations as of July 28, 2010 (the date of the Distribution) has been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of financial position data of the Discontinued Operations as of March 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the SEC on January 18, 2011. The selected statement of financial position data of the Discontinued Operations as of March 31, 2007 has been derived from our unaudited consolidated financial statements.

	As of July 28,	As of March 31,
	2010	2010	2009	2008	2007
	(HK$ in thousands)
Statements of Financial Position Data of the Discontinued Operations:
Total non-current assets	1,046,725	1,015,399	1,132,000	1,253,535	338,858
Total current assets	1,069,473	1,059,250	946,309	1,082,849	421,531
Total assets	2,116,198	2,074,649	2,078,309	2,336,384	760,389
Total current liabilities	690,328	722,506	598,364	566,799	40,027
Total non-current liabilities	153,541	107,907	206,634	321,502	14,618
Total liabilities	843,869	830,413	804,998	888,301	54,645
Total equity	1,272,329	1,244,236	1,273,311	1,448,083	705,744

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

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2007	7.8137	7.8177	7.7817	7.7510
Fiscal Year Ended March 31, 2008	7.7819	7.8289	7.7946	7.7497
Fiscal Year Ended March 31, 2009	7.7500	7.8159	7.7731	7.7497
Fiscal Year Ended March 31, 2010	7.7647	7.7752	7.7541	7.7495
Fiscal Year Ended March 31, 2011	7.7750	7.8040	7.7745	7.7501
Last Six Months
January 2011	7.7926	7.7978	7.7803	7.7689
February 2011	7.7883	7.7957	7.7894	7.7823
March 2011	7.7750	7.8012	7.7913	7.7750
April 2011	7.7673	7.7784	7.7716	7.7669
May 2011	7.7777	7.7855	7.7742	7.7652
June 2011	7.7814	7.7976	7.7850	7.7769

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On, July 1, 2011, the exchange rate was HK$7.7802 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2007	7.7232	8.0300	7.8843	7.7232
Fiscal Year Ended March 31, 2008	7.0120	7.7345	7.4197	7.0105
Fiscal Year Ended March 31, 2009	6.8329	7.0185	6.8532	6.7800
Fiscal Year Ended March 31, 2010	6.8258	6.8371	6.8268	6.8176
Fiscal Year Ended March 31, 2011	6.5483	6.8323	6.6972	6.5483
Last Six Months
January 2011	6.6017	6.6364	6.5964	6.5809
February 2011	6.5713	6.5965	6.5761	6.5520
March 2011	6.5483	6.5743	6.5645	6.5483
April 2011	6.4900	6.5477	6.5267	6.4900
May 2011	6.4786	6.5073	6.4957	6.4786
June 2011	6.4635	6.4830	6.4746	6.4628

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On, July 1, 2011, the exchange rate was RMB6.4645 per US$1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our ability to execute on our business strategy and grow will depend in part on the success of the PRC’s agricultural industry, and if the PRC agricultural industry does not continue to grow at a strong rate, our business may suffer.

We have established an logistics platform in Tieling, Liaoning Province called “China Northeast Logistics City—Tieling”, which is available to Tieling as well as regional and international traders based upon an open free market system for the mutual benefit of sellers and buyers. The exchange is designed to facilitate the marketing of products provided or desired by willing buyers and sellers. Agriculture products have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources. Our results of operation may be significantly adversely affected by these risks.

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

Our revenues have grown rapidly over the past three years. Our revenues from the sales of trade center units in fiscal year 2009 and fiscal year 2010 were HK$1.1 million and HK$336.7 million, respectively. Our revenue from the leases of properties increased from nil in the fiscal year ended March 31, 2009 to HK$0.6 million in the fiscal year ended March 31, 2010 and our revenue from property management services increased from nil in the fiscal year ended March 31, 2009 to HK$0.4 million in the fiscal year ended March 31, 2010. Our revenue in the fiscal year ended March 31, 2011 were HK$581.6 million, which includes revenue from leases of properties and property management services of HK$4.5 million and HK$1.5 million, respectively.

Our commission lease arrangements provide us the right to lease to, and receive rental income from, third parties for the trade center units that we have sold to the purchasers of these units, for a period of approximately three years. However, if we are unable to lease the trade center units for which we have entered into such commission lease arrangements, we will not receive any rental income from these units. Under these commission lease arrangements, we are not obligated to pay any rent during the three-year period. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Company disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Company considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property. We cannot assure you that, in the future, we will be able to charge sufficiently high rental rates. As a result, failure to lease the trade center units or to lease the units at satisfactory rental rates would adversely affect our profits for the applicable period.

Some of our buyers may not be able to obtain mortgages from banks and the inability to secure financing may adversely impact the Company’s stock price.

Currently the majority of our sales are settled by one-off purchases from buyers. The remaining buyers purchase spaces in our trade centers through mortgages with banks with typically at least a 50% down payment. Due to the volume involved and the mortgage approval process, some of the buyers that intend to purchase spaces in our trade centers through mortgage financing may not be successful in their mortgage applications for a variety of reasons. In the event that the applicants do not successfully receive mortgage financing, the Company may not be able to recover its accounts receivable from these buyers on time, the Company’s financials may be impaired, and the Company’s stock price may go down.

We currently rely on Phase I of China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues. We may be unsuccessful in expanding beyond Phase I, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on Phase I of China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues. This single location revenue source may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City—Tieling, or its attractiveness to tenants, we will not have income from other properties in our agricultural logistics business to mitigate any ensuing loss. A concentration of investments in a single location will cause China Northeast Logistics City—Tieling to be highly susceptible to a downturn in Northeast China’s agricultural, property or logistics industry. In addition, any property damage at China Northeast Logistics City—Tieling, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Northeast Logistics City—Tieling will continue to attract tenants to generate rental income, or that we will be successful in the future. Although we have projects planned for future development in 2011, 2012 and 2013, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

If we are unable to obtain the state-owned land use rights for our properties planned for future development, we will not be able to develop these planned projects.

Our Hong Kong subsidiary, China Metro-Rural Exchange Limited, signed a framework agreement with Tieling Municipal Government in 2006. Pursuant to this master agreement, the Tieling Municipal Government has identified land which is suitable for our development strategy in Tieling City.

Another of our Hong Kong subsidiaries, China Metro-Rural Development Limited, signed a framework agreement with Dezhou Municipal Government in 2010. Pursuant to this framework agreement, the Dezhou Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms which will be called “China Northeast Logistics City—Dezhou”.

However, the signing of these master framework agreements do not guarantee that we will obtain the land identified therein, which will be transferred by public tender, auction or listing for sale. We cannot assure that the relevant land administration authorities will grant us the appropriate land-use rights or issue the relevant land-use rights certificates in a timely manner, or at all. Moreover, we cannot assure that we will be successful in our bidding for the plots of land or that we will be able to obtain the land at our desired price. If we are not successful in our bidding for the plots of land in the future or fail to obtain land-use rights for all or any portion of such land, we may not be able to develop any future projects.

We may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of our directors are a party.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of March 31, 2011, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 5,987,564,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is one of the leading developers and operators of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking of which we are not a party, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective effective interests in China Northeast Logistics City—Tieling at any time until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City—Tieling (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Northeast Logistics City—Tieling before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Northeast Logistics City—Tieling, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Northeast Logistics City—Tieling to independent third parties as soon as practicable and in any event prior to the occurrence of any competition between China South City and China Northeast Logistics City—Tieling. As a result, there may be conflicts of interest presented by Mr. Cheng Chung Hing, Ricky’s, and Mr. Leung Moon Lam’s relationships with both us and China South City, which may adversely affect our opportunities, prospects and results of operations.

In connection with our Merger in 2010, Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam sought confirmation from China South City as to whether China South City would opt to exercise its rights of first offer granted to it by both Mr. Cheng and Mr. Leung to purchase all their respective effective interests in China Northeast Logistics City—Tieling. Following that request, China South City held an extraordinary general meeting in which its independent shareholders approved, confirmed and ratified its non-exercise of the rights of first offer granted to it by each of Mr. Cheng and Mr. Leung in relation to the Merger. While the rights of first offer no longer exist with respect to the completed Merger, the option to exercise the rights of first offer remains in effect with respect to subsequent transfers until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City—Tieling (whichever is later).

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

Our PRC subsidiary, China Northeast Logistics City Co. Ltd., or China Tieling Northeast, is a wholly owned foreign enterprise, which subjects China Tieling Northeast to restrictions imposed on such enterprise under relevant PRC laws and regulations.

China Tieling Northeast was approved by the local authorities in Tieling and filed with the PRC Ministry of Commerce as a wholly owned foreign enterprise and, accordingly, is subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on China Tieling Northeast’s ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into the capital account. In addition, China Tieling Northeast, as a foreign investment real estate enterprise, is required to maintain registered capital levels at 50% or more of our total investment. As of March 31, 2011, our registered total investment in China Tieling Northeast was US$49.8 million, including registered capital of US$35 million, representing approximately 70% of our registered total investment. Currently, China Tieling Northeast, our project company for our property planned for future development in Liaoning, is our only subsidiary categorized as foreign investment real estate enterprise.

The cyclical nature of the real estate, agricultural and logistics industries could adversely affect our results of operations.

Our results of operations are and will continue to be affected by the cyclical nature of the real estate, agricultural and logistics industries in the PRC. Property values and rents are affected by, among other factors, the supply and demand of comparable properties, interest rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. Our tenants and customers may be affected by the weather, climate, import and export of agricultural products and machines, price of the agriculture and the fluctuation of the RMB. We cannot assure that property values and rents will not decline. In addition, increased competition brought by any additional supply could adversely affect trade center rents and occupancy rates as well as sales prices for new trade center units. Our trade centers depend upon the growing demand for industrial and agricultural materials and logistics services in China. A significant downturn in the PRC economy could adversely affect such demand, as well as the demand by suppliers for trade center units.

Our results of operations may fluctuate from period to period due to variations in the proceeds received from sales and leases of trade center units and the fair value of our investment properties.

Our results of operations tend to fluctuate from period to period depending upon the proportion and gross floor area, or GFA, of trade center units that are sold or leased, and when our projects in various stages of development are completed. We generally sell trade center units in the initial stages following completion of a project subject to the then-current market conditions. The number of trade centers that we are able to develop or complete during any given period is limited due to the substantial capital requirements for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, the trade centers that we have developed or that are under development are large-scale, integrated, multi-phase projects to be developed over the course of several years. The selling prices and rental rates of trade center units are also subject to fluctuation, which may impact our sales proceeds and rental income and, accordingly, our revenues for any given period. In this regard, rental rates also vary among trade centers, according to market demand and dates of completion of the various trade centers, which affects rental rates because we generally offer tenants of newly completed trade center units preferential rental rates and rent-free periods in order to increase occupancy rates of these trade centers. Our rental rates for future periods may also be affected by similar incentive plans, and may be adversely affected by cyclical changes in market demand.

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

We face competition from other agricultural logistics and industrial materials trade centers.

Our China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou may face competition from other agricultural and industrial materials trade centers in China, particularly in the Northeast area. The greatest concentration of industrial materials trade centers in China is in Pearl River Delta, Yangtze River Delta and the Manchuria area. The agricultural, industrial materials and finished goods featured at these competing trade centers include agricultural products, building materials, automobile and accessories and small goods at China Northeast Logistics City—Tieling. In addition, there may be an increase in supply of industrial materials trade centers in Guangdong and elsewhere in China, such as Shenzhen and Guangzhou, in the future.

The greatest concentration of agricultural trade centers in China is in Manchuria and Shanghai. The agricultural products for which these trade centers compete include raw materials, corns, wheat, fertilizers, seeds and pesticides, agricultural machinery and tools, which are concentrated in Manchuria area. The Shanghai Agriculture Equity Exchange (SAEE) was established on September 8, 2009, and the management anticipates that similar exchanges will be established in the future.

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

Uncertainty regarding the recovery of the global economy may diminish the demand from many parts of the world and increase volatility in credit and equity markets. If these conditions persist or worsen, regardless of any efforts by various governmental authorities to stimulate the economy, they may adversely affect the availability, terms and cost of borrowings in the future, including financings necessary to complete our properties planned for future development, as well as the demand for our trade center units. Because our operations are capital intensive, and rely principally on cash flows from operations and bank borrowings, we cannot assure that the global economic downturn will not have a material adverse effect on our business, results of operations, financial condition and cash flow.

The timing and nature of any recovery in the global economy remain uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not be adversely affected. Furthermore, if economic conditions become worse, the development of our properties could be adversely affected and materially delayed.

We may not be able to renew or re-obtain qualification certificates for real estate development upon expiration of our current qualification certificate, which could adversely affect our business.

Our subsidiary, China Tieling Northeast, is required to hold a qualification certificate which is normally granted to real estate developers. The Tieling Urban Construction Comprehensive Development Office has previously granted a temporary qualification certificate to China Tieling Northeast confirming that China Tieling Northeast is allowed to undertake the development of properties in the PRC. On August 6, 2009, China Tieling Northeast obtained a renewal of the temporary qualification certificate. On December 22, 2010, China Tieling Northeast obtained from the Liaoning Housing and Urban Rural Construction Bureau a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013. After the expiration of its current qualification certificate, China Tieling Northeast will need to renew this qualification certificate or apply for a qualification certificate in a higher grade.

Another of our subsidiaries, Dezhou Northeast City Property Co., Ltd., which is a wholly-owned subsidiary of China Northeast Logistics City Dezhou Co., Ltd., or China Dezhou Northeast, is also required to hold a qualification certificate as a real estate developer in mainland China. The Dezhou Housing and Urban Rural Construction Bureau has granted a temporary qualification certificate to Dezhou Northeast City Property Co., Ltd. confirming that Dezhou Northeast City Property Co., Ltd. is allowed to undertake the development of properties in the PRC. The temporary qualification certificate will expire on June 30, 2012. Upon expiration of this temporary qualification certificate, Dezhou Northeast City Property Co., Ltd is required to renew its qualification certificate.

We cannot assure that these entities will be able to renew the current qualification certificates or obtain a new qualification certificates in a timely manner, or at all. If these entities or other project companies for our future projects are unable to renew the current qualification certificates or obtain new qualification certificates, they may not be permitted by the PRC government to continue to engage in property development activities associated with the development of their integrated logistics trade center business, which would materially and adversely affect our business, results of operations and financial condition.

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

Our sales of trade center units and residential properties are subject to land appreciation tax in the PRC. In addition, sales of properties in our properties planned for future development may be subject to land appreciation tax. Land appreciation tax is payable on the gain, representing the balance of the proceeds received on such sale, after deducting various prescribed items, including sums paid for acquisition of land-use rights, the direct costs and expenses of the development of the land and construction of buildings and supplementary facilities or the appraised price of any previous buildings and structures existing on the land and taxes related to the assignment of the real property. Under applicable PRC laws and regulations, land appreciation tax is chargeable on the gain at progressive rates ranging from 30% to 60%. Certain exemptions may be available for the sale of ordinary residential properties if the appreciation of land value does not exceed 20% of the total deductible items as provided in the relevant tax laws.

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it, and, therefore, we have not made the additional payments of land appreciation tax during the fiscal years ended March 31, 2009 and 2010 and the current period. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the Tieling municipal tax authority. In fiscal years ended March 31, 2009 and 2010, we paid land appreciation tax to the Tieling municipal tax authority in the amounts of HK$nil and HK$4.8 million, respectively. In fiscal years ended March 31, 2009 and 2010, we made provisions for land appreciation in the amounts of HK$0.06 million, and HK$22.2 million, respectively. In the fiscal year ended March 31, 2011, we paid land appreciation tax to the Tieling municipal tax authority in the amount of HK$11.9 million, and we made provisions in the amounts of HK$45.9 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land to be developed if it does not comply with the terms of our land grant contract.

Under PRC law, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. Further, if the development is delayed for longer than one year, the developer may be restricted from bidding for any new land. Thus, if we were to delay development on the China Northeast Logistics City—Tieling Phase I land and newly acquired Phase II land (and if this restriction were applied to us) we may be restricted from bidding for other land designated for Phase II or subsequent phases of development. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of an integrated logistics, agricultural and trade center development will not occur in the future.

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

We may not be able to commence or complete our properties planned for future real estate projects on time or within budget.

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

To date, for investment activities, we have relied primarily on bank borrowings and other loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2011, we had net current assets of HK$345.5 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals, excluding shareholder’s loan) amounted to approximately HK$770.1 million, which included primarily bank and other borrowings and trade payables, other payables and accruals in the amounts of HK$534.2 million and HK$235.9 million, respectively. Approximately HK$260.8 million of our total borrowings were due within one year or on demand and approximately HK$273.4 million were due within a period of more than one year but not exceeding five years. The projected total investment for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou could be up to an amount of approximately US$2 billion and US$5 billion, respectively.

We also have available cash flow from our operations, but such amounts are not likely to be sufficient to fund our future development requirements. Due to the nature of our trade center development business, it may from time to time experience periods of net cash outflows, when imbalances may arise between the timing of cash inflows from rentals and sales of trade center units and our cash outflows relating to the construction of properties and purchases of state-owned land use rights. We may require additional bank borrowings and, if necessary, offerings of debt and equity securities for a significant portion of our liquidity requirements to finance the construction costs of these projects, which are expected to be completed in stages. We cannot assure that we will be able to obtain additional financing at competitive costs, or at all. In addition, although we have not experienced any difficulties in the past, we may not be able to renew our existing loan facilities granted by banks in the PRC on satisfactory terms, or at all. If we are unable to obtain necessary additional financing or renew existing loan facilities, we will not be able to complete future projects, and our business development could be severely disrupted.

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

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities treat our project companies, as a real property developers, we have been subject to these measures and regulations with respect to China Tieling Northeast. Additionally, the PRC Government has also recently introduced a number of restrictions on individuals’ purchases of residential properties. These restrictions may affect our sales of residential properties to individual customers.

We may incur substantial additional indebtedness in the future.

As of March 31, 2011, our debt-to-equity ratio (total bank and other borrowings/total equity) was approximately 63.8%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if it or our subsidiaries incurs additional debt. For example, the additional debt could:

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

The bank loan agreements of our PRC subsidiary, China Tieling Northeast contain a number of significant restrictive covenants. These covenants restrict, among other things, China Tieling Northeast’s ability and the ability of its subsidiaries to incur additional debt or make guarantees, incur liens, pay dividends or distributions on its or its subsidiaries’ capital stock, prepay certain indebtedness, sell or transfer property or assets, make investments and merge or consolidate with another company.

If China Tieling Northeast is unable to comply with the restrictions and covenants in its current or future loan and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to China Tieling Northeast, accelerate the outstanding debt and/or terminate the agreements, as the case may be. If the underlying obligation relates to China Tieling Northeast’s secured borrowings, the lender can enforce the mortgages over the property securing the defaulted loan. If any of these events occur, China Tieling Northeast cannot assure that its assets and cash flow would be sufficient to repay all of its indebtedness, or that it would be able to obtain alternative financing on terms that are favorable or acceptable to China Tieling Northeast.

China Tieling Northeast is not currently in breach of any of these covenants.

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

Our business may be adversely affected due to the occurrence of typhoons, severe storms, floods, wildfires, earthquakes or other natural disasters, or accidents (including fire or explosion) or similar events in the areas where we operate our trade centers. We do not carry any property insurance. Should a loss occur, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenues from the property. Nevertheless, we would remain obligated for any bank borrowings or other financial obligations related to the property. It is also possible that if we were to obtain insurance, third-party insurance carriers would not be able to maintain reinsurance sufficient to cover any losses that may be incurred. Any material uninsured loss could materially and adversely affect our business, financial condition and results of operations.

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

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, some of our PRC subsidiaries may be required to set aside at least 10% of its after-tax profits based on their articles of association each year to its PRC surplus reserve until the cumulative amount of such reserves and fund reaches 50% of its registered capital. As of March 31, 2011, we did not have any PRC surplus reserve for China Tieling Northeast or any accumulated profits that were unrestricted and available for distribution.

Any occurrence of avian influenza, influenza A H1N1 or other widespread public health problems could adversely affect our business, financial condition and results of operations.

In December 2003 and January 2004, there were media reports regarding the spread of the H5N1 virus, or avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. Further, the World Health Organization in June 2009 raised its pandemic alert level to six, its highest level, in response to an outbreak of influenza A caused by the H1N1 virus that resulted in a number of confirmed cases worldwide. We cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza, influenza A H1N1 or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and our property market generally, and on our business, financial condition and results of operations.

Restrictions on foreign currency exchange may limit our ability to obtain and remit foreign currency or to utilize our revenues effectively.

We currently receive substantially all of our agricultural logistics business revenues in Renminbi through our ownership and operation of China Northeast Logistics City—Tieling. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the relevant local office of the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

We have exposure to general real estate investment risks.

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

In order to develop and operate our projects, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of development, including land-use rights documents, planning permits, construction permits, and certificates or confirmations of completion and acceptance. Each approval is dependent on the satisfaction of certain pre-conditions. We cannot assure you that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate market in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. If we fail to obtain, or experience material delays in obtaining, the requisite governmental approvals, the development, sale and lease of our projects could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations.

Our principal shareholder has substantial control over us and can affect decisions made by our shareholders.

As of July 1, 2011, our principal shareholder, Mr. Cheng Chung Hing, Ricky, our Chairman, together with his affiliates, controls 37,338,104 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 40,529,329, or 58.88%, of our outstanding voting shares.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on the appreciation in price of our ordinary shares for a return on your investment.

We have never declared or paid any cash dividends on our ordinary shares. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors, and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time. Accordingly, the return on your investment in us will likely depend entirely upon any future price appreciation of our ordinary shares. Our ordinary shares may not appreciate in value or maintain the price at which you purchased units. You may not realize a return on your investment and may even lose the entire amount of your investment.

It may be difficult to effect service of process upon us or our directors or to enforce any judgments obtained from non-PRC courts, and it therefore may be difficult for you to resolve any grievance you have with us.

Our operations are substantially conducted and substantially all of our assets are located within China. Our directors reside in Hong Kong and China, where substantially all of their assets are located. Investors may experience difficulties in effecting service of process upon us, our directors or our senior management in China and it may not be possible to effect such service of process outside China. In addition, our PRC legal counsel has advised us that China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

The recent nuclear crisis in Japan may have a negative impact to our logistics cities in China.

There may be chances that large amount of radioactive substances being released from the Fukushima Daichi Nuclear Plant in Japan to China, where our two projects in Shandong and Liaoning may be subject to radiation exposure. If there is a massive release of radiation resulting from complete meltdown of the Fuksushima Daichi Nuclear Plant, the radiation would have contaminated the areas up to several hundred kilometers from the nuclear reactor. The distance between Fukushima and Shandong Province is approximately 1,896 kilometres (1,178 miles), where China Northeast Logistics City—Dezhou will be located while the distance between Fukushima and Liaoning Province is approximately 1,000 kilometers (621 miles), where China Northeast Logistics City—Tieling is located.

China has deployed radiation test vehicles around major cities in China since the Fukushima nuclear crisis, especially the coastal areas close to Japan. The Ministry of Environmental Protection is responsible for monitoring the situation and has updated analyses daily at www.mep.gov.cn.

Risks Related to Our Ordinary Shares

The market price and trading volume of our ordinary shares may be volatile.

The market price of our ordinary shares may become highly volatile and subject to wide fluctuations. In addition, trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. Some of the factors that could result in fluctuations in the price or trading volume of our ordinary shares include, among other things: actual or anticipated changes in our current or future financial performance and general market and economic conditions. We cannot assure you that the market price of our ordinary shares will not fluctuate or decline significantly.

Future sales of our ordinary shares could have an adverse effect on our stock price.

We cannot predict the effect, if any, of future sales of ordinary shares, or the availability of shares for future sales, on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. In addition, a large supply of saleable ordinary shares, such as those underlying warrants sold in our May11, 2011 offering or other shares eligible for future sale, may adversely affect the prevailing market prices for our ordinary shares.

Our recent securities offering could prevent the acquisition or sale of our business.

The exercise price of the warrants sold in our recent offering may be decreased if we issue securities below the warrant exercise price or if we fail to meet certain financial targets set forth in the warrants. The exercise of the warrants could further dilute the holdings of existing shareholders.

In addition, the issuance of our ordinary shares to the investors upon exercise of the offered warrants could have an anti-takeover effect because such issuance will make it more difficult for, or discourage an attempt by, a party to obtain control of the Company by tender offer or other means. Such issuance of ordinary shares will increase the number of shares entitled to vote, increase the number of votes required to approve a change of control of the Company, and dilute the interest of a party attempting to obtain control of the Company.

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

In previous years, the PRC government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2010, China’s real GDP grew by a rate of an estimated 10.3% as compared to a rate of 9.1% and 9.6% in 2009 and 2008, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

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

From 1994 until recently, the conversion of Renminbi into U.S. dollars was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the People’s Bank of China announced a reform of its exchange rate system and revalued the Renminbi to RMB8.11 to US$1.00. Under the reform, the Renminbi would no longer be effectively linked to the United States dollar but instead would be allowed to fluctuate within a narrow and managed band against a basket of foreign currencies. We cannot assure you that such exchange rate will not fluctuate widely against the U.S. dollar, Hong Kong dollar or any other foreign currency in the future. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. However, we cannot predict if or when these further reforms will occur. Although currently a substantial portion of our revenues, expenses and bank loans are denominated in Renminbi, we do have loans that are denominated in Hong Kong dollars. Fluctuation of the value of Renminbi will affect the amount of our non-Renminbi debt service in Renminbi terms since we have to convert Renminbi into non-Renminbi currencies to service our foreign debt. Since a substantial portion of income and profits are denominated in Renminbi, any appreciation of Renminbi will also increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi will decrease the value of, and any dividends payable on, our shares in foreign currency terms.

Our payments of the statutory employee welfare may deemed as inadequate and we may subject to administrative penalties.

According to PRC law and Chinese regulations for social insurance and housing funds, our PRC subsidiaries are required to make contributions to the social insurance, including (i) pension; (ii) medical insurance; (iii) unemployment insurance; (iv) work related injury insurance; (v) maternity insurance, and to the housing funds for its employees. Our PRC subsidiaries have been paying for social insurance.

Our PRC subsidiaries have not made contributions for the employee housing funds. If requested by the local housing fund administration authority, our PRC subsidiaries shall make up the housing funds contributions for their employees and may be subject to certain administrative fines. While we believe that the amounts of any such payments or fines would be insignificant and the likelihood of our having to pay them is remote, our belief may be mistaken.

Risk Related to U.S. Taxation

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in a significant U.S. federal income tax liability to us.

Section 7874(b) of the Internal Revenue Code, or Section 7874(b), generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) applied to the liquidation of Man Sang Holdings Inc. in 2009, then we would be subject to U.S. federal income tax on our worldwide taxable income following the liquidation.

We believe that under Section 7874(b), we should not be treated as a domestic corporation for U.S. federal income tax purposes because Man Sang Holdings Inc. transferred no assets to us (other than rights to a potential tax refund, which was insignificant). However, the IRS may assert that we are subject to U.S. federal income tax on our worldwide income after the liquidation.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2011. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Material United States Federal Income Tax Consequences.”

Item 4.	Information on the Company

A. History and Development of the Company

China Metro-Rural Holdings Limited, or China Metro, was incorporated in the British Virgin Islands as an international business company under the name Man Sang International (B.V.I.) Limited, or MSBVI, under the International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004. Prior to August 25, 2009, MSBVI was a wholly owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidated and dissolved, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction (the “Reorganziation”), MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. On March 19, 2010, MSBVI was renamed China Metro-Rural Holdings Limited. Our ordinary shares are traded on the NYSE Amex under the ticker symbol “CNR”.

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

Subsequent to the Reorganization, pursuant to an agreement and plan of merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

As a result of the Merger, our principal operating subsidiaries are China Metro-Rural Limited and its subsidiaries as well as Man Sang International Limited and its subsidiaries.

In addition, on July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL held by the Company, represented approximately 494 million ordinary shares of MSIL and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and has discontinued its pearls and real estate businesses, or the Discontinued Operations, which was previously operated through MSIL. Selected financial data of the Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Data”.

B. Business Overview

China Metro-Rural Holdings Limited, or China Metro, is focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China that facilitate a relationship between sellers and buyers of agricultural products and small goods, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Our agricultural logistics business is comprised of the (1) development and operation of integrated agricultural logistics and trade centers and supporting facilities; and (2) property management which engages in the management of developed properties within the logistics platforms—known as China Northeast Logistics Cities. We currently are developing two locations in the PRC, namely Northeast Logistics City in Tieling City, Liaoning Province, or China Northeast Logistics City—Tieling, and Dezhou Northeast Logistics City in Dezhou City, Shandong Province, or China Northeast Logistics City—Dezhou.

Each China Northeast Logistics City is an integrated agricultural logistics and trade center platform which mainly focuses on agriculture industry, including agricultural products, agricultural machineries, fertilizers and chemicals, and small goods. Our first project, China Northeast Logistics City—Tieling is currently operating, and, planning and construction work for our second integrated agricultural logistics and trade center platform, China Northeast Logistics City—Dezhou, commenced in June 2011 in Dezhou City, Shandong Province.

Upon the completion of its first phase, or Phase I, China Northeast Logistics City—Tieling will have a planned total gross floor area, or GFA, of approximately 2.0 million square meters. We sell and lease trade center units at China Northeast Logistics City—Tieling to agricultural traders, farmers, domestic and international suppliers, distributors of raw materials and agricultural products, and we provide superior facilities and an integrated platform from which to display and sell their agricultural or related products to buyers. We focus on developing our trade centers by providing superior project planning and managing completed trade centers with quality services. We intend to maintain an optimal mix between trade center units for sale and trade center units held as investment properties for lease. As of March 31, 2011, a total GFA of approximately 441,230 square meters (excluding self-used properties) were completed and more than 3,000 independent individuals had entered into sales and purchase agreements to purchase more than approximately 269,000 square meters of GFA, or approximately 61%, of our completed GFA. As of March 31, 2011, we completed sales of GFA of approximately 269,000 square meters (including approximately 29,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$163,191,000, or 28% of such sales, as of March 31, 2011. An additional approximately 208,000 square meters of GFA are under construction. In addition, we have GFA of approximately 256,000 square meters and approximately 91,000 square meters, which included GFA under construction, available for sale and pre-sale, and for lease, respectively, of which approximately 123,000 square meters for sale and approximately 22,000 square meters for lease have been completed.

We entered into a framework agreement to develop China Northeast Logistics City—Dezhou with the Dezhou municipal government in July 2010 and a groundbreaking ceremony was held on October 8, 2010. China Northeast Logistics City—Dezhou is located in Dezhou City of Shandong Province, approximately 60 minutes drive from Jinan, the capital city of Shandong Province. We are in the process of acquiring land use rights for the first parcels of land for China Northeast Logistics City—Dezhou, and it is expected to provide up to total GFA of 0.4 million square meters during the fiscal year ending March 31, 2012. The first phase of construction for China Northeast Logistics City—Dezhou is expected to be completed in 2014.

Each China Northeast Logistics City will provide a wide range of products and services necessary for agricultural production, including farm equipment, financial services, grain agronomy, marketing, storage and transportation. Each China Northeast Logistics City will provide trade centers covering agricultural products such as corns, rice, beans, seeds, pesticides, fertilizers, agricultural machinery and other related tools as well as industrial products such as leather, textile and clothing hardware and accessories, building materials, specialized vehicles and their spare parts. We will also facilitate and make available to our trade center tenants and their customers a full range of integrated agricultural logistics and trade facilities and services, including transportation services, warehouses, agricultural logistics liaison services, on-site agricultural logistics service providers and quality testing services. The agricultural logistics services will be provided by on-site joint venture and third party service providers in our facilities. In addition, we will provide value-added exhibition and conference, residential, hotel and office facilities and procure other parties to provide banking and advertising services as well as food and beverage services. Our business model will be further augmented by the on-site presence of PRC government agencies, which offer a diverse range of services, including registration and compliance, customs, tax administration, public security and human resources services primarily to trade center tenants, farmers and other customers.

Phase I trade centers at China Northeast Logistics City—Tieling commenced construction in January 2008, was partially completed in February 2009 and began operating in August 2009. Our development activities consist of site selection, land acquisition, project design and construction of trade centers, warehouse facilities and supporting commercial and residential facilities. Our operations consist of the operation of these trade centers and facilities on our project sites. China Northeast Logistics City—Tieling is treated as a real estate developer by the government authorities in Liaoning Province and has obtained a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013. China Northeast Logistics City—Tieling is required to either renew this qualification certificate or apply for a qualification certificate in a higher grade once the current qualification has expired.

China Northeast Logistics City—Tieling as a whole, including all trade centers and supporting commercial, warehouse and residential facilities, is expected to cover a total planned GFA of approximately 6 million square meters upon completion of all phases at the end of 2019. China Northeast Logistics City—Dezhou is expected to have a total site area of 7 million square meters, which is expected to provide GFA of approximately 15 million square meters upon completion of all phases in 2021.

As of March 31, 2011, our total investment for Phase I of China Northeast Logistics City—Tieling is approximately RMB1,573 million (US$239 million).

All of our agricultural logistics business revenues during the past three years were derived from our operations at China Northeast Logistics City—Tieling, and were from sales of trade center units. China Northeast Logistics City—Tieling began to generate revenue in the fiscal year ended March 31, 2009 with net revenue of approximately HK$1.1 million, all of which were contributed from sales of trade center units. Net revenues in the fiscal year ended March 31, 2010 were approximately HK$337.7 million, with HK$336.7 million, HK$0.6 million and HK$0.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Net revenues in the fiscal year ended March 31, 2011 were approximately HK$581.6 million, with HK$575.6 million, HK$4.5 million and HK$1.5 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties (which include investment properties under construction) were approximately HK$6.5 million, HK$155.6 million and HK$111.5 million, in the fiscal years ended March 31, 2009, 2010, and 2011. In the fiscal years ended March 31, 2009, 2010, and 2011, changes in fair values of investment properties represented 6.7%, 70.4% and 41.3% of our net profit from our continuing operation after taking into account relevant deferred income tax.

The following map illustrates the geographic location of China Northeast Logistics City—Tieling:

The following maps illustrate the geographic location of China Northeast Logistics City—Dezhou:

Completed Property Development

Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. Construction of 441,230 square meters of trade centers and residential properties was completed as of March 31, 2011.

Properties under Development

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Tieling, with a planned GFA of approximately 208,000 square meters.

Properties Planned for Future Development

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the remaining area of Phase I of China Northeast Logistics City—Tieling, which will be approximately 1.6 million square meters. We expect to complete Phase I construction by 2019.

The planned site area for Phase II of China Northeast Logistics City—Tieling will be approximately 2.1 million square meters according to a framework agreement that was signed in 2006. We are in the initial planning stages for Phase II of China Northeast Logistics City—Tieling, and we have already obtained land-use rights certificates for an area of approximately 0.4 million square meters.

Competitive Strengths

We believe that we are well-positioned to take advantage of the continued strong growth in the trade of agricultural industrial materials as a result of China’s growing position as a global manufacturing and export center and China’s increasing domestic consumption. We believe that we have the following competitive strengths:

Our innovative business model provides an integrated platform for our trade center tenants and their customers to receive a comprehensive range of trade, agricultural logistics and supporting services.

The scale and scope of each China Northeast Logistics City, which serves agricultural and related industries, attracts buyers and sellers seeking to take advantage of the synergies present within our integrated agricultural logistics and trade centers. Buyers are able to meet their purchasing needs for a wide range of agricultural raw materials and products as well as effectively diversify and tailor their sourcing needs. Sellers are able to streamline their business operations by taking advantage of the full range of on-site agricultural logistics and trade solutions available at our trade centers. In addition, hotel and restaurant facilities are available on-site for the convenience of trade center tenants and their customers. As our trade centers serve as a wholly integrated, single shop for both buyers and sellers, we believe this business model will continue to set us apart from our competitors and attract new tenants and customers, while allowing us to retain our current tenants and customers.

Our current integrated agricultural logistics and trade centers at China Northeast Logistics City—Tieling are strategically located in fast growing agricultural, manufacturing and economic centers in Manchuria near well-developed transportation networks and infrastructure.

Manchuria is comprised of Liaoning, Jilin and Heilongjiang provinces.

The great Manchurian plain (average elevation 1,000 ft/300 m), crossed by the Liao and Songhua Rivers, is the only extensively level area in that region. Fertile and densely populated, it has been a major manufacturing and agricultural center of China. As one of the few areas in the country suitable for large-scale mechanized agriculture, it has numerous collective farms. Long, severe winters limit harvests to once a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and kaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed, and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast.

In addition, China Northeast Logistics City—Tieling is connected to each of the major railway arteries in Northeast China as well as at least two major highways linking each of the major cities in the Manchuria region, Russia, North Korea and South Korea. Located in Bohai sea region, China Northeast Logistics City—Tieling also has access to heavy port facilities in the Yellow Sea coast.

Below is a map that sets out the location of China Northeast Logistics City—Tieling and the surrounding transportation network in the Manchuria area.

Our planned integrated agricultural logistics and trade centers at China Northeast Logistics City—Dezhou will be strategically located in fast growing agricultural and industrial economic centers in Northern China near well-developed transportation networks and infrastructure.

China Northeast Logistics City—Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three hour drive from Beijing and eight hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 5 million and 94 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$596 billion in 2010, which ranked third among Chinese provinces.

Shandong is historically well known for both agricultural and industrial outputs such as corn, cotton, fertilizers and wheat as well as rolled steel, tractors and farming machinery.

We believe the strategic location and agricultural and industrial production near China Northeast Logistics City—Dezhou offers significant opportunity for us.

We enjoy strong municipal and regional government support in the locations in which we currently plan to operate.

In selecting new sites for our projects, we strategically seek out locations in which local and regional governments have actively expressed a desire to develop integrated logistics and trade services in their long-term plans. In so doing, we are able to ensure that our business operations are closely aligned with the long-term economic development plans of the region in which we develop and operate. With respect to China Northeast Logistics City—Tieling, with local administrative support, we were able to secure a plot of land in excess of one square kilometer quickly, efficiently and in accordance with relevant approval procedures. Pursuant to the terms of our mutual agreement, representatives of the municipal governments undertook or will undertake the responsibility for relocating all prior occupants of the land as well as improving roads and infrastructure within each China Northeast Logistics City. In addition, as part of a broader effort to improve local transportation infrastructure, government authorities have also undertaken construction of new roads and other supporting infrastructure surrounding each China Northeast Logistics City. Several PRC Government agencies also plan to have an on-site presence at each China Northeast Logistics City to assist trade center tenants and other visitors. We believe each China Northeast Logistics City will remain an important part of the municipal and regional governments’ overall strategy to develop the local economy by creating new jobs, contributing increased tax revenues and attracting new manufacturing plants and commercial development to the surrounding area.

The founding shareholders of China Metro-Rural Limited possess in-depth experience and extensive networks of contacts within their respective industries.

The two founding shareholders of China Metro-Rural Limited, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of the founding shareholders of China Metro-Rural Limited, is also the Chairman of Shenzhen Logistics and Supply Chain Managers Management Association. He is also a member of the Shenzhen committee of the Chinese People’s Political Consultative Conference. Mr. Leung Moon Lam is a member of the Liaoning committee of the Chinese People’s Political Consultative Conference. He is also the chairman of the Shenzhen Textile Industry Association and the executive chairman of the Shenzhen Leather Industry Association.

We have a strong, experienced management team with a demonstrated record of success.

We consider the strength of our senior management team to be fundamental to the success of our integrated agricultural logistics and trade center development projects. We rely on our senior management’s experience and insight on important factors that contribute to the success of our projects, such as careful site selection, detailed project management, stringent cost control and effective quality control. Our senior management team also has extensive experience in real estate operations and financial management, which we believe provides us with a key competitive advantage. Our financial team includes professionals with experience in financial management, mergers and acquisitions, capital markets financing and corporate restructuring. Furthermore, we have developed a strong sales team with specialized experience in each of the different trade and agricultural logistics services industries represented at China Northeast Logistics City—Tieling. We believe our management team’s comprehensive industry background has helped us to achieve our past success and will enable us to successfully implement our growth strategies in the future.

Strategy

Our objective is to become the leading developer and operator of large-scale, agricultural and industrial integrated logistics platforms in the PRC. To achieve this objective, we intend to implement the following strategies:

Maximize occupancy rates, rental rates, sales prices and traffic flow in our existing and planned trade centers.

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers of Phase II of China Northeast Logistics City—Tieling, which we expect will be offered at higher rental rates and sales prices than those charged for trade centers in Phase I. In the fiscal year ended March 31, 2011, our average selling price was HK$3,482 per square meter, represented an increase of approximately 8% as compared with the average selling price of HK$3,228 per square meter in the fiscal year ended March 31, 2010.

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

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City—Tieling, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. We have also signed non-binding memorandum of understanding with two state-owned enterprises (China Grain and Logistics Corp) to be anchor tenants and entered into a non-binding strategic alliance with Liaoning Chemical Fertilizers Co. Ltd. to build the largest fertilizer trade market in Liaoning. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

•

Building a strong brand by expanding into other cities and regions. We intend to expand the brand name “China Northeast Logistics City” into other cities and regions in the PRC by establishing a network of China Northeast Logistics Cities. By creating a network, we hope to create synergy between China Northeast Logistics Cities in different regions where customers from each China Northeast Logistics City will be attracted to one another, thus creating more transactions.

Build our market position and enhance our brand recognition.

We intend to augment our sales and marketing program to further strengthen our market position and enhance brand recognition by using a variety of promotional, advertising, public relations and customer service campaigns in China. We will emphasize the competitive strengths of our trade centers, including strategic location, integration into the global agricultural logistics supply chain, strong supporting infrastructure and services and high quality and superior management in our marketing efforts. Our marketing promotions and advertising campaigns will target domestic and multinational companies active in the industries represented at our trade centers. We believe that these marketing activities will better enable us to promote our trade centers, attract quality trade center tenants and enhance our brand recognition among domestic and international buyers and suppliers of industrial materials and finished goods, creating higher demand for our trade center units.

Achieve and maintain an optimal mix between properties for sale and investment properties for lease.

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

•	Investment properties under construction, representing properties held for long-term investment and for leasing purposes upon completion.

•	Properties held for sale, representing properties for which we have completed construction and are ready to be sold and occupied by potential buyers and tenants.

•	Properties under planning, representing development activities consisting of site selection, land acquisition and project design.

In determining the estimated commencement and completion dates for our properties under development and planned for future development, we rely on certain assumptions, including that: (1) there will be no material changes with respect to the general economic conditions in the PRC, performance of the PRC property market or demand for agricultural materials, particularly in the regions where we plan to develop such properties; (2) there will be no material change in the regulatory regime governing the real estate market in the PRC which adversely affects our ability to develop such properties; (3) there will be no significant obstacles in obtaining necessary licenses and approvals to develop such properties; (4) we will be able to obtain adequate funding through internal financing, bank borrowings and shareholder loans, as well as expanding our sources of external financing, including access to debt and equity financing, to develop such properties; (5) we will be able to obtain sites identified for future development pursuant to the terms of the master agreements governing the construction and development of such projects; (6) we will be able to obtain land-use rights and building ownership certificates necessary to commence development of such projects; (7) the services rendered by independent contractors engaged in the construction of such properties will be performed in a satisfactory manner that meets our quality requirements; (8) there will be no material increase in the costs of construction materials and labor in the PRC; and (9) we will not be involved in any material legal or other governmental proceedings arising from the transfer or development of such properties.

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

PRC law prescribes different maximum periods for the grant of a land-use right by the PRC Government to the land user, subject to the payment of the land grant fee by the land user. The maximum period depends upon the use of the land, and varies from 40 years for commercial, tourism and entertainment uses to 70 years for residential uses. The most common term is 50 years, such as for industrial, warehouse, office and other uses. For further information, please see “Regulation”.

China Northeast Logistics City—Tieling

We have received land-use rights with respect to approximately 1,788,308 square meters of a total site area of approximately 3.9 million square meters planned for development for China Northeast Logistics City—Tieling. Other than as discussed below, we have obtained all necessary land-use rights and building ownership certificates to conduct our operations at China Northeast Logistics City—Tieling. The land-use rights for the Phase I are for a period ranging from 40 to 70 years commencing from the respective dates as specified in the land-use rights certificates.

We have paid for and signed a land grant contract with the government for approximately 1,788,308 square meters of land planned for use in Phase I and 420,312 square meters of land planned for use on Phase II, which together representing approximately 57%, of the total site area for China Northeast Logistics City—Tieling. As of March 31, 2011, we received all land-use rights for Phase I of our development. All the land has gone through auctions.

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

Sales and Marketing

As of March 31, 2011, we had a team of approximately 84 sales and marketing and customer services personnel located in Tieling City who are responsible for the sales, leasing and marketing of the store units in the trade centers and the other properties in China Northeast Logistics City—Tieling. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

We conduct marketing of China Northeast Logistics City—Tieling through a variety of channels, including the network of our founding shareholders, advertising media, events and exhibitions and activities of trade associations. China Northeast Logistics City—Tieling also has its own website www.nlc88.com which provides a platform for promoting China Northeast Logistics City—Tieling and the business carried out therein.

Lease Agreements

China Northeast Logistics City—Tieling Phase I

Overview

As of March 31, 2011, we had approximately 1,251 completed trade center units for lease at Phase I of China Northeast Logistics City—Tieling. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of Phase I trade center units, we provided early tenants with preferential rental rates and rent-free periods of up to 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our Phase I trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2011, taking into account the above preferential terms, the average effective monthly rental rate for our Phase I trade center units is approximately RMB 56 per square meter annually (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business more efficiently and effectively, we have constructed and occupied the following properties at China Northeast Logistics City—Tieling as at March 31, 2011:

•

Administrative Tower, a 5-story building with a total gross floor area of approximately 10,757 square meters. The Tower is used as our headquarters of China Northeast Logistics City—Tieling and is used by us for daily administrative duties.

•

Sales Center, a 2-story building with office area with a total gross floor area of approximately 2,265 square meters. The Sales Center is used as showroom at China Northeast Logistics City—Tieling and is used by our sales team for daily sales and administrative duties.

Recent Developments

China Northeast Logistics City—Tieling

We have recently acquired four additional parcels of land with a total site area of approximately 420,312 square meters for the next phase, or Phase II, of China Northeast Logistics City—Tieling.

For the portion of Phase I of China Northeast Logistics City—Tieling that has been pre-sold/sold, average selling price increased by approximately 8% from HK$3,228 per square meter in the fiscal year ended March 31, 2010 to HK$3,482 per square meter in the fiscal year ended March 31, 2011. As of March 31, 2011, we have pre-sold/sold total GFA of approximately 302,000 square meters.

Sales of GFA increased by 58.7% from approximately 104,000 square meters in the fiscal year ended March 31, 2010 to 165,000 square meters in the fiscal year ended March 31, 2011.

China Northeast Logistics City—Dezhou

We have completed the formation of a project company in Dezhou City, and it is in the process of acquiring land use rights for the first parcels of land from the government. Planning and construction commenced in June 2011. It is expected to provide up to total GFA of 0.4 million square meters during the fiscal year ending March 31, 2012.

Our Corporate Information

Our principal executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “ ” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ” and “NLC” with the PRC Trademark Office under various categories relating to metals, textiles, machines, electronics and many other categories. We are also the owner of the domain names of “nlc88.com”, “ ..com” and “www.chinametrorural.com”.

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

Facilities

Our principal executive office, which is comprised of approximately 1,512 square feet pursuant to a lease that expires on March 16, 2014, is staffed by management and office personnel. Our China administrative office for China Northeast Logistics City—Tieling is located at Administrative Tower, China Northeast City, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC. Our administrative and sales office for China Northeast Logistics City—Tieling, which is comprised of approximately 13,022 square meters in supporting commercial facilities located within China Northeast Logistics City—Tieling, is also staffed by management and office personnel. We have land-use rights and building ownership rights for the buildings in which our Tieling City office and sales office are located. Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhou, Shandong Province, PRC, which is comprised of approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee on a rent-free basis.

Legal Proceedings

As of March 31, 2011, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

Agricultural logistics

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution, earthquake and acts of terrorism. As of March 31, 2011, we had not experienced any significant loss or damage to our properties.

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

Overview

We, through our PRC subsidiaries, China Tieling Northeast and China Dezhou Northeast, are a developer in the PRC of integrated agricultural logistics and trade centers and is subject to extensive government regulation in the PRC. In connection with our integrated agricultural logistics and trade center development activities, we are subject to a number of PRC laws and regulations relating to the land system in the PRC, such as those related to land-use rights (including how land-use rights may be acquired and transferred), documents of title, property development, real estate loans, mortgages and other financing techniques, property management, leasing and property-specific taxes. Our customers and agricultural logistics providers located on-site at Tieling are subject to PRC laws and regulations, and licensing requirements, relating to the import/export industry and the provision of agricultural logistics services.

Our Treatment as an Integrated Logistics Enterprise and Industrial and Agricultural Exchange

We, through our PRC subsidiaries, China Tieling Northeast and China Dezhou Northeast, provide or will provide platforms for a variety of industrial and agricultural exchange, integrated agricultural logistics and trade services and facilities, including transportation services, warehouses, and other services. Because China Tieling Northeast develops properties necessary for its integrated logistics and trade center operations, China Tieling Northeast is subject to certain PRC laws, regulations and policies applicable to property development enterprises.

According to Regulations for Guiding the Direction of Foreign Investment ( ) issued by the State Council on February 11, 2002, foreign investment projects must be examined, approved and submitted for record by development planning authorities or foreign trade and economic cooperation authorities, depending on the nature of the projects. Our PRC subsidiary China Tieling Northeast was examined and approved by the Tieling Bureau of Foreign Trade and Economics Cooperation and established on May 15, 2007, and it was filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on September 1, 2009.

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

The state-owned land-use rights obtained by China Tieling Northeast have been granted by way of listing at the Tieling Land Reserve Center on July 3, 2007 and February 25, 2008, respectively.

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

China Tieling Northeast, as grantee, and the Tieling State-owned Land and Resource Bureau, as the PRC land authority responsible for the grant of the state-owned land-use rights, have entered into various land grant contracts. The majority of the terms of China Tieling Northeast’s land grant contracts are consistent with the model land grant contract. However, certain terms have been added or amended to suit China Northeast’s circumstances.

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

We have provided guarantees to a bank on 52 China Northeast Logistics City—Tieling trade center units sold to our customers effective during the entire term of the mortgages. These guarantees were released by the bank during the current year.

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

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we acknowledges that China Tieling Northeast is treated as a foreign investment real estate enterprise engaged in integrated logistics projects and is subject to the requirements imposed on such enterprises.

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

We expect to inject China Tieling Northeast’s future proceeds for Phase II in stages, each of which will be subject to the approval by Tieling Bureau of Foreign Trade and Economics Cooperation and the State Administration of Foreign Exchange.

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

Since our PRC subsidiary China Tieling Northeast is considered a foreign investment real estate developer, we may not inject capital into China Tieling Northeast in the form of shareholders’ loans. Further, China Tieling Northeast is subject to a registered capital ratio requiring China Tieling Northeast to maintain registered capital levels at 50% or more of China Tieling Northeast’s registered total investment.

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

The Tieling Urban Construction Comprehensive Development Office has granted a short term (one year) qualification certificate to China Tieling Northeast in order to allow China Tieling Northeast to undertake the development of property necessary for its integrated logistics operations. On August 6, 2009, China Tieling Northeast obtained from the Liaoning Housing and Urban Rural Construction Bureau an annual renewal of the qualification certificate.

The Dezhou Housing and Urban Rural Construction Bureau has granted a temporary qualification certificate to Dezhou Northeast City Property Co., Ltd. to allow Dezhou Northeast City Property Co., Ltd to undertake the development of properties in the PRC. The temporary qualification certificate will expire on June 30, 2012.

Each of China Tieling Northeast and Dezhou Northeast City Property Co., Ltd. have the requisite qualification certificates for engaging in their property development activities. China Tieling Northeast and Dezhou Northeast City Property Co., Ltd. will apply to obtain the requisite qualification certificates for their properties planned for future development in Tieling City and Dezhou City as required to conduct their operations.

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

Since July 2009, China Tieling Northeast has been entering into unit lease contracts with third parties. Agreements with third party tenants are contracts granting the tenants the right to use the units for a set period of time. Due to the fact that the Property Law and other relevant PRC laws and regulations do not specifically define this right in relation to housing, these agreements are treated as lease agreements.

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

We began entering into lease agreements for certain units prior to obtaining building ownership certificates. Based on relevant PRC laws and regulations, obtaining building ownership certificates is not a prerequisite to enter into lease agreements. In addition, pursuant to the Tieling Measures for Administration of the Lease of Urban Premises ( ), within 30 days after the execution of a lease agreement or delivery of a unit, China Tieling Northeast and the tenant of such unit are required to register the lease agreement with the local authority, Tieling Real Estate Administration Bureau. We are in the process of making such registrations. Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, this should not affect the effectiveness or validity of our existing lease agreements with tenants.

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

Under the Measures for the Administration of the Sale of Commodity Premises ( ), and the Urban Commodity Premises Pre-Sale Measures ( ) issued by the Ministry of Construction on April 4, 2001 and July 20, 2004, respectively, the sale of commodity premises, which include residential properties, commercial properties (such as China Tieling Northeast’s trade center units) and other buildings that are developed by property developers can include both pre-completion and post-completion sales.

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

Restrictions on the Sale of Commodity Properties

We (through our PRC subsidiaries China Tieling Northeast and Dezhou Northeast City Property Co., Ltd.) are treated by local authorities as a real estate developer focused on integrated logistics in Tieling, and, as such, is subject to certain PRC laws, regulations and policies otherwise applicable to property development enterprises, including the Commodity Premises Sale Measures.

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

On April 17, 2010, the State Council of PRC issued the Notice on Controlling the Skyrocketing Price of Properties in Some Cities ( ) which sets forth some new regulations on real estate financing as follows:

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

The Law of the People’s Republic of China on Environmental Impact Assessments ( ), adopted by the National People’s Congress on October 28, 2002 and became effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project shall not approve construction of the project, and the construction work unit may not commence work.

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

Dividend Distribution and Remittance

Under PRC laws and regulations, wholly foreign-owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China may be required to set aside at least 10.0% of its after-tax profits based on its articles of association each year, if any, to PRC surplus reserve until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends. If the registered capital of a foreign investment enterprise has not been fully paid in accordance with the articles of association, dividends in foreign currency may not be remitted out of the PRC.

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

Environmental Matters

We are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments with respect to our logistics platform businesses, where our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and recordation. Approval from the environmental authorities on such report is required before delivery of the properties. In the past, we have not experienced any difficulties in obtaining such approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. Our operations have not been subject to payment of material fines or penalties for violations of environmental regulations.

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. Our environmental compliance costs were approximately HK$34,000 and HK$228,000 for fiscal years 2011 and 2010, respectively, which was solely attributable to the Discontinued Operations.

C. Organizational Structure

The following chart shows our corporate structure as of April 15, 2011, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

D. Property, Plants and Equipment

Property

Hong Kong

Headquarters. We entered into a tenancy agreement for a property at Suite 803, 8th Floor, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for a term of three years commencing from December 15, 2009, which comprised approximately 1,072 square feet. The tenancy agreement was replaced by a new tenancy agreement dated January 18, 2011 with a new property at Suite 2204, 22th Floor, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong for a term of approximately three years commencing from Mach 21, 2011 to March 16, 2014, which comprises approximately 1,512 square feet.

People’s Republic of China

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters at China Northeast Logistics City—Tieling, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC, which are staffed by management and office personnel. We have land-use rights and building ownership rights for the buildings in which our China Northeast Logistics City—Tieling office and sales center are located. Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhiu, Shandong Province, PRC, which comprises approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee on a rent-free basis.

Properties for sale and lease. Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. As of March 31, 2011, construction of 441,230 square meters of trade centers and residential properties were completed, out of which, 269,000 square meters were sold; whereas among 1,251 completed trade center units for lease, 810 units were leased out.

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

Subsequent to the Reorganization, pursuant to an agreement and plan of merger or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company declared a dividend to its shareholders by way of distribution in specie of the entire equity interest in MSIL held by the Company, represented by 494 million ordinary shares, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, or the Discontinued Operations, which was previously operated through MSIL. Details of results of the Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Data”.

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2011 and 2010 and for the years ended March 31, 2011, 2010 and 2009.

Overview

At the end of the fiscal year ended March 31, 2011, the Group had one main business segment, our Agricultural Logistics Operation, which is presented as the continuing operation on the face of the consolidated income statement of the Group for the fiscal years ended March 31, 2011, 2010 and 2009.

One of our discontinued business segments was engaged in the purchase, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products, or the Pearl Operation. We were one of the world’s largest purchasers and processors of saltwater cultured and freshwater cultured pearls.

Our other discontinued business segment was engaged in real estate development and real estate leasing, or the Real Estate Operation. We operated real estate for lease and sale in Hong Kong and the PRC, including (1) an industrial complex located in the Shenzhen Special Economic Zone, PRC, or the Man Sang Industrial City; (2) China Pearls and Jewellery City, a market center with various supporting facilities, including manufacturing, processing, exhibition and residential facilities, among others, located in Shanxiahu, Zhuji, Zhejiang Province, PRC; and (3) commercial and residential properties in Hong Kong, or the Hong Kong Properties.

The Pearl Operation and Real Estate Operation together comprise the Discontinued Operations.

Our Agricultural Logistics Operations are engaged in the development and operations of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural products and small goods, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Following the Distribution discussed above, it resulted in the discontinuation of the Pearl Operation and the Real Estate Operation, or, collectively, the Discontinued Operations, which were previously carried out through MSIL. As a result of such discontinuation, the results of operations of the Discontinued Operations have been presented as a single line item on the face of the consolidated income statement of the Group. We are now entirely focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China.

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

To promote sales of certain properties, the Company, through its Discontinued Operations, conducted a promotional sale of these properties during fiscal year ended March 31, 2010 and fiscal year ended March 31, 2011 prior to the Distribution wherein it sold such properties at special rates to selected purchasers which was different from the normal sales of properties as discussed above where no special rates were given. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties as well as the sales of these properties were at special rates, the Company determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

Promotional sale of certain properties

As discussed under “Revenue from sales of properties with operating leaseback”, the Company, through the Discontinued Operations, conducted a promotional sale of certain properties during the year. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge. Of the explicitly agreed transaction price, the Company received a down-payment of 24% in cash amounting to HK$18,459,000 and HK$4,147,000 in the fiscal year ended March 31, 2010 and year ended March 31, 2011 prior to the Distribution, respectively, upon transfer of title to the properties with the remainder HK$71,167,000 and HK$13,131,000, respectively, being receivable in future. As all the revenue recognition criteria had been met, the Company recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received.

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

Impairment of trade receivables

The management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date. In respect of the trade receivables past due over 60 days but not impaired, majority of which are related to sales of properties in mainland China, they are due to the reason that longer time is normally required for customers to apply for mortgages in the location at which the Company’s subsidiaries are operated. As most of these mortgages were approved by banks and balances settled subsequent to the date of statement of financial position and additional resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

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

A. Operating Results

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2011, 2010 and 2009:

	2011	2010	2009
	HK$’000	HK$’000	HK$’000
Continuing operation:
Revenue	581,573	337,659	1,044
Cost of sales	(352,265)	(209,415)	(664)

Gross profit	229,308	128,244	380
Other income, net	68,234	36,154	1,276
Other gains/(losses), net	8,928	(146)	132,537
Selling expenses	(22,436)	(8,276)	(10,890)
Administrative expenses	(64,748)	(59,676)	(31,496)
Increase in fair value of investment properties and investment properties under construction	111,528	155,631	6,556

Operating profit	330,814	251,931	98,363
Finance (costs)/income—net	(3,124)	365	1,879
Share of losses of an associate	(386)	—	—

Profit before income tax	327,304	252,296	100,242
Income tax expenses	(124,630)	(86,558)	(26,724)

Profit for the year from continuing operation	202,674	165,738	73,518
Discontinued operations:
Profit/(loss) for the year from discontinued operations, net of tax	29,878	(24,189)	(140,336)

Profit/(loss) for the year	232,552	141,549	(66,818)

Attributable to:
Equity holders of the Company	227,346	171,408	42,540
Non-controlling interests	5,206	(29,859)	(109,358)

	232,552	141,549	(66,818)

Results of operations of the Discontinued Operations

	2011	2010	2009
	HK$’000	HK$’000	HK$’000
Revenue	157,452	339,379	359,734
Cost of sales	(117,241)	(276,602)	(226,422)

Gross profit	40,211	62,777	133,312
Other income and gains/(losses), net	7,722	16,776	(9,783)
Recycling of exchange difference to profit or loss upon the Distribution	20,284	—	—
Expenses	(33,983)	(114,073)	(141,100)
Increase/(decrease) in fair values of investment properties and investment properties under construction	1,592	(3,991)	(184,572)

Operating profit/(loss)	35,826	(38,511)	(202,143)
Finance income—net	87	238	9,729
Share of results of an associate	17	48	(53)

Profit/(loss) before income tax	35,930	(38,225)	(192,467)
Income tax (expenses)/credits	(6,052)	14,036	52,131

Profit/(loss) for the year from discontinued operations	29,878	(24,189)	(140,336)

Attributable to:
Equity holders of the Company	23,950	5,504	(30,978)
Non-controlling interests	5,928	(29,693)	(109,358)

	29,878	(24,189)	(140,336)

Fiscal Year Ended March 31, 2011 Compared with Fiscal Year Ended March 31, 2010

Continuing Operation

Revenue

Revenue in the fiscal year ended March 31, 2010 was approximately HK$337.7 million, which consisted primarily sales of trade center units of approximately HK$336.7 million. Revenue in the fiscal year ended March 31, 2011 was approximately HK$581.6 million, which consisted primarily sales of trade center units and supporting facilities of approximately HK$575.6 million. The change was attributable to an increase in sales of trade center units and supporting facilities with the number of units sold and gross floor area of approximately 1,660 units and approximately 165,000 square meters (2010: approximately 1,350 units and approximately 104,000 square meters), respectively, which included a hotel property with gross floor area of approximately 26,956 square meters (2010: nil). In the fiscal year ended March 31, 2011, our average selling price was HK$3,482 per square meter, which represented an increase of approximately 8% as compared with the average selling price of HK$3,228 per square meter in the fiscal year ended March 31, 2010. The remainder of revenue represented rental income from leases of trade center units of approximately HK$4.5 million and property management fee income of approximately HK$1.5 million.

Cost of Sales

In the fiscal year ended March 31, 2010, our cost of sales was approximately HK$209.4 million. In the fiscal year ended March 31, 2011, our cost of sales was approximately HK$352.3 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

Our gross profit increased by HK$101.1 million, or 78.9%, from HK$128.2 million for the fiscal year ended March 31, 2010 to HK$229.3 million for the fiscal year ended March 31, 2011. The gross profit margin, or gross profit as a percentage of total revenue, increased from 38.0% in for the fiscal year ended March 31, 2010 to 39.4% in for the fiscal year ended March 31, 2011. The increase was primarily due to an increase in the average selling prices while construction costs remained relatively steady.

Other Income and Other Gains, Net

In the fiscal year ended March 31, 2010, our other income and gains were approximately HK$36.0 million, primarily from government subsidy of approximately HK$36.6 million, but offset partly by other net loss from a construction contract of approximately HK$0.8 million.

In the fiscal year ended March 31, 2011, our other income and gains were approximately HK$77.2 million, resulting primarily from government grants of approximately HK$56.0 million, net income recognized for a construction contract of approximately HK$11.0 million and gain on disposal of a land use right as a result of an injection into an associate of approximately HK$8.5 million.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2010, our fair value of investment properties and investment properties under construction were HK$103.4 million and HK$159.3 million, respectively, and a fair value gain of HK$155.6 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2011, our fair value of investment properties and investment properties under construction were HK$134.0 million and HK$346.7 million, respectively, and a fair value gain of HK$111.5 million was recognized in the consolidated income statement. The increase in fair value gain was mainly attributable to the increase in land value.

Selling Expenses

Our selling expenses increased by HK$14.2 million, or 171.1%, from HK$8.3 million for the fiscal year ended March 31, 2010 to HK$22.4 million for the fiscal year ended March 31, 2011. The increase in selling expenses was primarily due to an increase in advertising expenses of approximately HK$11.6 million, an increase in salaries and commissions paid to sales executives for sales of properties of approximately HK$1.5 million and an increase in printing expenses incurred for printing of marketing materials of approximately HK$0.7 million. The increase in the above expenses was a result of new sales campaign initiated and the commencement of the new sales center in the fiscal year ended March 31, 2011.

Administrative Expenses

Administrative expenses increased by approximately HK$5.0 million, or 8.5%, from approximately HK$59.7 million in the fiscal year ended March 31, 2010 to approximately HK$64.7 million in the fiscal year ended March 31, 2011. The increase in administrative expenses was primarily due to an increase in impairment of trade receivables of HK$2.6 million, an increase in salaries of approximately HK$6.2 million, an increase in depreciation of approximately HK$2.6 million, an increase in heating costs of approximately HK$2.8 million, an increase in travelling expenses of approximately HK$2.1 million and a general increase in other expenses in the fiscal year ended March 31, 2011, but was set off partly by a decrease in listing related expenses such as announcement costs and share registration fees of approximately HK$1.5 million and a decrease in audit and consultancy fees of approximately HK$8.1 million.

Net Finance (Costs)/Income

Our interest income from bank deposits increased by HK$0.4 million, or 100%, from HK$0.4 million for the fiscal year ended March 31, 2010 to HK$0.8 million for the fiscal year March 31, 2011. The increase was primarily due to general increase in average bank balances.

In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$24.4 million, all of which was capitalized in properties under development. In the fiscal year ended March 31, 2011, we incurred interest expense of approximately HK$30.0 million, out of which HK$26.1 million was capitalized in properties under development and investment properties under development and the rest of HK$3.9 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2011, our weighted average borrowings and weighted average interest rate were approximately HK$502.3 million and 6.0% (2010: approximately HK$422.4 million and 5.8%), respectively.

Profit Before Income Tax From Continuing Operation

As a result of the foregoing, we had a profit before income tax from continuing operation of approximately HK$252.3 million in the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2011, we had a profit before income tax from continuing operation of approximately HK$327.3 million.

Taxation

In the fiscal year ended March 31, 2010, our income tax expense of HK$86.6 million consisted of net current income tax expenses of HK$48.5 million, deferred tax expense, arising from fair value gain on investment properties, of HK$37.5 million and under-provision for income tax of HK$0.6 million. In the fiscal year ended March 31, 2011, our income tax expenses of HK$124.6 million consisted of net current income tax expenses of HK$97.3 million and deferred tax expense, arising from fair value gain on investment properties, of HK$27.9 million which offset in part by over-provision for income tax of HK$0.6 million.

The effective tax rate increased from 34.3% in the fiscal year ended March 31, 2010 to 38.1% in the fiscal year ended March 31, 2011. The increase was caused by an increase in sales of properties in the PRC which was subject to land appreciation tax at progressive rates.

Profit for the Year from Continuing Operation

In the fiscal year ended March 31, 2010, we incurred a net profit from continuing operation of approximately HK$165.7 million. In the fiscal year ended March 31, 2011 we generated a net profit from continuing operation of approximately HK$202.7 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2010 and 2011, loss from continuing operation attributable to non-controlling interests was approximately HK$0.2 million and HK$0.7 million, respectively.

Discontinued Operations

Revenue

	2011	2010	Change
	HK$ million	HK$ million	%
Pearl Operation	88.3	261.6	-66.2
Real Estate Operation	69.2	77.8	-11.1

	157.5	339.4	-53.6

Pearl Operation

In the fiscal year ended March 31, 2010, revenue attributable to the Pearl Operation was HK$261.6 million, which represented a full year result. In the fiscal year ended March 31, 2011 prior to the Distribution, revenue attributable to the Pearl Operation was HK$88.3 million.

Real Estate Operation

In the fiscal year ended March 31, 2010, revenue attributable to the Real Estate Operation was HK$77.8 million, which represented a full year result. In the fiscal year ended March 31, 2011 prior to the Distribution, revenue attributable to the Real Estate Operation was HK$69.2 million.

Cost of Sales

	2011	2010	Change
	HK$ million	HK$ million	%
Pearl Operation	54.6	150.0	-63.6
Real Estate Operation	62.6	126.6	-50.6

	117.2	276.6	-57.6

Pearl Operation

In the fiscal year ended March 31, 2010, cost of sales attributable to the Pearl Operation was HK$150.0 million. In the fiscal year ended March 31, 2011 prior to the Distribution, cost of sales was HK$54.6 million. Cost of sales primarily consisted cost of inventory, labour cost and production overhead.

Real Estate Operation

In the fiscal year ended March 31, 2010, cost of sales attributable to the Real Estate Operation was HK$126.6 million. In the fiscal year ended March 31, 2011 prior to the Distribution, cost of sales was HK$62.6 million. Cost of sales primarily consisted of cost of construction, capitalized borrowing cost, china tax expenses in connection with sale of properties and direct cost and China tax expenses related to rental income.

Gross Profit

Pearl Operation

In the fiscal year ended March 31, 2010, gross profit attributable to the Pearl Operation was HK$111.6 million. In the fiscal year ended March 31, 2011 prior to the Distribution, gross profit was HK$33.7 million. Gross profit margin decreased from 42.7% for the fiscal year ended March 31, 2010 to 38.2% for the fiscal year ended March 31, 2011 prior to the Distribution.

Real Estate Operation

In the fiscal year ended March 31, 2010, gross loss attributable to the Real Estate Operation was HK$48.8 million. In the fiscal year ended March 31, 2011 prior to the Distribution, gross profit was HK$6.6 million. Gross profit margin increased from a gross loss margin of 62.7% for the fiscal year ended March 31, 2010 to a gross profit margin of 9.5% for the fiscal year ended March 31, 2011 prior to the Distribution.

Other Income and Gains, Net

In the fiscal year 2010, our other income and gains were approximately HK$16.8 million, primarily from a realized gain of approximately HK$8.9 million on financial assets at fair value through profit or loss, a gain of approximately HK$10.8 million on disposal of investment properties, but was set off partly by an unrealized loss of approximately HK$2.7 million on financial assets at fair value through profit or loss.

In the fiscal year ended March 31, 2011 prior to the Distribution, our other income and gains were approximately HK$28.0 million, resulting primarily from a gain on disposal of investment properties of approximately HK$5.8 million and a release of translation reserve as a result of the Distribution of approximately HK$20.3 million.

Expenses

	2011	2010	Change
	HK$ million	HK$ million	%
Selling and distribution costs	5.5	15.9	-65.4
Administrative expenses	28.5	98.2	-71.0

	34.0	114.1	-70.2

Pearl Operation

In the fiscal year ended March 31, 2010, expenses attributable to the Pearl Operation was HK$84.1 million, consisting of selling and distribution cost of HK$7.7 million and administration expenses of HK76.4 million.

In the fiscal year ended March 31, 2011 prior to the Distribution, expenses attributable to the Pearl Operation was HK$27.7 million, consisting of selling and distribution cost of HK$3.5 million and administration expenses of HK$24.2 million.

Real Estate Operation

In the fiscal year ended March 31, 2010, expenses attributable to the Real Estate Operation was HK$27.1 million, consisting of selling and distribution cost of HK$8.2 million and general administration expenses of HK$18.9 million but offset in part by recovery of provision for doubtful debt of HK$15.1 million.

In the fiscal year ended March 31, 2011 prior to the Distribution, expenses attributable to the Real Estate Operation was HK$6.3 million, consisting of selling and distribution cost of HK$2.0 million and general administration expenses of HK$4.3 million.

Changes in Fair Values of Investment Properties

In the fiscal year ended March 31, 2011 prior to the Distribution, the fair value gain of investment properties was HK$1.6 million. In the fiscal year ended March 31, 2010, the fair value loss of investment properties was HK$5.3 million, which was partially set off by a fair value gain of investment properties under construction of HK$1.3 million. The increase in fair value was primarily due to an increase in market value for the properties in Hong Kong.

Net Finance Income

In the fiscal year ended March 31, 2010, our interest income from bank deposits was HK$1.8 million. In the fiscal year ended March 31, 2011 prior to the Distribution, our interest income from bank deposits was HK$1.1 million.

In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$11.0 million, of which HK$9.4 million was capitalized in properties under development and investment properties under construction and the rest of HK$1.6 million was recognized as finance cost in the consolidated financial statements. In the fiscal year ended March 31, 2011 prior to the Distribution, we incurred interest expense of approximately HK$3.5 million, of which HK$2.5 million was capitalized in properties under development and investment properties under construction and the rest of HK$1.0 million was recognized as finance cost in the consolidated financial statements.

Profit/(Loss) Before Income Tax from Discontinued Operations

As a result of the foregoing, we had a loss before income tax from discontinued operations of approximately HK$38.2 million in the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2011 prior to the Distribution, we had a profit before income tax of approximately HK$35.9 million.

Taxation

In the fiscal year ended March 31, 2010, our income tax credit was HK$14.0 million primarily consisted of deferred tax expenses, arising from fair value loss on investment properties, of HK$26.0 million and over-provision for income tax of HK$0.9 million but offset in part by current income tax of HK$12.9 million.

In the fiscal year ended March 31, 2011 prior to the Distribution, our income tax expenses were HK$6.1 million generated by current income tax of HK$8.6 million, consisting of corporate income tax of HK$5.0 million and land appreciation tax of HK$3.6 million but offset in part by deferred tax credit of HK$2.5 million.

The effective tax rate decreased from 36.7% in the fiscal year ended March 31, 2010 to 16.8% in the fiscal year ended March 31, 2011 prior to the Distribution.

Profit/(Loss) for the Year from Discontinued Operations

In the fiscal year ended March 31, 2010, we incurred a net loss of approximately HK$24.2 million. In the fiscal year ended March 31, 2011 prior to the Distribution, we generated a net profit of approximately HK$29.9 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2010, loss attributable to non-controlling interests was approximately HK$29.7 million. In the fiscal year ended March 31, 2011 prior to the Distribution, profit attributable to non-controlling interests was approximately HK$5.9 million.

Fiscal Year Ended March 31, 2010 Compared with Fiscal Year Ended March 31, 2009

Continuing operation

Revenue

Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.0 million. Revenue in the fiscal year ended March 31, 2010 was approximately HK$337.7 million, which consisted primarily sales of trade center units of approximately HK$336.7 million. The change was attributable to increase in sales of trade center units with the number of units sold and gross floor area of approximately 1,350 units and approximately 104,000 square meters. In the fiscal year ended March 31, 2010, ouraverage selling price was HK$3,228 per square meter. The remainder of revenue represented rental income from leases of trade center units of approximately HK$0.6 million and property management fee income of approximately HK$0.4 million.

Cost of Sales

In the fiscal year ended March 31, 2009, our cost of sales was approximately HK$0.7 million. In the fiscal year ended March 31, 2010, our cost of sales was approximately HK$209.4 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

In the fiscal year ended March 31, 2009, our gross profit was approximately HK$0.4 million. In the fiscal year ended March 31, 2010, our gross profit was approximately HK$128.2 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 38.0% in the fiscal year ended March 31, 2010.

Other Income and Other (Losses)/Gains, Net

In the fiscal year 2009, our other income and other gains were HK$133.8 million, resulting primarily from a gain on disposals of a property development project of approximately HK$132.5 million and net income recognized for a construction contract of approximately HK$1.2 million.

In the fiscal year 2010, our other income and gains were approximately HK$36.0 million, primarily from government subsidy of approximately HK$36.6 million, but offset partly by other net loss from a construction contract of approximately HK$0.8 million.

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

Selling Expenses

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

Administrative Expenses

In the fiscal year ended March 31, 2009, our administrative expenses were approximately HK$31.5 million, where HK$11.7 million was contributed to corporate activities and the remainder contributed to our Agricultural Logistics Operation. In the fiscal year ended March 31, 2010, our administrative expenses was approximately HK$59.7 million, where HK$21.6 million was contributed to corporate activities and the remainder contributed to our Agricultural Logistics Operation.

Our administrative expenses from Agricultural Logistics Operation increased by HK$18.3 million or 92.4%, from approximately HK$19.8 million in the fiscal year ended March 31, 2009 to approximately HK$38.1 million in the fiscal year ended March 31, 2010 was primarily due to an increase in land use tax of HK$11.2 million, an increase heating costs of approximately HK$2.0 million, an increase in audit fee of approximately HK$1.4 million, an increase in donation of HK$0.4 million, an increase in entertainment expenses of approximately HK$0.7 million and a general increase in other expenses for the fiscal year ended March 31, 2010.

Our administrative expenses from corporate activities increased by HK$9.9 million or 84.6%, from approximately HK$11.7 million in the fiscal year ended March 31, 2009 to approximately HK$21.6 million in the fiscal year ended March 31, 2010 was primarily due to an increase in audit fees, consultancy fees, legal fees, announcement fees and listing fees with an aggregate increase of approximately HK$8.9 million in relation to the merger with China Metro and the group reorganization for the purpose of the re-domiciliation of MSHI from the United States to the British Virgin Islands.

Net Finance Income/(Costs)

Our interest income from bank deposits decreased by HK$1.5 million, or 80.6%, from HK$1.9 million for fiscal year 2009 to HK$0.4 million for fiscal year 2010. The decrease was primarily due to a decrease in bank deposit interest rate during the fiscal year 2010 and maintained at a minimal rate throughout the year.

In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$1.8 million. In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$24.4 million, all of which was capitalized in properties under development. In the fiscal year ended March 31, 2010, our weighted average borrowings and weighted average interest rate were approximately HK$422.4 million and 5.8% (2009: approximately HK$ 57.7 million and 3.1%), respectively.

Profit Before Income Tax from Continuing Operation

As a result of the foregoing, we had a profit before income tax from continuing operation of approximately HK$100.2 million in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2010, we had a profit before income tax from continuing operation of approximately HK$252.3 million.

Taxation

In the fiscal year ended March 31, 2009, our income tax expenses were HK$26.7 million primarily consisted of current income tax expenses of HK$25.1 million and deferred tax expenses, arising from fair value gain on investment properties, of HK$1.6 million. In the fiscal year ended March 31, 2010, our income tax expense of HK$86.6 million consisted of current income tax expenses of HK$48.5 million, deferred tax expense, arising from fair value gain on investment properties, of HK$37.5 million and under-provision for income tax of HK$0.6 million.

The effective tax rate increased from 26.7% in 2009 to 34.3% in 2010. The increase was due to an increase in sales of properties in the PRC which was subject to land appreciation tax at progressive rates.

Profit for the Year from Continuing Operation

In the fiscal year ended March 31, 2009, we incurred a net profit from continuing operation of approximately HK$73.5 million. In the fiscal year ended March 31, 2010, we generated a net profit from continuing operation of approximately HK$165.7 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2009 and 2010, loss attributable to non-controlling interests was nil and approximately HK$0.2 million, respectively.

Discontinued operations

Revenue

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	261.6	316.7	-17.4%
Real Estate Operation	77.8	43.0	80.9%

	339.4	359.7	-5.6%

Pearl Operation

Revenue attributable to the Pearl Operation decreased by HK$55.1 million, or 17.4%, from HK$316.7 million for fiscal year 2009 to HK$261.6 million for fiscal year 2010. Decreases in revenue attributable to the Pearl Operation were primarily due to a decrease in market demand in North America and Asian countries, including Hong Kong, due to the current global economic contraction and recession. Accordingly, volume sold to these regions decreased by HK$44.6 million.

Real Estate Operation

Revenue attributable to the Real Estate Operation increased by HK$34.8 million, or 80.9%, from HK$43.0 million for fiscal year 2009 to HK$77.8 million for fiscal year 2010. The increase was primarily due to an increase of HK$35.3 million in sales of units in China Pearls and Jewellery City, due to preferential discounts offered to the investors of the real estate in China Pearls and Jewellery City as to buoy up the market sentiments.

Cost of Sales

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	150.0	213.9	-29.9%
Real Estate Operation	126.6	12.5	912.8%

	276.6	226.4	22.2%

Pearl Operation

Cost of sales attributable to the Pearl Operation decreased by HK$63.9 million, or 29.9%, from HK$213.9 million for fiscal year 2009 to HK$150.0 million for fiscal year 2010. The decrease was primarily due to a decrease in revenue mainly as a result of a decrease in market demand in North America and other regions, such as countries in Europe and Asia, due to the current global economic contraction and recession.

Real Estate Operation

Cost of sales, including direct cost related to rental income, attributable to the Real Estate Operation increased by HK$114.1 million, or 912.8%, from HK$12.5 million for fiscal year 2009 to HK$126.6 million for fiscal year 2010. The increase was primarily due to an increase in sales of units in China Pearls and Jewellery City.

Gross Profit

Pearl Operation

Our gross profit attributable to the Pearl Operation increased by HK$8.8 million, or 8.6%, from HK$102.8 million for fiscal year 2009 to HK$111.6 million for fiscal year 2010. Gross profit margin increased from 32.5% for fiscal year 2009 to 42.7% for fiscal year 2010. The increase in gross profit margin was primarily due to our continued shift in our focus to sale of higher value products and a decrease in material cost for the production, due to a decrease in derived demand for pearls.

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

Other Income and Other Gains/(Loss), Net

In the fiscal year 2009, our other net losses were approximately HK$9.8 million, resulting primarily from an unrealized loss of approximately HK$5.3 million and a realized loss of approximately HK$3.5 million on financial assets at fair value through profit or loss, a loss of approximately HK$2.3 million on disposal of an investment property, but was set off partly by a government subsidy income of approximately HK$1.6 million.

In the fiscal year 2010, our other income and gains were approximately HK$16.8 million, primarily from a realized gain of approximately HK$8.9 million on financial assets at fair value through profit or loss, a gain of approximately HK$10.8 million on disposal of investment properties, but was set off partly by an unrealized loss of approximately HK$2.7 million on financial assets at fair value through profit or loss.

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

Expenses

	2010	2009	Change
	HK$ million	HK$ million	%
Selling and distribution costs	15.9	21.0	-24.3%
Administrative expenses	98.2	120.1	-18.2%

	114.1	141.1	-19.1%

Selling and distribution costs

The decrease in our selling expenses was primarily a result of a decrease of HK$5.1 million in selling expenses of Real Estate Operation.

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

Real Estate Operation

Selling expenses attributable to Real Estate Operation decreased by HK$5.1 million, or 38.3%, from HK$13.3 million for fiscal year 2009 to HK$8.2 million for fiscal year 2010. The decrease was primarily due to a decrease of HK5.4 million in advertising and promotion expenses for China Pearls and Jewellery City, due to the budget cut on advertising and promotion activities in response to the government measures to curb the overheat of the property market in the PRC.

Administrative expenses

Our administrative expenses of HK$98.2 million for the year ended March 31, 2010 comprised HK$76.4 million (2009: HK$79.7 million) from Pearl Operation, HK$18.9 million (2009: HK$37.6 million) from Real Estate Operation and HK$2.9 million (2009: HK$2.8 million) from corporate expenses. The decrease in our administrative expenses was a result of a decrease of HK$3.3 million in Pearl Operation, a decrease of HK$18.7 million in Real Estate Operation and an increase of HK$0.1 million in corporate expenses. The increase in corporate expenses was primarily due to an increase in compensation expenses arising from share options of a subsidiary granted to directors and employees by a subsidiary.

Pearl Operation

Our administration expenses attributable to Pearl Operation decreased by HK$3.3 million or 4.1%, from HK$79.7 million for fiscal year 2009 to HK$76.4 million for fiscal year 2010. The decrease was primarily due to a decrease of HK$3.7 million in commission expenses, resulting from a decrease in sales for the year.

Real Estate Operation

Our administration expenses attributable to Real Estate Operation decreased by HK$18.7 million or 49.7%, from HK$37.6 million for fiscal year 2009 to HK$18.9 million for fiscal year 2010. The decrease was primarily due to a decrease of HK$15.1 million in provision for doubtful debt resulting from the improvement in customers settling long outstanding balances.

Net Finance Income/(Costs)

Our interest income from bank deposits decreased by HK$7.9 million, or 81.4%, from HK$9.7 million for fiscal year 2009 to HK$1.8 million for fiscal year 2010. The decrease was primarily due to a decrease in bank deposit interest rate during the fiscal year 2010 and maintained at a minimal rate throughout the year.

In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$16.7 million which all was capitalized in properties under development and investment properties under construction. In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$11.0 million, out of which HK$9.4 million was capitalized in properties under development and investment properties under construction and the rest of HK$1.6 million was recognized as finance cost in the consolidated financial statements.

Loss Before Income Tax from Discontinued Operations

As a result of the foregoing, we had a loss before income tax from discontinued operations of approximately HK$192.5 million in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2010, we had a loss before income tax from discontinued operations of approximately HK$38.2 million.

Taxation

In the fiscal year ended March 31, 2009, our income tax credit was HK$52.1 million primarily consisted of deferred tax expenses, arising from fair value loss on investment properties, of HK$51.8 million and current income tax credit of HK$0.3 million. In the fiscal year ended March 31, 2010, our income tax credit of HK$14.0 million primarily consisted of deferred tax expenses, arising from fair value loss on investment properties, of HK$26.0 million and over-provision for income tax of HK$0.9 million but offset in part by current income tax of HK$12.9 million.

The effective tax rate increased from 27.1% in 2009 to 36.7% in 2010. The increase was due to loss making subsidiaries while deferred tax assets have not been provided.

Loss for the Year from Discontinued Operations

In the fiscal year ended March 31, 2009, we incurred a net loss from discontinued operations of approximately HK$140.3 million. In the fiscal year ended March 31, 2010, we incurred a net loss from discontinued operations of approximately HK$24.2 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2009 and 2010, loss attributable to non-controlling interests was approximately HK$109.4 million and HK$29.7 million, respectively.

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal year ended March 31, 2010, we financed our operations primarily through internally generated funds, bank borrowings and loans from our shareholders. For the fiscal year ended March 31, 2011, we financed our operations primarily through internally generated funds and bank and other borrowings. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2012 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

Working Capital

Our current assets consist of completed properties held for sale, inventories, trade receivables, prepayments, deposits and other receivables, pledged bank balances and cash and cash equivalents. Our current liabilities primarily consist of trade payables, other payables, accruals and deposits received, interest-bearing bank and other borrowings and taxes payable.

As of March 31, 2010 and 2011, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$837.2 million and HK$345.5 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities, when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City—Tieling were completed and changes in the amount of construction fee payables and bank and other borrowings related to the development of China Northeast Logistics City—Tieling.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2011	2010	2009
	HK$ in Thousands
Net cash (used in)/generated from operating activities	(53,147)	27,762	(369,700)
Net cash used in investing activities	(707,354)	(96,252)	(294,691)
Net cash generated from financing activities	163,715	310,775	317,361

Net (decrease)/increase in cash and cash equivalents	(596,786)	242,285	(347,030)
Effect of foreign exchange rate changes on cash and cash equivalents, net	7,045	472	7,056
Cash and cash equivalents at the beginning of the year	746,669	503,912	843,886

Cash and cash equivalents at the end of the year	156,928	746,669	503,912

Cash Flow (Used in)/Generated from Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and Pearl Operation. We use cash generated from operating activities principally for investments in properties under development and purchase of inventory such as pearls.

In the fiscal year ended March 31, 2011, net cash used in operating activities was HK$53.1 million, which consisted of operating cash inflow before changes in working capital of HK$225.7 million, cash outflow of net interest and tax of HK$53.0 million and working capital cash outflow of HK$225.8 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$456.4 million, an increase in inventories of HK$0.5 million, an increase in trade and other receivables of HK$81.7 million, additions to land use rights of HK$137.5 million, deposits paid for acquisition of land use rights of HK$41.2 million and a decrease in receipt in advance of HK$85.1 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$376.7 million, an increase in trade payables, other payables and accruals of HK$85.7 million, refund of payments from acquisition of land use rights of HK$62.7 million and a decrease in a construction contract of HK$51.5 million. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The decrease in received in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

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

In the fiscal year ended March 31, 2009, net cash used in operating activities was HK$369.7 million, which consisted of operating cash outflow before changes in working capital of HK$0.6 million, and cash outflow of net interest and tax of HK$10.9 million and working capital cash outflow of HK$358.2 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$564.6 million, a decrease in trade payables, other payables and accruals of HK$79.9 million, additions to land use rights of HK$41.8 million, an increase in a construction contract of HK$9.5 million, an increase in amounts due from related parties of HK$93.9 million and an increase in trade and other receivables of HK$31.8 million, partially offset by positive changes resulting from an increase in deposits received of HK$327.2 million. The additions in properties under development and land use rights were attributable to construction activities carried out for our properties development projects. The decrease in trade payables, other payables and accruals was attributable to settlement of construction costs incurred for construction of properties. The increase in deposits received was attributable to proceeds received from pre-sale and sale of properties.

Cash Flow Used in Investing Activities

Our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2011, net cash used in investing activities was HK$707.4 million, which primarily consisted of cash outflow of HK$746.9 million resulting from the purchase of property, plant and equipment, additions to investment properties and investment properties under construction, deposit paid for investment properties, purchase of marketable securities, cash disposed as a result of disposal of a subsidiary and cash disposed as a result of the Distribution, partially offset by cash inflow of HK$38.4 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2010, net cash used in investing activities was HK$96.3 million, which primarily consisted of cash outflow of HK$226.6 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction and purchase of marketable securities, partially offset by cash inflow of HK$129.7 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2009, net cash used in investing activities was HK$294.7 million, which primarily consisted of a cash outflow of HK$385.1 million resulting from additions to investment properties under construction, purchase of marketable securities and a receivable from disposal of a property development project, partially offset by cash inflow of HK$80.0 million resulting from proceeds received from disposals of marketable securities.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from placement of shares of a then subsidiary, bank borrowings and loans from shareholders. In the fiscal year ended March 31, 2011, net cash generated from financing activities was HK$163.7 million, consisted of cash outflow of HK$225.4 million resulting from repayment of bank borrowings, partially offset by cash inflow of HK$389.1 million resulting from proceeds from new bank and other loans, contribution from a non-controlling interests of a subsidiary and a decrease in restricted and pledged bank deposits. In the fiscal year ended March 31, 2010, net cash provided by financing activities was HK$310.8 million, consisted of cash inflow of HK$508.0 million resulting from proceeds from new bank loans and contribution from shareholders and minority shareholders of a subsidiary, partially offset by cash outflow of HK$197.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to non-controlling interests. In the fiscal year ended March 31, 2009, net cash provided by financing activities was HK$317.4 million, consisted of cash inflow of HK$475.6 million for proceeds from new bank loans, but offset by cash outflow of HK$158.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to non-controlling interests and an increase in restricted and pledged bank deposits.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2010 to March 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of March 31, 2011, our contractual obligations amounted to approximately HK$994.9 million. The following table sets forth our contractual obligations as of March 31, 2011.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
		(HK$ in thousands)
Debt obligations	546,158	260,787	273,371	12,000
Interest on debt obligations	64,574	30,166	34,408	—
Capital Commitment Obligations	381,915	70,695	311,220	—
Operating lease obligations	2,279	779	1,500	—

Total	994,926	362,427	620,499	12,000

Item 6.	Directors, Senior Management and Employees

Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Cheng Chung Hing, Ricky	Chairman of the Board

Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Ms. Leung Wai Yan	Director

Mr. Lai Chau Ming, Matthew	Director

Mr. Wong Gee Hang, Henry	Director

Mr. Tsui King Chung, Francis	Director

Mr. Yuen Ka Lok, Ernest	Director

Information Regarding Executive Officers

The following table sets forth the executive officers of the Company. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Zhang Chunting	President

Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Lee Che Chiu, Arthur	Chief Financial Officer

Mr. Lung Hei Man, Alex	Deputy Chief Financial Officer

Business Experience of Directors and Executive Officers

Mr. CHENG Chung Hing, Ricky, our co-founder, has served as Chairman of the board of directors since July 24, 2009. He also served as Chief Executive Officer of the Company from July 24, 2009 until March 22, 2010 and as President of the Company from July 24, 2009 until June 1, 2011. He has also served as Chairman of the board of directors and President of MSHI since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a then-subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of MSBVI in January 1996, he had served as chairman and president of various companies within the Man Sang group of companies. Since March 20, 2007, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. Since February 21, 2007, Mr. Cheng, China Metro-Rural Limited’s co-founder, also served as a director of China Metro-Rural Limited. He also serves as an executive director, co-founder and co-chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

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

Mr. CHENG Tai Po, our co-founder, has served as our Vice Chairman since July 24, 2009. He has also served as director and Vice Chairman of MSHI since January 1996. He has served as Deputy Chairman and a Director of Man Sang International Limited (MSIL), a Hong Kong Company listed on The Stock Exchange of Hong Kong Limited (stock code: 938) since August 1997. Prior to our group reorganization, he served as vice chairman of various companies within our group of companies. He has also served as a non-executive director of China South City Holdings Limited, a Hong Kong Company listed on The Stock Exchange of Hong Kong Limited (stock code: 1668) since April 30, 2010. He has served as a director of some subsidiaries within MSIL’s group of companies and China South City’s group of companies. Mr. Cheng has over 30 years experience in the pearl business and is responsible for our overall planning, strategic formulation and business development.

Ms. LEUNG Wai Yan has served as our Director since March 22, 2010 and is currently a director of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of China South City Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance and holds a Swiss Diploma in Hotel Management granted by Institut Hotelier César Ritz (Switzerland). She was a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong.

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

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over fifteen years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of eBiz Incubation & Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen, has been a solicitor and a partner of Messer. Yuen & Partners since 1997. He has nearly 20 years of experience in litigations and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

Mr. ZHANG Chunting has served as President of the Company since June 1, 2011. He has accumulated over 20 years working experience in Finance and Operating Management. Prior to joining CNR, he was the Chairman of Guangdong Tannery Limited from 2004 to 2009 which is listed company in Hong Kong. Mr. Zhang worked as the governor of a Bank of China’s sub-branch from 1994 to 1996 and subsequently worked for a securities firm in Mainland China and was responsible for senior management and research duties. He obtained the Doctorate Degree of Economics from Fudan University of China (Shanghai) and Master Degree of Finance from The Graduate School of People’s Bank of China (Beijing).

Mr. LEE Che Chiu, Arthur has served as our Chief Financial Officer since June 1, 2011. Prior to joining us, Mr. Lee was the CFO of Far East Global Group Limited, a company listed on The Stock Exchange of Hong Kong, from 2008 until 2011. Mr. Lee possesses over 17 years of working experience, including 7 years of professional experience mainly gained from KPMG in Hong Kong, 3 years of investing banking experience, including as an analyst of County NatWest Securities in Australia and 7 years of commercial experience including the group assistant financial controller of Elite Industrial Holdings Limited which owned a subsidiary listed in the Singapore Stock Exchange. Mr. Lee is a professional accountant and holds the fellow membership of The Hong Kong Institute of Certified Public Accountants and the membership of the CPA Australia. He is a Chartered Financial Analyst of the CFA Institute and a member of the Hong Kong Institute of Directors. Mr. Lee holds a Master of Business Administration degree from The University of Sydney and a Bachelor of Economics degree from Monash University in Australia.

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

B. Executive Compensation

For fiscal year 2011, the Company or its subsidiaries paid an aggregate of US$1.2 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$6,000 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of eight members.

We are a “controlled company” as defined in Section 801 of the NYSE Amex Company Guide. As a result, we are exempt from certain corporate governance requirements, including the requirement that a majority of the board of directors be independent and the requirement that we have a nominating/corporate governance committee. We do not have a nominating committee.

We have determined that four of the members of the board of directors, Mr. Lai Chau Ming, Matthew, Mr. Wong Gee Hang, Henry, Mr. Tsui King Chung, Francis, and Mr. Yuen Ka Lok, Ernest, are “independent” within the meaning of Section 803A of the NYSE Amex Company and Rule 10A-3 under the Exchange Act. We are not required to have a board of directors comprising a majority of independent directors under the NYSE Amex rules applicable to us.

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

The audit committee consists of Mr. Yuen Ka Lok, Ernest, as Chairman, Mr. Wong Gee Hang, Henry, Mr. Lai Chau Ming, Matthew and Mr. Tsui King Chung, Francis. The audit committee operates under a written charter, which sets forth the functions and responsibilities of the committee. A copy of our audit committee charter is posted on our website at www.chinametrorural.com.

The audit committee held five meetings during the fiscal year ended March 31, 2010 and four meetings during the fiscal year ended March 31, 2011.

The board of directors has, in its reasonable judgment, (1) determined that all members of the audit committee are financially literate, (2) determined that Mr. Wong Gee Hang, Henry is qualified as an “audit committee financial expert,” within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE Amex and Rule 10A-3 under the Exchange Act, and (3) determined that Mr. Yuen, Mr. Lai, Mr. Wong, and Mr. Tsui of the audit committee satisfy the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

With respect to the fiscal year ended March 31, 2011, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2011;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2011 be included in our annual report on Form 20-F for the year ended March 31, 2011.

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

During the year ended March 31, 2011, the compensation committee met one time and discussed and reviewed the personnel system and compensation package of our directors and officers.

The board of directors has determined that each member of the compensation committee satisfies the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

The compensation committee has a compensation committee charter which is posted on our website at www.chinametrorural.com.

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

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. The independent directors will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates to the board of directors. The name of any recommended candidate for being director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before July 15, 2012, the first anniversary of the mailing date of our proxy statement for our 2011 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2011, our board of directors held ten meetings and adopted five unanimous written consents of action.

Six of our directors attended our 2010 annual meeting of shareholders held at Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

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

D. Employees

As of March 31, 2011, the Company and all of its direct and indirect subsidiaries had a total of approximately 419 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2011.

	Hong Kong	PRC	Total
Senior management	3	17	20
Marketing and sales	—	104	104
Purchasing	—	4	4
Finance and accounting	1	21	22
Legal and Compliance	1	6	7
Construction	—	40	40
Human resources and administration	—	66	66
Property management	—	154	154
Information technology	—	2	2

Total	5	414	419

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

As of March 31, 2011, 5 of our employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2009, 2010 and 2011 was approximately US$359,000 (or HK$2,800,000), US$371,000 (or HK$2,892,000), and US$120,000 (or HK$937,000) respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.	A. Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2011.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kind United Holdings Ltd. (3)	37,338,104	56.88%
Ampleton Developments Ltd.	5,744,323	8.75%
Luck Merit Holdings Ltd.	5,744,323	8.75%
Kudos Ltd.	5,744,323	8.75%
Mr. Cheng Chung Hing, Ricky (3)	37,338,104	56.88%
Mr. Cheng Tai Po	—	—
Mr. Leung Moon Lam (4)	37,338,104	56.88%
Mr. Sio Kam Seng	—	—
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Zhang Chunting	—	—
Mr. Lee Che Chiu, Arthur	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (11 persons)	37,338,104	56.88%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of July 1, 2011, we had 65,643,782 ordinary shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2011. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 37,338,104 ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010.
(4)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2011, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited (3)	100,000	100%
Mr. Cheng Chung Hing, Ricky (3)	100,000	100%
Mr. Cheng Tai Po (3)	100,000	100%
Mr. Sio Kam Seng	—	—
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Zhang Chunting	—	—
Mr. Lee Che Chiu, Arthur	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (11 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2011, we had 100,000 preferred shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2011. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The preferred shares were issued to Cafoong Limited on August 25, 2009.

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

On July 1, 2008, Man Sang Jewellery Company Limited, an former indirect subsidiary of ours, entered into an agreement to share office premises with China South City Holdings Limited, an enterprise controlled by our controlling shareholders, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, pursuant to which Man Sang Jewellery Company Limited agreed to share a portion of its office premises with China South City Holdings Limited for a term expiring on March 16, 2011. During the fiscal year ended March 31, 2011, China South City Holdings Limited paid Man Sang Jewellery Company Limited approximately HK$0.64 million (inclusive of rental rates, management fees and government rates) pursuant to the terms of this agreement. This arrangement is from the Discontinued Operations, which ceased to be part of the Group subsequent to the Distribution.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of March 31, 2011, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 5,987,564,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is one of the leading developers and operators of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro-Rural Limited and some of its subsidiaries, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Differences between China Northeast Logistics Cities and China South City

We believe China Northeast Logistics Cities and China South City can be differentiated for a number of reasons. First, China South City is located in Shenzhen, Nanchang, Jiangxi Province and Nanning, Guangxi Zhuang Autonomous Region and attracts clientele from these regions. In addition, China South City and China Northeast Logistics Cities were established at different times with a focus on different industry sectors. The products offered by, and the occupants of, China Northeast Logistics Cities are distinctively different from those of China South City. China Northeast Logistics Cities are agricultural logistics and trade centers. China South City is an industrial logistics and trade centers. Also, the PRC subsidiaries of China South City has entered into master agreements with local government agencies in Shenzhen, Nanchang, Jiangxi Province and Nanning, Guangxi Zhuang Autonomous Region that set out each party’s commitments and expectations and a proposed framework for these integrated logistics and trade center developments. On the other hand, our PRC subsidiaries has not entered into a master plan or agreement with government agencies, which gives China Northeast Logistics Cities more flexibility.

Contracts with China South City

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking of which we are not a party of, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective effective interests in China Northeast Logistics Cities at any time until September 30, 2014 or two years after the completion of the development of China Northeast Logistics Cities (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Northeast Logistics Cities before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Northeast Logistics Cities, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Northeast Logistics Cities to independent third parties as soon as practicable and in any event, prior to the occurrence of any competition between China South City and China Northeast Logistics Cities.

In connection with the Merger, Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam sought confirmation from China South City as to whether China South City would opt to exercise its rights of first offer granted to it by both Mr. Cheng and Mr. Leung to purchase all their respective effective interests in China Northeast Logistics Cities. Following that request, China South City held an extraordinary general meeting in which its independent shareholders approved, confirmed and ratified its non-exercise of the rights of first offer granted to it by each of Mr. Cheng and Mr. Leung in relation to the Merger. While the rights of first offer no longer exist with respect to the completed Merger, the option to exercise the rights of first offer remains in effect with respect to subsequent transfers until September 30, 2014 or two years after the completion of the development of China Northeast Logistics Cities (whichever is later).

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

As of March 31, 2011, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or the Distribution.

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

Market Price

Our ordinary shares have been listed on the NYSE Amex under the symbol “CNR” since April 20, 2010. From August 26, 2009 through April 19, 2010 our ordinary shares was listed on the NYSE Amex under the symbol “MHJ”. From August 8, 2005 through August 24, 2009, the common stock of our predecessor-in-interest, MSHI, was listed on the NYSE Amex under the symbol “MHJ”. From 1987 to 2005, MSHI’s common stock was reported on the Over-The-Counter (OTC) Electronic Bulletin Board under the symbol “MSHI.OB”. Our preferred shares are not listed.

The following table sets forth, for the periods indicated, the high and low sales prices (in U.S.$) for the our ordinary shares from August 25, 2009 to March 31, 2011, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE Amex.

	High	Low
Yearly Highs and Lows for the Year Ending March 31,
2011	5.84	1.72
2010	4.46	1.70
2009	8.35	0.96
2008	16.46	5.30
2007	6.93	3.52

Quartely Highs and Lows
2011
First Quarter (April-June 2010)	2.52	1.72
Second Quarter (July-September 2010)	2.75	1.85
Third Quarter (October-December 2010)	3.50	2.53
Fourth Quarter (January-March 2011)	5.84	3.00

2010
First Quarter (April-June 2009)	4.46	1.85
Second Quarter (July-September 2009)	2.89	1.70
Third Quarter (October-December 2009)	2.99	2.15
Fourth Quarter (January-March 2010)	3.77	1.82

Monthly Highs and Lows
January 2011	5.41	3.00
February 2011	4.50	3.95
March 2011	5.84	4.05
April 2011	5.20	3.00
May 2011	3.79	1.42
June 2011	1.70	1.15

Item 10.	Additional Information.

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

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to The BVI Business Companies Act, 2004.

Liquidation

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which our shares are entitled to vote and voting at any meeting of shareholders is by show of hands.

Warrants to Purchase Ordinary Shares

General

We issued warrants on May 11, 2011, pursuant to a warrant agency agreement. The warrants are exercisable at any time upon issuance until the date that is three years after their issuance, or May 11, 2014. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the warrant agent a duly executed exercise notice accompanied by payment in full for the number of our ordinary purchased upon such exercise. No fractional ordinary shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the market value of an ordinary share.

Failure to Timely Deliver Ordinary Shares

If we fail to deliver to the investor a certificate representing ordinary shares issuable upon exercise of a warrant by the third trading day after the delivery date as required by the warrant, and if the investor purchases the ordinary shares after that third trading day to deliver in satisfaction of a sale by the investor of the underlying warrant shares that the investor anticipated receiving from us, then, within three trading days of receipt of the investor’s request, we, at the investor’s discretion, either (i) pay cash to the investor in an amount equal to the investor’s total purchase price (including brokerage commissions, if any) for the ordinary shares purchased less the exercise price (as described below), or the Buy-In Price, at which point our obligation to deliver the warrant (and to issue the underlying ordinary shares) shall terminate, or (ii) promptly honor our obligation to deliver to the investor a certificate or certificates representing the underlying ordinary shares and pay cash to the investor in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) the number of ordinary shares, times (B) the closing price on the date of the event giving rise to our obligation to deliver the certificate.

Exercise Price

Each warrant represents the right to purchase ordinary shares at an exercise price equal to $3.456 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain dividends and share distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The exercise price is also subject to broad-based weighted average anti-dilution adjustments in the event that we issue shares in the future at a per share price below the exercise price of the warrants, subject to customary exclusions from anti-dilution adjustments.

Make Good Adjustment

Each warrant contains “make good” adjustments features that may impact the warrant’s exercise price. The extent of any “make good” adjustment depends on our “Adjusted EBITDA” as described below.

•	If for the fiscal year ended March 31, 2011 our Adjusted EBITDA does not exceed US$20 million, then the exercise price of the warrants shall be adjusted to US$0.001.

•	If for the fiscal year ended March 31, 2012 our Adjusted EBITDA:

•	is less than US$35.0 million, then the exercise price of the warrants shall be adjusted to US$0.001;

•	is equal to or greater than US$35.0 million, but less than US$42.5 million, then the exercise price of the warrants shall be adjusted to 70% of the purchase price for a unit; or

•	is equal to or greater than US$42.5 million, but less than US$50.0 million, then the exercise price of the warrants shall be adjusted to 100% of the purchase price for a unit.

Adjusted EBITDA

For purposes of the “make good” adjustments in the warrants, the term “Adjusted EBITDA” shall equal the Company’s operating profit/(loss) as reported in our year-end audited consolidated financial statements (i) plus any depreciation and amortization expenses and (ii) excluding the effects of changes in fair value of investment properties and gain/loss of derivative financial liability at fair value through profit or loss. Each Adjusted EBITDA calculation shall be determined by rounding to the nearest $0.01 million.

Transferability

Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

We do not plan to list the warrants on the NYSE Amex, any other national securities exchange or other nationally recognized trading system or market.

Fundamental Transactions

If we consummate any merger, consolidation, sale or other reorganization event in which our ordinary shares are converted into or exchanged for securities, cash or other property (as defined in the warrants, a fundamental transaction), then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such reorganization event in which our ordinary shares are converted into or exchanged for securities, cash or other property. If the holders of the warrants exercise their warrants within 90 days of the fundamental transaction and prior to the expiration of the warrant, we will take the necessary actions to ensure that holders of the warrants will have the right to receive the kind and amount of securities, cash or other property that the holders would have been entitled to receive if the warrant had been exercised immediately prior to the fundamental transaction.

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

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

No Limitations on Ownership of Securities. There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI laws or by our Memorandum and Articles of Association.

Ownership Threshold. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI laws or by our Memorandum and Articles of Association.

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

Conflicts of Interest

A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the board of directors, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

A transaction entered into by the Company in respect of which a director is interested in voidable by the Company unless the director complies with the above provision or (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by an ordinary resolution of shareholders or (b) the Company received a fair value for the transaction.

A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that related to the transaction.

Remuneration of Directors

Directors shall not receive any stated salary for their services, but by a resolution of directors a fixed sum may be allowed for attendance at each meeting of the board.

Directors’ Power to Manage Business

The board of directors may, from time to time and at its discretion, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and may exercise power in such manner and upon such terms and conditions in all respects as it thinks fit.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary and preferred shares is American Stock Transfer & Trust Company.

Disclosure of Share Ownership

Our Memorandum or Articles of Association do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Amendment of Memorandum and Articles of Association

The Company may at any time and from time to time by ordinary resolution alter or amend its Memorandum of Association and Articles of Association in whole or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.

Other Information

Information regarding our Memorandum and Articles of Association, material contracts, exchange controls, and taxation is included in Item 10, “Additional Information” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as updated by our Form 6-K furnished on January 18, 2011, and incorporated by reference herein.

C. Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

On July 31, 2010, China Tieling Northeast entered into an RMB loan contract with SPD Bank, under which SPD Bank extended an RMB50,000,000 loan to China Tieling Northeast. The term of the loan is from dates of drawn down (between August 30, 2011 to September 1, 2011) to July 14, 2011. This RMB loan is secured by charges over certain office properties and self-used properties of China Tieling Northeast with an aggregate gross floor area of approximately 20,638 square meters.

On July 17, 2010 one of our subsidiaries, China Metro-Rural Development Limited entered into a cooperative framework agreement and a cooperative agreement with Dezhou Municipal Government of the PRC, under which we, through a project company incorporated in mainland China, will develop and operate a logistics platform in Dezhou City, Shandong province, PRC or China Northeast Logistics City—Dezhou. The planned site area of this project is approximately 7,000,000 square meters with maximum gross floor area of approximately 15,000,000 square meters.

On August 2, 2010, China Tieling Northeast entered into an RMB loan contract with Tieling Commercial Bank, under which Tieling Commercial Bank extended an RMB80,000,000 loan to China Tieling Northeast. The term of this loan is from August 2, 2010 to August 1, 2013. This loan is secured by (1) personal guarantee given by a shareholder who is also a director of the Company and (2) charges over certain office properties with an aggregate area of approximately 25,432 square meters.

On December 20, 2010, one of our subsidiaries, China Metro-Rural Limited, entered into two HKD loan agreements, where the terms and conditions of the loan agreements are identified except for the amount, with certain independent third parties, under which these third parties extended an aggregate amount of HK$60,000,000 loan to China Metro-Rural Limited. The term of these loans is from December 20, 2010 to December 19, 2014. The loans are unsecured, interest bearing at 13% per annum and subject to additional cumulative interest of 7% per annum if it is early repaid.

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

E. Taxation

The following summary of the material British Virgin Islands tax consequences and material United States federal income tax consequences of an investment in our ordinary and preferred shares and warrants is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. We have also provided a summary of the material PRC and Hong Kong taxes in respect of our business operations. This summary does not deal with all possible tax consequences relating to an investment in our ordinary and preferred shares and warrants.

British Virgin Islands Tax Consequences

Capital gains realized with respect to any of our shares, warrants, debt obligations or other securities by persons who are not persons resident in the British Virgin Islands are exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, warrants, debt obligations or other securities.

No stamp duty is payable in the British Virgin Islands on a transfer of shares or warrants in a British Virgin Islands business company or upon the exercise of warrants of a British Virgin Islands business company.

Material United States Federal Income Tax Consequences

General

The following are the material U.S. federal income tax consequences applicable to U.S. Holders of owning ordinary and preferred shares and warrants of the Company. For this purpose “U.S. Holders” is a beneficial owner of our securities that is for U.S. federal income tax purposes:

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

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” This discussion does not address the tax treatment Non-U.S. Holders or of partnerships or other pass-through entities that hold our ordinary shares or warrants, or of persons who hold such ordinary shares or warrants, or will hold our ordinary shares or warrants, through such entities. The U.S. federal income tax consequences of a partner in a partnership holding our ordinary shares or warrants generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership and beneficial owners of other pass-through entities holding our ordinary shares or warrants consult their own tax advisors.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our ordinary shares or warrants based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold such our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including but not limited to:

•	banks and certain financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations, plans or accounts;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state or local tax laws.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the conclusions expressed in discussion herein, and its determination may be upheld by a court.

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

Tax Consequences to U.S. Holders of Our Ordinary Shares

Section 7874 Inversion Rules

Section 7874(b) generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a U.S. corporation for U.S. federal income tax purposes if the stockholders of the acquired corporation own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition by reason of owning shares in the acquired corporation. If Section 7874(b) were to apply to the 2009 liquidation of Man Sang Holdings Inc., we would be subject to U.S. federal income tax on our worldwide taxable income as if we were a U.S. corporation.

Upon completion of the liquidation, the shareholders of Man Sang Holdings Inc. owned more than 80% of our then issued and outstanding stock by reason of owning shares in Man Sang Holdings Inc. However, we did not acquire, directly or indirectly, any of the assets of Man Sang Holdings Inc. (other than rights to a potential tax refund, which was insignificant). Thus, we believe that Section 7874(b) should not apply to us and have consistently taken that position for U.S. federal income tax purposes. We have not sought a ruling from the IRS on this point. Therefore, the IRS may assert that we are subject to U.S. federal income tax on our worldwide income.

The remainder of this discussion assumes that we will be treated as a foreign corporation and not as a U.S. corporation for U.S. federal income tax purposes.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion of passive foreign investment companies below, any distributions we make with respect to our ordinary shares to a U.S. Holder should generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income,” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits should be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its ordinary shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations should not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE Amex Equities, as are our ordinary shares. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to or ordinary shares.

If PRC withholding taxes apply to dividends paid to you with respect to our ordinary shares, the amount of the dividend paid to you would be net of any PRC taxes withheld and, subject to certain conditions and limitations, such PRC withholding taxes generally would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Dividends would constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will generally constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.”

The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Possible Constructive Distributions

The terms of a warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. If an adjustment is made to the number of shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment (e.g., not adjusting the exercise price and number of shares issuable on exercise of the warrant for issuances of shares at a price below the warrant exercise price and below market) may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of ordinary shares.

Taxation on the Sale, Exchange or other Disposition of Ordinary Shares

Upon a sale, exchange or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, if the ordinary shares transferred constitute capital assets. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Any gain or loss that you recognize on a disposition of ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Exercise or Lapse of a Warrant

A U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that directly or indirectly holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Under Proposed Regulations, a holder of an option (such as the warrants) to acquire stock of a PFIC is deemed to own the stock that may be acquired upon exercise of the option.

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

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status will depend in large part on the market price of the ordinary shares, which may fluctuate significantly.

If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on NYSE Amex Equities, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares continue to be listed on NYSE Amex Equities and are regularly traded, and you are a holder of ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If we are classified as a PFIC, you must file United States Internal Revenue Service Form 8621 for each tax year in which you make a disposition of your ordinary shares, receive direct or indirect distributions on your ordinary shares or make a mark-to-market or deemed sale election mentioned above with respect to your ordinary shares. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning the tax consequences to you of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and your annual filing requirements.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125 thousand and US$250 thousand, depending on the individual’s circumstances). A United States person’s net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares and warrants.

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our ordinary shares and warrants.

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

Backup Withholding and Information Reporting

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares or warrants may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Our corporate Internet address is www.chinametrorural.com. We make available free of charge on or through our website our annual reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

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

Foreign Exchange Risk

Agricultural logistics Business

We conduct our agricultural logistics business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a small portion of expenses are denominated in foreign currencies, such as salaries in Hong Kong dollars paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year 2011, all of our revenues were denominated in Renminbi. During the same period, approximately 91.6% of our expenses (excluding tax) were denominated in Renminbi and approximately 8.4% were denominated in Hong Kong dollars. Further, as of March 31, 2011, approximately 98.1% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi and approximately 1.9% was denominated in Hong Kong dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists of bank borrowings, another loan and a loan from a non-controlling interest. As of March 31, 2011, we had HK$474.2 million in bank borrowings that bore interest at floating rates ranging from 6.1% to 7.9% per annum and fixed-rate other loan that bore interest at 13% per annum.

Additional increases in interest rates could potentially result in an increase in our cost of float rate borrowings, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2011, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 6.1% to 7.9% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2011 were 6.1% per annum (2010: 5.4% per annum). Based on our borrowings as of March 31, 2011, we estimate that interest expense relating to our borrowings payable would increase by HK$4.7 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

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

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2011, the end of the period covered by this annual report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2011 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change, apart from items discussed under “Changes in Internal Control over Financial Reporting”, was made in our internal control over financial reporting during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2011 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2011.

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

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to final rules of the SEC with Release Nos. 33-9142 and 34-62914 for non-accelerated filers.

No change was made in our internal control over financial reporting during fiscal year 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

The board of directors has, in its reasonable judgment, (1) determined that Mr. Wong Gee Hang, Henry is qualified as an “audit committee financial expert”, within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE Amex and Rule 10A-3 under the Exchange Act, and (2) determined that Mr. Wong satisfies the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

Item 16B.	Code of Business Conduct and Ethics.

On July 11, 2011, the Board of Directors adopted a revised written Code of Business Conduct and Ethics for directors, officers and employees. The Code of Business Conduct and Ethics is available for review on the Company’s web site at www.chinametrorural.com and a free copy will be made available upon request from the stockholders of the Company by sending the request to: China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2011 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2010 and March 31, 2011 and for the years ended March 31, 2009, 2010 and 2011, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2011, including the audit of the Company’s annual financial statements and other audited related services are approximately US$576,667 (HK$4,498,000) and US$32,051 (HK$250,000), respectively.

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

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2010 or 2011. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance. Man Sang Holdings, Inc., or MSHI, engaged PricewaterhouseCoopers Ltd for tax compliance services for which PricewaterhouseCoopers Ltd billed MSHI US$86,000 for fiscal year 2010 and US$129,000 for fiscal year 2011, for services performed in fiscal year 2010.

Audit-Related Fees and All Other Fees

The Company did not pay any audit-related or other fees to PricewaterhouseCoopers for fiscal year 2010 or 2011.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Pursuant to Instruction 2 of this item, refer to the Company’s Report on Form 20-F for the year ended March 31, 2010 for previous reporting of this Item.

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

Our Audited Financial Statements as of March 31, 2010 and 2011 and for the years ended March 31, 2009, 2010 and 2011, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.[1]

1.2	Articles of Association.[1]

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[2]

4.2	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[3]

4.5	Employment Agreement, dated January 1, 2010, between China Metro-Rural Exchange Limited and Sio Kam Seng.[1]

4.8	Credit Facility Letter between China Tieling Northeast and HSBC Bank (China) Company Limited, Shenzhen Branch, dated March 19, 2010.[1]

4.10	Cooperative Framework Agreement between China Metro-Rural Development Limited and Dezhou Municipal Government dated July 17, 2010.

4.11	Loan Contract between China Tieling Northeast and SPD Bank dated July 31, 2010.

4.12	Loan Contract between China Tieling Northeast and Tieling Commercial Bank dated August 2, 2010.

4.13	Loan Contracts between China Metro-Rural Limited and independent third parties dated December 20, 2010.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

[1]	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2010.
[2]	Incorporated by reference to Annex A to our Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.
[3]	Incorporated by reference to Annex B to Exhibit 99.1 our Form 6-K filed with the SEC on March 1, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer

Date: July 11, 2011

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

as at March 31, 2011 and 2010

and

for the years ended March 31, 2011, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2011 and March 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2(b) to the consolidated financial statements, the Company adopted the provisions of International Accounting Standard 27 (revised), ‘Consolidated and Separate Financial Statements’ on April 1, 2010.

/s/ PricewaterhouseCoopers

Hong Kong

July 11, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

For the years ended March 31, 2011, 2010 and 2009

	Notes	2011 US$’000		2011 HK$’000		2010 HK$’000		2009 HK$’000
		(Note 47)
Continuing operation:
Revenue	7		74,561		581,573		337,659		1,044
Cost of sales	11		(45,162)		(352,265)		(209,415)		(664)

Gross profit			29,399		229,308		128,244		380
Other income, net	9		8,748		68,234		36,154		1,276
Other gains/(losses), net	10		1,145		8,928		(146)		132,537
Selling expenses	11		(2,876)		(22,436)		(8,276)		(10,890)
Administrative expenses	11		(8,302)		(64,748)		(59,676)		(31,496)
Increase in fair values of investment properties and investment properties under construction			14,298		111,528		155,631		6,556

Operating profit			42,412		330,814		251,931		98,363
Finance income	13		103		803		365		1,879
Finance costs	13		(504)		(3,927)		—		—

Finance (costs)/income—net			(401)		(3,124)		365		1,879
Share of losses of an associate			(49)		(386)		—		—

Profit before income tax			41,962		327,304		252,296		100,242
Income tax expenses	14		(15,979)		(124,630)		(86,558)		(26,724)

Profit for the year from continuing operation			25,983		202,674		165,738		73,518
Discontinued operations:	17
Profit/(loss) for the year from discontinued operations, net of tax			3,831		29,878		(24,189)		(140,336)

Profit/(loss) for the year			29,814		232,552		141,549		(66,818)

Attributable to:
Equity holders of the Company			29,147		227,346		171,408		42,540
Non-controlling interests			667		5,206		(29,859)		(109,358)

			29,814		232,552		141,549		(66,818)

Dividend—Non-cash	16		59,804		466,474		—		—

Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year	15
Basic earnings/(loss) per share
From continuing operation		US$	0.40	HK$	3.17	HK$	2.60	HK$	1.16
From discontinued operations		US$	0.05	HK$	0.37	HK$	0.08	HK$	(0.49)

		US$	0.45	HK$	3.54	HK$	2.68	HK$	0.67

Diluted earnings/(loss) per share
From continuing operation		US$	0.40	HK$	3.17	HK$	2.60	HK$	1.16
From discontinued operations		US$	0.05	HK$	0.37	HK$	0.08	HK$	(0.49)

		US$	0.45	HK$	3.54	HK$	2.68	HK$	0.67

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended March 31, 2011, 2010 and 2009

	2011 US$’000	2011 HK$’000	2010 HK$’000	2009 HK$’000
	(Note 47)
Profit/(loss) for the year	29,814	232,552	141,549	(66,818)
Other comprehensive income, net of tax:
Increase/(decrease) in fair value of leasehold land and buildings, net of deferred income tax (Note 24)	594	4,636	22,889	(8,857)
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	—	(132)
Exchange difference on translation of foreign operations	5,475	42,700	1,289	21,594

Total comprehensive income/(loss) for the year	35,883	279,888	165,727	(54,213)

Total comprehensive income/(loss) for the year attributable to:
Equity holders of the Company
Continuing Operation	30,003	234,028	167,267	78,095
Discontinued Operations	3,729	29,085	14,717	(30,535)

	33,732	263,113	181,984	47,560

Non-Controlling interests
Continuing Operation	(84)	(657)	(141)	—
Discontinued Operations	2,235	17,432	(16,116)	(101,773)

	2,151	16,775	(16,257)	(101,773)

	35,883	279,888	165,727	(54,213)

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2011 and 2010

	Notes	March 31, 2011 US$’000	March31, 2011 HK$’000	March 31, 2010 HK$’000
		(Note 47)
Non-current assets
Investment properties	18	17,173	133,950	866,329
Investment properties under construction	19	44,452	346,728	293,020
Property, plant and equipment	20	11,818	92,178	183,327
Land use rights	21	9,773	76,233	22,459
Deposit for investment properties		1,812	14,136	—
Deposit for acquisition of land use rights	22	20,857	162,685	115,389
Interest in an associate	23	3,740	29,173	100
Deferred income tax assets	24	—	—	1,289

		109,625	855,083	1,481,913

Current assets
Inventories	25	—	—	51,646
Completed properties held for sale	26	35,106	273,828	422,755
Properties under development	27	35,334	275,607	258,046
Land use rights	21	272	2,118	2,198
Construction contract	28	—	—	50,557
Trade and other receivables	29	22,810	177,918	229,808
Financial assets at fair value through profit or loss	30	—	—	49,194
Tax recoverable		—	—	5,526
Restricted and pledged bank deposits	31	15,850	123,627	179,752
Cash and cash equivalents	31	20,119	156,928	746,669

		129,491	1,010,026	1,996,151

Current liabilities
Trade payables, other payables and accruals	32	30,239	235,859	454,224
Receipt in advance		2,727	21,271	286,372
Current income tax liabilities		18,793	146,588	139,428
Bank borrowings	33	33,434	260,787	277,446
Amount due to an associate	23	—	—	1,530

		85,193	664,505	1,159,000

Net current assets		44,298	345,521	837,151

Total assets less current liabilities		153,923	1,200,604	2,319,064

Non-current liabilities
Deferred income tax liabilities	24	9,944	77,566	132,258
Bank and other borrowings	33	35,048	273,371	329,245
Loan from a non-controlling interest of a subsidiary	45	1,538	12,000	—

		46,530	362,937	461,503

Net assets		107,393	837,667	1,857,561

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

As at March 31, 2011 and 2010

	Note	March 31, 2011 US$’000	March 31, 2011 HK$’000	March 31, 2010 HK$’000
		(Note 47)
Equity
Equity attributable to equity holders of the Company
Share capital	34	64	500	500
Reserves		107,418	837,861	1,061,489

		107,482	838,361	1,061,989
Non-controlling interests		(89)	(694)	795,572

Total equity		107,393	837,667	1,857,561

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended March 31, 2011, 2010 and 2009

	Notes	2011 US$’000	2011 HK$’000	2010 HK$’000	2009 HK$’000
		(Note 47)
Cash flows from operating activities
Profit/(loss) before income tax		46,568	363,234	214,071	(92,225)
Adjustments for:
Interest income		(238)	(1,858)	(2,223)	(11,608)
Interest expenses		628	4,895	1,620	—
Depreciation of property, plant and equipment	20	859	6,697	9,683	11,692
Amortization of land use rights	21	264	2,062	1,303	793
Share of loss/(gain) of an associate		47	369	(48)	53
Share-based payment		147	1,148	5,411	—
(Increase)/decrease in fair values of investment properties		(14,502)	(113,120)	(151,640)	178,016
(Gain)/loss on disposals of investment properties		(743)	(5,795)	(10,799)	2,337
Gain on disposals of a property development project	39	—	—	—	(132,537)
Loss on disposals of property, plant and equipment		—	—	2	1,504
Net unrealized loss on financial assets at fair value through profit or loss		7	51	2,695	5,342
(Gain)/loss on disposals of financial assets at fair value through profit or loss		(145)	(1,128)	(8,861)	3,470
Gain on disposals of land use rights	10	(1,090)	(8,502)	—	—
Gain on disposal of a subsidiary	38	(12)	(90)	—	—
Investment income		(143)	(1,112)	(653)	(645)
Recycling of exchange difference to profit or loss upon the Distribution	17	(2,600)	(20,284)	—	—
Provision for impairment of trade and other receivables	29	369	2,877	10,639	27,478
Impairment loss on properties under development	27	—	—	591	—
(Reversal of)/provision for inventory obsolescence	25	(474)	(3,700)	(2,370)	5,708

Operating cash flows before movements in working capital		28,942	225,744	69,421	(622)
Additions of properties under development	27	(58,519)	(456,450)	(358,096)	(564,630)
Additions of land use rights		(17,630)	(137,511)	—	(41,788)
Refunds of payments from acquisition of land use rights	21	8,041	62,721	—	130,724
Deposits paid for acquisition of land use rights		(5,288)	(41,245)	—	—
(Increase)/decrease in inventories		(60)	(468)	(7,334)	2,063
Decrease in completed properties held for sale		48,299	376,735	208,760	3,400
Decrease/(increase) in construction contract		6,604	51,514	(35,686)	(9,537)
Decrease/(increase) in amounts due from related parties		—	—	94,012	(93,907)
(Increase)/decrease in trade and other receivables		(10,474)	(81,698)	76,449	(31,801)
Increase/(decrease) in trade payables, other payables and accruals		10,984	85,672	93,078	(79,945)
Increase in amount due to an associate		—	—	1,530	—
(Decrease)/increase in deposits received/ receipt in advance		(10,913)	(85,120)	(64,247)	327,227

Cash (used in)/generated from operations		(14)	(106)	77,887	(358,816)
Interest received		238	1,858	2,223	11,608
Interest paid		(4,296)	(33,513)	(35,480)	(18,534)
Income tax paid		(2,742)	(21,386)	(18,665)	(4,231)
Income tax refunded		—	—	1,797	273

Net cash (used in)/generated from operating activities		(6,814)	(53,147)	27,762	(369,700)

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the years ended March 31, 2011, 2010 and 2009

	Notes	2011 US$’000	2011 HK$’000	2010 HK$’000	2009 HK$’000
		(Note 47)
Cash flows from investing activities
Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	38	(601)	(4,688)	—	—
Net outflow of cash and cash equivalents in respect of the Distribution	17	(76,538)	(596,993)	—	—
Purchases of property, plant and equipment		(772)	(6,020)	(16,819)	(9,479)
Additions to investment properties	18	(556)	(4,340)	—	—
Additions to investment properties under construction	19	(12,622)	(98,450)	(79,288)	(74,500)
Deposits paid for investment properties		(1,769)	(13,801)	—	—
Proceeds from disposal of an investment property		2,203	17,185	23,606	13,963
Purchases of financial assets at fair value through profit or loss		(2,895)	(22,584)	(130,538)	(101,975)
Proceeds from disposal of property, plant and equipment		—	—	5	5,345
Proceeds from disposals of financial assets at fair value through profit or loss		2,721	21,225	106,129	79,955
Net outflow of cash and cash equivalents in respect of a disposal of a property development project	39	—	—	—	(208,645)
Investment income		143	1,112	653	645

Net cash used in investing activities		(90,686)	(707,354)	(96,252)	(294,691)

Cash flows from financing activities
Proceeds from issuance of new shares by subsidiaries	40	82	640	79	—
Proceeds from issuance of new shares to a consultant		—	—	2	—
Decrease/(increase) in restricted and pledged bank deposits		7,967	62,144	(76,940)	(102,440)
Proceeds from bank and other borrowings		40,295	314,300	398,893	475,611
Repayments of bank borrowings		(28,893)	(225,369)	(98,405)	(33,900)
Contributions from a non-controlling interest		—	—	9,061	—
Loans from equity holders		—	—	100,000	—
Loan from a non-controlling interest	45	1,538	12,000	—	—
Dividends paid to non-controlling interests		—	—	(21,915)	(21,910)

Net cash generated from financing activities		20,989	163,715	310,775	317,361

Net (decrease)/increase in cash and cash equivalents		(76,511)	(596,786)	242,285	(347,030)
Cash and cash equivalents at beginning of the year		95,727	746,669	503,912	843,886
Effect of foreign exchange rate changes		903	7,045	472	7,056

Cash and cash equivalents at end of the year	31	20,119	156,928	746,669	503,912

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended March 31, 2009, 2010 and 2011

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC surplus reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2008	77	—	44,335	26,850	104,228	4,771	350,067	530,328	945,018	1,475,346
Profit/(loss) for the year	—	—	—	—	—	—	42,540	42,540	(109,358)	(66,818)
Other comprehensive income/(loss):
Decrease in fair value of leasehold land and buildings, net of deferred income tax	—	—	(3,575)	—	—	—	—	(3,575)	(5,282)	(8,857)
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	(53)	—	—	—	—	(53)	(79)	(132)
Exchange difference on translation of foreign operation	—	—	—	8,648	—	—	—	8,648	12,946	21,594

Total comprehensive income/(loss) for the year	—	—	(3,628)	8,648	—	—	42,540	47,560	(101,773)	(54,213)
Transfer to retained profit upon disposals of the properties	—	—	(653)	—	—	—	653	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(1,273)	—	—	—	1,273	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(21,910)	(21,910)

Balance at March 31, 2009	77	—	38,781	35,498	104,228	4,771	394,533	577,888	821,335	1,399,223

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2009, 2010 and 2011

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC surplus reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2009	77	—	38,781	35,498	104,228	4,771	394,533	577,888	821,335	1,399,223
Profit/(loss) for the year	—	—	—	—	—	—	171,408	171,408	(29,859)	141,549
Other comprehensive income/(loss):
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	9,240	—	—	—	—	9,240	13,649	22,889
Exchange difference on translation of foreign operation	—	—	—	1,336	—	—	—	1,336	(47)	1,289

Total comprehensive income/(loss) for the year	—	—	9,240	1,336	—	—	171,408	181,984	(16,257)	165,727
Appropriation of profit to statutory surplus reserve	—	—	—	—	—	296	(296)	—	—	—
Transfer to retained profit upon disposals of the properties	—	—	(2,436)	—	—	—	2,436	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(177)	—	—	—	177	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(21,915)	(21,915)
Share-based payments	—	—	—	—	2,185	—	—	2,185	3,226	5,411
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	79	79
Deemed receipt from non-controlling interests	—	—	—	—	(43)	—	—	(43)	43	—
Capital contribution from a non-controlling interest of a subsidiary	—	—	—	—	—	—	—	—	9,061	9,061
Capitalization of equity holders’ loans upon the Merger (as defined in note 2(a)) (note (d))	—	—	—	—	300,000	—	—	300,000	—	300,000
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(38)	—	38	—	—	—
Issue of preferred shares to equity holders	1	—	—	—	—	—	—	1	—	1
Issue of shares upon common control merger (note (e))	448	997,961	—	—	(1,003,648)	—	—	(5,239)	—	(5,239)
Equity settled expenses related to corporate restructuring (note (e))	2	5,239	—	—	—	—	—	5,241	—	5,241
Share repurchased (note (f))	(28)	—	—	—	—	—	—	(28)	—	(28)

Balance at March 31, 2010	500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2009, 2010 and 2011

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC surplus reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2010	500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561
Profit for the year	—	—	—	—	—	—	227,346	227,346	5,206	232,552
Other comprehensive income:
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	1,868	—	—	—	—	1,868	2,768	4,636
Exchange difference on translation of foreign operation	—	—	—	33,899	—	—	—	33,899	8,801	42,700

Total comprehensive income for the year	—	—	1,868	33,899	—	—	227,346	263,113	16,775	279,888
Transfer to retained profit upon disposals of the properties	—	—	(144)	—	—	—	144	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(499)	—	—	—	499	—	—	—
Share-based payments	—	—	—	—	463	—	—	463	685	1,148
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	640	640
Deemed receipt from non-controlling interests	—	—	—	—	(446)	—	—	(446)	446	—
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(58)	—	58	—	—	—
Disposal of a subsidiary (note (g))	—	—	—	—	—	—	—	—	(8,957)	(8,957)
Dividend—Distribution of subsidiaries (note (h))	—	—	—	—	—	—	(466,474)	(466,474)	(805,855)	(1,272,329)
Release of reserve upon distribution of subsidiary (note (h))	—	—	(46,633)	(20,284)	(39,966)	(5,067)	91,666	(20,284)	—	(20,284)

Balance at March 31, 2011	500	1,003,200	—	50,449	(637,323)	—	421,535	838,361	(694)	837,667

The notes on pages F-14 to F-81 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

Note:

(a)	Issued capital included ordinary shares of HK$499,000 and preferred share of HK$1,000 as at March 31, 2011.
(b)	Capital reserve comprises of (1) a deficit of HK$703,648,000 arising from the merger with China Metro-Rural Limited (“China Metro”) resulted from a waiver of shareholders loans of HK$300,000,000 (as detailed in note (d) below) and issue of 57,443,238 ordinary shares with an equivalent amount of HK$1,003,648,000 which was recorded as a reduction of capital reserve (as detailed in note (e) below); and (2) other capital reserve amounted HK$66,325,000 arising from the corporate restructuring in 1997.
(c)	In accordance with the articles of association of the relevant subsidiaries established in the PRC, the PRC subsidiaries may, upon the approval of the board of directors of the PRC subsidiaries, transfer certain of their net profit as stated in the financial statements prepared under PRC accounting regulations to PRC surplus reserve. Such a transfer is not required when the amount of the PRC surplus reserve reaches 50% of the corresponding subsidiaries’ registered capital. The PRC surplus reserve shall only be used to make up losses of the corresponding subsidiaries’ production operations, or to increase the capital of the corresponding subsidiaries. Upon approval of the corresponding subsidiaries’ shareholders in general meetings, the subsidiaries may convert their PRC surplus reserve into registered capital and issue bonus capital to the existing owners in proportion to the existing ownership structure. In addition, this reserve is only distributable in the event of liquidation of these PRC subsidiaries.
(d)	In connection with the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to these consolidated financial statements, the shareholders of China Metro agreed to waive their loans to China Metro amounted to HK$300,000,000. Accordingly, the Company recorded such waiver as a capital contribution under capital reserve.
(e)	In respect of the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to these consolidated financial statements, an aggregate of 57,443,238 ordinary shares of the Company with an equivalent amount of HK$1,003,648,000 was issued. Such issuance was recorded as a reduction of capital reserve while the par value of the issued shares amounted to HK$448,000 was recorded as issued capital. The remaining amount between capital reserve and issued capital was recorded as share premium, net of 300,000 ordinary shares with a value of HK$5,241,000 which was issued as the issuance cost in respect of the share issuance.
(f)	In connection with the reorganization which is further discussed in note 2(a) to these consolidated financial statements, Man Sang Holdings, Inc. (“MSHI”), the Company’s previous holding company of the Group was to be dissolved and liquidated, and the Company became the new holding company of the Group. Pursuant to the reorganization, shareholders of MSHI’s ordinary shares and preferred shares received 6,382,582 and 100,000 of the Company’s ordinary shares and preferred shares, respectively, on a share-for-share basis in cancellation of MSHI’s ordinary shares and preferred shares. Prior to and in connection with the reorganization, the Company repurchased 3,617,418 of its ordinary shares with a par value of US$0.001 each amounting HK$28,000.
(g)	In connection with a disposal of a subsidiary, which is further discussed in note 38 to the consolidated financial statements, the Company’s equity interests in the then subsidiary, Tieling Motor Vehicle Trading Co., Ltd. was reduced from 60% to 40%. As a result, the Company ceased to consolidate the results of Tieling Motor Vehicle Trading Co., Ltd. Accordingly, non-controlling interest of approximately HK$8,957,000 was derecognized from equity upon the disposal. Further details of the disposal of a subsidiary are set out in note 38 to the consolidated financial statements.
(h)	In connection with the distribution of Man Sang International Limited (“MSIL”) which is further discussed in note 2(a) to the consolidated financial statements, the Company distributed MSIL to its shareholders with net assets attributable to the equity holders of the Company of approximately HK$466,474,000 and non-controlling interests of approximately HK$805,855,000, which were debited from equity.

As a result of the distribution of MSIL, property revaluation reserve of approximately HK$46,633,000, capital reserve of approximately HK$39,966,000 and statutory surplus reserve of approximately HK$5,067,000 attributable to MSIL were released to retained profits; and accumulated translation reserve of approximately HK$20,284,000 attributable to MSIL was released to the consolidated income statement, upon the distribution of MSIL.

Further details in respect of the distribution of MSIL are set out in notes 2(a) and 17 to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information of China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited (the “Company”, or “we” or “us”) was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant of the BVI Companies Act. The Company through its subsidiaries is principally engaged in the development and operations of large-scale and integrated agricultural logistics platforms, which include trade centers and other supporting facilities, in the PRC.

In addition, the Company, through its subsidiaries, engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products. The Company also owned and operated an industrial real estate complex in Shenzhen, People’s Republic of China (the “PRC”) and a market center with various supporting facilities in Shanxiahu, Zhuji, Zhejiang Province, the PRC, which represented the Discontinued Operations (as defined in note 2(a)) as a result of the Distribution (as defined in note 2(a)). Further details in respect of the Distribution and the Discontinued Operations are set out in note 2(a) to the consolidated financial statements.

The shares of the Company have been listed on the NYSE Amex (formerly known as “American Stock Exchange”) under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suit 2204, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on July 11, 2011.

Note 2—Summary of Significant Accounting Policies

(a) Basis of preparation and presentation

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited (“MSIL”), held by the Company, represented approximately 494 million ordinary shares in MSIL (the “Distribution”), which was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and discontinued its jewelry and real estate businesses (the “Discontinued Operations”). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the Discontinued Operations were shown as discontinued operations in the Group’s consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss, investment properties, investment properties under construction, and leasehold land and buildings, which are stated at fair value as explained in the accounting policies set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2010. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 of the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Reorganization transaction

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE Amex. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI and its subsidiaries (the “Group”) from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was to be dissolved and liquidated and the Company was to become the new holding company of the Group and to contractually assume all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company of the Group on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a foreign private issuer. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

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

Merger with China Metro

Pursuant to the Agreement and Plan of Merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited (“China Metro”) and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. On March 19, 2010, Merger Agreement was adopted and the Merger was subsequently consummated, each outstanding share of China Metro as of the effective date of the Merger was converted automatically into the right to receive the number of the Company’s ordinary shares equivalent to 57,443,238 divided by the number of China Metro ordinary shares outstanding immediately prior to the Merger. As a result, based on outstanding 100 ordinary shares of China Metro immediately prior to the Merger, an aggregate of 57,443,238 ordinary shares of the Company was issued in connection with the Merger (with cash paid for fractional shares), of which 37,338,104 ordinary shares were issued to Kind United Holdings Ltd., the controlling shareholder of China Metro under the control of Mr. Cheng Chung Hing (“Mr. Cheng”), or Kind United, and the remaining 20,105,130 ordinary shares of the Company were issued to the minority shareholders of China Metro.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(b) Basis of consolidation

Business combinations (other than for combining entities under common control) are accounted for by applying the purchase method. This involves the fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiaries, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiaries are included in the consolidated statements of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group’s accounting policies.

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

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Non-controlling interests in the net assets consist of the amount of those interests at the date of the original business combination and the non-controlling interest’s share of changes in equity since the date of the combination. Losses applicable to the non-controlling interest in excess of the non-controlling interest’s share of interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover the losses.

The Group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control or significant influence from April 1, 2010 when revised IAS27, ‘Consolidated and separate financial statements’, became effective. The revision to IAS 27 contained consequential amendments to IAS 28, ‘Investments in associates, and IAS 31, ‘Interests in joint ventures’. The Group has applied the new policy as stated in the following paragraphs prospectively to transactions occurring on or after April 1, 2010. As a consequence, no adjustments were necessary to any of the amounts previously recognized in the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group treats transactions with non-controlling interest as transactions with equity owners of the Group. For purchases from non-controlling interest, the differences between any consideration paid and the revenant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(c) Subsidiaries

A subsidiary is an entity, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In relation to the Company’s subsidiary, Man Sang International Limited (“MSIL”), certain shareholders of MSIL, prior to the occurrence of the Distribution, had assigned their voting rights to the Company giving the Company more than 50 percent of the voting rights. Consequently, the Company had the power to control MSIL. Such assignment of voting rights by these shareholders was cancelled as a result of the Distribution.

Investments in subsidiaries are included in the Company’s statements of financial position at cost less impairment losses. The carrying amount of investment is reduced to its recoverable amount on an individual basis.

(d) Goodwill

Goodwill arising on an acquisition of a business represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. As at March 31, 2011, the Group did not have any goodwill.

(e) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5 ‘Non-current assets held for sale and discontinued operations’). Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that if the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Leasehold land in Hong Kong classified as finance lease commences amortization from the time when the land interest becomes available for its intended use. Leasehold land outside of Hong Kong is recognized in accordance with the Group’s policies in note 2(k) to these consolidated financial statements. Amortization on leasehold land in Hong Kong classified as finance lease and depreciation for property, plant and equipment, other than construction in progress, are calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Leasehold land classified as finance lease and buildings	Over the shorter of the term of the lease or 50 years
Leasehold improvements	33%
Plant and machinery	10%
Furniture, fixtures and equipment	20% - 33%
Motor vehicles	10% - 25%

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

(i) Properties under development

Property that is being constructed or developed for future use as held-for-sales is classified as properties under development and stated at lower of costs and net realizable value until construction or development is complete, at which time it is reclassified as completed properties held for sale. Costs comprise construction costs, borrowing costs capitalized, amortization of land use rights and professional fees incurred during the development period. If properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and building and stated at cost less any identified impairment losses for accounting purposes.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(k) Land use rights

Land use rights include up-front payments to acquire land and payments for lease of properties held under operating leases. Land use rights are stated at cost and are amortized on a straight-line basis over the period of the lease. Land use rights are reclassified as properties under developments or investment properties under developments when the corresponding properties are ready to be constructed.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial assets at fair value through profit or loss

Financial assets at FVTPL have two subcategories, including financial assets held for trading and those designated as at FVTPL on initial recognition. At each statements of financial position date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognized directly in the consolidated income statement in the period in which they arise. Fair value gain or loss does not include any dividend or interest earned on these financial assets. Dividend and interest income is recognized in accordance with the Group’s policies in note 2(r) to these consolidated financial statements. The Group’s financial assets at FVTPL were solely attributable to the Discontinued Operations, and as a result of the Distribution, the Group did not have any financial assets at FVTPL as at March 31, 2011.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each statement of financial position date subsequent to initial recognition, loans and receivables (including trade receivables, loan receivables, and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 ‘Revenue’. As at March 31, 2011, the Group did not have any financial guarantee contracts.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(m) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

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

During the year ended March 31, 2011, the construction contract of the Group was fully completed and there was no construction contract that was remained outstanding as at March 31, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

To promote sales of certain properties, the Group, through its Discontinued Operations, conducted a promotional sale of these properties during fiscal year ended March 31, 2010 and fiscal year ended March 31, 2011 prior to the Distribution wherein it sold such properties at special rates to selected purchasers which was different from the normal sales of properties as discussed above where no special rates were given. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties as well as the sales of these properties were at special rates, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed assuming amounts owned are considered collectible. The Group’s sale of goods were solely attributable to the Discontinued Operations, and as a result of the Distribution, the Group no longer made any sale of goods.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the statements of financial position date. Exchange differences so arising are recognized in the translation reserve.

(v) Taxation

Income tax expense comprises current and deferred income tax.

Current income tax is calculated based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are not taxable or deductible. Current income tax payable is calculated using tax rates that have been enacted or substantively enacted by the statements of financial position date.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In accordance with the rules and regulations in the PRC, the PRC based employees of the Company’s subsidiaries in the PRC participate in various defined contribution retirement benefit plans organized by the relevant municipal and provincial governments in the PRC under which the Company’s subsidiaries in the PRC and the PRC based employees are required to make monthly contributions to these plans calculated as a percentage of the employees’ salaries, which ranging from 10% to 15% of the average basic salary of the PRC based employee.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(y) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including properties under development and investment properties under construction, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

(z) Government grants

Grants from government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants are recognized as income over the periods necessary to match with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other operating income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expenses. Grants related to assets are presented as a deduction from the cost of the relevant asset.

(aa) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale or held for distribution to owners. Discontinued operations are presented in the income statement (including comparative) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measure to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. When the Group discontinues its subsidiary, the Group is to account for all amounts recognized in other comprehensive income, including exchange difference on translation of foreign operations, in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income that relates to an asset or a liability, which when disposed, the Group reclassifies such accumulated gains or losses related to that asset or liability from equity to consolidated income statement, as a reclassification adjustment, when it loses control of the subsidiary. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separated from other assets and liabilities.

A non-current asset or a disposal group comprising assets and liabilities is classified as held for sale or held for distribution to owners if it is expected that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probably within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset or disposal group.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On initial classification as held for sale or held for distribution to owners, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less cost to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior period.

Impairment losses subsequent to classification of assets as held for sale or held for distribution to owners are recognized in the income statement. Increase in fair value less costs to sell of assets that have been classified as held for sale or held for distribution to owners are recognized in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognized in respect of asset. Assets are not depreciated while they are classified as held for sale or held for distribution to owners.

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following new or revised IFRS, which are relevant to its operations:

•

IFRS 3 (revised), ‘Business Combinations’, and consequential amendments to IAS 27, ‘Consolidated and Separate Financial Statements’, IAS 28, ‘Investments in Associates’, and IAS 31, ‘Interests in Joint Ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed. IFRS 3 (revised) has had no significant impact on the current period.

•

IFRS 5 (amendment), ‘Non-Current Assets Held for Sale and Discontinued Operations’. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. IFRS 5 (amendment) has had no significant impact on the current period.

•

IAS 1 (amendment), ‘Presentation of Financial Statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. IAS 1 (amendment) has had no significant impact on the current period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

IAS 27 (revised), ‘Consolidated and Separate Financial Statements’. The standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. Details of transactions with non-controlling interests are further set out in note 38 to the consolidated financial statements.

•

IAS 28 (amendment), ‘Investments in Associates’. The amendment includes the required disclosures when investments in associates are accounted for at fair value through profit or loss. The amendment also clarifies the recognition and reversal of impairment of investments in associates. IAS 28 (amendment) has had no significant impact on the current period.

•

IAS 36 (amendment), ‘Impairment of Assets’. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘Operating Segments’ (that is, before the aggregation of segments with similar economic characteristics. IAS 36 (amendment) has had no significant impact on the current impact.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2010 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after

Amendments to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
IAS 12 (Amendment)	Income Taxes	January 1, 2012
IAS 19 (Revised)	Employee Benefits	January 1, 2013
IAS 24 (Revised)	Related Party Disclosures	January 1, 2011
IAS 27 (As amended in 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (As amended in 2011)	Investments in Associates and Joint Ventures	January 1, 2013
IFRS 9	Financial Instruments	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Vale Measurement	January 1, 2013
IFRIC- Int 14 (Amendments)	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC- Int 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

In May 2010, the IASB published Improvements to IFRS which sets out amendments to a number of IFRS which are effective for annual periods beginning on or after July 1, 2010, January 1, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Classification between investment properties and properties held for sale

The Group develops properties held for sale and properties held to earn rentals and/or for capital appreciation. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for as investment properties under construction if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at the lower of cost and net realizable value, while the properties held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at the end of each reporting period.

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group were stated at fair value in accordance with the Group’s accounting policies stated in note 2(h) and 2(g) respectively. The fair value of investment properties, investment properties under development, and leasehold land and buildings are determined by management based in part on valuation by independent professional valuers, and the fair values of investment properties, investment properties under development and leasehold land and buildings are set out in notes 18, 19 and 20 to the consolidated financial statements respectively. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from actual results.

In making the judgment, reasonable consideration has been given to the underlying assumptions based on market conditions existing at the statements of financial position date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date. In respect of the trade receivables past due over 60 days but not impaired, majority of which are related to sales of properties in mainland China, they are due to the reason that longer time is normally required for customers to apply for mortgages in the location at which the Company’s subsidiaries are operated. As most of these mortgages were approved by banks and balances settled subsequent to the date of statement of financial position and additional resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitors’ actions in response to severe industry cycles. Management reassesses these estimations at the statements of financial position date to ensure inventories are shown at the lower of cost and net realizable value. The Group’s inventories were solely attributable to the Discontinued Operations, and as a result of the Distribution, the Group no longer carried any inventories nor its related provision/write-back of provision in its consolidated statement of financial position.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PRC land appreciation taxes

The Group is subject to land appreciation taxes in the PRC. The provision of land appreciation taxes is based on management’s best estimates according to the understanding of the requirements set forth in the relevant PRC tax laws and regulations. The actual land appreciation tax liabilities are subject to the determination by the tax authorities upon the completion of the property development projects. The Group has not finalized its land appreciation tax calculations and payments with the tax authorities for certain property development projects. The final outcome might be different from the amounts that were initially recorded, and any differences will impact the land appreciation tax expenses and the related provision in the period in which the differences realize. Further details are set out in note 14 to the consolidated financial statements.

Current and deferred income tax

The Group is subject to income taxes in the PRC. Significant judgment is required in determining the amount of the provision for taxation and the timing of payment of the related taxations. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred assets and income tax expense in the periods in which such estimate is changed.

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

When developing properties, the Group may divide the development projects into phases. Specific costs directly related to the development of a phase are recorded as the cost of such phase. Costs that are common to phases are allocated to individual phases based on the estimated saleable area of the entire project. Where the final settlement of costs and the related cost allocation is different from the initial estimates, any increase or decrease in the development costs and other costs would affect the profit or loss in future years. Further details are set out in note 27 to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Promotional sale of certain properties

As discussed in note 2(r), the Group, through the Discontinued Operations, conducted a promotional sale of certain properties during the fiscal year ended March 31, 2011 prior to the Distribution. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge. Of the explicitly agreed transaction price, the Group received a down-payment of 24% in cash amounting to HK$4,147,000 (2010: HK$18,459,000) upon transfer of title to the properties with the remainder HK$13,131,000 (2010: HK$71,167,000) being receivable in future. As all the revenue recognition criteria had been met, the Group’s Discontinued Operations recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received during the year ended March 31, 2010 and the year ended March 31, 2011 prior to the Distribution. As these transactions were solely attributable to the Discontinued Operations, subsequent to the Distribution, the Group no longer carries out these transactions.

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

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations and the risks associated with issued share capital and will balance its overall capital structure through the drawdown of bank borrowings, the repayment of existing bank borrowings or the adjustment of dividends paid to equity holders.

The management of the Group monitors its capital structure on the basis of the net debt. Net debt is set out as follows:

	2011 HK$’000	2010 HK$’000
Bank and other borrowings	534,158	606,691
Restricted and pledged bank deposit	(123,627)	(179,752)
Cash and cash equivalents	(156,928)	(746,669)

Net debt/(cash)	253,603	(319,730)

Note 6—Financial Risk Management

The Group’s major financial instruments include financial assets at fair value through profit or loss, trade and other receivables, restricted and pledged bank deposits, cash and cash equivalents, trade and other payables, bank and other borrowings, loan from a non-controlling interest and amount due to an associate. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk, interest rate risk and price risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a) Market risk

(i) Currency risk

As at March 31, 2010, the Discontinued Operations of the Group’s foreign currency assets, liabilities and transactions were principally denominated in Chinese Renminbi (“RMB”) and United States Dollars (“US$”). Theses currencies were not the functional currencies of the Group entities from the Discontinued Operations to which these balances relate. The Group’s Discontinued Operations were exposed to foreign currency risk arising from the movements in the exchange rates of these different currencies against the functional currency of the Discontinued Operations of the Group entities. The Discontinued Operations managed its foreign exchange risks by performing regular reviews and arranges hedges against foreign exchange exposures when considered necessary. Most of the business transactions from the Discontinued Operations are denominated in Hong Kong dollars (“HK$”), US$ and RMB.

The Group’s Discontinued Operations were exposed to the fluctuation on exchange rates of RMB. At March 31, 2010, if HK$ had weakened/strengthened by 1% against RMB with all other variables held constant, post-tax profit for the year attributable to the Discontinued Operations would have been HK$3,153,000 lower/higher, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated receivables, payables and bank borrowings. As a result of the Distribution, the Group’s assets, liabilities and transactions are principally denominated in RMB and HK$, which are also the functional currency of the Group entities to which these balances relate. Accordingly, risk that the Group is subject to foreign currency risk at March 31, 2011 is minimal.

The Group considers there was no significant exposure to foreign exchange fluctuations between US$ and HK$ as long as the Hong Kong dollars remain pegged with US dollars.

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$474,158,000 (2010: HK$550,191,000) and fixed-rate other borrowing of HK$60,000,000 (2010: HK$56,500,000) which were dominated in RMB, except for an other loan of HK$60,000,000 which is denominated in Hong Kong Dollar. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate so as to minimize the fair value interest rate risk.

The tenure of the fixed-rate other borrowing was long term, i.e. four years. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of the other borrowing was detailed in note 6(c).

At March 31, 2011, if interest rates had been 0.25% higher/lower with all other variables held constant, interest payment on floating rate borrowings would have been approximately HK$1,185,000 (2010: HK$1,375,000) higher/lower. Post-tax profit for the year would have been approximately HK$111,000 (2010: HK$101,000) lower/higher mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Majority of the interest expenses would be capitalized as a result of such interest expenses directly attributable to the property construction. The management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Price risk

The Group’s financial assets at fair value through profit or loss represented investments in listed equity securities and were measured at fair value at each statements of financial position date. Therefore, the Group was exposed to equity securities price risk. The management manages this exposure by maintaining a diversified portfolio of investments with different characteristic.

If the price of the respective equity instruments had been 10% higher/lower, profit for the year ended March 31, 2010 would have increased/decreased by approximately HK$4,108,000. The Group’s financial assets at fair value through profit or loss were solely attributable to the Group’s Discontinued Operations. As a result of the Distribution, the Group no longer has investment in listed equity securities.

(b) Credit risk

Credit risk mainly arises from trade and other receivables, financial assets at fair value through profit or loss, pledged bank deposits and cash and cash equivalents.

In respect of pledged bank deposits and cash and cash equivalents, the Group will place cash in banks and financial institutions with high credit ratings assigned by international credit-rating agencies.

Most of the Group’s customers do not have independent rating. Before accepting certain new customers, where available at reasonable cost, the Group obtains credit reports from commercial information provider to assess the potential customer’s credit and defines credit limits by customer. Credit limits of customers are reviewed periodically. In order to minimize the credit risk, the management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. For the trade receivables arising from sales of properties, the Group managed the credit risk by fully receiving cash or properly arranging the purchasers’ mortgage loans financing procedures unless strong credit records of the customers could be established. The Group has policies in place to ensure that sales are made to purchasers with an appropriate financial strength and appropriate percentage of down payments. It also has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment provisions are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a number of counterparties and customers.

For certain trade receivables in connection with sales of properties, the Group has the right to repossess the properties when the repayments of trade receivables in respect of properties sales are in default. The arrangement has mitigated the credit risk for the customers which cannot be assessed through our past experience and other factors to prove their credit standing.

(c) Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank and other borrowings and ensures compliance with loan covenants.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2011 and 2010, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2011				March 31, 2010
	On demand HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000	On demand HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000
Trade and other payables	—	226,061	—	—	—	432,005	—	—
Bank and other borrowings *	—	260,787	118,540	154,831	85,179	192,267	136,287	192,958
Interest obligations	—	30,166	18,251	16,157	4,025	24,600	14,713	9,412
Amount due to an associate	—	—	—	—	—	1,530	—	—

	—	517,014	136,791	170,988	89,204	650,402	151,000	202,370

*	Bank loans with loan agreements that contain a repayment on demand clause are classified as current liabilities.

The table that follows summarizes the maturity analysis of a term loan with a repayment on demand clause based on agreed scheduled repayments set out in the loan agreement. The amounts include interest payments computed using contractual rates. As a result, these amounts were greater than the amounts disclosed in the “on demand” time band in the maturity analysis contained in note 33 to the consolidated financial statements. Taking into account the Group’s financial position, the directors do not consider that it is probable that the bank will exercise its discretion to demand immediate repayment. The directors believe that such term loans will be repaid in accordance with the scheduled repayment dates set out in the loan agreements.

	Maturity analysis –Term loan subject to repayment on demand clause based on scheduled repayments
	On demand HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000
March 31, 2011	—	—	—	—

March 31, 2010	—	60,236	28,968	—

(d) Fair value estimation

Below analyses financial instruments carried at fair values, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial assets at fair value through profit or loss are equity securities that were traded in an active market. Closing stock price is readily available from active market and was used as being representative of fair value. As at March 31, 2010, the Group classified these financial assets at fair value through profit or loss of HK$49,194,000 as level 1 input for the purpose of measuring fair value. As these financial assets were solely attributable to the Discontinued Operations and subsequent to the Distribution, the Group no longer has this type of financial assets carried on its consolidated statement of financial position as at March 31, 2011.

Note 7—Revenue

Revenue represents (i) the amounts received and receivable from customers in respect of goods sold, less returns and allowances, (ii) the proceeds from the sale of properties during the year and (iii) the amounts received and receivable in respect of leasing and property management fees of investment properties.

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Continuing operation:
Sales of properties	575,569	336,696	1,044
Rental and property management income	6,004	963	—

	581,573	337,659	1,044

Discontinued operations (Note 17):
Sales of pearls and jewelry	88,300	261,539	316,703
Sales of properties	57,574	51,720	16,435
Rental and property management income	11,578	26,120	26,596

	157,452	339,379	359,734

	739,025	677,038	360,778

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

Continuing operation:

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discontinued operations:

Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products.

Property development and investment—Development, sales and leasing of properties, including industrial complex in Shenzhen, the PRC, a market center with various supporting facilities in Zhuji, the PRC and commercial properties in Hong Kong.

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2011

	Continuing operation		Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	581,573	581,573	88,300	69,485	157,785	739,358
Inter-segment revenue	—	—	—	(333)	(333)	(333)

Revenue from external customers	581,573	581,573	88,300	69,152	157,452	739,025

Segment operating profit	337,808	337,808	7,174	7,613	14,787	352,595
Finance income	801	801	696	358	1,054	1,855
Finance costs	(3,927)	(3,927)	(919)	(49)	(968)	(4,895)
Share of results of an associate	(386)	(386)	—	17	17	(369)

Segment profit before income tax	334,296	334,296	6,951	7,939	14,890	349,186
Income tax expenses	(125,201)	(125,201)	(807)	(5,107)	(5,914)	(131,115)

Segment profit after taxation	209,095	209,095	6,144	2,832	8,976	218,071

Other information:
Depreciation	3,457	3,457	1,976	1,264	3,240	6,697
Amortization	1,234	1,234	—	828	828	2,062
Increase in fair values of investment properties and investment properties under construction	111,528	111,528	—	1,592	1,592	113,120
Gain on disposals of investment properties	—	—	—	5,795	5,795	5,795
Gain on disposals of land use rights	8,502	8,502	—	—	—	8,502
Gain on disposal of a subsidiary	90	90	—	—	—	90
Provision for impairment of trade and other receivables	(2,570)	(2,570)	(307)	—	(307)	(2,877)
Reversal of provision for inventory obsolescence	—	—	3,700	—	3,700	3,700

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2010

	Continuing operation		Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	337,659	337,659	261,539	78,679	340,218	677,877
Inter-segment revenue	—	—	—	(839)	(839)	(839)

Revenue from external customers	337,659	337,659	261,539	77,840	339,379	677,038

Segment operating profit/(loss)	273,520	273,520	32,249	(69,219)	(36,970)	236,550
Finance income	362	362	1,023	792	1,815	2,177
Finance costs			(1,620)	—	(1,620)	(1,620)
Share of results of an associate	—	—	—	48	48	48

Segment profit/(loss) before income tax	273,882	273,882	31,652	(68,379)	(36,727)	237,155
Income tax (expenses)/credits	(87,379)	(87,379)	(2,597)	17,238	14,641	(72,738)

Segment profit/(loss) after taxation	186,503	186,503	29,055	(51,141)	(22,086)	164,417

Other information:
Depreciation	(796)	(796)	(6,955)	(1,932)	(8,887)	(9,683)
Amortization	(854)	(854)	—	(449)	(449)	(1,303)
Increase/(decrease) in fair values of investment properties and investment properties under construction	155,631	155,631	—	(3,991)	(3,991)	151,640
Gain on disposals of investment properties	—	—	—	10,799	10,799	10,799
(Loss)/gain on disposals of property, plant and equipment	(7)	(7)	—	5	5	(2)
Impairment loss on properties under development	—	—	—	(591)	(591)	(591)
Provision for impairment of trade and other receivables	—	—	(4,964)	(5,675)	(10,639)	(10,639)
Reversal of provision for inventory obsolescence	—	—	2,370	—	2,370	2,370

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2009

	Continuing operation		Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	1,044	1,044	316,703	43,881	360,584	361,628
Inter-segment revenue	—	—	—	(850)	(850)	(850)

Revenue from external customers	1,044	1,044	316,703	43,031	359,734	360,778

Segment operating profit/(loss)	110,012	110,012	16,517	(207,724)	(191,207)	(81,195)
Finance income	1,565	1,565	6,881	2,426	9,307	10,872
Share of results of an associate	—	—	—	(53)	(53)	(53)

Segment profit/(loss) before income tax	111,577	111,577	23,398	(205,351)	(181,953)	(70,376)
Income tax (expenses)/credits	(26,723)	(26,723)	1,019	51,162	52,181	25,458

Segment profit/(loss) after taxation	84,854	84,854	24,417	(154,189)	(129,772)	(44,918)

Other information:
Depreciation	(601)	(601)	(8,685)	(2,406)	(11,091)	(11,692)
Amortization	(785)	(785)	—	(8)	(8)	(793)
Increase/(decrease) in fair value of investment properties and investment properties under construction	6,556	6,556	—	(184,572)	(184,572)	(178,016)
Loss on disposals of investment properties	—	—	—	(2,337)	(2,337)	(2,337)
Loss on disposals of property, plant and equipment	—	—	(1,055)	(449)	(1,504)	(1,504)
Provision for impairment of trade and other receivables	—	—	(6,733)	(20,745)	(27,478)	(27,478)
Gain on disposals of a property development project	132,537	132,537	—	—	—	132,537
Provision for inventory obsolescence	—	—	(5,708)	—	(5,708)	(5,708)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2011

	Continuing operation		Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	1,854,489	1,854,489	—	—	—	1,854,489
Total segment assets include:
Investment in an associate	29,173	29,173	—	—	—	29,173
Additions to non-current assets (other than deferred income tax assets)	286,591	286,591	—	—	—	286,591
Total segment liabilities	1,024,651	1,024,651	—	—	—	1,024,651

The segment assets and liabilities at March 31, 2010

	Continuing operation		Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	1,378,464	1,378,464	533,414	1,452,934	1,986,348	3,364,812
Total segment assets include:
Investment in an associate	—	—	—	100	100	100
Additions to non-current assets (other than deferred income tax assets)	236,563	236,563	5,128	21,504	26,632	263,195
Total segment liabilities	779,460	779,460	90,729	738,503	829,232	1,608,692

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the reportable segments’ profit/(loss) before income tax to the Group’s profit/(loss) before income tax is as follows:

	2011			2010			2009
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Total profit/(loss) before income tax for reportable segments	334,296	14,890	349,186	273,882	(36,727)	237,155	111,577	(181,953)	(70,376)
Gain/(loss) on disposals of financial assets at fair value through profit or loss	—	1,128	1,128	—	8,861	8,861	—	(3,470)	(3,470)
Net unrealized loss on financial assets at fair value through profit or loss	—	(51)	(51)	—	(2,695)	(2,695)	—	(5,342)	(5,342)
Share-based payment as share options granted to directors and employees by a subsidiary	—	(1,148)	(1,148)	—	(5,411)	(5,411)	—	—	—
Investment income	—	1,112	1,112	—	653	653	—	645	645
Recycling of exchange difference to profit or loss upon the Distribution (Note 17)	—	20,284	20,284	—	—	—	—	—	—
Corporate finance income	2	1	3	3	43	46	314	422	736
Corporate expenses	(6,994)	(286)	(7,280)	(21,589)	(2,949)	(24,538)	(11,649)	(2,769)	(14,418)

Profit/(loss) before income tax of the Group	327,304	35,930	363,234	252,296	(38,225)	214,071	100,242	(192,467)	(92,225)

A reconciliation of the total of reportable segments’ assets to the Group’s total assets is as follows:

	At March 31, 2011			At March 31, 2010
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	1,854,489	—	1,854,489	1,378,464	1,986,348	3,364,812
Unallocated:
Corporate assets	10,620	—	10,620	24,826	39,107	63,933
Current income tax assets	—	—	—	125	—	125
Financial assets at fair value through profit or loss	—	—	—	—	49,194	49,194

Total assets for the Group	1,865,109	—	1,865,109	1,403,415	2,074,649	3,478,064

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	At March 31, 2011			At March 31, 2010
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	1,024,651	—	1,024,651	779,460	829,232	1,608,692
Unallocated:
Corporate liabilities	2,791	—	2,791	10,630	354	10,984
Current income tax liabilities	—	—	—	—	827	827
Deferred income tax liabilities	—	—	—	—	—	—

Total liabilities for the Group	1,027,442	—	1,027,442	790,090	830,413	1,620,503

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are HK$4,004,000 (2010: HK$13,995,000 and 2009: HK$15,966,000) and HK$735,021,000 (2010: HK$663,043,000 and 2009: HK$344,812,000) respectively.

As of March 31, 2011, the total of non-current assets other than deferred income tax assets located in Hong Kong and places other than Hong Kong are HK$107,000 (March 31, 2010: HK$165,985,000) and HK$854,976,000 (March 31, 2010: HK$1,314,639,000) respectively.

The breakdown of major component of the total of revenue from external customers by geographical analysis which is based on the location of the customers is disclosed as follows:-

	2011			2010			2009
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Hong Kong	—	4,004	4,004	—	13,995	13,995	—	15,966	15,966
North America	—	20,336	20,336	—	47,082	47,082	—	69,945	69,945
Europe	—	51,174	51,174	—	156,922	156,922	—	152,957	152,957
PRC (excluding Hong Kong)	581,573	68,477	650,050	337,659	76,345	414,004	1,044	43,030	44,074
Other Asian countries	—	10,029	10,029	—	33,949	33,949	—	52,194	52,194
Others	—	3,432	3,432	—	11,086	11,086	—	25,642	25,642

	581,573	157,452	739,025	337,659	339,379	677,038	1,044	359,734	360,778

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Other Income, Net

The Group’s other income, net, attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Government grants	56,044	36,553	—
Contract income/(loss), net	11,000	(817)	1,248
Others	1,190	418	28

	68,234	36,154	1,276

Note 10—Other Gains/(Losses), Net

The Group’s other gains/(losses), net, attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Exchange gain/(loss)	14	(139)	—
Gain on disposals of a property development project (Note 39)	—	—	132,537
Gain on disposals of land use rights	8,502	—	—
Gain on disposal of a subsidiary (Note 38)	90	—	—
Loss on disposals of property, plant and equipment	—	(7)	—
Others	322	—	—

	8,928	(146)	132,537

Note 11—Expenses by Nature

The Group’s expenses attributable to continuing operation by their nature as presented on the face of the consolidated income statement is analyzed as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Costs of completed properties for sale	348,037	208,762	664
Cost of services provided	4,228	653	—
Employee benefit expenses (including directors’ emoluments) (Note 12)	18,643	13,472	16,118
Auditors’ remuneration
—Provision for current year	3,548	3,280	1,160
Depreciation of property, plant and equipment (Note 20)	3,457	796	601
Amortization of land use rights (Note 21)	1,234	854	785
Provision for impairment of trade and other receivables	2,570	—	—
Operating lease rental on rented premises	405	108	—
Selling and related expenses	18,610	5,975	7,333
Land use tax	17,955	17,600	6,436
Heating costs	5,273	2,503	—
Legal and professional fees	4,864	13,273	8,942
Others	10,625	10,091	1,011

Total cost of sales, selling expenses and administrative expenses from continuing operation	439,449	277,367	43,050

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Employee Benefit Expenses (Including Directors’ Emoluments)

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Salaries, wages and other benefits	17,706	12,809	15,407
Pension costs—defined contribution plans and social security costs	937	663	711

	18,643	13,472	16,118

Note 13—Finance Income and Costs

The Group’s finance income, net, attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Finance income
Interest income on short-term bank deposits	803	365	1,879

Finance costs
Interest expenses on bank borrowings	(27,833)	(24,424)	(1,808)
Interest expenses on other borrowings	(2,201)	—	—
Amounts capitalized on qualifying assets	26,107	24,424	1,808

	(3,927)	—	—

Net finance (costs)/income	(3,124)	365	1,879

The capitalization rate of borrowings is 5.2% for the year ended March 31, 2011 (2010: 5.8% and 2009: 3.1%)

Note 14—Income Tax

The Group’s income tax expenses attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Current income tax:
PRC enterprise income tax	51,381	26,269	25,029
Land appreciation tax	45,938	22,202	55

	97,319	48,471	25,084

(Over)/under provision of income tax from other jurisdiction in prior years:	(571)	579	—

Deferred income tax charge for the current year	27,882	37,508	1,640

	124,630	86,558	26,724

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the tax rate of 25% (2010: 25% and 2009: 25%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax in respect of operations in Hong Kong has been provided at the tax rate of 16.5% (2010: 16.5% and 2009: 16.5%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

PRC land appreciation tax is levied and provided for in the consolidated financial statements at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

The tax charge for the year attributable to continuing operation can be reconciled to the profit before income tax from continuing operation using the enacted tax rates of the home countries where the subsidiaries are operated are as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Profit before income tax from continuing operation	327,304	252,296	100,242

Tax calculated at tax rates applicable to profits in the respective entities	83,178	64,592	26,338
Tax effect of:
Deduction of land appreciation tax	(11,484)	(5,550)	(14)
Expenses that are not deductible for tax purpose	3,041	4,290	2,220
Income not subject to tax	(130)	—	—
Utilization of tax loss not previously recognized	—	—	(2,182)
Temporary difference not recognized	8	(6)	(4)
Recognition of temporary difference not previously recognized	—	(1,400)	(295)
Tax loss for which no deferred income tax was recognized	4,554	1,851	690
(Over)/under provision in prior years	(571)	579	—
Others	96	—	(84)

	78,692	64,356	26,669
Land appreciation tax	45,938	22,202	55

Income tax charge for the year from continuing operation	124,630	86,558	26,724

The effective tax rate during the fiscal year ended March 31, 2011 was 38.1% (2010: 34.3% and 2009:26.7%). The increase is contributed to increase in land appreciation tax arising from sale of properties which has a higher tax rates.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings/(Loss) Per Share (“EPS”)

	March 31, 2011			March 31, 2010			March 31, 2009
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings/(loss) per share:
Net profit/(loss) attributable to ordinary shares:
From continuing operation	203,079	64,126	3.17	165,636	63,834	2.60	73,518	63,826	1.16
From discontinued operations (Note 17)	23,913	64,126	0.37	5,504	63,834	0.08	(30,978)	63,826	(0.49)

	226,992	64,126	3.54	171,140	63,834	2.68	42,540	63,826	0.67
Net profit attributable to preferred shares	354	100	3.54	268	58	4.62	—	—	—

Net profit attributable to equity holders	227,346			171,408			42,540
Effect of dilutive share options of a subsidiary granted by a subsidiary from discontinued operations	(78)	—		(83)	—		—	—

Diluted earnings/(loss) per share:
Net profit/(loss) attributable to ordinary shares, including assumed exercise:
From continuing operation	203,079	64,126	3.17	165,645	63,834	2.60	73,518	63,826	1.16
From discontinued operations (Note 17)	23,835	64,126	0.37	5,412	63,834	0.08	(30,978)	63,826	(0.49)

	226,914	64,126	3.54	171,057	63,834	2.68	42,540	63,826	0.67
Net profit attributable to preferred shares, including assumed exercise	354	100	3.54	268	58	4.62	—	—	—

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders deducting the profit shared by preferred shares, and on the weighted average number of ordinary shares in issue during the year.

The effect of dilutive share options is attributable to share options granted by MSIL. In the calculation of diluted earnings per share attributable to ordinary shares, the Company’s net profit is reduced by the difference between the basic and diluted earnings per share attributable to the subsidiary multiplied by the Company’s holding in the subsidiary’s shares.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Dividend

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Special dividend—HK$7.27 (2010: Nil; 2009: Nil) per ordinary share (Note 17)	466,474	—	—

Note 17—Discontinued Operations

As detailed in note 2(a) to the consolidated financial statements, as a result of the Distribution, the Group discontinued the Discontinued Operations. The financial information relating to the Discontinued Operations is set out below:

(i) Financial performance information for the year ended March 31:

	2011 HK$’000		2010 HK$’000		2009 HK$’000
	(Note (i))
Revenue		157,452		339,379		359,734
Cost of sales		(117,241)		(276,602)		(226,422)

Gross profit		40,211		62,777		133,312
Other income and gains/(losses), net		7,722		16,776		(9,783)
Recycling of exchange difference to profit or loss upon the Distribution (Note (ii))		20,284		—		—
Expenses		(33,983)		(114,073)		(141,100)
Increase/(decrease) in fair values of investment properties and investment properties under construction		1,592		(3,991)		(184,572)

Operating profit/(loss)		35,826		(38,511)		(202,143)
Finance income -net		87		238		9,729
Share of results of an associate		17		48		(53)

Profit/(loss) before income tax		35,930		(38,225)		(192,467)
Income tax (expenses)/credits		(6,052)		14,036		52,131

Profit/(loss) for the year		29,878		(24,189)		(140,336)

Attributable to:
Equity holders of the Company		23,950		5,504		(30,978)
Non-controlling interests		5,928		(29,693)		(109,358)

		29,878		(24,189)		(140,336)

Earnings/(loss) per share from the Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.37	HK$	0.08	HK$	(0.49)

Diluted	HK$	0.37	HK$	0.08	HK$	(0.49)

Note:

(i)	The financial performance of the Discontinued Operations for the year ended March 31, 2011 was up to the date of the Distribution.
(ii)	The financial performance of the Discontinued Operations included a release of translation reserve.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Cash flows information for the year ended March 31:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
	(Note)
Operating cash flows	78,744	113,358	9,124
Investing cash flows	(599,392)	(26,611)	(70,738)
Financing cash flows	17,640	(47,972)	(65,042)

Total cash flows	(503,008)	38,775	(126,656)

Note:

The cash flows of the Discontinued Operations for the year ended March 31, 2011 was up to the date of the Distribution.

(iii) Financial position information as at date of the Distribution:

The assets and liabilities of MSIL as of July 28, 2010 distributed by the Company as a result of the Distribution (as detailed in note 2(a)) during the current year are as follows:

HK$’000
Net assets distributed:
Investment properties (Note 18)	844,560
Investment properties under construction (Note 19)	77,404
Property, plant and equipment	114,068
Land use rights (Note 21)	9,237
Interest in an associate	119
Deferred tax assets (Note 24)	1,337
Inventories	56,232
Completed properties held for sale	220,304
Properties under development (Note 27)	493
Trade receivables	138,987
Financial assets at fair value through profit or loss	51,630
Income tax receivable	4,834
Cash and cash equivalents	596,993
Trade payables, other payables and accruals	(305,657)
Deposits received/receipt in advance	(185,965)
Income tax payable	(82,151)
Interest-bearing bank borrowings	(183,998)
Amount due to an associate	(1,557)
Deferred tax liability (Note 24)	(84,541)
Non-controlling interests	(805,855)

Special dividend (Note 16)	466,474

An analysis of the net outflow of cash and cash equivalents in respect of the Distribution is as follows:

HK$’000
Cash and cash equivalents disposed of and net outflow of cash and cash equivalents in respect of the Distribution	(596,993)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No tax expense was recognized from the Distribution as such Distribution did not result into any gain or loss.

Note 18—Investment Properties

	2011 HK$’000	2010 HK$’000
At fair value
At beginning of the year	866,329	845,384
Exchange difference	16,986	176
Additions	4,340	—
Distribution of subsidiaries (Note 17)	(844,560)	—
Disposals during the year (Note)	(11,390)	(12,807)
Transferred from investment properties under construction	75,310	172,730
Transferred to completed properties held for sale	—	(132,135)
Increase/(decrease) in fair values	26,935	(7,019)

At end of the year	133,950	866,329

Note:

The disposals during the year ended March 31, 2011, which were attributable solely to the Discontinued Operations, was sold for HK$17,185,000 and the corresponding gain was included in the other income and gains/(losses), net in the financial performance of the Discontinued Operations as disclosed in note 17 to the consolidated financial statements.

The Group’s investment properties at March 31, 2011 and March 31, 2010 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at HK$133,950,000 (2010: HK$866,329,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The increase in fair value amounted to HK$26,935,000 of the investment properties has been credited to the consolidated income statement (2010: HK$7,019,000 decrease).

Majority of the Group’s investment properties are rented or intended to be rented out under operating leases.

The carrying amounts of investment properties shown above comprises:

	2011 HK$’000	2010 HK$’000
Land and buildings situated in Hong Kong and held under leases of over 50 years	—	3,000
Land and buildings situated in Hong Kong and held under leases of between 10 and 50 years	—	82,300
Land and buildings situated in the PRC and held under leases of between 10 and 50 years	133,950	781,029

	133,950	866,329

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Investment Properties Under Construction

	2011 HK$’000	2010 HK$’000
At fair value
At beginning of the year	293,020	247,319
Exchange difference	13,625	341
Additions	98,450	79,288
Distribution of subsidiaries (Note 17)	(77,404)	—
Interest capitalized	8,162	7,064
Transferred from land use rights	—	1,428
Transferred to property under development	—	(28,349)
Transferred to investment properties	(75,310)	(172,730)
Increase in fair values	86,185	158,659

At end of the year	346,728	293,020

The Group’s investment properties under construction at March 31, 2011 and March 31, 2010 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis. The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income.

All the Group’s investment properties under construction are located in the PRC and the land, at which these investment properties under constructions located, was held under leases of 40 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2009	70,190	14,469	25,713	9,837	10,687	—	130,896
Exchange difference	98	—	8	7	14	8	135
Additions	—	1,935	2,753	1,431	1,368	9,332	16,819
Disposals	—	—	—	(34)	—	—	(34)
Transferred from properties under development	57,252	—	—	—	—	—	57,252
Reclassification upon completion	—	—	4,830	—	—	(4,830)	—
Revaluation increase	25,866	—	—	—	—	—	25,866

At March 31, 2010 and at April 1, 2010	153,406	16,404	33,304	11,241	12,069	4,510	230,934
Exchange difference	3,178	152	527	381	340	87	4,665
Additions	—	—	623	2,819	1,334	1,244	6,020
Disposals	—	—	(42)	(55)	—	—	(97)
Reclassification	—	96	—	(96)	—	—	—
Distribution of subsidiaries	(101,303)	(16,556)	(29,235)	(8,833)	(6,993)	—	(162,920)
Transferred from properties under development	7,302	—	5,238	1,374		53	13,967
Reclassification upon completion	1,389	—	—	4,451	—	(5,840)	—
Revaluation increase	2,922	—	—	—	—	—	2,922

At March 31, 2011	66,894	96	10,415	11,282	6,750	54	95,491

Comprising:
At cost—March 31, 2010	—	16,404	33,304	11,241	12,069	4,510	77,528
At valuation—March 31, 2010	153,406	—	—	—	—	—	153,406

	153,406	16,404	33,304	11,241	12,069	4,510	230,934

At cost—March 31, 2011	—	96	10,415	11,282	6,750	54	28,597
At valuation—March 31, 2011	66,894	—	—	—	—	—	66,894

	66,894	96	10,415	11,282	6,750	54	95,491

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2009	—	8,532	20,372	6,577	4,511	—	39,992
Exchange difference	—	—	—	2	3	—	5
Depreciation from continuing operations charged for the year	114	—	—	322	360	—	796
Depreciation from the Discontinued Operations charged for the year	1,932	2,221	2,303	932	1,499	—	8,887
Eliminated on disposals	—	—	—	(27)	—	—	(27)
Eliminated on revaluation	(2,046)	—	—	—	—	—	(2,046)

At March 31, 2010 and at April 1, 2010	—	10,753	22,675	7,806	6,373	—	47,607
Exchange difference	49	142	195	110	120	—	616
Depreciation from continuing operations charged for the year	1,706	—	495	744	512	—	3,457
Depreciation from the Discontinued Operations charged for the year	903	822	815	285	415	—	3,240
Distribution of subsidiaries	—	(11,717)	(23,631)	(7,498)	(6,006)	—	(48,852)
Reclassification	—	66	—	(66)	—	—	—
Eliminated on disposals	—	—	(42)	(55)	—	—	(97)
Eliminated on revaluation	(2,658)	—	—	—	—	—	(2,658)

At March 31, 2011	—	66	507	1,326	1,414	—	3,313

Net book value
At March 31, 2010	153,406	5,651	10,629	3,435	5,696	4,510	183,327

At March 31, 2011	66,894	30	9,908	9,956	5,336	54	92,178

The net book value of leasehold land and buildings shown above comprises:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Land and buildings situated in Hong Kong and held under leases of between 10 and 50 years	—	70,370
Building situated in the PRC and held under lease of between 10 and 50 years	66,894	83,036

	66,894	153,406

Certain of the Group’s leasehold land and buildings at March 31, 2010 were determined by management in part on valuation by independent firms of professional property valuers, on market value basis, at HK$96,170,000, which was solely attributable to the Discontinued Operations. The valuations were arrived at by reference to comparable market transactions. The revaluation increase arising from revaluation of the leasehold land and buildings attributable to the Discontinued Operations amounted to HK$5,580,000 and has been credited to the other property revaluation reserve (2010: Revaluation increase amounted to HK$27,912,000 and has been credited to the property revaluation reserve) in the fiscal year ended March 31, 2011 prior to the Distribution.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain properties of the Group regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and were valued on the basis of depreciated replacement cost (“DRC”) at HK$66,894,000 (2010: HK$57,236,000) as there were no comparable market transaction for such properties. Such valuation using DRC has no gain or loss charged to the equity or consolidated income statement for the year.

If the leasehold land and buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$66,894,000 (March 31, 2010: HK$108,888,000).

Note 21—Land Use Rights

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Land use rights (Note (i))	78,351	16,258
Other land use rights (Note (ii))	—	8,399

	78,351	24,657

Note:

(i)	The cost is amortized over the lease period. Amortization expense has been charged to administrative expenses.
(ii)	The amount is amortized over the lease period of 5 years. Amortization expense has been charged to cost of sales. This amount is related to promotional sales of certain properties during fiscal year ended March 31, 2010 wherein the Group sold such properties at special rates to selected purchasers. These promotional sales are further discussed in note 2(r) to the consolidated financial statements. The amount was solely attributable to the Discontinued Operations, and as a result of the Distribution, this amount was derecognized from the Group’s consolidated statement of financial position during the current year.

	2011 HK$’000	2010 HK$’000
At beginning of the year	24,657	30,830
Exchange difference	2,299	72
Amortization from continuing operation	(1,234)	(854)
Amortization from the Discontinued Operations	(828)	(449)
Additions (Note (i))	137,511	8,841
Disposals (Note (ii))	(6,659)	—
Distribution of subsidiaries (Note 17)	(9,237)	—
Refunds of payments from acquisition of land use rights (Note (iii))	(62,721)	—
Transferred to investment properties under construction	—	(1,428)
Transferred to properties under development	(5,437)	(12,355)

At end of the year	78,351	24,657

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(i)	The additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logisitc—Tieling Phase II land.
(ii)	The disposals were related to a capital contribution where the Group injected capital in a form of land use rights into an associate of the Group (as detailed in note 23). At the time of injection, the fair values of land use rights approximated to HK$20,830,000.
(iii)	The refunds represented money received from the local government for certain payments made and costs incurred in acquiring China Northeast Logistic—Tieling land.

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Represented by:
Amount included under current assets	2,118	2,198
Amount included under non-current assets	76,233	22,459

	78,351	24,657

The prepaid lease payments and land use rights are situated in the PRC and held under the lease of between 10 and 50 years.

Note 22—Deposit for Acquisition of Land Use Rights

During the year ended March 31, 2010, the PRC local government, the Buyer (as defined in note 39) and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group was able to utilize the Receivable (as defined in note 39) of RMB101,600,000 (note 39) as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land use rights during the fiscal year ended March 31, 2010 and its amount at March 31, 2011 was approximately HK$120,436,000.

During the fiscal year ended March 31, 2011, the Group has entered into an agreement with the PRC local government where the Group provided an escrow money of RMB80,000,000 to the PRC local government (the “Escrow Money”) as an expression of good faith on the Group’s determination to acquire land use rights in respect of certain land plots situated in mainland China. During the fiscal year ended March 31, 2011, an aggregate amount of RMB70,000,000 was refunded to the Group and the amount of the remainder at March 31, 2011 was approximately HK$11,854,000 which will be used as future land acquisition consideration in Tieling.

In addition, during the fiscal year ended March 31, 2011, the Group paid an aggregate amount of RMB25,641,000 to the PRC local government as a deposit for purchase of a land use right for its project in Dezhou, the PRC, and the deposit at March 31, 2011 was approximately HK$30,395,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23—Interests in Associates

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Non-current assets:
Unlisted investments, at cost (Note (i))	28,686	112
Share of profit/(loss) of an associate	487	(12)

Share of net assets	29,173	100

Current liabilities:
Amount due to an associate (Note (ii))	—	1,530

Note:

(i)	During the year ended March 31, 2011, a the Group disposed and lost of control of Tieling Motor Vehicles Trading Co., Ltd. (“Motor Vehicles Company”) and as a result of this disposal, Motor Vehicles Company became an associate of the Group. The net assets disposed of Motor Vehicles Company by the Group amounted to HK$13,525,000, which approximated to the share of fair value of Motor Vehicles Company attributable to the Group as an associate. Further details of the disposal of Motor Vehicles Company are set out in note 38 to the consolidated financial statements; and (b) Subsequent to the disposal of Motor Vehicles Company, the Group injected capital in form of land use rights with fair values of approximately HK$20,830,000, net of unrealized gain attributable to the Group, of approximately HK$5,669,000 into Motor Vehicles Company during the current year.
(ii)	The amount due to an associate was interest free, unsecured and repayable on demand. This amount was solely attributable to the Discontinued Operations and as a result of the Distribution, this amount was derecognized from the Group’s consolidated statement of financial position during the current year.

Financial information of the associate for the years ended March 31, 2011 and March 31, 2010 was summarized as follows:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Assets	154,406	2,205
Liabilities	(66,957)	(1,705)

Equity	87,449	500

	2011 HK$’000	2010 HK$’000
Turnover	—	1,715

Net (loss)/income	(965)	238

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2011, the Group’s investments in associates are as follows:

Name of Company	Place of incorporation/ establishment and operation	Class of shares held	Proportion of ownership interest %			Principal activities
			2011		2010
Tieling Motor Vehicles Trading Co., Ltd.*	The People’s Republic of China	Registered capital of RMB 75,000,000	40%	^	—	Property development and investment

Zhuji Pan-Asia Property Management Enterprise Limited *	The People’s Republic of China	Registered capital of RMB 500,000	—		20%	Inactive

*	For identification purpose only
^	It became an associate during the year ended March 31, 2011 as a result of the disposal, where details of which are set out in note 38 to the consolidated financial statements.

Note 24—Deferred Income Tax

The major deferred tax liabilities/(assets) recognized by the Group and movements thereon during the current year and prior year are as follows.

Deferred tax assets:

	Revaluation of landhold land and buildings and investment properties HK$’000	Accelerated tax depreciation HK$’000	Unrealized profit in inventories HK$’000	Total HK$’000
At April 1, 2009	325	210	(535)	—
Net charge/(credit) to the consolidated income statement for the year	100	24	(1,413)	(1,289)

At March 31, 2010 and at April 1, 2010	425	234	(1,948)	(1,289)
Net charge/(credit) to the consolidated income statement for the year	50	(65)	(33)	(48)
Distribution of subsidiaries (Note 17)	(475)	(169)	1,981	1,337

At March 31, 2011	—	—	—	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax liabilities:

	Revaluation of leashold land and buildings and investment properties HK$’000	Accelerated tax depreciation HK$’000	Tax losses HK$’000	Unrealized profit in inventories HK$’000	Unrecognized revenue (Note) HK$’000	Others HK$’000	Total HK$’000
At April 1, 2009	115,700	(1,119)	(307)	(837)	—	849	114,286
Net charge/(credit) to the consolidated income statement for the year	29,813	(171)	88	532	(15,582)	(1,848)	12,832
Net charge to consolidated statement of comprehsive income for the year (Note(i))	5,023	—	—	—	—	—	5,023
Exchange difference	117	—	—	—	—	—	117

At March 31, 2010 and at April 1, 2010	150,653	(1,290)	(219)	(305)	(15,582)	(999)	132,258
Net charge/(credit) to the consolidated income statement for the year	27,545	88	65	6	(2,712)	324	25,316
Net charge to consolidated statement of comprehsive income for the year (Note(ii))	944	—	—	—	—	—	944
Distribution of subsidiaries (Note 17)	(105,486)	1,207	154	299	18,606	679	(84,541)
Exchange difference	3,910	(5)	—	—	(312)	(4)	3,589

At March 31, 2011	77,566	—	—	—	—	—	77,566

Note:

(i)	As explained in note 2(r) to the consolidated financial statements, during the year ended March 31, 2010, the Group transferred the title of certain properties to customers upon receipt of partial payments. Revenue was recognized up to the amounts received or of which such receivable is reasonably asserted. Enterprise income tax has been provided for based on the full contractual amount of the related sales transactions and in accordance with relevant rules and regulations even though a part of the sales considerations has not been recorded as revenue. As such, a deferred income tax asset was arisen from the provision for such enterprise income tax. This amount was solely attributable to the Discontinued Operations, and as a result of the Distribution, this amount was derecognized from the Group’s consolidated statement of financial position during the current year.
(ii)	These amounts were charged to the consolidated statements of comprehensive income and presented net of charges in fair values of leasehold land and buildings.

As at March 31, 2011 and 2010, the deferred taxes recognized by the Group were expected to be recovered in the period of beyond one year. Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of HK$7,302,000 (March 31, 2010: HK$5,269,000) in respect of losses amounting to HK$34,765,000 (March 31, 2010: HK$29,352,000) that can be carried forward against future taxable income as future taxable profits of certain of the Group’s subsidiaries where those losses were incurred were not probable. Losses amounting to HK$16,348,000 (March 31, 2010: HK$24,341,000) can be carried forward indefinitely. Losses amounting to HK$18,417,000 expire by 2016 (March 31, 2010: HK$5,011,000 expired by 2015).

At March 31, 2011 and 2010, the Group did not have any unrecognized deferred income tax in respect of unrealized profit in inventories.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2011, deferred income tax liabilities of HK$15,078,000 (March 31, 2010: HK$7,970,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$301,559,000 as of March 31, 2011 (March 31, 2010: HK$159,394,000).

Note 25—Inventories

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Raw materials	—	16,706
Work in progress	—	18,313
Finished goods	—	16,627

	—	51,646

During the year, the Group written-back provision for inventory obsolescence of HK$3,700,000 (2010: write-back of provision for impairment of inventories of HK$2,370,000). Such provision and reversal have been included in cost of sales in the financial peformance of the Discontinued Operations. The Group’s inventories were solely attributable to the Discontinued Operations, and as a result of the Distribution, the Group no longer carried any inventories nor its related provision/write-back of provision in its consolidated statement of financial position. The cost of inventories sold attributable to the Discontinued Operations recognized in the consolidated income statements for the years ended March 31, 2009 and 2010, and for the year ended March 31, 2011 prior to the Distribution were HK$181,861,000, HK$126,353,000 and HK$44,005,000.

Note 26—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and were held under lease term of 10 to 70 years. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

Note 27—Properties Under Development

	2011 HK$’000	2010 HK$’000
At beginning of the year	258,046	88,394
Exchange difference	10,989	451
Additions	456,450	358,096
Deemed disposal of a subsidiary (Note 38)	(27,199)	—
Interest capitalized	20,456	26,630
Distribution of subsidiaries (Note 17)	(493)	—
Transferred from land use rights	5,437	12,355
Transferred from investment properties under construction	—	28,349
Transferred to completed properties held for sale	(434,112)	(198,386)
Transferred to property, plant and equipment	(13,967)	(57,252)
Provision for impairment losses	—	(591)

At end of the year	275,607	258,046

All the Group’s properties under development are located in the PRC and were held under leases of 40 to 70 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 28—Construction Contract

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Contract costs incurred plus attributable profits, less foreseeable losses	—	50,557
Less: progress payments billed, received and receivable	—	—

	—	50,557

At March 31, 2011, no retention was held by the customer for the contract works (March 31, 2010: Nil).

At March 31, 2011, there were no advances received from the customer for the contract works included in receipt in advance (March 31, 2010: HK$14,537,000). The advances received from the customer could be applied upon the issuance of progress billings. During the current year, the construction contract of the Group was fully completed and there was no construction contract that was remained outstanding as at March 31, 2011.

Note 29—Trade and Other Receivables

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Trade receivables	165,823	152,753
Less: provision for impairment of trade receivables	(2,632)	(54,709)

Trade receivables—net	163,191	98,044
Deposit for acquisition of land use right (Note)	—	51,436
Prepaid expenses	7,155	13,360
Receivables from sale proceeds of investment properties	—	4,328
China tax receivable	—	4,710
Deposits and other receivables	7,572	57,930

	177,918	229,808

Note:

The amount represented deposit paid for acquisition of land use right as was intended to develop properties for sales. This amount was solely attributable to the Discontinued Operations, and as a result of the Distribution, this amount was derecognized from the Group’s consolidated statement of financial position during the current year.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Hong Kong dollars	2,188	9,132
Renminbi	172,696	157,939
United States dollars	3,034	62,591
Others	—	146

	177,918	229,808

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

Movements in the provision for impairment of trade receivables are as follows:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
At beginning of the year	54,709	44,196
Exchange differences	522	—
Provision for impairment losses	2,877	10,639
Amounts written off as uncollectible	(244)	(126)
Distribution of subsidiaries	(55,232)	—

At end of the year	2,632	54,709

Included in trade and other receivables of the Group are trade receivables of HK$165,823,000 (2010: HK$152,753,000) and their ageing analysis is as follows:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Not past due	38,715	25,142
1 to 60 days past due	10,710	42,803
61 to 120 days past due	62,755	19,192
More than 120 days past due	53,643	65,616

	165,823	152,753

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2011, trade receivables of HK$124,476,000 (2010: HK$78,666,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, the mortgage applications by customers would take longer than normally required in the location at which the Group’s subsidiaries are operated and management believes that, despite longer time is required, no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
1 to 60 days past due	10,710	39,928
61 to 120 days past due	62,755	11,884
More than 120 days past due	51,011	26,854

	124,476	78,666

As March 31, 2011, trade receivables of HK$2,632,000 (2010: HK$54,709,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Not past due	—	5,764
1 to 60 days past due	—	2,875
61 to 120 days past due	—	7,308
More than 120 days past due	2,632	38,762

	2,632	54,709

Note 30—Financial Assets at Fair Value Through Profit or Loss

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Trading securities, at market value:
Listed equity investments in Hong Kong	—	49,194

The fair values of the listed equity investments have been determined directly by reference to published price quotations in active markets. The Group’s financial assets at fair value through profit or loss were solely attributable to the Discontinued Operations, and as a result of the Distribution, these amounts were derecognized from the Group’s consolidated statement of financial position during the current year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 31—Restricted and Pledged Bank Deposits and Cash and Cash Equivalents

(a) Restricted and pledged bank deposits

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Restricted bank deposits (Note)	123,627	162,752
Pledged bank deposit (Note 36)	—	17,000

	123,627	179,752

Note:

As at March 31, 2011, the Group’s bank balances amounting to approximately HK$123,627,000 (2010: HK$162,752,000) were deposited at a designated bank account in a certain bank when these deposits can only be used for the payments of property development costs incurred by the Group and the repayments of the relevant loans.

Pledged bank deposits are made for approximate range of 1 month to 3 months and carry interest at short-term deposit rates of below 3% per annum (2010: below 2% per annum).

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values

The carrying amounts of the Group’s restricted and pledged bank deposits are denominated in RMB.

(b) Cash and Cash Equivalents

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Bank balances and cash	117,186	368,338
Time deposits	39,742	378,331

	156,928	746,669

Time deposits are made for approximate range of 1 month to 3 months and carry interest at short-term deposit rates of below 3% per annum (2010: below 2% per annum).

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Hong Kong dollars	10,730	248,846
Renminbi	145,322	286,683
United States dollars	872	208,467
Others	4	2,673

	156,928	746,669

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 32—Trade Payables, Other Payables and Accruals

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Trade payables	188,942	234,786
Loan from non-controlling interests	—	114,700
China taxes payable	9,799	35,917
Accrued payroll and employee benefits	1,557	10,265
Guarantee deposits	8,022	3,393
Accrued charges and other payables	27,539	55,163

	235,859	454,224

The carrying amounts of trade payable, other payable and accruals approximate their fair values.

Loan from a non-controlling interest was unsecured, interest-free and repayable on demand.

The carrying amounts of trade payable, other payable and accruals are denominated in the following currencies:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Hong Kong dollars	7,240	146,041
Renminbi	227,666	296,740
United States dollars	953	11,426
Others	—	17

	235,859	454,224

Note 33—Bank and Other Borrowings

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Current
Short-term bank loan—secured	118,540	—
Portion of long-term bank loans repayable within one year—secured	142,247	192,267
Portion of long-term bank loans repayable within one year which contain a repayment on demand clause—secured	—	56,787
Portion of long-term bank loans repayable after one year which contain a repayment on demand clause—secured	—	28,392

	260,787	277,446

Non-current
Portion of long-term bank loans repayable after one year which do not contain a repayment on demand clause—secured	213,371	329,245
Other loans—Unsecured	60,000	—

	273,371	329,245

Total bank and other borrowings	534,158	606,691

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest-bearing bank borrowings, including the term loans repayable on demand, are carried at amortized cost. None of the portion of term loan repayable after one year which contained a repayment on demand clause and that was classified as a current liability was expected to be settled within one year. During the current year, the term loan which contained a repayment on demand clause was fully repaid by the Group.

The Group’s bank and other borrowings are repayable as follows (Note):

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Within 1 year	260,787	249,054
Between 1 and 2 years	118,540	164,679
Between 2 and 5 years	154,831	192,958

	534,158	606,691

Note:

The amounts due are based on the scheduled repayment dates set out in the loan agreements and ignore the effect of any repayment on demand clause.

Some of the banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group was to breach the covenants the drawn down facilities would become repayable on demand. In addition, certain of the Group’s term loan agreements contain clauses which give the lender the right at its sole discretion to demand immediate repayment at any time irrespective of whether the Group has complied with the covenants and met the scheduled repayment obligations.

The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretions to demand repayment for so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in note 6(c). As at March 31, 2011, none of the covenants relating to drawn down facilities had been breached (As at March 31, 2010: Nil).

The carrying amounts of bank borrowings approximate their fair values. All bank borrowings are denominated in RMB (March 31, 2010: All bank borrowings are denominated in RMB) and are carried at variable interest rates ranged from approximately 6.1% to 7.9% per annum (March 31, 2010: 4.8% to 6.1% per annum). The bank borrowings are secured by the assets of the Group (Note 36).

The carrying amounts of other borrowings approximate their fair values. All other borrowings are denominated in HKD and are carried at interest rate of approximately 13% per annum. The other borrowings are unsecured.

As at March 31, 2010, a bank loan with carrying amount of approximately HK$85,179,000 was guaranteed by a director and a shareholder up to a maximum amount of HK$121,000,000. During the current year, this bank loan was fully repaid by the Group and the guarantees were released accordingly.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2011, a bank loan with carrying amount of approximately HK$355,619,000 (March 31, 2010: HK$340,716,000) was guaranteed by a director and a shareholder.

Note 34—Share Capital

	Number of shares		Share capital
	2011 ‘000	2010 ‘000	2011 HK$000	2010 HK$000
Authorized:
Preferred share
At beginning of the year (a)	—	—	2	—
Redesignated from ordinary shares (c)	200	200	—	2

At end of the year	200	200	2	2

Ordinary share
At beginning of the year (a)	1,000,000	12,000	7,793	92,760
Share split (1,000 for 1) (b)	—	11,988,000	—	—
Reduction of shares (c)	—	(11,899,800)	—	(91,985)
Redesignated to preferred shares (c)	—	(200)	—	(2)
Increase in authorized shares (e)	—	900,000	—	7,020

At end of the year	1,000,000	1,000,000	7,793	7,793

	1,000,200	1,000,200	7,795	7,795

Issued and fully paid:
Preferred share
At beginning of the year (a)	100	—	1	—
Issue of share upon corporate restructuring (d) (g)	—	100	—	1

At end of the year	100	100	1	1

Ordinary share
At beginning of the year (a)	64,126	10	499	77
Share split (1,000 for 1) (b)	—	9,990	—	—
Share repurchase (d)	—	(3,617)	—	(28)
Issue of share upon common control merger (f)	—	57,443	—	448
Issue of share for direct expenses in relation to corporate restructuring (f)	—	300	—	2

At end of the year	64,126	64,126	499	499

	64,226	64,226	500	500

The Company’s share capital consists of ordinary shares and preferred shares.

Note:

(a)	As at March 31, 2009, the authorized capital of the Company was US$12,000,000.00 divided into 12,000,000 shares of a par value of US$1.00 each and the issued capital was US$10,000.00 divided into 10,000 shares of a par value of US$1.00 each.
(b)	On July 24, 2009, every issued and unissued share with a par value of US$1.00 each in the Company was subdivided into 1,000 shares with a par value of US$0.001 each, as a result, the Company was authorized to issue a maximum of 12,000,000,000 shares of US$0.001 par value.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Immediately following the aforementioned subdivision of shares of the Company becoming effective, the Company’s authorized number of shares were reduced from 12,000,000,000 to 100,200,000 shares with a par value of US$0.001 each of which 100,000,000 shares were classified and redesignated as ordinary shares, with a par value of US$0.001 each and 200,000 shares were classified and redesignated as preferred shares, with a par value of US$0.001 each.
(d)	In respect of the Reorganization which is further discussed in note 2(a) to the consolidated financial statements, the Company repurchased 3,617,418 ordinary shares with a par value of US$0.001 each and issued 100,000 preferred shares with a par value of US$0.001 each.
(e)	On March 19, 2010, the Company’s authorized number of shares were increased from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 ordinary shares of US$0.001 each and 200,000 preferred shares of US$0.001 each.
(f)	In respect of the merger with China Metro which is further discussed in note 2(a) to these consolidated financial statements, the Company issued 57,443,234 ordinary shares with a par value of US$0.001 each as the consideration. In addition, 300,000 ordinary shares with a par value of US$0.001 were issued as the issuance cost in respect of the share issuance related to the merger.
(g)	Holders of the preferred shares are entitled, as a class, to an aggregate of 3,191,225 votes at Annual General Meeting of the Company in all matters voted on by stockholders and a liquidation preference of US$25 per share. Except for the foregoing, the holders of the preferred shares have no preferences or rights in excess of those generally available to the holders of ordinary shares. The holders of preferred shares are entitled to participate in any dividends paid ratably with the holders of ordinary shares.

Note 35—Share Option Schemes

On August 2, 2002, MSIL, a subsidiary of the Company prior to the Distribution, adopted a new share option scheme (the “2002 Scheme”) and terminated the one adopted on September 8, 1997 (the “1997 Scheme”).

The purpose of the 2002 Scheme was to provide incentives to the eligible participants to contribute to the Group and to enable the Group to recruit high-caliber employees and attract resources that are valuable to the Group. Under the 2002 Scheme, the board of directors of MSIL may grant options to any person being an employee, officer, agent, or consultant of the Group including executive or non-executive directors of MSIL and its subsidiaries, to subscribe for shares in MSIL at a price to be determined by the board of directors being the highest of (a) the closing price of the shares on The Hong Kong Stock Exchange Limited on the date of grant of the option, which must be a trading day; (b) the average closing price of the shares of The Hong Kong Stock Exchange Limited for the five trading days immediately preceding the date of grant of the option; and (c) the nominal value of the shares.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables disclose details of MSIL’s share options held by directors and employees and movements in such holdings during the year prior to the Distribution.

Date of grant	Exercisable Period		Exercise Price	Outstanding At April 1, 2010		Granted	Exercised	Lapsed	Outstanding at July 28, 2010 *
Directors of MSIL
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		12,000,000	—	—	—		12,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note i	0.450		8,000,000	—	—	—		8,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note ii	0.450		10,000,000	—	—	—		10,000,000

					30,000,000	—	—	—		30,000,000

Employees
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		15,000,000	—	—	—		15,000,000
September 18, 2006	September 18, 2006 to September 17, 2011		0.233		7,000,000	—	—	—		7,000,000
March 13, 2007	January 1, 2008 to March 12, 2012		0.500		5,000,000	—	—	—		5,000,000
August 27, 2009	August 27, 2009 to August 26, 2012	Note iii	0.397		20,050,000	—	(1,600,000)	(750,000)		17,700,000

					47,050,000	—	(1,600,000)	(750,000)		44,700,000

					77,050,000	—	(1,600,000)	(750,000)		74,700,000

Weighted average exercise price				HK$	0.351				HK$	0.349

Options vested					55,550,000					53,950,000
Weighted average exercise price of options vested				HK$	0.318				HK$	0.315
Weighted average remaining contractual life					2.18 years					1.84 years

During the year prior to the Distribution, no share options were granted to directors of MSIL and certain employees of the Group under the share option scheme (2010: 38,750,000). 1,600,000 (2010: 200,000) options were exercised and 750,000 (2010: 500,000) options were lapsed during the year prior to the Distribution. The weighted average closing price of MSIL’s shares immediately on the date which share options were exercised during the year was HK$0.54 (2010: HK$0.49).

*	Date of the Distribution

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(i)	2,500,000 options were vested on the date of grant, another 2,500,000 options can be exercised from September 1, 2010 and the remaining 3,000,000 options can be exercised from September 1, 2011.
(ii)	5,000,000 options can be exercised from September 1, 2010 and the remaining 5,000,000 options can be exercised from September 1, 2011.
(iii)	14,750,000 options were vested on the date of grant, 3,000,000 options can be exercised from August 27, 2010 and the remaining 3,000,000 options can be exercised from August 27, 2011.

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

During the year, HK$1,148,000 (2010: HK$5,411,000) was recognized in the consolidated income statement in relation to share options granted by MSIL, a then subsidiary of the Company prior to the Distribution.

Note 36—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Pledge bank deposits (Note 31 (a) )	—	17,000
Land	3,374	16,027
Investment properties	133,950	268,771
Completed properties held for sale	22,082	16,303
Property, plant and equipment	55,471	26,031
Properties under development	35,761	11,856
Investment properties under construction	341,394	66,323

	592,032	422,311

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 37—Capital Commitments

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Capital injection in respect of investment in a subsidiary in the PRC	311,220	—

Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	56,737	115,007

As at March 31, 2011, the Group was committed to making capital contribution to one of the Company’s subsidiaries, China Northeast Logistics City Dezhou Co., Ltd. Such commitment would be fulfilled no later than September 26, 2012.

Note 38—Disposal of a Subsidiary

During the fiscal year ended March 31, 2011, China Northeast Logistic City Co., Ltd., a wholly-owned subsidiary of the Company, which is principally engaged in property development, entered into an agreement with the non-controlling interest of Tieling Motor Vehicles Trading Co., Ltd. (“Motor Vehicles Company”), a then non-wholly owned subsidiary of the Company, whereby both parties agreed to revise their shareholdings in Motor Vehicles Company as follows: (1) China Northeast Logistic City Co., Ltd. to ultimately hold 40% equity interest in Motor Vehicles Company and (2) the non-controlling interest of Motor Vehicles Company to ultimately hold 60% equity interest in Motor Vehicles Company. Upon the execution of this agreement, the Group disposed of 20% of its interest in Motor Vehicles Company as the Group no longer had the interest in controlling the financial and operating policies of Motor Vehicles Company. As a result of the revised shareholding, Motor Vehicles Company became an associate of China Northeast Logistic City Co., Ltd and is no longer consolidated by the Group.

The following is an analysis of the net assets on the date which Motor Vehicles Company was being disposed of:

HK$’000
Net assets disposed of:
Cash and bank balances	4,688
Prepayments and other receivables	57
Property under development	27,199
Accounts payable	(9,552)
Non-controlling interest	(8,957)

Net assets	13,435
Gain on disposal of a subsidiary	90

13,525

Satisfied by:
Cash consideration	—
Acquisition of interest in an associate upon disposal	13,525

13,525

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash and bank balances disposed of and net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	(4,688)

As at the date of the disposal of Motor Vehicles Company as a subsidiary and acquisition of Motor Vehicles Company as an associate, the net assets attributable to the Group approximated to their fair values.

Note 39—Disposal of a Property Development Project

During the year ended March 31, 2009, the Group, from its continuing operation, disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of approximately HK$115,065,000 (equivalent to RMB101,600,000) (the “Receivables”) to an independent third party (the “Buyer”). Details of the assets and liabilities of the project upon disposal are as follows:

HK$’000
Net liabilities disposed of:
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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 40—Issuance of New Shares by Subsidiaries

During fiscal year ended March 31, 2011, there were 1,600,000 (2010: 200,000) of MSIL’s share options exercised with an exercise price of HK$0.397 (2010: HK$0.397). The share options exercised were solely attributable to the Discontinued Operations, and subsequent to the Distribution, the Group no longer has any share options outstanding at March 31, 2011. In addition, during the fiscal year ended March 31, 2011, a subsidiary of the Discontinued Operations issued certain shares to a non-controlling interest with an aggregate consideration of approximately HK$5,000.

Note 41—Operating Lease Arrangements

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Operating leases which expire:
Within one year	779	8,887
In the second to fifth year inclusive	1,500	2,519

	2,279	11,406

The Group as lessor

Property rental income earned during the year was HK$16,120,000 (2010: HK$26,688,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	March 31, 2011 HK$’000	March 31, 2010 HK$’000
Within one year	3,144	25,982
In the second to fifth year inclusive	80	10,350

	3,224	36,332

Note 42—Contingent Liabilities

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. be dissolved and liquidated, whereby Man Sang Holdings, Inc. had been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at years ended March 31, 2011 and 2010 is remote. Accordingly, no accrual has been made.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Save as disclosed above and note 41, the Group had no other significant contingent liabilities at March 31, 2011 and 2010.

Note 43—Litigation

In relation to a court case (Hong Kong High Court Action No. 4423 of 2003 & No. 4599 of 2003) filed by Arcadia Jewellery Limited (“Arcadia”), a subsidiary of the Company and from the Discontinued Operations, on December 2, 2003 and a former general manager on December 22, 2003 respectively, Arcadia is involved in a dispute with this former general manager, who is alleged that he was in breach of a business transfer agreement, an employment agreement and a consultancy agreement on December 22, 2003. Arcadia is claiming for damages of at least HK$832,000. This former general manager is claiming against Arcadia of approximately HK$395,000 in respect of the aforesaid employment agreement. There has been no material progress from the last financial year ended March 31, 2010 to the date of the Distribution. Subsequent to the Distribution during the current year, the Group is no longer involved in this litigation.

Note 44—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2011 HK$’000	2010 HK$’000	2009 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit Share-based payments	9,627 44 1,148	19,916 72 2,702	19,421 71 —

		10,819	22,690	19,492
An entity which is significantly influenced by a key management personnel of the Company	Sale of goods	—	—	39
	Reimbursement of rental charges paid on behalf	639	1,899	1,412

As at March 31, 2010, a bank loan with carrying amount of approximately HK$85,179,000 was guaranteed by a director and a shareholder up to a maximum amount of HK$121,000,000. During the current year, this bank loan was fully repaid by the Group and the guarantees were released accordingly.

As at March 31, 2011, a bank loan with carrying amount of approximately HK$355,619,000 (March 31, 2010: HK$340,716,000) were guaranteed by a director and a shareholder.

Save as disclosed in the consolidated financial statements, there were no other significant related party transactions.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 45—Balances with Related Parties and Equity Holders

The loans from equity holders of HK$200,000,000 were confirmed by the equity holders and directors as quasi-equity in nature and were not repayable within one year as at March 31, 2009. During fiscal 2010, a further HK$100,000,000 of the same nature were advanced to the Group from the equity holders where the aggregate balance of HK$300,000,000 was waived by the equity holders upon the Merger (as detailed in note 2(a)) and was capitalized in the Group’s capital reserve during the fiscal year ended March 31, 2010.

The loan from a non-controlling interest of HK$12,000,000 was unsecured, interest-free and quasi-equity in nature, which is not repayable within one year as at March 31, 2011.

Note 46—Post Balance Sheet Events

On May 11, 2011 (the “Closing”), the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit (the “Offering”). The offering yielded gross proceeds (before underwriting discount and commissions and offering expenses) of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consists of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary share. The exercise price of the warrants is US$3.456 per ordinary share, subject to certain adjustments and with a term of three years. The Company has also issued warrants to the underwriter, to purchase in aggregate 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the Closing of the aforementioned units offering, the fair values of these warrants approximated to HK$6,988,000. As a result of the Offering, an amount of approximately HK$6,988,000 was recorded as “Derivative financial liabilities” for these warrants, and an amount of approximately HK$ 27,112,000, being the difference between the gross proceeds and the fair value of these warrants, was recorded in its equity, before underwriting discount and commissions and offering expenses. Subsequent changes to the fair value of these warrants will be recognized in the consolidated income statement.

Note 47—US Dollar Equivalents

The US dollar equivalents of the figures shown in the consolidated financial statements are supplementary information and have been translated at HK$7.80 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollars at that or any other rate.

Note 48—Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2011 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2011	2010
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	100%	Inactive

Man Sang International Limited (Note (iv))	Bermuda / Hong Kong	Ordinary shares HK$122,494,000	—	40.4%	Investment holding

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2011	2010

Arcadia Jewellery Limited (Note (iv))	Hong Kong	Ordinary shares HK$500,000	—	40.4%	Trading and manufacturing of jewelry products

Asean Gold Limited (Note (iv))	British Virgin Islands/ Hong Kong	Ordinary shares US$10,000	—	40.4%	Inactive

China Pearls and Jewellery City Holdings Limited (Note (iv))	Hong Kong	Ordinary shares HK$10,000	—	22.2%	Investment holding

China Pearls and Jewellery International City Co. Ltd. ^ (Note (iv))	PRC	Registered capital US$20,000,000	—	22.2%	Property development and investment

China Metro-Rural Limited	British Virgin Islands (redomiciled from Cayman Islands)	Ordinary shares US$1	100%	100%	Investment holding

China Metro-Rural Exchange Limited	Hong Kong	Ordinary shares HK$10,000	100%	100%	Investment holding

China Northeast Logistics City Co., Ltd. ^	PRC	Registered capital US$35,000,000	100%	100%	Operating of agricultural logistic platform

Excel Access Limited (Note (iv))	Hong Kong	Ordinary shares HK$5,000	—	40.4%	Inactive

Hong Kong Man Sang Investments Limited (Note (iv))	Hong Kong	Ordinary shares HK$5,000	—	40.4%	Property investment

Man Hing Industry Development (Shenzhen) Co., Ltd.^ (Note (iv))	PRC	Registered capital HK$29,600,000	—	40.4%	Purchasing and processing of pearls and assembling of pearl jewelry and property investment

Man Sang China Investment Ltd. (Note (iv))	British Virgin Islands	Ordinary shares US$1	—	40.4%	Inactive

Man Sang Development Company Limited (Note (iv))	Hong Kong	Ordinary shares HK$5,000	—	40.4%	Investment holding

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2011	2010

Man Sang Enterprise Ltd. (Note (iv))	British Virgin Islands / Hong Kong	Ordinary shares US$100	—	40.4%	Investment holding

Man Sang Innovations Limited (Note (iv))	Hong Kong	Ordinary shares HK$5,000	—	40.4%	Investment holding

Man Sang Investment Development Limited (Note (iv))	Hong Kong	Ordinary shares HK$1	—	40.4%	Inactive

Man Sang Jewellery Company Limited (Note (iv))	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500 (Note (ii))	—	40.4%	Trading of pearl products and investment holding

Market Leader Technology Limited (Note (iv))	British Virgin Islands/ Hong Kong	Ordinary shares US$100	—	40.4%	Investment holding and trading of equity securities

M. S. Collections Limited (Note (iv))	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500 (Note (ii))	—	40.4%	Investment holding

New Tongluowan Holdings Limited (Note (iv))	Hong Kong	Ordinary shares HK$1	—	40.4%	Inactive

Peking Pearls Company Limited (Note (iv))	Hong Kong	Ordinary shares HK$2	—	40.4%	Investment holding

Smartest Man Holdings Limited (Note (iv))	British Virgin Islands	Ordinary shares US$1	—	40.4%	Investment holding

Swift Millions Limited (Note (iv))	Hong Kong	Ordinary shares HK$5,000	—	40.4%	Property investment

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB500,000	100%	100%	Provision of property management and related service

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2011	2010

Motor Vehicles Company^ (Note (v))	PRC	Registered capital RMB20,000,000	—	60%	Property development and investment

China Metro-Rural Development Limited (Note (vi))	Hong Kong	Ordinary shares HK$100	85%	—	Investment holding

China Northeast Logistics City Dezhou Co., Ltd.^ Note (vi))	PRC	Registered capital US$49,990,000	85%	—	Not yet commenced operation

Zhuji Five Continents Enterprise Limited ^ (Note (iv))	PRC	Registered Capital US$10,000,000	—	22.2%	Inactive

4376zone.com Limited (Note (iv))	Hong Kong	Ordinary shares HK$5,000	—	40.4%	Trading of pearls

Note:

(i):	The Company directly holds Man Sang International Limited, China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.

(ii):	The non-voting deferred shares practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the Company or to participate in any distribution on winding up.

(iii):	All subsidiaries illustrated above as being registered or operated in the PRC are foreign wholly-owned investment enterprises.

(iv):	The Company has effective control over the operating and financial decision of Man Sang International Limited (“MSIL”) and its subsidiaries as certain shareholders of its subsidiaries have assigned their voting rights to the Company giving the Company has more than 50 percent of the voting rights. Consequently, the Company has the power to control MSIL and its subsidiaries.

(v):	During the current year, the Company interest in Motor Vehicles Company was revised from 60% to 40% and it has become an associate of the Company. Further details are set out in note 38 to the consolidated financial statements.

(vi):	Incorporated during the current year.

The symbol of “ ^ ” represents the English name of the subsidiary for identification purpose only.