Form 20-F
period 2012-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2012-07-16
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Mr. Sio Kam Seng

Chief Executive Officer and Chairman of the Board

China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Telephone: (852) 2111 3815

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of each class)	(Name of each exchange on which registered)
Ordinary shares, par value US$0.001 per share	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the Period covered by the Annual Report.

As of March 31, 2012 there were 73,543,782 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

This Annual Report on Form 20-F relates to our ordinary shares, par value US$0.001 per share, which are traded on the NYSE MKT under the ticker symbol “CNR”.

In this Annual Report, references to “the Company” or “China Metro” are to China Metro-Rural Holdings Limited, a British Virgin Islands company, and/or, as the context requires, its primary subsidiaries: China Metro-Rural Limited, a limited company incorporated in the Cayman Islands and continued into the British Virgin Islands and Man Sang International Limited, a Bermuda company listed on The Stock Exchange of Hong Kong Limited and/or, as the context requires, the subsidiaries of: China Metro-Rural Limited or Man Sang International Limited. References to “the Merger” are to the merger of Creative Gains Limited, a British Virgin Islands company and a wholly-owned subsidiary of China Metro-Rural Holdings Limited that was acquired by China Metro-Rural Holdings Limited on December 1, 2009 solely for the purpose of entering into the Merger Agreement and effecting the Merger (“Merger Sub”) with and into China Metro-Rural Limited whereby the separate corporate existence of Merger Sub ceased and China Metro-Rural Limited continues as the surviving company and a wholly-owned subsidiary of China Metro-Rural Holdings Limited. The Merger was completed on March 22, 2010. Prior to a name change on March 19, 2010, China Metro-Rural Holdings Limited was named Man Sang International (B.V.I.) Limited, or MSBVI. On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Subsequent to the Distribution, which is further discussed under “Presentation of Financial Information”, the Company no longer holds any interests in MSIL and its subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

This is our third filing as a foreign private issuer on Form 20-F, and the third filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or Distribution. In line with the accounting policies of the Company and its subsidiaries, or the Group, the results attributable to MSIL are shown as discontinued operations in the Group’s consolidated financial statements.

ii

The results of the continuing operations are presented in the consolidated income statement for the three years ended March 31, 2012. However, discontinued operations are presented in the consolidated income statement for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations. While contained in the consolidated financial statements in this Annual Report, the statement of financial position as at March 31, 2012, 2011 and 2010 has not been revised for the discontinued operations.

Percentages and some amounts in this Annual Report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.80 to US$1.00. On July 6, 2012, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7542 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this Annual Report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this Annual Report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.35 to US$1.00. On July 6, 2012, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.3640 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

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

The selected consolidated statements of operation data of the Group presents the results for the five years ended March 31, 2012, 2011, 2010, 2009 and 2008 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements of the Group for the years ended March 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated income statements of the Group for the years ended March 31, 2009 and 2008 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the Securities and Exchange Commission, or SEC, on January 18, 2011.

	For the years ended March 31,
	2012	2011	2010	2009	2008
	(HK$ in thousands)
Income Statements Data:
Continuing Operations:
Revenue	913,768	581,573	337,659	1,044	—
Cost of sales	(476,553)	(352,265)	(209,415)	(664)	—

Gross profit	437,215	229,308	128,244	380	—
Other income, net	61,363	68,234	36,154	1,276	758
Other gains/(losses), net	187	8,928	(146)	132,537	—
Selling expenses	(26,275)	(22,436)	(8,276)	(10,890)	(6,472)
Administrative expenses	(121,524)	(64,748)	(59,676)	(31,496)	(20,487)
Decrease in fair value of derivative financial liabilities	4,047	—	—	—	—
Increase in fair values of investment properties and investment properties under construction	2,594	111,528	155,631	6,556	23,392

Operating profit/(loss)	357,607	330,814	251,931	98,363	(2,809)
Finance income/(costs)—net	627	(3,124)	365	1,879	1,729
Share of losses of an associate	(2,456)	(386)	—	—	—

Profit/(loss) before income tax	355,778	327,304	252,296	100,242	(1,080)
Income tax expenses	(124,719)	(124,630)	(86,558)	(26,724)	(4,548)

Profit/(loss) for the year from continuing operation	231,059	202,674	165,738	73,518	(5,628)
Discontinued operations:
Profit/(loss) for the year from discontinued operations, net of tax	—	29,878	(24,189)	(140,336)	407,559

Profit/(loss) for the year	231,059	232,552	141,549	(66,818)	401,931

Attributable to:
Equity holders of the Company	208,986	227,346	171,408	42,540	93,850
Non-controlling interests	22,073	5,206	(29,859)	(109,358)	308,081

	231,059	232,552	141,549	(66,818)	401,931

Dividend—Non-cash	—	466,474	—	—	—

	For the years ended March 31,
	2012		2011		2010		2009		2008
	(HK$ in thousands)
Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year:
Basic earnings/(loss) per share
From continuing operation	HK$	2.96	HK$	3.17	HK$	2.60	HK$	1.16	HK$	(0.08)
From discontinued operations		—	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.55

	HK$	2.96	HK$	3.54	HK$	2.68	HK$	0.67	HK$	1.47

Diluted earnings/(loss) per share
From continuing operation	HK$	2.96	HK$	3.17	HK$	2.60	HK$	1.16	HK$	(0.08)
From discontinued operations		—	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.50

	HK$	2.96	HK$	3.54	HK$	2.68	HK$	0.67	HK$	1.42

Shares used in computation of:
Basic earnings/(loss) per share
From continuing operation		70,536,000		64,126,000		63,834,000		63,826,000		63,826,000

From discontinued operations		70,536,000		64,126,000		63,834,000		63,826,000		63,826,000

Diluted earnings/(loss) per share
From continuing operation		70,536,000		64,126,000		63,834,000		63,826,000		63,826,000

From discontinued operations		70,536,000		64,126,000		63,834,000		63,826,000		63,826,000

The following table sets forth selected statements of financial position data of the Group as of the dates indicated. The selected consolidated statements of financial position data of the Group as of March 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of financial position data of the Group as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to SEC on January 18, 2011. The selected consolidated statements of financial position data of the Group as of March 31, 2008, has been derived from our unaudited consolidated financial statements.

	As of March 31,
	2012	2011	2010	2009	2008
	(HK$ in thousands)
Statements of Financial Position Data:
Total non-current assets	903,966	855,083	1,481,913	1,213,858	1,401,260
Total current assets	2,271,913	1,010,026	1,996,151	1,609,514	1,731,969
Total assets	3,175,879	1,865,109	3,478,064	2,823,372	3,133,229
Total current liabilities	1,506,647	664,505	1,159,000	1,008,163	1,128,802
Total non-current liabilities	393,622	362,937	461,503	415,986	529,081
Total liabilities	1,900,269	1,027,442	1,620,503	1,424,149	1,657,883
Total equity	1,275,610	837,667	1,857,561	1,399,223	1,475,346

The following table sets forth selected income statements data of the Discontinued Operations for the five years ended March 31, 2012, 2011, 2010, 2009 and 2008 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of the Discontinued Operations for the years ended March 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected income statements data of the Discontinued Operations for the years ended March 31, 2009 and 2008 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the SEC on January 18, 2011.

	For the years ended March 31,
	2012	2011		2010		2009		2008
	(HK$ in thousands)
Income Statements Data:
Discontinued Operations:
Revenue	—		157,452		339,379		359,734		640,493
Cost of sales	—		(117,241)		(276,602)		(226,422)		(363,483)

Gross profit	—		40,211		62,777		133,312		277,010
Other income and gains/(losses), net	—		7,722		16,776		(9,783)		(41,890)
Recycling of exchange difference to profit or loss upon the Distribution	—		20,284		—		—		—
Expenses	—		(33,983)		(114,073)		(141,100)		(114,120)
Increase/(decrease) in fair values of investment properties and investment properties under construction	—		1,592		(3,991)		(184,572)		456,515

Operating profit/(loss)	—		35,826		(38,511)		(202,143)		577,515
Finance income—net	—		87		238		9,729		17,296
Share of results of an associate	—		17		48		(53)		(7)

Profit/(loss) before income tax	—		35,930		(38,225)		(192,467)		594,804
Income tax (expenses)/credits	—		(6,052)		14,036		52,131		(187,245)

Profit/(loss) for the year	—		29,878		(24,189)		(140,336)		407,559

Attributable to:
Equity holders of the Company	—		23,950		5,504		(30,978)		99,478
Non-controlling interests	—		5,928		(29,693)		(109,358)		308,081

	—		29,878		(24,189)		(140,336)		407,559

Earnings/(loss) per share for profit from the Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.55

Diluted	—	HK$	0.37	HK$	0.08	HK$	(0.49)	HK$	1.50

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

	As of July 28,	As of March 31,
	2010	2010	2009	2008
	(HK$ in thousands)
Statements of Financial Position Data of the Discontinued Operations:
Total non-current assets	1,046,725	1,015,399	1,132,000	1,253,535
Total current assets	1,069,473	1,059,250	946,309	1,082,849
Total assets	2,116,198	2,074,649	2,078,309	2,336,384
Total current liabilities	690,328	722,506	598,364	566,799
Total non-current liabilities	153,541	107,907	206,634	321,502
Total liabilities	843,869	830,413	804,998	888,301
Total equity	1,272,329	1,244,236	1,273,311	1,448,083

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

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2008	7.7819	7.8289	7.7946	7.7497
Fiscal Year Ended March 31, 2009	7.7500	7.8159	7.7731	7.7497
Fiscal Year Ended March 31, 2010	7.7647	7.7752	7.7541	7.7495
Fiscal Year Ended March 31, 2011	7.7750	7.8040	7.7745	7.7501
Fiscal Year Ended March 31, 2012	7.7656	7.8087	7.7772	7.7532
Last Six Months
January 2012	7.7555	7.7674	7.7622	7.7538
February 2012	7.7551	7.7559	7.7544	7.7532
March 2012	7.7656	7.7678	7.7620	7.7551
April 2012	7.7587	7.7660	7.7621	7.7580
May 2012	7.7616	7.7699	7.7640	7.7583
June 2012	7.7572	7.7610	7.7590	7.7572

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On, July 6, 2012, the exchange rate was HK$7.7542 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2008	7.0120	7.7345	7.4197	7.0105
Fiscal Year Ended March 31, 2009	6.8329	7.0185	6.8532	6.7800
Fiscal Year Ended March 31, 2010	6.8258	6.8371	6.8268	6.8176
Fiscal Year Ended March 31, 2011	6.5483	6.8323	6.6972	6.5483
Fiscal Year Ended March 31, 2012	6.2975	6.5477	6.3790	6.2935
Last Six Months
January 2012	6.3080	6.3330	6.3119	6.2940
February 2012	6.2935	6.3120	6.2997	6.2935
March 2012	6.2790	6.3315	6.3125	6.2975
April 2012	6.2979	6.3150	6.3043	6.2790
May 2012	6.3684	6.3684	6.3242	6.3052
June 2012	6.3530	6.3703	6.3633	6.3530

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On, July 6, 2012, the exchange rate was RMB6.3640 per US$1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our ability to execute our business strategy and grow on our agricultural logistics businesses and rural-urban migration and city re-development business will depend in part on the success of the PRC’s agricultural industry and the economic growth and implementation of government policies, and if the PRC agricultural industry and economy do not continue to grow at a strong rate or the local government fails to implement its policies, our business may suffer.

We have established logistics platforms in Tieling, Liaoning Province called “China Northeast Logistics City—Tieling” and in Dezhou, Shandong Province called “China Northeast Logistics City—Dezhou”, which are available to Tieling and Dezhou as well as regional and international traders based upon an open free market system for the mutual benefit of sellers and buyers. The exchange is designed to facilitate the marketing of products provided or desired by willing buyers and sellers. Agriculture products have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources.

We have recently established a rural-urban migration and city re-development business in Qiqihar, Heilongjiang Province called “China Focus City—Qiqihar”, which is available to Qiqihar as well as regional traders and residents which will be comprised of commercial, business, residential and governmental districts. China Focus City—Qiqihar is designed to accommodate the local government’s plan to relocate the administration center of Qiqihar. The rural-urban migration and city re-development business has risk exposure including change of local and national economic climates and government policies.

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

We may not be able to increase our revenues from or sustain our rapid growth rate on revenues from servicing and assignments of development rights, sales or leases of properties or achieve satisfactory rental rates from period to period.

Our revenues have grown rapidly over the past three years. Our revenues from the sales of trade center units in fiscal year 2010 and fiscal year 2011 were HK$336.7 million and HK$575.6 million, respectively. Our revenue from the leases of properties increased from HK$0.6 million in the fiscal year ended March 31, 2010 to HK$4.5 million in the fiscal year ended March 31, 2011 and our revenue from property management services increased from HK$0.4 million in the fiscal year ended March 31, 2010 to HK$1.5 million in the fiscal year ended March 31, 2011. Our revenue in the fiscal year ended March 31, 2012 was HK$913.8 million, which includes revenue from servicing and assignments of development rights, revenue from leases of properties and property management services of HK$147.9 million, HK$3.9 million and HK$3.6 million, respectively.

Each servicing and assignment of development rights was negotiated with independent third parties on a case by case basis and the premium may be significantly affected by economic climates and other factors at the time of negotiation. We therefore cannot assure you that, in the future, we will be able to negotiate a premium that is higher than a rate we have already achieved in previous periods, nor we will be able to increase the number of successful negotiations with independent third parties.

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

We currently rely on China Northeast Logistics City—Dezhou, China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues as well as China Focus City—Qiqihar for all of our revenue from servicing and assignments of development rights. We may be unsuccessful in expanding our projects in these cities, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for our agricultural logistics business revenues and China Focus City—Qiqihar for all of our revenue from servicing and assignments of development rights. These revenue sources may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City—Dezhou, China Northeast Logistics City—Tieling and China Focus City—Qiqihar, or their attractiveness to tenants and developers, we will not have income from other properties in our agricultural logistics business and rural-urban migration and city re-development business to mitigate any ensuing loss. A concentration of investments in only few locations will cause China Northeast Logistics City—Dezhou, China Northeast Logistics City—Tieling and China Focus City—Qiqihar to be highly susceptible to a downturn in Northeast China’s agricultural, property or logistics industry. In addition, any property damage at any one of China Northeast Logistics City—Dezhou, China Northeast Logistics City—Tieling and China Focus City—Qiqihar, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Northeast Logistics City—Dezhou, China Northeast Logistics City—Tieling and China Focus City—Qiqihar will continue to attract tenants or developers to generate revenue, or that we will be successful in the future. Although we have projects planned for future development in 2012, 2013 and 2014, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

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

Another of our Hong Kong subsidiary, China Metro-Rural Development Limited, signed a framework agreement with Dezhou Municipal Government in 2010. Pursuant to this framework agreement, the Dezhou Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms which will be called “China Northeast Logistics City—Dezhou”.

Another of our Hong Kong subsidiaries, China Focus City (H.K.) Holdings Limited, signed a framework agreement with Qiqihar Municipal Government in 2011. Pursuant to this framework agreement, the Qiqihar Municipal Government has identified land which is suitable for our development strategy to develop new city center called “China Focus City—Qiqihar”, which is and will be comprised of development and sales of commercial and residential properties, and servicing and assignments of development rights .

However, the signing of these master framework agreements do not guarantee that we will obtain the land identified therein, which will be transferred by public tender, auction or listing for sale. We cannot assure that the relevant land administration authorities will grant us the appropriate land use rights or issue the relevant land use rights certificates in a timely manner, or at all. Moreover, we cannot assure that we will be successful in our bidding for the plots of land or that we will be able to obtain the land at our desired price. If we are not successful in our bidding for the plots of land in the future or fail to obtain land use rights for all or any portion of such land, we may not be able to develop any future projects.

We may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of our directors are a party.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 92% of the outstanding shares of Proficient Success Limited. As of March 31, 2012, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 5,987,564,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is one of the leading developers and operators of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

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

According to some estimates, since 1988, capital construction in China has removed 190,000 hectares of land from cultivation annually. Other estimates show a greater loss of land. The land lost in the Shandong and Southeastern coastal provinces is high quality land where multiple cropping is practiced, compounding the loss. Although these losses have been offset by land reclamation of 245,000 hectares annually, reclaimed land tends to be of poorer quality. In addition, the cost of land reclamation has varied between US$2,000 to US$20,000 per hectare depending on the terrain. In the event we are unable to obtain additional land at reasonable prices, or at all, we may not be able to complete additional projects in the future, which could have an adverse effect on our operations, financial condition and results of operations.

Two of our PRC subsidiaries, China Northeast Logistics City Co. Ltd., or China Tieling Northeast, and Northeast Logistics City Dezhou Co., Ltd., or China Dezhou Northeast, are wholly foreign owned enterprises, and are subject to restrictions imposed by relevant PRC laws and regulations.

China Tieling Northeast and China Dezhou Northeast were approved by their respective local authorities and filed with the PRC Ministry of Commerce as wholly foreign owned enterprises and, accordingly, are subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on their ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into their capital accounts. In addition, China Tieling Northeast and China Dezhou Northeast, as foreign investment real estate enterprises, are required to maintain registered capital levels at 50% or more of their total investment. As of March 31, 2012, the registered total investment in China Tieling Northeast and China Dezhou Northeast were US$49.8 million and US$49.9 million respectively, including registered capital of US$35 million and US$49.9 million, representing approximately 70% and 100% of their respectively registered total investment. Currently, China Tieling Northeast and China Dezhou Northeast, our project companies for our property planned for future development in Liaoning and Shandong, are our only subsidiaries categorized as foreign investment real estate enterprises.

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

Our operations are subject to extensive governmental regulations, and we are susceptible to changes in policies related to the real estate, agricultural and logistics industries in the PRC.

In order to develop and operate a trade center development, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of our trade center development, including land use rights documents, planning permits, construction permits and certificates or confirmation of completion and acceptance. Each approval is dependent on the satisfaction of certain conditions.

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

Our China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou may face competition from other agricultural and industrial materials trade centers in China. The greatest concentration of industrial materials trade centers in China is in Pearl River Delta, Yangtze River Delta and the Manchuria area. The agricultural, industrial materials and finished goods featured at these competing trade centers include agricultural products, building materials, automobile and accessories and small goods. In addition, there may be an increase in supply of industrial materials trade centers in Guangdong and elsewhere in China, such as Shenzhen and Guangzhou, in the future.

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

Uncertainty regarding the recovery of the global economy may diminish the demand from many parts of the world and increase volatility in credit and equity markets. If these conditions persist or worsen, regardless of any efforts by various governmental authorities to stimulate the economy, they may adversely affect the availability, terms and cost of borrowings in the future, including financing necessary to complete our properties planned for future development, as well as the demand for our trade center units. Because our operations are capital intensive, and rely principally on cash flows from operations and bank borrowings, we cannot assure that the global economic downturn will not have a material adverse effect on our business, results of operations, financial condition and cash flow.

The timing and nature of any recovery in the global economy remain uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not be adversely affected. Furthermore, if economic conditions become worse, the development of our properties could be adversely affected and materially delayed.

We may not be able to renew or re-obtain qualification certificates as real estate developers upon expiration of our current qualification certificate, which could adversely affect our business.

Our subsidiary located in Tieling, China Tieling Northeast, is required to hold a qualification certificate which is normally granted to real estate developers. The Tieling Urban Construction Comprehensive Development Office has previously granted an interim qualification certificate to China Tieling Northeast confirming that China Tieling Northeast is allowed to undertake the development of properties in the PRC. On August 6, 2009, China Tieling Northeast obtained a renewal of the interim qualification certificate. On December 22, 2010, China Tieling Northeast obtained from the Liaoning Housing and Urban Rural Construction Bureau a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013. After the expiration of its current qualification certificate, China Tieling Northeast will need to renew this qualification certificate or apply for a qualification certificate in a higher grade.

Two of our subsidiaries located in Dezhou, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. (a wholly-owned subsidiary of China Dezhou Northeast), are also required to hold qualification certificates as a real estate developer in mainland China. The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast will expire on September 30, 2012 and the interim qualification certificate of Dezhou Northeast City Property Co., Ltd. has expired on June 30, 2012 and has renewed with an effective term until June 30, 2013. Upon expiration of these interim qualification certificates, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd will be required to renew their qualification certificates.

Our subsidiary located in Qiqihar, Qiqihar China Focus City China South Real Estates Development Co., Ltd. is also required to hold a qualification certificate as a real estate developer in mainland China. The Heilongjiang Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to Qiqihar China Focus City China South Real Estates Development Co., Ltd. confirming that Qiqihar China Focus City China South Real Estates Development Co., Ltd. is allowed to undertake the development of properties in the PRC. The interim qualification certificate of Qiqihar China Focus City China South Real Estates Development Co., Ltd. will expire on January 10, 2013. Upon expiration of this interim qualification certificate, Qiqihar China Focus City China South Real Estates Development Co., Ltd. will be required to renew its qualification certificate.

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

Our sales of trade center units and residential properties are subject to land appreciation tax in the PRC. In addition, sales of properties in our properties planned for future development may be subject to land appreciation tax. Land appreciation tax is payable on the gain, representing the balance of the proceeds received on such sale, after deducting various prescribed items, including sums paid for acquisition of land use rights, the direct costs and expenses of the development of the land and construction of buildings and supplementary facilities or the appraised price of any previous buildings and structures existing on the land and taxes related to the assignment of the real property. Under applicable PRC laws and regulations, land appreciation tax is chargeable on the gain at progressive rates ranging from 30% to 60%. Certain exemptions may be available for the sale of ordinary residential properties if the appreciation of land value does not exceed 20% of the total deductible items as provided in the relevant tax laws.

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it, and, therefore, we have not made the additional payments of land appreciation tax during the fiscal years ended March 31, 2009, 2010 and 2011 and the current period. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the local municipal tax authorities. In fiscal years ended March 31, 2009, 2010 and 2011, we paid land appreciation tax to the local municipal tax authorities in the amounts of HK$nil, HK$4.8 million and HK$11.9 million, respectively. In fiscal years ended March 31, 2009, 2010 and 2011, we made provisions for land appreciation in the amounts of HK$0.06 million, HK$22.2 million, and HK$45.9 million, respectively. In the fiscal year ended March 31, 2012, we paid land appreciation tax to the local municipal tax authorities in the amount of HK$18.8 million, and we made provisions in the amount of HK$27.8 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land to be developed if it does not comply with the terms of our land grant contract.

Under PRC laws, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. Further, if the development is delayed for longer than one year, the developer may be restricted from bidding for any new land. Thus, if we were to delay development on the lands acquired for China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou and China Focus City—Qiqihar (and if these restrictions were applied to us), we may be restricted from bidding for other land designated to us for development. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of the above projects will not occur in the future.

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

Our real estate projects involve acquiring land use rights for large plots of land, many of which have existing structures and residents, from municipal and provincial governments of the PRC. Other properties we may develop in the future may also involve similar circumstances. Acquiring these development rights, converting them into land use rights and committing the financial and managerial resources to develop the land involve significant risks. Before a real estate development project generates any revenue, we must make a variety of material expenditures, including to acquire the development rights and to construct the required infrastructure.

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

•

we may be unable to obtain, or face delays in obtaining, required zoning, land use, building, occupancy, and other governmental permits, rights and authorizations, which could result in increased costs with respect to a project.

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

To date, for investment activities, we have relied primarily on bank borrowings and other loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2012, we had net current assets of HK$765.3 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals, excluding shareholder’s loans and loans from a non-controlling interest) amounted approximately HK$1,332.5 million, which included primarily bank and other borrowings and trade payables, other payables and accruals in the amounts of HK$732.6 million and HK$599.9 million, respectively. Approximately HK$478.8 million of our total borrowings were due within one year or on demand and approximately HK$253.8 million were due within a period of more than one year but not exceeding five years. The projected total investment for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou and China Focus City—Qiqihar could be up to an amount of approximately US$2 billion, US$5 billion and US$3 billion, respectively.

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

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities treat our project companies, as real property developers, we have been subject to these measures and regulations with respect to China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and Qiqihar China Focus City China South Real Estates Development Co., Ltd.. Additionally, the PRC Government has also recently introduced a number of restrictions on individuals’ purchases of residential properties. These restrictions may affect our sales of residential properties to individual customers.

We may incur substantial additional indebtedness in the future.

As of March 31, 2012, our debt-to-equity ratio (total bank and other borrowings/total equity) was approximately 57.4%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if it or our subsidiaries incurs additional debt. For example, the additional debt could:

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

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, some of our PRC subsidiaries may be required to set aside at least 10% of its after-tax profits based on PRC accounting standards in accordance with their articles of association and PRC law each year to its PRC statutory reserve until the cumulative amount of such reserve reaches 50% of its registered capital. As of March 31, 2012, we have PRC statutory reserve of approximately HK$45,514,000 for our PRC subsidiaries.

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

We currently receive substantially all of our revenues in Renminbi through our ownership and operation of China Northeast Logistics City—Dezhou, China Focus City—Qiqihar and China Northeast Logistics City—Tieling. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the relevant local office of the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

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

Our operations are subject to extensive governmental regulations, and we are susceptible to changes in policies related to the real estate market in the PRC.

In order to develop and operate our projects, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of development, including land use rights documents, planning permits, construction permits, and certificates or confirmations of completion and acceptance. Each approval is dependent on the satisfaction of certain pre-conditions. We cannot assure you that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate market in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. If we fail to obtain, or experience material delays in obtaining, the requisite governmental approvals, the development, sale and lease of our projects could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations.

Our principal shareholder has substantial control over us and can affect decisions made by our shareholders.

As of July 1, 2012, our principal shareholder, Mr. Cheng Chung Hing, Ricky, our Chairman, together with his affiliates, controls 37,338,104 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 40,529,329, or 52.82%, of our outstanding voting shares.

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

Except for the Distribution, we have never declared or paid any dividends on our ordinary shares. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any dividends in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors, and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time. Accordingly, the return on your investment in us will likely depend entirely upon any future price appreciation of our ordinary shares. Our ordinary shares may not appreciate in value or maintain the price at which you purchased units. You may not realize a return on your investment and may even lose the entire amount of your investment.

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

The nuclear crisis in Japan in March 2011 may have a negative impact to our logistics cities in China.

There may be chances that large amount of radioactive substances being released from the Fukushima Daichi Nuclear Plant in Japan to China, where our three projects in Shandong, Heilongjiang and Liaoning may be subject to radiation exposure. If there is a massive release of radiation resulting from complete meltdown of the Fuksushima Daichi Nuclear Plant, the radiation would have contaminated the areas up to several hundred kilometers from the nuclear reactor. The distance between Fukushima and Shandong Province is approximately 1,896 kilometres (1,178 miles), where China Northeast Logistics City—Dezhou is located, the distance between Fukushima and Liaoning Province is approximately 1,000 kilometers (621 miles), where China Northeast Logistics City—Tieling is located and the distance between Fukushima and Heilongjiang Province is approximately 1,718 kilometers (1,068 miles), where China Focus City—Qiqihar is located.

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

We cannot predict the effect, if any, of future sales of ordinary shares, or the availability of shares for future sales, on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. In addition, a large supply of saleable ordinary shares, such as those underlying warrants sold in our May 2011 offering and August 2011 placements or other shares eligible for future sale, may adversely affect the prevailing market prices for our ordinary shares.

Our securities offering in May 2011 could prevent the acquisition or sale of our business.

The exercise price of the warrants sold in our offering in May 2011 may be decreased if we issue securities below the warrant exercise price or if we fail to meet certain financial targets set forth in the warrants. The exercise of the warrants could further dilute the holdings of existing shareholders.

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

In previous years, the PRC Government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2011, China’s real GDP grew by a rate of an estimated 9.2% as compared to a rate of 10.3% and 9.1% in 2010 and 2009, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC Government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC Government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

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

If the custodians or authorized users of controlling non-tangible assets of the Company, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse these assets, the Company’s business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts that the Company’s business relies on, are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce (“AIC”).

Although the Company usually utilizes chops to enter into contracts, the designated legal representatives of each of the Company’s PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of the Company’s PRC subsidiaries are members of the Company’s senior management team who have signed employment agreements with the Company or its PRC subsidiaries under which they agree to abide by various duties they owe to the Company.

In order to maintain the physical security of the Company’s chops, the chops are generally stored in secured locations accessible only by the authorized personnel in the legal or finance departments of each of the Company’s subsidiaries. The Company’s designated legal representatives generally do not have access to the chops, but if such designated legal representatives were to obtain the chops, in spite of these protections, the Company may encounter difficulties in maintaining control over the relevant entities. Although the Company has implemented internal control procedures to monitor the use of corporate chops, such procedures may not be able to prevent all instances of abuse or negligence.

If any of the designated legal representatives obtains and misuses or misappropriates the Company’s chops and seals or other controlling intangible assets for whatever reason, the Company could experience disruption to its normal business operations. If a designated legal representative obtains control of the chops in an effort to obtain control over the entity, the Company or its PRC subsidiary would need to pass a new shareholder or board resolution to designate a new legal representative and the Company would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to the Company, which could involve significant time and resources and divert management attention away from the Company’s business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of the Company’s control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2012. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Material United States Federal Income Tax Consequences.”

Item 4.	Information on the Company

A. History and Development of the Company

China Metro-Rural Holdings Limited, or China Metro, was incorporated in the British Virgin Islands as an international business company under the name Man Sang International (B.V.I.) Limited, or MSBVI, under the International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004. Prior to August 25, 2009, MSBVI was a wholly-owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE MKT (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidated and dissolved, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction (the “Reorganziation”), MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE MKT. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly-owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. On March 19, 2010, MSBVI was renamed China Metro-Rural Holdings Limited. Our ordinary shares are traded on the NYSE MKT under the ticker symbol “CNR”.

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

B. Business Overview

China Metro-Rural Holdings Limited, or China Metro, is focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China that facilitate a relationship between sellers and buyers of agricultural products and small goods, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area. In addition, China Metro has commenced its newly developed rural-urban migration and city re-development business during the current year, which consists of development and sales of commercial and residential properties and servicing and assignments of development rights to independent third party developers.

Agricultural logistics business

Our agricultural logistics business is comprised of (1) development and operation of integrated agricultural logistics and trade centers and supporting facilities; and (2) property management which engages in the management of developed properties within the logistics platforms—known as China Northeast Logistics Cities. We currently are developing two locations in the PRC, namely Northeast Logistics City in Tieling City, Liaoning Province, or China Northeast Logistics City—Tieling, and Dezhou Northeast Logistics City in Dezhou City, Shandong Province, or China Northeast Logistics City—Dezhou.

Each China Northeast Logistics City is an integrated agricultural logistics and trade center platform which mainly focuses on agriculture industry, including agricultural products, agricultural machineries, fertilizers and chemicals, and small goods. Our first project, China Northeast Logistics City—Tieling, is currently operating, and planning and construction work for our second integrated agricultural logistics and trade center platform, China Northeast Logistics City—Dezhou, has commenced during the current year in June 2011 in Dezhou City, Shandong Province.

Each China Northeast Logistics City will provide a wide range of products and services necessary for agricultural production, including farm equipment, financial services, grain agronomy, marketing, storage and transportation. Each China Northeast Logistics City will provide trade centers covering agricultural products such as corn, rice, beans, seeds, pesticides, fertilizers, agricultural machinery and other related tools as well as industrial products such as leather, textile and clothing hardware and accessories, building materials, specialized vehicles and their spare parts. We will also facilitate and make available to our trade center tenants and their customers a full range of integrated agricultural logistics and trade facilities and services, including transportation services, warehouses, agricultural logistics liaison services, on-site agricultural logistics service providers and quality testing services. The agricultural logistics services will be provided by on-site joint venture and third party service providers in our facilities. In addition, we will provide value-added exhibition and conference, residential, hotel and office facilities and procure other parties to provide banking and advertising services as well as food and beverage services. Our business model will be further augmented by the on-site presence of PRC Government agencies, which offer a diverse range of services, including registration and compliance, customs, tax administration, public security and human resources services primarily to trade center tenants, farmers and other customers.

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

As of March 31, 2012, a total GFA of approximately 514,680 square meters (excluding self-used properties) were completed and more than 3,000 independent individuals had entered into sales and purchase agreements to purchase more than approximately 301,000 square meters of GFA, or approximately 58%, of our completed GFA. As of March 31, 2012, we completed sales of GFA of approximately 301,000 square meters (including approximately 39,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$44,692,000, or 35% of such sales, as of March 31, 2012. An additional approximately 146,000 square meters of GFA are under construction. In addition, we have GFA of approximately 261,000 square meters and approximately 94,000 square meters, which included GFA under construction, available for sale and pre-sale, and for lease, respectively, of which approximately 128,000 square meters for sale and approximately 81,000 square meters for lease have been completed.

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

China Northeast Logistics City—Dezhou

China Northeast Logistics City—Dezhou is expected to have a total site area of 7 million square meters, which is expected to provide GFA of approximately 15 million square meters upon completion of all phases in 2021. We entered into a framework agreement to develop China Northeast Logistics City—Dezhou with the Dezhou Municipal Government in July 2010 and a groundbreaking ceremony was held on October 8, 2010. China Northeast Logistics City—Dezhou is located in Dezhou City of Shandong Province, approximately 60 minutes drive from Jinan, the capital city of Shandong Province. We have acquired land use rights for the first parcels of land with site area of approximately 602,386 square meters for China Northeast Logistics City—Dezhou, and it is expected to provide up to total GFA of approximately 0.4 million square meters. The first phase of construction for China Northeast Logistics City—Dezhou commenced in June 2011.

As of March 31, 2012, a total GFA of approximately 191,000 square meters were completed and more than 1,000 independent individuals had entered into sales and purchase agreements to purchase more than approximately 115,000 square meters of GFA, or approximately 60%, of our completed GFA. As of March 31, 2012, we completed sales of GFA of approximately 115,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$127,520,000, or 20% of such sales, as of March 31, 2012. An additional approximately 40,000 square meters of GFA are under construction.

As of March 31, 2012, our total investments for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou are approximately RMB1,932 million (US$304 million) and RMB1,213 million (US$191 million), respectively.

Rural-urban migration and city re-development business

China Focus City—Qiqihar

Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center district of Qiqihar City. China Focus City—Qiqihar is a name of a project located in Qiqihar, Heilongjiang Province, where we are to develop various residential and commercial properties at an area designated by Qiqihar Municipal Government as the future administrative center of Qiqihar. It is China Metro’s strategy to assign the development rights to independent third party developers on portion of land plots that have been allocated by the local government under the framework agreement for their development in return for a premium while retaining the remaining portion for China Metro’s own development.

China Focus City—Qiqihar is expected to have a total site area of at least 5 million square meters, which is expected to provide GFA of approximately 10 million square meters upon completion of all area in 2018. As part of our business activities, we retain portion of the area to develop on our own and the remaining portion is to be assigned to other developers for development in return for a premium. As at March 31, 2012, we have paid for and signed a land grant contract with the government for approximately 454,500 square meters and planning for development for GFA of approximately 70,000 square meters of residential properties, which is expect to be completed in 2013 and 2014 in number of phases. As at March 31, 2012, we have concluded two contracts for servicing and assignments of development rights to two independent developers with total residential and commercial land areas of approximately 414,500 square meters and 155,100 square meters, respectively, where the assignments of residential land areas were completed during the current fiscal year and the commercial land areas are expected to complete during fiscal year ending March 31, 2013.

As of March 31, 2012, our total investment for China Focus City—Qiqihar is approximately RMB251 million (US$40 million).

All of our agricultural logistics business revenues during the past three years were derived from our operations at China Northeast Logistics City—Tieling, and were from sales, leases and management of trade center units. China Northeast Logistics City—Tieling began to generate revenue in the fiscal year ended March 31, 2009 with net revenue of approximately HK$1.1 million, all of which were contributed from sales of trade center units. Net revenues in the fiscal year ended March 31, 2010 were approximately HK$337.7 million, with HK$336.7 million, HK$0.6 million and HK$0.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Net revenues in the fiscal year ended March 31, 2011 were approximately HK$581.6 million, with HK$575.6 million, HK$4.5 million and HK$1.5 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. During the fiscal year ended March 31, 2012, Northeast Logistics City—Dezhou and China Focus City—Qiqihar commenced to contribute to our agricultural logistics business and rural-urban migration and city re-development business, respectively. Net revenues in fiscal year ended March 31, 2012 were approximately HK$913.8 million, with HK$758.4 million, HK$147.9 million, HK$3.9 million and HK$3.6 million were contributed from sales of trade center units, revenue from servicing and assignments of development rights, rental income from leases of trade center units and property management fee income, respectively. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties (which include investment properties under construction) were approximately HK$155.6 million, HK$111.5 million and HK$2.6 million, in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. In the fiscal years ended March 31, 2010, 2011, and 2012, changes in fair values of investment properties represented 70.4%, 41.3% and 0.8%, respectively, of our net profit from our continuing operation after taking into account relevant deferred income tax.

The following map illustrates the geographic location of China Northeast Logistics City—Tieling:

The following maps illustrate the geographic location of China Northeast Logistics City—Dezhou:

Completed Property Development

China Northeast Logistics City—Tieling

Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. Construction of 514,680 square meters of trade centers and residential properties was completed as of March 31, 2012.

China Northeast Logistics City—Dezhou

Phase I of China Northeast Logistics City—Dezhou will cover a planned GFA of approximately 2.9 million square meters. Construction of 191,000 square meters of trade centers was completed as of March 31, 2012.

Properties under Development

China Northeast Logistics City—Tieling

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Tieling with a planned GFA of approximately 146,000 square meters.

China Northeast Logistics City—Dezhou

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Dezhou with a planned GFA of approximately 40,000 square meters.

China Focus City—Qiqihar

We are currently constructing residential properties for our China Focus City—Qiqihar with planned GFA of approximately 70,000 square meters.

Properties Planned for Future Development

China Northeast Logistics City—Tieling

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the remaining area of Phase I of China Northeast Logistics City—Tieling, which will be approximately 1.5 million square meters. We expect to complete Phase I construction by 2019.

The planned site area for Phase II of China Northeast Logistics City—Tieling will be approximately 2.1 million square meters according to a framework agreement that was signed in 2006. We are in the initial planning stages for Phase II of China Northeast Logistics City—Tieling, and we have already obtained land use rights certificates for an area of approximately 0.6 million square meters.

China Northeast Logistics City—Dezhou

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Northeast Logistics City—Dezhou, which will be approximately 14.8 million square meters. We expect to complete all construction of China Northeast Logistics City—Dezhou by 2021.

The total planned site area for China Northeast Logistics City—Dezhou will be approximately 15 million square meters according to a framework agreement that was signed in 2010. We are in the planning stage for construction of further GFA of approximately 0.4 million square meters and we have already obtained land use rights certificates for an area of approximately 0.6 million square meters and are in the process of acquiring more land use rights from local Land Bureau.

China Focus City—Qiqihar

The total planned site area of China Focus City—Qiqihar is approximately 5 million square meters comprised of land for both residential and commercial properties with maximum buildable GFA of approximately 10 million square meters. We plan to retain certain portion of the site for our own development and to assign the remaining portion to independent third party developers.

The total site area for which we have obtained land use rights and planned for future development on our own is approximately 359,300 square meters. In addition to GFA of approximately 70,000 square meters of residential properties under construction, we plan to develop another approximately 7,800 square meters of GFA of club house and sales center in 2012 and approximately 70,000 square meters of residential properties in 2013. In addition, we plan to develop certain wholesale market with GFA of approximately 150,000 square meters for which the land use rights is yet to be obtained. We are in the process of acquiring more land use rights from local Land Bureau.

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

Our integrated agricultural logistics and trade centers are strategically located in fast growing agricultural, manufacturing and economic centers near well-developed transportation networks and infrastructure.

China Northeast Logistics City—Tieling:

Manchuria is comprised of Liaoning, Jilin and Heilongjiang provinces.

The great Manchurian plain (average elevation 1,000 ft/300 m), crossed by the Liao and Songhua Rivers, is the only extensively level area in that region. Fertile and densely populated, it has been a major manufacturing and agricultural center of China. As one of the few areas in the country suitable for large-scale mechanized agriculture, it has numerous collective farms. Long, severe winters limit harvests to once a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and gaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed, and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast.

In addition, China Northeast Logistics City—Tieling is connected to each of the major railway arteries in Northeast China as well as at least two major highways linking each of the major cities in the Manchuria region, Russia, North Korea and South Korea. Located in Bohai sea region, China Northeast Logistics City—Tieling also has access to heavy port facilities in the Yellow Sea coast.

China Northeast Logistics City—Dezhou:

China Northeast Logistics City—Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three hour drive from Beijing and eight hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 5 million and 94 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$711 billion in 2011, which ranked third among Chinese provinces.

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

In selecting new sites for our projects, we strategically seek out locations in which local and regional governments have actively expressed a desire to develop integrated logistics and trade services in their long-term plans. In doing so, we are able to ensure that our business operations are closely aligned with the long-term economic development plans of the region in which we develop and operate. With respect to China Northeast Logistics City—Tieling, with local administrative support, we were able to secure a plot of land in excess of one square kilometer quickly, efficiently and in accordance with relevant approval procedures. Pursuant to the terms of our mutual agreement, representatives of the municipal governments undertook or will undertake the responsibility for relocating all prior occupants of the land as well as improving roads and infrastructure within each China Northeast Logistics City. In addition, as part of a broader effort to improve local transportation infrastructure, government authorities have also undertaken construction of new roads and other supporting infrastructure surrounding each China Northeast Logistics City and China Focus City—Qiqihar. Several PRC Government agencies also plan to have an on-site presence at each China Northeast Logistics City and China Focus City—Qiqihar to assist trade center tenants and other visitors. We believe each China Northeast Logistics City and China Focus City—Qiqihar will remain an important part of the municipal and regional governments’ overall strategy to develop the local economy by creating new jobs, contributing increased tax revenues and attracting new manufacturing plants and commercial development to the surrounding area.

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

We consider the strength of our senior management team to be fundamental to the success of our integrated agricultural logistics and trade center development projects. We rely on our senior management’s experience and insight on important factors that contribute to the success of our projects, such as careful site selection, detailed project management, stringent cost control and effective quality control. Our senior management team also has extensive experience in real estate operations and financial management, which we believe provides us with a key competitive advantage. Our financial team includes professionals with experience in financial management, mergers and acquisitions, capital markets financing and corporate restructuring. Furthermore, we have developed a strong sales team with specialized experience in each of the different trade and agricultural logistics services industries. We believe our management team’s comprehensive industry background has helped us to achieve our past success and will enable us to successfully implement our growth strategies in the future.

Strategy

Our objective is to become the leading developer and operator of large-scale, agricultural and industrial integrated logistics platforms and rural-urban migration and city re-development in the PRC. To achieve this objective, we intend to implement the following strategies:

Maximize occupancy rates, rental rates, sales prices and traffic flow in our existing and planned trade centers.

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers, which we expect will be offered at higher rental rates and sales prices. In the fiscal year ended March 31, 2012, our overall average selling price was HK$5,194 per square meter, represented an increase of approximately 49% as compared with the average selling price of HK$3,482 per square meter in the fiscal year ended March 31, 2011.

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

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City—Tieling, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. We have also signed non-binding memorandum of understanding with two state-owned enterprises (China Grain and Logistics Corp) to be anchor tenants and entered into a strategic alliance with Liaoning Chemical Fertilizers Co. Ltd. to build the largest fertilizer trade market in Liaoning. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

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

Achieve and maintain an optimal mix between land for self development, and servicing and assignments of development rights

We intend to retain certain land plots to be acquired for our own development and sales of commercial and residential properties while assigning the remaining land plots to independent third party developers in return for a premium. By doing so, we hope to be able to maintain at an optimal mix in terms of cash flows from assignments of rights and sales of properties and timing of such cash flows, creating flexibility in China Metro’s overall development and funding requirements.

Trade Center Projects

We currently have two large-scale integrated agricultural logistics and trade center projects in various stages of development.

Our trade center projects are classified into:

•

Properties under development, representing properties for which we have obtained land use rights certificates and have planned or commenced construction. One of the properties under development is the “Construction Materials Depot” trade center, which is a construction materials and accessories trade center.

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

In determining the estimated commencement and completion dates for our properties under development and planned for future development, we rely on certain assumptions, including that: (1) there will be no material changes with respect to the general economic conditions in the PRC, performance of the PRC property market or demand for agricultural materials, particularly in the regions where we plan to develop such properties; (2) there will be no material change in the regulatory regime governing the real estate market in the PRC which adversely affects our ability to develop such properties; (3) there will be no significant obstacles in obtaining necessary licenses and approvals to develop such properties; (4) we will be able to obtain adequate funding through internal financing, bank borrowings and shareholder loans, as well as expanding our sources of external financing, including access to debt and equity financing, to develop such properties; (5) we will be able to obtain sites identified for future development pursuant to the terms of the master agreements governing the construction and development of such projects; (6) we will be able to obtain land use rights and building ownership certificates necessary to commence development of such projects; (7) the services rendered by independent contractors engaged in the construction of such properties will be performed in a satisfactory manner that meets our quality requirements; (8) there will be no material increase in the costs of construction materials and labor in the PRC; and (9) we will not be involved in any material legal or other governmental proceedings arising from the transfer or development of such properties.

Land-Use Rights and Building Ownership Rights

There are two types of title registrations in the PRC: land registration and building registration. Land registration is evidenced by the issuance of a land use rights certificate by the relevant authority. A land use rights certificate is the evidentiary legal document to demonstrate that the registered land user has the lawful right to use the land during the term stated therein, including the right to assign, mortgage or lease the land. Building registration is evidenced by the issuance of a building ownership certificate. The holder of a land use rights certificate who is issued a building ownership certificate holds land use rights and owns the building erected on the land. All holders of land use rights, and other rights in respect of the land, such as the right to buildings erected on the land, must register their lawful state-owned land use rights, as well as ownership rights to the buildings. Under the PRC law, land use rights and building ownership rights which are duly registered are protected by law.

The PRC law prescribes different maximum periods for the grant of a land use right by the PRC Government to the land user, subject to the payment of the land grant fee by the land user. The maximum period depends upon the use of the land, and varies from 40 years for commercial, tourism and entertainment uses to 70 years for residential uses. The most common term is 50 years, such as for industrial, warehouse, office and other uses. For further information, please see “Regulation”.

China Northeast Logistics City—Tieling

We have received land use rights with respect to approximately 1,788,308 square meters of a total site area of approximately 3.9 million square meters planned for development for China Northeast Logistics City—Tieling. Other than as discussed below, we have obtained all necessary land use rights and building ownership certificates to conduct our operations at China Northeast Logistics City—Tieling. The land use rights for the Phase I are for a period ranging from 40 to 70 years commencing from the respective dates as specified in the land use rights certificates.

We have paid for and signed a land grant contract with the local government for approximately 1,788,308 square meters of land planned for use in Phase I and 558,586 square meters of land planned for use on Phase II, which together representing approximately 60%, of the total site area for China Northeast Logistics City—Tieling. As of March 31, 2012, we received all land use rights for Phase I of our development. All the land has gone through auctions.

China Northeast Logistics City—Dezhou

We have received land use rights with respect to approximately 602,386 square meters of a total site area of approximately 7 million square meters planned for development for China Northeast Logistics City—Dezhou. We have obtained necessary land use rights certificates to conduct our current operations at China Northeast Logistics City—Dezhou. The land use rights obtained are for a period of 40 years commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

China Focus City—Qiqihar

We have paid for and signed a land grant contract with the local government with respect to approximately 454,500 square meters, and serviced and assigned development rights with respect to approximately 414,500 square meters, of a total site area of approximately 5 million square meters planned for development and assignment for China Focus City—Qiqihar. All the land has gone through auctions.

Under relevant PRC laws and regulations, idle land is subject to (a) payment of idle fees equivalent to 20% of the land grant fees paid for these parcels of land, or (b) in more serious cases, potential forfeiture.

Currently, none of our land has been designated as idle land by relevant PRC authorities, and we do not believe our land is subject to payment of any idle fees or forfeiture.

Sales and Marketing

As of March 31, 2012, we had a team of approximately 66, 36 and 52 sales and marketing and customer services personnel located in Tieling City, Dezhou City and Qiqihar City, respectively, who are responsible for the sales, leasing and marketing of the store units in the trade centers, residential and other properties. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

We conduct marketing of our projects through a variety of channels, including the network of our founding shareholders, advertising media, events and exhibitions and activities of trade associations. China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou also has their own websites www.nlc88.com and www.nlc86.com which provide platforms for promoting each China Northeast Logistics City and the business carried out therein.

Lease Agreements

China Northeast Logistics City—Tieling

Overview

As of March 31, 2012, we had approximately 2,600 completed trade center units for lease at China Northeast Logistics City—Tieling. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of Phase I trade center units, we provided early tenants with preferential rental rates and rent-free periods of up to 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our Phase I trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2012, taking into account the above preferential terms, the average effective monthly rental rate for our Phase I trade center units is approximately RMB 54 per square meter annually (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business more efficiently and effectively, we have constructed and occupied the following properties at China Northeast Logistics City—Tieling as at March 31, 2012:

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

Recent Developments

China Northeast Logistics City—Tieling

We have recently acquired four additional parcels of land with a total site area of approximately 558,586 square meters for the next phase, or Phase II, of China Northeast Logistics City—Tieling.

For the portion of Phase I of China Northeast Logistics City—Tieling that has been pre-sold/sold, average selling price increased by approximately 19% from HK$3,482 per square meter in the fiscal year ended March 31, 2011 to HK$4,132 per square meter in the fiscal year ended March 31, 2012. As of March 31, 2012, we have pre-sold/sold total GFA of approximately 306,000 square meters.

Sales of GFA decreased by 81.2% from approximately 165,000 square meters in the fiscal year ended March 31, 2011 to 31,000 square meters in the fiscal year ended March 31, 2012.

China Northeast Logistics City—Dezhou

We have acquired land use rights for the first parcels of land from local Land Bureau with site area of approximately 602,386 and commenced construction in June 2011. GFA of approximately 191,000 square meters was completed during the current year and GFA of approximately 40,000 square meters is still under construction.

For the GFA we have pre-sold/sold, average selling price was HK$5,480 per square meter in the fiscal year ended March 31, 2012. As of March 31, 2012, we have pre-sold/sold total GFA of approximately 168,000 square meters.

China Focus City—Qiqihar

We have paid for and signed a land grant contract with the local government for approximately 454,500 and commenced construction in April 2012 with GFA of approximately 70,000 square meters of residential properties.

Our Corporate Information

Our principal executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., located at 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “ ” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ” and “NLC” with the PRC Trademark Office under various categories relating to metals, textiles, machines, electronics and many other categories. We are also the owner of the domain names of “nlc88.com”, “nlc86.com”, “ ..com” and “www.chinametrorural.com”.

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

Facilities

Our principal executive office, which is comprised of approximately 1,512 square feet pursuant to a lease that expires on March 16, 2014, and is staffed by management and office personnel.

Our China administrative office for China Northeast Logistics City—Tieling is located at Administrative Tower, China Northeast City, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC. Our administrative and sales office for China Northeast Logistics City—Tieling, which is comprised of approximately 13,022 square meters in supporting commercial facilities located within China Northeast Logistics City—Tieling, is also staffed by management and office personnel. We have land use rights and building ownership certificates for the buildings in which our Tieling City office and sales office are located.

Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhou, Shandong Province, PRC, which is comprised of approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee on a rent-free basis, and is staffed by management and office personnel.

Our China administrative office for Shenzhen head office is located on 27/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 1,439 square meters and is staffed by management and office personnel.

Our China administrative office for China Focus City—Qiqihar is located on 2/F-3/F, Environmental Protection Building, Hecheng Road, Nanyuan Development Zone, Longsha District, Qiqihar City, Heilongjiang Province, PRC, which is comprised of approximately 1,540 square meters and is staffed by management and office personnel.

Our China sales office for China Focus City—Qiqihar is located on No. 2, Zhonghuan South Road, Longsha District, Qiqihar City, Heilongjiang Province, PRC, which is comprised of approximately 3,030 square meters.

Legal Proceedings

As of March 31, 2012, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution, earthquake and acts of terrorism. As of March 31, 2012, we have not experienced any significant loss or damage to our properties.

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

Overview

We, through our PRC subsidiaries, China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and Qiqihar China Focus City China South Real Estates Development Co. Ltd., are developers in the PRC of integrated agricultural logistics and trade centers and residential and commercial properties, and are subject to extensive government regulations in the PRC. In connection with our integrated agricultural logistics and trade center development and residential and commercial property development activities, we are subject to a number of PRC laws and regulations relating to the land system in the PRC, such as those related to land use rights (including how land use rights may be acquired and transferred), documents of title, property development, real estate loans, mortgages and other financing techniques, property management, leasing and property-specific taxes. Our customers and agricultural logistics providers located on-site at Tieling and Dezhou are subject to PRC laws and regulations, and licensing requirements, relating to the import/export industry and the provision of agricultural logistics services.

Our Treatment as an Integrated Logistics Enterprise and Industrial and Agricultural Exchange

We, through our PRC subsidiaries, China Tieling Northeast and China Dezhou Northeast, provide or will provide platforms for a variety of industrial and agricultural exchange, integrated agricultural logistics and trade services and facilities, including transportation services, warehouses, and other services. Because China Tieling Northeast and China Dezhou Northeast develop properties necessary for their integrated logistics and trade center operations, China Tieling Northeast and China Dezhou Northeast are subject to certain PRC laws, regulations and policies applicable to property development enterprises.

According to Regulations for Guiding the Direction of Foreign Investment ( ) issued by the State Council on February 11, 2002, foreign investment projects must be examined, approved and submitted for record by development planning authorities or foreign trade and economic cooperation authorities, depending on the nature of the projects. Our PRC subsidiary, China Tieling Northeast, was examined and approved by the Tieling Bureau of Foreign Trade and Economics Cooperation and established on May 15, 2007, and it filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on September 1, 2009. Our PRC subsidiary, China Dezhou Northeast, was examined and approved by the Dezhou Bureau of Commerce and established on September 27, 2010, and it filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on August 11, 2011.

The Land System of the PRC

Overview

The Law of the People’s Republic of China on the Administration of Land ( ), issued by the National People’s Congress on June 25, 1986 and amended on August 29, 1998 and further amended on August 28, 2004, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas and all farmland is, unless otherwise specified by law, collectively owned. The State has the right to resume its ownership of land or the right to use land in accordance with law if required for the public interest.

Although all land in the PRC is owned by the State or by collectives, individuals and entities may obtain land use rights and hold such land use rights for development purposes. Individuals and entities may acquire land use rights in different ways, the two most important being land grants from local land authorities and land transfers from land users who have already obtained land use rights.

Land Grants

National and Local Legislation

In April 1988, the National People’s Congress passed an amendment to the constitution of the PRC. The amendment, which allowed for the transfer of state-owned land use rights for value, paved the way for reforms of the legal regime governing the use of state-owned land and transfer of state-owned land use rights. The Decision of the Standing Committee of the National People’s Congress on Amending the Law of the People’s Republic of China on the Administration of Land ( ), adopted by the National People’s Congress on December 29, 1988, amends the Land Administration Law of the People’s Republic of China ( ) to permit the transfer of state-owned land use rights for value.

On May 19, 1990, the State Council issued the Regulations of People’s Republic of China Concerning the Interim Grant and Assignment of Right to Use State Land in Urban Areas ( ), or the Urban Land Regulations. These regulations formalized the process of the grant and transfer of land use rights for consideration. Under this system, the State retains the ultimate ownership of the land. However, the right to use the land, referred to as land use rights, can be granted by the State and local governments at or above the county level for a maximum period of 70 years for specific purposes, including for residential and commercial development, pursuant to a land grant contract and upon payment to the State of a land grant fee for the grant of land use rights.

The Urban Land Regulations prescribe different maximum periods of grant for different uses of land as follows:

Use of Land	Maximum Period (years)
Commercial, tourism, entertainment	40
Residential	70
Industrial	50
Educational, scientific, technological, cultural, public health and sports	50
Comprehensive utilization or other purposes	50

Under the Urban Land Regulations, domestic and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. The State may not resume possession of lawfully granted land use rights prior to expiration of the term of grant. If the public interest requires the resumption of possession by the State under special circumstances during the term of grant, compensation must be paid by the State. Subject to compliance with the terms of the land grant contract, a holder of land use rights may exercise substantially the same rights as a land owner during the grant term, including holding, leasing, transferring, mortgaging and developing the land for sale or lease.

Upon paying in full the land grant fee pursuant to the terms of the contract, the grantee may apply to the relevant land bureau for issuance of the land use rights certificate. Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land use rights and payment of a new land grant fee. If the term of the grant is not renewed, the land use rights and ownership of any buildings on the land will revert to the State without compensation.

The Law of the People’s Republic of China on Property Rights ( ), or the Property Law, adopted by the National People’s Congress on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	land use rights for residences will be automatically renewed upon expiry;

•	car parking spaces and garages within residential buildings must be used to meet the needs of the owners who live in the building first;

•	the construction of buildings must comply with relevant laws and regulations and must not affect the ventilation of or lighting to neighboring buildings; and

•

where the state-owned land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

In addition to the general framework for transactions relating to land use rights set out in the Urban Land Regulations, local legislation provides for additional requirements, including those applicable to specific transactions within specific areas relating to the grant and transfer of state-owned land use rights. These local regulations are numerous and some of them are inconsistent with national legislation. Under PRC law, national laws and regulations prevail to the extent of such inconsistencies.

Methods of Land Grant

There are two methods by which state-owned land use rights may be granted, namely by private agreement or competitive processes (i.e., public tender, auction or listing for sale at a land exchange administered by the local government).

The Ministry of Land and Resources has required, since August 31, 2004, that the grant of state-owned land use rights must be made pursuant to public tenders, auctions or listings for sale on a land exchange and that no state-owned land use rights for commercial uses could be granted by way of agreement. PRC laws and regulations specifically provide that land to be used for commercial purposes must be granted by way of competitive processes. A number of measures are provided by PRC laws and regulations to ensure such grant of state-owned land use rights for commercial purposes is conducted openly and fairly. For instance, the local land bureau must take into account various social, economic and planning considerations when deciding on the use of a certain piece of land, and its decision regarding land use designation is subject to approval by the city or provincial government. In addition, the announcement of a public tender, auction or listing for sale at a land exchange must be made 20 days prior to the date of beginning such competitive processes. Further, it is also stipulated that for listing at a land exchange, the time period for accepting bids must not be less than 10 days.

When state-owned land use rights are granted by way of tender, a bid evaluation committee consisting of not less than five members (including a representative of the grantor and other experts) formed by the land bureau is responsible for evaluating the bids and the tenderee is responsible for deciding on the successful bidder. The successful bidder will then sign the land grant contract with the land bureau and pay the balance of the land-grant fee before obtaining the state-owned land use rights certificate and before the land bureau will effectuate the registration of the successful bidder as the holder of state-owned land use rights for the land. The land bureau will consider the following factors: if the invitation to tender only requires a bid from the bidder, whoever offers the highest bid will be the successful bidder; or if the invitation to tender requires the bidder to submit planning proposals in addition to the bid, then details of the proposals will be considered. If the relevant land bureau considers that none of the bids is satisfactory, the land bureau has the right to reject all the bids. Tenders for state-owned land use rights can be by way of open tenders or private tenders.

Where state-owned land use rights are granted by way of auction, a public auction will be held by the relevant local land bureau, and the land use rights are granted to the highest bidder. The successful bidder will then be asked to sign the land grant contract with the local land bureau and pay the relevant land grant fee within a prescribed period.

Where state-owned land use rights are granted by way of listing at a land exchange administered by the local government, a public notice will be issued by the local land bureau to specify the location, area and purpose of use of land, the initial bidding price, the period for receiving bids and the terms and conditions upon which the land use rights are proposed to be granted. The state-owned land use rights are granted to the bidder with the highest bid who satisfies the terms and conditions. The successful bidder will enter into a land grant contract with the local land bureau and pay the relevant land grant fee within a prescribed period.

The state-owned land use rights obtained by China Metro’s PRC subsidiaries have been granted by way of listing at their respective Land Reserve Centers.

Upon signing the land grant contract, the grantee is required to pay the land grant fee pursuant to the terms of the contract and the contract is then submitted to the relevant local bureau for the issue of the state-owned land use rights certificate. Upon expiration of the term of grant, the grantee may apply for its renewal. Upon approval by the relevant local land bureau, a new contract is entered into to renew the grant, and a land grant fee is paid.

Model Land Grant Contract

To standardize land grant contracts, in 2008, the Ministry of Land and Resources and the State Administration for Industry and Commerce published the model land grant contract, on the basis of which many local governments have formulated their respective local form land grant contract to suit their special local circumstances. The model land grant contract contains terms such as location of land, use of land, land grant fee and its payment schedule, conditions of land upon delivery, term of grant, land use conditions and restrictions (including GFA, plot ratio and height and density limitations), construction of public facilities, submission of building plans for approval, deadline for commencement of construction, payment of idle fees, deadline for completion of construction, application for extension of the stipulated construction period, restrictions on subsequent transfers, responsibility for obtaining supply of utilities, restrictions against alienation before payment of the land-grant fee and completion of prescribed development, application of renewal, force majeure, breach of contract and dispute resolution.

Our PRC subsidiaries, as grantees, and the respective State-owned Land and Resource Bureaus, as the PRC land authorities responsible for the grant of the state-owned land use rights, have entered into various land grant contracts. The majority of the terms of our PRC subsidiaries’ land grant contracts are consistent with the model land grant contract. However, certain terms have been added or amended to suit our PRC subsidiaries’ circumstances.

If the land user fails to develop and invest in the land within the period of time specified in the land grant contract, the land bureau has the right to impose various penalties ranging from fines to withdrawal of the grant without consideration (unless the failure is due to force majeure or the activities of a government authority).

Termination

A land use right terminates upon the expiry of the term of grant specified in the land grant contract and the resumption by the State of that right.

The State generally will not withdraw a state-owned land use right before the expiration of its term of grant and if it does so for special reasons, such as for the public interest, it must offer proper compensation to the land user, having regard to the surrounding circumstances and the period for which the state-owned land use right has been enjoyed by the user.

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

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we acknowledges that China Tieling Northeast and China Dezhou Northeast are treated as a foreign investment real estate enterprise engaged in integrated logistics projects and is subject to the requirements imposed on such enterprises.

PRC law requires that a foreign investment project be approved by government authorities at the appropriate level depending on the amount of the investment by the foreign enterprise and the industries to which the project belongs under the foreign investment catalog. China Tieling Northeast has obtained approval from the Tieling Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise and have subsequently received approval on two occasions to increase the investment capital to US$35 million. China Dezhou Northeast has obtained approval from the Dezhou Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise with investment capital of US$49.9 million.

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

•

an FIREE which obtains an FIEAC after June 1, 2007 but fails to file with the Ministry of Commerce after June 1, 2007, may not conduct a foreign exchange registration nor a foreign exchange conversion of its registered capital.; and

Since our PRC subsidiaries, China Tieling Northeast and China Dezhou Northeast are considered as foreign investment real estate developers after June 1, 2007, we may not inject capital into China Tieling Northeast and China Dezhou Northeast in the form of shareholders’ loans. Further, China Tieling Northeast and China Dezhou Northeast are subject to a registered capital ratio requiring them to maintain registered capital levels at 50% or more of their registered total investment.

Qualifications of a Property Developer

Under the Regulations for the Administration of the Qualifications of Real Estate Development Enterprises ( ), or Qualification Certificate Regulations, issued by the Ministry of Construction on March 29, 2000, a real estate developer shall apply for registration of its qualifications according to the Qualification Certificate Regulations.

According to the Qualification Certificate Regulations, a newly established property developer must first apply for an interim qualification certificate within 30 days of obtaining its business license. The interim qualification certificate has a one-year validity and may be extended for not more than two years with the approval of the relevant real estate development administration authority. In addition, an application for a formal qualification certificaten must be made one month before the expiration of the interim certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates.

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

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. to allow China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd to undertake the development of properties in the PRC. The interim qualification certificates of China Dezhou Northeast will expire on September 30, 2012 and the interim qualification certificate of Dezhou Northeast City Property Co., Ltd. has expired on June 30, 2012 and has renewed with an effective term until June 30, 2013.

The Heilongjiang Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to Qiqihar China Focus City China South Real Estates Development Co., Ltd. confirming that Qiqihar China Focus City China South Real Estates Development Co., Ltd. is allowed to undertake the development of properties in the PRC. The interim qualification certificate of Qiqihar China Focus City China South Real Estates Development Co., Ltd. will expire on January 10, 2013.

Each of China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and Qiqihar China Focus City China South Real Estates Development Co., Ltd. have the requisite qualification certificates for engaging in their property development activities. China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and Qiqihar China Focus City China South Real Estates Development Co., Ltd. will apply to obtain the requisite qualification certificates for their properties planned for future development in Tieling City, Dezhou City and Qiqihar as required to conduct their operations.

Property Leasing

Both the Urban Land Regulations and the Property Law permit leasing of granted state-owned land use rights and the buildings or homes constructed on the land. Leasing of properties situated in urban areas is governed by the Measures for Administration of the Lease of Commercial Premises ( ), or the Leasing Measures, issued by the Ministry of Construction on December 1, 2010. The Leasing Measures came into effect on February 2011 in accordance with Law on the Urban Real Estate Administration ( ) in order to strengthen the administration of the leasing of urban buildings. The Leasing Measures permit property owners to lease their properties to others for residential or commercial property uses except as otherwise prohibited by relevant law. The landlords and tenants who are the parties to a property lease transaction are required to enter into a written lease agreement specifying all of the terms of the lease arrangement as required by statute. Leasing of buildings and the underlying state-owned land use rights must not exceed a maximum term of 20 years. The lease agreement becomes effective upon signing; however, it must be registered with the relevant real property administration authority at the municipality or county level within 30 days after its execution for the purpose of protecting the tenant’s interest against claims from third parties. A tenant may, upon obtaining consent from the landlord, assign or sublease the premises to sub-tenants. Local governments may impose rent controls.

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

We began entering into lease agreements for certain units prior to obtaining building ownership certificates. Based on relevant PRC laws and regulations, obtaining building ownership certificates is not a prerequisite to enter into lease agreements. In addition, pursuant to the Tieling Measures for Administration of the Lease of Urban Premises ( ), within 30 days after the execution of a lease agreement or delivery of a unit, China Tieling Northeast and the tenant of such unit are required to register the lease agreement with the local authority, Tieling Real Estate Administration Bureau. Although we have not made such registrations, based on the advice of our PRC Counsel, Commerce & Finance Law Offices, this should not affect the effectiveness or validity of our existing lease agreements with tenants.

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

•	requiring the payment of an idle land charge for land that is idle for one year and recovery of such land by the State without consideration if the land is idle for two years;

•	requiring property developers to pay all land grant fees prior to issuing land use rights certificates; and

•	requiring all industrial and commercial land to be granted through an invitation of bids or auction.

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

Under the Measures for the Administration of the Sale of Commodity Premises ( ), and the Urban Commodity Premises Pre-Sale Measures ( ) issued by the Ministry of Construction on April 4, 2001 and July 20, 2004, respectively, the sale of commodity premises, which include residential properties, commercial properties (such as China Tieling Northeast’s and China Dezhou Northeast’s trade center units) and other buildings that are developed by property developers can include both pre-completion and post-completion sales.

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

Prior to a post-completion sale of a commodity property, a real estate developer is also required to submit a Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the relevant real estate development authorities.

Restrictions on the Sale of Commodity Properties

We (through our PRC subsidiaries China Tieling Northeast and Dezhou Northeast City Property Co., Ltd.) are treated by local authorities as a real estate developer focused on integrated logistics in Tieling and Dezhou, and, as such, is subject to certain PRC laws, regulations and policies otherwise applicable to property development enterprises, including the Commodity Premises Sale Measures.

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

A developer shall be primarily responsible for the quality of its commodity properties. The Plan of Pre-completion Sales submitted by a developer with interim qualification shall set forth the guarantee party for property quality under the circumstances of the developer’s bankruptcy or dissolution. Such guarantee party who will issue a guarantee letter accordingly shall be an independent body corporate and be capable of affording relative indemnities.

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

For any family (including the borrower and the borrower’s spouse and minor children) purchasing its first residential premises of 90 square meters or above, the down payment ratio shall be not less than 30%. For any family purchasing its second residential premises, the downpayment ratio shall be not less than 50% and the interest rate shall be not less than 110% of the standard interest rate. For any family purchasing its third or above residential premises, the downpayment ratio and interest rate will be substantially raised up. On June 4, 2010, MOHURD, the People’s Bank of China and China Banking Regulatory Commission (“CBRC”) promulgated the Notice on Regulating the Criterion of the Second Residential Premises for Commercial Home Loans ( ). The number of premises for commercial home loans shall be judged by the actual number of premises under the names of the borrower’s family members (including the borrower, the borrower’s spouse and minor children). The minimum downpayment ratio was up to 60% regulated by the Notice on the Issues Related to Further Enhancing the Regulation and Control of Real Estate Market ( ) issued by the State Council of PRC on January 26, 2011.

For certain areas with skyrocketing property prices and shortage of supply, the banks may temporarily stop making loans to one or above residential premises. For non-resident without 1 year or above tax or social insurance record, no mortgage loans shall be made by the banks. If necessary, the local governments may temporarily put limits on the number of properties purchased within a certain time period. For the purchase of properties by foreign institutions or foreign individuals, the relative policies (Circular No. 171) shall be followed strictly.

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

Property Management

A property management enterprise shall apply for assessment of qualifications by the qualification approval authority. An enterprise which passes such a qualification assessment will be issued a qualification certificate evidencing the qualification classification by the authority. No enterprise may engage in property management without undertaking a qualification assessment and obtaining a qualification certificate. One of our subsidiaries, Tieling North Asia Property Management Co., Ltd., has obtained a property management qualification certificate under the classification grade III, which was issued by Tieling House Bureau on August 25, 2008. Another of our subsidiaries, Dezhou North Asia Property Management Co., Ltd., has obtained a property management qualification certificate under classification grade III (temporary), which was issued by Dezhou Property Management Center on September 19, 2011.

Insurance

There are no mandatory requirements under PRC laws and regulations for a property developer to obtain insurance policies for its property developments. Under standard industry practice in the real estate industry, construction companies are generally required to submit insurance proposals in the course of tendering and bidding for construction projects. Construction companies are required to pay for the insurance premium at their own costs and obtain insurance to cover their liabilities, such as a third-party’s liability risk, an employer’s liability risk, risk of nonperformance of contract in the course of construction and risks associated with the construction and installation works during the construction period. The requirement for construction companies to obtain insurance coverage for all of these risks ceases immediately after the completion and acceptance upon inspection of construction.

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

Dividend Distribution and Remittance

Under PRC laws and regulations, wholly foreign owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China may be required to set aside at least 10.0% of its after-tax profits based on PRC accounting standards in accordance with its articles of incorporation and PRC law each year, if any, to PRC statutory reserve until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends. If the registered capital of a foreign investment enterprise has not been fully paid in accordance with the articles of association, dividends in foreign currency may not be remitted out of the PRC.

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

Value-Added Tax

Under PRC regulations which took effect on January 1, 2009, all units and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax at tax rates of between 3% and 17%, depending on the activities in which they engage. Tieling North Asia Development Co., Ltd. and China Tieling Northeast are also required to pay value-added tax under local regulations.

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

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. Our environmental compliance costs were nil and approximately HK$34,000 for fiscal years 2012 and 2011, respectively, which was solely attributable to the Discontinued Operations.

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2012, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

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

People’s Republic of China

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters at China Northeast Logistics City—Tieling, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC, which are staffed by management and office personnel. We have land use rights and building ownership rights for the buildings in which our China Northeast Logistics City—Tieling office and sales center are located. Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhiu, Shandong Province, PRC, which comprises approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee on a rent-free basis. Our China administrative office for Shenzhen head office is located on 27/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 1,439 square meters and is staffed by management and office personnel. Our China administrative office for China Focus City—Qiqihar is located on 2/F-3/F, Environmental Protection Building, Hecheng Road, Nanyuan Development Zone, Longsha District, Qiqihar City, Heilongjiang Province, PRC, which is comprised of approximately 1,540 square meters and is staffed by management and office personnel. Our China sales office for China Focus City—Qiqihar is located on No. 2, Zhonghuan South Road, Longsha District, Qiqihar City, Heilongjiang Province, PRC, which is comprised of approximately 3,030 square meters.

Properties for sale and lease. Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. As of March 31, 2012, construction of approximately 514,680 square meters of trade centers and residential properties were completed, out of which, approximately 301,000 square meters were sold; whereas among approximately 2,600 completed trade center units for lease, approximately 790 units were leased out. China Northeast Logistics City—Dezhou is expected to provide GFA of approximately 15.0 million square meters. As of March 31, 2012, construction of approximately 191,000 square meters of trade centers were completed, out of which, approximately 115,000 square meters were sold.

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

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE MKT with ticker symbol “MHJ”. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was dissolved and liquidated and the Company contractually assumed all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company its subsidiaries (“the Group”) on August 25, 2009 with its ordinary shares being listed on the NYSE MKT as a non-United States domestic company. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

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

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2012 and 2011 and for the years ended March 31, 2012, 2011 and 2010.

Overview

At the end of the fiscal year ended March 31, 2012, the Group had two main business segments, our Agricultural Logistics Operation and Rural-Urban Migration and City Re-development Operation, which are presented as the continuing operations on the face of the consolidated income statements of the Group for the fiscal years ended March 31, 2012, 2011 and 2010.

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

The Pearl Operation and Real Estate Operation together comprised the Discontinued Operations.

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

Our Rural-Urban Migration and City Re-development Operations is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center district of Qiqihar City.

Following the Distribution discussed above, it resulted in the discontinuation of the Pearl Operation and the Real Estate Operation, or, collectively, the Discontinued Operations, which were previously carried out through MSIL. As a result of such discontinuation, the results of operations of the Discontinued Operations have been presented as a single line item on the face of the consolidated income statement of the Group. We are now entirely focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers and rural-urban migration and city re-development business.

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

Revenue from servicing and assignments of development rights

In its rural-urban migration and city re-development business, the Company develops and sells residential, commercial and other auxiliary properties as well as assigns the development rights to independent third party developers on portions of land plots that have already been designated by the local government under the framework agreement for development by such independent third parties. In connection with providing the development rights to the independent third party developers, the Company agrees with the independent third party developers to construct certain “economical housing units” on behalf of the third party developers as the local government requires all property developers to construct certain “economical housing units”.

In order for the independent third party developers to acquire land use rights within the land plots that have already been designated by the local government under the framework agreement, the Company is required to provide certain services by liaising between the local government and the independent third party developers to ensure the independent third party developers are able to secure the land use rights at a certain price. Once the independent third party developers have successfully secured the land use rights and the collectability of the related receivables is reasonably assured, the Company would recognize the related revenue for the services performed. With regards to the obligations of constructing the “economical housing units”, the Company would defer the related revenue which approximates the fair value of the “economical housing units” until the “economical housing units” are completely constructed and delivered to the local government.

As part of the aforementioned transaction, the Company would also provide certain financing to the independent third party developers, as necessary. Such financing is interest bearing and is repayable within one year.

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

During the fiscal year ended March 31, 2012, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, HK$341,000 and HK$7,401,000, respectively. During the fiscal year ended March 31, 2011, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were HK$37,000, HK$273,000 and HK$1,984,000, respectively. The amounts of external (construction costs only) and internal costs (salaries and other indirect expenses that are directly attributable to construction of properties) incurred and capitalized during the fiscal year ended March 31, 2012 and 2011 were:

	2012			2011
	Investment Properties	Investment properties under construction	Properties under development	Investment Properties	Investment properties under construction	Properties under development
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
External costs	—	40,287	925,464	4,303	97,922	451,430
Internal costs	—	429	9,388	37	528	5,020

	—	40,716	934,852	4,340	98,450	456,450

Impairment of trade receivables

The management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date. In respect of the trade receivables past due but not impaired, majority of which are related to sales of properties in mainland China, they are due to the reason that longer time is normally required for customers to apply for mortgages in the location at which the Company’s subsidiaries are operated. As most of these mortgages were approved by banks and balances settled subsequent to the date of statement of financial position and additional resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

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

More recently, the China’s real GDP has continued to grow even though at a slower rate resulting from a recent global economic downturn which also slowdown the economy in the PRC. Accordingly, the PRC Government has introduced certain stimulus package aimed at offsetting the slow down brought by the financial crisis. In addition, the PRC Government has introduced certain macroeconomic measures to control perceived overinvestment in the real property market. Considering the overall state of the PRC’s economy, specifically the real estate market which could potentially have a negative effect on the recoverability our property projects, we will consider write-down of our property projects when the estimated net realizable value of these property projects. In determining the net realizable value, asides from the aforementioned factors, we will also consider the latest economic measures introduced by the local government, recent global and local economic developments, recent sales transactions of the Group and other similar properties in the surrounding areas, marketability of the Group’s existing properties, market survey reports available from independent property valuers, internally available information and management’s expectation on future sales.

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

A. Operating Results

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2012, 2011 and 2010:

	2012	2011	2010
	HK$’000	HK$’000	HK$’000
Continuing operation:
Revenue	913,768	581,573	337,659
Cost of sales	(476,553)	(352,265)	(209,415)

Gross profit	437,215	229,308	128,244
Other income, net	61,363	68,234	36,154
Other gains/(losses), net	187	8,928	(146)
Selling expenses	(26,275)	(22,436)	(8,276)
Administrative expenses	(121,524)	(64,748)	(59,676)
Decrease in fair value of derivative financial liabilities	4,047	—	—
Increase in fair value of investment properties and investment properties under construction	2,594	111,528	155,631

Operating profit	357,607	330,814	251,931
Finance income/(costs)—net	627	(3,124)	365
Share of losses of an associate	(2,456)	(386)	—

Profit before income tax	355,778	327,304	252,296
Income tax expenses	(124,719)	(124,630)	(86,558)

Profit for the year from continuing operation	231,059	202,674	165,738
Discontinued operations:
Profit/(loss) for the year from discontinued operations, net of tax	—	29,878	(24,189)

Profit for the year	231,059	232,552	141,549

Attributable to:
Equity holders of the Company	208,986	227,346	171,408
Non-controlling interests	22,073	5,206	(29,859)

	231,059	232,552	141,549

Results of operations of the Discontinued Operations

	2012	2011	2010
	HK$’000	HK$’000	HK$’000
Revenue	—	157,452	339,379
Cost of sales	—	(117,241)	(276,602)

Gross profit	—	40,211	62,777
Other income and gains, net	—	7,722	16,776
Recycling of exchange difference to profit or loss upon the Distribution	—	20,284	—
Expenses	—	(33,983)	(114,073)
Increase/(decrease) in fair values of investment properties and investment properties under construction	—	1,592	(3,991)

Operating profit/(loss)	—	35,826	(38,511)
Finance income—net	—	87	238
Share of results of an associate	—	17	48

Profit/(loss) before income tax	—	35,930	(38,225)
Income tax (expenses)/credits	—	(6,052)	14,036

Profit/(loss) for the year from discontinued operations	—	29,878	(24,189)

Attributable to:
Equity holders of the Company	—	23,950	5,504
Non-controlling interests	—	5,928	(29,693)

	—	29,878	(24,189)

Fiscal Year Ended March 31, 2012 Compared with Fiscal Year Ended March 31, 2011

Continuing Operation

Revenue

Our revenue increased by HK$332.2 million, or 57.1%, from HK$581.6 million for the fiscal year ended March 31, 2011 to HK$913.8 million for the fiscal year ended March 31, 2012.

	2012	2011	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	765.9	581.6	31.7
Rural-Urban Migration and City Re-development Operation	147.9	—	100.0

	913.8	581.6	57.1

Agricultural Logistics Operation

Revenue in the fiscal year ended March 31, 2011 was approximately HK$581.6 million, which consisted primarily of sales of trade center units and supporting facilities of approximately HK$575.6 million. Revenue in the fiscal year ended March 31, 2012 was approximately HK$765.9 million, which consisted primarily of sales of trade center units were approximately HK$758.4 million. The change was attributable to an increase in the average selling prices of the sales of trade center units and supporting facilities. In the fiscal year ended March 31, 2012, our average selling price was HK$5,194 per square meter, which represented an increase of approximately 49% as compared with the average selling price of HK$3,482 per square meter in the fiscal year ended March 31, 2011. The sales of trade center units and supporting facilities with the number of units sold and gross floor area were approximately 1,740 units and approximately 146,000 square meters (2011: approximately 1,660 units and approximately 165,000 square meters), respectively. The remainder of revenue represented rental income from leases of trade center units of approximately HK$3.9 million and property management fee income of approximately HK$3.6 million.

Rural-Urban Migration and City Re-development Operation

We have just commenced the rural-urban migration and city re-development business in the current fiscal year and therefore no revenue was generated in the fiscal year ended March 31, 2011. Revenue in fiscal year ended March 31, 2012 was approximately HK$147.9 million which was attributable to revenue from servicing and assignments of development rights.

Cost of Sales

Our cost of sales increased by HK$124.3 million, or 35.3%, from HK$352.3 million for the fiscal year ended March 31, 2011 to HK$476.6 million for the fiscal year ended March 31, 2012.

	2012	2011	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	467.2	352.3	32.6
Rural-Urban Migration and City Re-development Operation	9.4	—	100.0

	476.6	352.3	35.3

Agricultural Logistics Operation

In the fiscal year ended March 31, 2011, our cost of sales was approximately HK$352.3 million. In the fiscal year ended March 31, 2012, our cost of sales was approximately HK$467.2 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Rural-Urban Migration and City Re-development Operation

In the fiscal year ended March 31, 2011, no cost of sales was recognized as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our cost of sales was approximately HK$9.4 million. The cost of sales was mainly represented the business tax related to revenue from servicing and assignments of development rights.

Gross Profit

Our gross profit increased by HK$207.9 million, or 90.7%, from HK$229.3 million for the fiscal year ended March 31, 2011 to HK$437.2 million for the fiscal year ended March 31, 2012. The gross profit margin, or gross profit as a percentage of total revenue, increased from 39.4% for the fiscal year ended March 31, 2011 to 47.8% for the fiscal year ended March 31, 2012. The increase was primarily due to the commencement of Rural-Urban Migration and City Re-development Operation during the current year, which the operation has a higher gross profit margin than Agricultural Logistics Operation.

Agricultural Logistics Operation

Our gross profit increased by HK$69.4 million, or 30.3%, from HK$229.3 million for the fiscal year ended March 31, 2011 to HK$298.7 million for the fiscal year ended March 31, 2012. The gross profit margin, or gross profit as a percentage of total revenue, decreased from 39.4% for the fiscal year ended March 31, 2011 to 39.0% for the fiscal year ended March 31, 2012. The decrease in gross profit margin was primarily due to an increase in average construction costs.

Rural-Urban Migration and City Re-development Operation

In the fiscal year ended March 31, 2011, no gross profit was generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our gross profit was approximately HK$138.5 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 93.6% in the fiscal year ended March 31, 2012.

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

In the fiscal year ended March 31, 2012, our other income and gains were approximately HK$61.6 million, primarily from government grants of approximately HK$56.0 million and net income of certain non-recurring land leveling works of approximately HK$4.9 million.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2011, our fair value of investment properties and investment properties under construction were HK$134.0 million and HK$346.7 million, respectively, and a fair value gain of HK$111.5 million was recognized in the consolidated income statement. The increase in fair value gain was mainly attributable to the increase in land value. In the fiscal year ended March 31, 2012, our fair value of investment properties and investment properties under construction were HK$542.6 million and HK$14.9 million, respectively, and a fair value gain of HK$2.6 million was recognized in the consolidated income statement.

Selling Expenses

Our selling expenses increased by HK$3.9 million, or 17.4%, from HK$22.4 million for the fiscal year ended March 31, 2011 to HK$26.3 million for the fiscal year ended March 31, 2012.

	2012	2011	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	24.2	22.4	8.0
Rural-Urban Migration and City Re-development Operation	2.1	—	100.0

	26.3	22.4	17.4

Agricultural Logistics Operation

Our selling expenses increased by HK$1.8 million, or 8.0%, from HK$22.4 million for the fiscal year ended March 31, 2011 to HK$24.2 million for the fiscal year ended March 31, 2012. The increase in selling expenses was primarily due to an increase in salaries and commissions paid to sales executives for sales of properties of approximately HK$1.3 million. As a percentage of revenue selling expenses decreased from 3.9% for the fiscal year ended March 31, 2011 to 3.2% for the fiscal year ended March 31, 2012. The decrease was due to lesser sales efforts required by China Northeast Logistics City—Dezhou.

Rural-Urban Migration and City Re-development Operation

In fiscal year ended March 31, 2011, no selling expenses were generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our selling expenses was approximately HK$2.1 million. As a percentage of revenue selling expenses increased from nil for the fiscal year ended March 31, 2011 to 1.4% for the fiscal year ended March 31, 2012. The increase was due to the commencement of the Rural-Urban Migration and City Re-development Operation during the fiscal year ended March 31, 2012.

Administrative Expenses

Our administrative expenses of HK$121.5 million for the year ended March 31, 2012 was comprised of HK$107.9 million (2011: HK$57.1 million) from Agricultural Logistics Operation, HK$3.6 million (2011: Nil) from Rural-Urban Migration and City Re-development Operation and HK$10.0 (2011: HK$7.6 million) from corporate expenses. Administrative expenses increased by approximately HK$56.8 million, or 87.8%, from approximately HK$64.7 million in the fiscal year ended March 31, 2011 to approximately HK$121.5 million in the fiscal year ended March 31, 2012. The increase in our administrative expenses was a result of an increase of HK$50.8 million in Agricultural Logistics Operation, an increase of HK$3.6 million in Rural-Urban Migration and City Re-development Operation and an increase of HK$2.4 million in corporate expenses. The increase in corporate expenses was primarily due to an increase in insurance expenses of approximately HK$0.4 million, an increase in audit and consultancy fees of approximately HK$0.5 million and an increase in salaries of approximately HK$0.5 million.

	2012	2011	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	107.9	57.1	89.0
Rural-Urban Migration and City Re-development Operation	3.6	—	100.0

	111.5	57.1	95.3

Agricultural Logistics Operation

Administrative expenses increased by approximately HK$50.8 million, or 89.0%, from approximately HK$57.1 million in the fiscal year ended March 31, 2011 to approximately HK$107.9 million in the fiscal year ended March 31, 2012. The increase in administrative expenses was primarily due to an increase in impairment of trade receivables of HK$1.4 million, an increase in salaries of approximately HK$17.0 million, an increase in land use tax of approximately HK$5.1 million, an increase in depreciation of approximately HK$2.8 million, an increase in heating costs of approximately HK$9.0 million, an increase in entertainment expenses of approximately HK$3.5 million, an increase in donation of approximately HK$1.9 million, an increase in consultancy fee of approximately HK$2.8 million and a general increase in other expenses in the fiscal year ended March 31, 2012.

Rural-Urban Migration and City Re-development Operation

In fiscal year ended March 31, 2011, no administrative expenses were generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our administrative expenses was approximately HK$3.6 million.

Net Finance Income/(Costs)

Our interest income from bank deposits increased by HK0.4 million, or 50%, from HK$0.8 million for the fiscal year ended March 31, 2011 to HK$1.2 million for the fiscal year March 31, 2012. The increase was primarily due to general increase in average bank balances.

In the fiscal year ended March 31, 2011, we incurred interest expense of approximately HK$30.0 million, out of which HK$26.1 million was capitalized in properties under development and investment properties under development and the rest of HK$3.9 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2012, we incurred interest expense of approximately HK$72.6 million, out of which HK$72.1 million was capitalized in properties under development and investment properties under development and the rest of HK$0.5 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2012, our weighted average borrowings and weighted average interest rate were approximately HK$821.3 million and 8.8% per annum (2011: approximately HK$502.3 million and 6.0% per annum), respectively.

Profit Before Income Tax From Continuing Operation

As a result of the foregoing, we had a profit before income tax from continuing operation of approximately HK$327.3 million in the fiscal year ended March 31, 2011. In the fiscal year ended March 31, 2012, we had a profit before income tax from continuing operation of approximately HK$355.8 million.

Taxation

In the fiscal year ended March 31, 2011, our income tax expenses of HK$124.6 million consisted of net current income tax expenses of HK$97.3 million and deferred tax expense, arising from fair value gain on investment properties, of HK$27.9 million which offset in part by over-provision for income tax of HK$0.6 million. In the fiscal year ended March 31, 2012, our income tax expense of HK$124.7 million consisted of net current income tax expenses of HK$138.7 million and deferred tax expense, arising from fair value gain on investment properties, of HK$0.6 million which offset in part by over-provision for PRC land appreciation tax of HK$14.6 million.

The effective tax rate decreased from 38.1% in the fiscal year ended March 31, 2011 to 35.1% in the fiscal year ended March 31, 2012. The decrease in effective tax rate was mainly attributable to the decrease in land appreciation tax as a result of the decrease in profit margin (for land appreciation tax purpose) calculated in accordance with the relevant PRC laws and regulations as a result of increase in construction costs.

Profit for the Year from Continuing Operation

In the fiscal year ended March 31, 2011 we generated a net profit from continuing operation of approximately HK$202.7 million. In the fiscal year ended March 31, 2012, we had a net profit from continuing operation of approximately HK$231.1 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2011, loss from continuing operation attributable to non-controlling interests was approximately HK$0.7 million. In the fiscal year ended March 31, 2012, profit from continuing operation attributable to non-controlling interests was approximately HK$22.1 million. The increase in profit was mainly due to the commencement of China Northeast Logistics City—Dezhou during the current year.

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

Gross Profit

Our gross profit increased by HK$101.1 million, or 78.9%, from HK$128.2 million for the fiscal year ended March 31, 2010 to HK$229.3 million for the fiscal year ended March 31, 2011. The gross profit margin, or gross profit as a percentage of total revenue, increased from 38.0% for the fiscal year ended March 31, 2010 to 39.4% for the fiscal year ended March 31, 2011. The increase was primarily due to an increase in the average selling prices while construction costs remained relatively steady.

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

In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$24.4 million, all of which was capitalized in properties under development. In the fiscal year ended March 31, 2011, we incurred interest expense of approximately HK$30.0 million, out of which HK$26.1 million was capitalized in properties under development and investment properties under development and the rest of HK$3.9 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2011, our weighted average borrowings and weighted average interest rate were approximately HK$502.3 million and 6.0% per annum (2010: approximately HK$422.4 million and 5.8% per annum), respectively.

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

Fiscal Year Ended March 31, 2010 Compared with Fiscal Year Ended March 31, 2009

Continuing operations

Revenue

Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.0 million. Revenue in the fiscal year ended March 31, 2010 was approximately HK$337.7 million, which consisted primarily sales of trade center units of approximately HK$336.7 million. The change was attributable to increase in sales of trade center units with the number of units sold and gross floor area of approximately 1,350 units and approximately 104,000 square meters. In the fiscal year ended March 31, 2010, our average selling price was HK$3,228 per square meter. The remainder of revenue represented rental income from leases of trade center units of approximately HK$0.6 million and property management fee income of approximately HK$0.4 million.

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

In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$1.8 million. In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$24.4 million, all of which was capitalized in properties under development. In the fiscal year ended March 31, 2010, our weighted average borrowings and weighted average interest rate were approximately HK$422.4 million and 5.8% per annum (2009: approximately HK$ 57.7 million and 3.1% per annum), respectively.

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

Discontinued operations

Revenue

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	261.6	316.7	-17.4%
Real Estate Operation	77.8	43.0	80.9%

	339.4	359.7	-5.7%

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

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2009, our fair value of investment properties was HK$845.4 million and a fair value loss of HK$181.7 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties was HK$762.9 million and a fair value loss of HK$5.3 million was recognized in the consolidated income statement. The fair value loss decreased from HK$181.7 million in 2009 to HK$5.3 million in 2010 was primarily due to a stabilized negative sentiment on the pearl and jewellery market resulting from signs of recovery from the global financial crisis which was highly correlated to the demand on properties in China Pearls and Jewellery City.

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

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal year ended March 31, 2011, we financed our operations primarily through internally generated funds, and bank and other borrowings. For the fiscal year ended March 31, 2012, we financed our operations primarily through internally generated funds and bank and other borrowings and financing through capital markets. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2013 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

Working Capital

Our current assets consist of completed properties held for sale, properties under development, trade receivables, prepayments, deposits and other receivables, pledged bank balances and cash and cash equivalents. Our current liabilities primarily consist of trade payables, other payables, accruals and receipts in advance, interest-bearing bank and other borrowings and taxes payable.

As of March 31, 2011 and 2012, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$345.5 million and HK$765.3 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities, when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou were completed and changes in the amount of construction fee payables and bank and other borrowings related to the development of China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2012	2011	2010
	HK$ in Thousands
Net cash (used in)/generated from operating activities	(280,388)	(53,147)	27,762
Net cash used in investing activities	(52,497)	(707,354)	(96,252)
Net cash generated from financing activities	516,016	163,715	310,775

Net increase/(decrease) in cash and cash equivalents	183,131	(596,786)	242,285
Effect of foreign exchange rate changes on cash and cash equivalents, net	3,519	7,045	472
Cash and cash equivalents at the beginning of the year	156,928	746,669	503,912

Cash and cash equivalents at the end of the year	343,578	156,928	746,669

Cash Flow (Used in)/Generated from Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and Pearl Operation and revenue from servicing and assignments of development rights in our Rural-Urban Migration and City Re-development Operation.

In the fiscal year ended March 31, 2012, net cash used in operating activities was HK$280.4 million, which consisted of operating cash inflow before changes in working capital of HK$363.4 million, cash outflow of net interest and tax of HK$102.8 million and working capital cash outflow of HK$541.0 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$934.8 million, an increase in trade and other receivables of HK$279.1 million, additions to land use rights of HK$858.6 million and deposits paid for acquisition of land use rights of HK$115.1 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$417.8 million, an increase in trade payables, other payables and accruals of HK$352.0 million, refund of payments from acquisition of land use rights of HK$721.1 million and an increase in receipt in advance of HK$155.7 million. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The increase in received in advance was attributable to proceeds received from pre-sale and sale of properties.

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

Cash Flow Used in Investing Activities

Our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2012, net cash used in investing activities was HK$52.5 million, which primarily consisted of cash outflow of HK$52.5 million resulting from the purchase of property, plant and equipment and additions to investment properties under construction. In the fiscal year ended March 31, 2011, net cash used in investing activities was HK$707.4 million, which primarily consisted of cash outflow of HK$746.9 million resulting from the purchase of property, plant and equipment, additions to investment properties and investment properties under construction, deposit paid for investment properties, purchase of marketable securities, cash disposed as a result of disposal of a subsidiary and cash disposed as a result of the Distribution, partially offset by cash inflow of HK$38.4 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2010, net cash used in investing activities was HK$96.3 million, which primarily consisted of cash outflow of HK$226.6 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction and purchase of marketable securities, partially offset by cash inflow of HK$129.7 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from placement of shares and warrants, bank and other borrowings and contribution from a non-controlling interests of a subsidiary. In the fiscal year ended March 31, 2012, net cash generated from financing activities was HK$516.0 million, consisted of cash outflow of HK$873.2 million resulting from repayment of bank and other borrowings, partially offset by cash inflow of HK$1,389.2 million resulting from proceeds from new bank and other loans, contribution from a non-controlling interests of a subsidiary, a decrease in restricted and pledged bank deposits and placement of shares and warrants. In the fiscal year ended March 31, 2011, net cash generated from financing activities was HK$163.7 million, consisted of cash outflow of HK$225.4 million resulting from repayment of bank borrowings, partially offset by cash inflow of HK$389.1 million resulting from proceeds from new bank and other loans, contribution from a non-controlling interests of a subsidiary and a decrease in restricted and pledged bank deposits. In the fiscal year ended March 31, 2010, net cash provided by financing activities was HK$310.8 million, consisted of cash inflow of HK$508.0 million resulting from proceeds from new bank loans and contribution from shareholders and minority shareholders of a subsidiary, partially offset by cash outflow of HK$197.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to non-controlling interests.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2011 to March 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of March 31, 2012, our contractual obligations amounted to approximately HK$1,108.4 million. The following table sets forth our contractual obligations as of March 31, 2012.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
		(HK$ in thousands)
Debt obligations	791,402	478,763	253,839	58,800
Interest on debt obligations	104,338	54,395	49,943	—
Capital commitment obligations (1)	211,199	211,199	—	—
Operating lease obligations	1,500	765	735	—

Total	1,108,439	745,122	304,517	58,800

(1)	Capital commitment obligations represented capital expenditures in relation to the construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Cheng Chung Hing, Ricky	Director

Mr. Sio Kam Seng	Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Ho Min Sang	Director

Mr. Su Shaobin	Director

Ms. Leung Wai Yan	Director

Mr. Lai Chau Ming, Matthew	Director

Mr. Wong Gee Hang, Henry	Director

Mr. Tsui King Chung, Francis	Director

Mr. Yuen Ka Lok, Ernest	Director

Information Regarding Executive Officers

The following table sets forth the executive officers of the Company. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Sio Kam Seng	Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Lee Che Chiu, Arthur	Chief Financial Officer

Mr. Lung Hei Man, Alex	Deputy Chief Financial Officer

Business Experience of Directors and Executive Officers

Mr. CHENG Chung Hing, Ricky, our co-founder, served as Chairman of the board of directors from July 24, 2009 until August 25, 2011. He also served as Chief Executive Officer of the Company from July 24, 2009 until March 22, 2010 and as President of the Company from July 24, 2009 until June 1, 2011. He has also served as Chairman of the board of directors and President of MSHI since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a then-subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of MSBVI in January 1996, he had served as Chairman and president of various companies within the Man Sang group of companies. Since March 20, 2007, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. Since February 21, 2007, Mr. Cheng, China Metro-Rural Limited’s co-founder, also served as a director of China Metro-Rural Limited. He also serves as an executive director, co-founder and Co-Chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. SIO Kam Seng has served as Chairman of the Board and Chief Executive Officer of the Company since August 25, 2011. Mr. Sio served as Vice Chairman of the Board and Chief Executive Officer of the Company from March 22, 2010 until August 25, 2011. Mr. Sio has served as Chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management and a Master of Business Administration degree. He is a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2010 and has remained as its director since then.

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

Mr. HO Min Sang has served as our Director since August 25, 2011 and he was one of the initial investors in the Company and was involved in the Company’s business development until the Company was publicly listed, given his insight into the Company’s values, structure and goals. Mr. Ho has over 25 years experience in the fine jewelry business including retail, wholesale and manufacturing. Mr. Ho has served as the Chairman of CARINE FRANCOIS France since 1985. CARINE FRANCOIS is the second largest importer both in quantity and value of fine jewelry in France. As the Chairman of his group of companies, his investments covered France, Hong Kong and Mainland China. He is experienced in the areas of enterprise management and business development.

Mr. SU Shaobin has served as our Director since August 25, 2011. Mr. Su is a Senior Economist in the PRC, and currently the Chairman of Jiangxi Zhenchang Group since 2005. He obtained a Bachelors Degree in Decoration and Design from South China University of Technology in 1993. In 2005, he earned a Master Degree from the Graduate School of The China Academy of Social Science, and received another Master Degree in Business Administration from The Open University of Hong Kong. Mr. Su has extensive management and working experience in the Building Decoration and Designs Industry for over 17 years and was awarded “Excellent Entrepreneur of China Building Decoration Industry” in 2004. Mr. Su is currently a member of the standing committee of the China Building Decoration Association and a member of the standing committee of the Federation of Industry and Commerce in Jiangxi Province. In 2006, Mr. Su was awarded “Excellent Builder of Socialism with Chinese Characteristics” by Nanchang Municipal Government, and was elected as representative of the Twelfth and Thirteenth People’s Congress of Nanchang City and the representative of the Eleventh People’s Congress of Jiangxi Province.

Ms. LEUNG Wai Yan has served as our Director since March 22, 2010 and is currently a director of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of China South City Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. She obtained a Master degree in Business Administration from The Chinese University of Hong Kong in December 2011. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance. She was a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong.

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

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over fifteen years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of DMC Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen has been a solicitor and a partner of Messer. Yuen & Partners since 1997. He has nearly 20 years of experience in litigations and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

Mr. LEE Che Chiu, Arthur has served as our Chief Financial Officer since June 1, 2011. Prior to joining us, Mr. Lee was the CFO of Far East Global Group Limited, a company listed on The Stock Exchange of Hong Kong, from 2008 to 2011. Mr. Lee possesses over 17 years of working experience, including 7 years of professional experience mainly gained from KPMG in Hong Kong, 3 years of investing banking experience, including as an analyst of County NatWest Securities in Australia and 7 years of commercial experience including the group assistant financial controller of Elite Industrial Holdings Limited which owned a subsidiary listed in the Singapore Stock Exchange. Mr. Lee is a professional accountant and holds the fellow membership of The Hong Kong Institute of Certified Public Accountants and the membership of the CPA Australia. He is a Chartered Financial Analyst of the CFA Institute and a member of the Hong Kong Institute of Directors. Mr. Lee holds a Master of Business Administration degree from The University of Sydney and a Bachelor of Economics degree from Monash University in Australia.

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

B. Executive Compensation

For fiscal year 2012, the Company or its subsidiaries paid an aggregate of US$1.3 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$5,000 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of ten members.

We are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain corporate governance requirements, including the requirement that a majority of the board of directors be independent.

We have determined that four of the members of the board of directors, Mr. Lai Chau Ming, Matthew, Mr. Wong Gee Hang, Henry, Mr. Tsui King Chung, Francis, and Mr. Yuen Ka Lok, Ernest, are “independent” within the meaning of Section 803A of the NYSE MKT Company and Rule 10A-3 under the Exchange Act. We are not required to have a board of directors comprising a majority of independent directors under the NYSE MKT rules applicable to us.

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

The audit committee held four meetings during the fiscal year ended March 31, 2011 and four meetings during the fiscal year ended March 31, 2012.

The board of directors has, in its reasonable judgment, (1) determined that all members of the audit committee are financially literate, (2) determined that Mr. Wong Gee Hang, Henry is qualified as an “audit committee financial expert”, within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE MKT and Rule 10A-3 under the Exchange Act, and (3) determined that all audit committee members satisfy the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

With respect to the fiscal year ended March 31, 2012, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2012;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2012 be included in our Annual Report on Form 20-F for the year ended March 31, 2012.

Compensation Committee

The compensation committee consists of Mr. Lai Chau Ming, Matthew, as Chairman, Mr. Wong Gee Hang, Henry, Mr. Tsui King Chung, Francis and Mr. Yuen Ka Lok, Ernest.

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

During the year ended March 31, 2012, the compensation committee met one time and discussed and reviewed the personnel system and compensation package of our directors and officers. The compensation committee adopted four unanimous written consents of action.

The board of directors has determined that each member of the compensation committee satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

The compensation committee has a compensation committee charter which is posted on our website at www.chinametrorural.com.

Nominating Committee

On August 25, 2011 the Company established a nominating committee was set up by the approval of the Board of Directors. Mr. Tsui King Chung, Francis is the Chairman of the nominating committee. Mr. Lai Chau Ming, Matthew, Mr. Wong Gee Hang, Henry and Mr. Yuen Ka Lok, Ernest, are the members of the Committee.

The board of directors has determined that each member of the nominating committee satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. The nominating committee will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates to the board of directors. The name of any recommended candidate for being director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before July 27, 2013, the first anniversary of the mailing date of our proxy statement for our 2012 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2012, our board of directors held four meetings and adopted seven unanimous written consents of action.

Nine of our directors attended our 2011 annual meeting of shareholders held at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

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

China Metro-Rural Limited does not have employment agreements with any of its director. However, China Metro-Rural Exchange Limited, the wholly-owned subsidiary of China Metro-Rural Limited organized under the laws of Hong Kong, entered into employment agreements with Mr. Ho Min Sang, Mr. Su Shaobin and Mr. Sio Kam Seng.

The major terms of these agreements are as follows:

•

The employment agreement of Mr. Ho Min Sang commenced on September 1, 2011 and may be terminated by either party upon 1 month written notice or payment in lieu of notice. The annual base salary payable to Mr. Ho Min Sang is US$461,538 (HK$3,600,000). He received a landing bonus of US$76,923 (HK$600,000) to be payable upon the starting of the Commencement Date (ie September 1, 2011) of the Agreement. He is also entitled to an annual discretionary bonus and/or share option, subject to annual review by the board of directors of China Metro-Rural Exchange Limited.

•

The employment agreement of Mr. Su Shaobin commenced on September 1, 2011 and may be terminated by either party upon 1 month written notice or payment in lieu of notice. The annual base salary payable to Mr. Su Shaobin is US$461,538 (HK$3,600,000). He received a landing bonus of US$76,923 (HK$600,000) to be payable upon the starting of the Commencement Date (ie September 1, 2011) of the Agreement. He is also entitled to an annual discretionary bonus and/or share option, subject to annual review by the board of directors of China Metro-Rural Exchange Limited.

•

The employment agreement of Mr. Sio Kam Seng was terminated in May 2011 and was an open-term employment agreement commencing on January 1, 2010. The annual base salary payable to Mr. Sio Kam Seng was US$130,192 (HK$1,015,500) during the first six months of the agreement, and US$260,385 (HK$2,031,000) after the first six months of the agreement. He was also entitled to an annual year-end bonus in the amount equal to one month of salary, and an annual discretionary bonus and/or share option, subject to annual review by the board of directors of China Metro-Rural Exchange Limited.

Other than disclosed above, the employment agreements described do not have any severance arrangements or payments upon termination.

D. Employees

As of March 31, 2012, the Company and all of its direct and indirect subsidiaries had a total of approximately 527 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2012.

	Hong Kong	PRC	Total
Senior management	5	18	23
Marketing and sales	—	157	157
Purchasing	—	4	4
Finance and accounting	1	40	41
Legal and Compliance	1	11	12
Construction	—	76	76
Human resources and administration	—	97	97
Property management	—	115	115
Information technology	—	2	2

Total	7	520	527

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

As of March 31, 2012, 7 of our employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2010, 2011 and 2012 was approximately US$371,000 (or HK$2,892,000), US$120,000 (or HK$937,000) and US$304,000 (or HK$2,373,000), respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.	A. Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2012.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kind United Holdings Limited (3)	37,338,104	50.77%
Ampleton Developments Limited	5,744,323	7.81%
Luck Merit Holdings Limited	5,744,323	7.81%
Kudos Limited	5,744,323	7.81%
Zhong Ying Limited (5)	5,900,000	8.02%
Mr. Cheng Chung Hing, Ricky (3)	37,338,104	50.77%
Mr. Cheng Tai Po	—	—
Mr. Leung Moon Lam (4)	37,338,104	50.77%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	5,222,661	7.10%
Mr. Su Shaobin (5)	5,900,000	8.02%
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lee Che Chiu, Arthur	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (12 persons)	48,460,765	65.89%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of July 1, 2012, we had 73,543,782 ordinary shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2012. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 37,338,104 ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010.
(4)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010.

(5)	Zhong Ying Limited holds directly 5,900,000 ordinary shares of the Company and warrants to purchase 5,900,000 ordinary shares at a purchase price of $2.875 per ordinary share. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 5,900,000 ordinary shares of the Company held by Zhong Ying Limited.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2012, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited (3)	100,000	100%
Mr. Cheng Chung Hing, Ricky (3)	100,000	100%
Mr. Cheng Tai Po (3)	100,000	100%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	—	—
Mr. Su Shaobin	—	—
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lee Che Chiu, Arthur	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (12 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2012, we had 100,000 preferred shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2012. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The preferred shares were issued to Cafoong Limited on August 25, 2009.

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

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 92% of the outstanding shares of Proficient Success Limited. As of March 31, 2012, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 5,987,564,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is one of the leading developers and operators of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro-Rural Limited and some of its subsidiaries, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Differences between China Northeast Logistics Cities and China South City

We believe China Northeast Logistics Cities and China South City can be differentiated for a number of reasons. First, China South City is located in Shenzhen and Heyuan in Guangdong Province, Nanchang, Jiangxi Province, Nanning, Guangxi Zhuang Autonomous Region, Harbin, Heilongjiang Province and Zhengzhou, Henan Province and attracts clientele from these regions. In addition, China South City and China Northeast Logistics Cities were established at different times with a focus on different industry sectors. The products offered by, and the occupants of, China Northeast Logistics Cities are distinctively different from those of China South City. Also, the PRC subsidiaries of China South City has entered into master agreements and/or project agreements with local government agencies in Shenzhen and Heyuan in Guangdong Province, Nanchang, Jiangxi Province, Nanning, Guangxi Zhuang Autonomous Region, Harbin, Heilongjiang Province and Zhengzhou, Henan Province that set out each party’s commitments and expectations and a proposed framework for these integrated logistics and trade center developments. On the other hand, our PRC subsidiaries have not entered into a master plan or agreement with government agencies, which gives China Northeast Logistics Cities more flexibility.

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

Legal Proceedings

As of March 31, 2012 we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

Market Price

Our ordinary shares have been listed on the NYSE MKT under the symbol “CNR” since April 20, 2010. From August 26, 2009 through April 19, 2010 our ordinary shares was listed on the NYSE MKT under the symbol “MHJ”. From August 8, 2005 through August 24, 2009, the common stock of our predecessor-in-interest, MSHI, was listed on the NYSE MKT under the symbol “MHJ”. From 1987 to 2005, MSHI’s common stock was reported on the Over-The-Counter (OTC) Electronic Bulletin Board under the symbol “MSHI.OB”. Our preferred shares are not listed.

The following table sets forth, for the periods indicated, the high and low sales prices (in U.S.$) for the our ordinary shares from August 25, 2009 to March 31, 2012, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE MKT.

	High	Low
Yearly Highs and Lows for the Year Ending March 31,
2012	5.65	0.72
2011	5.84	1.72
2010	4.46	1.70
2009	8.35	0.96
2008	16.46	5.30

Quartely Highs and Lows
2012
First Quarter (April-June 2011)	5.65	1.15
Second Quarter (July-September 2011)	1.71	1.06
Third Quarter (October-December 2011)	1.59	0.72
Fourth Quarter (January-March 2012)	1.57	0.90

2011
First Quarter (April-June 2010)	2.52	1.72
Second Quarter (July-September 2010)	2.75	1.85
Third Quarter (October-December 2010)	3.50	2.53
Fourth Quarter (January-March 2011)	5.84	3.00

Monthly Highs and Lows
January 2012	1.07	0.90
February 2012	1.38	1.00
March 2012	1.57	1.00
April 2012	1.12	0.98
May 2012	1.28	0.98
June 2012	1.12	0.50

Item 10.	Additional Information.

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

Exercise Price

Each warrant issued in May 2011 represents the right to purchase ordinary shares at an exercise price equal to $3.456 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain dividends and share distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The exercise price is also subject to broad-based weighted average anti-dilution adjustments in the event that we issue shares in the future at a per share price below the exercise price of the warrants, subject to customary exclusions from anti-dilution adjustments. On August 16, 2011, we informed the warrant holders that the exercise price of the warrants was adjusted from US$3.456 per ordinary shares to US$3.318 pursuant to Section 2(c) of the Warrant to Purchase Ordinary Shares, as a result of two private placements by the Company, which were closed on August 2, 2011 and August 16, 2011 with an aggregate of 7,900,000 ordinary shares issued at US$2.50 per ordinary share and 5,900,000 warrants issued where each warrant entitles the holder to purchase 1 ordinary share of the Company at an exercise price of US$2.875 per ordinary share upon exercise.

Make Good Adjustment

Each warrant issued in May 2011 contains “make good” adjustments features that may impact the warrant’s exercise price. The extent of any “make good” adjustment depends on our “Adjusted EBITDA” as described below.

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

Our Adjusted EDITDA for the fiscal year ended March 31, 2012 was US$46,089,000. Therefore, the exercise price of each warrant issued in May 2011 is now US$2.765.

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

Exchange Listing

We do not plan to list the warrants on the NYSE MKT, any other national securities exchange or other nationally recognized trading system or market.

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

Inspection of Register of Members. Pursuant to our Memorandum and Articles of Association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as its board of directors shall determine, without charge, at the registered office or such other place at which the register is kept in accordance with The BVI Business Companies Act, 2004, unless the register is closed in accordance with our Memorandum and Articles of Association.

Designations and Classes of Shares. All of our issued and outstanding are ordinary shares and preferred shares. Our Memorandum and Articles of Association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more additional classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting power, full or limited or no voting power, and liquidation preferences, and to increase or decrease the size of any such class or series.

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

On July 13, 2011, China Tieling Northeast entered into an RMB loan contract with SPD Bank, under which SPD Bank extended an RMB50,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (July 15, 2011) to July 8, 2012. This RMB loan is secured by charges over certain land use rights of China Tieling Northeast with an aggregate area of approximately 131,328 square meters.

On August 19, 2011, China Tieling Northeast entered into an RMB loan contract with SPD Bank, under which SPD Bank extended an RMB20,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (August 19, 2011) to August 3, 2012. This RMB loan is secured by charges over certain office premises of China Tieling Northeast with an aggregate gross floor area of approximately 20,638 square meters.

On August 30, 2011, China Tieling Northeast entered into an RMB loan contract with SPD Bank, under which SPD Bank extended an RMB20,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (August 30, 2011) to August 3, 2012. This RMB loan is secured by charges over certain office premises of China Tieling Northeast with an aggregate gross floor area of approximately 20,638 square meters.

On August 30, 2011, China Tieling Northeast entered into an RMB loan contract with Xi’an International Trust Co., Ltd. (“Xi’an International”), under which Xi’an International extended an RMB100,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (August 30, 2011) to August 30, 2012.

On August 30, 2011, China North Asia Development Co., Ltd. entered into an RMB loan contract with Xi’an International, under which Xi’an International extended an RMB100,000,000 loan to China North Asia Development Co., Ltd. The term of the loan is from date of drawn down (August 30, 2011) to August 30, 2012.

On September 27, 2011, China Tieling Northeast entered into an RMB loan contract with SPD Bank, under which SPD Bank extended an RMB10,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (September 27, 2011) to August 3, 2012. This RMB loan is secured by charges over certain office premises of China Tieling Northeast with an aggregate gross floor area of approximately 20,638 square meters.

On November 4, 2011, one of our subsidiaries, China Metro-Rural Limited, entered into seven HKD loan agreements, where the terms and conditions of the loan agreements are identical except for the amount, with certain independent third parties, under which these third parties extended an aggregate amount of HK$131,500,000 loan to China Metro-Rural Limited. The term of these loans is from November 8, 2011 to November 7, 2014. The loans are unsecured, interest bearing at 18% per annum and subject to additional cumulative interest of 7% per annum if it is repaid early.

D. Exchange Controls

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with the State Administration of Foreign Exchange is made. August 29, 2008, the State Administration of Foreign Exchange promulgated a notice, Circular No. 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the State Administration of Foreign Exchange strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the State Administration of Foreign Exchange’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular No. 142 will result in severe penalties, such as heavy fines.

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

All of our agricultural logistics business revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC Government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our agricultural logistics business revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

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

Tax Consequences to U.S. Holders of Our Ordinary Shares

Section 7874 Inversion Rules

Section 7874(b) generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a U.S. corporation for U.S. federal income tax purposes if the stockholders of the acquired corporation own at least 92% of either the voting power or the value of the stock of the acquiring corporation after the acquisition by reason of owning shares in the acquired corporation. If Section 7874(b) were to apply to the 2009 liquidation of Man Sang Holdings Inc., we would be subject to U.S. federal income tax on our worldwide taxable income as if we were a U.S. corporation.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE MKT Equities, as are our ordinary shares. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to or ordinary shares.

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

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on NYSE MKT Equities, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares continue to be listed on NYSE MKT Equities and are regularly traded, and you are a holder of ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Foreign Exchange Risk

We conduct our business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a small portion of expenses are denominated in foreign currencies, such as salaries in Hong Kong dollars paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year 2012, all of our revenues were denominated in Renminbi. During the same period, approximately 83.4% of our expenses (excluding tax) were denominated in Renminbi, approximately 9.8% were denominated in Hong Kong dollars and approximately 6.8% were denominated in U.S. dollars. Further, as of March 31, 2012, approximately 85.6% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi and approximately 14.4% was denominated in Hong Kong dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists of bank borrowings, another loan and a loan from a non-controlling interest. As of March 31, 2012, we had HK$310.6 million in bank borrowings that bore interest at floating rates ranging from 6.6% to 8.7% per annum and other borrowings that bore interest at fixed rates ranging from 13% to 18% per annum.

Additional increases in interest rates could potentially result in an increase in our cost of float rate borrowings, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2012, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 6.6% to 8.7% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2012 were 6.6% per annum (2011: 6.1% per annum). Based on our borrowings as of March 31, 2012, we estimate that interest expense relating to our borrowings payable would increase by HK$3.1 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

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

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2012, the end of the period covered by this Annual Report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2012 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change was made in our internal control over financial reporting during the fiscal year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2012 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2012.

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

No change was made in our internal control over financial reporting during fiscal year 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert.

The board of directors has, in its reasonable judgment, (1) determined that Mr. Wong Gee Hang, Henry is qualified as an “audit committee financial expert”, within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE MKT and Rule 10A-3 under the Exchange Act, and (2) determined that Mr. Wong satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

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

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2012 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2012 and March 31, 2011 and for the years ended March 31, 2010, 2011 and 2012, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2012, including the audit of the Company’s annual financial statements and other audited related services are approximately US$463,846 (HK$3,618,000) and nil, respectively.

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

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2011 or 2012. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance. Man Sang Holdings, Inc., or MSHI, engaged PricewaterhouseCoopers Ltd for tax compliance services for which PricewaterhouseCoopers Ltd billed US$129,000 for fiscal year 2011, for services performed in fiscal year 2010.

Audit-Related Fees and All Other Fees

The Company did not pay any audit-related or other fees to PricewaterhouseCoopers for fiscal year 2011 or 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

We are incorporated under the laws of British Virgin Islands. Our ordinary shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

We are a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. Therefore, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the NYSE MKT company guide since the laws of the British Virgin Islands do not require compliance.

Shareholder Approval Requirement: Sections 711-713 of the NYSE MKT Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the British Virgin Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person. However, it should be noted that under our Articles of Association, any Business Combination (as defined in our Articles of Association) with any Interested Shareholder (as defined in our Articles of Association) within a period of three years following the date the shareholder became such Interested Shareholder as described in Article 71 of our Articles of Association which may include any transaction which results in the issuance by the Company of any shares of the Company, the value of which is at least 5% or more of the aggregate market value of all the issued and outstanding voting shares of the Company to an Interested Shareholder or any affiliate or associate of the Interested Shareholder is (unless it comes within the exemptions set out in Article 71 ) required to be approved by shareholders other than the Interested Shareholder and its affiliate or associate.

Board Independence Requirement: Section 802(a) of the NYSE MKT Company Guide requires a board of directors with a majority of independent directors. Under the laws of the British Virgin Islands, we are not required to maintain a board of directors with a majority of independent directors and do not intend to voluntarily do so at this time.

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders holding not less than one-third of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. We are a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Articles and the applicable rules and regulations in the British Virgin Islands.

The foregoing is consistent with the laws, customs and practices in the British Virgin Islands.

In addition, we may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the we shall make the disclosure of such transactions available on the our website at www.chinametrorural.com. Information contained on our website is not part of this Annual Report.

PART III

Item 17.	Financial Statements

Our Audited Financial Statements as of March 31, 2011 and 2012 and for the years ended March 31, 2010, 2011 and 2012, including the notes thereto and together with auditor’s report thereon, are included in this Annual Report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.[1]

1.2	Amended and Restated Articles of Association.

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[2]

4.2	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[3]

4.5	Employment Agreement, dated January 1, 2010, between China Metro-Rural Exchange Limited and Mr. Sio Kam Seng.[1]

4.8	Credit Facility Letter between China Tieling Northeast and HSBC Bank (China) Company Limited, Shenzhen Branch, dated March 19, 2010.[1]

4.10	Cooperative Framework Agreement between China Metro-Rural Development Limited and Dezhou Municipal Government dated July 17, 2010.[4]

4.11	Loan Contract between China Tieling Northeast and SPD Bank dated July 31, 2010.[4]

4.12	Loan Contract between China Tieling Northeast and Tieling Commercial Bank dated August 2, 2010.[4]

4.13	Loan Contracts between China Metro-Rural Limited and independent third parties dated December 20, 2010.[4]

4.14	Loan Contract between China Tieling Northeast and SPD Bank dated July 13, 2011.

4.15	Loan Contract between China Tieling Northeast and SPD Bank dated August 19, 2011.

4.16	Service Agreement, dated August 25, 2010, between China Metro-Rural Exchange Limited and Mr. Ho Min Sang.

4.17	Service Agreement, dated August 25, 2010, between China Metro-Rural Exchange Limited and Mr. Su Shaobin.

4.18	Loan Contract between China Tieling Northeast and SPD Bank dated August 30, 2011.

4.19	Loan Contract between China Tieling Northeast and Xi’an International Trust Co., Ltd. dated August 30, 2011.

4.20	Loan Contract between Tieling North Asia Development Co., Ltd. and Xi’an International Trust Co., Ltd. date August 30, 2011.

4.21	Loan Contract between China Tieling Northeast and SPD Bank dated September 27, 2011.

4.22	Loan Contracts between China Metro-Rural Limited and independent third parties dated November 4, 2011.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

[1]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2010.
[2]	Incorporated by reference to Annex A to our Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.
[3]	Incorporated by reference to Annex B to Exhibit 99.1 our Form 6-K filed with the SEC on March 1, 2010.
[4]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer

Date: July 16, 2012

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

as at March 31, 2012 and 2011

and

for the years ended March 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

July 16, 2012.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended March 31, 2012, 2011 and 2010

	Notes	2012 US$’000		2012 HK$’000		2011 HK$’000		2010 HK$’000
		(Note 42)
Continuing operations:
Revenue	7		117,150		913,768		581,573		337,659
Cost of sales	11		(61,097)		(476,553)		(352,265)		(209,415)

Gross profit			56,053		437,215		229,308		128,244
Other income, net	9		7,867		61,363		68,234		36,154
Other gains/(losses), net	10		24		187		8,928		(146)
Selling expenses	11		(3,368)		(26,275)		(22,436)		(8,276)
Administrative expenses	11		(15,580)		(121,524)		(64,748)		(59,676)
Decrease in fair value of derivative financial liabilities			519		4,047		—		—
Increase in fair values of investment properties and investment properties under construction			333		2,594		111,528		155,631

Operating profit			45,848		357,607		330,814		251,931
Finance income	13		148		1,154		803		365
Finance costs	13		(68)		(527)		(3,927)		—

Finance income/(costs)—net			80		627		(3,124)		365
Share of losses of an associate			(315)		(2,456)		(386)		—

Profit before income tax			45,613		355,778		327,304		252,296
Income tax expenses	14		(15,990)		(124,719)		(124,630)		(86,558)

Profit for the year from continuing operations			29,623		231,059		202,674		165,738
Discontinued operations:	17
Profit/(loss) for the year from discontinued operations, net of tax			—		—		29,878		(24,189)

Profit for the year			29,623		231,059		232,552		141,549

Attributable to:
Equity holders of the Company			26,793		208,986		227,346		171,408
Non-controlling interests			2,830		22,073		5,206		(29,859)

			29,623		231,059		232,552		141,549

Dividend—Non-cash	16		—		—		466,474		—

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the year	15
Basic earnings per share
From continuing operations		US$	0.38	HK$	2.96	HK$	3.17	HK$	2.60
From discontinued operations			—		—	HK$	0.37	HK$	0.08

		US$	0.38	HK$	2.96	HK$	3.54	HK$	2.68

Diluted earnings per share
From continuing operations		US$	0.38	HK$	2.96	HK$	3.17	HK$	2.60
From discontinued operations			—		—	HK$	0.37	HK$	0.08

		US$	0.38	HK$	2.96	HK$	3.54	HK$	2.68

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31, 2012, 2011 and 2010

	2012 US$’000	2012 HK$’000	2011 HK$’000	2010 HK$’000
	(Note 42)
Profit for the year	29,623	231,059	232,552	141,549
Other comprehensive income, net of tax:
Increase in fair value of leasehold land and buildings, net of deferred income tax (Notes 20 and 24)	—	—	4,636	22,889
Exchange difference on translation of foreign operations	4,459	34,778	42,700	1,289

Total comprehensive income for the year	34,082	265,837	279,888	165,727

Total comprehensive income for the year attributable to:
Equity holders of the Company
Continuing operations	31,174	243,156	234,028	167,267
Discontinued operations	—	—	29,085	14,717

	31,174	243,156	263,113	181,984

Non-controlling interests
Continuing operations	2,908	22,681	(657)	(141)
Discontinued operations	—	—	17,432	(16,116)

	2,908	22,681	16,775	(16,257)

	34,082	265,837	279,888	165,727

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2012 and 2011

	Notes	March 31, 2012 US$’000	March 31, 2012 HK$’000	March 31, 2011 HK$’000
		(Note 42)
Non-current assets
Investment properties	18	69,564	542,598	133,950
Investment properties under construction	19	1,904	14,854	346,728
Property, plant and equipment	20	13,939	108,727	92,178
Land use rights	21	9,064	70,695	76,233
Deposit for investment properties		1,877	14,640	14,136
Deposit for acquisition of land use rights	22	15,990	124,724	162,685
Interest in an associate	23	3,555	27,728	29,173

		115,893	903,966	855,083

Current assets
Completed properties held for sale	25	60,950	475,413	273,828
Properties under development	26	103,974	811,000	275,607
Land use rights	21	245	1,911	2,118
Deposit for acquisition of land use rights	22	20,535	160,169	—
Trade and other receivables	27	59,274	462,334	177,918
Restricted bank deposits	28	2,245	17,508	123,627
Cash and cash equivalents	28	44,048	343,578	156,928

		291,271	2,271,913	1,010,026

Current liabilities
Trade payables, other payables and accruals	29	76,908	599,883	235,859
Receipt in advance		23,014	179,507	21,271
Current income tax liabilities		31,481	245,553	146,588
Derivative financial liabilities	30	377	2,941	—
Bank and other borrowings	31	61,380	478,763	260,787

		193,160	1,506,647	664,505

Net current assets		98,111	765,266	345,521

Total assets less current liabilities		214,004	1,669,232	1,200,604

Non-current liabilities
Deferred income tax liabilities	24	10,382	80,983	77,566
Bank and other borrowings	31	32,544	253,839	273,371
Loan from a non-controlling interest of a subsidiary	41	7,538	58,800	12,000

		50,464	393,622	362,937

Net assets		163,540	1,275,610	837,667

Equity
Equity attributable to equity holders of the Company
Share capital	32	73	573	500
Reserves		160,648	1,253,050	837,861

		160,721	1,253,623	838,361
Non-controlling interests		2,819	21,987	(694)

Total equity		163,540	1,275,610	837,667

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2012, 2011 and 2010

	Notes	2012 US$’000	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(Note 42)
Cash flows from operating activities
Profit before income tax		45,613	355,778	363,234	214,071
Adjustments for:
Interest income		(148)	(1,154)	(1,858)	(2,223)
Interest expenses		68	527	4,895	1,620
Depreciation of property, plant and equipment	11, 20	844	6,583	6,697	9,683
Amortization of land use rights	11, 21	249	1,940	2,062	1,303
Share of loss/(gain) of an associate		315	2,456	369	(48)
Share-based payment		—	—	1,148	5,411
Increase in fair values of investment properties		(333)	(2,594)	(113,120)	(151,640)
Decrease in fair values of derivative financial liabilities		(519)	(4,047)	—	—
Gain on disposals of investment properties		—	—	(5,795)	(10,799)
Loss on disposals of property, plant and equipment		—	3	—	2
Net unrealized loss on financial assets at fair value through profit or loss		—	—	51	2,695
Gain on disposals of financial assets at fair value through profit or loss		—	—	(1,128)	(8,861)
Gain on disposals of land use right	10	—	—	(8,502)	—
Gain on disposal of a subsidiary	36	—	—	(90)	—
Investment income		—	—	(1,112)	(653)
Recycling of exchange difference to profit or loss upon the Distribution	17	—	—	(20,284)	—
Provision for impairment of trade and other receivables	11, 27	512	3,990	2,877	10,639
Impairment loss on properties under development		—	—	—	591
Reversal of inventory obsolescence		—	—	(3,700)	(2,370)

Operating cash flows before movements in working capital		46,601	363,482	225,744	69,421
Additions of properties under development	26	(119,854)	(934,852)	(456,450)	(358,096)
Additions of land use rights	21	(110,074)	(858,579)	(137,511)	—
Refunds of payments from acquisition of land use rights	21	92,445	721,071	62,721	—
Deposits paid for acquisition of land use rights		(14,759)	(115,116)	(41,245)	—
Increase in inventories		—	—	(468)	(7,334)
Decrease in completed properties held for sale		53,569	417,837	376,735	208,760
Decrease/(increase) in construction contract		—	—	51,514	(35,686)
Decrease in amounts due from related parties		—	—	—	94,012
(Increase)/decrease in trade and other receivables		(35,785)	(279,125)	(81,698)	76,449
Increase in trade payables, other payables and accruals		45,131	352,022	85,672	93,078
Increase in amount due to an associate		—	—	—	1,530
Increase/(decrease) in receipt in advance		19,964	155,720	(85,120)	(64,247)

Cash (used in)/generated from operations		(22,762)	(177,540)	(106)	77,887
Interest received		148	1,154	1,858	2,223
Interest paid		(9,312)	(72,632)	(33,513)	(35,480)
Income tax paid		(4,022)	(31,370)	(21,386)	(18,665)
Income tax refunded		—	—	—	1,797

Net cash (used in)/generated from operating activities		(35,948)	(280,388)	(53,147)	27,762

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the years ended March 31, 2012, 2011 and 2010

	Notes	2012 US$’000	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(Note 42)
Cash flows from investing activities
Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	36	—	—	(4,688)	—
Net outflow of cash and cash equivalents in respect of the Distribution	17	—	—	(596,993)	—
Purchases of property, plant and equipment	20	(1,510)	(11,781)	(6,020)	(16,819)
Additions to investment properties	18	—	—	(4,340)	—
Additions to investment properties under construction	19	(5,220)	(40,716)	(98,450)	(79,288)
Deposits paid for investment properties		—	—	(13,801)	—
Proceeds from disposal of an investment property		—	—	17,185	23,606
Purchases of financial assets at fair value through profit or loss		—	—	(22,584)	(130,538)
Proceeds from disposal of property, plant and equipment		—	—	—	5
Proceeds from disposals of financial assets at fair value through profit or loss		—	—	21,225	106,129
Investment income		—	—	1,112	653

Net cash used in investing activities		(6,730)	(52,497)	(707,354)	(96,252)

Cash flows from financing activities
Proceeds from issuance of new shares and warrants		22,961	179,094	—	—
Proceeds from issuance of new shares by subsidiaries	37	—	—	640	79
Proceeds from issuance of new shares to a consultant		—	—	—	2
Decrease/(increase) in restricted bank deposits		14,011	109,286	62,144	(76,940)
Proceeds from bank and other borrowings		135,135	1,054,054	314,300	398,893
Repayments of bank and other borrowings		(111,951)	(873,218)	(225,369)	(98,405)
Contributions from a non-controlling interest		—	—	—	9,061
Loans from equity holders		—	—	—	100,000
Loan from a non-controlling interest	41	6,000	46,800	12,000	—
Dividends paid to non-controlling interests		—	—	—	(21,915)

Net cash generated from financing activities		66,156	516,016	163,715	310,775

Net increase/(decrease) in cash and cash equivalents		23,478	183,131	(596,786)	242,285
Cash and cash equivalents at beginning of the year		20,119	156,928	746,669	503,912
Effect of foreign exchange rate changes		451	3,519	7,045	472

Cash and cash equivalents at end of the year	28	44,048	343,578	156,928	746,669

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2010, 2011 and 2012

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2009	77	—	38,781	35,498	104,228	4,771	394,533	577,888	821,335	1,399,223
Profit/(loss) for the year	—	—	—	—	—	—	171,408	171,408	(29,859)	141,549
Other comprehensive income/(loss):
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	9,240	—	—	—	—	9,240	13,649	22,889
Exchange difference on translation of foreign operations	—	—	—	1,336	—	—	—	1,336	(47)	1,289

Total comprehensive income/ (loss) for the year	—	—	9,240	1,336	—	—	171,408	181,984	(16,257)	165,727
Appropriation of profit to statutory reserve	—	—	—	—	—	296	(296)	—	—	—
Transfer to retained profit upon disposals of the properties	—	—	(2,436)	—	—	—	2,436	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(177)	—	—	—	177	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(21,915)	(21,915)
Share-based payments	—	—	—	—	2,185	—	—	2,185	3,226	5,411
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	79	79
Deemed receipt from non-controlling interests	—	—	—	—	(43)	—	—	(43)	43	—
Capital contribution from a non-controlling interest of a subsidiary	—	—	—	—	—	—	—	—	9,061	9,061
Capitalization of equity holders’ loans upon the Merger (as defined in note 2(a)) (note (d))	—	—	—	—	300,000	—	—	300,000	—	300,000
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(38)	—	38	—	—	—
Issue of preferred shares to equity holders	1	—	—	—	—	—	—	1	—	1
Issue of shares upon common control merger (note (e))	448	997,961	—	—	(1,003,648)	—	—	(5,239)	—	(5,239)
Equity settled expenses related to corporate restructuring (note (e))	2	5,239	—	—	—	—	—	5,241	—	5,241
Share repurchased (note (f))	(28)	—	—	—	—	—	—	(28)	—	(28)

Balance at March 31, 2010	500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2010, 2011 and 2012

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2010	500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561
Profit for the year	—	—	—	—	—	—	227,346	227,346	5,206	232,552
Other comprehensive income:
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	1,868	—	—	—	—	1,868	2,768	4,636
Exchange difference on translation of foreign operations	—	—	—	33,899	—	—	—	33,899	8,801	42,700

Total comprehensive income for the year	—	—	1,868	33,899	—	—	227,346	263,113	16,775	279,888
Transfer to retained profit upon disposals of the properties	—	—	(144)	—	—	—	144	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(499)	—	—	—	499	—	—	—
Share-based payments	—	—	—	—	463	—	—	463	685	1,148
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	640	640
Deemed receipt from non-controlling interests	—	—	—	—	(446)	—	—	(446)	446	—
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(58)	—	58	—	—	—
Disposal of a subsidiary (note (g))	—	—	—	—	—	—	—	—	(8,957)	(8,957)
Dividend—Distribution of subsidiaries (note (h))	—	—	—	—	—	—	(466,474)	(466,474)	(805,855)	(1,272,329)
Release of reserve upon distribution of subsidiary (note (h))	—	—	(46,633)	(20,284)	(39,966)	(5,067)	91,666	(20,284)	—	(20,284)

Balance at March 31, 2011 and at April 1, 2011	500	1,003,200	—	50,449	(637,323)	—	421,535	838,361	(694)	837,667
Profit for the year	—	—	—	—	—	—	208,986	208,986	22,073	231,059
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	—	34,170	—	—	—	34,170	608	34,778

Total comprehensive income for the year	—	—	—	34,170	—	—	208,986	243,156	22,681	265,837
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	45,514	(45,514)	—	—	—
Issue of new shares from the May 2011 Offering (as defined in note 32(a)) (note (i))	11	19,120	—	—	—	—	—	19,131	—	19,131
Issue of new shares from the August 2011 Share Placement (as defined in note 32(b)) (note (j))	16	38,714	—	—	—	—	—	38,730	—	38,730
Issue of new shares from the August 2011 Unit Placement (as defined in note 32(c)) (note (k))	46	114,199	—	—	—	—	—	114,245	—	114,245

Balance at March 31, 2012	573	1,175,233	—	84,619	(637,323)	45,514	585,007	1,253,623	21,987	1,275,610

The notes on pages F-13 to F-74 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2010, 2011 and 2012

Note:

(a)	Issued capital included ordinary shares of HK$572,000 and preferred shares of HK$1,000 as at March 31, 2012.
(b)	Capital reserve as at March 31, 2012 comprises of (1) a deficit of HK$703,648,000 arising from the merger with China Metro-Rural Limited (“China Metro”) resulted from a waiver of shareholders loans of HK$300,000,000 (as detailed in note (d) below) and issue of 57,443,238 ordinary shares with an equivalent amount of HK$1,003,648,000 which was recorded as a reduction of capital reserve (as detailed in note (e) below); and (2) other capital reserve amounted HK$66,325,000 arising from the corporate restructuring in 1997.
(c)	In accordance with PRC law and the articles of association of the relevant subsidiaries established in the PRC, the PRC subsidiaries may, upon the approval of the board of directors of the PRC subsidiaries, transfer certain of their net profit as stated in corresponding subsidiaries’ financial statements prepared under PRC accounting regulations to PRC statutory reserve. Such a transfer is not required when the amount of the PRC statutory reserve reaches 50% of the corresponding subsidiaries’ registered capital. The PRC statutory reserve shall only be used to make up losses of the corresponding subsidiaries’ production operations, or to increase the capital of the corresponding subsidiaries. Upon approval of the corresponding subsidiaries’ shareholders in general meetings, the subsidiaries may convert their PRC statutory reserve into registered capital and issue bonus capital to the existing owners in proportion to the existing ownership structure. In addition, this reserve is only distributable in the event of liquidation of these PRC subsidiaries.
(d)	In connection with the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to the consolidated financial statements, the shareholders of China Metro agreed to waive their loans to China Metro amounted to HK$300,000,000. Accordingly, the Company recorded such waiver as a capital contribution under capital reserve.
(e)	In respect of the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to the consolidated financial statements, an aggregate of 57,443,238 ordinary shares of the Company with an equivalent amount of HK$1,003,648,000 was issued. Such issuance was recorded as a reduction of capital reserve while the par value of the issued shares amounted to HK$448,000 was recorded as issued capital. The remaining amount between capital reserve and issued capital was recorded as share premium, net of 300,000 ordinary shares with a value of HK$5,241,000 which was issued as the issuance cost in respect of the share issuance.
(f)	In connection with the reorganization which is further discussed in note 2(a) to the consolidated financial statements, Man Sang Holdings, Inc. (“MSHI”), the Company’s previous holding company of the Group was to be dissolved and liquidated, and the Company became the new holding company of the Group. Pursuant to the reorganization, shareholders of MSHI’s ordinary shares and preferred shares received 6,382,582 and 100,000 of the Company’s ordinary shares and preferred shares, respectively, on a share-for-share basis in cancellation of MSHI’s ordinary shares and preferred shares. Prior to and in connection with the reorganization, the Company repurchased 3,617,418 of its ordinary shares with a par value of US$0.001 each amounting to HK$28,000.
(g)	In connection with a disposal of a subsidiary, which is further discussed in note 36 to the consolidated financial statements, the Company’s equity interests in the then subsidiary, Tieling Motor Vehicle Trading Co., Ltd. was reduced from 60% to 40%. As a result, the Company ceased to consolidate the results of Tieling Motor Vehicle Trading Co., Ltd.. Accordingly, non-controlling interest of approximately HK$8,957,000 was derecognized from equity upon the disposal.
(h)	In connection with the distribution of Man Sang International Limited (“MSIL”) which is further discussed in note 2(a) to the consolidated financial statements, the Company distributed MSIL to its shareholders with net assets attributable to the equity holders of the Company of approximately HK$466,474,000 and non-controlling interests of approximately HK$805,855,000, which were debited from equity.

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

Further details in respect of the distribution of MSIL are set out in notes 2(a) and 17 to the consolidated financial statements.

(i)	In connection with the May 2011 Offering (as defined in note 32(a)), the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrant to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the May 2011 Closing (as defined in note 32(a)), the fair values of these warrants approximated to HK$6,988,000, which was recorded as “Derivative financial liabilities”, and an amount of approximately HK$11,000 (being 1,517,978 ordinary shares at US$0.001 each) and HK$27,101,000 (being the difference between the gross proceeds and the fair value of these warrants and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$7,981,000 in connection with the May 2011 Offering.
(j)	In connection with the August 2011 Share Placement (as defined in note 32(b)), the Company completed a private placement of 2,000,000 ordinary shares at a price of US$2.5 per share with gross proceeds of approximately US$5,000,000 (approximately HK$38,900,000). As a result of the August 2011 Share Closing (as defined in note 32(b)), an amount of approximately HK$16,000 (being 2,000,000 ordinary shares at US$0.001 each) and HK$38,884,000 were credited in issued capital and share premium account, respectively The Company also incurred certain share issuance expenses amounted to HK$170,000 in connection with the August 2011 Share Placement.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2010, 2011 and 2012

Note:

(k)	In connection with the August 2011 Unit Placement (as defined in note 32(c)), the Company completed an private placement of 5,900,000 units at a price of US$2.5 per unit with gross proceeds of approximately US$14,750,000 (approximately HK$114,755,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase one of the Company’s ordinary shares. The exercise price of the warrants was US$2.875 per ordinary share and with a term of two years. As at the August 2011 Unit Closing (as defined in note 32(c)), the fair value of these warrants approximated to nil. As a result, an amount of approximately HK$46,000 (being 5,900,000 ordinary shares at US$0.001 each) and HK$114,709,000 (being the difference between the gross proceeds and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$510,000 in connection with the August 2011 Unit Placement.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information of China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited (the “Company”, or “we” or “us”) was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant of the BVI Companies Act. The Company through its subsidiaries is principally engaged in the: 1) development and operations of large-scale and integrated agricultural logistics platforms, which include trade centers and other supporting facilities, in the PRC; and 2) rural-urban migration and city re-development business which comprise of the development and sales of residential and commercial properties and assignment of development rights to developers.

In addition, the Company, through its former subsidiaries, engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products. The Company also owned and operated an industrial real estate complex in Shenzhen, People’s Republic of China (the “PRC”) and a market center with various supporting facilities in Shanxiahu, Zhuji, Zhejiang Province, the PRC, which represented the Discontinued Operations (as defined in note 2(a)) as a result of the Distribution (as defined in note 2(a)). Further details in respect of the Distribution and the Discontinued Operations are set out in note 2(a) to the consolidated financial statements.

The shares of the Company have been listed on the NYSE MKT (formerly known as “NYSE Amex”) under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suit 2204, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on July 16, 2012.

Note 2—Summary of Significant Accounting Policies

(a) Basis of preparation and presentation

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited (“MSIL”), held by the Company, represented approximately 494 million ordinary shares in MSIL (the “Distribution”), which was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and discontinued its jewelry and real estate businesses (the “Discontinued Operations”). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the Discontinued Operations were shown as discontinued operations in the Group’s consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial liabilities, investment properties, investment properties under construction, and leasehold land and buildings, which are stated at fair value as explained in the accounting policies set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2011. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 of the consolidated financial statements.

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

Reorganization transaction

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE MKT. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI and its subsidiaries (the “Group”) from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was to be dissolved and liquidated and the Company was to become the new holding company of the Group and to contractually assume all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company of the Group on August 25, 2009 with its ordinary shares being listed on the NYSE MKT as a foreign private issuer. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

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

During the fiscal year ended March 31, 2012, the Company was granted an option to purchase 20% equity interest in a company registered in the PRC for a term of one year. As of March 31, 2012, the fair value of this option was insignificant to the consolidated financial statements.

(b) Basis of consolidation

Business combinations (other than for combining entities under common control) are accounted for by applying the acquisition method. This involves the fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiaries, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiaries are included in the consolidated statements of financial position at their fair values, which are also used as the basis for subsequent measurement in accordance with the Group’s accounting policies.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. When the control ceases over the entity, the Group no longer consolidates the entity.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When the Group ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(c) Subsidiaries

A subsidiary is an entity, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In relation to the Company’s subsidiary, MSIL, certain shareholders of MSIL, prior to the occurrence of the Distribution, had assigned their voting rights to the Company giving the Company more than 50 percent of the voting rights. Consequently, the Company had the power to control MSIL. Such assignment of voting rights by these shareholders was cancelled as a result of the Distribution.

Investments in subsidiaries are included in the Company’s statements of financial position at cost less impairment losses. The carrying amount of investment is reduced to its recoverable amount on an individual basis.

(d) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5 ‘Non-current assets held for sale and discontinued operations’). Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that if the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

(e) Related parties

A related party transaction is a transfer of resources, services or obligations between the Group and a related party of the Group, regardless of whether a price is charged.

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

•	has control or joint control over the Group;

•	has significant influence over the Group; or

•	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

•	has control or joint control over the Group;

•	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

•	Both entities are joint ventures of the same third party.

•	One entity is a joint venture of a third entity and the other entity is an associate of the third party.

•	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

•	The entity is controlled or jointly controlled by a person identified in (i) above.

•

A person, or a close member of that person’s family, who has control or joint control over the Group has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(f) Investment properties

Investment properties are land and/or buildings that are held to earn rental income and/or for capital appreciation, which include property interest held under operating lease carries at fair value.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g) Property, plant and equipment

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

If there is no market-based evidence of fair value because of the specialized nature of the item of leasehold land and buildings and the item is rarely sold, the Group may estimate fair value using an income or a depreciated replacement cost approach.

Construction-in-progress, representing plant and machinery on which construction work has not been completed and machinery pending installation, is stated at historical cost, which includes construction expenditures incurred, cost of machinery and other direct costs capitalized during the construction and installation period, less accumulated impairment losses, if any. No depreciation is provided in respect of construction-in-progress until the construction is completed. On completion, the construction-in-progress is transferred to appropriate categories of property, plant and equipment.

Leasehold land in Hong Kong classified as finance lease commences amortization from the time when the land interest becomes available for its intended use. Leasehold land outside of Hong Kong is recognized in accordance with the Group’s policies in note 2(j) to the consolidated financial statements. Amortization on leasehold land in Hong Kong classified as finance lease and depreciation for property, plant and equipment, other than construction in progress, are calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Leasehold land classified as finance lease and buildings	Over the shorter of the term of the lease or 50 years
Leasehold improvements	33%
Plant and machinery	10%
Furniture, fixtures and equipment	20% - 33%
Motor vehicles	10% - 25%

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(h) Properties under development

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

(i) Completed properties held for sale

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

(j) Land use rights

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(k) Financial instruments

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

Financial assets

The Group’s financial assets are classified into one of the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss have two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition. At each statements of financial position date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in the consolidated income statement in the period in which they arise. Fair value gain or loss does not include any dividend or interest earned on these financial assets. Dividend and interest income is recognized in accordance with the Group’s policies in note 2(p) to the consolidated financial statements. The Group’s financial assets at fair value through profit or loss were solely attributable to the Discontinued Operations, and as a result of the Distribution, the Group did not have any financial assets at fair value through profit or loss as at March 31, 2012.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each statement of financial position date subsequent to initial recognition, loans and receivables (including trade receivables, loan receivables and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses.

Impairment of financial assets

At each statements of financial position date, financial assets other than those carried at fair value through profit or loss are reviewed to determine whether there is any objective evidence of impairment.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group’s financial liabilities are generally classified into financial liabilities at fair value at profit or loss and other financial liabilities.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Derivative financial liabilities

Derivative financial liabilities are subsequently measured at fair value through profit or loss and any gains or losses derived from its changes in fair values are recognized in the consolidated income statement unless the derivative financial liabilities are qualified for hedge accounting. Transaction costs attributable to the issue of derivative financial instruments are charged to the consolidated income statement during the period in which they are incurred.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other financial liabilities

Other financial liabilities (including bank and other borrowings, trade payables and other payables) are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 ‘Revenue’. As at March 31, 2012, the Group did not have any material financial guarantee contracts.

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

(l) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(m) Construction contract

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

The Group uses the “percentage-of-completion method” to determine the appropriate amount to be recognized in a given period. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

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

During the year ended March 31, 2011, the construction contract of the Group was fully completed and there was no construction contract that was remained outstanding as at March 31, 2012.

(n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted bank deposits are not included as cash and cash equivalents.

(o) Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the statements of financial position date, and are discounted to present value where the effect is material.

(p) Revenue recognition

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

Revenue from servicing and assignments of development rights

In its rural-urban migration and city re-development business, the Company develops and sells residential, commercial and other auxiliary properties as well as assigns the development rights to independent third party developers on portions of land plots that have already been designated by the local government under the framework agreement for development by such independent third parties. In connection with providing the development rights to the independent third party developers, the Company agrees with the independent third party developers to construct certain “economical housing units” on behalf of the third party developers as the local government requires all property developers to construct certain “economical housing units”.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In order for the independent third party developers to acquire land use rights within the land plots that have already been designated by the local government under the framework agreement, the Company is required to provide certain services by liaising between the local government and the independent third party developers to ensure the independent third party developers are able to secure the land use rights at a certain price. Once the independent third party developers have successfully secured the land use rights and the collectability of the related receivables is reasonably assured, the Company would recognize the related revenue for the services performed. With regards to the obligations of constructing the “economical housing units”, the Company would defer the related revenue which approximates the fair value of the “economical housing units” until the “economical housing units” are completely constructed and delivered to the local government.

As part of the aforementioned transaction, the Company would also provide certain financing to the independent third party developers, as necessary. Such financing is interest bearing and is repayable within one year.

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

(q) Segment reporting

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r) Share-based payments

The Group, through the Discontinued Operations, operated a number of equity-settled, share based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. In determining the fair value of the options granted:

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

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are not exercised at the expiry date or are forfeited after vesting period, the amount previously recognized in share option reserve will be transferred to retained profits.

(s) Foreign currency translation

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

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the statements of financial position date. Exchange differences arising are recognized in the translation reserve.

(t) Taxation

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the tax authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

(u) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognized as expense and revenue on the straight-line basis over the lease terms.

(v) Retirement benefits scheme

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

The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired PRC based employees payable under the plans described above. Other than the monthly contributions, the Group has no further obligation for the payment of retirement and other post retirement benefits of its employees. The assets of these plans are held separately from those of the Group in independently administered funds managed by the PRC government.

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

(w) Borrowing costs

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(x) Government grants

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

(y) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale or held for distribution to owners. Discontinued operations are presented in the consolidated income statement (including comparative) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measure to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. When the Group discontinues its subsidiary, the Group is to account for all amounts recognized in other comprehensive income, including exchange difference on translation of foreign operations, in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income that relates to an asset or a liability, which when disposed, the Group reclassifies such accumulated gains or losses related to that asset or liability from equity to consolidated income statement, as a reclassification adjustment, when it loses control of the subsidiary. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operations. In the consolidated statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separated from other assets and liabilities.

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

Impairment losses subsequent to classification of assets as held for sale or held for distribution to owners are recognized in the consolidated income statement. Increase in fair value less costs to sell of assets that have been classified as held for sale or held for distribution to owners are recognized in the consolidated income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognized in respect of asset. Assets are not depreciated while they are classified as held for sale or held for distribution to owners.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following new or revised IFRS, which are relevant to its operations:

•	IAS 24 (revised), ‘Related Party Disclosures’

•	IFRIC Int 14, ‘Prepayment of a Minimum Funding Requirement’

•	IFRIC Int 19, ‘Extinguishing Financial Liabilities with Equity Instruments’

•	Improvements to IFRSs 2010

The adoption of these newly effective standards, interpretations and amendments to existing standards does not have significant impact to the Group’s accounting policies or financial results.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2011 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after

IAS 1 (Amendment)	Presentation of Financial Statements	July 1, 2012
IAS 12 (Amendment)	Income Taxes	January 1, 2012
IAS 19 (Revised)	Employee Benefits	January 1, 2013
IAS 27 (As amended in 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (As amended in 2011)	Investments in Associates and Joint Ventures	January 1, 2013
IAS 32 (Amendment)	Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 7 (Amendment)	Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 7 (Amendment)	Financial Instruments: Disclosures—Transfers of Financial Assets	July 1, 2011
IFRS 9 (As amended in 2011)	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Vale Measurement	January 1, 2013
IFRIC Int 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

The Group has already commenced an assessment of the related impact of adopting the above new or revised standards and amendments to standards, but it is not yet in a position to state whether they will have a significant impact on its results of operations and financial position. The Group plans to adopt these new or revised standards and amendments to standards when they become effective.

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

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group were stated at fair value in accordance with the Group’s accounting policies stated in note 2(g) and 2(f) respectively. The fair value of investment properties, investment properties under development, and leasehold land and buildings are determined by management based in part on valuation by independent professional valuers, and the fair values of investment properties, investment properties under development and leasehold land and buildings are set out in notes 18, 19 and 20 to the consolidated financial statements respectively. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from actual results.

In making the judgment, reasonable consideration has been given to the underlying assumptions based on market conditions existing at the statements of financial position date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date. In respect of the trade receivables past due but not impaired, majority of which are related to sales of properties in mainland China, they are due to the reason that longer time is normally required for customers to apply for mortgages in the location at which the Company’s subsidiaries are operated. As most of these mortgages were approved by banks and balances settled subsequent to the date of statement of financial position and additional resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Fair value of derivative financial instruments

The Group has issued certain warrants which are classified as derivative financial liabilities. These warrants are determined by way of valuation technique or external valuation which require subjective assumptions that are mainly based on performance conditions of the Group. The key assumptions are made by reference to the nature of the warrants, the conversion price of warrants, implied volatility of the underlying trading securities and the exercise period of the warrants.

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

Recognition and allocation of construction cost on properties under development

Development costs of properties are recorded as properties under development during construction stage and will be transferred to completed properties held for sale upon completion. Apportionment of these costs will be recognized in the consolidated income statement upon the recognition of the sale of the properties. Before the final settlement of the development costs and other costs relating to the sale of the properties, these costs are accrued by the Group based on management’s best estimate.

When developing properties, the Group may divide the development projects into phases. Specific costs directly related to the development of a phase are recorded as the cost of such phase. Costs that are common to phases are allocated to individual phases based on the estimated saleable area of the entire project. Where the final settlement of costs and the related cost allocation is different from the initial estimates, any increase or decrease in the development costs and other costs would affect the profit or loss in future years. Further details are set out in note 26 to the consolidated financial statements.

Promotional sale of certain properties

As discussed in note 2(p), the Group, through the Discontinued Operations, conducted a promotional sale of certain properties during the fiscal year ended March 31, 2011 prior to the Distribution. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge. Of the explicitly agreed transaction price, the Group received a down-payment of 24% in cash amounting to HK$4,147,000 upon transfer of title to the properties with the remainder HK$13,131,000 being receivable in future. As all the revenue recognition criteria had been met, the Group’s Discontinued Operations recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received during the year ended March 31, 2011 prior to the Distribution. As these transactions were solely attributable to the Discontinued Operations, subsequent to the Distribution, the Group no longer carried out these transactions.

Note 5—Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the bank and other borrowings and equity balances.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The capital structure of the Group consists of net debt and equity attributable to equity holders of the Company, comprising issued share capital, share premium, retained earnings and other reserves.

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations and the risks associated with issued share capital and will balance its overall capital structure through the drawdown of bank and other borrowings, the repayment of existing bank and other borrowings or the adjustment of dividends paid to equity holders.

The management of the Group monitors its capital structure on the basis of the net debt. Net debt is set out as follows:

	2012 HK$’000	2011 HK$’000
Bank and other borrowings	732,602	534,158
Restricted bank deposit	(17,508)	(123,627)
Cash and cash equivalents	(343,578)	(156,928)

Net debt	371,516	253,603

Note 6—Financial Risk Management

The Group’s major financial instruments include trade and other receivables, restricted bank deposits, cash and cash equivalents, trade and other payables, derivative financial liabilities, bank and other borrowings, loan from a non-controlling interest and amount due to an associate. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk and interest rate risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

As the Group’s assets, liabilities and transactions are principally denominated in RMB and HK$, which are also the functional currency of the Group’s entities to which these balances relate. Accordingly, risk that the Group is subject to foreign currency risk at March 31, 2012 is minimal.

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$310,582,000 (2011: HK$474,158,000) which were denominated in RMB and fixed-rate other borrowings of HK$176,500,000 (2011: HK$60,000,000) and HK$245,520,000 (2011: nil) which were dominated in Hong Kong Dollar and RMB, respectively. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate whenever possible so as to minimize the fair value interest rate risk.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tenure of the fixed-rate other borrowings ranging from one to four years. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of the other borrowings was detailed in note 6(c) to the consolidated financial statements.

At March 31, 2012, if interest rates had been 0.25% higher/lower with all other variables held constant, interest payment on floating rate borrowings would have been approximately HK$776,000 (2011: HK$1,185,000) higher/lower. Post-tax profit for the year would have been approximately HK$768,000 (2011: HK$111,000) lower/higher mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Majority of the interest expenses would be capitalized as a result of such interest expenses directly attributable to the property construction. The management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

(b) Credit risk

Credit risk mainly arises from trade and other receivables, pledged bank deposits and cash and cash equivalents.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2012 and 2011, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2012				March 31, 2011
	On demand HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000	On demand HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000
Trade and other payables	—	573,181	—	—	—	226,061	—	—
Bank and other borrowings	—	478,763	77,339	176,500	—	260,787	118,540	154,831
Interest obligations	—	54,395	31,748	18,195	—	30,166	18,251	16,157

	—	1,106,339	109,087	194,695	—	517,014	136,791	170,988

(d) Fair value estimation

Below analyses financial instruments carried at fair values, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at March 31, 2012, the Group’s derivative financial instruments, warrants, were valued at HK$2,941,000 (2011: Nil). The fair value of the warrants that are not traded in an active market is determined by way of valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. As one or more of the significant inputs is not based on observable market data, the warrants are included on level 3.

Note 7—Revenue

Revenue represents (i) the amounts received and receivable from customers in respect of goods sold, less returns and allowances, (ii) the proceeds from the sale of properties during the year, (iii) the amounts received and receivable in respect of leasing and property management fees of investment properties and (iv) amounts received and receivable from servicing and assignments of development rights.

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Continuing operations:
Sales of properties	758,369	575,569	336,696
Rental and property management income	7,503	6,004	963
Revenue from servicing and assignments of development rights	147,896	—	—

	913,768	581,573	337,659

Discontinued operations (Note 17):
Sales of pearls and jewelry	—	88,300	261,539
Sales of properties	—	57,574	51,720
Rental and property management income	—	11,578	26,120

	—	157,452	339,379

	913,768	739,025	677,038

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive board of directors that are used to make strategic decision.

As at and for the year ended March 31, 2012, the Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segment are as follows:

Continuing operations:

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China.

Rural-urban migration and city re-development—Development, sales and leasing of residential and commercial properties and servicing and assignments of development rights

Discontinued operations:

Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products.

Property development and investment—Development, sales and leasing of properties, including industrial complex in Shenzhen, the PRC, a market center with various supporting facilities in Zhuji, the PRC and commercial properties in Hong Kong.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2012

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	765,872	147,896	913,768	—	—	—	913,768

Segment operating profit	230,543	132,873	363,416	—	—	—	363,416
Finance income	915	238	1,153	—	—	—	1,153
Finance costs	(527)	—	(527)	—	—	—	(527)
Share of losses of an associate	(2,456)	—	(2,456)	—	—	—	(2,456)

Segment profit before income tax	228,475	133,111	361,586	—	—	—	361,586
Income tax expenses	(90,202)	(34,517)	(124,719)	—	—	—	(124,719)

Segment profit after taxation	138,273	98,594	236,867	—	—	—	236,867

Other information:
Depreciation	6,457	126	6,583	—	—	—	6,583
Amortization	1,940	—	1,940	—	—	—	1,940
Increase in fair values of investment properties and investment properties under construction	2,594	—	2,594	—	—	—	2,594
Provision for impairment of trade and other receivables	3,990	—	3,990	—	—	—	3,990

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2011

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	581,573	—	581,573	88,300	69,485	157,785	739,358
Inter-segment revenue	—	—	—	—	(333)	(333)	(333)

Revenue from external customers	581,573	—	581,573	88,300	69,152	157,452	739,025

Segment operating profit	337,808	—	337,808	7,174	7,613	14,787	352,595
Finance income	801	—	801	696	358	1,054	1,855
Finance costs	(3,927)	—	(3,927)	(919)	(49)	(968)	(4,895)
Share of results of an associate	(386)	—	(386)	—	17	17	(369)

Segment profit before income tax	334,296	—	334,296	6,951	7,939	14,890	349,186
Income tax expenses	(125,201)	—	(125,201)	(807)	(5,107)	(5,914)	(131,115)

Segment profit after taxation	209,095	—	209,095	6,144	2,832	8,976	218,071

Other information:
Depreciation	3,457	—	3,457	1,976	1,264	3,240	6,697
Amortization	1,234	—	1,234	—	828	828	2,062
Increase in fair values of investment properties and investment properties under construction	111,528	—	111,528	—	1,592	1,592	113,120
Gain on disposals of investment properties	—	—	—	—	5,795	5,795	5,795
Gain on disposals of land use rights	8,502	—	8,502	—	—	—	8,502
Gain on disposal of a subsidiary	90	—	90	—	—	—	90
Provision for impairment of trade and other receivables	2,570	—	2,570	307	—	307	2,877
Reversal of provision for inventory obsolescence	—	—	—	3,700	—	3,700	3,700

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2010

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	337,659	—	337,659	261,539	78,679	340,218	677,877
Inter-segment revenue	—	—	—	—	(839)	(839)	(839)

Revenue from external customers	337,659	—	337,659	261,539	77,840	339,379	677,038

Segment operating profit/(loss)	273,520	—	273,520	32,249	(69,219)	(36,970)	236,550
Finance income	362	—	362	1,023	792	1,815	2,177
Finance costs	—	—	—	(1,620)	—	(1,620)	(1,620)
Share of results of an associate	—	—	—	—	48	48	48

Segment profit/(loss) before income tax	273,882	—	273,882	31,652	(68,379)	(36,727)	237,155
Income tax (expenses)/credits	(87,379)	—	(87,379)	(2,597)	17,238	14,641	(72,738)

Segment profit/(loss) after taxation	186,503	—	186,503	29,055	(51,141)	(22,086)	164,417

Other information:
Depreciation	(796)	—	(796)	(6,955)	(1,932)	(8,887)	(9,683)
Amortization	(854)	—	(854)	—	(449)	(449)	(1,303)
Increase/(decrease) in fair values of investment properties and investment properties under construction	155,631	—	155,631	—	(3,991)	(3,991)	151,640
Gain on disposals of investment properties	—	—	—	—	10,799	10,799	10,799
(Loss)/gain on disposals of property, plant and equipment	(7)	—	(7)	—	5	5	(2)
Impairment loss on properties under development	—	—	—	—	(591)	(591)	(591)
Provision for impairment of trade and other receivables	—	—	—	(4,964)	(5,675)	(10,639)	(10,639)
Reversal of provision for inventory obsolescence	—	—	—	2,370	—	2,370	2,370

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2012

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	2,721,426	447,400	3,168,826	—	—	—	3,168,826
Total segment assets include:
Investment in an associate	27,728	—	27,728	—	—	—	27,728
Additions to non-current assets	924,940	1,581	926,521	—	—	—	926,521
Total segment liabilities	1,760,809	132,792	1,893,601	—	—	—	1,893,601

The segment assets and liabilities at March 31, 2011

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	1,854,489	—	1,854,489	—	—	—	1,854,489
Total segment assets include:
Investment in an associate	29,173	—	29,173	—	—	—	29,173
Additions to non-current assets	286,591	—	286,591	—	—	—	286,591
Total segment liabilities	1,024,651	—	1,024,651	—	—	—	1,024,651

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the reportable segments’ profit/(loss) before income tax to the Group’s profit/(loss) before income tax is as follows:

	2012			2011			2010
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Total profit/(loss) before income tax for reportable segments	361,586	—	361,586	334,296	14,890	349,186	273,882	(36,727)	237,155
Gain on disposals of financial assets at fair value through profit or loss	—	—	—	—	1,128	1,128	—	8,861	8,861
Net unrealized loss on financial assets at fair value through profit or loss	—	—	—	—	(51)	(51)	—	(2,695)	(2,695)
Decrease in fair value of derivative financial liabilities	4,047	—	4,047	—	—	—	—	—	—
Share-based payment as share options granted to directors and employees by a subsidiary	—	—	—	—	(1,148)	(1,148)	—	(5,411)	(5,411)
Investment income	—	—	—	—	1,112	1,112	—	653	653
Recycling of exchange difference to profit or loss upon the Distribution (Note 17)	—	—	—	—	20,284	20,284	—	—	—
Corporate finance income	1	—	1	2	1	3	3	43	46
Corporate expenses	(9,856)	—	(9,856)	(6,994)	(286)	(7,280)	(21,589)	(2,949)	(24,538)

Profit/(loss) before income tax of the Group	355,778	—	355,778	327,304	35,930	363,234	252,296	(38,225)	214,071

A reconciliation of the total of reportable segments’ assets to the Group’s total assets is as follows:

	At March 31, 2012			At March 31, 2011
	Continuing operations HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	3,168,826	—	3,168,826	1,854,489	—	1,854,489
Unallocated:
Corporate assets	7,053	—	7,053	10,620	—	10,620

Total assets for the Group	3,175,879	—	3,175,879	1,865,109	—	1,865,109

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	At March 31, 2012			At March 31, 2011
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	1,893,601	—	1,893,601	1,024,651	—	1,024,651
Unallocated:
Corporate liabilities	3,727	—	3,727	2,791	—	2,791
Derivative financial liabilities	2,941	—	2,941	—	—	—

Total liabilities for the Group	1,900,269	—	1,900,269	1,027,442	—	1,027,442

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are Nil (2011: HK$4,004,000 and 2010: HK$13,995,000) and HK$913,768,000 (2011: HK$735,021,000 and 2010: HK$663,043,000) respectively.

As of March 31, 2012, the total of non-current assets located in Hong Kong and places other than Hong Kong are HK$261,000 (March 31, 2011: HK$107,000) and HK$903,705,000 (March 31, 2011: HK$854,976,000) respectively.

The breakdown of major component of the total of revenue from external customers by geographical analysis which is based on the location of the customers is disclosed as follows:-

	2012			2011			2010
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Hong Kong	—	—	—	—	4,004	4,004	—	13,995	13,995
North America	—	—	—	—	20,336	20,336	—	47,082	47,082
Europe	—	—	—	—	51,174	51,174	—	156,922	156,922
PRC (excluding Hong Kong)	913,768	—	913,768	581,573	68,477	650,050	337,659	76,345	414,004
Other Asian countries	—	—	—	—	10,029	10,029	—	33,949	33,949
Others	—	—	—	—	3,432	3,432	—	11,086	11,086

	913,768	—	913,768	581,573	157,452	739,025	337,659	339,379	677,038

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Other Income, Net

The Group’s other income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Government grants	55,972	56,044	36,553
Contract income/(loss), net	—	11,000	(817)
Income of land leveling works, net	4,887	—	—
Others	504	1,190	418

	61,363	68,234	36,154

Note 10—Other Gains/(Losses), Net

The Group’s other gains/(losses), net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Exchange gain/(loss)	190	14	(139)
Gain on disposals of land use rights	—	8,502	—
Gain on disposal of a subsidiary (Note 36)	—	90	—
Loss on disposals of property, plant and equipment	(3)	—	(7)
Others	—	322	—

	187	8,928	(146)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Expenses by Nature

The Group’s expenses attributable to continuing operations by their nature as presented on the face of the consolidated income statements is analyzed as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Costs of completed properties for sale	460,258	348,037	208,762
Cost of services provided	16,295	4,228	653
Employee benefit expenses (including directors’ emoluments) (Note 12)	39,111	18,643	13,472
Auditors’ remuneration
—Provision for current year	3,800	3,548	3,280
Depreciation of property, plant and equipment (Note 20)	6,583	3,457	796
Amortization of land use rights (Note 21)	1,940	1,234	854
Provision for impairment of trade and other receivables	3,990	2,570	—
Operating lease rental on rented premises	878	405	108
Selling and related expenses	20,365	18,610	5,975
Land use tax	23,023	17,955	17,600
Heating costs	14,301	5,273	2,503
Legal and professional fees	7,973	4,864	13,273
Others	25,835	10,625	10,091

Total cost of sales, selling expenses and administrative expenses from continuing operation	624,352	439,449	277,367

Note 12—Employee Benefit Expenses (Including Directors’ Emoluments)

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Salaries, wages and other benefits	36,738	17,706	12,809
Pension costs—defined contribution plans and social security costs	2,373	937	663

	39,111	18,643	13,472

Note 13—Finance Income and Costs

The Group’s finance income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Finance income
Interest income on short-term bank deposits	1,154	803	365

Finance costs
Interest expense on bank borrowings	(36,519)	(27,833)	(24,424)
Interest expense on other borrowings	(36,113)	(2,201)	—
Amounts capitalized on qualifying assets	72,105	26,107	24,424

	(527)	(3,927)	—

Net finance income/(costs)	627	(3,124)	365

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The capitalization rate of borrowings is 8.8% for the year ended March 31, 2012 (2011: 5.2% and 2010: 5.8%).

Note 14—Income Tax Expenses

The Group’s income tax expenses attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Current income tax:
PRC enterprise income tax	96,239	51,381	26,269
PRC land appreciation tax	42,478	45,938	22,202

	138,717	97,319	48,471

(Over)/under-provision in prior years:
PRC Land appreciation tax	(14,647)	—	—
Others	—	(571)	579

	(14,647)	(571)	579

Deferred income tax charge for the current year	649	27,882	37,508

	124,719	124,630	86,558

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the tax rate of 25% (2011: 25% and 2010: 25%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

Income tax in respect of operations in Hong Kong has been provided at the tax rate of 16.5% (2011: 16.5% and 2010: 16.5%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax charge for the year attributable to continuing operations can be reconciled to the profit before income tax from continuing operations using the enacted tax rates of the home countries where the subsidiaries are operated are as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Profit before income tax from continuing operations	355,778	327,304	252,296

Tax calculated at tax rates applicable to profits in the respective entities	91,374	83,178	64,592
Tax effect of:
Associate’s losses reported net of tax	614	96	—
Deduction of land appreciation tax	(6,958)	(11,484)	(5,550)
Expenses that are not deductible for tax purpose	3,023	3,041	4,290
Income not subject to tax	(699)	(130)	—
Utilization of tax loss not previously recognized	(1,178)	—	—
Temporary difference not recognized	(2)	8	(6)
Recognition of temporary difference not previously recognized	—	—	(1,400)
Tax loss for which no deferred income tax was recognized	10,714	4,554	1,851
(Over)/under-provision in prior years	—	(571)	579

	96,888	78,692	64,356
Land appreciation tax	27,831	45,938	22,202

Income tax charge for the year from continuing operations	124,719	124,630	86,558

The effective tax rate during the fiscal year ended March 31, 2012 was 35.1% (2011: 38.1% and 2010: 34.3%). The decrease is contributed to decrease in land appreciation tax arising from sale of properties which has a higher tax rates.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings Per Share (“EPS”)

	March 31, 2012			March 31, 2011			March 31, 2010
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings per share:
Net profit attributable to ordinary shares:
From continuing operations	208,690	70,536	2.96	203,079	64,126	3.17	165,636	63,834	2.60
From discontinued operations (Note 17)	—	70,536	—	23,913	64,126	0.37	5,504	63,834	0.08

	208,690	70,536	2.96	226,992	64,126	3.54	171,140	63,834	2.68
Net profit attributable to preferred shares	296	100	2.96	354	100	3.54	268	58	4.62

Net profit attributable to equity holders	208,986			227,346			171,408
Effect of dilutive share options of a subsidiary granted by a subsidiary from discontinued operations	—	—		(78)	—		(83)	—

Diluted earnings per share:
Net profit attributable to ordinary shares, including assumed exercise:
From continuing operations	208,690	70,536	2.96	203,079	64,126	3.17	165,645	63,834	2.60
From discontinued operations (Note 17)	—	70,536	—	23,835	64,126	0.37	5,412	63,834	0.08

	208,690	70,536	2.96	226,914	64,126	3.54	171,057	63,834	2.68
Net profit attributable to preferred shares, including assumed exercise	296	100	2.96	354	100	3.54	268	58	4.62

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Dividend

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Special dividend—Nil (2011: HK$7.27; 2010: Nil) per ordinary share (Note 17)	—	466,474	—

Note 17—Discontinued Operations

As detailed in note 2(a) to the consolidated financial statements, as a result of the Distribution, the Group discontinued the Discontinued Operations. The financial information relating to the Discontinued Operations is set out below:

(i) Financial performance information for the year ended March 31:

	2012 HK$’000	2011 HK$’000		2010 HK$’000
		(Note (i))
Revenue	—		157,452		339,379
Cost of sales	—		(117,241)		(276,602)

Gross profit	—		40,211		62,777
Other income and gains, net	—		7,722		16,776
Recycling of exchange difference to profit or loss upon the Distribution (Note (ii))	—		20,284		—
Expenses	—		(33,983)		(114,073)
Increase/(decrease) in fair values of investment properties and investment properties under construction	—		1,592		(3,991)

Operating profit/(loss)	—		35,826		(38,511)
Finance income, net	—		87		238
Share of results of an associate	—		17		48

Profit/(loss) before income tax	—		35,930		(38,225)
Income tax (expenses)/credits	—		(6,052)		14,036

Profit/(loss) for the year	—		29,878		(24,189)

Attributable to:
Equity holders of the Company	—		23,950		5,504
Non-controlling interests	—		5,928		(29,693)

	—		29,878		(24,189)

Earnings per share from the Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	HK$	0.37	HK$	0.08

Diluted	—	HK$	0.37	HK$	0.08

Note:

(i)	The financial performance of the Discontinued Operations for the year ended March 31, 2011 was up to the date of the Distribution.
(ii)	The financial performance of the Discontinued Operations included a release of translation reserve.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Cash flows information for the year ended March 31:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(Note)
Operating cash flows	—	78,744	113,358
Investing cash flows	—	(599,392)	(26,611)
Financing cash flows	—	17,640	(47,972)

Total cash flows	—	(503,008)	38,775

Note:

The cash flows of the Discontinued Operations for the year ended March 31, 2011 was up to the date of the Distribution.

(iii) Financial position information as at date of the Distribution:

The assets and liabilities of MSIL as of July 28, 2010 distributed by the Company as a result of the Distribution (as detailed in note 2(a)) during the year ended March 31, 2011 are as follows:

HK$’000
Net assets distributed:
Investment properties (Note 18)	844,560
Investment properties under construction (Note 19)	77,404
Property, plant and equipment	114,068
Land use rights (Note 21)	9,237
Interest in an associate	119
Deferred tax assets (Note 24)	1,337
Inventories	56,232
Completed properties held for sale	220,304
Properties under development (Note 26)	493
Trade receivables	138,987
Financial assets at fair value through profit or loss	51,630
Income tax receivable	4,834
Cash and cash equivalents	596,993
Trade payables, other payables and accruals	(305,657)
Deposits received/receipt in advance	(185,965)
Income tax payable	(82,151)
Interest-bearing bank borrowings	(183,998)
Amount due to an associate	(1,557)
Deferred tax liability (Note 24)	(84,541)
Non-controlling interests	(805,855)

Special dividend (Note 16)	466,474

An analysis of the net outflow of cash and cash equivalents in respect of the Distribution is as follows:

HK$’000
Cash and cash equivalents disposed of and net outflow of cash and cash equivalents in respect of the Distribution	(596,993)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No tax expense was recognized from the Distribution as such Distribution did not result into any gain or loss.

Note 18—Investment Properties

	2012 HK$’000	2011 HK$’000
At fair value
At beginning of the year	133,950	866,329
Exchange difference	9,279	16,986
Additions	—	4,340
Distribution of subsidiaries (Note 17)	—	(844,560)
Disposals during the year (Note)	—	(11,390)
Transferred from investment properties under construction (Note 19)	396,227	75,310
Increase in fair values	3,142	26,935

At end of the year	542,598	133,950

Note:

The disposals during the year ended March 31, 2011, which were attributable solely to the Discontinued Operations, was sold for HK$17,185,000 and the corresponding gain was included in the other gains/(losses), net in the financial performance of the Discontinued Operations as disclosed in note 17 to the consolidated financial statements.

The Group’s investment properties at March 31, 2012 and March 31, 2011 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at HK$542,598,000 (2011: HK$133,950,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The increase in fair value amounted to HK$3,142,000 of the investment properties has been credited to the consolidated income statement (2011: HK$26,935,000).

The Group’s investment properties are either rented or intended to be rented out under operating leases.

All the Group’s investment properties are located in the PRC and the land, at which these investment properties are located, was held under leases of 40 years.

Note 19—Investment Properties Under Construction

	2012 HK$’000	2011 HK$’000
At fair value
At beginning of the year	346,728	293,020
Exchange difference	8,500	13,625
Additions	40,716	98,450
Distribution of subsidiaries (Note 17)	—	(77,404)
Interest capitalized	15,445	8,162
Transferred from land use rights	240	—
Transferred to investment properties (Note 18)	(396,227)	(75,310)
(Decrease)/increase in fair values	(548)	86,185

At end of the year	14,854	346,728

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s investment properties under construction at March 31, 2012 and March 31, 2011 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at HK$14,854,000 (2011: HK$346,728,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The decrease in fair values of investment properties under construction amounted to HK$548,000 has been debited to the consolidated income statement (2011: increase in fair values of investment properties under construction amounted to HK$86,185,000 had been credited to the consolidated income statement).

All the Group’s investment properties under construction are located in the PRC and the land, at which these investment properties under constructions located, was held under leases of 40 years.

Note 20—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2010	153,406	16,404	33,304	11,241	12,069	4,510	230,934
Exchange difference	3,178	152	527	381	340	87	4,665
Additions	—	—	623	2,819	1,334	1,244	6,020
Disposals	—	—	(42)	(55)	—	—	(97)
Reclassification	—	96	—	(96)	—	—	—
Distribution of subsidiaries	(101,303)	(16,556)	(29,235)	(8,833)	(6,993)	—	(162,920)
Transferred from properties under development	7,302	—	5,238	1,374	—	53	13,967
Reclassification upon completion	1,389	—	—	4,451	—	(5,840)	—
Revaluation increase	2,922	—	—	—	—	—	2,922

At March 31, 2011 and at April 1, 2011	66,894	96	10,415	11,282	6,750	54	95,491
Exchange difference	2,518	59	379	425	282	14	3,677
Additions	—	5,484	—	2,629	3,654	14	11,781
Disposals	—	(96)	—	(8)	—	—	(104)
Transferred from properties under development	6,218	—	714	16	—	983	7,931
Reclassification upon completion	—	—	—	14	—	(14)	—
Revaluation decrease	(2,100)	—	—	—	—	—	(2,100)

At March 31, 2012	73,530	5,543	11,508	14,358	10,686	1,051	116,676

Comprising:
At cost—March 31, 2011	—	96	10,415	11,282	6,750	54	28,597
At valuation—March 31, 2011	66,894	—	—	—	—	—	66,894

	66,894	96	10,415	11,282	6,750	54	95,491

At cost—March 31, 2012	—	5,543	11,508	14,358	10,686	1,051	43,146
At valuation—March 31, 2012	73,530	—	—	—	—	—	73,530

	73,530	5,543	11,508	14,358	10,686	1,051	116,676

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2010	—	10,753	22,675	7,806	6,373	—	47,607
Exchange difference	49	142	195	110	120	—	616
Depreciation from continuing operations charged for the year	1,706	—	495	744	512	—	3,457
Depreciation from the Discontinued Operations charged for the year	903	822	815	285	415	—	3,240
Distribution of subsidiaries	—	(11,717)	(23,631)	(7,498)	(6,006)	—	(48,852)
Reclassification	—	66	—	(66)	—	—	—
Eliminated on disposals	—	—	(42)	(55)	—	—	(97)
Eliminated on revaluation	(2,658)	—	—	—	—	—	(2,658)

At March 31, 2011 and at April 1, 2011	—	66	507	1,326	1,414	—	3,313
Exchange difference	89	5	32	65	63	—	254
Depreciation from continuing operations charged for the year	2,011	605	1,102	1,896	969	—	6,583
Eliminated on disposals	—	(96)	—	(5)	—	—	(101)
Eliminated on revaluation	(2,100)	—	—	—	—	—	(2,100)

At March 31, 2012	—	580	1,641	3,282	2,446	—	7,949

Net book value
At March 31, 2011	66,894	30	9,908	9,956	5,336	54	92,178

At March 31, 2012	73,530	4,963	9,867	11,076	8,240	1,051	108,727

All the Group’s leasehold land and buildings are located in the PRC and the land, at which these buildings are located, was held under leases of 40 years.

Certain of the Group’s leasehold land and buildings at April 1, 2010 were determined by management in part on valuation by independent firms of professional property valuers, on market value basis, at HK$96,170,000, which was solely attributable to the Discontinued Operations. The valuations were arrived at by reference to comparable market transactions. The revaluation increase arising from revaluation of the leasehold land and buildings attributable to the Discontinued Operations amounted to HK$5,580,000 and has been credited to the other property revaluation reserve in the fiscal year ended March 31, 2011 prior to the Distribution.

Certain properties of the Group regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and were valued on the basis of depreciated replacement cost (“DRC”) at HK$73,530,000 (2011: HK$66,894,000) as there were no comparable market transaction for such properties. Such valuation using DRC has no gain or loss charged to the equity or consolidated income statement for the year.

If the leasehold land and buildings had not been revalued, they would have been included in the consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$73,530,000 (March 31, 2011: HK$66,894,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Land Use Rights

The cost is amortized over the lease period. Amortization expense has been charged to administrative expenses.

	2012 HK$’000	2011 HK$’000
At beginning of the year	78,351	24,657
Exchange difference	2,694	2,299
Amortization from continuing operations	(1,940)	(1,234)
Amortization from the Discontinued Operations	—	(828)
Additions (Note (i))	858,579	137,511
Disposals (Note (ii))	—	(6,659)
Distribution of subsidiaries (Note 17)	—	(9,237)
Refunds of payments from acquisition of land use rights (Note (iii))	(721,071)	(62,721)
Transferred to investment properties under construction	(240)	—
Transferred to properties under development	(143,767)	(5,437)

At end of the year	72,606	78,351

Note:

(i)	During the year ended March 31, 2012, the additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logistics City—Tieling Phase II land and China Northeast Logistics City—Dezhou (2011: the additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logistics—Tieling Phase II land).
(ii)	During the fiscal year ended March 31, 2011, the disposals were related to a capital injection where the Group injected capital in a form of land use rights into an associate of the Group. At the time of the injection, the fair values of the land use rights approximated to HK$20,830,000.
(iii)	During the year ended March 31, 2012 and 2011, the refunds represented money received from the local government for certain payments made and costs incurred in acquiring lands for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou.

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Represented by:
Amount included under current assets	1,911	2,118
Amount included under non-current assets	70,695	76,233

	72,606	78,351

The land use rights are situated in the PRC and held under the lease of between 40 and 70 years.

Note 22—Deposits for Acquisition of Land Use Rights

During the year ended March 31, 2009, the Group, from its continuing operations, disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of RMB101,600,000 (the “Receivables”) to an independent third party (the “Buyer”). During the year ended March 31, 2010, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group was able to utilize the Receivable as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land use rights during the fiscal year ended March 31, 2010 and its amount at March 31, 2012 was approximately HK$124,724,000 (2011: HK$120,436,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal year ended March 31, 2011, the Group has entered into an agreement with the PRC local government where the Group provided an escrow money of RMB80,000,000 to the PRC local government (the “Escrow Money”) as an expression of good faith on the Group’s determination to acquire land use rights in respect of certain land plots situated in mainland China. During the fiscal year ended March 31, 2011, an aggregate amount of RMB70,000,000 was refunded to the Group and the amount of the remainder at March 31, 2012 was approximately HK$12,276,000 (2011: HK$11,854,000) which will be used as future land acquisition consideration in Tieling.

In addition, during the fiscal year ended March 31, 2011, the Group paid an aggregate amount of RMB25,641,000 to the PRC local government as a deposit for purchase of a land use right for its project in Dezhou, the PRC, and the deposit at March 31, 2011 was approximately HK$30,395,000. During the fiscal year ended March 31, 2012, the deposit was transferred to other receivables upon the receipt of land use right certificates pending for refund from the PRC local government.

During the fiscal year ended March 31, 2012, the Group paid an aggregate amount of RMB238,371,000 to the PRC local government as a deposit for purchase of a land use right for its project in Qiqihar, the PRC. During the fiscal year ended March 31, 2012, an aggregate amount of RMB117,897,000 was refunded to the Group and the remaining amount at March 31, 2012 was approximately HK$147,893,000.

Note 23—Interest in an Associate

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Non-current assets:
Unlisted investment, at cost	28,686	28,686
Share of losses of an associate	(2,842)	(386)
Exchange difference	1,884	873

Share of net assets	27,728	29,173

Financial information of the associate for the years ended March 31, 2012 and March 31, 2011 was summarized as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Assets	198,798	154,406
Liabilities	(114,444)	(66,957)

Equity	84,354	87,449

	2012 HK$’000	2011 HK$’000
Turnover	—	—

Net loss	(6,140)	(965)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2012, the Group’s investments in associates are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %		Principal activities
			2012	2011
Tieling Motor Vehicles Trading Co., Ltd.*	The People’s Republic of China	Registered capital of RMB75,000,000	40%	40%	Property development and investment

*	For identification purpose only.

Note 24—Deferred Income Tax

The major deferred tax liabilities/(assets) recognized by the Group and movements thereon during the current year and prior year are as follows.

Deferred tax assets:

	Revaluation of leasehold land and buildings and investment properties HK$’000	Accelerated tax depreciation HK$’000	Unrealized profit in inventories HK$’000	Total HK$’000
At April 1, 2010	425	234	(1,948)	(1,289)
Net charge/(credit) to the consolidated income statement for the year	50	(65)	(33)	(48)
Distribution of subsidiaries (Note 17)	(475)	(169)	1,981	1,337

At March 31, 2011 and at April 1, 2011	—	—	—	—
Net charge/(credit) to the consolidated income statement for the year	—	—	—	—

At March 31, 2012	—	—	—	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax liabilities:

	Revaluation of leasehold land and buildings and investment properties HK$’000	Accelerated tax depreciation HK$’000	Tax losses HK$’000	Unrealized profit in inventories HK$’000	Unrecognized revenue HK$’000	Others HK$’000	Total HK$’000
At April 1, 2010	150,653	(1,290)	(219)	(305)	(15,582)	(999)	132,258
Net charge/(credit) to the consolidated income statement for the year	27,545	88	65	6	(2,712)	324	25,316
Net charge to consolidated statement of comprehsive income for the year (Note)	944	—	—	—	—	—	944
Distribution of subsidiaries (Note 17)	(105,486)	1,207	154	299	18,606	679	(84,541)
Exchange difference	3,910	(5)	—	—	(312)	(4)	3,589

At March 31, 2011 and at April 1, 2011	77,566	—	—	—	—	—	77,566
Net charge to the consolidated income statement for the year	649	—	—	—	—	—	649
Exchange difference	2,768	—	—	—	—	—	2,768

At March 31, 2012	80,983	—	—	—	—	—	80,983

Note:

These amounts were charged to the consolidated statements of comprehsive income and presented net of changes in fair values of leasehold land and buildings.

As at March 31, 2011, the deferred taxes recognized by the Group were expected to be recovered in the period of beyond one year which was attributable to the Discontinued Operations. Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. As at March 31, 2012, the Group did not recognize deferred income tax assets of HK$17,062,000 (March 31, 2011: HK$7,302,000) in respect of losses amounting to HK$78,744,000 (March 31, 2011: HK$34,765,000) that can be carried forward against future taxable income as future taxable profits of certain of the Group’s subsidiaries where these losses were incurred were not probable. Losses amounting to HK$30,866,000 (March 31, 2011: HK$16,348,000) can be carried forward indefinitely. Losses amounting to HK$47,878,000 expire by 2017 (March 31, 2011: HK$18,417,000 expired by 2016).

At March 31, 2012, deferred income tax liabilities of HK$29,525,000 (March 31, 2011: HK$15,078,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$590,497,000 as of March 31, 2012 (March 31, 2011: HK$301,559,000).

Note 25—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and were held under lease term of 40 to 70 years. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Properties Under Development

	2012 HK$’000	2011 HK$’000
At beginning of the year	275,607	258,046
Exchange difference	15,637	10,989
Additions	934,852	456,450
Deemed disposal of a subsidiary (Note 36)	—	(27,199)
Interest capitalized	56,660	20,456
Distribution of subsidiaries (Note 17)	—	(493)
Transferred from land use rights	143,767	5,437
Transferred to completed properties held for sale	(607,592)	(434,112)
Transferred to property, plant and equipment	(7,931)	(13,967)

At end of the year	811,000	275,607

All the Group’s properties under development are located in the PRC and were held under leases of 40 to 70 years.

Note 27—Trade and Other Receivables

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Trade receivables	270,038	165,823
Less: provision for impairment of trade receivables	(6,761)	(2,632)

Trade receivables, net	263,277	163,191
Prepaid expenses	9,542	7,155
Loans receivable (Note (i))	98,207	—
China tax receivable	3,899	—
Deposits and other receivables (Note (ii))	87,409	7,572

	462,334	177,918

Note:

(i)	During the year ended March 31, 2012, the Group has serviced and assigned development rights to independent third parties with aggregate sum of RMB154,182,000, where RMB80,000,000 of which was lent to these parties as loans. The loans receivable from these parties are secured by equity interests in certain companies owned by these third parties. The loans receivable are interest bearing at interest rate of 12% per annum commencing from three months after first land use rights from assignment of development rights has been obtained by these third parties.
(ii)	During the year ended March 31, 2012, the Group paid an aggregate amount of approximately RMB43,995,000 to the PRC local government for the land acquisition fees in acquiring a portion of the China Northeast Logistics—Dezhou land. The amount will be refunded upon the receipt of land use right certificates and the carrying amounts as at March 31, 2012 was approximately HK$54,008,000. In addition, during the fiscal year ended March 31, 2012, an deposit for purchase of a land use right of the China Northeast Logistics—Dezhou of approximately RMB25,641,000 was transferred to other receivables upon the receipt of land use right certificates of pending for refund from the PRC local government. During the fiscal year ended March 31, 2012, an aggregate amount of RMB4,932,000 was refunded to the Group and the remaining amount at March 31, 2012 was approximately HK$25,423,000.

The Group grants an average credit periods ranging from 60 days to 105 days to its customers. The carrying amounts of the trade and other receivables approximate their fair values as these financial assets, which are measured at amortized cost, are expected to be paid within a short period of time, such that the impact of the time value of money is not significant.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At each statements of financial position date, the recoverability of the Group’s trade receivables due from individual customers is assessed based on the credit history of its customers, their financial conditions and current market conditions. Consequently, specific impairment provision is recognized.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Hong Kong dollars	1,775	2,188
Renminbi	459,616	172,696
United States dollars	943	3,034

	462,334	177,918

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

Movements in the provision for impairment of trade receivables are as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
At beginning of the year	2,632	54,709
Exchange differences	139	522
Provision for impairment losses	3,990	2,877
Amounts written off as uncollectible	—	(244)
Distribution of subsidiaries	—	(55,232)

At end of the year	6,761	2,632

Included in trade and other receivables of the Group are trade receivables of HK$270,038,000 (2011: HK$165,823,000) and their ageing analysis is as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Not past due	221,167	38,715
1 to 60 days past due	—	10,710
61 to 120 days past due	1,289	62,755
More than 120 days past due	47,582	53,643

	270,038	165,823

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2012, trade receivables of HK$42,110,000 (2011: HK$124,476,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, the mortgage applications by customers would take longer than normally required in the location at which the Group’s subsidiaries are operated and management believes that, despite longer time is required, no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
1 to 60 days past due	—	10,710
61 to 120 days past due	1,289	62,755
More than 120 days past due	40,821	51,011

	42,110	124,476

As March 31, 2012, trade receivables of HK$6,761,000 (2011: HK$2,632,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Not past due	—	—
1 to 60 days past due	—	—
61 to 120 days past due	—	—
More than 120 days past due	6,761	2,632

	6,761	2,632

Note 28—Restricted Bank Deposits and Cash and Cash Equivalents

(a) Restricted bank deposits

As at March 31, 2012, the Group’s bank balances amounting to approximately HK$17,508,000 (2011: HK$123,627,000) were deposited at designated bank accounts in certain banks where these deposits can only be used for the payments of property development costs incurred by the Group, the repayments of the relevant loans, and as guarantee deposits for property ownership certificates not yet transferred from the customers to the banks.

The carrying amounts of the Group’s restricted bank deposits are denominated in RMB.

(b) Cash and Cash Equivalents

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Bank balances and cash	333,755	117,186
Time deposits	9,823	39,742

	343,578	156,928

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Time deposits are made for approximate range of 1 month to 3 months and carry interest at short-term deposit rates of below 4% per annum (2011: below 3% per annum).

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Hong Kong dollars	7,986	10,730
Renminbi	333,931	145,322
United States dollars	1,657	872
Others	4	4

	343,578	156,928

The carrying amounts of restricted bank deposits and cash and cash equivalents approximate their fair values.

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

Note 29—Trade Payables, Other Payables and Accruals

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Trade payables	491,245	188,942
Deferred income (Note)	39,706	—
China taxes payable	26,704	9,799
Accrued payroll and employee benefits	3,140	1,557
Guarantee deposits	7,779	8,022
Accrued charges and other payables	31,309	27,539

	599,883	235,859

The carrying amounts of trade payables, other payables and accruals approximate their fair values.

Note:

During the year ended March 31, 2012, the Group has serviced and assigned development rights to independent third parties with aggregate sum of RMB154,182,000, where RMB121,837,000 of which was recognized in the consolidated income statement as revenue. The remaining balance of approximately RMB32,345,000 was deferred for the construction of auxiliary infrastructures for local government in accordance with the relevant regulations and agreements. As at March 31, 2012, the carrying value of the amount approximated to HKR39,706,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts of trade payables, other payables and accruals are denominated in the following currencies:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Hong Kong dollars	14,686	7,240
Renminbi	584,969	227,666
United States dollars	228	953
Others	—	—

	599,883	235,859

Note 30—Derivative financial liabilities

On May 11, 2011, the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrants to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$6,988,000. As at 31 March 2012, these warrants were recognized at fair value at HK$2,941,000.

The fair values of the warrants as at May 11, 2011 were determined using the binomial valuation model and the Black-Scholes model. The significant inputs into the models were volatility of 77.72%, dividend yield of 0%, risk-free interest rate of 0.97%, projected adjusted EBITDA of HK$137.9 million and standard deviation on adjusted EBITDA of 1.62.

The fair values of the warrants as at March 31, 2012 were determined using the binomial valuation model and the Black-Scholes model. The significant inputs into the models were volatility of 91.83%, dividend yield of 0% and risk-free interest rate of 0.35%.

Note 31—Bank and Other Borrowings

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Current
Short-term bank loan—Secured	122,759	118,540
Portion of long-term bank loans repayable within one year—Secured	110,484	142,247
Other borrowings—Unsecured	245,520	—

	478,763	260,787

Non-current
Portion of long-term bank loans repayable after one year—Secured	77,339	213,371
Other borrowings—Unsecured	176,500	60,000

	253,839	273,371

Total bank and other borrowings	732,602	534,158

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest-bearing bank borrowings are carried at amortized cost. The Group does not have any bank borrowings which contain a repayable on demand clause.

The Group’s bank and other borrowings are repayable as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Within 1 year	478,763	260,787
Between 1 and 2 years	77,339	118,540
Between 2 and 5 years	176,500	154,831

	732,602	534,158

Some of the banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group was to breach the covenants the drawn down facilities would become repayable on demand.

The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans. Further details of the Group’s management of liquidity risk are set out in note 6(c) to the consolidated financial statements. As at March 31, 2012, none of the covenants relating to drawn down facilities had been breached (As at March 31, 2011: Nil).

The carrying amounts of bank borrowings approximate their fair values. All bank borrowings are denominated in RMB (March 31, 2011: All bank borrowings are denominated in RMB) and are carried at variable interest rates ranged from approximately 6.6% to 8.7% per annum (March 31, 2011: 6.1% to 7.9% per annum). The bank borrowings are secured by the assets of the Group (Note 34).

The carrying amounts of other borrowings approximate their fair values. Other borrowings of HK$176,500,000 (March 31, 2011: HK$60,000,000) and HK$245,520,000 (March 31, 2011: nil) are denominated in HKD and RMB, respectively, and are carried at fixed interest rate of arranged from approximately 13% to 18% per annum (March 31, 2011: 13% per annum). The other borrowings are unsecured.

As at March 31, 2012, bank borrowings with carrying amount of approximately HK$187,822,000 (March 31, 2011: HK$355,619,000) were guaranteed by a director and a shareholder.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 32—Share Capital

	Number of shares		Share capital
	2012 ‘000	2011 ‘000	2012 HK$000	2011 HK$000
Authorized:
Preferred share at US$0.001 each at end of year	200	200	2	2

Ordinary share at US$0.001 each at end of year	1,000,000	1,000,000	7,793	7,793

Issued and fully paid:
Preferred share
At end of the year	100	100	1	1

Ordinary shares
At beginning of the year	64,126	64,126	499	499
Issue of new shares from May 2011 Offering (a)	1,518	—	11	—
Issue of new shares from August 2011 Share Placement (b)	2,000	—	16	—
Issue of new shares from August 2011 Unit Placement (c)	5,900	—	46	—

At end of the year	73,544	64,126	572	499

	73,644	64,226	573	500

The Company’s share capital consists of ordinary shares and preferred shares.

Note:

(a)	On May 11, 2011 (the “May 2011 Closing”), the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit (“May 2011 Offering”) with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrants to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the May 2011 Closing, the fair values of these warrants approximated to HK$6,988,000. As a result, an amount of approximately HK$6,988,000 was recorded as “Derivative financial liabilities” for these warrants, and amount of approximately HK$11,000 (being 1,517,978 ordinary shares at US$0.001 each) and HK$27,101,000 (being the difference between the gross proceeds, and the fair value of these warrants and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$7,981,000 in connection with the May 2011 Offering.
(b)	On August 4, 2011 (the “August 2011 Share Closing”), the Company completed a private placement of 2,000,000 ordinary shares at a price of US$2.5 per share (the “August 2011 Share Placement”), with gross proceeds of approximately US$5,000,000 (approximately HK$38,900,000). At a result of the August 2011 Share Closing, an amount approximately HK$16,000 (being 2,000,000 ordinary shares at US$0.001 each) and HK$38,884,000 were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$170,000 in acconnection with the August 2011 Share Placement.
(c)	On August 16, 2011 (the “August 2011 Unit Closing”), the Company completed a private placement of 5,900,000 units at a price of US$2.5 per unit (the “August 2011 Unit Placement”), with gross proceeds of approximately US$14,750,000 (approximately HK$114,755,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase one of the Company’s ordinary shares. The exercise price of the warrants was US$2.875 per ordinary share and with a term of two years. As at the August 2011 Unit Closing, the fair value of these warrants approximated to nil, and an amount of approximately HK$46,000 (being 5,900,000 ordinary shares at US$0.001 each) and HK$114,709,000 (being the difference between the gross proceeds and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$510,000 in acconnection with the August 2011 Unit Placement.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 33—Share Incentive Plan/Share Option Schemes

On August 25, 2011, the Company adopted a share incentive plan (the “2011 Share Incentive Plan”). The purposes of the 2011 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, advisors or consultants, and to promote the success of the Company’s business. Options granted under the 2011 Share Incentive Plan may be incentive stock options (“Incentive Stock Options”) or nonstatutory stock options (“Nonstatutory Stock Options”), as determined by the administrator (may be the board of directors (the “Board”) or one of more committees committees of the Board) at the time of grant of an option. Under the 2011 Share Incentive Plan, the administrator of the Company may grant options to any person being an employee, a director, an advisor or a consultant, of the Group, to subscribe for shares in the Company at a price to be determined by the administrator being:

(1)	In the case of Incentive Stock Option:

a.	granted to an employee who at the time of grant is a person who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary measured as of date of grant., the per Share exercise price shall be no less than 110% of the Fair Market Value (as defined below) on the date of grant;

b.	granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value (as defined below) on the date of grant;

(2)	In the case of a Nonstatutory Stock Option, the per share exercise price shall be such price as is determined by the administrator, provided that, if the per share exercise price is less than 100% of the Fair Market Value (as defined below) on the date of grant, it shall otherwise comply with all all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable United States federal or state laws, any stock exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where options or restricted stock are granted under the 2011 Share Incentive Plan or participants reside or provide services, as such laws, rules, and regulations shall be in effect from time to time; and

(3)	Notwithstanding the foregoing, options may be granted with a per share exercise price other than as required above pursuant to a merger or other corporate transaction.

For the purpose of the 2011 Share Incentive Plan, Fair Market Value means, as of any date, the per share fair market value of the ordinary shares of the Company, as determined by the administrator in good faith on such basis as it deems appropriate and applied consistently with respect to participants. Whenever possible, the determination of Fair Market Value shall be based upon the per share closing price for the Shares as reported in The Wall Street Journal for the applicable date.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maximum aggregate number of shares that may be issued under the 2011 Share Incentive Plan is 7,000,000 shares, all of which shares may be issued under the 2011 Share Incentive Plan pursuant to Incentive Stock Options. The shares issued under the 2011 Share Incentive Plan may be authorized, but unissued, or reacquired shares. If an award of an option should expire or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares that were subject thereto shall, unless the 2011 Share Incentive Plan shall have been terminated, become available for future grant under the 2011 Share Incentive Plan. In addition, any shares which are retained by the Company upon exercise of an award of options in order to satisfy the exercise or purchase price for such award of options or any withholding taxes due with respect to such award of optins shall be treated as not issued and shall continue to be available under the 2011 Share Incentive Plan and shares issued under the 2011 Share Incentive Plan and later repurchased by the Company at the original purchase price paid to the Company for the shares (including, without limitation, upon repurchase by the Company in connection with the termination of a participant’s continuous service status) shall again be available for future grant under the 2011 Share Incentive Plan.

The 2011 Share Incentive Plan shall be valid and effective for a period of 10 years commencing August 25, 2011.

Details of the principal terms of the 2011 Share Incentive Plan are set out in the proxy of the Company dated July 11, 2011.

As at and up to March 31, 2012 , no share option has been granted under the 2011 Share Incentive Plan.

On August 2, 2002, MSIL, a subsidiary of the Company prior to the Distribution, adopted a share option scheme (the “2002 Scheme”) and terminated the one adopted on September 8, 1997 (the “1997 Scheme”).

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

The following tables disclose details of MSIL’s share options held by directors and employees and movements in such holdings during the year ended March 31, 2011 prior to the Distribution.

Date of Grant	Exercisable Period		Exercise Price	Outstanding At April 1, 2010		Granted	Exercised	Lapsed	Outstanding at July 28, 2010*
Directors of MSIL			HK$
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		12,000,000	—	—	—		12,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note i	0.450		8,000,000	—	—	—		8,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note ii	0.450		10,000,000	—	—	—		10,000,000

					30,000,000	—	—	—		30,000,000

Employees
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		15,000,000	—	—	—		15,000,000
September 18, 2006	September 18, 2006 to September 17, 2011		0.233		7,000,000	—	—	—		7,000,000
March 13, 2007	January 1, 2008 to March 12, 2012		0.500		5,000,000	—	—	—		5,000,000
August 27, 2009	August 27, 2009 to August 26, 2012	Note iii	0.397		20,050,000	—	(1,600,000)	(750,000)		17,700,000

					47,050,000	—	(1,600,000)	(750,000)		44,700,000

					77,050,000	—	(1,600,000)	(750,000)		74,700,000

Weighted average exercise price				HK$	0.351				HK$	0.349

Options vested					55,550,000					53,950,000
Weighted average exercise price of options vested				HK$	0.318				HK$	0.315
Weighted average remaining contractual life					2.18 years					1.84 years

*	Date of the Distribution

During the year ended March 31, 2011 prior to the Distribution, no share options were granted to directors of MSIL and certain employees of the Group under the share option scheme, 1,600,000 options were exercised and 750,000 options were lapsed prior to the Distribution. The weighted average closing price of MSIL’s shares immediately on the date which share options were exercised during the year endeding March 31, 2011 was HK$0.54.

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

During the year ended March 31, 2011, HK$1,148,000 was recognized in the consolidated income statement in relation to share options granted by MSIL, a then subsidiary of the Company prior to the Distribution.

Note 34—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Land	4,553	3,374
Investment properties	165,725	133,950
Completed properties held for sale	15,290	22,082
Property, plant and equipment	55,409	55,471
Properties under development	79,529	35,761
Investment properties under construction	—	341,394

	320,506	592,032

Note 35—Capital Commitments

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Capital injection in respect of investment in a subsidiary in the PRC	—	311,220

Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	211,199	56,737

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2011, the Group was committed to making capital contribution to one of the Company’s subsidiaries, China Northeast Logistics City Dezhou Co., Ltd. Such commitment was fully fulfilled during the current year.

Note 36—Disposal of a Subsidiary

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

The following is an analysis of the net assets on the date which Motor Vehicles Company was being disposed of:

HK$’000
Net assets disposed of:
Cash and bank balances	4,688
Prepayments and other receivables	57
Property under development	27,199
Accounts payable	(9,552)
Non-controlling interest	(8,957)

Net assets	13,435
Gain on disposal of a subsidiary	90

13,525

Satisfied by:
Acquisition of interest in an associate upon disposal	13,525

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash and bank balances disposed of and net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	(4,688)

As at the date of the disposal of Motor Vehicles Company as a subsidiary and acquisition of Motor Vehicles Company as an associate, the net assets attributable to the Group approximated to their fair values.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 37—Issuance of New Shares by Subsidiaries

During fiscal year ended March 31, 2011, there were 1,600,000 of MSIL’s share options exercised with an exercise price of HK$0.397. The share options exercised were solely attributable to the Discontinued Operations, and subsequent to the Distribution, the Group no longer has any share options outstanding at March 31, 2011 and 2012. In addition, during the fiscal year ended March 31, 2011, a subsidiary of the Discontinued Operations issued certain shares to a non-controlling interest with an aggregate consideration of approximately HK$5,000.

Note 38—Operating Lease Arrangements

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Operating leases which expire:
Within one year	765	779
In the second to fifth year inclusive	735	1,500

	1,500	2,279

The Group as lessor

Property rental income earned during the year was HK$3,942,000 (2011: HK$16,120,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	March 31, 2012 HK$’000	March 31, 2011 HK$’000
Within one year	1,049	3,144
In the second to fifth year inclusive	411	80

	1,460	3,224

Note 39—Contingent Liabilities

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. be dissolved and liquidated, whereby Man Sang Holdings, Inc. had been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at years ended March 31, 2012 and 2011 is remote. Accordingly, no accrual has been made.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Save as disclosed above, the Group had no other significant contingent liabilities at March 31, 2012 and 2011.

Note 40—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2012 HK$’000	2011 HK$’000	2010 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit Share-based payments	10,135 42 —	9,627 44 1,148	19,916 72 2,702

		10,177	10,819	22,690
An entity which is significantly influenced by a key management personnel of the Company	Reimbursement of rental charges paid on behalf	—	639	1,899

As at March 31, 2012, bank borrowings with carrying amounts of approximately HK$187,822,000 (March 31, 2011: HK$355,619,000) were guaranteed by a director and a shareholder.

Save as disclosed in the consolidated financial statements, there were no other significant related party transactions.

Note 41—Balances with Related Parties and Equity Holders

The loan from a non-controlling interest of HK$58,800,000 was unsecured, interest-free and quasi-equity in nature, which is not repayable within one year as at March 31, 2012.

Note 42—US Dollar Equivalents

The US dollar equivalents of the figures shown in the consolidated financial statements are supplementary information and have been translated at HK$7.80 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollars at that or any other rate.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 43—Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2012 and 2011 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2012	2011
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	100%	Inactive

China Metro-Rural Limited	British Virgin Islands (redomiciled from Cayman Islands)	Ordinary shares US$1	100%	100%	Investment holding

China Metro-Rural Exchange Limited	Hong Kong	Ordinary shares HK$10,000	100%	100%	Investment holding

China Northeast Logistics City Co., Ltd. ^ (Note (ii))	PRC	Registered capital US$35,000,000	100%	100%	Operating of agricultural logistic platform

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB500,000	100%	100%	Provision of property management and related service

China Metro-Rural Development Limited	Hong Kong	Ordinary shares HK$100	85%	85%	Investment holding

China Northeast Logistics City Dezhou Co., Ltd.^ (Note (ii))	PRC	Registered capital US$49,990,000	85%	85%	Operating of agricultural logistic platform

Dezhou Northeast City Property Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB50,000,000	85%	—	Not yet commenced operation

Dezhou Northeast City Advertising Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB2,000,000	85%	—	Not yet commenced operation

Dezhou North Asia Property Management Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB2,000,000	85%	—	Not yet commenced operation

China Focus City (H.K.) Holdings Limited (Note (iii))	Hong Kong	Ordinary shares HK$1	100%	—	Investment holding

China Northeast Logistics City Shenzhen Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB10,000,000	100%	—	Management company

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2012	2011

Qiqihar China Focus City Holdings (Group) Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB200,000,000	100%	—	Investment holding and rural-urban migration and city re-development

Qiqihar China Focus City China South Real Estates Development Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB100,000,000	100%	—	Property development

Qiqihar Northeast Logistics City Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB50,000,000	100%	—	Note yet commenced operation

Shenyang Jiataihe Investmnets Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB20,000,000	100%	—	Not yet commenced operation

Note:

(i):	The Company directly holds China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.
(ii):	These subsidiaries registered or operated in the PRC are wholly foreign owned enterprises.
(iii):	Incorporated during the current year.

The symbol of “ ^ ” represents the English name of the subsidiary for identification purpose only.