Form 20-F
period 2013-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2013-07-18
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

As of March 31, 2013 there were 73,543,782 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐  Item 17    ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS

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

PRESENTATION OF FINANCIAL INFORMATION

This is our fourth filing as a foreign private issuer on Form 20-F, and the fourth filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited, occurred during the year ended March 31, 2010, has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or Distribution. On November 30, 2012, the Company disposed of its entire equity interest in China Focus City (H.K.) Holdings Limited (“HK CFC”) and, in effect, disposed of its entire equity interest in Qiqihar China Focus City Holdings (Group) Co., Ltd. (“Qiqihar CFC”). In line with the accounting policies of the Company and its subsidiaries, or the Group, the results attributable to MSIL, HK CFC and Qiqihar CFC are shown as discontinued operations in the Group’s consolidated financial statements.

ii

The results of the continuing operations are presented in the consolidated income statement for the three years ended March 31, 2013. However, discontinued operations are presented in the consolidated income statement for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations. While contained in the consolidated financial statements in this Annual Report, the statement of financial position as at March 31, 2013, 2012 and 2011 has not been revised for the discontinued operations.

Percentages and some amounts in this Annual Report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.8 to US$1.0, representing the rate for U.S. dollars in New York for cable transfers in Hong Kong dollars as certified for custom purposes by Federal Reserve Bank of New York. On July 12, 2013, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7581 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this Annual Report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this Annual Report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.35 to US$1.00. On July 12, 2013, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.1373 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report which are not historical facts may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including those described under “Risk Factors” beginning on page 7 of this Annual Report.

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

A. Selected Financial Data

The acquisition of equity interest of China Metro-Rural Limited, occurred during the year ended March 31, 2010, has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had been the holding company of China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when the Company and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, or Man Sang Discontinued Operations, which was previously operated through MSIL. The summary of consolidated income statement re-presents the results of continuing operations, where the results of MSIL are accounted for as discontinued operations net of taxation for all years presented.

On November 30, 2012, the Company disposed of the entire equity interest in HK CFC and, in effect, disposed of the entire equity interest in Qiqihar CFC, which currently represented the Company’s entire rural-urban migration and city re-development business. Upon the disposal of HK CFC and Qiqihar CFC, the Group has discontinued its rural-urban migration and city re-development business in Qiqihar, or Qiqihar Discontinued Operations. The summary of consolidated income statement re-presents the results of continuing operations, where the results of HK CFC and Qiqihar CFC are accounted for as discontinued operations net of taxation for all years presented.

The selected consolidated statements of operation data of the Group presents the results for the five years ended March 31, 2013, 2012, 2011, 2010 and 2009 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements of the Group for the years ended March 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated income statements of the Group for the years ended March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the Securities and Exchange Commission, or SEC, on January 18, 2011.

	For the years ended March 31,
	2013		2012		2011		2010		2009
	(HK$ in thousands, except for number of shares)
Income Statements Data:
Continuing Operations:
Revenue		284,759		765,872		581,573		337,659		1,044
Cost of sales		(217,955)		(467,195)		(352,265)		(209,415)		(664)

Gross profit		66,804		298,677		229,308		128,244		380
Other income, net		67,535		61,363		68,234		36,154		1,276
Other (losses)/gains, net		(69,617)		6,828		120,456		155,485		139,093
Selling expenses		(32,254)		(24,212)		(22,436)		(8,276)		(10,890)
Administrative expenses		(112,504)		(117,922)		(64,748)		(59,676)		(31,496)

Operating (loss)/profit		(80,036)		224,734		330,814		251,931		98,363
Finance income/(costs)—net		4,384		389		(3,124)		365		1,879
Share of loss of an associate		(1,606)		(2,456)		(386)		—		—

(Loss)/profit before income tax		(77,258)		222,667		327,304		252,296		100,242
Income tax expenses		(35,746)		(90,202)		(124,630)		(86,558)		(26,724)

(Loss)/profit for the year from continuing operation		(113,004)		132,465		202,674		165,738		73,518
Discontinued operations:
Profit/(loss) for the year from discontinued operations, net of tax		17,532		98,594		29,878		(24,189)		(140,336)

(Loss)/profit for the year		(95,742)		231,059		232,552		141,549		(66,818)

Attributable to:
Equity holders of the Company		(101,104)		208,986		227,346		171,408		42,540
Non-controlling interests		5,632		22,073		5,206		(29,859)		(109,358)

		(95,742)		231,059		232,552		141,549		(66,818)

(Loss)/earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the year:
Basic (loss)/earnings per share
From continuing operation	HK$	(1.61)	HK$	1.56	HK$	3.17	HK$	2.60	HK$	1.16
From discontinued operations	HK$	0.24	HK$	1.40	HK$	0.37	HK$	0.08	HK$	(0.49)

	HK$	(1.37)	HK$	2.96	HK$	3.54	HK$	2.68	HK$	0.67

Diluted (loss)/earnings per share
From continuing operation	HK$	(1.61)	HK$	1.56	HK$	3.17	HK$	2.60	HK$	1.16
From discontinued operations	HK$	0.24	HK$	1.40	HK$	0.37	HK$	0.08	HK$	(0.49)

	HK$	(1.37)	HK$	2.96	HK$	3.54	HK$	2.68	HK$	0.67

Shares used in computation of:
Basic (loss)/earnings per share
From continuing operation		73,544,000		70,536,000		64,126,000		63,834,000		63,826,000

From discontinued operations		73,544,000		70,536,000		64,126,000		63,834,000		63,826,000

Diluted (loss)/earnings per share
From continuing operation		73,544,000		70,536,000		64,126,000		63,834,000		63,826,000

From discontinued operations		73,544,000		70,536,000		64,126,000		63,834,000		63,826,000

Dividend—Non-cash (HK$’000)		—		—		466,474		—		—

The following table sets forth selected statements of financial position data of the Group as of the dates indicated. The selected consolidated statements of financial position data of the Group as of March 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of financial position data of the Group as of March 31, 2011 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed to SEC on July 11, 2011. The selected consolidated statements of financial position data of the Group as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to SEC on January 18, 2011.

	As of March 31,
	2013	2012	2011	2010	2009
	(HK$ in thousands, except for number of shares)
Statements of Financial Position Data:
Total non-current assets	934,448	903,966	855,083	1,481,913	1,213,858
Total current assets	2,268,430	2,271,913	1,010,026	1,996,151	1,609,514
Total assets	3,202,878	3,175,879	1,865,109	3,478,064	2,823,372
Total current liabilities	1,267,633	1,506,647	664,505	1,159,000	1,008,163
Total non-current liabilities	745,830	393,622	362,937	461,503	415,986
Total liabilities	2,013,463	1,900,269	1,027,442	1,620,503	1,424,149
Total equity	1,189,415	1,275,610	837,667	1,857,561	1,399,223

Share capital issued and outstanding (Preferred share 200,000; ordinary share 1,000,000,000, US$0.001 each)
Preferred share	100,000	100,000	100,000	100,000	—
Ordinary share	73,543,782	73,543,782	64,125,804	64,125,804	10,000

The following table sets forth selected income statements data of Qiqihar Discontinued Operations for the five years ended March 31, 2013, 2012, 2011, 2010 and 2009 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected income statements data of Qiqihar Discontinued Operations for the year ended March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed to SEC on July 11, 2011.

	For the years ended March 31,
	2013		2012		2011	2010	2009
	(HK$ in thousands)
Income Statements Data: Qiqihar Discontinued Operations:
Revenue		—		147,896	—	—	—
Cost of sales		—		(9,358)	—	—	—

Gross profit		—		138,538	—	—	—
Other income and gains, net		619		—	—	—	—
Expenses		(28,929)		(5,665)	—	—	—

Operating (loss)/profit		(28,310)		132,873	—	—	—
Finance income—net		8,009		238	—	—	—

(Loss)/profit before income tax		(20,301)		133,111	—	—	—
Income tax credits/(expenses)		5,355		(34,517)	—	—	—

(Loss)/profit for the year		(14,946)		98,594	—	—	—
Gain on disposal of discontinued operations		32,478		—	—	—	—

Profit from discontinued operations		17,532		98,594	—	—	—

Attributable to:
Equity holders of the Company		17,532		98,594	—	—	—
Non-controlling interests		—		—	—	—	—

		17,532		98,594	—	—	—

Earnings per share for profit from Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.24	HK$	1.40	—	—	—

Diluted	HK$	0.24	HK$	1.40	—	—	—

The following table sets forth selected statements of financial position data of Qiqihar Discontinued Operations as of the dates indicated. The selected statements of financial position data of Qiqihar Discontinued Operations as of November 30, 2012 (the date of the disposal) and March 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected statements of financial position data of Qiqihar Discontinued Operations as of March 31, 2011 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed to SEC on July 11, 2011. The selected statements of financial position data of Qiqihar Discontinued Operations as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to SEC on January 18, 2011.

	As of November 30,	As of March 31,
	2012	2012	2011	2010	2009
	(HK$ in thousands)
Statements of Financial Position Data of Qiqihar Discontinued Operations:
Total non-current assets	195,049	149,365	—	—	—
Total current assets	941,107	298,035	—	—	—
Total assets	1,136,156	447,400	—	—	—
Total current liabilities	804,116	132,792	—	—	—
Total non-current liabilities	—	—	—	—	—
Total liabilities	804,116	132,792	—	—	—
Total equity	332,040	314,608	—	—	—

The following table sets forth selected income statements data of Man Sang Discontinued Operations for the five years ended March 31, 2013, 2012, 2011, 2010 and 2009 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Man Sang Discontinued Operations for the years ended March 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected income statements data of Man Sang Discontinued Operations for the years ended March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the SEC on January 18, 2011.

	For the years ended March 31,
	2013	2012	2011		2010		2009
	(HK$ in thousands)
Income Statements Data: Man Sang Discontinued Operations:
Revenue	—	—		157,452		339,379		359,734
Cost of sales	—	—		(117,241)		(276,602)		(226,422)

Gross profit	—	—		40,211		62,777		133,312
Other income and gains/(losses), net	—	—		7,722		16,776		(9,783)
Recycling of exchange difference to profit or loss upon the Distribution	—	—		20,284		—		—
Expenses	—	—		(33,983)		(114,073)		(141,100)
Increase/(decrease) in fair values of investment properties and investment properties under construction	—	—		1,592		(3,991)		(184,572)

Operating profit/(loss)	—	—		35,826		(38,511)		(202,143)
Finance income—net	—	—		87		238		9,729
Share of results of an associate	—	—		17		48		(53)

Profit/(loss) before income tax	—	—		35,930		(38,225)		(192,467)
Income tax (expenses)/credits	—	—		(6,052)		14,036		52,131

Profit/(loss) for the year	—	—		29,878		(24,189)		(140,336)

Attributable to:
Equity holders of the Company	—	—		23,950		5,504		(30,978)
Non-controlling interests	—	—		5,928		(29,693)		(109,358)

	—	—		29,878		(24,189)		(140,336)

Earnings/(loss) per share for profit/(loss) from Man Sang Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	—	HK$	0.37	HK$	0.08	HK$	(0.49)

Diluted	—	—	HK$	0.37	HK$	0.08	HK$	(0.49)

The following table sets forth selected statements of financial position data of Man Sang Discontinued Operations as of the dates indicated. The selected statements of financial position data of Man Sang Discontinued Operations as of July 28, 2010 (the date of the Distribution) has been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected statements of financial position data of Man Sang Discontinued Operations as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the SEC on January 18, 2011.

	As of July 28,	As of March 31,
	2010	2010	2009
	(HK$ in thousands)
Statements of Financial Position Data of Man Sang Discontinued Operations:
Total non-current assets	1,046,725	1,015,399	1,132,000
Total current assets	1,069,473	1,059,250	946,309
Total assets	2,116,198	2,074,649	2,078,309
Total current liabilities	690,328	722,506	598,364
Total non-current liabilities	153,541	107,907	206,634
Total liabilities	843,869	830,413	804,998
Total equity	1,272,329	1,244,236	1,273,311

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

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issuance and withdrawal of Hong Kong currency in circulation, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The Hong Kong government has indicated its intention to maintain the link at that rate. Under the Basic Law, the Hong Kong dollar will continue to circulate and remain freely convertible. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar.

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

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2009	7.7500	7.8159	7.7731	7.7497
Fiscal Year Ended March 31, 2010	7.7647	7.7752	7.7541	7.7495
Fiscal Year Ended March 31, 2011	7.7750	7.8040	7.7745	7.7501
Fiscal Year Ended March 31, 2012	7.7656	7.8087	7.7772	7.7532
Fiscal Year Ended March 31, 2013	7.7629	7.7699	7.7554	7.7493
Last Six Months
January 2013	7.7560	7.7585	7.7530	7.7503
February 2013	7.7546	7.7580	7.7552	7.7531
March 2013	7.7629	7.7640	7.7592	7.7551
April 2013	7.7606	7.7652	7.7631	7.7606
May 2013	7.7625	7.7639	7.7614	7.7587
June 2013	7.7560	7.7654	7.7602	7.7534

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 12, 2013, the exchange rate was HK$7.7581 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2009	6.8329	7.0185	6.8532	6.7800
Fiscal Year Ended March 31, 2010	6.8258	6.8371	6.8268	6.8176
Fiscal Year Ended March 31, 2011	6.5483	6.8323	6.6972	6.5483
Fiscal Year Ended March 31, 2012	6.2975	6.5477	6.3970	6.2935
Fiscal Year Ended March 31, 2013	6.2108	6.3879	6.2787	6.2105
Last Six Months
January 2013	6.2204	6.2303	6.2215	6.2134
February 2013	6.2213	6.2438	6.2322	6.2213
March 2013	6.1208	6.2246	6.2154	6.2105
April 2013	6.1647	6.2078	6.1861	6.1647
May 2013	6.1340	6.1647	6.1416	6.1213
June 2013	6.1374	6.1488	6.1342	6.1248

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 12, 2013, the exchange rate was RMB6.1373 per US$1.00.

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

We have established logistics platforms in Tieling, Liaoning Province called “China Northeast Logistics City—Tieling” and in Dezhou, Shandong Province called “China Northeast Logistics City—Dezhou”, which are available to Tieling and Dezhou as well as regional and international traders based upon an open and free market system for the mutual benefit of sellers and buyers. The logistics platforms are designed to facilitate the marketing of products provided or desired by willing buyers and sellers. Agriculture products have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources.

We have established a rural-urban migration and city re-development business in the prior year in Qiqihar, Heilongjiang Province called “China Focus City—Qiqihar”, which was available to Qiqihar as well as regional traders and residents which will be comprised of commercial, business, residential and governmental districts. China Focus City—Qiqihar was designed to accommodate the local government’s plan to relocate the administration center of Qiqihar. Following the disposal of China Focus City—Qiqihar in the fiscal year ended March 31, 2013, we will continue to carry out this business through other locations. The rural-urban migration and city re-development business has risk exposure including change of local and national economic climates and government policies.

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

China’s per capita energy demand and increased use of automobiles associated with urbanization will critically shape the environmental prospects in China. Reduction in environmental pollution will require the PRC Government to encourage the replacement of outdated and environmentally polluting technologies, increasing energy efficiency and emission standards comparable to those used in Europe and the U.S., and price polluting industrial inputs to reflect the cost of pollution cleanup. The PRC Government would also need to consider imposing taxes on such items as coal, based on sulfur and ash content, investing in alternative technologies in public transport and domestic energy use, such as the greater use of gas for cooking, planning and regulating industrial, and public and household uses more effectively. Each of these events could have a material adverse effect on our operations.

The results of our operations substantially depend on our ability to execute our business strategy and on economic growth in the regions of our trade center projects.

The results of our operations substantially depend on the successful execution of our business strategy to attract and retain high quality tenants, achieve market rental rates and improve the surrounding infrastructure. Our success will also depend upon continuing growth in the economic activities region, as well as regions surrounding properties planned for future development, and our ability to compete with other similar businesses. We may face challenges in implementing our strategy, and our ability to achieve our goals may be adversely affected by various factors, some of which are beyond our control. If we are not able to execute our business strategy or successfully compete with other similar businesses, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to increase our revenues from or sustain our rapid growth rate on revenues from servicing and assignments of development rights, sales or leases of properties or achieve satisfactory rental rates from period to period.

Our revenues from the sales of trade center units in fiscal year 2011 and fiscal year 2012 were HK$575.6 million and HK$758.4 million, respectively. Our revenue from the leases of properties increased from HK$4.5 million in the fiscal year 2011 to HK$3.9 million in the fiscal year 2012 and our revenue from property management services increased from HK$1.5 million in the fiscal year 2011 to HK$3.6 million in the fiscal year 2012. Our revenue from servicing and assignments of development rights in the fiscal year 2012 attributable to Qiqihar Discontinued Operation was HK$147.9 million. Our revenue in the fiscal year 2013 was HK$284.8 million, which includes revenue from leases of properties and property management services of HK$5.0 million and HK$6.4 million, respectively.

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

We currently rely on China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues as well as our revenue from servicing and assignments of development rights. We may be unsuccessful in expanding our projects in these cities, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for our agricultural logistics business revenues and our revenue from servicing and assignments of development rights. These revenue sources may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, or their attractiveness to tenants and developers, we will not have income from other properties in our agricultural logistics business and rural-urban migration and city re-development business to mitigate any ensuing loss. A concentration of investments in only few locations will cause China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling to be highly susceptible to a downturn in Northeast China’s agricultural, property or logistics industry. In addition, any property damage at any one of China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling will continue to attract tenants or developers to generate revenue, or that we will be successful in the future. Although we have projects planned for future development in 2013, 2014 and 2015, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

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

Our Hong Kong subsidiary, China Metro-Rural Development Limited, signed a framework agreement with Dezhou Municipal Government in 2010. Pursuant to this framework agreement, the Dezhou Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Northeast Logistics City—Dezhou”.

Our Hong Kong subsidiary, China Glorious City Development Limited, signed a framework agreement with Hengyang Municipal Government in the fiscal year ended March 31, 2013. Pursuant to this framework agreement, the Hengyang Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms which will be called “China Glorious City—Hengyang”.

Our Hong Kong subsidiary, China Glorious City Investments Limited, signed a framework agreement with Zhoukou Municipal Government in the fiscal year ended March 31, 2013. Pursuant to this framework agreement, the Zhoukou Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms which will be called “China Glorious City—Zhoukou”.

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

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and Proficient Success Limited. As of March 31, 2013, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,448,116,976 of the 6,053,564,000 outstanding shares of China South City Holdings Limited, or China South City. China South City is one of the leading developers and operators of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

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

Three of our PRC subsidiaries, China Northeast Logistics City Co. Ltd., or China Tieling Northeast, Northeast Logistics City Dezhou Co., Ltd., or China Dezhou Northeast, and China Glorious City (Hengyang) Co. Ltd., or China Hengyang Glorious, are wholly foreign owned enterprises, and are subject to restrictions imposed by relevant PRC laws and regulations.

China Tieling Northeast, China Dezhou Northeast and China Hengyang Glorious were approved by their respective local authorities and filed with the PRC Ministry of Commerce as wholly foreign owned enterprises and, accordingly, are subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on their ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into their capital accounts. In addition, China Tieling Northeast, China Dezhou Northeast and China Hengyang Glorious, as foreign investment real estate enterprises, are required to maintain registered capital levels at 50% or more of their total investment. As of March 31, 2013, the registered total investment in China Tieling Northeast, China Dezhou Northeast and China Hengyang Glorious were US$49.80 million, US$49.90 and US$99.99 million respectively, including registered capital of US$35.0 million, US$49.9 million and US$30.0 million, representing approximately 70%, 100% and 30% of their respectively registered total investment. Currently, China Tieling Northeast, China Dezhou Northeast and China Hengyang Glorious, our project companies for our property planned for future development in Liaoning, Shandong and Hunan, are our only subsidiaries categorized as foreign investment real estate enterprises.

The cyclical nature of the real estate, agricultural and logistics industries could adversely affect our results of operations.

Our results of operations are and will continue to be affected by the cyclical nature of the real estate, agricultural and logistics industries in the PRC. Property values and rents are affected by, among other factors, the supply and demand of comparable properties, interest rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. Our tenants and customers may be affected by the weather, climate, import and export of agricultural products and machines, price of the agricultural products and the fluctuation of the RMB. We cannot assure that property values and rents will not decline. In addition, increased competition brought by any additional supply could adversely affect trade center rents and occupancy rates as well as sales prices for new trade center units. Our trade centers depend upon the growing demand for industrial and agricultural materials and logistics services in China. A significant downturn in the PRC economy could adversely affect such demand, as well as the demand by suppliers for trade center units.

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

Two of our subsidiaries located in Dezhou, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. (a wholly-owned subsidiary of China Dezhou Northeast), are also required to hold qualification certificates as a real estate developer in mainland China. The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast will expire on September 30, 2013 and the interim qualification certificate of Dezhou Northeast City Property Co., Ltd. has expired on June 30, 2013 and is in the process of applying to renew the qualification certificate. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

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

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it, and, therefore, we have not made the additional payments of land appreciation tax during the fiscal years ended March 31, 2011 and 2012 and the current period. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the local municipal tax authorities. In fiscal years ended March 31, 2011 and 2012, we paid land appreciation tax to the local municipal tax authorities in the amounts of HK$11.9 million and HK$18.8 million, respectively. In fiscal years ended March 31, 2011 and 2012, we made provisions for land appreciation in the amounts of HK$45.9 million and HK$27.8 million, respectively. In the fiscal year ended March 31, 2013, we paid land appreciation tax to the local municipal tax authorities in the amount of HK$18.6 million, and we made a write-back of provision in the amount of HK$1.4 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land to be developed if it does not comply with the terms of our land grant contract.

Under PRC laws, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. Further, if the development is delayed for longer than one year, the developer may be restricted from bidding for any new land. Thus, if we were to delay development on the lands acquired for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou (and if these restrictions were applied to us), we may be restricted from bidding for other land designated to us for development. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of the above projects will not occur in the future.

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

To date, for investment activities, we have relied primarily on bank borrowings and other loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2013, we had net current assets of HK$1,000.8 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals, excluding shareholder’s loans and loans from a non-controlling interest) amounted approximately HK$1,274.1 million, which included primarily bank and other borrowings, trade payables, other payables and accruals and convertible bonds in the amounts of HK$584.0 million, HK$383.4 million and HK$306.7 million, respectively. Approximately HK$286.7 million of our total borrowings were due within one year or on demand and approximately HK$297.3 million were due within a period of more than one year but not exceeding five years. The projected total investment for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou could be up to an amount of approximately US$2 billion and US$5 billion, respectively.

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

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities treat our project companies, as real property developers, we have been subject to these measures and regulations with respect to China Tieling Northeast, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. Additionally, the PRC Government has also recently introduced a number of restrictions on individuals’ purchases of residential properties. These restrictions may affect our sales of residential properties to individual customers.

We may incur substantial additional indebtedness in the future.

As of March 31, 2013, our debt-to-equity ratio (total bank and other borrowings and convertible bonds/total equity) was approximately 74.9%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if we or our subsidiaries incur additional debt. For example, the additional debt could:

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

If we are unable to comply with the restrictions and covenants in our loan agreements, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

The bank loan agreements of our PRC subsidiaries contain a number of significant restrictive covenants. These covenants restrict, among other things, our PRC subsidiaries’ ability and the ability of their subsidiaries to incur additional debt or make guarantees, incur liens, pay dividends or distributions on its or its subsidiaries’ capital stock, prepay certain indebtedness, sell or transfer property or assets, make investments and merge or consolidate with another company.

If our PRC subsidiaries are unable to comply with the restrictions and covenants in its current or future loan and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to our PRC subsidiaries, accelerate the outstanding debt and/or terminate the agreements, as the case may be. If the underlying obligation relates to our PRC subsidiaries’ secured borrowings, the lender can enforce the mortgages over the property securing the defaulted loan. If any of these events occur, our PRC subsidiaries cannot assure that their assets and cash flows would be sufficient to repay all of their indebtedness, or that they would be able to obtain alternative financing on terms that are favorable or acceptable to our PRC subsidiaries.

Our PRC subsidiaries are not currently in breach of any of these covenants.

In addition, the terms and conditions of convertible bonds we issued during the fiscal year ended March 31, 2013, contained a number of significant restrictive covenants as well as financial covenants. These covenants restricted our ability and our non-PRC incorporated subsidiaries’ ability to incur additional secured debts, incur liens, pay dividends distribution on its capital stock, prepay certain indebtedness, sell or transfer assets and merge or consolidate with another company.

If we are unable to comply with these restrictions and covenants, there could be a default under the terms of these convertible bonds. In the event of default under these convertible bonds, the holder of the convertible bonds could accelerate the repayment of these convertible bonds. If this occurs, we cannot assure that our assets and cash flows would be sufficient to repay all of our indebtedness, or that we would be able to obtain alternative financing on terms that are favorable or acceptable to us.

We have obtained a wavier from the holders of these convertible bonds in respect of any non-compliance of covenants during the fiscal year ended March 31, 2013.

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

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, some of our PRC subsidiaries may be required to set aside at least 10% of its after-tax profits based on PRC accounting standards in accordance with their articles of association and PRC law each year to its PRC statutory reserve until the cumulative amount of such reserve reaches 50% of its registered capital. As of March 31, 2013, we have PRC statutory reserve of approximately HK$114,393,000 for our PRC subsidiaries.

Any occurrence of avian influenza or other widespread public health problems could adversely affect our business, financial condition and results of operations.

In December 2003, January 2004 and March 2013, there were media reports regarding the spread of the avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. We cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and our property market generally, and on our business, financial condition and results of operations.

Restrictions on foreign currency exchange may limit our ability to obtain and remit foreign currency or to utilize our revenues effectively.

We currently receive substantially all of our revenues in Renminbi through our ownership and operation of China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the relevant local office of the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

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

As of July 1, 2013, our principal shareholder, Mr. Cheng Chung Hing, Ricky, our director, together with his affiliates, controls 37,338,104 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 40,529,329, or 52.82%, of our outstanding voting shares.

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

We cannot predict the effect, if any, of future sales of ordinary shares, or the availability of shares for future sales, on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. In addition, a large supply of saleable ordinary shares, such as those underlying warrants issued in our May 2011 offering and August 2011 placements and those underlying convertible bonds and warrants issued in our August 2012 placement or other shares eligible for future sale, may adversely affect the prevailing market prices for our ordinary shares.

Our securities offering in May 2011 and our convertible bonds issued in August 2012 could prevent the acquisition or sale of our business.

The exercise price of the warrants issued in our offering in May 2011 and the convertible bonds and warrants issued in our August 2012 placement may be decreased if we issue securities below certain prices or if we fail to meet certain financial targets set forth in the warrants and convertible bonds. The exercise of the convertible bonds and warrants could further dilute the holdings of existing shareholders.

In addition, the issuance of our ordinary shares to the investors upon exercise of the offered warrants and convertible bonds could have an anti-takeover effect because such issuance will make it more difficult for, or discourage an attempt by, a party to obtain control of the Company by tender offer or other means. Such issuance of ordinary shares will increase the number of shares entitled to vote, increase the number of votes required to approve a change of control of the Company, and dilute the interest of a party attempting to obtain control of the Company.

Risks Relating to Doing Business in the PRC

Economic, political and social conditions, as well as government policies in China could have a material adverse effect on our business, results of operations and financial condition.

All of our agricultural logistics business is conducted in, and all of our agricultural logistics revenues are derived from China. The economy of China differs from the economies of most developed countries in many respects, including, but not limited to: structure; governmental involvement; level of development; growth rate of gross domestic product, or GDP; capital re-investment; allocation of resources; control of foreign currency; and rate of inflation. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC Government has implemented measures emphasizing the utilization of market forces for economic reform, a substantial portion of productive assets in China is still owned by the PRC Government. In addition, the PRC Government continues to play a significant role in regulating industries by imposing industrial policies. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

In previous years, the PRC Government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2012, China’s real GDP grew by a rate of an estimated 7.75% as compared to a rate of 9.2% and 10.3% in 2011 and 2010, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC Government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC Government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

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

From 1994 until recently, the conversion of Renminbi into U.S. dollars was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the People’s Bank of China announced a reform of its exchange rate system and revalued the Renminbi to RMB8.11 to US$1.00. Under the reform, the Renminbi would no longer be effectively linked to the United States dollar but instead would be allowed to fluctuate within a narrow and managed band against a basket of foreign currencies. We cannot assure you that such exchange rate will not fluctuate widely against the U.S. dollar, Hong Kong dollar or any other foreign currency in the future. The PRC Government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. However, we cannot predict if or when these further reforms will occur. Although currently a substantial portion of our revenues, expenses and bank loans are denominated in Renminbi, we do have loans that are denominated in Hong Kong dollars and convertible bonds that are denominated in United States dollars. Fluctuation of the value of Renminbi will affect the amount of our non-Renminbi debt service in Renminbi terms since we have to convert Renminbi into non-Renminbi currencies to service our foreign debt. Since a substantial portion of income and profits are denominated in Renminbi, any appreciation of Renminbi will also increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi will decrease the value of, and any dividends payable on, our shares in foreign currency terms.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are subject of certain SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, (including our independent registered accounting firm) losing, temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit our company, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE MKT, or deregistration from the SEC, or both, which could substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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

U.S. holders of our ordinary shares and warrants may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares and warrants. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2013. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares and warrants could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See ‘‘Material United States Federal Income Tax Consequences.’’

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

In addition, on July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL held by the Company, represented approximately 494 million ordinary shares of MSIL and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and has discontinued its pearls and real estate businesses, or Man Sang Discontinued Operations, which was previously operated through MSIL. Selected financial data of Man Sang Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Data”.

On November 30, 2012, the Company disposed of its entire interest in CFC HK and, in effect, disposed of its entire interest in Qiqihar CFC, which represented Qiqihar Discontinued Operations. The Group will continue to carry out its rural-urban migration and city re-development business through other subsidiaries. Selected financial date of Qiqihar Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Data”.

B. Business Overview

China Metro-Rural Holdings Limited, or China Metro, is focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China that facilitate a relationship between sellers and buyers of agricultural products and small goods, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area. In addition, China Metro also carry out rural-urban migration and city re-development business, which consists of development and sales of commercial and residential properties and servicing and assignments of development rights to independent third party developers.

On November 30, 2012, the Company disposed of its entire interest in HK CFC and, in effect, disposed of its entire entity interest in Qiqihar CFC, which currently represented the Company’s entire rural-urban migration and city re-development business. Accordingly, the rural-urban migration and city re-development business carried out by HK CFC and Qiqihar CFC have been classified as discontinued operations (“Qiqihar Discontinued Operations”). The Group will continue to carry out its rural-urban migration and city re-development business through other subsidiaries.

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

As of March 31, 2013, a total GFA of approximately 514,680 square meters (excluding self-used properties) were completed and more than 3,000 independent individuals had entered into sales and purchase agreements to purchase more than approximately 301,000 square meters of GFA, or approximately 58%, of our completed GFA. As of March 31, 2013, we completed sales of GFA of approximately 301,000 square meters (including approximately 39,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$22,478,000, or 2% of such sales, as of March 31, 2013. An additional approximately 146,000 square meters of GFA are under construction. In addition, we have GFA of approximately 263,000 square meters and approximately 94,000 square meters, which included GFA under construction, available for sale and pre-sale, and for lease, respectively, of which approximately 130,000 square meters for sale and approximately 81,000 square meters for lease have been completed.

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

As of March 31, 2013, a total GFA of approximately 231,000 square meters were completed and more than 1,900 independent individuals had entered into sales and purchase agreements to purchase more than approximately 162,000 square meters of GFA, or approximately 70%, of our completed GFA. As of March 31, 2013, we completed sales of GFA of approximately 162,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$26,217,000, or 3% of such sales, As of March 31, 2013. An additional approximately 150,000 square meters of GFA are under construction.

As of March 31, 2013, our total investments for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou are approximately RMB2,067 million (US$328 million) and RMB1,427 million (US$226 million), respectively.

Rural-urban migration and city re-development business

Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center districts. It is China Metro’s strategy to assign the development rights to independent third party developers on portion of land plots that have been allocated by the local government under framework agreements for their development in return for a premium while retaining the remaining portion for China Metro’s own development.

China Metro previously carried out rural-urban migration and city re-development business through China Focus City—Qiqihar. Upon disposal of China Focus City—Qiqihar during the fiscal year ended March 31, 2013, China Metro will continue this business through other locations.

All of our agricultural logistics business revenues were derived from our operations at China Northeast Logistics City—Tieling, and China Northeast Logistics City—Dezhou, and were from sales, leases and management of trade center units. China Northeast Logistics City—Tieling began to generate revenue in the fiscal year ended March 31, 2009 with net revenue of approximately HK$1.1 million, all of which were contributed from sales of trade center units. Net revenues in the fiscal year ended March 31, 2010 were approximately HK$337.7 million, with HK$336.7 million, HK$0.6 million and HK$0.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Net revenues in the fiscal year ended March 31, 2011 were approximately HK$581.6 million, with HK$575.6 million, HK$4.5 million and HK$1.5 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. During the fiscal year ended March 31, 2012, Northeast Logistics City—Dezhou commenced to contribute to our agricultural logistics business. Net revenues in fiscal year ended March 31, 2012 were approximately HK$913.8 million, with HK$758.4 million, HK$3.9 million and HK$3.6 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively, whereas our rural-urban migration and city re-development business contributed revenue of approximately HK$147.9 million through servicing and assignments of development rights at Qiqihar City. Net revenues in fiscal year ended March 31, 2013 were approximately HK$284.8 million, with HK$273.4 million, HK$5.0 million and HK$6.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties (which include investment properties under construction) were approximately HK$111.5 million, HK$2.6 million and HK$6.2 million, in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. In the fiscal years ended March 31, 2011, 2012, and 2013, changes in fair values of investment properties represented positive of 41.3%, positive of 1.5% and negative of 4.1%, respectively, of our net profit from our continuing operation after taking into account relevant deferred income tax.

The following maps illustrate the geographic location and construction planning of China Northeast Logistics City—Tieling:

The following maps illustrate the geographic location of China Northeast Logistics City—Dezhou:

Completed Property Development

China Northeast Logistics City—Tieling

Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. Construction of 514,680 square meters of trade centers and residential properties was completed as of March 31, 2013.

China Northeast Logistics City—Dezhou

Phase I of China Northeast Logistics City—Dezhou will cover a planned GFA of approximately 2.9 million square meters. Construction of 231,000 square meters of trade centers was completed as of March 31, 2013.

Properties under Development

China Northeast Logistics City—Tieling

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Tieling with a planned GFA of approximately 146,000 square meters.

China Northeast Logistics City—Dezhou

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Dezhou with a planned GFA of approximately 150,000 square meters.

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

China Northeast Logistics City—Dezhou:

China Northeast Logistics City—Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three-hour drive from Beijing and eight-hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 5 million and 94 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$792 billion in 2012, which ranked third among Chinese provinces.

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

The two founding shareholders of China Metro-Rural Limited, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of the founding shareholders of China Metro-Rural Limited, is also the Chairman of Shenzhen Logistics and Supply Chain Management Association. He is also a member of the Shenzhen Committee of the Chinese People’s Political Consultative Conference and a member of Guangxi Committee of Chinese People’s Consultative Conference. Mr. Leung Moon Lam is a member of the Liaoning committee of the Chinese People’s Political Consultative Conference. He is also the Chairman of Federation of Hong Kong Shenzhen Association and Chairman of the Shenzhen Textile Industry Association.

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

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers, which we expect will be offered at higher rental rates and sales prices. In the fiscal year ended March 31, 2013, our overall average selling price was HK$5,733 per square meter, represented an increase of approximately 10% as compared with the average selling price of HK$5,194 per square meter in the fiscal year ended March 31, 2012.

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

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City—Tieling, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. We have also signed non-binding memorandum of understanding with two state-owned enterprises (China Grains and Logistics Corporation) to be anchor tenants and entered into a strategic alliance with Liaoning Chemical Fertilizers Co. Ltd. to build the largest fertilizer trade market in Liaoning. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

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

Achieve and maintain an optimal mix between land for self development, and servicing and assignments of development rights.

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

We have paid for and signed a land grant contract with the local government for approximately 1,788,308 square meters of land planned for use in Phase I and 558,586 square meters of land planned for use on Phase II, which together representing approximately 60%, of the total site area for China Northeast Logistics City—Tieling. As of March 31, 2013, we received all land use rights for Phase I of our development. All the land has gone through auctions.

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

Sales and Marketing

As of March 31, 2013, we had a team of approximately 50 and 59 sales and marketing and customer services personnel located in Tieling City and Dezhou City, respectively, who are responsible for the sales, leasing and marketing of the store units in the trade centers, residential and other properties. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

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

Lease Agreements

China Northeast Logistics City—Tieling

Overview

As of March 31, 2013, we had approximately 2,600 completed trade center units for lease at China Northeast Logistics City—Tieling. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of Phase I trade center units, we provided early tenants with preferential rental rates and rent-free periods of up to 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our Phase I trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2013, taking into account the above preferential terms, the average effective monthly rental rate for our Phase I trade center units is approximately RMB 61 per square meter annually (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business more efficiently and effectively, we have constructed and occupied the following properties at China Northeast Logistics City—Tieling as at March 31, 2013:

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

Recent Developments

China Northeast Logistics City—Tieling

During the past few years we have acquired four parcels of land with a total site area of approximately 558,586 square meters for the next phase, or Phase II, of China Northeast Logistics City—Tieling.

For the portion of Phase I of China Northeast Logistics City—Tieling that has been pre-sold/sold, average selling price decreased by approximately 68% from HK$4,132 per square meter in the fiscal year ended March 31, 2012 to HK$1,308 per square meter in the fiscal year ended March 31, 2013. As of March 31, 2013, we have pre-sold/sold total GFA of approximately 304,000 square meters.

Sales of GFA decreased by 99.5% from approximately 31,000 square meters in the fiscal year ended March 31, 2012 to 164 square meters in the fiscal year ended March 31, 2013.

China Northeast Logistics City—Dezhou

We have acquired land use rights for the first parcels of land from local Land Bureau with site area of approximately 602,386 and commenced construction in June 2011. GFA of approximately 231,000 square meters was completed during the fiscal year ended March 31, 2013and GFA of approximately 150,000 square meters is still under construction.

For the GFA we have pre-sold/sold, average selling price increased by approximately 4.9% from HK$5,480 per square meter in the fiscal year ended March 31, 2012 to HK$5,749 per square meter in the fiscal year ended March 31, 2013. As of March 31, 2013, we have pre-sold/sold total GFA of approximately 187,000 square meters.

Sales of GFA decreased by 59.1% from approximately 115,000 square meters in the fiscal year ended March 31, 2012 to 47,000 square meters in the fiscal year ended March 31, 2013.

Our Corporate Information

Our principal executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., located at 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “ ” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ” and “NLC” with the Trademark Office of the State Administration For Industry and Commerce of the PRC under various categories relating to metals, textiles, machines, electronics and many other categories. We are also the owner of the domain names of “nlc88.com”, “nlc86.com”, “ ..com” and “www.chinametrorural.com”.

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

Our China administrative office for Shenzhen head office is located at Suite 2119-2123, 2125-2127, 21/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 564 square meters and is staffed by management and office personnel.

Legal Proceedings

As of March 31, 2013, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution, earthquake and acts of terrorism. As of March 31, 2013, we have not experienced any significant loss or damage to our properties.

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

Overview

We, through our PRC subsidiaries, China Tieling Northeast, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd., are developers in the PRC of integrated agricultural logistics and trade centers and residential and commercial properties, and are subject to extensive government regulations in the PRC. In connection with our integrated agricultural logistics and trade center development and residential and commercial property development activities, we are subject to a number of PRC laws and regulations relating to the land system in the PRC, such as those related to land use rights (including how land use rights may be acquired and transferred), documents of title, property development, real estate loans, mortgages and other financing techniques, property management, leasing and property-specific taxes. Our customers and agricultural logistics providers located on-site at Tieling and Dezhou are subject to PRC laws and regulations, and licensing requirements, relating to the import/export industry and the provision of agricultural logistics services.

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

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we acknowledge that China Tieling Northeast, China Dezhou Northeast and China Hengyang Glorious are treated as foreign investment real estate enterprises engaged in integrated logistics projects and are subject to the requirements imposed on such enterprises.

PRC law requires that a foreign investment project be approved by government authorities at the appropriate level depending on the amount of the investment by the foreign enterprise and the industries to which the project belongs under the foreign investment catalog. China Tieling Northeast has obtained approval from the Tieling Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise and have subsequently received approval on two occasions to increase the investment capital to US$35.0 million. China Dezhou Northeast has obtained approval from the Dezhou Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise with investment capital of US$49.9 million. China Hengyang Glorious has obtained approval from the Hengyang Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise with investment capital of US$99.99 million.

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

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. to allow China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd to undertake the development of properties in the PRC. The interim qualification certificates of China Dezhou Northeast will expire on September 30, 2013 and the interim qualification certificate of Dezhou Northeast City Property Co., Ltd. has expired on June 30, 2013 and is in the process of applying to renew the qualification certificate.

Each of China Tieling Northeast, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. have the requisite qualification certificates for engaging in their property development activities. China Tieling Northeast, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. will apply to obtain the requisite qualification certificates for their properties planned for future development in Tieling City, Dezhou City and Qiqihar as required to conduct their operations.

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

In accordance with the Notice on Further Implementing Regulation and Control of Real Property Market ( ) issued by the State Council on February 26, 2013, the issuance the pre-sale certificate may be suspended if the pre-sale price is unreasonably high and the developer refuses to accept the direction of the relevant government authority, or the property project is not subject to the pre-sale revenue supervision.

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

The land for welfare houses, rebuilding of shanty areas and ordinary residential premises shall be no less than 70% of the total supply of residential lands and supplied with top priority. A developer who has violated relative laws and regulations will be restricted on purchasing any new land. The shareholders of a developer shall not provide loans, entrusted loans, guarantee or other financing against applicable regulations to the developer during the biding and construction process. For any developer participating in land speculation or with idle land, the banks shall not make new development loans and China Securities Regulatory Commission (“CSRC”) shall temporarily reject its application for listing, rights issue and material assets restructuring.

On February 26, 2013, the State Council issued the Notice on Further Implementing Regulation and Control of Real Property Markets ( ) and required strict implementation of certain on-going restrictive measures with respect to residential properties, including that (i) the restriction area should cover the relevant cities’ entire administrative area; the restrictive measures should apply to all the newly established or second-hand residential properties in such cities; and the qualification review of the purchasers should be conducted before the execution of the purchase agreement or subscription agreement; (ii) the minimum down payment of the total purchase price and the minimum mortgage lending interest rate for a second residential property may be further raised in cities where the housing prices are increasing at an excessively high rate; (iii) the individual income tax rate for selling any self-owned residential properties should strictly be 20%, if the original value of such properties could be verified through taxation or real estate registration records.

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

According to the Circular on Printing and Issuing the Pilot Program for Transition from Business Tax to Value Added Tax ( ) jointly issued by the MOF and State Administration of Taxation on October 16, 2011, the MOF and the State Administration of Taxation introduced two new band rates of 11% (transportation and construction industries) and 6% (part of modern service industries) on the basis of the standard value-added tax rate of 17% and the lesser value-added tax rate of 13% first commenced in Shanghai on January 1, 2012. Furthermore, nine cities and provinces have also officially applied to participate, specifically Tianjin, Chongqing, Jiangsu, Anhui, Fujian, Xiamen, Shenzhen, Hunan and Hainan in accordance with the Circular on Implementing the Pilot Policy of Transition on Business Tax to Value-Added Tax in Eight Cities and Provinces Including Beijing ( ) jointly issued by the MOF and State Administration of Taxation. On April 10, 2013, the State Council decided that such policy be implemented in all the areas within China since August 1, 2013. Therefore, storage and other services provided by our Company may be subject to the policy of the transition from business tax to value-added tax since August 1, 2013.

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

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. There was no environmental compliance cost incurred for both fiscal years 2013 and 2012.

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2013, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

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

People’s Republic of China

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters at China Northeast Logistics City—Tieling, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC, which are staffed by management and office personnel. We have land use rights and building ownership rights for the buildings in which our China Northeast Logistics City—Tieling office and sales center are located. Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhiu, Shandong Province, PRC, which comprises approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee on a rent-free basis. Our China administrative office for Shenzhen head office is located at Suite 2119-2123, 2125-2127, 21/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 564 square meters and is staffed by management and office personnel.

Properties for sale and lease. Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. As of March 31, 2013, construction of approximately 514,680 square meters of trade centers and residential properties were completed, out of which, approximately 301,000 square meters were sold; whereas among approximately 2,600 completed trade center units for lease, approximately 430 units were leased out. China Northeast Logistics City—Dezhou is expected to provide GFA of approximately 15.0 million square meters. As of March 31, 2013, construction of approximately 231,000 square meters of trade centers were completed, out of which, approximately 162,000 square meters were sold.

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

On July 28, 2010, the Company declared a dividend to its shareholders by way of distribution in specie of the entire equity interest in MSIL held by the Company, represented by 494 million ordinary shares, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, or Man Sang Discontinued Operations, which was previously operated through MSIL. Details of results of Man Sang Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Data”.

On November 30, 2012, the Company disposed of its entire interest in CFC HK and, in effect, disposed of its entire interest in Qiqihar CFC, which represented Qiqihar Discontinued Operations. The Group will continue to carry out its rural-urban migration and city re-development business through other subsidiaries. Details of results of Qiqihar Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Date”.

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2013 and 2012 and for the years ended March 31, 2013, 2012 and 2011.

Overview

At the end of the fiscal year ended March 31, 2013, the Group had two main business segments, our Agricultural Logistics Operation and Rural-Urban Migration and City Re-development Operation, which are presented as the continuing operations on the face of the consolidated income statements of the Group for the fiscal years ended March 31, 2013, 2012 and 2011.

As a result of the disposal of HK CFC and Qiqihar CFC, our Rural-Urban Migration and City Re-development Operations—Qiqihar was classified as Qiqihar Discontinued Operations, which comprised of (1) servicing and assignments of development rights and (2) development and sale of residential, commercial and other auxiliary properties in new city center district of Qiqihar City.

Another of our discontinued business segments was engaged in the purchase, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products, or the Pearl Operation. We were one of the world’s largest purchasers and processors of saltwater cultured and freshwater cultured pearls.

Another of our discontinued business segment was engaged in real estate development and real estate leasing, or the Real Estate Operation. We operated real estate for lease and sale in Hong Kong and the PRC, including (1) an industrial complex located in the Shenzhen Special Economic Zone, PRC, or the Man Sang Industrial City; (2) China Pearls and Jewellery City, a market center with various supporting facilities, including manufacturing, processing, exhibition and residential facilities, among others, located in Shanxiahu, Zhuji, Zhejiang Province, PRC; and (3) commercial and residential properties in Hong Kong, or the Hong Kong Properties.

The Pearl Operation and Real Estate Operation together comprised Man Sang Discontinued Operations.

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

Our Rural-Urban Migration and City Re-development Operations is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center districts.

Following the Distribution discussed above, it resulted in the discontinuation of the Pearl Operation and the Real Estate Operation, or, collectively, Man Sang Discontinued Operations, which were previously carried out through MSIL. Following of the disposal of HKCFC and Qiqihar CFC, which resulted in Qiqihar Discontinued Operations. As a result of such discontinuation, the results of operations of Man Sang Discontinued Operations and Qiqihar Discontinued Operations have been presented as a single line item on the face of the consolidated income statement of the Group. We are now entirely focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers and rural-urban migration and city re-development business.

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

To promote sales of certain properties, the Company, through its Man Sang Discontinued Operations, conducted a promotional sale of these properties during fiscal year ended March 31, 2010 and fiscal year ended March 31, 2011 prior to the Distribution wherein it sold such properties at special rates to selected purchasers which was different from the normal sales of properties as discussed above where no special rates were given. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties as well as the sales of these properties were at special rates, the Company determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

Promotional sale of certain properties

As discussed under “Revenue from sales of properties with operating leaseback”, the Company, through Man Sang Discontinued Operations, conducted a promotional sale of certain properties during the year. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge. Of the explicitly agreed transaction price, the Company received a down-payment of 24% in cash amounting to HK$18,459,000 and HK$4,147,000 in the fiscal year ended March 31, 2010 and year ended March 31, 2011 prior to the Distribution, respectively, upon transfer of title to the properties with the remainder HK$71,167,000 and HK$13,131,000, respectively, being receivable in future. As all the revenue recognition criteria had been met, the Company recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received.

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

Valuation of Properties

We state our investment properties, investment properties under construction and leasehold land and buildings at their fair value as non-current assets on our consolidated statements of financial position on the basis of valuations supported by a qualified independent professional valuer, Savills Valuation and Professional Services Limited. We provide the independent professional valuer with various information for the valuer to use as a basis for valuation.

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

During the fiscal year ended March 31, 2013, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, HK$25,000 and HK$9,510,000 respectively. During the fiscal year ended March 31, 2012, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, HK$341,000 and HK$7,401,000, respectively. The amounts of external (construction costs only) and internal costs (salaries and other indirect expenses that are directly attributable to construction of properties) incurred and capitalized during the fiscal year ended March 31, 2013 and 2012 were:

	2013			2012
	Investment Properties	Investment properties under construction	Properties under development	Investment Properties	Investment properties under construction	Properties under development
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
External costs	—	255	379,117	—	40,287	925,464
Internal costs	—	46	12,459	—	429	9,388

	—	301	391,576	—	40,716	934,852

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

Compound financial instruments

Compound financial instruments issued by the Company comprise convertible bonds that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The derivative component of the convertible bonds is recognized initially at the fair value. The liability component is recognized initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the derivative component. Any directly attributable transaction costs are allocated to the derivative financial liability and the liability components in proportion to their initial carrying amounts.

Derivative financial instruments

Derivative financial instruments issued by the Company comprise warrants that can be exercised to purchase share capital of the Company at the option of the holder and derivative component of convertible bonds. The number of shares to be purchased upon exercise of the warrants or conversion of convertible bonds does not vary with changes in their fair values. Derivative liabilities instruments are initially and subsequently measured at fair value through profit or loss and any gains or losses derived from its changes in fair values are recognized in the consolidated income statement unless the derivative financial liabilities are qualified for hedge accounting. Transaction costs attributable to the issue of derivative financial instruments are charged to the consolidated income statement during the period in which they are incurred. The fair values of derivative financial instruments were determined by management based in part on valuations performed by qualified independent professional valuers, Savills Valuation and Professional Services Limited and Intelliwise Engineering Advisory Corp. Ltd. We provide the independent professional valuers with various information for the valuers to use as a basis for valuations.

A. Operating Results

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2013, 2012 and 2011:

	2013	2012	2011
	HK$’000	HK$’000	HK$’000
Continuing operation:
Revenue	284,759	765,872	581,573
Cost of sales	(217,955)	(467,195)	(352,265)

Gross profit	66,804	298,677	229,308
Other income, net	67,535	61,363	68,234
Other (losses)/gains, net	(69,617)	6,828	120,456
Selling expenses	(32,254)	(24,212)	(22,436)
Administrative expenses	(112,504)	(117,922)	(64,748)

Operating (loss)/profit	(80,036)	224,734	330,814
Finance income/(costs)—net	4,384	389	(3,124)
Share of loss of an associate	(1,606)	(2,456)	(386)

(Loss)/profit before income tax	(77,258)	222,667	327,304
Income tax expenses	(35,746)	(90,202)	(124,630)

(Loss)/profit for the year from continuing operation	(113,004)	132,465	202,674
Discontinued operations:
Profit for the year from discontinued operations, net of tax	17,532	98,594	29,878

(Loss)/profit for the year	(95,472)	231,059	232,552

Attributable to:
Equity holders of the Company	(101,104)	208,986	227,346
Non-controlling interests	5,632	22,073	5,206

	(95,472)	231,059	232,552

Results of operations of Qiqihar Discontinued Operations

	2013	2012	2011
	HK$’000	HK$’000	HK$’000
Revenue	—	147,896	—
Cost of sales	—	(9,358)	—

Gross profit	—	138,538	—
Other income and gains, net	619	—	—
Expenses	(28,929)	(5,665)	—

Operating (loss)/profit	(28,310)	132,873	—
Finance income—net	8,009	238	—

(Loss)/profit before income tax	(20,301)	133,111	—
Income tax credits/(expenses)	5,355	(34,517)	—

(Loss)/profit for the year	(14,946)	98,594	—
Gain on disposal of discontinued operations	32,478	—	—

Profit for the year from Qiqihar Discontinued Operations	17,532	98,594	—

Attributable to:
Equity holders of the Company	17,532	98,594	—
Non-controlling interests	—	—	—

	17,532	98,594	—

Results of operations of Man Sang Discontinued Operations

	2013	2012	2011
	HK$’000	HK$’000	HK$’000
Revenue	—	—	157,452
Cost of sales	—	—	(117,241)

Gross profit	—	—	40,211
Other income and gains, net	—	—	9,314
Recycling of exchange difference to profit or loss upon the Distribution	—	—	20,284
Expenses	—	—	(33,983)

Operating profit	—	—	35,826
Finance income—net	—	—	87
Share of results of an associate	—	—	17

Profit before income tax	—	—	35,930
Income tax expenses	—	—	(6,052)

Profit for the year from Man Sang Discontinued Operations	—	—	29,878

Attributable to:
Equity holders of the Company	—	—	23,950
Non-controlling interests	—	—	5,928

	—	—	29,878

Fiscal Year Ended March 31, 2013 Compared with Fiscal Year Ended March 31, 2012

Continuing Operation

Revenue

Revenue in the fiscal year ended March 31, 2012 was approximately HK$765.9 million, which consisted primarily of sales of trade center units were approximately HK$758.4 million. Revenue in the fiscal year ended March 31, 2013 was approximately HK$284.8 million, which consisted primarily of sales of trade center units and supporting facilities of approximately HK$273.4 million. The change was attributable to a decrease in the sales of trade center units and supporting facilities. In fiscal year ended March 31, 2013, the sales of trade center units and supporting facilities with the number of units sold and gross floor area were approximately 530 units and approximately 47,000 square meters, which represented a decrease of approximately 70% and 68% as compared with the number of units sold and gross floor area were approximately 1,740 units and approximately 146,000 square meters, respectively. In the fiscal year ended March 31, 2013, our average selling price was HK$5,733 per square meter, which represented an increase of approximately 10% as compared with the average selling price of HK$5,194 per square meter in the fiscal year ended March 31, 2012. The remainder of revenue represented rental income from leases of trade center units of approximately HK$5.0 million and property management fee income of approximately HK$6.4 million.

Cost of Sales

In the fiscal year ended March 31, 2012, our cost of sales was approximately HK$467.2 million. In the fiscal year ended March 31, 2013, our cost of sales was approximately HK$218.0 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

Our gross profit decreased by HK$231.9 million, or 77.6%, from HK$298.7 million for the fiscal year ended March 31, 2012 to HK$66.8 million for the fiscal year ended March 31, 2013. The gross profit margin, or gross profit as a percentage of total revenue, decreased from 39.0% for the fiscal year ended March 31, 2012 to 23.5% for the fiscal year ended March 31, 2013. The decrease in gross profit margin was primarily due to an increase in average construction costs.

Other Income and Other (Losses)/Gains, Net

In the fiscal year ended March 31, 2012, our other income and gains were approximately HK$68.2 million, primarily from government grants of approximately HK$56.0 million, net income of certain non-recurring land leveling works of approximately HK$4.9 million and a decrease in fair value of warrants of approximately HK$4.0 million.

In the fiscal year ended March 31, 2013, our other income and losses were approximately HK$2.1 million, resulting primarily from government grants of approximately HK$66.8 million and compensation received for non-exercise of option of approximately HK$61.4 million which was offset in part by an increase in fair value of derivative components of convertible bonds and warrants of approximately HK$128.7 million.

Selling Expenses

Our selling expenses increased by HK$8.0 million, or 33.1%, from HK$24.2 million for the fiscal year ended March 31, 2012 to HK$32.2 million for the fiscal year ended March 31, 2013. The increase in selling expenses was primarily due to an increase in advertising expenses of approximately of HK$5.7 million. As a percentage of revenue, selling expenses increased from 3.2% for the fiscal year ended March 31, 2012 to 11.3% for the fiscal year ended March 31, 2013. The increase was primarily attributable to new sales campaign initiated in China Northeast Logistics City—Tieling.

Administrative Expenses

Our administrative expenses of HK$112.5 million for the year ended March 31, 2013 was comprised of HK$102.3 million (2012: HK$107.9 million) from Agricultural Logistics Operation and HK$10.2 million (2012: HK$10.0 million) from corporate expenses. Administrative expenses decreased by approximately HK$5.4 million, or 4.6%, from approximately HK$117.9 million in the fiscal year ended March 31, 2012 to approximately HK$112.5 million in the fiscal year ended March 31, 2013. The decrease in our administrative expenses was a result of a decrease of HK$5.6 million, or 5.2%, in Agricultural Logistics Operation. The decrease in administrative expenses from Agricultural Logistics Operation was primarily due to a decrease in impairment of trade receivables of HK$5.8 million and a decrease in heating costs of approximately HK$3.2 million, which was offset in part by an increase in consultancy fee of approximately HK$5.6 million.

Net Finance Income/(Costs)

Our interest income from bank deposits were HK$0.9 million in both fiscal years ended March 31, 2012 and 2013. In fiscal year ended March 31, 2013, we received interest income on other receivables of approximately HK$16.1 million.

In the fiscal year ended March 31, 2012, we incurred interest expense of approximately HK$72.6 million, out of which HK$72.1 million was capitalized in properties under development and investment properties under development and the rest of HK$0.5 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2013, we incurred interest expense of approximately HK$144.9 million, out of which HK$132.3 million was capitalized in properties under development and investment properties under development and the rest of HK$12.6 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2013, our weighted average borrowings and weighted average interest rate were approximately HK$783.2 million and 18.5% per annum (2012: approximately HK$821.3 million and 8.8% per annum), respectively.

Profit Before Income Tax From Continuing Operation

As a result of the foregoing, we had a profit before income tax from continuing operation of approximately HK$222.7 million in the fiscal year ended March 31, 2012. In the fiscal year ended March 31, 2013, we had a loss before income tax from continuing operation of approximately HK$77.3 million.

Taxation

In the fiscal year ended March 31, 2012, our income tax expenses of HK$90.2 million consisted of net current income tax expenses of HK$104.2 million and deferred tax expense, arising from fair value gain on investment properties, of HK$0.6 million which was offset in part by over-provision for PRC land appreciation tax of HK$14.6 million. In the fiscal year ended March 31, 2013, our income tax expense of HK$35.7 million consisted of net current income tax expenses of HK$36.4 million and deferred tax expense, arising from fair value gain on investment properties, of HK$1.5 million and over-provision for PRC land appreciation tax of HK$2.2 million.

In fiscal year ended March 31, 2012, the effective tax rate was positive 40.5%. In fiscal year ended March 31, 2013, the effective tax rate was negative 46.3%.

(Loss)/profit for the Year From Continuing Operation

In the fiscal year ended March 31, 2012 we generated a net profit from continuing operation of approximately HK$132.5 million. In the fiscal year ended March 31, 2013, we had a net loss from continuing operation of approximately HK$113.0 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2012 and 2013, profit from continuing operation attributable to non-controlling interests was approximately HK$22.1 million and HK$5.6 million, respectively.

Qiqihar Discontinued Operations

Revenue

Rural-Urban Migration and City Re-development Operation—Qiqihar

Revenue in fiscal year ended March 31, 2012 was approximately HK$147.9 million which was attributable to revenue from servicing and assignments of development rights. No revenue was generated in the fiscal year ended March 31, 2013.

Cost of Sales

Rural-Urban Migration and City Re-development Operation—Qiqihar

In the fiscal year ended March 31, 2012, our cost of sales was approximately HK$9.4 million. In the fiscal year ended March 31, 2013, no cost of sales was recognized. The cost of sales was mainly represented the business tax related to revenue from servicing and assignments of development rights.

Gross Profit

Rural-Urban Migration and City Re-development Operation—Qiqihar

In the fiscal year ended March 31, 2012, our gross profit was approximately HK$138.5 million. In the fiscal year ended March 31, 2013, as there were neither sales nor cost of sales recognized, there was no gross profit. Gross profit margin, or gross profit as a percentage of its total revenue, was 93.6% in the fiscal year ended March 31, 2012.

Other Income and Other Gains, Net

In the fiscal year ended March 31, 2012, no other income and gains were generated. In the fiscal year ended March 31, 2013, our other income and gains were approximately HK$0.6 million, resulting primarily from government grants.

Expenses

	2013	2012	Change
	HK$ million	HK$ million	%
Selling and distribution costs	12.5	2.1	495.2
Administrative expenses	16.4	3.6	355.6

	28.9	5.7	407.0

Rural-Urban Migration and City Re-development Operation—Qiqihar

Our selling expenses increased by HK$10.4 million, or 495.2%, from HK$2.1 million for the fiscal year ended March 31, 2012 to HK$12.5 million for the fiscal year ended March 31, 2013. The increase was due to an increase in advertising expense of approximately HK$5.9 million. As a percentage of revenue, selling expenses was 1.4% for the fiscal year ended March 31, 2012.

Administrative expense increased by approximately HK$12.8 million, or 355.6% from approximately HK$3.6 million in the fiscal year ended March 31, 2012 to approximately HK$16.4 million in the fiscal year ended March 31, 2013. The increase was primarily due to an increase in salaries of approximately HK$4.4 million, an increase in entertainment expenses of approximately HK$2.6 million, an increase in land use tax of approximately HK$1.8 million and a general increase in other expenses in the fiscal year ended March 31, 2013.

Net Finance Income

Our interest income from bank deposits were HK$0.2 million in both fiscal years ended March 31, 2012 and 2013. In fiscal year ended March 31, 2013, we received interest income on other receivables of approximately HK$7.8 million.

(Loss)/profit Before Income Tax From Discontinued Operations

As a result of the foregoing, we had a profit before tax from discontinued operations of approximately HK$133.1 million in the fiscal year ended March 31, 2012. In fiscal year ended March 31, 2013, we had a loss before income tax from discontinued operations of approximately HK$20.3 million.

Taxation

In the fiscal year ended March 31, 2012, our income tax expenses were HK$34.5 million primarily represented of current corporate income tax.

In the fiscal year ended March 31, 2013, our income tax credits were HK$5.4 million primarily consisted of deferred tax credit, arising from tax losses recognized, of HK$6.5 million but offset in part by current income tax of HK$1.1 million.

The effective interest rate increased from 25.9% in the fiscal year ended March 31, 2012 to 26.4% in the fiscal year ended March 31, 2013.

(Loss)/profit for the Year From Discontinued Operations

In the fiscal year ended March 31, 2012, we incurred a net profit of approximately HK$98.6 million. In the fiscal year ended March 31, 2013, we incurred a net profit of approximately HK$17.5 million.

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

Cost of Sales

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

Other Income and Other Gains, Net

In the fiscal year ended March 31, 2011, our other income and gains were approximately HK$188.7 million, resulting primarily from an increase in fair value of investment properties and investment properties under construction of approximately HK$111.5 million, government grants of approximately HK$56.0 million, net income recognized for a construction contract of approximately HK$11.0 million and gain on disposal of a land use right as a result of an injection into an associate of approximately HK$8.5 million.

In the fiscal year ended March 31, 2012, our other income and gains were approximately HK$68.2 million, primarily from government grants of approximately HK$56.0 million, net income of certain non-recurring land leveling works of approximately HK$4.9 million and a decrease in fair value of warrants of approximately HK$4.0 million.

Selling Expenses

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

Administrative Expenses

Our administrative expenses of HK$117.9 million for the year ended March 31, 2012 was comprised of HK$107.9 million (2011: HK$57.1 million) from Agricultural Logistics Operation and HK$10.0 (2011: HK$7.6 million) from corporate expenses. Administrative expenses increased by approximately HK$53.2 million, or 82.2%, from approximately HK$64.7 million in the fiscal year ended March 31, 2011 to approximately HK$117.9 million in the fiscal year ended March 31, 2012. The increase in our administrative expenses was a result of an increase of HK$50.8 million in Agricultural Logistics Operation and an increase of HK$2.4 million in corporate expenses.

The increase in corporate expenses was primarily due to an increase in insurance expenses of approximately HK$0.4 million, an increase in audit and consultancy fees of approximately HK$0.5 million and an increase in salaries of approximately HK$0.5 million. The increase in administrative expenses from Agricultural Logistics Operation was primarily due to an increase in impairment of trade receivables of HK$1.4 million, an increase in salaries of approximately HK$17.0 million, an increase in land use tax of approximately HK$5.1 million, an increase in depreciation of approximately HK$2.8 million, an increase in heating costs of approximately HK$9.0 million, an increase in entertainment expenses of approximately HK$3.5 million, an increase in donation of approximately HK$1.9 million, an increase in consultancy fee of approximately HK$2.8 million and a general increase in other expenses in the fiscal year ended March 31, 2012.

Net Finance Income/(Costs)

Our interest income from bank deposits increased by HK$0.1 million, or 12.5%, from HK$0.8 million for the fiscal year ended March 31, 2011 to HK$0.9 million for the fiscal year March 31, 2012. The increase was primarily due to general increase in average bank balances.

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

Profit Before Income Tax From Continuing Operation

As a result of the foregoing, we had a profit before income tax from continuing operation of approximately HK$327.3 million in the fiscal year ended March 31, 2011. In the fiscal year ended March 31, 2012, we had a profit before income tax from continuing operation of approximately HK$222.7 million.

Taxation

In the fiscal year ended March 31, 2011, our income tax expenses of HK$124.6 million consisted of net current income tax expenses of HK$97.3 million and deferred tax expense, arising from fair value gain on investment properties, of HK$27.9 million which was offset in part by over-provision for income tax of HK$0.6 million. In the fiscal year ended March 31, 2012, our income tax expense of HK$90.2 million consisted of net current income tax expenses of HK$104.2 million and deferred tax expense, arising from fair value gain on investment properties, of HK$0.6 million which was offset in part by over-provision for PRC land appreciation tax of HK$14.6 million.

The effective tax rate increased from 38.1% in the fiscal year ended March 31, 2011 to 40.5% in the fiscal year ended March 31, 2012. The increase in effective tax rate was mainly due to loss making subsidiaries while deferred tax assets have not been provided.

Profit for the Year From Continuing Operation

In the fiscal year ended March 31, 2011 we generated a net profit from continuing operation of approximately HK$202.7 million. In the fiscal year ended March 31, 2012, we had a net profit from continuing operation of approximately HK$132.5 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2011, loss from continuing operation attributable to non-controlling interests was approximately HK$0.7 million. In the fiscal year ended March 31, 2012, profit from continuing operation attributable to non-controlling interests was approximately HK$22.1 million. The increase in profit was mainly due to the commencement of China Northeast Logistics City—Dezhou during the fiscal year ended March 31, 2013.

Qiqihar Discontinued Operations

Revenue

Rural-Urban Migration and City Re-development Operation—Qiqihar

We have just commenced the rural-urban migration and city re-development business in the current fiscal year and therefore no revenue was generated in the fiscal year ended March 31, 2011. Revenue in fiscal year ended March 31, 2012 was approximately HK$147.9 million which was attributable to revenue from servicing and assignments of development rights.

Cost of Sales

Rural-Urban Migration and City Re-development Operation—Qiqihar

In the fiscal year ended March 31, 2011, no cost of sales was recognized as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our cost of sales was approximately HK$9.4 million. The cost of sales was mainly represented the business tax related to revenue from servicing and assignments of development rights.

Gross Profit

Rural-Urban Migration and City Re-development Operation—Qiqihar

In the fiscal year ended March 31, 2011, no gross profit was generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our gross profit was approximately HK$138.5 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 93.6% in the fiscal year ended March 31, 2012.

Other Income and Other Gains, Net

There were no other income and gains generated for both fiscal years ended March 31, 2011 and 2012.

Expenses

	2012	2011	Change
	HK$ million	HK$ million	%
Selling and distribution costs	2.1	—	100.0
Administrative expenses	3.6	—	100.0

	5.7	—	100.0

Rural-Urban Migration and City Re-development Operation—Qiqihar

In fiscal year ended March 31, 2011, no selling expenses were generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our selling expenses were approximately HK$2.1 million. As a percentage of revenue selling expenses increased from nil for the fiscal year ended March 31, 2011 to 1.4% for the fiscal year ended March 31, 2012. The increase was due to the commencement of the Rural-Urban Migration and City Re-development Operation—Qiqihar during the fiscal year ended March 31, 2012.

In fiscal year ended March 31, 2011, no administrative expenses were generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, our administrative expenses were approximately HK$3.6 million.

Net Finance Income

In fiscal year ended March 31, 2011, no interest income from bank deposits were generated as the operation had not yet commenced. In fiscal year ended March 31, 2012, our interest income from bank deposits were HK$0.2 million.

Profit Before Income Tax From Discontinued Operations

As a result of the foregoing, no profit before tax from discontinued operations was generated in the fiscal year ended March 31, 2011. In fiscal year ended March 31, 2012, we had a profit before income tax from discontinued operations of approximately HK$133.1 million.

Taxation

In the fiscal year ended March 31, 2011, no income tax expenses was generated as the operation had not yet commenced.

In the fiscal year ended March 31, 2012, our income tax expenses were HK$34.5 million primarily represented of current corporate income tax.

The effective tax rate increased from nil for the fiscal year ended March 31, 2011 to 25.9% for the fiscal year ended March 31, 2012. The increase was due to the commencement of the Rural-Urban Migration and City Re-development Operation—Qiqihar during the fiscal year ended March 31, 2012.

Profit for the Year From Discontinued Operations

In fiscal year ended March 31, 2011, no profit was generated as the operation had not yet commenced. In the fiscal year ended March 31, 2012, we incurred a net profit of approximately HK$98.6 million.

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

Other Income and Other Gains, Net

In the fiscal year ended March 31, 2010, our other income and gains were approximately HK$191.6 million, primarily from an increase in fair value of investment properties and investment properties under construction of approximately HK$155.6 million, government subsidy of approximately HK$36.6 million, but offset partly by other net loss from a construction contract of approximately HK$0.8 million.

In the fiscal year ended March 31, 2011, our other income and gains were approximately HK$188.7 million, resulting primarily from an increase in fair value of investment properties and investment properties under construction of approximately HK$111.5 million, government grants of approximately HK$56.0 million, net income recognized for a construction contract of approximately HK$11.0 million and gain on disposal of a land use right as a result of an injection into an associate of approximately HK$8.5 million.

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

Taxation

In the fiscal year ended March 31, 2010, our income tax expense of HK$86.6 million consisted of net current income tax expenses of HK$48.5 million, deferred tax expense, arising from fair value gain on investment properties, of HK$37.5 million and under-provision for income tax of HK$0.6 million. In the fiscal year ended March 31, 2011, our income tax expenses of HK$124.6 million consisted of net current income tax expenses of HK$97.3 million and deferred tax expense, arising from fair value gain on investment properties, of HK$27.9 million which was offset in part by over-provision for income tax of HK$0.6 million.

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

Man Sang Discontinued Operations

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

Other Income and Gains, Net

In the fiscal year 2010, our other income and gains were approximately HK$12.8 million, primarily from a realized gain of approximately HK$8.9 million on financial assets at fair value through profit or loss, a gain of approximately HK$10.8 million on disposal of investment properties, but was set off partly by an unrealized loss of approximately HK$2.7 million on financial assets at fair value through profit or loss and the fair value loss of investment properties was HK$5.3 million.

In the fiscal year ended March 31, 2011 prior to the Distribution, our other income and gains were approximately HK$29.6 million, resulting primarily from a gain on disposal of investment properties of approximately HK$5.8 million and a release of translation reserve as a result of the Distribution of approximately HK$20.3 million.

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

Profit/(Loss) Before Income Tax from Man Sang Discontinued Operations

As a result of the foregoing, we had a loss before income tax from Man Sang Discontinued Operations of approximately HK$38.2 million in the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2011 prior to the Distribution, we had a profit before income tax of approximately HK$35.9 million.

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

Profit/(Loss) for the Year from Man Sang Discontinued Operations

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

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal year ended March 31, 2012, we financed our operations primarily through internally generated funds, bank and other borrowings and financing through capital markets. For the fiscal year ended March 31, 2013, we financed our operations primarily through internally generated funds and bank and other borrowings and financing through capital markets. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2014 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

As detailed in “Item 7.B CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”, the Company issued certain convertible bonds where under the terms of the Bonds, the Company undertakes to comply with financial covenants as follows:

(i)	Consolidated Tangible Net Worth shall not be less than HK$1,253,000,000;

(ii)	Consolidated EBIT shall not at any time be less than 2.50 times Consolidated Finance Charges; and

(iii)	Consolidated Total Borrowings shall not at any time exceed 0.85 times Consolidated Tangible Net Worth.

The financial covenants shall be: (i) calculated and interpreted on a consolidated basis in accordance with IFRS and expressed in Hong Kong dollars; and (ii) tested by reference to the latest publicly available financial statements of the Group for each period of twelve months ending on the last day of the financial year and each period of twelve months ending on the last day of the first half of the financial year.

The Company has obtained wavier from the holders of the Bonds in respect of any non-compliance of the above covenants during the current fiscal year and fiscal year ending March 31, 2014.

Working Capital

Our current assets consist of completed properties held for sale, properties under development, trade receivables, prepayments, deposits and other receivables, restricted and pledged bank deposits and cash and cash equivalents. Our current liabilities primarily consist of trade payables, other payables, accruals and receipts in advance, interest-bearing bank and other borrowings and taxes payable.

As of March 31, 2012 and 2013, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$765.3 million and HK$1,000.8 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou were completed and changes in the amount of construction fee payables and bank and other borrowings related to the development of China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2013	2012	2011
	HK$ in Thousands
Net cash used in operating activities	(27,360)	(280,388)	(53,147)
Net cash used in investing activities	(219,953)	(52,497)	(707,354)
Net cash generated from financing activities	267,495	516,016	163,715

Net increase/(decrease) in cash and cash equivalents	20,182	183,131	(596,786)
Effect of foreign exchange rate changes on cash and cash equivalents, net	779	3,519	7,045
Cash and cash equivalents at the beginning of the year	343,578	156,928	746,669

Cash and cash equivalents at the end of the year	364,539	343,578	156,928

Cash Flow Used in Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and Pearl Operation and revenue from servicing and assignments of development rights in our Rural-Urban Migration and City Re-development Operation.

In the fiscal year ended March 31, 2013, net cash used in operating activities was HK$27.4 million, which consisted of operating cash inflow before changes in working capital of HK$29.9 million, cash outflow of net interest and tax of HK$151.5 million and working capital cash inflow of HK$94.2 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$391.6 million, additions to land use rights of HK$63.7 million and deposits paid for acquisition of land use rights of HK$143.8 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$195.6 million, a decrease in trade and other receivables of HK$56.2 million, an increase in trade payables, other payables and accruals of HK$63.6 million, refund of payments from acquisition of land use rights of HK$38.7 million and an increase in receipt in advance of HK$339.2 million. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The increase in receipts in advance was attributable to proceeds received from pre-sale and sale of properties.

In the fiscal year ended March 31, 2012, net cash used in operating activities was HK$280.4 million, which consisted of operating cash inflow before changes in working capital of HK$363.4 million, cash outflow of net interest and tax of HK$102.8 million and working capital cash outflow of HK$541.0 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$934.8 million, an increase in trade and other receivables of HK$279.1 million, additions to land use rights of HK$858.6 million and deposits paid for acquisition of land use rights of HK$115.1 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$417.8 million, an increase in trade payables, other payables and accruals of HK$352.0 million, refund of payments from acquisition of land use rights of HK$721.1 million and an increase in receipt in advance of HK$155.7 million. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The increase in receipts in advance was attributable to proceeds received from pre-sale and sale of properties.

In the fiscal year ended March 31, 2011, net cash used in operating activities was HK$53.1 million, which consisted of operating cash inflow before changes in working capital of HK$225.7 million, cash outflow of net interest and tax of HK$53.0 million and working capital cash outflow of HK$225.8 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$456.4 million, an increase in inventories of HK$0.5 million, an increase in trade and other receivables of HK$81.7 million, additions to land use rights of HK$137.5 million, deposits paid for acquisition of land use rights of HK$41.2 million and a decrease in receipt in advance of HK$85.1 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$376.7 million, an increase in trade payables, other payables and accruals of HK$85.7 million, refund of payments from acquisition of land use rights of HK$62.7 million and a decrease in a construction contract of HK$51.5 million. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The decrease in receipts in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

Cash Flow Used in Investing Activities

In the fiscal year ended March 31, 2013, our principal investment activity was the disposal of our subsidiaries. In the fiscal year ended March 31, 2013, net cash used in investing activities was HK$220.0 million, which primarily consisted of cash outflow of HK$222.0 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction, purchase of marketable securities and cash disposed as a result of disposal of subsidiaries. In the fiscal year ended March 31, 2012, net cash used in investing activities was HK$52.5 million, which primarily consisted of cash outflow of HK$52.5 million resulting from the purchase of property, plant and equipment and additions to investment properties under construction. In the fiscal year ended March 31, 2011, net cash used in investing activities was HK$707.4 million, which primarily consisted of cash outflow of HK$746.9 million resulting from the purchase of property, plant and equipment, additions to investment properties and investment properties under construction, deposit paid for investment properties, purchase of marketable securities, cash disposed as a result of disposal of a subsidiary and cash disposed as a result of the Distribution, partially offset by cash inflow of HK$38.4 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from placement of convertible bonds and warrants and bank and other borrowings. In the fiscal year ended March 31, 2013, net cash generated from financing activities was HK$267.5 million, consisted of cash outflow of HK$742.0 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$1,009.5 million resulting from proceeds from new bank and other loans and placement of convertible bonds. In the fiscal year ended March 31, 2012, net cash generated from financing activities was HK$516.0 million, consisted of cash outflow of HK$873.2 million resulting from repayment of bank and other borrowings, partially offset by cash inflow of HK$1,389.2 million resulting from proceeds from new bank and other loans, contribution from a non-controlling interests of a subsidiary, a decrease in restricted and pledged bank deposits and placement of shares and warrants. In the fiscal year ended March 31, 2011, net cash generated from financing activities was HK$163.7 million, consisted of cash outflow of HK$225.4 million resulting from repayment of bank borrowings, partially offset by cash inflow of HK$389.1 million resulting from proceeds from new bank and other loans, contribution from a non-controlling interests of a subsidiary and a decrease in restricted and pledged bank deposits.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2012 to March 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of March 31, 2013, our contractual obligations amounted to approximately HK$2,018.9 million. The following table sets forth our contractual obligations as of March 31, 2013.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
	(HK$ in thousands)
Debt obligations	642,774	286,703	297,271	58,800
Convertible bonds	468,000	—	468,000	—
Interest on debt obligations	607,586	102,154	505,432	—
Capital commitment obligations (1)	290,311	290,311	—	—
Operating lease obligations	10,194	10,134	60	—

Total	2,018,865	689,302	1,270,763	58,800

(1)	Capital commitment obligations represented capital injection in respect of investment in a subsidiary in the PRC of approximately HK$78.0 million and capital expenditures in relation to the construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements of approximately HK$212.3 million.

Item 6.	Directors, Senior Management and Employees

Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Cheng Chung Hing, Ricky	Director

Mr. Sio Kam Seng	Chairman of the Board and Chief Executive Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Ho Min Sang	Director

Mr. Su Shaobin	Director

Ms. Leung Wai Yan	Director

Mr. Hui Wan Fai, Eddie	Director

Mr. Lai Chau Ming, Matthew	Director

Mr. Wong Gee Hang, Henry	Director

Mr. Tsui King Chung, Francis	Director

Mr. Yuen Ka Lok, Ernest	Director

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

Business Experience of Directors and Executive Officers

Mr. CHENG Chung Hing, Ricky, our co-founder, served as Chairman of the board of directors, President and Chief Executive Officer of the Company from July 24, 2009 until August 25, 2011, June 1, 2011 and March 22, 2010 respectively. He remains as one of the directors of the Company currently. He has also served as Chairman of the board of directors and President of MSHI since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a then-subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of MSBVI in January 1996, he had served as Chairman and president of various companies within the Man Sang group of companies. Since March 20, 2007, Mr. Cheng has also served as a director of China Metro-Rural Exchange Limited. Since February 21, 2007, Mr. Cheng, China Metro-Rural Limited’s co-founder, also served as a director of China Metro-Rural Limited. He also serves as an executive director, co-founder and Co-Chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. SIO Kam Seng has served as Chairman of the Board and Chief Executive Officer of the Company since August 25, 2011. Mr. Sio served as Vice Chairman of the Board and Chief Executive Officer of the Company from March 22, 2010 until August 25, 2011. Mr. Sio has served as Chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management from Queen’s University of Brighton and a Master of Business Administration degree from the University of Wales. He is a member of Institute of Public Accountants, a member of Institute of Certified Management Accountants, a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is a Certified Management Accountant of Australia and is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2009 and has remained as its director since then.

Mr. CHENG Tai Po, our co-founder, has served as our Vice Chairman since July 24, 2009. He has also served as director and Vice Chairman of MSHI since January 1996. He has served as Deputy Chairman and an executive director of Man Sang International Limited (MSIL), listed on The Stock Exchange of Hong Kong Limited (stock code: 938) since August 1997. Prior to our group reorganization, he served as Vice Chairman of various companies within our group of companies. He has also served as a non-executive director of China South City Holdings Limited, a Hong Kong Company listed on The Stock Exchange of Hong Kong Limited (stock code: 1668) since April 30, 2010. He has served as a director of some subsidiaries within MSIL’s group of companies and China South City’s group of companies. Mr. Cheng has over 31 years experience in the pearl business and is responsible for our overall planning, strategic formulation and business development.

Mr. HO Min Sang has served as our Director since August 25, 2011 and he was one of the initial investors in the Company and was involved in the Company’s business development until the Company was publicly listed, given his insight into the Company’s values, structure and goals. Mr. Ho has over 26 years experience in the fine jewelry business including retail, wholesale and manufacturing. Mr. Ho has served as the Chairman of CARINE FRANCOIS France since 1985. CARINE FRANCOIS is the second largest importer both in quantity and value of fine jewelry in France. As the Chairman of his group of companies, his investments covered France, Hong Kong and Mainland China. He is experienced in the areas of enterprise management and business development.

Mr. SU Shaobin has served as our Director since August 25, 2011. Mr. Su is a Senior Economist in the PRC, and currently the Chairman of Jiangxi Zhenchang Group since 2005. He obtained a Bachelors Degree in Decoration and Design from South China University of Technology in 1993. In 2005, he earned a Master Degree from the Graduate School of The China Academy of Social Science, and received another Master Degree in Business Administration from The Open University of Hong Kong. Mr. Su has extensive management and working experience in the Building Decoration and Designs Industry for over 18 years and was awarded “Excellent Entrepreneur of China Building Decoration Industry” in 2004. Mr. Su is currently a member of the standing committee of the China Building Decoration Association and a member of the standing committee of the Federation of Industry and Commerce in Jiangxi Province. In 2006, Mr. Su was awarded “Excellent Builder of Socialism with Chinese Characteristics” by Nanchang Municipal Government, and was elected as representative of the Twelfth and Thirteenth People’s Congress of Nanchang City and the representative of the Eleventh People’s Congress of Jiangxi Province.

Ms. LEUNG Wai Yan has served as our Director since March 22, 2010. She obtained a Master degree in Business Administration from The Chinese University of Hong Kong in December 2011. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance. She was a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong. She has been the manager of the Strategic Development Department of China South City Holdings Limited since November 2012.

Mr. HUI Wan Fai, Eddie has served as our Director since October 4, 2012. He is the managing partner of PAG (formerly known as Pacific Alliance Group). PAG is now one of the region’s largest Asia-focused alternative investment managers with funds under management across private equity, real estate and absolute return strategies. He has previously served The Blackstone Group as a managing director. The Blackstone Group is an asset management and financial services company listed on the New York Stock Exchange. Prior to The Blackstone Group, he was a managing director of Mellon HBV Alternative Strategies LLC, a New York-based hedge fund under Mellon Bank from 2005 to 2006 where he acted as head of distressed investment for China.

Mr. LAI Chau Ming, Matthew, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since November 1996. Mr. Lai has been Sales Director of DBS Vickers (Hong Kong) Limited since July 1996. Prior to his joining DBS Vickers, Mr. Lai served from 1972 to 1996 as a Senior Manager of Sun Hung Kai Investment Company Limited, an investment company in Hong Kong. Mr. Lai has over 30 years experience in investment. He is experienced in the areas of financial management and planning.

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

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over sixteen years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of DMC Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen has been a solicitor and a partner of Messer. Yuen & Partners since 1997. He has nearly 20 years of experience in litigations and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

Mr. LEE Che Chiu, Arthur has served as our Chief Financial Officer since June 1, 2011. Prior to joining us, Mr. Lee was the CFO of Far East Global Group Limited, a company listed on The Stock Exchange of Hong Kong, from 2008 to 2011. Mr. Lee possesses over 18 years of working experience, including 7 years of professional experience mainly gained from KPMG in Hong Kong, 3 years of investing banking experience, including as an analyst of County NatWest Securities in Australia and 7 years of commercial experience including the group assistant financial controller of Elite Industrial Holdings Limited which owned a subsidiary listed in the Singapore Stock Exchange. Mr. Lee is a professional accountant and holds the fellow membership of The Hong Kong Institute of Certified Public Accountants and the membership of the CPA Australia. He is a Chartered Financial Analyst of the CFA Institute and a member of the Hong Kong Institute of Directors. Mr. Lee holds a Master of Business Administration degree from The University of Sydney and a Bachelor of Economics degree from Monash University in Australia.

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

B. Executive Compensation

For fiscal year 2013, the Company or its subsidiaries paid an aggregate of US$1.0 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$5,000 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of eleven members.

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

The audit committee held four meetings during the fiscal year ended March 31, 2012 and three meetings during the fiscal year ended March 31, 2013.

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

With respect to the fiscal year ended March 31, 2013, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2013;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2013 be included in our Annual Report on Form 20-F for the year ended March 31, 2013.

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

During the year ended March 31, 2013, the compensation committee adopted two unanimous written consents of action for reviewing the personnel system and compensation package of our directors and officers.

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

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. The nominating committee will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates to the board of directors. The name of any recommended candidate for being director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before August 2, 2014, the first anniversary of the mailing date of our proxy statement for our 2013 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2013, our board of directors held four meetings and adopted ten unanimous written consents of action.

Six of our directors attended our 2012 annual meeting of shareholders held at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

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

China Metro-Rural Limited does not have employment agreements with any of its director. However, China Metro-Rural Exchange Limited, the wholly-owned subsidiary of China Metro-Rural Limited organized under the laws of Hong Kong, entered into employment agreements with Mr. Ho Min Sang and Mr. Su Shaobin from September 1, 2011 to August 31, 2012.

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

D. Employees

As of March 31, 2013, the Company and all of its direct and indirect subsidiaries had a total of approximately 461 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2013.

	Hong Kong	PRC	Total
Senior management	3	13	16
Marketing and sales	—	114	114
Purchasing	—	10	10
Finance and accounting	2	34	36
Legal and Compliance	1	13	14
Construction	—	36	36
Human resources and administration	—	46	46
Property management	—	181	181
Information technology	—	8	8

Total	6	455	461

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

As of March 31, 2013, 6 of our employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2011, 2012 and 2013 was approximately US$120,000 (or HK$937,000), US$301,000 (or HK$2,344,000) and US$392,000 (or HK$3,056,000), respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.	A. Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2013.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kind United Holdings Limited (3)(4)	37,338,104	50.77%
Willis Plus Limited (3)(4)	61,499,028	45.54%
Ampleton Developments Limited	5,744,323	7.81%
Luck Merit Holdings Limited	5,744,323	7.81%
Kudos Limited	5,744,323	7.81%
Zhong Ying Limited (5)	11,800,000	14.85%
Mr. Cheng Chung Hing, Ricky (3)	98,837,132	73.19%
Mr. Cheng Tai Po	—	—
Mr. Leung Moon Lam (4)	98,837,132	73.19%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	5,222,661	7.10%
Mr. Su Shaobin (5)	11,800,000	14.85%
Ms. Leung Wai Yan	—	—
Mr. Hui Wan Fai, Eddie	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lee Che Chiu, Arthur	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (13 persons)	115,859,793	70.13%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of July 1, 2013, we had 73,543,782 ordinary shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days except as indicated in individual footnotes. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2013. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 37,338,104 ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010. Mr. Cheng Chung Hing, Ricky, owns approximately 70% of the outstanding shares of Willis Plus Limited. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 61,499,028 ordinary shares of the Company beneficially owned by Willis Plus Limited which consists of 55,499,028 ordinary shares issuable pursuant to convertible bonds convertible within 60 days of July 1, 2013 and 6,000,000 ordinary shares issuable pursuant to warrants exercisable within 60 days of July 1, 2013.
(4)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010. Mr. Leung Moon Lam, owns approximately 30% of the outstanding shares of Willis Plus Limited. As a result, Mr. Leung Moon Lam, may be deemed to be the beneficial owner of the 61,499,028 ordinary shares of the Company beneficially owned by Willis Plus Limited which consists of 55,499,028 ordinary shares issuable pursuant to convertible bonds convertible within 60 days of July 1, 2013 and 6,000,000 ordinary shares issuable pursuant to warrants exercisable within 60 days of July 1, 2013.

(5)	Zhong Ying Limited holds directly 5,900,000 ordinary shares of the Company and warrants to purchase 5,900,000 ordinary shares at a purchase price of US$2.875 per ordinary share that are exercisable within 60 days of July 1, 2013. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 11,800,000 ordinary shares of the Company beneficially owned by Zhong Ying Limited.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2013, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited (3)	100,000	100%
Mr. Cheng Chung Hing, Ricky (3)	100,000	100%
Mr. Cheng Tai Po (3)	100,000	100%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	—	—
Mr. Su Shaobin	—	—
Ms. Leung Wai Yan	—	—
Mr. Hui Wan Fai, Eddie	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lee Che Chiu, Arthur	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (13 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2013, we had 100,000 preferred shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2013. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The preferred shares were issued to Cafoong Limited on August 25, 2009.

Holders of our ordinary shares are entitled to one vote for each share held. The holders of the 100,000 of our preferred shares outstanding are, as a class, entitled to the number of votes as shall constitute 3,191,225 of our ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Certain agreements with Cafoong Limited provide Cafoong Limited with certain pre-emptive rights to purchase, upon the issuance of our ordinary shares in certain circumstances to third parties, our ordinary shares in order to allow Cafoong Limited to maintain its percentage ownership interest of our outstanding ordinary shares.

7.B CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

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

No material related person transactions have occurred since the beginning of fiscal year 2010 up to and including the date of this Annual Report or are currently proposed, other than as set forth in the discussion of the Merger and as set forth below:

On August 15, 2012 we issued US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) due 2017 and 6,000,000 warrants to purchase Ordinary Shares (the “CB Warrants”) in a private placement to our affiliate Willis Plus Limited (the “Investor”). Commencing August 15, 2013, the Bonds are convertible into our Ordinary Shares at an initial conversion price of US$1.0811 per share and the CB Warrants are exercisable to purchase Ordinary Shares at an initial exercise price of $1.2973 per share, respectively. The Investor is a special purpose entity owned by the Majority Shareholders (as defined below). The Investor borrowed the funds used to purchase the Bonds from PA Universal Opportunity VII Limited (“PAG”). The use of proceeds is intended for project development costs for several property development projects in mainland China. The Bonds are jointly and severally guaranteed by the non-PRC subsidiaries of the Company (the “Subsidiary Guarantors”) and secured by share pledges over the issued share capital of the Subsidiary Guarantors that are owned by the Company.

Prior to the issuance of the Bonds and CB Warrants, we originally sought the investment directly from PAG. In the negotiation process, PAG demanded the personal guarantee from our majority shareholders, including, Mr. Chung Hing Cheng (“Mr. Cheng”) and Mr. Moon Lam Leung (“Mr. Leung”, together with Mr. Cheng, the “Majority Shareholders”) and sought collateral from them. As a result of that dialogue, the Majority Shareholders sought consideration from PAG and us in connection with the guarantee and security requested by PAG. The net result was that PAG would make a US$60,000,000 loan to the Investor and the Investor would use the loan proceeds to purchase the Bonds and CB Warrants. Under this arrangement, PAG is entitled to receive 20% of any gross return realized by the Investor on the Bonds and CB Warrants, net of certain permitted expenses, that is in excess of 21% per annum internal rate of return payable on the PAG bond.

The Investor is categorized as our affiliate since both shareholders of the Investor, Mr. Cheng and Mr. Leung are together deemed to be our largest shareholder, by their deemed beneficial ownership of over 50% of our issued and outstanding Ordinary Shares through Kind United Holdings Limited. Accordingly, the issuance of the Bonds and CB Warrants each constitutes a transaction with our affiliate (the “Affiliate Transaction”) which is subject to, amongst other things, the review and approval of our board of the Company, and our Audit Committee.

Our board and our Audit Committee are of the opinion that the Affiliate Transaction is in our best interests and our shareholders as a whole and our board and our Audit Committee each approved the Affiliate Transaction on July 17, 2012.

The Company filed a Form 6-K on August 3, 2012 to report its execution of the subscription agreement and related documents in connection with the proposed issuance to the Investor of the Bonds and the CB Warrants; and the loan from PAG to the Investor.

On October 15, 2012, we, through our subsidiary, entered into an agreement for the disposition of 100% of our equity interest in China Focus City (H.K.) Holdings Limited and 75% of our equity interest in Qiqihar China Focus City Holdings (Group) Co. Ltd. (“Qiqihar CFC”) to Run Xing Investments Limited and Honour Noble Holdings Limited (collectively, the “Purchasers”) (collectively the “Sale”). Pursuant to the agreement, we, through our subsidiaries, are to receive considerations of RMB150,000,000 plus an amount of RMB85,595,967, representing certain post-tax profits arising from Qiqihar CFC prior to the Sale, and interest on the pre-tax balance of such amount calculated from July 28, 2012 through the date of payment. In addition, the Purchasers are to enter into a legally binding guaranty with respect to our remaining 25% interest in Qiqihar CFC that we will receive (X) a pre-tax 21% fixed annual return of our remaining 25% interest in Qiqihar CFC, (equal to RMB10,500,000) beginning October 15, 2013 and (Y) RMB50,000,000 on or before October 14, 2013.

The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase our 25% interest in Qiqihar CFC. The payments of the amounts described above shall be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. Su Shaobin, who is one of our directors. The disposition was approved by our audit committee and our board of directors on October 12, 2012. The remaining 25% interest in Qiqihar CFC has been accounted for as a loan receivable due to its nature in accordance with IFRS.

On July 1, 2008, Man Sang Jewellery Company Limited, an former indirect subsidiary of ours, entered into an agreement to share office premises with China South City Holdings Limited, an enterprise controlled by our controlling shareholders, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, pursuant to which Man Sang Jewellery Company Limited agreed to share a portion of its office premises with China South City Holdings Limited for a term expiring on March 16, 2011. During the fiscal year ended March 31, 2011, China South City Holdings Limited paid Man Sang Jewellery Company Limited approximately HK$1.88 million (inclusive of rental rates, management fees and government rates) pursuant to the terms of this agreement. This arrangement is from Man Sang Discontinued Operations, which ceased to be part of the Group subsequent to the Distribution.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and Proficient Success Limited. As of March 31, 2013, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,448,116,976 of the 6,053,564,000 outstanding shares of China South City Holdings Limited, or China South City. China South City is one of the leading developers and operators of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro-Rural Limited and some of its subsidiaries, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Differences between China Northeast Logistics Cities and China South City

We believe China Northeast Logistics Cities and China South City can be differentiated for a number of reasons. First, China South City is located in Shenzhen, Guangdong Province, Nanchang, Jiangxi Province, Nanning, Guangxi Zhuang Autonomous Region, Xian, Shaanxi Province, Harbin, Heilongjiang Province and Zhengzhou, Henan Province, Hefei, Anhui Province and attracts clientele from these regions. In addition, China South City and China Northeast Logistics Cities were established at different times with a focus on different industry sectors. The products offered by, and the occupants of, China Northeast Logistics Cities are distinctively different from those of China South City. Also, the PRC subsidiaries of China South City has entered into master agreements and/or project agreements with local government in Shenzhen, Guangdong Province, Nanchang, Jiangxi Province, Nanning, Guangxi Zhuang Autonomous Region, Xian, Shaanxi Province, Harbin, Heilongjiang Province and Zhengzhou, Henan Province and Hefei, Anhui Province that set out each party’s commitments and expectations and a proposed framework for these integrated logistics and trade center developments. On the other hand, our PRC subsidiaries have not entered into a master plan or agreement with government agencies, which gives China Northeast Logistics Cities more flexibility.

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

On June 1, 2012, Shenzhen Northeast Logistics City Co., Ltd., an indirect wholly-owned subsidiary of ours, entered into a rental agreement with China South International Industrial Materials City (Shenzhen) Co., Ltd., a wholly-owned subsidiary of China South City Holdings Limited, an enterprise controlled by our controlling shareholders, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, pursuant to which Shenzhen Northeast Logistics City Co., Ltd. agreed to lease from China South International Industrial Materials City (Shenzhen) Co., Ltd. an office premises located at Room 2119, China South Global Logistics Center, Pinghu, Shenzhen, the PRC owned by China South International Industrial Materials City (Shenzhen) Co., Ltd. for a term of two years from June 1, 2012 to May 31, 2014 with monthly rental and management fee of RMB22,563 per month and RMB4,514 per month, respectively. Shenzhen Northeast Logistics City Co., Ltd. is entitled to a rent-free period from June 1, 2012 to August 31, 2012. During the fiscal year ended March 31, 2013, Shenzhen Northeast Logistics City Co., Ltd. paid China South International Industrial Materials City (Shenzhen) Co., Ltd. approximately HK$298,000 (inclusive of rental rates and management fees, an amount less than the threshold of our related party transaction policy) pursuant to the terms of this rental agreement.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this Annual Report.

Legal Proceedings

As of March 31, 2013 we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

The following table sets forth, for the periods indicated, the high and low share prices (in U.S.$) for the our ordinary shares from August 25, 2009 to March 31, 2013, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE MKT.

	High	Low
Yearly Highs and Lows for the Year Ended March 31,
2013	1.56	0.50
2012	5.65	0.72
2011	5.84	1.72
2010	4.46	1.70
2009	8.35	0.96

Quarterly Highs and Lows
2013
First Quarter (April-June 2012)	1.28	0.50
Second Quarter (July-September 2012)	1.14	0.71
Third Quarter (October-December 2012)	1.04	0.74
Fourth Quarter (January-March 2013)	1.56	0.80

2012
First Quarter (April-June 2011)	5.65	1.15
Second Quarter (July-September 2011)	1.71	1.06
Third Quarter (October-December 2011)	1.59	0.72
Fourth Quarter (January-March 2012)	1.57	0.90

Monthly Highs and Lows
January 2013	1.28	0.80
February 2013	1.56	1.06
March 2013	1.30	0.93
April 2013	1.38	1.20
May 2013	1.25	1.20
June 2013	1.25	1.20

Item 10.	Additional Information.

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

We have two classes of shares: ordinary shares, which will have identical rights in all respects and rank equally with one another, and preferred shares. Our authorized shares consist of 1,000,000,000 ordinary shares, par value US$0.001 per share, and 200,000 preferred shares, par value US$0.001 per share.

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

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis, but subject to the liquidation preference of the holders of the preferred shares. If our assets available for distribution are insufficient to repay all of the paid-up shares, the assets will be distributed so that the losses are borne by our shareholders proportionately, but, as above, subject to the liquidation preference of the holders of the preferred shares.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which our shares are entitled to vote and voting at any meeting of shareholders is by show of hands.

Convertible Bonds—August 2012

General

On August 15, 2012 we issued US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) due 2017 and 6,000,000 warrants to purchase Ordinary Shares (the “CB Warrants”) in a private placement to our affiliate Willis Plus Limited (the “Investor”). Commencing August 15, 2013, the Bonds are convertible into our Ordinary Shares at an initial conversion price of US$1.0811 per share; and the CB Warrants are exercisable to purchase Ordinary Shares at an initial exercise price of $1.2973 per share, respectively. The Investor is a special purpose entity owned by our Majority Shareholders. The Investor borrowed the funds used to purchase the Bonds from PA Universal Opportunity VII Limited. The use of proceeds is intended for project development costs for several property development projects in mainland China.

We filed a registration statement with the Securities & Exchange Commission (“SEC”) covering the public resale of a portion of the Ordinary Shares issuable upon conversion of the Bonds and the exercise of the CB Warrants (defined below) pursuant to a registration rights agreement between the parties. The registration statement was declared effective on April 4, 2013. As Ordinary Shares are sold into the market, the Company will have the right to file subsequent registration statements to register the resale of additional shares, subject to certain limitations contained in the SEC’s rules.

The Bonds are jointly and severally guaranteed by M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited, China Metro-Rural Development Limited and China Focus City (H.K.) Holdings Limited (the “Subsidiary Guarantors”, being our non-PRC subsidiaries) and secured by share pledges over the issued share capital of the Subsidiary Guarantors that we own.

Conversion Price of Bonds

All (but not part only) of the principal amount of the Bonds are convertible into our Ordinary Shares at an initial conversion price per Ordinary Share equal to US$1.0811. The Bonds are not convertible until August 15, 2013. Based on such initial conversion price, 55,499,028 of the Company’s Ordinary Shares are issuable upon conversion of the Bonds, representing approximately 75.46% of the total issued share capital of the Company and approximately 43.01% of the total issued share capital of the Company as enlarged by such issue and assuming no existing warrants of the Company are exercised and no further issue of shares.

Company Covenants and Investor Put Right

Under the terms of the Bonds, the Company undertakes to comply with certain financial covenants and will need to seek consent of holders of Bonds in respect of certain corporate activities and major transactions. Under the terms of the Bonds, if the Bonds have not previously been converted, the Investor has the right to put back the Bonds to the Company on the third anniversary of the date of issue of the Bonds at an amount equal to 100 percent of the principal amount outstanding of the Bonds to be repaid with accrued but unpaid interest and the relevant PIK Payment (as defined below).

PIK Payment

On the earlier of the date on which the Bonds are put back to the Company, or maturity, the Company shall also pay a premium on the principal amount of the Bonds outstanding equal to the aggregate of the following amounts, collectively, the PIK Payment:

(a) an amount representing interest accrued through the date ending on the earlier of the anniversary of the issue date of the Bonds or the relevant date of redemption or repayment, at the rate of 7 per cent. per annum of the principal amount of the Bonds then outstanding, compounded annually (the “PIK Principal Portion”); and

(b) each PIK Principal Portion shall bear interest from the relevant date on which the PIK Principal Portion is first incurred at a rate of 21 per cent. per annum compounding on an annual basis.

Issuance of CB Warrants

Simultaneously with the issue of the Bonds, we issued to the Investor warrants, or CB Warrants, exercisable to purchase up to 6,000,000 Ordinary Shares of the Company at an initial exercise price of US$1.2973 per Ordinary Share, representing a 20% premium over the initial conversion price of the Bonds, exercisable for the four (4) year period commencing August 15, 2013 (the first anniversary of the date of issue of the Bonds). The terms of the CB Warrants further provide that in case no registration statement is available for resale of Ordinary Shares which may be issued under the CB Warrants (the “Exercise Shares”), the holder of the CB Warrants may elect to receive Exercise Shares by way of cashless exercise pursuant to which the difference of the Current Market Value (as defined under the terms of the CB Warrants) of the Exercise Shares and the exercise price which would have been received for the Exercise Shares would be used to determine the net number of Exercise Shares to be issued to the holder of the CB Warrants. The Company may have the option to pay cash instead of issued Ordinary Shares. In the event the Company seeks an alternate listing on a recognized stock exchange and the listing of the shares to be issued under the CB Warrants is not allowed or the listing of the shares would be deferred for reasons associated with the CB Warrants, the Company shall have a right to cancel the CB Warrants by compensating the holder of the CB Warrants with one Ordinary Share for every three CB Warrants tendered for surrender, credited as fully paid.

Anti-dilution protection

The Bonds and CB Warrants will have customary anti-dilution protection, which will include adjustments for (i) consolidation, reclassification or subdivision, (ii) capitalization of profits or reserves, (iii) capital distributions including cash or non-cash dividends (except aggregate cash dividends in a fiscal year not exceeding the lower of (A) 25% of consolidated net profit attributable to our equity holders immediately preceding fiscal year), and (B) dividend yield of 6% of the volume weighted average prices of each trading day in the 30 days immediately prior to the announcement of such dividend, (iv) rights issues of shares or options over shares, (v) rights issues of other securities, (vi) new issues and other issues of securities at a discount of more than 5% to Current Market Price, (vii) modification of rights of conversion, exchange, etc, where the consideration per share receivable is at a discount of more than 5% to Current Market Price, (viii) other offers of securities in connection with which the shareholders as a class are entitled to participate, (ix) issues of new shares at a discount of more than 5% of the prevailing conversion price in which case adjustment of the conversion price shall occur on a full ratchet basis, and (x) and transactions which are similar to the foregoing, except that existing warrants issued by the Issuer and employee share schemes or incentives (subject to a cap of 10 % of our total share capital), will each not result in such adjustment.

Listing of Shares

The Ordinary Shares underlying the Bonds and the CB Warrants have been listed on the NYSE MKT.

Affiliate Transaction

Prior to the issuance of the Bonds and CB Warrants, we originally sought the investment directly from PAG. In the negotiation process, PAG demanded the personal guarantee from our Majority Shareholders and sought collateral from them. As a result of that dialogue, the Majority Shareholders sought consideration from PAG and us in connection with the guarantee and security requested by PAG. The net result was that PAG would make a loan of US$60,000,000 to the Investor and the Investor would use the loan proceeds to purchase the Bonds. Under this arrangement, PAG is entitled to receive 20% of any gross return realized by the Investor on the Bonds and CB Warrants, net of certain permitted expenses, that is in excess of 21% per annum internal rate of return payable on the PAG bond.

The Investor is categorized as our affiliate since both shareholders of the Investor, Mr. Cheng and Mr. Leung are together deemed to be our largest shareholder, by their deemed beneficial ownership of over 50% of our issued and outstanding Ordinary Shares through Kind United Holdings Limited. Accordingly, the issuance of the Bonds and CB Warrants each constitutes a transaction with our affiliate (the “Affiliate Transaction”) which is subject to, amongst other things, the review and approval of our board of the Company and our Audit Committee.

Our board and our Audit Committee are of the opinion that the Affiliate Transaction is in our best interests and our shareholders as a whole and our board and our Audit Committee each approved the Affiliate Transaction on July 17, 2012.

Rights as a Shareholder

Except as otherwise provided in the Bonds or the CB Warrants or by virtue of such holder’s ownership of our ordinary shares, a holder of a Bond or CB Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, unless the holder has converted the Bonds or exercises the CB Warrants.

Warrants to Purchase Ordinary Shares—May 2011

General

We issued warrants on May 11, 2011, pursuant to a warrant agency agreement. The warrants are exercisable at any time upon issuance until the date that is three years after their issuance, or May 10, 2014. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the warrant agent a duly executed exercise notice accompanied by payment in full for the number of our ordinary purchased upon such exercise. No fractional ordinary shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the market value of an ordinary share.

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

Exercise Price

Each warrant issued in May 2011 represents the right to purchase ordinary shares at an exercise price equal to US$3.456 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain dividends and share distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The exercise price is also subject to broad-based weighted average anti-dilution adjustments in the event that we issue shares in the future at a per share price below the exercise price of the warrants, subject to customary exclusions from anti-dilution adjustments. On August 16, 2011, we informed the warrant holders that the exercise price of the warrants was adjusted from US$3.456 per ordinary shares to US$3.318 pursuant to Section 2(c) of the Warrant to Purchase Ordinary Shares, as a result of two private placements by the Company, which were closed on August 2, 2011 and August 16, 2011 with an aggregate of 7,900,000 ordinary shares issued at US$2.50 per ordinary share and 5,900,000 warrants issued where each warrant entitles the holder to purchase 1 ordinary share of the Company at an exercise price of US$2.875 per ordinary share upon exercise. On August 20, 2012, we informed the warrant holders that the exercise price of the warrants was adjusted to US$1.959 pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, as a result of the August 2012 issuance of US$60 million Bonds discussed above with a initial conversion price of US$1.0811 per Ordinary Share and the CB Warrants to purchase 6 million Ordinary Shares at an exercise price of US$1.2973 per Ordinary Share. The Adjustment was effective from August 15, 2012.

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

Inspection of Register of Members. Our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, at the registered office or such other place at which the register is kept in accordance with The BVI Business Companies Act, 2004, unless the register is closed in accordance with our Memorandum and Articles of Association.

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

On August 30, 2011, China North Asia Development Co., Ltd. entered into an RMB loan contract with Xi’an International, under which Xi’an International extended an RMB100,000,000 loan to China North Asia Development Co., Ltd.. The term of the loan is from date of drawn down (August 30, 2011) to August 30, 2012.

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

On June 6, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB syndicated loan contract with ICBC and China Merchant Bank, under which ICBC and CMB extended an RMB97,000,000 loan to China Tieling Northeast. The term the loan is from date of drawn down (June 25, 2012) to June 25, 2015.

On July 24, 2012 we entered into certain agreements in connection with the issuance of US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) and 6,000,000 warrants to purchase Ordinary Shares (the “CB Warrants”) in a private placement to the Investor . The Investor is a special purpose entity owned by our Majoirty Shareholders. The Investor borrowed the funds used to purchase the Bonds from PAG. The use of proceeds is intended for project development costs for several property development projects in mainland China.

Prior to the issuance of the Bonds and CB Warrants, we originally sought the investment directly from PAG. In the negotiation process, PAG demanded the personal guarantee from our Majority Shareholders and sought collateral from them. As a result of that dialogue, the Majority Shareholders sought consideration from PAG and us in connection with the guarantee and security requested by PAG. The net result was that PAG would make a loan of US$60,000,000 of bonds to the Investor and the Investor would use the loan proceeds to purchase the Bonds and CB Warrants. Under this arrangement, PAG is entitled to receive 20% of any gross return realized by the Investor on the Bonds and CB Warrants, net of certain permitted expenses, that is in excess of 21% per annum internal rate of return payable on the PAG bond.

On August 16, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB loan contract with SPB Bank, under which SPD Bank extended an RMB40,000,000 loan to China Tieling Northeast. The term the loan is from date of drawn down (August 20, 2012) to August 7, 2013.

On August 22, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB loan contract with SPB Bank, under which SPD Bank extended an RMB40,000,000 loan to China Tieling Northeast. The term the loan is from date of drawn down (August 31, 2012) to August 7, 2013.

On October 15, 2012, we, through our subsidiary, entered into an agreement for the disposition of 100% of our equity interest in China Focus City (H.K.) Holdings Limited and 75% of our equity interest in Qiqihar China Focus City Holdings (Group) Co. Ltd. (“Qiqihar CFC”) to Run Xing Investments Limited and Honour Noble Holdings Limited (collectively, the “Purchasers”) (collectively the “Sale”). Pursuant to the agreement, we, through our subsidiaries, are to receive considerations of RMB150,000,000 plus an amount of RMB85,595,967, representing certain post-tax profits arising from Qiqihar CFC prior to the Sale, and interest on the pre-tax balance of such amount calculated from July 28, 2012 through the date of payment. In addition, the Purchasers are to enter into a legally binding guaranty with respect to our remaining 25% interest in Qiqihar CFC that we will receive (X) a pre-tax 21% fixed annual return of our remaining 25% interest in Qiqihar CFC, (equal to RMB10,500,000) beginning October 15, 2013 and (Y) RMB50,000,000 on or before October 14, 2013.

The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase our 25% interest in Qiqihar CFC. The payments of the amounts described above shall be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. Su Shaobin, who is one of our directors.

On October 24, 2012, one of our subsidiaries, China Dezhou Northeast entered into an RMB loan contract with Bank of China, under which Bank of China extended an RMB65,000,000 loan to China Dezhou Northeast. The term the loan is from date of drawn down (October 24, 2012) to December 25, 2014.

On October 25, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB syndicated loan contract with ICBC and China Merchant Bank, under which ICBC and CMB extended an RMB141,000,000 loan to China Tieling Northeast. The term the loan is from date of drawn down (November 1, 2012) to October 31, 2015.

On November 1, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB loan contract with Bank of Tieling, under which Bank of Tieling extended an RMB13,000,000 loan to China Tieling Northeast. The term the loan is from date of drawn down (November 1, 2012) to October 31, 2013.

On March 15, 2013, one of our subsidiaries, China Metro-Rural Limited, entered into six HKD loan agreements, where the terms and conditions of the loan agreements are identical except for the amount, with certain independent third parties, under which these third parties extended an aggregate amount of HK$60,000,000 loan to China Metro-Rural Limited. The term of these loans is from March 15, 2013 to March 14, 2015. The loans are unsecured, interest bearing at 18% per annum.

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

All of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC Government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

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

E. Taxation

The following summary of the material British Virgin Islands tax consequences and material United States federal income tax consequences of an investment in our ordinary shares and warrants is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. We have also provided a summary of the material PRC and Hong Kong taxes in respect of our business operations. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares and warrants.

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

Material United States Federal Income Tax Consequences

General

The following are the material U.S. federal income tax consequences applicable to U.S. Holders of owning ordinary shares and warrants of the Company. For this purpose “U.S. Holders” is a beneficial owner of our securities that is for U.S. federal income tax purposes:

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein and have not obtained an opinion of counsel in respect of as to such tax consequences. The IRS may disagree with the conclusions expressed in discussion herein, and its determination may be upheld by a court.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends in respect of our ordinary shares may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE MKT Equities, as are our ordinary shares. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ordinary shares.

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

Possible Constructive Distributions

The terms of a warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. If an adjustment is made to the number of shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to a U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment (e.g., not adjusting the exercise price and number of shares issuable on exercise of the warrant for issuances of shares at a price below the warrant exercise price and below market) may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of ordinary shares.

Taxation on the Sale, Exchange or other Disposition of Ordinary Shares

Upon a sale, exchange or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, if the ordinary shares transferred constitute capital assets. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

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

If we are classified as a PFIC, you must file United States Internal Revenue Service Form 8621 for each tax year in which you make a disposition of your ordinary shares, receive direct or indirect distributions on your ordinary shares or make a mark-to-market or deemed sale election mentioned above with respect to your ordinary shares. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are a PFIC for a given taxable year, you should consult your tax advisor concerning the tax consequences to you of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and your annual filing requirements.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125 thousand and US$250 thousand, depending on the individual’s circumstances). A United States person’s net investment income includes its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares and warrants.

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (or such higher amount as is specified in U.S. Treasury regulations) required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of these reporting rules to their ownership of our ordinary shares and warrants.

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

Backup Withholding and Information Reporting

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares or warrants may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Our corporate website is www.chinametrorural.com. We make available free of charge on or through our website our Annual Reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

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

Foreign Exchange Risk

We conduct our business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a portion of expenses are denominated in foreign currencies, such as interest expense in Hong Kong dollars and United States dollars paid to lenders, salaries paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year 2013, all of our revenues were denominated in Renminbi. During the same period, approximately 87.9% of our expenses (excluding tax) were denominated in Renminbi, approximately 5.6% were denominated in Hong Kong dollars and approximately 6.5% were denominated in U.S. dollars. Further, as of March 31, 2013, approximately 70.9% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi, approximately 5.0% was denominated in Hong Kong dollars and approximately 24.1% were denominated in U.S. dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists of bank and other borrowings, a loan from a non-controlling interest and convertible bonds. As of March 31, 2013, we had HK$425.1 million in bank borrowings that bore interest at floating rates ranging from 7.0% to 8.0% per annum and bank and other borrowings that bore interest at fixed rates ranging from 7.0% to 18.0% per annum.

Additional increases in interest rates could potentially result in an increase in our cost of float rate borrowings, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2013, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 7.0% to 8.0% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2013 were 6.4% per annum (2012: 6.6% per annum). Based on our borrowings as of March 31, 2013, we estimate that interest expense relating to our borrowings payable would increase by HK$4.3 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

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

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2013, the end of the period covered by this Annual Report. Based on such evaluation, management with the participation of the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2013 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change was made in our internal control over financial reporting during the fiscal year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2013 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2013.

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

No change was made in our internal control over financial reporting during fiscal year 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2013 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2012 and March 31, 2013 and for the years ended March 31, 2011, 2012 and 2013, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2013, including the audit of the Company’s annual financial statements are approximately US$538,462 (HK$4,200,000).

Audit services of PricewaterhouseCoopers for fiscal year 2012 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2012 and March 31, 2011 and for the years ended March 31, 2010, 2011 and 2012, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2012, including the audit of the Company’s annual financial statements are approximately US$463,846 (HK$3,618,000).

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2012 or 2013. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance.

Audit-Related Fees and All Other Fees

The aggregate fees for audit-related or other fees to PricewaterhouseCoopers for fiscal year 2013 and 2012 are approximately US$44,872 (HK$350,000) and nil, respectively.

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

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles of Association. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders holding not less than one-third of the shares entitled to be voted at the meeting.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Our Audited Financial Statements as of March 31, 2012 and 2013 and for the years ended March 31, 2011, 2012 and 2013, including the notes thereto and together with auditor’s report thereon, are included in this Annual Report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.[1]

1.2	Amended and Restated Articles of Association.[2]

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[3]

4.2	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[4]

4.5	Employment Agreement, dated January 1, 2010, between China Metro-Rural Exchange Limited and Mr. Sio Kam Seng.[1]

4.8	Credit Facility Letter between China Tieling Northeast and HSBC Bank (China) Company Limited, Shenzhen Branch, dated March 19, 2010.[1]

4.10	Cooperative Framework Agreement between China Metro-Rural Development Limited and Dezhou Municipal Government dated July 17, 2010.[5]

4.11	Loan Contract between China Tieling Northeast and SPD Bank dated July 31, 2010.[5]

4.12	Loan Contract between China Tieling Northeast and Tieling Commercial Bank dated August 2, 2010.[5]

4.13	Loan Contracts between China Metro-Rural Limited and independent third parties dated December 20, 2010.[5]

4.14	Loan Contract between China Tieling Northeast and SPD Bank dated July 13, 2011.[6]

4.15	Loan Contract between China Tieling Northeast and SPD Bank dated August 19, 2011.[6]

4.16	Service Agreement, dated August 25, 2011, between China Metro-Rural Exchange Limited and Mr. Ho Min Sang.[6]

4.17	Service Agreement, dated August 25, 2011, between China Metro-Rural Exchange Limited and Mr. Su Shaobin.[6]

4.18	Loan Contract between China Tieling Northeast and SPD Bank dated August 30, 2011.[6]

4.19	Loan Contract between China Tieling Northeast and Xi’an International Trust Co., Ltd. dated August 30, 2011.[6]

4.20	Loan Contract between Tieling North Asia Development Co., Ltd. and Xi’an International Trust Co., Ltd. dated August 30, 2011.[6]

4.21	Loan Contract between China Tieling Northeast and SPD Bank dated September 27, 2011.[6]

4.22	Loan Contracts between China Metro-Rural Limited and independent third parties dated November 4, 2011.[6]

4.23	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated June 6, 2012

4.24	Subscription Agreement for the Convertible Bonds dated July 24, 2012.[7]

4.25	Form of Terms and Conditions relating to the Convertible Bonds[8]

4.26	Form of Warrant Instrument[9]

Exhibit Number	Description
4.27	Form of Registration Rights Agreement[10]

4.28	Definitive Form of Subsidiary Guarantee[11]

4.29	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012[12]

4.30	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012[13]

4.31	Form of Terms and Conditions relating to the PAG Bonds[14]

4.32	Form of Guarantee relating to the PAG Bonds[15]

4.33	Loan Contract between China Tieling Northeast and SPD dated August 16, 2012

4.34	Loan Contract between China Tieling Northeast and SPD dated August 22, 2012

4.35	Sale and Purchase Agreement for the dispositions of HKCFC and Qiqihar CFC dated October 15, 2012

4.36	Loan Contract between China Dezhou Northeast and Bank of China dated October 24, 2012

4.37	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated October 25, 2012

4.38	Loan Contract between China Tieling Northeast and Bank of Tieling dated November 1, 2012

4.39	Loan Contracts between China Metro-Rural Limited and independent third parties dated March 15, 2013

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Valuation Firm

15.3	Consent of Valuation Firm

[1]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2010.
[2]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 17, 2012.
[3]	Incorporated by reference to Annex A to the registrant’s Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.
[4]	Incorporated by reference to Annex B to Exhibit 99.1 to the registrant’s Form 6-K filed with the SEC on March 1, 2010.
[5]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2011.
[6]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 16, 2012.
[7]	Incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[8]	Incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[9]	Incorporated by reference to Exhibit 99.4 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

[10]	Incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[11]	Incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[12]	Incorporated by reference to Exhibit 99.7 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[13]	Incorporated by reference to Exhibit 99.8 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[14]	Incorporated by reference to Exhibit 99.9 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[15]	Incorporated by reference to Exhibit 99.10 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer

Date: July 18, 2013

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

as at March 31, 2013 and 2012

and

for the years ended March 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

July 18, 2013.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended March 31, 2013, 2012 and 2011

	Notes	2013 US$’000		2013 HK$’000		2012 HK$’000		2011 HK$’000
		(Note 45)
Continuing operations:
Revenue	7		36,508		284,759		765,872		581,573
Cost of sales	11		(27,943)		(217,955)		(467,195)		(352,265)

Gross profit			8,565		66,804		298,677		229,308
Other income, net	9		8,658		67,535		61,363		68,234
Other (losses)/gains, net	10		(8,926)		(69,617)		6,828		120,456
Selling expenses	11		(4,135)		(32,254)		(24,212)		(22,436)
Administrative expenses	11		(14,423)		(112,504)		(117,922)		(64,748)

Operating (loss)/profit			(10,261)		(80,036)		224,734		330,814
Finance income	13		2,174		16,954		916		803
Finance costs	13		(1,612)		(12,570)		(527)		(3,927)

Finance income/(costs)—net			562		4,384		389		(3,124)
Share of loss of an associate			(206)		(1,606)		(2,456)		(386)

(Loss)/profit before income tax			(9,905)		(77,258)		222,667		327,304
Income tax expenses	14		(4,583)		(35,746)		(90,202)		(124,630)

(Loss)/profit for the year from continuing operations			(14,488)		(113,004)		132,465		202,674
Discontinued operations:	17
Profit for the year from discontinued operations, net of tax			2,248		17,532		98,594		29,878

(Loss)/profit for the year			(12,240)		(95,472)		231,059		232,552

Attributable to:
Equity holders of the Company			(12,962)		(101,104)		208,986		227,346
Non-controlling interests			722		5,632		22,073		5,206

			(12,240)		(95,472)		231,059		232,552

(Loss)/earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the year	15
Basic (loss)/earnings per share
From continuing operations		US$	(0.21)	HK$	(1.61)	HK$	1.56	HK$	3.17
From discontinued operations		US$	0.03	HK$	0.24	HK$	1.40	HK$	0.37

		US$	(0.18)	HK$	(1.37)	HK$	2.96	HK$	3.54

Diluted (loss)/earnings per share
From continuing operations		US$	(0.21)	HK$	(1.61)	HK$	1.56	HK$	3.17
From discontinued operations		US$	0.03	HK$	0.24	HK$	1.40	HK$	0.37

		US$	(0.18)	HK$	(1.37)	HK$	2.96	HK$	3.54

Dividend—Non-cash (HK$’000)	16		—		—		—		466,474

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31, 2013, 2012 and 2011

	2013 US$’000	2013 HK$’000	2012 HK$’000	2011 HK$’000
	(Note 45)
(Loss)/profit for the year	(12,240)	(95,472)	231,059	232,552
Other comprehensive income, net of tax:
Increase in fair value of leasehold land and buildings, net of deferred income tax	—	—	—	4,636
Exchange difference on translation of foreign operations	1,189	9,277	34,778	42,700

Total comprehensive (loss)/income for the year	(11,051)	(86,195)	265,837	279,888

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the Company
Continuing operations	(14,091)	(109,911)	144,562	234,028
Discontinued operations	2,248	17,532	98,594	29,085

	(11,843)	(92,379)	243,156	263,113

Non-controlling interests
Continuing operations	792	6,184	22,681	(657)
Discontinued operations	—	—	—	17,432

	792	6,184	22,681	16,775

	(11,051)	(86,195)	265,837	279,888

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2013 and 2012

	Notes	March 31, 2013 US$’000	March 31, 2013 HK$’000	March 31, 2012 HK$’000
		(Note 45)
Non-current assets
Investment properties	18	70,979	553,633	542,598
Investment properties under construction	19	1,933	15,077	14,854
Property, plant and equipment	20	13,737	107,145	108,727
Land use rights	21	10,052	78,407	70,695
Deposit for investment properties		1,889	14,738	14,640
Deposit for acquisition of land use rights	22	16,097	125,556	124,724
Interest in an associate	23	3,371	26,298	27,728
Restricted and pledged bank deposits	28	1,743	13,594	—

		119,801	934,448	903,966

Current assets
Completed properties held for sale	25	64,310	501,620	475,413
Properties under development	26	119,411	931,404	811,000
Land use rights	21	279	2,178	1,911
Deposit for acquisition of land use rights	22	—	—	160,169
Trade and other receivables	27	55,578	433,507	462,334
Restricted and pledged bank deposits	28	4,510	35,182	17,508
Cash and cash equivalents	28	46,736	364,539	343,578

		290,824	2,268,430	2,271,913

Current liabilities
Trade payables, other payables and accruals	29	49,150	383,370	599,883
Receipt in advance	34	4,804	37,469	179,507
Current income tax liabilities		31,483	245,569	245,553
Derivative financial liabilities	30	40,323	314,522	2,941
Bank and other borrowings	31	36,757	286,703	478,763

		162,517	1,267,633	1,506,647

Net current assets		128,307	1,000,797	765,266

Total assets less current liabilities		248,108	1,935,245	1,669,232

Non-current liabilities
Deferred income tax liabilities	24	10,652	83,090	80,983
Bank and other borrowings	31	38,112	297,271	253,839
Convertible bonds	32	39,317	306,669	—
Loan from a non-controlling interest of a subsidiary	44	7,538	58,800	58,800

		95,619	745,830	393,622

Net assets		152,489	1,189,415	1,275,610

Equity
Equity attributable to equity holders of the Company
Share capital	33	73	573	573
Reserves		148,804	1,160,671	1,253,050

		148,877	1,161,244	1,253,623
Non-controlling interests		3,612	28,171	21,987

Total equity		152,489	1,189,415	1,275,610

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2013, 2012 and 2011

	Notes	2013 US$’000	2013 HK$’000	2012 HK$’000	2011 HK$’000
		(Note 45)
Cash flows from operating activities
(Loss)/profit before income tax		(12,508)	(97,559)	355,778	363,234
Adjustments for:
Interest income		(3,200)	(24,963)	(1,154)	(1,858)
Interest expenses		1,612	12,570	527	4,895
Depreciation of property, plant and equipment	20	1,101	8,590	6,583	6,697
Amortization of land use rights	21	285	2,226	1,940	2,062
Share of loss of an associate		206	1,606	2,456	369
Share-based payment		—	—	—	1,148
Increase in fair values of investment properties	10	(798)	(6,228)	(2,594)	(113,120)
Increase/(decrease) in fair values of warrants	10	1,046	8,157	(4,047)	—
Increase in fair values of derivative components of convertible bonds	10	15,457	120,564	—	—
Gain on disposals of investment properties		—	—	—	(5,795)
Loss on disposals of property, plant and equipment		—	—	3	—
Net unrealized loss on financial assets at fair value through profit or loss		—	—	—	51
Gain on disposals of financial assets at fair value through profit or loss		—	—	—	(1,128)
Gain on disposals of land use right	10	—	—	—	(8,502)
Gain on disposal of subsidiaries		—	—	—	(90)
Investment income		—	—	—	(1,112)
Recycling of exchange difference to profit or loss upon the Distribution	17	—	—	—	(20,284)
(Reversal of)/provision for impairment of trade and other receivables	11, 27	(238)	(1,855)	3,990	2,877
Transaction costs related to derivatives component of the convertible bonds	32	871	6,796	—	—
Reversal of inventory obsolescence		—	—	—	(3,700)

Operating cash flows before movements in working capital		3,834	29,904	363,482	225,744
Additions of properties under development	26	(50,202)	(391,576)	(934,852)	(456,450)
Additions of land use rights	21	(8,161)	(63,653)	(858,579)	(137,511)
Refunds of payments from acquisition of land use rights	21	4,968	38,748	721,071	62,721
Deposits paid for acquisition of land use rights		(18,441)	(143,836)	(115,116)	(41,245)
Increase in inventories		—	—	—	(468)
Decrease in completed properties held for sale		25,071	195,556	417,837	376,735
Decrease in construction contract		—	—	—	51,514
Decrease/(increase) in trade and other receivables		7,202	56,177	(279,125)	(81,698)
Increase in trade payables, other payables and accruals		8,154	63,600	352,022	85,672
Increase/(decrease) in receipt in advance		43,492	339,236	155,720	(85,120)

Cash generated/(used in) from operations		15,917	124,156	(177,540)	(106)
Interest received		137	1,066	1,154	1,858
Interest paid		(14,451)	(112,720)	(72,632)	(33,513)
Income tax paid		(5,111)	(39,862)	(31,370)	(21,386)

Net cash used in operating activities		(3,508)	(27,360)	(280,388)	(53,147)

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the years ended March 31, 2013, 2012 and 2011

	Notes	2013 US$’000	2013 HK$’000	2012 HK$’000	2011 HK$’000
		(Note 45)
Cash flows from investing activities
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	39	(22,682)	(176,917)	—	(4,688)
Net outflow of cash and cash equivalents in respect of the Distribution	17	—	—	—	(596,993)
Purchases of property, plant and equipment	20	(4,849)	(37,820)	(11,781)	(6,020)
Additions to investment properties		—	—	—	(4,340)
Additions to investment properties under construction	19	(38)	(301)	(40,716)	(98,450)
Deposits paid for investment properties		—	—	—	(13,801)
Proceeds from disposal of an investment property		—	—	—	17,185
Purchases of financial assets at fair value through profit or loss		—	—	—	(22,584)
Purchase of available-for-sale financial assets		(630)	(4,915)	—	—
Proceeds from disposals of financial assets at fair value through profit or loss		—	—	—	21,225
Investment income		—	—	—	1,112

Net cash used in investing activities		(28,199)	(219,953)	(52,497)	(707,354)

Cash flows from financing activities
Proceeds from issuance of new shares and warrants	33	—	—	179,094	—
Proceeds from issuance of new shares by subsidiaries	40	—	—	—	640
(Increase)/decrease in restricted and pledged bank deposits		(3,971)	(30,975)	109,286	62,144
Proceeds from bank and other borrowings		71,654	558,906	1,054,054	314,300
Repayments of bank and other borrowings		(91,159)	(711,042)	(873,218)	(225,369)
Loan from a non-controlling interest	44	—	—	46,800	12,000
Proceeds from issuance of convertible bonds, net of direct expenses	32	57,770	450,606	—	—

Net cash generated from financing activities		34,294	267,495	516,016	163,715

Net increase/(decrease) in cash and cash equivalents		2,587	20,182	183,131	(596,786)
Cash and cash equivalents at beginning of the year		44,048	343,578	156,928	746,669
Effect of foreign exchange rate changes		101	779	3,519	7,045

Cash and cash equivalents at end of the year	28	46,736	364,539	343,578	156,928

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2011, 2012 and 2013

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2010	500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561
Profit for the year	—	—	—	—	—	—	227,346	227,346	5,206	232,552
Other comprehensive income:
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	1,868	—	—	—	—	1,868	2,768	4,636
Exchange difference on translation of foreign operations	—	—	—	33,899	—	—	—	33,899	8,801	42,700

Total comprehensive income for the year	—	—	1,868	33,899	—	—	227,346	263,113	16,775	279,888
Transfer to retained profit upon disposals of the properties	—	—	(144)	—	—	—	144	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(499)	—	—	—	499	—	—	—
Share-based payments	—	—	—	—	463	—	—	463	685	1,148
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	640	640
Deemed receipt from non-controlling interests	—	—	—	—	(446)	—	—	(446)	446	—
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(58)	—	58	—	—	—
Disposal of a subsidiary (note (f))	—	—	—	—	—	—	—	—	(8,957)	(8,957)
Dividend—Distribution of subsidiaries (note (g))	—	—	—	—	—	—	(466,474)	(466,474)	(805,855)	(1,272,329)
Release of reserve upon distribution of subsidiary (note (g))	—	—	(46,633)	(20,284)	(39,966)	(5,067)	91,666	(20,284)	—	(20,284)

Balance at March 31, 2011 and at April 1, 2011	500	1,003,200	—	50,449	(637,323)	—	421,535	838,361	(694)	837,667
Profit for the year	—	—	—	—	—	—	208,986	208,986	22,073	231,059
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	—	34,170	—	—	—	34,170	608	34,778

Total comprehensive income for the year	—	—	—	34,170	—	—	208,986	243,156	22,681	265,837
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	45,514	(45,514)	—	—	—
Issue of new shares from the May 2011 Offering (as defined in note 33(a)) (note (h))	11	19,120	—	—	—	—	—	19,131	—	19,131
Issue of new shares from the August 2011 Share Placement (as defined in note 33(b)) (note (i))	16	38,714	—	—	—	—	—	38,730	—	38,730
Issue of new shares from the August 2011 Unit Placement (as defined in note 33(c)) (note (j))	46	114,199	—	—	—	—	—	114,245	—	114,245

Balance at March 31, 2012	573	1,175,233	—	84,619	(637,323)	45,514	585,007	1,253,623	21,987	1,275,610

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2011, 2012 and 2013

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2012	573	1,175,233	—	84,619	(637,323)	45,514	585,007	1,253,623	21,987	1,275,610
(Loss)/profit for the year	—	—	—	—	—	—	(101,104)	(101,104)	5,632	(95,472)
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	—	8,725	—	—	—	8,725	552	9,277

Total comprehensive income/(loss) for the year	—	—	—	8,725	—	—	(101,104)	(92,379)	6,184	(86,195)
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	68,879	(68,879)	—	—	—

Balance at March 31, 2013	573	1,175,233	—	93,344	(637,323)	114,393	415,024	1,161,244	28,171	1,189,415

The notes on pages F-13 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2011, 2012 and 2013

Note:

(a)	Issued capital included ordinary shares of HK$572,000 and preferred shares of HK$1,000 as at March 31, 2012 and 2013.
(b)	Capital reserve as at March 31, 2013 comprises of (1) a deficit of HK$703,648,000 arising from the merger with China Metro-Rural Limited (“China Metro”) resulted from a waiver of shareholders loans of HK$300,000,000 (as detailed in note (d) below) and issue of 57,443,238 ordinary shares with an equivalent amount of HK$1,003,648,000 which was recorded as a reduction of capital reserve (as detailed in note (e) below); and (2) other capital reserve amounted HK$66,325,000 arising from the corporate restructuring in 1997.
(c)	In accordance with PRC law and the articles of association of the relevant subsidiaries established in the PRC, the PRC subsidiaries may, upon the approval of the board of directors of the PRC subsidiaries, transfer certain of their net profit as stated in corresponding subsidiaries’ financial statements prepared under PRC accounting regulations to PRC statutory reserve. Such a transfer is not required when the amount of the PRC statutory reserve reaches 50% of the corresponding subsidiaries’ registered capital. The PRC statutory reserve shall only be used to make up losses of the corresponding subsidiaries’ production operations, or to increase the capital of the corresponding subsidiaries. Upon approval of the corresponding subsidiaries’ shareholders in general meetings, the subsidiaries may convert their PRC statutory reserve into registered capital and issue bonus capital to the existing owners in proportion to the existing ownership structure. In addition, this reserve is only distributable in the event of liquidation of these PRC subsidiaries.
(d)	In connection with the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to the consolidated financial statements, the shareholders of China Metro agreed to waive their loans to China Metro amounted to HK$300,000,000. Accordingly, the Company recorded such waiver as a capital contribution under capital reserve.
(e)	In respect of the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to the consolidated financial statements, an aggregate of 57,443,238 ordinary shares of the Company with an equivalent amount of HK$1,003,648,000 was issued. Such issuance was recorded as a reduction of capital reserve while the par value of the issued shares amounted to HK$448,000 was recorded as issued capital. The remaining amount between capital reserve and issued capital was recorded as share premium, net of 300,000 ordinary shares with a value of HK$5,241,000 which was issued as the issuance cost in respect of the share issuance.
(f)	In connection with a disposal of a subsidiary, which is further discussed in note 39(b) to the consolidated financial statements, the Company’s equity interests in the then subsidiary, Tieling Motor Vehicle Trading Co., Ltd. was reduced from 60% to 40%. As a result, the Company ceased to consolidate the results of Tieling Motor Vehicle Trading Co., Ltd.. Accordingly, non-controlling interest of approximately HK$8,957,000 was derecognized from equity upon the disposal.
(g)	In connection with the distribution of Man Sang International Limited (“MSIL”) which is further discussed in note 2(a) to the consolidated financial statements, the Company distributed MSIL to its shareholders with net assets attributable to the equity holders of the Company of approximately HK$466,474,000 and non-controlling interests of approximately HK$805,855,000, which were debited from equity.

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

Further details in respect of the distribution of MSIL are set out in notes 2(a) and 17 to the consolidated financial statements.

(h)	In connection with the May 2011 Offering (as defined in note 33(a)), the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrant to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the May 2011 Closing (as defined in note 33(a)), the fair values of these warrants approximated to HK$6,988,000, which was recorded as “Derivative financial liabilities”, and an amount of approximately HK$11,000 (being 1,517,978 ordinary shares at US$0.001 each) and HK$27,101,000 (being the difference between the gross proceeds and the fair value of these warrants and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$7,981,000 in connection with the May 2011 Offering.
(i)	In connection with the August 2011 Share Placement (as defined in note 33(b)), the Company completed a private placement of 2,000,000 ordinary shares at a price of US$2.5 per share with gross proceeds of approximately US$5,000,000 (approximately HK$38,900,000). As a result of the August 2011 Share Closing (as defined in note 33(b)), an amount of approximately HK$16,000 (being 2,000,000 ordinary shares at US$0.001 each) and HK$38,884,000 were credited in issued capital and share premium account, respectively The Company also incurred certain share issuance expenses amounted to HK$170,000 in connection with the August 2011 Share Placement.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2011, 2012 and 2013

Note:

(j)	In connection with the August 2011 Unit Placement (as defined in note 33(c)), the Company completed a private placement of 5,900,000 units at a price of US$2.5 per unit with gross proceeds of approximately US$14,750,000 (approximately HK$114,755,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase one of the Company’s ordinary shares. The exercise price of the warrants was US$2.875 per ordinary share and with a term of two years. As at the August 2011 Unit Closing (as defined in note 33(c)), the fair value of these warrants approximated to nil. As a result, an amount of approximately HK$46,000 (being 5,900,000 ordinary shares at US$0.001 each) and HK$114,709,000 (being the difference between the gross proceeds and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$510,000 in connection with the August 2011 Unit Placement.

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

In prior years, the Company, through its former subsidiaries, engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products. The Company also owned and operated an industrial real estate complex in Shenzhen, People’s Republic of China (the “PRC”) and a market center with various supporting facilities in Shanxiahu, Zhuji, Zhejiang Province, the PRC, which represented the Man Sang Discontinued Operations (as defined in note 2(a)) as a result of the Distribution (as defined in note 2(a)). Further details in respect of the Distribution and the Man Sang Discontinued Operations are set out in note 2(a) to the consolidated financial statements.

The shares of the Company have been listed on the NYSE MKT under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suit 2204, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The directors of the Company consider Kind United Holdings Limited, a company incorporated in British Virgin Islands, to be the ultimate holding company of the Group.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on July 18, 2013.

Note 2—Summary of Significant Accounting Policies

(a) Basis of preparation and presentation

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited (“MSIL”), held by the Company, represented approximately 494 million ordinary shares in MSIL (the “Distribution”), which was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and discontinued its jewelry and real estate businesses (the “Man Sang Discontinued Operations”). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’ (“IFRS 5”), the Man Sang Discontinued Operations were shown as discontinued operations in the Group’s consolidated financial statements.

In addition, on October 15, 2012, the Company has, in effect, entered into an agreement to dispose of its entire equity interest in HK CFC (as defined in note 39(a)) and Qiqihar CFC (as defined in note 39(a)), which currently represented the Company’s entire rural-urban migration and city re-development business. In accordance with IFRS 5, the rural-urban migration and city re-development business carried out by HK CFC and Qiqihar CFC has been classified as discontinued operations (“Qiqihar Discontinued Operations”). Further details in respect of the disposal of HK CFC and Qiqihar CFC and the Qiqihar Discontinued Operations are set out in note 17 to the consolidated financial statements.

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

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2012. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 of the consolidated financial statements.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5). Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that if the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(f) Investment properties

Investment properties are land and/or buildings that are held to earn rental income and/or for capital appreciation, which include property interest held under operating lease carries at fair value. Land held under operating leases is accounted for as investment property when the rest of the definition of an investment property is met.

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

If investment properties and/or investment properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and building, or if become intended for sale are transferred to properties under development or completed properties held for sales, and their fair value at the date of reclassification becomes their deemed cost for accounting purposes.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Leasehold land classified as finance lease and buildings	Over the shorter of the term of the lease or 20 years
Leasehold improvements	33%
Plant and machinery	10%
Furniture, fixtures and equipment	20% - 33%
Motor vehicles	10% - 25%

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

(h) Properties under development

Property that is being constructed or developed for future use as held-for-sales is classified as properties under development and stated at lower of costs and net realizable value until construction or development is complete, at which time it is reclassified as completed properties held for sale. Costs comprise construction costs, borrowing costs capitalized, costs of land use rights, amortization of land use rights and professional fees incurred during the development period. If properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and building and stated at cost less any identified impairment losses for accounting purposes.

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

If investment properties and/or investment properties under constructions become property held for sale, they are reclassified as completed properties held for sales and their fair value at the date of reclassification becomes their deemed cost for accounting purpose.

(j) Land use rights

Land use rights include up-front payments to acquire land and payments for lease of properties held under operating leases. Land use rights are stated at cost and are amortized on a straight-line basis over the period of the lease and the related amortization expense has been charged to administrative expenses. Land use rights are reclassified as properties under developments or investment properties under developments when the corresponding properties are ready to be constructed.

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

Financial assets

The Group’s financial assets are classified into one of the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss have two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition. At each statements of financial position date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in the consolidated income statement in the period in which they arise. Fair value gain or loss does not include any dividend or interest earned on these financial assets. Dividend and interest income is recognized in accordance with the Group’s policies in note 2(p) to the consolidated financial statements. The Group’s financial assets at fair value through profit or loss were solely attributable to the Man Sang Discontinued Operations, and as a result of the Distribution, the Group did not have any financial assets at fair value through profit or loss as at March 31, 2012 and 2013.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category or not classified in any other categories. They are included in non-current assets unless the investment natures or management intends to dispose of it within 12 months of the end of the reporting period.

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

Compound financial instruments

Compound financial instruments issued by the Company comprise convertible bonds that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The derivative component of the convertible bonds is recognized initially at the fair value. The liability component is recognized initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the derivative component. Any directly attributable transaction costs are allocated to the derivative financial liability and the liability components in proportion to their initial carrying amounts.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 ‘Revenue’. As at March 31, 2012 and 2013, the Group did not have any material financial guarantee contracts.

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

(l) Impairment of associates and non-financial assets

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

Impairment testing of the associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the year ended March 31, 2011, the construction contract of the Group was fully completed and there was no construction contract that was remained outstanding as at March 31, 2012 and 2013.

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

To promote sales of certain properties, the Group, through its Man Sang Discontinued Operations, conducted a promotional sale of these properties during fiscal year ended March 31, 2010 and fiscal year ended March 31, 2011 prior to the Distribution wherein it sold such properties at special rates to selected purchasers which was different from the normal sales of properties as discussed above where no special rates were given. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties as well as the sales of these properties were at special rates, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

Revenue from servicing and assignments of development rights

In its rural-urban migration and city re-development business, the Company develops and sells residential, commercial and other auxiliary properties as well as assigns the development rights to independent third party developers on portions of land plots that have already been designated by the local government under the framework agreement for development by such independent third parties. In connection with providing the development rights to the independent third party developers, the Company agrees with the independent third party developers to construct certain “economical housing units” (i.e. housing units to be provided to the local government free of charge) on behalf of the third party developers as the local government requires all property developers to construct certain “economical housing units”.

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

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed assuming amounts owned are considered collectible. The Group’s sale of goods were solely attributable to the Man Sang Discontinued Operations, and as a result of the Distribution, the Group no longer made any sale of goods.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r) Share-based payments

The Group operated a number of equity-settled, share based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. In determining the fair value of the options granted:

•	market performance conditions are taken into considerations;

•	the impact of any service and non-market vesting conditions (for example, profitability, sales growth targets and remaining employee of the entity over a specified time period) is excluded; and

•	including the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on non-marketing vesting conditions and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

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

Goodwill and fair value adjustments arising on an acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the statements of financial position date. Exchange differences arising are recognized in the translation reserve.

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

(v) Retirement benefits scheme

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

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

The Group’s contributions to the defined contribution retirement schemes are expensed as earned.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following revised IFRS, which are relevant to its operations:

•	IAS 12 (Amendment), ‘Income Taxes’

•	IFRS 7 (Amendment), ‘Financial Instruments: Disclosures—Transfers of Financial Assets’

The adoption of these newly effective amendments to existing standards does not have significant impact to the Group’s accounting policies or financial results.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2012 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after

IAS 1 (Amendment)	Presentation of Financial Statements	July 1, 2012
IAS 19 (Revised)	Employee Benefits	January 1, 2013
IAS 27 (As amended in 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (As amended in 2011)	Investments in Associates and Joint Ventures	January 1, 2013
IAS 32 (Amendment)	Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 7 (Amendment)	Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 9 (As amended in 2011)	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendments to IFRS 7 and 9	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2015
Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised)	Investment Entities	January 1, 2014
Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities—Transition Guidance	January 1, 2013
IFRSs (Amendment)	Improvements to IFRSs 2009-2011	January 1, 2013

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

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group were stated at fair value in accordance with the Group’s accounting policies stated in note 2(g) and 2(f) respectively. The fair value of investment properties, investment properties under development, and leasehold land and buildings are determined by management based in part on valuation by independent professional valuers, and the fair values of investment properties, investment properties under development and leasehold land and buildings are set out in notes 18, 19 and 20 to the consolidated financial statements respectively. The valuation is based upon assumptions including estimated rental values, future rental income, and appropriate discount rates. The valuers also make reference to current prices in an active market for the properties with similar lease and other contracts. In the absence of such information, the Group determines the amount within a range of reasonable fair value estimates. In making its judgment, the Group considers information from a variety of sources including:

(i)	current prices in an active market for properties of different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences, by reference to independent valuations; and

(ii)	recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices, by reference to independent valuations.

In the case of investment properties under development, their fair value reflects the expectations of market participants of the value of the properties when they are completed, less deductions for the costs required to complete the projects and appropriate adjustments for profit and risk. The valuation and all key assumptions used in the valuation should reflect market conditions at the balance sheet date. The key assumptions include value of completed properties, period of development, outstanding construction costs, other professional costs, risk associated with completing the projects and generating income after completion and investors’ return as a percentage of value or cost. The fair value is made by reference to independent valuation.

In making the judgment, reasonable consideration has been given to the underlying assumptions based on market conditions existing at the statements of financial position date. These estimates are regularly compared to actual market data and actual transactions in the market.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitors’ actions in response to severe industry cycles. Management reassesses these estimations at the statements of financial position date to ensure inventories are shown at the lower of cost and net realizable value. The Group’s inventories were solely attributable to the Man Sang Discontinued Operations, and as a result of the Distribution, the Group no longer carried any inventories nor its related provision/write-back of provision in its consolidated statement of financial position.

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

Impairment of long-lived assets

The Group conducts impairment reviews of assets when events of changes in circumstances indicate that their carrying amounts may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is lower than the greater of its fair value less costs to sell or the value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and the discount rate.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of convertible bonds

The fair value of convertible bonds are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.

Fair value of derivative financial instruments

The Group has issued certain warrants and convertible bonds where its derivative financial liability component are classified as derivative financial liabilities. These warrants and derivative financial liability component of convertible bonds are determined by way of valuation technique or external valuation which require subjective assumptions that are mainly based on performance conditions of the Group. The key assumptions are made by reference to the nature of the warrants and convertible bonds, share price of the trading securities, their conversion prices, implied volatility of their underlying trading securities and their exercise periods. Should the price of the underlying trading securities of these warrants is to be increased or decreased by 1%, the impact on profit or loss would be a loss of HK$499,000 and a gain of HK$482,000, respectively. Should the price of the underlying trading securities of the convertible bonds is to be increased or decreased by 1%, the impact on profit or loss would be a loss of HK$3,323,000 and a gain of HK$3,222,000, respectively.

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

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred assets and income tax expense in the periods in which such estimate is changed. As at March 31, 2013 and 2012, management did not recognize any deferred tax assets on tax losses incurred by certain of the Group’s subsidiaries as management considered future taxable profits of these subsidiaries where losses were incurred were not probable.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. As at March 31, 2013 and 2012, management did not recognize any deferred income tax liability with respect to these temporary differences as management considered these temporary differences would not be reversed in the foreseeable future.

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

Government grant

Government grants are recognized as income over the periods necessary to match with the related costs. The Group generally received two types of government grants from the local governments. Some government grants are received throughout the development of the integrated agricultural logistic and trade centers as recognition for the Group’s contribution to the city. The Group considers such grants generally relate to properties successfully completed and sold and would recognize such grants separately as other operating income in the period of receipt as there are no conditions attached to the grant. For the government grants related to the land use rights, the Group would deduct the grants received from the land use rights as they are granted with respect to the costs incurred by the Group in acquiring the related land use rights.

Promotional sale of certain properties

As discussed in note 2(p), the Group, through the Discontinued Operations, conducted a promotional sale of certain properties during the fiscal year ended March 31, 2011 prior to the Distribution. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge. Of the explicitly agreed transaction price, the Group received a down-payment of 24% in cash amounting to HK$4,147,000 upon transfer of title to the properties with the remainder HK$13,131,000 being receivable in future. As all the revenue recognition criteria had been met, the Group’s Man Sang Discontinued Operations recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received during the year ended March 31, 2011 prior to the Distribution. As these transactions were solely attributable to the Man Sang Discontinued Operations, subsequent to the Distribution, the Group no longer carried out these transactions.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations, as discussed in note 32, and the risks associated with issued share capital and will balance its overall capital structure through the drawdown of bank and other borrowings, the repayment of existing bank and other borrowings or the adjustment of dividends paid to equity holders.

The management of the Group monitors its capital structure on the basis of the net debt. Net debt is set out as follows:

	2013 HK$’000	2012 HK$’000
Bank and other borrowings	583,974	732,602
Convertible bonds	306,669	—
Restricted and pledged bank deposit	(48,776)	(17,508)
Cash and cash equivalents	(364,539)	(343,578)

Net debt	477,328	371,516

Note 6—Financial Risk Management

The Group’s major financial instruments include trade and other receivables, restricted and pledged bank deposits, cash and cash equivalents, trade and other payables, derivative financial liabilities, bank and other borrowings, convertible bonds and loan from a non-controlling interest. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk and interest rate risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

As the Group’s assets, liabilities and transactions are principally denominated in RMB and HK$, which are also the functional currency of the Group’s entities to which these balances relate. In additions, the Group has certain assets, liabilities and transaction denominated in US$. Given the exchange rate is pegged between HK$ and US$, it is not foreseen that the Group will be exposed to significant exchange risk is US$. Accordingly, risk that the Group is subject to foreign currency risk at March 31, 2012 and 2013 is minimal.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$425,111,000 (2012: HK$310,582,000) which were denominated in RMB, fixed-rate convertible bonds of HK$306,669,000 (2012: Nil) which were denominated in United States Dollar and fixed-rate bank and other borrowings of HK$60,000,000 (2012: HK$176,500,000) and HK$98,863,000 (2012: HK$245,520,000) which were dominated in Hong Kong Dollar and RMB, respectively. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate whenever possible so as to minimize the fair value interest rate risk. However, subject to the Group’s working capital requirements and the availability of variable-rate bank borrowings, the Group may have to obtain borrowings with fixed interest rate.

The tenure of the fixed-rate bank and other borrowings ranging from one to two years. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of the bank and other borrowings was detailed in note 6(c) to the consolidated financial statements.

At March 31, 2013, if interest rates had been 0.25% higher/lower with all other variables held constant, interest payment on floating rate borrowings would have been approximately HK$1,063,000 (2012: HK$776,000) higher/lower. Post-tax profit for the year would have been approximately HK$745,000 (2012: HK$768,000) lower/higher mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Majority of the interest expenses would be capitalized as a result of such interest expenses directly attributable to the property construction. The management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

(b) Credit risk

Credit risk mainly arises from trade and other receivables, restricted and pledged bank deposits and cash and cash equivalents.

In respect of restricted and pledged bank deposits and cash and cash equivalents, the Group will place cash in banks and financial institutions with high credit ratings assigned by international credit-rating agencies.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As at March 31, 2013 and 2012, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2013			March 31, 2012
	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000
Trade and other payables	378,785	—	—	573,181	—	—
Bank and other borrowings	286,703	162,570	134,701	478,763	77,339	176,500
Convertible bonds	—	—	468,000	—	—	—
Interest obligations	102,154	158,528	346,904	54,395	31,748	18,195

	767,642	321,098	949,605	1,106,339	109,087	194,695

(d) Fair value estimation

Below analyses financial instruments carried at fair values, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at March 31, 2013, the Group’s derivative financial instruments, warrants and derivative financial liability component of the convertible bonds, were valued at HK$37,365,000 (2012: HK$2,941,000) and HK$277,157,000 (2012: Nil), respectively. The fair value of the warrants and derivative financial liability component of the convertible bonds that are not traded in an active market is determined by way of valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. As one or more of the significant inputs is not based on observable market data, the warrants and derivative financial liability component of the convertible bonds are included on level 3.

As at March 31, 2013 and 2012, the Group did not have any financial instruments categorized as level 1 or level 2.

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

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations:
Sales of properties	273,410	758,369	575,569
Rental and property management income	11,349	7,503	6,004

	284,759	765,872	581,573

Discontinued operations (Note 17):
Revenue from servicing and assignments of development rights	—	147,896	—
Sales of pearls and jewelry	—	—	88,300
Sales of properties	—	—	57,574
Rental and property management income	—	—	11,578

	—	147,896	157,452

	284,759	913,768	739,025

Note 8—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive board of directors that are used to make strategic decision.

As at and for the year ended March 31, 2013, the Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segment are as follows:

Continuing operations:

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China.

Rural-urban migration and city re-development—Development, sales and leasing of residential and commercial properties and servicing and assignments of development rights.

Discontinued operations:

Rural-urban migration and city re-development—Qiqihar—Development, sales and leasing of residential and commercial properties and servicing and assignments of development rights.

Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products.

Property development and investment—Development, sales and leasing of properties, including industrial complex in Shenzhen, the PRC, a market center with various supporting facilities in Zhuji, the PRC and commercial properties in Hong Kong.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2013

	Continuing operations			Discontinued operations (Note 17)
				Qiqihar Discontinued Operations	Man Sang Discontinued Operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	284,759	—	284,759	—	—	—	—	284,759

Segment operating profit/(loss)	67,479	—	67,479	(28,310)	—	—	(28,310)	39,169
Finance income	16,952	—	16,952	8,009	—	—	8,009	24,961
Finance costs	(12,570)	—	(12,570)	—	—	—	—	(12,570)
Share of losses of an associate	(1,606)	—	(1,606)	—	—	—	—	(1,606)

Segment profit/(loss) before income tax	70,255		70,255	(20,301)	—	—	(20,301)	49,954
Income tax (expenses)/credits	(35,746)	—	(35,746)	5,355	—	—	5,355	(30,391)

Segment profit/(loss) after taxation	34,509	—	34,509	(14,946)	—	—	(14,946)	19,563
Gain on disposal of subsidiaries	—	—	—	32,478	—	—	32,478	32,478

	34,509	—	34,509	17,532	—	—	17,532	52,041

Other information:
Depreciation	7,821	—	7,821	769	—	—	769	8,590
Amortization	2,226	—	2,226	—	—	—	—	2,226
Increase in fair values of investment properties and investment properties under construction	6,228	—	6,228	—	—	—	—	6,228
Reversal of impairment of trade and other receivables	1,855	—	1,855	—	—	—	—	1,855

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2012

	Continuing operations			Discontinued operations (Note 17)
				Qiqihar Discontinued Operations	Man Sang Discontinued Operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	765,872	—	765,872	147,896	—	—	147,896	913,768

Segment operating profit	230,543	—	230,543	132,873	—	—	132,873	363,416
Finance income	915	—	915	238	—	—	238	1,153
Finance costs	(527)	—	(527)	—	—	—	—	(527)
Share of losses of an associate	(2,456)	—	(2,456)	—	—	—	—	(2,456)

Segment profit before income tax	228,475	—	228,475	133,111	—	—	133,111	361,586
Income tax expenses	(90,202)	—	(90,202)	(34,517)	—	—	(34,517)	(124,719)

Segment profit after taxation	138,273		138,273	98,594	—	—	98,594	236,867

Other information:
Depreciation	6,457	—	6,457	126	—	—	126	6,583
Amortization	1,940	—	1,940	—	—	—	—	1,940
Increase in fair values of investment properties and investment properties under construction	2,594	—	2,594	—	—	—	—	2,594
Provision for impairment of trade and other receivables	3,990	—	3,990	—	—	—	—	3,990

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2011

	Continuing operations			Discontinued operations (Note 17)
				Qiqihar Discontinued Operations	Man Sang Discontinued Operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	581,573	—	581,573	—	88,300	69,485	157,785	739,358
Inter-segment revenue	—	—	—	—	—	(333)	(333)	(333)

Revenue from external customers	581,573	—	581,573	—	88,300	69,152	157,452	739,025

Segment operating profit	337,808	—	337,808	—	7,174	7,613	14,787	352,595
Finance income	801	—	801	—	696	358	1,054	1,855
Finance costs	(3,927)	—	(3,927)	—	(919)	(49)	(968)	(4,895)
Share of results of an associate	(386)	—	(386)	—	—	17	17	(369)

Segment profit before income tax	334,296	—	334,296	—	6,951	7,939	14,890	349,186
Income tax expenses	(125,201)	—	(125,201)	—	(807)	(5,107)	(5,914)	(131,115)

Segment profit after taxation	209,095	—	209,095	—	6,144	2,832	8,976	218,071

Other information:
Depreciation	3,457	—	3,457	—	1,976	1,264	3,240	6,697
Amortization	1,234	—	1,234	—	—	828	828	2,062
Increase in fair values of investment properties and investment properties under construction	111,528	—	111,528	—	—	1,592	1,592	113,120
Gain on disposals of investment properties	—	—	—	—	—	5,795	5,795	5,795
Gain on disposals of land use rights	8,502	—	8,502	—	—	—	—	8,502
Gain on disposal of a subsidiary	90	—	90	—	—	—	—	90
Provision for impairment of trade and other receivables	2,570	—	2,570	—	307	—	307	2,877
Reversal of provision for inventory obsolescence	—	—	—	—	3,700	—	3,700	3,700

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2013

	Continuing operations			Discontinued operations (Note 17)
				Qiqihar Discontinued Operations	Man Sang Discontinued Operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,098,562	—	3,098,562	—	—	—	—	3,098,562
Total segment assets include:
Investment in an associate	26,298	—	26,298	—	—	—	—	26,298
Additions to non-current assets	27,407	—	27,407	—	—	—	—	27,407
Total segment liabilities	1,389,107	—	1,389,107	—	—	—	—	1,389,107

The segment assets and liabilities at March 31, 2012

	Continuing operations			Discontinued operations (Note 17)
				Qiqihar Discontinued Operations	Man Sang Discontinued Operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	2,721,426	—	2,721,426	447,400	—	—	447,400	3,168,826
Total segment assets include:
Investment in an associate	27,728	—	27,728	—	—	—	—	27,728
Additions to non-current assets	924,940	—	924,940	1,581	—	—	1,581	926,521
Total segment liabilities	1,760,809	—	1,760,809	132,792	—	—	132,792	1,893,601

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the reportable segments’ (loss)/profit before income tax to the Group’s (loss)/profit before income tax is as follows:

	2013			2012			2011
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Total profit/(loss) before income tax for reportable segments	70,255	(20,301)	49,954	228,475	133,111	361,586	334,296	14,890	349,186
Gain on disposals of financial assets at fair value through profit or loss	—	—	—	—	—	—	—	1,128	1,128
Net unrealized loss on financial assets at fair value through profit or loss	—	—	—	—	—	—	—	(51)	(51)
(Increase)/decrease in fair value of the warrants	(8,157)	—	(8,157)	4,047	—	4,047	—	—	—
(Increase)/decrease in fair value of derivative components of convertible bonds	(120,564)	—	(120,564)	—	—	—	—	—	—
Share-based payment as share options granted to directors and employees by a subsidiary	—	—	—	—	—	—	—	(1,148)	(1,148)
Investment income	—	—	—	—	—	—	—	1,112	1,112
Recycling of exchange difference to profit or loss upon the Distribution (Note 17)	—	—	—	—	—	—	—	20,284	20,284
Corporate finance income	2	—	2	1	—	1	2	1	3
Corporate expenses, net	(18,794)	—	(18,794)	(9,856)	—	(9,856)	(6,994)	(286)	(7,280)

(Loss)/profit before income tax of the Group	(77,258)	(20,301)	(97,559)	222,667	133,111	355,778	327,304	35,930	363,234

A reconciliation of the total of reportable segments’ assets to the Group’s total assets is as follows:

	At March 31, 2013			At March 31, 2012
	Continuing operations HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	3,098,562	—	3,098,562	2,721,426	447,400	3,168,826
Unallocated:
Corporate assets	104,316	—	104,316	7,053	—	7,053

Total assets for the Group	3,202,878	—	3,202,878	2,728,479	447,400	3,175,879

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	At March 31, 2013			At March 31, 2012
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	1,389,107	—	1,389,107	1,760,809	132,792	1,893,601
Unallocated:
Corporate liabilities	3,165	—	3,165	3,727	—	3,727
Derivative financial liabilities	314,522	—	314,522	2,941	—	2,941
Convertible bonds	306,669	—	306,669	—	—	—

Total liabilities for the Group	2,013,463	—	2,013,463	1,767,477	132,792	1,900,269

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are Nil (2012: Nil and 2011: HK$4,004,000) and HK$284,759,000 (2012: HK$913,768,000 and 2011: HK$735,021,000) respectively.

As of March 31, 2013, the total of non-current assets located in Hong Kong and places other than Hong Kong are HK$146,000 (March 31, 2012: HK$261,000) and HK$934,302,000 (March 31, 2012: HK$903,705,000) respectively.

The breakdown of major component of the total of revenue from external customers by geographical analysis which is based on the location of the customers is disclosed as follows:-

	2013			2012			2011
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Hong Kong	—	—	—	—	—	—	—	4,004	4,004
North America	—	—	—	—	—	—	—	20,336	20,336
Europe	—	—	—	—	—	—	—	51,174	51,174
PRC (excluding Hong Kong)	284,759	—	284,759	765,872	147,896	913,768	581,573	68,477	650,050
Other Asian countries	—	—	—	—	—	—	—	10,029	10,029
Others	—	—	—	—	—	—	—	3,432	3,432

	284,759	—	284,759	765,872	147,896	913,768	581,573	157,452	739,025

During the year ended March 31, 2013, there was no revenue (2012: HK$97,177,000 and 2011: HK$113,408,000) derived from a single external customer amounted to 10% or more of the Group’s revenue.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Other Income, Net

The Group’s other income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Government grants (Note)	66,807	55,972	56,044
Contract income, net	—	—	11,000
Income of land leveling works, net	—	4,887	—
Others	728	504	1,190

	67,535	61,363	68,234

Note:

The Group received government grants from local governments on its contribution to the overall developments and operations of integrated agricultural logistic and trade centers and supporting facilities at their cities. Majority of these grants were provided subsequent to the sales of properties developed in these integrated agricultural logistic and trade centers.

Note 10—Other (Losses)/Gains, Net

The Group’s other (losses)/gains, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Exchange (loss)/gain	(1,770)	190	14
Increase in fair value of derivative components of convertible bonds (Note (i))	(120,564)	—	—
(Increase)/decrease in fair value of the warrants (Note (ii))	(8,157)	4,047	—
Increase in fair value of investment properties	6,228	2,594	111,528
Gain on disposals of land use rights	—	—	8,502
Gain on disposal of a subsidiary (Note 39(b))	—	—	90
Loss on disposals of property, plant and equipment	—	(3)	—
Compensation received for non-exercise of option (Note (iii))	61,442	—	—
Transactions costs related to the derivatives components of convertible bonds (Note 32)	(6,796)	—	—
Others	—	—	322

	(69,617)	6,828	120,456

Note:

(i)	As discussed in note 32, the Company issued certain CBs (as defined in note 32) which contained a derivative component during the year ended March 31, 2013. Due to an increase in fair value of the derivative component mainly arising from the increase in the Company’s share price, the Company recorded a loss of HK$120,564,000. The assumptions used in determining the fair value of the derivative component were further discussed in note 32 to these consolidated financial statements.
(ii)	As discussed in note 30, the Company issued certain warrants during the year ended March 31, 2013 and 2012. In the current year, due to an increase in fair value of these warrants arising from the increase in the Company’s share price, the Company recorded a loss of HK$8,157,000 (2012: a gain of HK$4,047,000 arising from the decrease in the Company’s share price). The assumptions used in determining the fair value of these warrants were further discussed in note 30 to these consolidated financial statements.
(iii)	During the fiscal year ended March 31, 2012, the Company was granted an option to purchase 20% equity interest in a company registered in the PRC for a term of one year and the fair value of such option was insignificant to the Group. During the current fiscal year, the Company was paid RMB50,000,000 (approximately equivalent to HK$61,442,000) not to exercise such option.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Expenses by Nature

The Group’s expenses attributable to continuing operations by their nature as presented on the face of the consolidated income statements is analyzed as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Costs of completed properties sold	212,116	460,258	348,037
Cost of property management	5,839	6,937	4,228
Employee benefit expenses (including directors’ emoluments) (Note 12)	39,045	37,844	18,643
Auditors’ remuneration
—Provision for current year	4,274	3,800	3,548
Depreciation of property, plant and equipment (Note 20)	7,821	6,457	3,457
Amortization of land use rights (Note 21)	2,226	1,940	1,234
(Reversal of)/provision for impairment of trade and other receivables	(1,855)	3,990	2,570
Operating lease rental on rented premises	1,251	878	405
Advertising, promotion and related expenses	23,120	18,617	18,610
Land use tax	24,568	23,023	17,955
Heating costs	11,054	14,301	5,273
Legal and professional fees	12,259	7,898	4,864
Others	20,995	23,386	10,625

Total cost of sales, selling expenses and administrative expenses from continuing operation	362,713	609,329	439,449

Note 12—Employee Benefit Expenses (Including Directors’ Emoluments)

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Salaries, wages and other benefits	35,989	35,500	17,706
Pension costs—defined contribution plans and social security costs	3,056	2,344	937

	39,045	37,844	18,643

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Finance Income and Costs

The Group’s finance income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Finance income
Interest income on short-term bank deposits	866	916	803
Interest income on other receivables (Note)	16,088	—	—

	16,954	916	803

Finance costs
Interest expense on bank borrowings	(55,250)	(36,519)	(27,833)
Interest expense on other borrowings	(24,710)	(36,113)	(2,201)
Interest expense on convertible bonds	(64,887)	—	—
Amounts capitalized on qualifying assets	132,277	72,105	26,107

	(12,570)	(527)	(3,927)

Net finance income/(costs)	4,384	389	(3,124)

Note:

As discussed in note 39(a), the Company disposed its equity interests in HK CFC (as defined in note 39(a)) and Qiqihar CFC (as defined in note 39(a)) and the disposal was satisfied by cash and certain interest bearing receivables with interest rates ranging from 12% to 21% per annum. The disposal was further discussed in note 32 to these consolidated financial statements.

The capitalization rate of borrowings is 16.9% for the year ended March 31, 2013 (2012: 8.8% and 2011: 5.2%). The increase is mainly contributed to the increase in fixed rate borrowings as well as the interest expense arising from the convertible bonds.

Note 14—Income Tax Expenses

The Group’s income tax expenses attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Current income tax:
PRC enterprise income tax	35,541	61,722	51,381
PRC land appreciation tax	817	42,478	45,938

	36,358	104,200	97,319

Over-provision in prior years:
PRC Land appreciation tax	(2,170)	(14,647)	—
Others	—	—	(571)

	(2,170)	(14,647)	(571)

Deferred income tax charge for the current year	1,558	649	27,882

	35,746	90,202	124,630

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the tax rate of 25% (2012: 25% and 2011: 25%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax in respect of operations in Hong Kong has been provided at the tax rate of 16.5% (2012: 16.5% and 2011: 16.5%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

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

The tax charge for the year attributable to continuing operations can be reconciled to the profit before income tax from continuing operations using the enacted tax rates of the home countries where the subsidiaries are operated are as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
(Loss)/profit before income tax from continuing operations	(77,258)	222,667	327,304

Tax calculated at tax rates applicable to profits in the respective entities	(4,468)	58,097	83,178
Tax effect of:
Associate’s losses reported net of tax	402	614	96
Deduction of land appreciation tax	338	(6,958)	(11,484)
Expenses that are not deductible for tax purpose	32,274	3,023	3,041
Income not subject to tax	(1)	(699)	(130)
Utilization of tax loss not previously recognized	(1,623)	(1,178)	—
Temporary difference not recognized	—	(2)	8
Tax loss for which no deferred income tax was recognized	10,177	9,474	4,554
Over-provision in prior years	—	—	(571)

	37,099	62,371	78,692
Land appreciation tax	(1,353)	27,831	45,938

Income tax charge for the year from continuing operations	35,746	90,202	124,630

The effective tax rate during the fiscal year ended March 31, 2013 was negative of 46.3% (2012: positive of 40.5% and 2011: positive of 38.1%). The decrease is contributed to expenses, including losses arising from the increase in fair value of derivative financial liabilities, which were non-deductible for tax purposes.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings Per Share (“EPS”)

	March 31, 2013			March 31, 2012			March 31, 2011
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic (loss)/earnings per share:
Net (loss)/profit attributable to ordinary shares:
From continuing operations	(118,499)	73,544	(1.61)	110,096	70,536	1.56	203,079	64,126	3.17
From discontinued operations (Note 17)	17,532	73,544	0.24	98,594	70,536	1.40	23,913	64,126	0.37

	(100,967)	73,544	(1.37)	208,690	70,536	2.96	226,992	64,126	3.54
Net (loss)/profit attributable to preferred shares	(137)	100	(1.37)	296	100	2.96	354	100	3.54

Net (loss)/profit attributable to equity holders	(101,104)			208,986			227,346
Effect of dilutive share options of a subsidiary granted by a subsidiary from discontinued operations	—	—		—	—		(78)	—

Diluted (loss)/earnings per share:
Net (loss)/profit attributable to ordinary shares, including assumed exercise:
From continuing operations	(118,499)	73,544	(1.61)	110,096	70,536	1.56	203,079	64,126	3.17
From discontinued operations (Note 17)	17,532	73,544	0.24	98,594	70,536	1.40	23,835	64,126	0.37

	(100,967)	73,544	(1.37)	208,690	70,536	2.96	226,914	64,126	3.54
Net (loss)/profit attributable to preferred shares, including assumed exercise	(137)	100	(1.37)	296	100	2.96	354	100	3.54

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders deducting the profit shared by preferred shares, and on the weighted average number of ordinary shares in issue during the year.

For the year ended March 31, 2011, the effect of dilutive share options is attributable to share options granted by MSIL. In the calculation of diluted earnings per share attributable to ordinary shares, the Company’s net profit is reduced by the difference between the basic and diluted earnings per share attributable to the subsidiary multiplied by the Company’s holding in the subsidiary’s shares. For the year ended March 31, 2012 and 2013, there were no dilutive ordinary shares.

Note 16—Dividend

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Special dividend—Nil (2012: Nil; 2011: HK$7.27) per ordinary share (Note 17)	—	—	466,474

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Discontinued Operations

(a) Qiqihar Discontinued Operations

As detailed in note 2(a) to the consolidated financial statements, as a result of the disposal of HK CFC (as defined in note 39(a)) and Qiqihar CFC (as defined in note 39(a)), the Group discontinued the Qiqihar Discontinued Operations. The financial information relating to the Qiqihar Discontinued Operations is set out below:

(i) Financial performance information for the year ended March 31:

	2013 HK$’000		2012 HK$’000		2011 HK$’000
Revenue		—		147,896	—
Cost of sales		—		(9,358)	—

Gross profit		—		138,538	—
Other income and gains, net		619		—	—
Expenses		(28,929)		(5,665)	—

Operating (loss)/profit		(28,310)		132,873	—
Finance income, net		8,009		238	—

(Loss)/profit before income tax		(20,301)		133,111	—
Income tax credits/(expenses)		5,355		(34,517)	—

(Loss)/profit for the year		(14,946)		98,594
Gain on disposal of discontinued operations (note 39(a))		32,478		—

Profit from discontinued operations		17,532		98,594	—

Attributable to:
Equity holders of the Company		17,532		98,594	—
Non-controlling interests		—		—	—

		17,532		98,594	—

Earnings per share from the Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.24	HK$	1.40	—

Diluted	HK$	0.24	HK$	1.40	—

(ii) Cash flows information for the year ended March 31:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Operating cash flows	174,955	(120,079)	—
Investing cash flows	(30,324)	(1,581)	—
Financing cash flows	—	—	—

Total cash flows	144,631	(121,660)	—

In addition to the above, there was a net outflow of cash and cash equivalents in respect of the disposal of HK CFC (as defined in note 39(a)) and Qiqihar CFC (as defined in note 39(a)) of HK$176,917,000 which was further discussed in note 39(a) to these consolidated financial statements.

(iii) Financial position information as at date of the Disposals:

Details of financial position information of Qiqihar Discontinued Operations as at date of its disposal are set out in note 39(a) to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Man Sang Discontinued Operations

As detailed in note 2(a) to the consolidated financial statements, as a result of the Distribution, the Group discontinued the Man Sang Discontinued Operations. The financial information relating to the Man Sang Discontinued Operations is set out below:

(i) Financial performance information for the year ended March 31:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
			(Note (i))
Revenue	—	—		157,452
Cost of sales	—	—		(117,241)

Gross profit	—	—		40,211
Other income and gains, net	—	—		9,314
Recycling of exchange difference to profit or loss upon the Distribution (Note (ii))	—	—		20,284
Expenses	—	—		(33,983)

Operating profit	—	—		35,826
Finance income, net	—	—		87
Share of results of an associate	—	—		17

Profit before income tax	—	—		35,930
Income tax expenses	—	—		(6,052)

Profit for the year	—	—		29,878

Attributable to:
Equity holders of the Company	—	—		23,950
Non-controlling interests	—	—		5,928

	—	—		29,878

Earnings per share from the Man Sang Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	—	HK$	0.37

Diluted	—	—	HK$	0.37

Note:

(i)	The financial performance of the Man Sang Discontinued Operations for the year ended March 31, 2011 was up to the date of the Distribution.
(ii)	The financial performance of the Man Sang Discontinued Operations included a release of translation reserve.

(ii) Cash flows information for the year ended March 31:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
			(Note)
Operating cash flows	—	—	78,744
Investing cash flows	—	—	(599,392)
Financing cash flows	—	—	17,640

Total cash flows	—	—	(503,008)

Note:

The cash flows of the Man Sang Discontinued Operations for the year ended March 31, 2011 was up to the date of the Distribution.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Financial position information as at date of the Distribution:

The assets and liabilities of MSIL as of July 28, 2010 distributed by the Company as a result of the Distribution (as detailed in note 2(a)) during the year ended March 31, 2011 are as follows:

HK$’000
Net assets distributed:
Investment properties	844,560
Investment properties under construction	77,404
Property, plant and equipment	114,068
Land use rights	9,237
Interest in an associate	119
Deferred tax assets	1,337
Inventories	56,232
Completed properties held for sale	220,304
Properties under development	493
Trade receivables	138,987
Financial assets at fair value through profit or loss	51,630
Income tax receivable	4,834
Cash and cash equivalents	596,993
Trade payables, other payables and accruals	(305,657)
Deposits received/receipt in advance	(185,965)
Income tax payable	(82,151)
Interest-bearing bank borrowings	(183,998)
Amount due to an associate	(1,557)
Deferred tax liability	(84,541)
Non-controlling interests	(805,855)

Special dividend (Note 16)	466,474

An analysis of the net outflow of cash and cash equivalents in respect of the Distribution is as follows:

HK$’000
Cash and cash equivalents disposed of and net outflow of cash and cash equivalents in respect of the Distribution	(596,993)

No tax expense was recognized from the Distribution as such Distribution did not result into any gain or loss.

Note 18—Investment Properties

	2013 HK$’000	2012 HK$’000
At fair value
At beginning of the year	542,598	133,950
Exchange difference	3,662	9,279
Transferred from investment properties under construction (Note 19)	—	396,227
Increase in fair values	7,373	3,142

At end of the year	553,633	542,598

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s investment properties at March 31, 2013 and March 31, 2012 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at HK$553,633,000 (2012: HK$542,598,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The increase in fair value amounted to HK$7,373,000 of the investment properties has been credited to the consolidated income statement (2012: HK$3,142,000).

The Group’s investment properties are either rented or intended to be rented out under operating leases.

All the Group’s investment properties are located in the PRC and the land, at which these investment properties are located, was held under leases of 40 years.

Note 19—Investment Properties Under Construction

	2013 HK$’000	2012 HK$’000
At fair value
At beginning of the year	14,854	346,728
Exchange difference	100	8,500
Additions	301	40,716
Interest capitalized	967	15,445
Transferred from land use rights	—	240
Transferred to investment properties (Note 18)	—	(396,227)
Decrease in fair values	(1,145)	(548)

At end of the year	15,077	14,854

The Group’s investment properties under construction at March 31, 2013 and March 31, 2012 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at HK$15,077,000 (2012: HK$14,854,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The decrease in fair values of investment properties under construction amounted to HK$1,145,000 has been debited to the consolidated income statement (2012: HK$548,000).

All the Group’s investment properties under construction are located in the PRC and the land, at which these investment properties under constructions located, was held under leases of 40 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2011	66,894	96	10,415	11,282	6,750	54	95,491
Exchange difference	2,518	59	379	425	282	14	3,677
Additions	—	5,484	—	2,629	3,654	14	11,781
Disposals	—	(96)	—	(8)	—	—	(104)
Transferred from properties under development	6,218	—	714	16	—	983	7,931
Reclassification upon completion	—	—	—	14	—	(14)	—
Revaluation decrease	(2,100)	—	—	—	—	—	(2,100)

At March 31, 2012	73,530	5,543	11,508	14,358	10,686	1,051	116,676
Exchange difference	537	34	77	104	110	157	1,019
Additions	—	777	—	1,794	7,110	28,139	37,820
Disposals of subsidiaries	—	(4,658)	—	(2,917)	(4,115)	(21,944)	(33,634)
Reclassification upon completion	3,485	—	97	—	—	(3,582)	—
Revaluation decrease	(2,720)	—	—	—	—	—	(2,720)

At March 31, 2013	74,832	1,696	11,682	13,339	13,791	3,821	119,161

Comprising:
At cost—March 31, 2012	—	5,543	11,508	14,358	10,686	1,051	43,146
At valuation—March 31, 2012	73,530	—	—	—	—	—	73,530

	73,530	5,543	11,508	14,358	10,686	1,051	116,676

At cost—March 31, 2013	—	1,696	11,682	13,339	13,791	3,821	44,329
At valuation—March 31, 2013	74,832	—	—	—	—	—	74,832

	74,832	1,696	11,682	13,339	13,791	3,821	119,161

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2011	—	66	507	1,326	1,414	—	3,313
Exchange difference	89	5	32	65	63	—	254
Depreciation from continuing operations charged for the year	2,011	605	1,102	1,859	880	—	6,457
Depreciation from Qiqihar Discontinued Operations charged for the year	—	—	—	37	89		126
Eliminated on disposals	—	(96)	—	(5)	—	—	(101)
Eliminated on revaluation	(2,100)	—	—	—	—	—	(2,100)

At March 31, 2012	—	580	1,641	3,282	2,446	—	7,949
Exchange difference	42	8	17	30	28	—	125
Depreciation from continuing operations charged for the year	2,678	797	1,159	1,442	1,745	—	7,821
Depreciation from Qiqihar Discontinued Operations charged for the year	—	256	—	179	334	—	769
Eliminated on disposals of subsidiaries	—	(931)	—	(448)	(549)	—	(1,928)
Eliminated on revaluation	(2,720)	—	—	—	—	—	(2,720)

	—	710	2,817	4,485	4,004	—	12,016

Net book value
At March 31, 2012	73,530	4,963	9,867	11,076	8,240	1,051	108,727

At March 31, 2013	74,832	986	8,865	8,854	9,787	3,821	107,145

All the Group’s leasehold land and buildings are located in the PRC and the land, at which these buildings are located, was held under leases of 40 years.

Certain properties of the Group regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and were valued on the basis of depreciated replacement cost (“DRC”) at HK$74,832,000 (2012: HK$73,530,000) as there were no comparable market transaction for such properties. Such valuation using DRC has no gain or loss charged to the equity or consolidated income statement for the year.

If the leasehold land and buildings had not been revalued, they would have been included in the consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$74,832,000 (March 31, 2012: HK$73,530,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Land Use Rights

The cost is amortized over the lease period. Amortization expense has been charged to administrative expenses.

	2013 HK$’000	2012 HK$’000
At beginning of the year	72,606	78,351
Exchange difference	527	2,694
Amortization from continuing operations	(2,226)	(1,940)
Additions (Note (i))	211,695	858,579
Refunds of payments from acquisition of land use rights (Note (ii))	(38,748)	(721,071)
Transferred to investment properties under construction	—	(240)
Transferred to properties under development (Note 26)	(163,269)	(143,767)

At end of the year	80,585	72,606

Note:

(i)	During the year ended March 31, 2013, the additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logistics City—Tieling Phase II land and China Focus City—Qiqihar (2012: the additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logistics City—Tieling Phase II land and China Northeast Logistics City—Dezhou).
(ii)	During the years ended March 31, 2013 and 2012, majority of the refunds represented government grants received from the local governments and money received from the local governments for certain payments made and costs incurred in acquiring lands for China Northeast Logistics City—Tieling and China Focus City—Qiqihar.

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Represented by:
Amount included under current assets	2,178	1,911
Amount included under non-current assets	78,407	70,695

	80,585	72,606

The land use rights are situated in the PRC and held under the lease of between 40 and 70 years.

Note 22—Deposits for Acquisition of Land Use Rights

During the year ended March 31, 2009, the Group, from its continuing operations, disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of RMB101,600,000 (the “Receivables”) to an independent third party (the “Buyer”). During the year ended March 31, 2010, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group was able to utilize the Receivable as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land use rights during the fiscal year ended March 31, 2010 and its amount at March 31, 2013 was approximately HK$125,556,000 (2012: HK$124,724,000).

During the fiscal year ended March 31, 2011, the Group has entered into an agreement with the PRC local government where the Group provided an escrow money of RMB80,000,000 to the PRC local government (the “Escrow Money”) as an expression of good faith on the Group’s determination to acquire land use rights in respect of certain land plots situated in mainland China. During the fiscal year ended March 31, 2011, an aggregate amount of RMB70,000,000 was refunded to the Group and the remainder of RMB10,000,000 was refunded to the Group during the current fiscal year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the fiscal year ended March 31, 2012, the Group paid an aggregate amount of RMB238,371,000 to the PRC local government as a deposit for purchase of a land use right for its project in Qiqihar, the PRC. During the fiscal year ended March 31, 2012, an aggregate amount of RMB117,897,000 was refunded to the Group and the remaining amount at March 31, 2012 was approximately HK$147,893,000. During the fiscal year ended March 31, 2013, the deposits were transferred to land use rights upon the receipt of land use right certificates.

In addition, during the fiscal year ended March 31, 2013, the Group paid an aggregate amount of RMB127,050,000 to the PRC local government as a deposit for purchase of a land use right for its project in Qiqihar, the PRC and the amount of approximately HK$156,814,000 was derecognized from the Group’s consolidated statement of financial position during the current fiscal year upon the disposal of Qiqihar CFC (as defined in note 39(a)), further details of which are set out in note 39(a) to the consolidated financial statements of the Company.

Note 23—Interest in an Associate

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Non-current assets:
Unlisted investment, at cost	28,686	28,686
Share of losses of an associate	(4,448)	(2,842)
Exchange difference	2,060	1,884

Share of net assets	26,298	27,728

Financial information of the associate for the years ended March 31, 2013 and March 31, 2012 was summarized as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Assets	173,500	198,798
Liabilities	(93,158)	(114,444)

Equity	80,342	84,354

	2013 HK$’000	2012 HK$’000
Turnover	—	—

Net loss	(4,016)	(6,140)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2013, details of the Group’s investment in an associate are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %		Principal activities
			2013	2012
Tieling Motor Vehicles Trading Co., Ltd.*	The People’s Republic of China	Registered capital of RMB75,000,000	40%	40%	Property development and investment

*	For identification purpose only.

Note 24—Deferred Income Tax

The major deferred tax liabilities/(assets) recognized by the Group and movements thereon during the current year and prior year are as follows.

Deferred tax assets:

Tax losses HK$’000
At April 1, 2011, March 31, 2012 and at April 1, 2012	—
Net credit to the consolidated income statement for the year	(6,490)
Exchange difference	(39)
Disposal of subsidiaries (Note 39(a))	6,529

At March 31, 2013	—

Deferred tax liabilities:

Revaluation of leasehold land and buildings and investment properties HK$’000
At April 1, 2011	77,566
Net charge to the consolidated income statement for the year	649
Exchange difference	2,768

At March 31, 2012 and at April 1, 2012	80,983
Net charge to the consolidated income statement for the year	1,558
Exchange difference	549

At March 31, 2013	83,090

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2013 and 2012, the deferred taxes recognized by the Group were expected to be recovered in the period of beyond one year. As at March 31, 2013, the Group did not recognize deferred income tax assets of HK$24,504,000 (March 31, 2012: HK$17,062,000) in respect of losses amounting to HK$111,512,000 (March 31, 2012: HK$78,744,000) that can be carried forward against future taxable income as future taxable profits of certain of the Group’s subsidiaries where these losses were incurred were not probable. Losses amounting to HK$39,690,000 (March 31, 2012: HK$30,866,000) can be carried forward indefinitely. Losses amounting to HK$71,822,000 expire by 2018 (March 31, 2012: HK$47,878,000 expired by 2017).

At March 31, 2013, deferred income tax liabilities of HK$33,587,000 (March 31, 2012: HK$29,525,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$671,740,000 as of March 31, 2013 (March 31, 2012: HK$590,497,000).

Note 25—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and were held under lease term of 40 to 70 years. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

Note 26—Properties Under Development

	2013 HK$’000	2012 HK$’000
At beginning of the year	811,000	275,607
Exchange difference	7,198	15,637
Additions	391,576	934,852
Interest capitalized	131,310	56,660
Disposals of subsidiaries (Note 39(a))	(354,444)	—
Transferred from land use rights (Note 21)	163,269	143,767
Transferred to completed properties held for sale	(218,505)	(607,592)
Transferred to property, plant and equipment	—	(7,931)

At end of the year	931,404	811,000

All the Group’s properties under development are located in the PRC and were held under leases of 40 to 70 years.

Note 27—Trade and Other Receivables

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Trade receivables	53,636	270,038
Less: provision for impairment of trade receivables	(4,941)	(6,761)

Trade receivables, net	48,695	263,277
Prepaid expenses	3,735	9,542
Loans receivable (Note (i))	61,789	98,207
China tax receivable	6,659	3,899
Deposits and other receivables (Note (ii))	312,629	87,409

	433,507	462,334

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(i)	During the year ended March 31, 2012, the Group has serviced and assigned development rights to independent third parties with aggregate sum of RMB154,182,000, where RMB80,000,000 of which was lent to these parties as loans. The loans receivable from these parties are secured by equity interests in certain companies owned by these third parties. The loans receivable were interest bearing at interest rate of 12% per annum commencing from three months after first land use rights from assignment of development rights has been obtained by these third parties. The amount was derecognized during the current fiscal year as a result of the disposal of Qiqihar CFC (as defined in note 39(a)). The balance as of March 31, 2013 represented a loan, with an effective interest rate of 21%, made to the Qiqihar Buyer (as defined in note 39(a)) as a result of the disposal of Qiqihar CFC during the current fiscal year, further details of which are set out in note 39(a) to the consolidated financial statements.
(ii)	Balance included the following:

(a)	During the year ended March 31, 2012, the Group paid an aggregate amount of approximately RMB43,995,000 to the PRC local government for the land acquisition fees in acquiring a portion of the China Northeast Logistics—Dezhou land. The amount will be refunded upon the receipt of land use right certificates and the carrying amounts as at March 31, 2013 was approximately HK$54,369,000 (2012: HK$54,008,000);
(b)	During the year ended March 31, 2011, the Group paid another deposit of an aggregate amount of approximately RMB25,641,000 to the PRC local government for the land acquisition fees in acquiring another portion of the China Northeast Logistics—Dezhou land. Upon the receipts of the land use rights, the same amount was not applied to the land acquisition fees and the PRC local government agreed to refund the amount back to the Group whereby the same amount was transferred to other receivables. During the fiscal year ended March 31, 2012, an aggregate amount of RMB4,932,000 was refunded to the Group and the remaining amount at March 31, 2013 was approximately HK$25,592,000 (2012: HK$25,423,000); and
(c)	During the fiscal year March 31, 2013, the Company disposed of the entire equity interest in Qiqihar CFC in return for an aggregate consideration of RMB276,923,000, where RMB150,000,000 of which was settled in the current fiscal year and the remaining amount, including interest receivables, at March 31, 2013 was approximately HK$173,029,000, which is due within one year from the consolidated statement financial position date.
(d)	As at March 31, 2013, the Group had incurred certain expenses on behalf of its tenants located in China Northeast Logistics—Tieling amounted HK$49,171,000 (2012: HK$1,204,000). The Group expected these tenants to settle these expenses with the Group within the next twelve months.

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

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Hong Kong dollars	1,831	1,775
Renminbi	431,676	459,616
United States dollars	—	943

	433,507	462,334

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in the provision for impairment of trade receivables are as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000	March 31, 2011 HK$’000
At beginning of the year	6,761	2,632	54,709
Exchange differences	35	139	522
(Reversal of)/provision for impairment losses	(1,855)	3,990	2,877
Amounts written off as uncollectible	—	—	(244)
Distribution of subsidiaries	—	—	(55,232)

At end of the year	4,941	6,761	2,632

Included in trade and other receivables of the Group are trade receivables of HK$53,636,000 (2012: HK$270,038,000) and their ageing analysis is as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Not past due	9,543	221,167
1 to 60 days past due	4,605	—
61 to 120 days past due	426	1,289
More than 120 days past due	39,062	47,582

	53,636	270,038

As of March 31, 2013, trade receivables of HK$39,152,000 (2012: HK$42,110,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, the mortgage applications by customers would take longer than normally required in the location at which the Group’s subsidiaries are operated and management believes that, despite longer time is required, no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
1 to 60 days past due	4,605	—
61 to 120 days past due	426	1,289
More than 120 days past due	34,121	40,821

	39,152	42,110

As March 31, 2013, trade receivables of HK$4,941,000 (2012: HK$6,761,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Not past due	—	—
1 to 60 days past due	—	—
61 to 120 days past due	—	—
More than 120 days past due	4,941	6,761

	4,941	6,761

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 28—Restricted and Pledged Bank Deposits and Cash and Cash Equivalent

(a) Restricted and pledged bank deposits

As at March 31, 2013, the Group’s bank balances amounting to approximately HK$22,824,000 (March 31, 2012: HK$17,508,000) were deposited at designated bank accounts in certain banks where these deposits can only be used for the payments of property development costs incurred by the Group, the repayments of the relevant loans, and as guarantee deposits for property ownership certificates not yet transferred from the customers to the banks.

As at March 31, 2013, the Group’s bank balances amounting to approximately HK$12,358,000 (March 31, 2012: nil) and HK$13,594,000 (March 31, 2012: nil), which are pledged for approximately 12 months and approximately 3 years, respectively, and are carried interest at deposit rate of approximately 3% per annum (March 31, 2012: nil).

The carrying amounts of the Group’s restricted and pledged bank deposits are denominated in RMB.

(b) Cash and Cash Equivalents

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Bank balances and cash	364,539	333,755
Time deposits	—	9,823

	364,539	343,578

As at March 31, 2012, time deposits are made for approximate range of 1 month to 3 months and carry interest at short-term deposit rates of below 4% per annum.

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Hong Kong dollars	84,490	7,986
Renminbi	87,397	333,931
United States dollars	192,648	1,657
Others	4	4

	364,539	343,578

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values.

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 29—Trade Payables, Other Payables and Accruals

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Trade payables	347,865	491,245
Deferred income (Note)	—	39,706
China taxes payable	4,585	26,704
Accrued payroll and employee benefits	2,589	3,140
Guarantee deposits	10,148	7,779
Accrued charges and other payables	18,183	31,309

	383,370	599,883

The carrying amounts of trade payables, other payables and accruals approximate their fair values.

Note:

During the year ended March 31, 2012, the Group has serviced and assigned development rights to independent third parties with aggregate sum of RMB154,182,000, where RMB121,837,000 of which was recognized in the consolidated income statement as revenue. The remaining balance of approximately RMB32,345,000 was deferred for the construction of auxiliary infrastructures for local government in accordance with the relevant regulations and agreements. As at March 31, 2012, the carrying value of the amount approximated to HK$39,706,000. During the year ended March 31, 2013, the amount was derecognized upon the disposal of Qiqihar CFC (as defined in note 39(a)). Further details of the disposal of Qiqihar CFC are set out in note 39(a) to the consolidated financial statements.

The carrying amounts of trade payables, other payables and accruals are denominated in the following currencies:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Hong Kong dollars	3,859	14,686
Renminbi	379,495	584,969
United States dollars	16	228

	383,370	599,883

Note 30—Derivative financial liabilities

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Warrants issued in May 2011 (Note (i))	2,622	2,941
Derivative component of the CBs (Note (ii))	277,157	—
Warrants issued in August 2012 (Note (iii))	34,743	—

	314,522	2,941

Note:

(i)	On May 11, 2011, the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrants to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$6,988,000. As at March 31, 2013, these warrants were recognized at fair value at HK$2,622,000 (March 31, 2012: HK$2,941,000).

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

The fair values of the warrants as at March 31, 2013 were determined using the binomial valuation model and the Black-Scholes model. The significant inputs into the models were volatility of 80% (2012: 91.83%), dividend yield of 0% (2012: 0%) and risk-free interest rate of 0.54% (2012: 0.35%).

(ii)	On August 15, 2012, the Company issued the CBs (as defined in note 32) to Willis Plus Limited, a company owned by majority shareholders of the Company. The CBs have been bifurcated into a derivative and a liability component. Details of the derivative component of the CBs are set out in note 32 to the consolidated financial statement. As at March 31, 2013, the derivative component of the CBs was recognized at fair value at HK$277,157,000.
(iii)	On August 15, 2012, together with the CBs (as defined in note 32) issued by the Company, the Company issued warrants to Willis Plus Limited, a company owned by majority shareholders, to purchase 6,000,000 ordinary shares of the Company at an exercise price of US$1.2973 with a term of five years. These warrants are exercisable from first anniversary from date of issuance. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$26,267,000. As at March 31, 2013, these warrants were recognized at fair value at HK$34,743,000.

The fair values of the warrants as at August 15, 2012 were determined using the binomial valuation model (“Binomial model”). The significant inputs into the models were volatility of 74%, dividend yield of 0% and risk-free interest rate of 0.8%.

The fair values of the warrants as at March 31, 2013 were determined using the Binomial model. The significant inputs into the models were volatility of 80%, dividend yield of 0% and risk-free interest rate of 0.54%.

Note 31—Bank and Other Borrowings

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Current
Short-term bank loan—Secured	114,928	122,759
Portion of long-term bank loans repayable within one year—Secured	171,775	110,484
Other borrowings—Unsecured	—	245,520

	286,703	478,763

Non-current
Portion of long-term bank loans repayable after one year—Secured	237,271	77,339
Other borrowings—Unsecured	60,000	176,500

	297,271	253,839

Total bank and other borrowings	583,974	732,602

The interest-bearing bank borrowings are carried at amortized cost. The Group does not have any bank borrowings which contain a repayable on demand clause.

The Group’s bank and other borrowings are repayable as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Within 1 year	286,703	478,763
Between 1 and 2 years	162,570	77,339
Between 2 and 5 years	134,701	176,500

	583,974	732,602

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Some of the banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group was to breach the covenants the drawn down facilities would become repayable on demand.

The Group regularly monitors its compliance with these covenants and is up to date with the scheduled repayments of the term loans. Further details of the Group’s management of liquidity risk are set out in Note 6(c) to the consolidated financial statements. As at March 31, 2013, none of the covenants relating to drawn down facilities had been breached (As at March 31, 2012: Nil).

The carrying amounts of bank borrowings approximate their fair values. All bank borrowings are denominated in RMB (March 31, 2012: All bank borrowings are denominated in RMB) and of which HK$425,111,000 (March 31, 2012: HK$310,582,000) are carried at variable interest rates ranged from approximately 7.0% to 8.0% per annum (March 31, 2012: 6.6% to 8.7% per annum) and the remaining HK$98,863,000 (March 31, 2012: nil) are carried at fixed interest rate of 7% per annum (March 31, 2012: nil). The bank borrowings are secured by the assets of the Group (Note 36).

The carrying amounts of other borrowings approximate their fair values. Other borrowings of HK$60,000,000 (March 31, 2012: HK$176,500,000) and nil (March 31, 2012: HK$245,520,000) are denominated in HKD and RMB, respectively, and are carried at fixed interest rate of 18% per annum (March 31, 2012: 13% to 18% per annum). The other borrowings are unsecured.

As at March 31, 2013, bank borrowings with carrying amount of approximately HK$75,383,000 (March 31, 2012: HK$187,822,000) were guaranteed by a director and a shareholder.

Note 32—Convertible Bonds

During the fiscal year ended March 31, 2013 on August 15, 2012, the Company issued (1) US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds due on August 15, 2017 (the “CBs”) and (2) warrants to purchase 6,000,000 ordinary shares of the Company (“August 2012 Warrants”), to Willis Plus Limited, a company owned by majority shareholders of the Company (the “Bondholder”). In addition, the Bondholder has options to convert the CBs into the ordinary shares of the Company or require the Company to redeem all, but not less than all, of such holder’s CBs on August 15, 2015. The CBs are convertible into 55,499,028 ordinary shares of the Company at an initial conversion price of US$1.0811 per share from its first anniversary at the option of the Bondholder.

The fair value of the derivative component of the CBs was estimated at the issuance date using binomial valuation model (“Binomial model”) and its changes in fair value is recognized in the consolidated income statement. The liability component is the difference between the face value of the CBs and the sum of the fair values of the derivative component of the CBs and August 2012 Warrants at date of their issuance.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The CBs recognized in the statement of financial position is calculated as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Face value of the CBs issued at August 15, 2012	468,000	—
August 2012 Warrants	(26,267)	—
Derivative component of the CBs	(156,593)	—
Directly attributable costs allocated to liability component of the CBs (Note)	(10,598)	—

Liability component of the CBs on initial recognition at August 15, 2012	274,542	—
Interest expense	64,887	—
Interest paid	(32,760)	—

Liability component at March 31, 2013	306,669	—

The liability component of the CBs is carried at amortized cost at an effective interest rate of 37.2% per annum.

The fair value of the derivative component of the CBs as at August 15, 2012 was determined using the Binomial model. The significant inputs into the models were volatility of 74%, dividend yield of 0% and risk-free interest rate of 0.8%.

The fair value of the derivative component of the CBs as at March 31, 2013 was determined using the Binomial model. The significant inputs into the models were volatility of 80%, dividend yield of 0% and risk-free interest rate of 0.54%.

The fair values of liability component of the CBs were approximately HK$450,544,000 and HK$308,545,000 as of March 31, 2013 and August 15, 2012, using a discount rate of 25% and 36%, respectively.

Under the terms of the CBs, the Company undertakes to comply with financial covenants as follows:

(i)	Consolidated Tangible Net Worth shall not be less than HK$1,253,000,000;

(ii)	Consolidated EBIT shall not at any time be less than 2.50 times Consolidated Finance Charges; and

(iii)	Consolidated Total Borrowings shall not at any time exceed 0.85 times Consolidated Tangible Net Worth.

The financial covenants shall be: (i) calculated and interpreted on a consolidated basis in accordance with IFRS and expressed in Hong Kong dollars; and (ii) tested by reference to the latest publicly available financial statements of the Group for each period of twelve months ending on the last day of the financial year and each period of twelve months ending on the last day of the first half of the financial year.

The Company has obtained wavier from the holders of the CBs in respect of any non-compliance of the above covenants during the current fiscal year and fiscal year ending March 31, 2014.

Note:

Total transaction costs directly attributable to the issuance of the CBs amounted to HK$17,394,000 of which HK$10,598,000 was attributable to liability component of the CBs and has been capitalized. The remaining HK$6,796,000 was attributable to derivative component of the CBs and has been expensed to the consolidated income statement during the current fiscal year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 33—Share Capital

	Number of shares		Share capital
	2013 ‘000	2012 ‘000	2013 HK$000	2012 HK$000
Authorized:
Preferred share at US$0.001 each at end of year	200	200	2	2

Ordinary share at US$0.001 each at end of year	1,000,000	1,000,000	7,793	7,793

	Number of shares		Share capital
	2013 ‘000	2012 ‘000	2013 HK$000	2012 HK$000
Issued and fully paid:
Preferred share
At end of the year	100	100	1	1

Ordinary shares
At beginning of the year	73,544	64,126	572	499
Issue of new shares from May 2011 Offering (a)	—	1,518	—	11
Issue of new shares from August 2011 Share Placement (b)	—	2,000	—	16
Issue of new shares from August 2011 Unit Placement (c)	—	5,900	—	46

At end of the year	—	73,544	572	572

	73,644	73,644	573	573

The Company’s share capital consists of ordinary shares and preferred shares.

Note:

(a)	On May 11, 2011 (the “May 2011 Closing”), the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit (“May 2011 Offering”) with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary shares and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrants to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the May 2011 Closing, the fair values of these warrants approximated to HK$6,988,000. As a result, an amount of approximately HK$6,988,000 was recorded as “Derivative financial liabilities” for these warrants, and amount of approximately HK$11,000 (being 1,517,978 ordinary shares at US$0.001 each) and HK$27,101,000 (being the difference between the gross proceeds, and the fair value of these warrants and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$7,981,000 in connection with the May 2011 Offering.
(b)	On August 4, 2011 (the “August 2011 Share Closing”), the Company completed a private placement of 2,000,000 ordinary shares at a price of US$2.5 per share (the “August 2011 Share Placement”), with gross proceeds of approximately US$5,000,000 (approximately HK$38,900,000). At a result of the August 2011 Share Closing, an amount approximately HK$16,000 (being 2,000,000 ordinary shares at US$0.001 each) and HK$38,884,000 were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$170,000 in connection with the August 2011 Share Placement.
(c)	On August 16, 2011 (the “August 2011 Unit Closing”), the Company completed a private placement of 5,900,000 units at a price of US$2.5 per unit (the “August 2011 Unit Placement”), with gross proceeds of approximately US$14,750,000 (approximately HK$114,755,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase one of the Company’s ordinary shares. The exercise price of the warrants was US$2.875 per ordinary share and with a term of two years. As at the August 2011 Unit Closing, the fair value of these warrants approximated to nil, and an amount of approximately HK$46,000 (being 5,900,000 ordinary shares at US$0.001 each) and HK$114,709,000 (being the difference between the gross proceeds and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$510,000 in connection with the August 2011 Unit Placement.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 34—Receipt in advance

Receipt in advance represented proceeds received from the pre-sale activities at China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou and Qiqihar CFC (as defined in note 39(a)). As at March 31, 2012, approximately HK$47,798,000 was related to Qiqihar CFC which Qiqihar CFC was disposed during the year ended March 31, 2013 as further discussed in note 39(a) to the consolidated financial statements and the remaining amount was related to China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou.

Note 35—Share Incentive Plan

On August 25, 2011, the Company adopted a share incentive plan (the “2011 Share Incentive Plan”). The purposes of the 2011 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, advisors or consultants, and to promote the success of the Company’s business. Options granted under the 2011 Share Incentive Plan may be incentive stock options (“Incentive Stock Options”) or nonstatutory stock options (“Nonstatutory Stock Options”), as determined by the administrator (may be the board of directors (the “Board”) or one of more committees of the Board) at the time of grant of an option. Under the 2011 Share Incentive Plan, the administrator of the Company may grant options to any person being an employee, a director, an advisor or a consultant, of the Group, to subscribe for shares in the Company at a price to be determined by the administrator being:

(1)	In the case of Incentive Stock Option:

a.	granted to an employee who at the time of grant is a person who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary measured as of date of grant, the per Share exercise price shall be no less than 110% of the Fair Market Value (as defined below) on the date of grant;

b.	granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value (as defined below) on the date of grant;

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maximum aggregate number of shares that may be issued under the 2011 Share Incentive Plan is 7,000,000 shares, all of which shares may be issued under the 2011 Share Incentive Plan pursuant to Incentive Stock Options. The shares issued under the 2011 Share Incentive Plan may be authorized, but unissued, or reacquired shares. If an award of an option should expire or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares that were subject thereto shall, unless the 2011 Share Incentive Plan shall have been terminated, become available for future grant under the 2011 Share Incentive Plan. In addition, any shares which are retained by the Company upon exercise of an award of options in order to satisfy the exercise or purchase price for such award of options or any withholding taxes due with respect to such award of options shall be treated as not issued and shall continue to be available under the 2011 Share Incentive Plan and shares issued under the 2011 Share Incentive Plan and later repurchased by the Company at the original purchase price paid to the Company for the shares (including, without limitation, upon repurchase by the Company in connection with the termination of a participant’s continuous service status) shall again be available for future grant under the 2011 Share Incentive Plan.

The 2011 Share Incentive Plan shall be valid and effective for a period of 10 years commencing August 25, 2011.

Details of the principal terms of the 2011 Share Incentive Plan are set out in the proxy of the Company dated July 11, 2011.

As at and up to March 31, 2012 and 2013, no share option has been granted under the 2011 Share Incentive Plan.

Note 36—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Land	24,577	4,553
Investment properties	553,633	165,725
Completed properties held for sale	24,368	15,290
Property, plant and equipment	57,080	55,409
Properties under development	27,201	79,529
Pledged bank deposits (Note 28)	25,952	—

	712,811	320,506

Note 37—Capital Commitments

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Capital injection in respect of investment in a subsidiary in the PRC	78,000	—

Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	212,311	211,199

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 38—Notes to the Consolidated Cash Flows Statements

Major Non-Cash Transactions

The Group has the following major non-cash transactions during the year ended March 31, 2013:

(i)	During the fiscal year ended March 31, 2011, the Group paid an aggregate amount of RMB25,641,000 to the PRC local government as a deposit for purchase of a land use right for its project in Dezhou, the PRC, and the deposit at March 31, 2011 was approximately HK$30,395,000. During the fiscal year ended March 31, 2012, the deposit of approximately HK$31,125,000 was transferred to other receivables upon the receipt of land use right certificates pending for refund from the PRC local government and there was no cash involved in this transaction. Further details of these deposits are set out in note 22.

(ii)	During the fiscal year ended March 31, 2012, the Group paid an aggregate amount of RMB238,371,000 to the PRC local government as a deposit for purchase of a land use right for its project in Qiqihar, the PRC. During the fiscal year ended March 31, 2012, an aggregate amount of RMB117,897,000 was refunded to the Group and the remaining amount at March 31, 2012 was approximately HK$147,893,000. During the fiscal year ended March 31, 2013, the deposits of approximately HK$148,042,000 were transferred to land use rights upon the receipt of land use right certificates and there was no cash involved in this transaction. Further details of these deposits are set out in note 22.

(iii)	During the fiscal year ended March 31, 2013, the Company has disposal of its interests in HK CFC (as defined in note 39(a)) and Qiqihar CFC (as defined in note 39(a)), and the considerations of which was partially satisfied by certain receivables and payables. Further details are set out in note 39(a).

Note 39—Disposal of Subsidiaries

(a) Disposal of China Focus City (H.K.) Holdings Limited (“HK CFC”) and China Focus City Holdings (Group) Co., Ltd. (“Qiqihar CFC”)

During the fiscal year ended March 31, 2013, the Company entered into an agreement (the “S&P Agreement”) with an independent third party (the “Qiqihar Buyer”) to dispose of its entire 100% equity interest in HK CFC and 75% equity interest in Qiqihar CFC. Under the terms of the S&P Agreement, the Qiqihar Buyer agreed to pay the Company a fixed income at a rate of 21% per annum on the Company’s remaining 25% equity investment, representing 25% of the initial investment cost in Qiqihar CFC, in Qiqihar CFC in return the Company gave up its rights and obligations to share profits and to bear losses of Qiqihar CFC so arising in the future for indefinite period. In addition, the Qiqihar Buyer has the right, at its own discretion, to purchase from the Company its remaining 25% equity interest in Qiqihar CFC at cost. As a result, the disposal of 75% equity interest in Qiqihar CFC has been accounted for as if 100% equity interest of Qiqihar CFC has been disposed of by the Company and the remaining 25% interest has been accounted for as a loan to the Qiqihar Buyer.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of the net assets on the date which HK CFC and Qiqihar CFC were being disposed of:

HK$’000
Net assets disposed of:
Property, plant and equipment (Note 20)	31,706
Deposit for acquisition of land use rights (Note 22)	156,814
Deferred tax assets (Note 24)	6,529
Properties under development (Note 26)	354,444
Trade and other receivables	318,411
Available-for-sale financial assets	4,937
Cash and cash equivalents	263,315
Trade payables, other payables and accruals	(284,084)
Receipt in advance	(483,794)
Current income tax liabilities	(36,238)

Net assets	332,040
Gain on disposal of subsidiaries, net of related tax (Note 17(a))	32,478

364,518

Satisfied by:
Cash	86,398
Other payables undertook by Qiqihar Buyer	98,741
Other receivables	156,657
Loan receivable	61,713

Total consideration	403,509
Less: Income tax expense, related to the gain on disposal of subsidiaries	(38,991)

364,518

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

Cash consideration received	86,398
Cash and bank balances disposed of	(263,315)

Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	(176,917)

All of the unpaid considerations and fixed income receivable by the Company are guaranteed by a shareholder and director of the Company.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Disposal of Tieling Motor Vehicles Trading Co., Ltd.

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

Note 40—Issuance of New Shares by Subsidiaries

During fiscal year ended March 31, 2011, there were 1,600,000 of MSIL’s share options exercised with an exercise price of HK$0.397. The share options exercised were solely attributable to the Man Sang Discontinued Operations, and subsequent to the Distribution, the Group no longer has any share options outstanding at March 31, 2011 and 2012. In addition, during the fiscal year ended March 31, 2011, a subsidiary of the Discontinued Operations issued certain shares to a non-controlling interest with an aggregate consideration of approximately HK$5,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 41—Operating Lease Arrangements

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Operating leases which expire:
Within one year	10,134	765
In the second to fifth year inclusive	60	735

	10,194	1,500

The Group as lessor

Property rental income earned during the year was HK$4,959,000 (2012: HK$3,942,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	March 31, 2013 HK$’000	March 31, 2012 HK$’000
Within one year	1,617	1,049
In the second to fifth year inclusive	18	411

	1,635	1,460

Note 42—Contingent Liabilities

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. be dissolved and liquidated, whereby Man Sang Holdings, Inc. had been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at years ended March 31, 2013 and 2012 is remote. Accordingly, no accrual has been made.

Save as disclosed above, the Group had no other significant contingent liabilities at March 31, 2013 and 2012.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 43—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2013 HK$’000	2012 HK$’000	2011 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit Share-based payments	7,550 38 —	10,135 42 —	9,627 44 1,148

		7,588	10,177	10,819
An entity which is significantly influenced by a key management personnel of the Company	Operating lease rental and management fees on rented premises Reimbursement of rental charges paid on behalf	298 —	— —	— 639

Save as disclosed in notes 30(note (i)), 30(note (ii)), 31, 32, 37 and 39 to the consolidated financial statements, there were no other significant related party transactions.

Note 44—Balances with Related Parties and Equity Holders

The loan from a non-controlling interest of HK$58,800,000 was unsecured and interest-free which is not repayable within one year as at March 31, 2013.

Note 45—US Dollar Equivalents

The US dollar equivalents of the figures shown in the consolidated financial statements are supplementary information and have been translated at HK$7.8 to US$1.0, representing the rate for U.S. dollar in New York for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollars at that or any other rate.

Note 46—Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 47—Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2013 and 2012 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2013	2012
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	100%	Inactive

China Metro-Rural Limited	British Virgin Islands (redomiciled from Cayman Islands)	Ordinary shares US$1	100%	100%	Investment holding

China Metro-Rural Exchange Limited	Hong Kong	Ordinary shares HK$10,000	100%	100%	Investment holding

China Northeast Logistics City Co., Ltd. ^ (Note (ii))	PRC	Registered capital US$35,000,000	100%	100%	Operating of agricultural logistic platform

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB500,000	100%	100%	Provision of property management and related service

Tieling Northeast City Motor Vehicle Trading Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB5,000,000	100%	—	Not yet commenced operation

China Metro-Rural Development Limited	Hong Kong	Ordinary shares HK$100	85%	85%	Investment holding

China Northeast Logistics City Dezhou Co., Ltd.^ (Note (ii))	PRC	Registered capital US$49,990,000	85%	85%	Operating of agricultural logistic platform

Dezhou Northeast City Property Co., Ltd.^	PRC	Registered capital RMB50,000,000	85%	85%	Not yet commenced operation

Dezhou Northeast City Advertising Co., Ltd.^ (Note (iv))	PRC	Registered capital RMB2,000,000	—	85%	Liquidated

Dezhou North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB2,000,000	85%	85%	Not yet commenced operation

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2013	2012

China Northeast Logistics City Shenzhen Co., Ltd.^	PRC	Registered capital RMB10,000,000	100%	100%	Management company

China Glorious City Strategic Limited (Note (iii))	Hong Kong	Ordinary shares HK$100	100%	—	Not yet commenced operation
China Glorious City Investments Limited (Note (iii))	Hong Kong	Ordinary shares HK$100	100%	—	Not yet commenced operation

China Glorious City Construction Limited (Note (iii))	Hong Kong	Ordinary shares HK$100	100%	—	Not yet commenced operation

China Glorious City Development Limited (Note (iii))	Hong Kong	Ordinary shares HK$100	100%	—	Investment holding

China Glorious City (Hengyang) Co., Ltd.^ (Note (ii),(iii))	PRC	Registered capital US$30,000,000	100%	—	Not yet commenced operation

Shenyang Jiataihe Investmnets Co., Ltd.^	PRC	Registered capital RMB20,000,000	100%	100%	Not yet commenced operation

China Focus City (H.K.) Holdings Limited (Note (v))	Hong Kong	Ordinary shares HK$100	—	100%	Investment holding

China Focus City Holdings (Group) Co., Ltd.^ (Note (v))	PRC	Registered capital RMB200,000,000	—	100%	Investment holding and rural-urban migration and city re-development

Qiqihar China Focus City HuaYu Real Estates Development Co., Ltd. (formerly known as Qiqihar China Focus City China South Real Estates Development Co., Ltd.)^ (Note (v))	PRC	Registered capital RMB100,000,000	—	100%	Property development

Qiqihar Northeast Logistics City Co., Ltd.^ (Note (v))	PRC	Registered capital RMB50,000,000	—	100%	Note yet commenced operation

Note:

(i):	The Company directly holds China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.
(ii):	These subsidiaries registered or operated in the PRC are wholly foreign owned enterprises.
(iii):	Incorporated during the current year.
(iv):	Liquidated during the current year
(v):	Disposed of during the current year

The symbol of “ ^ ” represents the English name of the subsidiary for identification purpose only.