Form 20-F
period 2014-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2014-07-11
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

As of March 31, 2014 there were 73,543,782 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

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

PRESENTATION OF FINANCIAL INFORMATION

This is our fifth filing as a foreign private issuer on Form 20-F, and the fifth filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited, occurred during the year ended March 31, 2010, has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

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

ii

The results of the continuing operations are presented in the consolidated income statement for the three years ended March 31, 2014. However, discontinued operations are presented in the consolidated income statement for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations.

Percentages and some amounts in this Annual Report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.8 to US$1.0, representing the rate for U.S. dollars in New York for cable transfers in Hong Kong dollars as certified for custom purposes by Federal Reserve Bank of New York. On July 3, 2014, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7508 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this Annual Report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this Annual Report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.20 to US$1.00. On July 3, 2014, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.2115 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

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

The selected consolidated statements of operation data of the Group presents the results for the five years ended March 31, 2014, 2013, 2012, 2011 and 2010 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements of the Group for the years ended March 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated income statements of the Group for the years ended March 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2011.

	For the years ended March 31,
	2014		2013		2012		2011		2010
	(HK$ in thousands, except for number of shares and per share data)
Income Statements Data:
Continuing Operations:
Revenue		387,016		284,759		765,872		581,573		337,659
Cost of sales		(133,105)		(217,955)		(467,195)		(352,265)		(209,415)

Gross profit		253,911		66,804		298,677		229,308		128,244
Other income, net		16,685		67,535		61,363		68,234		36,154
Other gains/(losses), net		101,412		(69,617)		6,828		120,456		155,485
Selling expenses		(31,171)		(32,254)		(24,212)		(22,436)		(8,276)
Administrative expenses		(154,948)		(112,504)		(117,922)		(64,748)		(59,676)

Operating profit/(loss)		185,889		(80,036)		224,734		330,814		251,931
Finance income/(costs)—net		10,492		4,384		389		(3,124)		365
Share of loss of an associate		(2,258)		(1,606)		(2,456)		(386)		—

Profit/(loss) before income tax		194,123		(77,258)		222,667		327,304		252,296
Income tax expenses		(86,839)		(35,746)		(90,202)		(124,630)		(86,558)

Profit/(loss) for the year from continuing operation		107,284		(113,004)		132,465		202,674		165,738
Discontinued operations:
Profit/(loss) for the year from discontinued operations, net of tax		—		17,532		98,594		29,878		(24,189)

Profit/(loss) for the year		107,284		(95,742)		231,059		232,552		141,549

Attributable to:
Equity holders of the Company		104,331		(101,104)		208,986		227,346		171,408
Non-controlling interests		2,953		5,632		22,073		5,206		(29,859)

		107,284		(95,742)		231,059		232,552		141,549

Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year:
Basic earnings/(loss) per share
From continuing operation	HK$	1.42	HK$	(1.61)	HK$	1.56	HK$	3.17	HK$	2.60
From discontinued operations		—	HK$	0.24	HK$	1.40	HK$	0.37	HK$	0.08

	HK$	1.42	HK$	(1.37)	HK$	2.96	HK$	3.54	HK$	2.68

Diluted earnings/(loss) per share
From continuing operation	HK$	0.18	HK$	(1.61)	HK$	1.56	HK$	3.17	HK$	2.60
From discontinued operations		—	HK$	0.24	HK$	1.40	HK$	0.37	HK$	0.08

	HK$	0.18	HK$	(1.37)	HK$	2.96	HK$	3.54	HK$	2.68

Shares used in computation of:
Basic earnings/(loss) per share
From continuing operation		73,544,000		73,544,000		70,536,000		64,126,000		63,834,000
From discontinued operations		73,544,000		73,544,000		70,536,000		64,126,000		63,834,000
Diluted earnings/(loss) per share
From continuing operation		129,043,000		73,544,000		70,536,000		64,126,000		63,834,000
From discontinued operations		129,043,000		73,544,000		70,536,000		64,126,000		63,834,000

Dividend—Non-cash (HK$’000)		—		—		—		466,474		—

The following table sets forth selected statements of financial position data of the Group as of the dates indicated. The selected consolidated statements of financial position data of the Group as of March 31, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of financial position data of the Group as of March 31, 2012 and 2011 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 16, 2012. The selected consolidated statements of financial position data of the Group as of March 31, 2010 has been derived from our audited consolidated financial statements included the Company’s Form 20-F filed with the SEC on July 11, 2011.

	As of March 31,
	2014	2013	2012	2011	2010
	(HK$ in thousands, except for number of shares)
Statements of Financial Position Data:
Total non-current assets	969,940	934,448	903,966	855,083	1,481,913
Total current assets	3,373,854	2,268,430	2,271,913	1,010,026	1,996,151
Total assets	4,343,794	3,202,878	3,175,879	1,865,109	3,478,064
Total current liabilities	1,974,140	1,267,633	1,506,647	664,505	1,159,000
Total non-current liabilities	1,046,578	745,830	393,622	362,937	461,503
Total liabilities	3,020,718	2,013,463	1,900,269	1,027,442	1,620,503
Total equity	1,323,076	1,189,415	1,275,610	837,667	1,857,561

Share capital issued and outstanding (Preferred share 200,000; ordinary share 1,000,000,000, US$0.001 each (approximately HK$0.0078 each))
Preferred share	100,000	100,000	100,000	100,000	100,000
Ordinary share	73,543,782	73,543,782	73,543,782	64,125,804	64,125,804

The following table sets forth selected income statements data of Qiqihar Discontinued Operations for the five years ended March 31, 2014, 2013, 2012, 2011 and 2010 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 16, 2012.

	For the years ended March 31,
	2014	2013		2012		2011	2010
	(HK$ in thousands, except for per share data)
Income Statements Data: Qiqihar Discontinued Operations:
Revenue	—		—		147,896	—	—
Cost of sales	—		—		(9,358)	—	—

Gross profit	—		—		138,538	—	—
Other income and gains, net	—		619		—	—	—
Expenses	—		(28,929)		(5,665)	—	—

Operating (loss)/profit	—		(28,310)		132,873	—	—
Finance income—net	—		8,009		238	—	—

(Loss)/profit before income tax	—		(20,301)		133,111	—	—
Income tax credits/(expenses)	—		5,355		(34,517)	—	—

(Loss)/profit for the year	—		(14,946)		98,594	—	—
Gain on disposal of discontinued operations	—		32,478		—	—	—

Profit from discontinued operations	—		17,532		98,594	—	—

Attributable to:
Equity holders of the Company	—		17,532		98,594	—	—
Non-controlling interests	—		—		—	—	—

	—		17,532		98,594	—	—

Earnings per share for profit from Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	HK$	0.24	HK$	1.40	—	—

Diluted	—	HK$	0.24	HK$	1.40	—	—

The following table sets forth selected statements of financial position data of Qiqihar Discontinued Operations as of the dates indicated. The selected statements of financial position data of Qiqihar Discontinued Operations as of November 30, 2012 (the date of the disposal) has been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected statements of financial position data of Qiqihar Discontinued Operations as of March 31, 2012 has been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 18, 2013.

	As of November 30,	As of March 31,
	2012	2012	2011	2010
	(HK$ in thousands)
Statements of Financial Position Data of Qiqihar Discontinued Operations:
Total non-current assets	195,049	149,365	—	—
Total current assets	941,107	298,035	—	—
Total assets	1,136,156	447,400	—	—
Total current liabilities	804,116	132,792	—	—
Total non-current liabilities	—	—	—	—
Total liabilities	804,116	132,792	—	—
Total equity	332,040	314,608	—	—

The following table sets forth selected income statements data of Man Sang Discontinued Operations for the five years ended March 31, 2014, 2013, 2012, 2011 and 2010 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Man Sang Discontinued Operations for the year ended March 31, 2011 and 2010 has been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2011.

	For the years ended March 31,
	2014	2013	2012	2011		2010
	(HK$ in thousands)
Income Statements Data: Man Sang Discontinued Operations:
Revenue	—	—	—		157,452		339,379
Cost of sales	—	—	—		(117,241)		(276,602)

Gross profit	—	—	—		40,211		62,777
Other income and gains, net	—	—	—		7,722		16,776
Recycling of exchange difference to profit or loss upon the Distribution	—	—	—		20,284		—
Expenses	—	—	—		(33,983)		(114,073)
Increase/(decrease) in fair values of investment properties and investment properties under construction	—	—	—		1,592		(3,991)

Operating profit/(loss)	—	—	—		35,826		(38,511)
Finance income—net	—	—	—		87		238
Share of results of an associate	—	—	—		17		48

Profit/(loss) before income tax	—	—	—		35,930		(38,225)
Income tax (expenses)/credits	—	—	—		(6,052)		14,036

Profit/(loss) for the year	—	—	—		29,878		(24,189)

Attributable to:
Equity holders of the Company	—	—	—		23,950		5,504
Non-controlling interests	—	—	—		5,928		(29,693)

	—	—	—		29,878		(24,189)

Earnings per share for profit from Man Sang Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	—	—	HK$	0.37	HK$	0.08

Diluted	—	—	—	HK$	0.37	HK$	0.08

The following table sets forth selected statements of financial position data of Man Sang Discontinued Operations as of the dates indicated. The selected statements of financial position data of Man Sang Discontinued Operations as of July 28, 2010 (the date of the Distribution) and March 31, 2010 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2011.

	As of July 28,	As of March 31,
	2010	2010
	(HK$ in thousands)
Statements of Financial Position Data of Man Sang Discontinued Operations:
Total non-current assets	1,046,725	1,015,399
Total current assets	1,069,473	1,059,250
Total assets	2,116,198	2,074,649
Total current liabilities	690,328	722,506
Total non-current liabilities	153,541	107,907
Total liabilities	843,869	830,413
Total equity	1,272,329	1,244,236

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

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2010	7.7647	7.7752	7.7541	7.7495
Fiscal Year Ended March 31, 2011	7.7750	7.8040	7.7745	7.7501
Fiscal Year Ended March 31, 2012	7.7656	7.8087	7.7772	7.7532
Fiscal Year Ended March 31, 2013	7.7629	7.7699	7.7554	7.7493
Fiscal Year Ended March 31, 2014	7.7567	7.7669	7.7571	7.7512
Last Six Months
January 2014	7.7642	7.7663	7.7578	7.7534
February 2014	7.7608	7.7645	7.7585	7.7547
March 2014	7.7567	7.7669	7.7612	7.7563
April 2014	7.7527	7.7568	7.7539	7.7517
May 2014	7.7523	7.7535	7.7523	7.7514
June 2014	7.7502	7.7527	7.7516	7.7502

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 3, 2014, the exchange rate was HK$7.7508 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2010	6.8258	6.8371	6.8268	6.8176
Fiscal Year Ended March 31, 2011	6.5483	6.8323	6.6972	6.5483
Fiscal Year Ended March 31, 2012	6.2975	6.5477	6.3970	6.2935
Fiscal Year Ended March 31, 2013	6.2108	6.3879	6.2787	6.2105
Fiscal Year Ended March 31, 2014	6.2164	6.2273	6.1220	6.0402
Last Six Months
January 2014	6.0590	6.0600	6.0509	6.0402
February 2014	6.1448	6.1448	6.0816	6.0891
March 2014	6.2164	6.2273	6.1729	6.1183
April 2014	6.2591	6.2591	6.2246	6.1966
May 2014	6.2471	6.2591	6.2380	6.2255
June 2014	6.2036	6.2548	6.2306	6.2036

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 3, 2014, the exchange rate was RMB6.2115 per US$1.00.

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

We have established logistics platforms in Tieling, Liaoning Province called “China Northeast Logistics City—Tieling”, Dezhou, Shandong Province called “China Northeast Logistics City—Dezhou”, Hengyang, Hunan Province called “China Glorious City—Hengyang” and Zhoukou, Henan Province called “China Glorious City—Zhoukou”, which are available to regional and international traders based upon an open and free market system for the mutual benefit of sellers and buyers. The logistics platforms are designed to facilitate the marketing of products provided or desired by willing buyers and sellers. Agriculture products have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources.

In the past, we established a rural-urban migration and city re-development business in Qiqihar, Heilongjiang Province called “China Focus City—Qiqihar”, which was available to Qiqihar as well as regional traders and residents which was to be comprised of commercial, business, residential and governmental districts. China Focus City—Qiqihar was designed to accommodate the local government’s plan to relocate the administration center of Qiqihar. Following the disposal of China Focus City—Qiqihar in the fiscal year ended March 31, 2013, we have continued to carry out this business through existing locations. The rural-urban migration and city re-development business has risk exposure including change of local and national economic climates and government policies.

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

We may not be able to increase our revenues from servicing and assignments of development rights, sales or leases of properties or achieve satisfactory rental rates from period to period.

Our revenues from the sales of trade center units in fiscal year 2012 and fiscal year 2013 were HK$758.4 million and HK$273.4 million, respectively. Our revenue from the leases of properties increased from HK$3.9 million in the fiscal year 2012 to HK$5.0 million in the fiscal year 2013 and our revenue from property management services increased from HK$3.6 million in the fiscal year 2012 to HK$6.4 million in the fiscal year 2013. Our revenue from servicing and assignments of development rights in the fiscal year 2012 attributable to Qiqihar Discontinued Operation was HK$147.9 million. Our revenue in the fiscal year ended March 31, 2014 was HK$387.0 million, which includes revenue from servicing and assignment of development rights, leases of properties and property management services of HK$171.8 million, HK$4.8 million and HK$5.4 million, respectively.

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

We currently rely on China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues as well as our revenue from servicing and assignments of development rights. We may be unsuccessful in expanding our projects in these cities, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for our agricultural logistics business revenues and China Glorious City—Hengyang for our revenue from servicing and assignments of development rights. These revenue sources may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, or their attractiveness to tenants and developers, we will not have income from other properties in our agricultural logistics business and rural-urban migration and city re-development business to mitigate any ensuing loss. A concentration of investments in only few locations will cause us to be highly susceptible to a downturn in regional agricultural, property or logistics industry. In addition, any property damage at any one of China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling will continue to attract tenants or developers to generate revenue, or that we will be successful in the future. Although we have projects planned for future development in 2015, 2016 and 2017, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

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

Our Hong Kong subsidiary, China Glorious City Development Limited, signed a framework agreement with Hengyang Municipal Government in 2012. Pursuant to this framework agreement, the Hengyang Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Glorious City—Hengyang”.

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

We may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of our major shareholders are a party.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and Proficient Success Limited. As of March 31, 2014, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,448,116,976 of the 6,907,114,000 outstanding shares of China South City Holdings Limited, or China South City. China South City is a leading developer and operator of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

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

Five of our PRC subsidiaries, China Northeast Logistics City Co. Ltd., or China Tieling Northeast, China Northeast Logistics City Dezhou Co., Ltd., or China Dezhou Northeast, China Glorious City (Hengyang) Co. Ltd., or China Hengyang Glorious, China Glorious City Investments (Zhoukou) Co., Ltd., or China Zhoukou Glorious Investments, and China Glorious City Strategic (Zhoukou) Co., Ltd., or China Zhoukou Glorious Strategic, are wholly foreign owned enterprises, and are subject to restrictions imposed by relevant PRC laws and regulations.

China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic were approved by their respective local authorities and filed with the PRC Ministry of Commerce as wholly foreign owned enterprises and, accordingly, are subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on their ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into their capital accounts. In addition, China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic, as foreign investment real estate enterprises, are required to maintain registered capital levels at 50% or more of their total investment. As of March 31, 2014, the registered total investment in China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic were US$49.80 million, US$49.90 million, US$59.99 million, US$39.99 million and US$19.99 million respectively, including registered capital of US$35.00 million, US$49.90 million, US$30.00 million, US$20.00 million and US$10.00 million, representing approximately 70%, 100%, 50%, 50% and 50% of their respectively registered total investments. Currently, China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic, our project companies for our properties planned for future development in Liaoning, Shandong, Hunan and Henan, are our only subsidiaries categorized as foreign investment real estate enterprises.

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

Our logistics city projects may face competition from other agricultural and industrial materials trade centers in China. The greatest concentration of industrial materials trade centers in China is in Pearl River Delta, Yangtze River Delta and the Manchuria area. The agricultural, industrial materials and finished goods featured at these competing trade centers include agricultural products, building materials, automobile and accessories and small goods. In addition, there may be an increase in supply of industrial materials trade centers in Guangdong and elsewhere in China, such as Shenzhen and Guangzhou, in the future.

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

Our subsidiaries located in Tieling City, Dezhou City and Hengyang City are required to hold a qualification certificate which is normally granted to real estate developers.

On December 22, 2010, China Tieling Northeast obtained from the Liaoning Housing and Urban Rural Construction Bureau a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013 allowing China Tieling Northeast to undertake property development in the PRC. On April 17, 2014, this qualification certificate was renewed for a term until March 3, 2017. After the expiration of its current qualification certificate, China Tieling Northeast will need to renew this qualification certificate or apply for a qualification certificate in a higher grade.

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast expired on September 30, 2013, but the qualification certificate was then renewed until September 30, 2014. The interim qualification certificate of Dezhou Northeast City Property Co., Ltd. expired on June 30, 2013, but the interim qualification certificate was then renewed until June 30, 2014 and currently we have no plan to further renew its qualification certificate as it is currently inactive. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

The Hengyang Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Hengyang Glorious confirming that China Hengyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Hengyang Glorious will expire on January 23, 2015. Upon expiration of the interim qualification certificate, China Hengyang Glorious will be required to renew its qualification certificate.

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

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it, and, therefore, we have not made the additional payments of land appreciation tax during the fiscal years ended March 31, 2011, 2012 and 2013 and the current period. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the local municipal tax authorities. In fiscal years ended March 31, 2012 and 2013, we paid land appreciation tax to the local municipal tax authorities in the amounts of HK$18.8 million and HK$18.6 million, respectively. In fiscal years ended March 31, 2012 and 2013, we made provisions for land appreciation in the amounts of HK$27.8 million and write-back of provision in the amounts of HK$1.4 million, respectively. In the fiscal year ended March 31, 2014, we paid land appreciation tax to the local municipal tax authorities in the amount of HK$7.1 million, and we made a provision in the amount of HK$13.2 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land to be developed if it does not comply with the terms of our land grant contract.

Under PRC laws, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. Further, if the development is delayed for longer than one year, the developer may be restricted from bidding for any new land. Thus, if we were to delay development on the lands acquired for China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang and China Glorious City—Zhoukou (and if these restrictions were applied to us), we may be restricted from bidding for other land designated to us for development. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of the above projects will not occur in the future.

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

To date, for investment activities, we have relied primarily on bank borrowings and other loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2014, we had net current assets of HK$1,399.7 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals, excluding shareholder’s loans and loans from a non-controlling interest) amounted approximately HK$2,206.8 million, which included primarily bank and other borrowings, trade payables, other payables and accruals and convertible bonds in the amounts of HK$1,107.2 million, HK$587.5 million and HK$512.1 million, respectively. Approximately HK$720.9 million of our total borrowings were due within one year or on demand and approximately HK$386.3 million were due within a period of more than one year but not exceeding five years. The projected total investment for China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang and China Glorious City—Zhoukou could be up to an amount of approximately US$2 billion, US$5 billion, US$2 billion and US$4 billion, respectively.

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

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities treat our project companies, as real property developers, we have been subject to these measures and regulations with respect to China Tieling Northeast, China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic. Additionally, the PRC Government has also recently introduced a number of restrictions on individuals’ purchases of residential properties. These restrictions may affect our sales of residential properties to individual customers.

We may incur substantial additional indebtedness in the future.

As of March 31, 2014, our debt-to-equity ratio (total bank and other borrowings and convertible bonds/total equity) was approximately 122.4%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if we or our subsidiaries incur additional debt. For example, the additional debt could:

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

We have obtained a waiver from the holders of these convertible bonds in prior years in respect of any non-compliance of covenants for the fiscal years ended March 31, 2013 and 2014 confirming there is no breach of covenants for the years ended March 31, 2013 and 2014. No waiver has been obtained for subsequent periods as of July 1, 2014 as it is uncertain as to whether a waiver is required.

We depend on China Metro-Rural Limited’s founding shareholders. Our business and growth prospects may be severely disrupted if we lose the support and service of all or any one of them.

Our success and growth depends on the efforts of the founding shareholders of the China Metro-Rural Limited (Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam). These founding shareholders are critical to our success because of their vision for us and their industry knowledge and relationships. If we were to lose their support, our relationships with bankers, government officials, potential tenants and industry personnel could be adversely affected. We may not be able to replace these founding shareholders easily or at all. As a result, the loss of any of these founding shareholders, whether because any one or more of them become unwilling to continue in their present capacities with us, develop disagreements between each other, leave to join a competitor or form a competing business, or other reasons, would severely disrupt our business and growth prospects.

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

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, some of our PRC subsidiaries may be required to set aside at least 10% of its after-tax profits based on PRC accounting standards in accordance with their articles of association and PRC law each year to its PRC statutory reserve until the cumulative amount of such reserve reaches 50% of its registered capital. As of March 31, 2014, we have PRC statutory reserve of approximately HK$119,869,000 for our PRC subsidiaries.

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

We currently receive substantially all of our revenues in Renminbi through our ownership and operation of China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the relevant local office of the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

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

As of July 1, 2014, our principal shareholder, Mr. Cheng Chung Hing, Ricky, together with his affiliates, controls 43,082,427 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 46,273,652, or 60.30%, of our outstanding voting shares.

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

We cannot predict the effect, if any, of future sales of ordinary shares, or the availability of shares for future sales, on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. In addition, a large supply of saleable ordinary shares, such as those underlying warrants issued in our May 2011 offering and August 2011 placements, those underlying convertible bonds and warrants issued in our August 2012 placement, or those underlying convertible bonds issued in our December 2013, January 2014 and March 2014 placement or other shares eligible for future sale, may adversely affect the prevailing market prices for our ordinary shares.

Our convertible bonds issued in August 2012, December 2013, January 2014 and March 2014 could prevent the acquisition or sale of our business.

The conversion price of the convertible bonds and the exercise price of the warrants issued in our August 2012 placement may be decreased if we issue securities below certain prices or if we fail to meet certain financial targets set forth in the warrants and convertible bonds. The exercise prices of the bonds issued in December 2013, January 2014 and March 2014 do not include this feature. The exercise of any of the convertible bonds and warrants could further dilute the holdings of existing shareholders.

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

In previous years, the PRC Government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2013, China’s real GDP grew by a rate of an estimated 7.7% as compared to a rate of 7.75% and 9.2% in 2012 and 2011, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC Government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC Government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

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

Proceedings instituted recently by the SEC against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. On January 22, 2014, an initial administrative law decision was issued, which determined that the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm recently appealed the initial administrative law decision to the SEC. The initial law decision is neither final nor legally effective unless and until it is endorsed by the full SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts.

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including an affiliate of our independent registered public accounting firm losing temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms including an affiliate of our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NYSE MKT for the Company’s case or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares and warrants. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2014. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares and warrants could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares and warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Material United States Federal Income Tax Consequences.”

Item 4.	Information on the Company

A. History and Development of the Company

China Metro-Rural Holdings Limited, or China Metro, was incorporated in the British Virgin Islands as an international business company under the name Man Sang International (B.V.I.) Limited, or MSBVI, under the International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004. Prior to August 25, 2009, MSBVI was a wholly-owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE MKT (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidated and dissolved, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction (the “Reorganization”), MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE MKT. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly-owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. On March 19, 2010, MSBVI was renamed China Metro-Rural Holdings Limited. Our ordinary shares are traded on the NYSE MKT under the ticker symbol “CNR”.

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

On November 30, 2012, the Company disposed of its entire interest in CFC HK and, in effect, disposed of its entire interest in Qiqihar CFC, which represented Qiqihar Discontinued Operations. The Group continues to carry out its rural-urban migration and city re-development business through other subsidiaries. Selected financial date of Qiqihar Discontinued Operations is set forth above in “Item 3. Key Information—A. Selected Financial Data”.

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

On November 30, 2012, the Company disposed of its entire interest in HK CFC and, in effect, disposed of its entire entity interest in Qiqihar CFC, which at the time, represented the Company’s entire rural-urban migration and city re-development business. Accordingly, the rural-urban migration and city re-development business carried out by HK CFC and Qiqihar CFC have been classified as discontinued operations (“Qiqihar Discontinued Operations”). The Group continues to carry out its rural-urban migration and city re-development business through other subsidiaries.

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

As of March 31, 2014, a total GFA of approximately 527,850 square meters (excluding self-used properties) were completed and more than 3,300 independent individuals had entered into sales and purchase agreements to purchase more than approximately 304,000 square meters of GFA, or approximately 58%, of our completed GFA. As of March 31, 2014, we completed sales of GFA of approximately 304,000 square meters (including approximately 39,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$2,475,000, or 0% of such sales, as of March 31, 2014. An additional approximately 133,000 square meters of GFA are under construction. In addition, we have GFA of approximately 259,000 square meters and approximately 94,000 square meters, which included GFA under construction, available for sale and pre-sale, and for lease, respectively, of which approximately 126,000 square meters for sale and approximately 94,000 square meters for lease have been completed.

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

As of March 31, 2014, a total GFA of approximately 236,000 square meters were completed and more than 2,300 independent individuals had entered into sales and purchase agreements to purchase more than approximately 193,000 square meters of GFA, or approximately 82%, of our completed GFA. As of March 31, 2014, we completed sales of GFA of approximately 193,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$8,085,000, or 1% of such sales. As of March 31, 2014, an additional approximately 225,000 square meters of GFA are under construction.

As of March 31, 2014, our total investments for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou are approximately RMB2,086 million (US$337 million) and RMB1,797 million (US$290 million), respectively.

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

China Metro previously carried out rural-urban migration and city re-development business through China Focus City—Qiqihar. Upon disposal of China Focus City—Qiqihar during the fiscal year ended March 31, 2013, China Metro continues this business through existing locations, such as China Glorious City—Hengyang and China Glorious City—Zhoukou.

China Glorious City—Hengyang

China Glorious City—Hengyang is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of 2.7 million square meters, which is expected to provide GFA of approximately 7.5 million square meters including commercial, residential, warehousing and other auxiliary facilities upon full completion. As of March 31, 2014, we acquired approximately 436,337 square meters of land through auction for our own development as well as for assignment to third parties, As of March 31, 2014, approximately 144,000 square meters of GFA is under construction and we have assigned a parcel of land with site area of approximately 122,434 to an independent third party.

China Glorious City—Zhoukou

China Glorious City—Zhoukou is still at its planning stage. Similar to China Glorious City—Hengyang, China Glorious City—Zhoukou is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of approximately 5.5 million square meters, which is expected to provide GFA of approximately 10 million square meters. As of March 31, 2014, we acquired approximately 414,192 square meters of land through auction.

As of March 31, 2014, our total investments for China Glorious City—Hengyang and China Glorious City—Zhoukou are approximately RMB487 million (US$79 million) and RMB269 million (US$43 million), respectively.

All of our agricultural logistics business revenues are currently derived from our operations at China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou and were from sales, leases and management of trade center units. All of our rural-urban migration and city re-development business revenues are currently derived from our operations at China Glorious City—Hengyang and were from assignments of development rights. China Northeast Logistics City—Tieling began to generate revenue since fiscal year ended March 31, 2009. Net revenues in the fiscal year ended March 31, 2010 were approximately HK$337.7 million, with HK$336.7 million, HK$0.6 million and HK$0.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Net revenues in the fiscal year ended March 31, 2011 were approximately HK$581.6 million, with HK$575.6 million, HK$4.5 million and HK$1.5 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. During the fiscal year ended March 31, 2012, Northeast Logistics City—Dezhou commenced to contribute to our agricultural logistics business. Net revenues in fiscal year ended March 31, 2012 were approximately HK$913.8 million, with HK$758.4 million, HK$3.9 million and HK$3.6 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively, whereas our rural-urban migration and city re-development business contributed revenue of approximately HK$147.9 million through servicing and assignments of development rights at Qiqihar City. Net revenues in fiscal year ended March 31, 2013 were approximately HK$284.8 million, with HK$273.4 million, HK$5.0 million and HK$6.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Net revenues in fiscal year ended March 31, 2014 were approximately HK$387.0 million, with HK$205.0 million, HK$4.8 million and HK$5.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively, whereas our rural-urban migration and city re-development business contributed revenue of approximately HK$171.8 million through servicing and assignments of development rights at Hengyang City. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties (which include investment properties under construction) were approximately HK$2.6 million, HK$6.2 million and HK$18.3 million, in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. In the fiscal years ended March 31, 2012, 2013, and 2014, changes in fair values of investment properties represented positive of 1.5%, negative of 4.1% and positive of 12.7%, respectively, of our net profit from our continuing operation after taking into account relevant deferred income tax.

Completed Property Development

China Northeast Logistics City—Tieling

Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. Construction of 527,850 square meters of trade centers and residential properties was completed as of March 31, 2014.

China Northeast Logistics City—Dezhou

Phase I of China Northeast Logistics City—Dezhou will cover a planned GFA of approximately 2.9 million square meters. Construction of 236,000 square meters of trade centers was completed as of March 31, 2014.

Properties under Development

China Northeast Logistics City—Tieling

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Tieling with a planned GFA of approximately 133,000 square meters.

China Northeast Logistics City—Dezhou

We are currently constructing additional trade centers and supporting facilities for Phase I of China Northeast Logistics City—Dezhou with a planned GFA of approximately 225,000 square meters.

China Glorious City—Hengyang

We are currently constructing trade centers and supporting facilities for Phase I of China Glorious City—Hengyang with a planned GFA of approximately 144,000 square meters.

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

China Northeast Logistics City—Dezhou

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Northeast Logistics City—Dezhou, which will have a maximum GFA of up to approximately 14.8 million square meters. We expect to complete all construction of China Northeast Logistics City—Dezhou by 2021.

The total planned site area for China Northeast Logistics City—Dezhou will be approximately 7 million square meters according to a framework agreement that was signed in 2010. We are in the planning stage for construction of further GFA of approximately 0.4 million square meters and we have already obtained land use rights certificates for an area of approximately 0.7 million square meters and are in the process of acquiring more land use rights from local Land Bureau.

China Glorious City—Hengyang

We plan to develop and construct trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Glorious City—Hengyang, which will have a maximum GFA of up to approximately 7.5 million square meters.

The total planned site area for China Glorious City—Hengyang will be approximately 7.5 million square meters according to a framework agreement that was signed in 2012. We are currently constructing trade centers with GFA of approximately 144,000 million square meters and we have already obtained land use rights certificates for an area of approximately 0.4 million square meters and are in the process of acquiring more land use rights from local Land Bureau. In addition to properties to be developed on our own, we also assign land to independent third parties for development.

China Glorious City—Zhoukou

We plan to develop and construct trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Glorious City—Zhoukou, which will have a maximum GFA of up to approximately 10 million square meters.

The total planned site area for China Glorious City—Zhoukou will be approximately 5.5 million square meters according to a framework agreement that was signed in 2012. We have already obtained land use rights certificates for an area of approximately 0.4 million square meters and are in the process of acquiring more land use rights from local Land Bureau. In addition to properties to be developed on our own, we also planned to assign land to independent third parties for development.

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

China Northeast Logistics City—Dezhou:

China Northeast Logistics City—Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three-hour drive from Beijing and eight-hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 5 million and 94 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$882 billion in 2013, which ranked third among Chinese provinces.

Shandong is historically well known for both agricultural and industrial outputs such as corn, cotton, fertilizers and wheat as well as rolled steel, tractors and farming machinery.

We believe the strategic location and agricultural and industrial production near China Northeast Logistics City—Dezhou offers significant opportunity for us.

China Glorious City—Hengyang:

China Glorious City—Hengyang is strategically located in the center of Hunan Province which is considered as the gateway to Guangdong Province and Guangxi Province from the north. It is only a three-hour journey by Express Rail Link or eight-hour drive from Shenzhen. The population of Hengyang City and Hunan Province are over 7 million and 63 million, respectively. The gross domestic product, or GDP, of Hunan Province was US$395 billion in 2013, which ranked tenth among Chinese provinces.

Hengyang is historically well known for its nonferrous metals as well as various agricultural produce.

China Glorious City—Zhoukou:

China Glorious City—Zhoukou is strategically located in the center of China. It is only a eight-hour journey drive to Beijing and nine-hour drive from Shanghai. The population of Zhoukou City and Henan Province are over 11 million and 94 million, respectively. The gross domestic product, or GDP, of Henan Province was US$525 billion in 2013, which ranked fifth among Chinese provinces.

Zhoukou is well known for agricultural products and produce such as foodstuffs, cotton and edible oils as well as processed foods.

We enjoy strong municipal and regional government support in the locations in which we currently plan to operate.

In selecting new sites for our projects, we strategically seek out locations in which local and regional governments have actively expressed a desire to develop integrated logistics and trade services in their long-term plans. In doing so, we are able to ensure that our business operations are closely aligned with the long-term economic development plans of the region in which we develop and operate. With respect to China Northeast Logistics City—Tieling, with local administrative support, we were able to secure a plot of land in excess of one square kilometer quickly, efficiently and in accordance with relevant approval procedures. Pursuant to the terms of our mutual agreement, representatives of the municipal governments undertook or will undertake the responsibility for relocating all prior occupants of the land as well as improving roads and infrastructure within each China Northeast Logistics City and China Glorious City. In addition, as part of a broader effort to improve local transportation infrastructure, government authorities have also undertaken construction of new roads and other supporting infrastructure surrounding each China Northeast Logistics City and China Glorious City. Several PRC Government agencies also plan to have an on-site presence at each China Northeast Logistics City and China Glorious City to assist trade center tenants and other visitors. We believe each China Northeast Logistics City and China Glorious City will remain an important part of the municipal and regional governments’ overall strategy to develop the local economy by creating new jobs, contributing increased tax revenues and attracting new manufacturing plants and commercial development to the surrounding area.

The founding shareholders of China Metro-Rural Limited possess in-depth experience and extensive networks of contacts within their respective industries.

The two founding shareholders of China Metro-Rural Limited, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of the founding shareholders of China Metro-Rural Limited, is also the Chairman of Shenzhen Logistics and Supply Chain Management Association. He is also a member of the Shenzhen Committee of the Chinese People’s Political Consultative Conference and a Standing member of Guangxi Committee of Chinese People’s Consultative Conference. Mr. Leung Moon Lam is a member of the National Committee and a member of the Liaoning Committee of the Chinese People’s Political Consultative Conference. He is also the Chairman of Federation of Hong Kong Shenzhen Association.

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

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers, which we expect will be offered at higher rental rates and sales prices. In the fiscal year ended March 31, 2014, our overall average selling price was HK$6,189 per square meter, represented an increase of approximately 8% as compared with the average selling price of HK$5,733 per square meter in the fiscal year ended March 31, 2013.

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

•

Building a strong brand by expanding into other cities and regions. We intend to expand the brand name “China Northeast Logistics City” as well as “China Glorious City” into other cities and regions in the PRC by establishing a network of China Northeast Logistics Cities and China Glorious Cities. By creating a network, we hope to create synergy between China Northeast Logistics Cities and China Glorious Cities in different regions where customers from each China Northeast Logistics City and China Glorious City will be attracted to one another, thus creating more transactions.

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

Trade Center Projects

We currently have four large-scale integrated agricultural logistics and trade center projects in various stages of development.

Our trade center projects are classified into:

•	Properties under development, representing properties for which we have obtained land use rights certificates and have planned or commenced construction.

•	Investment properties, representing properties held for long-term investment and for leasing purposes.

•	Investment properties under construction, representing properties held for long-term investment and for leasing purposes upon completion.

•	Properties held for sale, representing properties for which we have completed construction and are ready to be sold and occupied by potential buyers and tenants.

•	Properties under planning, representing development activities consisting of site selection, land acquisition and project design.

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

We have paid for and signed a land grant contract with the local government for approximately 1,788,308 square meters of land planned for use in Phase I and 558,586 square meters of land planned for use on Phase II, which together representing approximately 60%, of the total site area for China Northeast Logistics City—Tieling. As of March 31, 2014, we received all land use rights for Phase I of our development. All the land has gone through auctions.

China Northeast Logistics City—Dezhou

We have received land use rights with respect to approximately 661,416 square meters of a total site area of approximately 7 million square meters planned for development for China Northeast Logistics City—Dezhou. We have obtained necessary land use rights certificates to conduct our current operations at China Northeast Logistics City—Dezhou. The land use rights obtained are for a period of 40 years commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

China Glorious City—Hengyang

We have received land use rights with respect to approximately 436,337 square meters of a total site area of approximately 2.7 million square meters planned for development for China Glorious City—Hengyang. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Hengyang. The land use rights obtained are for a period of ranging from 40 years for commercial land to 70 years for warehousing land, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

China Glorious City—Zhoukou

We have received land use rights with respect to approximately 414,192 square meters of a total site area of approximately 5.5 million square meters planned for development for China Glorious City—Zhoukou. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Zhoukou. The land use rights obtained are for commercial land and are for a period of 40 years, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

Under relevant PRC laws and regulations, idle land is subject to (a) payment of idle fees equivalent to 20% of the land grant fees paid for these parcels of land, or (b) in more serious cases, potential forfeiture.

Currently, none of our land has been designated as idle land by relevant PRC authorities, and we do not believe our land is subject to payment of any idle fees or forfeiture.

Sales and Marketing

As of March 31, 2014, we had a team of approximately 24, 51, 40 and 25 sales and marketing and customer services personnel located in Tieling City, Dezhou City, Hengyang City and Zhoukou City, respectively, who are responsible for the sales, leasing and marketing of the store units in the trade centers, residential and other properties. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

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

Lease Agreements

China Northeast Logistics City—Tieling

Overview

As of March 31, 2014, we had approximately 2,700 completed trade center units for lease at China Northeast Logistics City—Tieling. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of Phase I trade center units, we provided early tenants with preferential rental rates and rent-free periods of up to 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our Phase I trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2014, taking into account the above preferential terms, the average effective monthly rental rate for our Phase I trade center units is approximately RMB 73 per square meter annually (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business more efficiently and effectively, we have constructed and occupied the following properties at China Northeast Logistics City—Tieling as at March 31, 2014:

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

For the portion of Phase I of China Northeast Logistics City—Tieling that has been pre-sold/sold, average selling price increased by approximately 303% from HK$1,308 per square meter in the fiscal year ended March 31, 2013 to HK$5,273 per square meter in the fiscal year ended March 31, 2014. As of March 31, 2014, we have pre-sold/sold total GFA of approximately 308,000 square meters.

Sales of GFA increased by 1,485% from approximately 164 square meters in the fiscal year ended March 31, 2013 to 2,600 square meters in the fiscal year ended March 31, 2014.

China Northeast Logistics City—Dezhou

We have acquired land use rights for the first parcels of land from local Land Bureau with site area of approximately 602,386 and commenced construction in June 2011. GFA of approximately 236,000 square meters was completed during the fiscal year ended March 31, 2014 and GFA of approximately 225,000 square meters is still under construction.

For the GFA we have pre-sold/sold, average selling price increased by approximately 9% from HK$5,749 per square meter in the fiscal year ended March 31, 2013 to HK$6,267 per square meter in the fiscal year ended March 31, 2014. As of March 31, 2014, we have pre-sold/sold total GFA of approximately 221,000 square meters.

Sales of GFA decreased by 34% from approximately 47,000 square meters in the fiscal year ended March 31, 2013 to 31,000 square meters in the fiscal year ended March 31, 2014.

Our Corporate Information

Our principal executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., located at 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “ ” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ”, “NLC”, “ ” and “HYC” with the Trademark Office of the State Administration For Industry and Commerce of the PRC under various categories relating to metals, textiles, machines, electronics and many other categories. We are also the owner of the domain names of “nlc88.com”, “nlc86.com”, “ ..com” and “www.chinametrorural.com”.

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

Facilities

Our principal executive office, which is comprised of approximately 1,512 square feet pursuant to a lease that expires on March 16, 2017, and is staffed by management and office personnel.

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

Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhou, Shandong Province, PRC, which is comprised of approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee, and is staffed by management and office personnel.

Our China administrative office for China Glorious City—Hengyang is located at 4/F, Ren Fang Hotel, Shigu District, Hengyang, Hunan Province, PRC, which is comprised of approximately 1,000 square meters, and is staffed by management and office personnel.

Our China administrative office for China Glorious City—Zhoukou is located at East of 100 meters from Intersection of Taishan Road and Tengfei Road, Chuanhui District, Zhoukou, Henan Province, PRC, which is comprised of approximately 900 square meters, and is provided by local government on a rent-free basis, and is staffed by management and office personnel.

Our China administrative office for Shenzhen head office is located 21/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 564 square meters and is staffed by management and office personnel.

Legal Proceedings

As of March 31, 2014, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution, earthquake and acts of terrorism. As of March 31, 2014, we have not experienced any significant loss or damage to our properties.

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

According to Regulations for Guiding the Direction of Foreign Investment ( ) issued by the State Council on February 11, 2002, foreign investment projects must be examined, approved and submitted for record by development planning authorities or foreign trade and economic cooperation authorities, depending on the nature of the projects. Our PRC subsidiary, China Tieling Northeast, was examined and approved by the Tieling Municipal Bureau of Foreign Trade and Economic Cooperation and established on May 15, 2007, and it filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on September 1, 2009. Our PRC subsidiary, China Dezhou Northeast, was examined and approved by the Dezhou Bureau of Commerce and established on September 27, 2010, and it filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on August 11, 2011.

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

Under the Administrative Measures for the Verification and Approval and the Record-filing of Foreign Investment Projects ( ) issued by the National Development and Reform Commission on May 17, 2014, real estate projects under restricted industries and other restricted projects with a total investment (including increased investment) of less than US$50 million in the Catalogue of Industries for Guiding Foreign Investment shall be subject to the verification and approval of provincial governments.

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we acknowledge that China Tieling Northeast, China Dezhou Northeast and China Hengyang Glorious are treated as foreign investment real estate enterprises engaged in integrated logistics projects and are subject to the requirements imposed on such enterprises.

PRC law requires that a foreign investment project be approved by government authorities at the appropriate level depending on the amount of the investment by the foreign enterprise and the industries to which the project belongs under the foreign investment catalog. China Tieling Northeast has obtained approval from the Tieling Municipal Bureau of Foreign Trade and Economic Cooperation as a foreign investment enterprise and have subsequently received approval on two occasions to increase the investment capital to US$35.00 million. China Dezhou Northeast has obtained approval from the Dezhou Municipal Bureau of Foreign Trade and Economic Cooperation as a foreign investment enterprise with investment capital of US$49.90 million. China Hengyang Glorious has obtained approval from the Hengyang Municipal Bureau of Foreign Trade and Economic Cooperation as a foreign investment enterprise with investment capital of US$99.99 million.

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

Circular No. 50

The Notice of the Ministry of Commerce and the State Administration of Foreign Exchange on Further Strengthening and Regulating the Examination, Approval and Oversight of Foreign Direct Investment in the Real Estate Sector ( , ), or Circular No. 50, issued by the Ministry of Commerce and the State Administration of Foreign Exchange on May 23, 2007 may impact foreign investment in the PRC real estate industry in the following areas:

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

According to the Qualification Certificate Regulations, a newly established property developer must first apply for an interim qualification certificate within 30 days of obtaining its business license. The interim qualification certificate has a one-year validity and may be extended for not more than two years with the approval of the relevant real estate development administration authority. In addition, an application for a formal qualification certificate must be made one month before the expiration of the interim certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates.

On December 22, 2010, China Tieling Northeast obtained from the Liaoning Housing and Urban Rural Construction Bureau a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013 allowing China Tieling Northeast to undertake property development in the PRC. On April 17, 2014, this qualification certificate was renewed for a term until March 3, 2017. After the expiration of its current qualification certificate, China Tieling Northeast will need to renew this qualification certificate or apply for a qualification certificate in a higher grade.

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast expired on September 30, 2013, but the qualification certificate was then renewed until September 30, 2014. The interim qualification certificate of Dezhou Northeast City Property Co., Ltd. expired on June 30, 2013 but the qualification certificate was then renewed until June 30, 2014 and currently we have no plan to further renew its qualification certificate as it is currently inactive. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

The Hengyang Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Hengyang Glorious confirming that China Hengyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Hengyang Glorious will expire on January 23, 2015. Upon expiration of the interim qualification certificate, China Hengyang Glorious will be required to renew its qualification certificate.

Each of China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and China Hengyang Glorious has the requisite qualification certificates for engaging in their property development activities. China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and China Hengyang Glorious will apply to obtain the requisite qualification certificates for their properties planned for future development in Tieling City, Dezhou City and Hengyang City as required to conduct their operations.

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

Restrictions on the Sale of Commodity Properties

We (through our PRC subsidiaries China Tieling Northeast, China Dezhou Northeast, Dezhou Northeast City Property Co., Ltd. and China Hengyang Glorious) are treated by local authorities as a real estate developer focused on integrated logistics in Tieling, Dezhou and Hengyang, and, as such, is subject to certain PRC laws, regulations and policies otherwise applicable to property development enterprises, including the Commodity Premises Sale Measures.

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

Property Management

A property management enterprise shall apply for assessment of qualifications by the qualification approval authority. An enterprise which passes such a qualification assessment will be issued a qualification certificate evidencing the qualification classification by the authority. No enterprise may engage in property management without undertaking a qualification assessment and obtaining a qualification certificate. One of our subsidiaries, Tieling North Asia Property Management Co., Ltd., has obtained a property management qualification certificate under the classification grade III, which was issued by Tieling House Bureau on August 25, 2008. Another of our subsidiaries, Dezhou North Asia Property Management Co., Ltd., has obtained a property management qualification certificate under classification grade III, which was issued by Dezhou Property Management Center on January 5, 2013.

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

The Notice of the Ministry of Finance and the State Administration of Taxation on Including Railway Transport and Postal Services under the Pilot Program of Replacing Business Tax with Value-Added Tax ( ) was promulgated on December 12, 2013, came into effect on January 1, 2014 and was revised on April 29, 2014. Four regulations have been published accordingly, namely, Implementing Measures for the Pilot Program of Replacing Business Tax with Value-Added Tax ( ), or the Measures for Pilot Program, Provisions on Issues concerning the Pilot Program of Replacing Business Tax with Value-Added Tax ( ), Provisions on Transitional Policies concerning the Pilot Program of Replacing Business Tax with Value-Added Tax ( ), and Provisions on the Application of Zero-Rated Value-Added Tax and Value-Added Tax Exemption Policies to Taxable Services ( ).

Pursuant to the Measures for Pilot Program, entities and individuals engaged in the provision of transportation services, postal services and some of the modern services, or the Tax Payable Services shall be considered as value added taxpayers. The Tax Payable Services include land transport services, waterway transport services, air transport services, pipeline transport services, regular postal services, special postal services, other postal services, research and development services, information technology services, culture and creative services, logistic assistance services, rental services of movable tangible assets, assurance and consultation services, as well as radio and television services. The followings are the tax rates for value added tax: (i) 17% for taxpayers providing rental services of movable tangible assets; (ii) 11% for taxpayers providing transportation and postal services; (iii) 6% for taxpayers providing modern services (excluding the rental services of movable tangible assets); and (iv) 0% for the tax payable services clarified by the Ministry of Finance and State Administration of Taxation. Storage and other services provided by the Company may be subject to the policy of the transition from business tax to value-added tax.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries that engage in integrated logistics and trade center development activities are subject to land appreciation tax for properties sold. Land appreciation tax is levied on China Northeast by local tax authorities in accordance with the Interim Regulations on Land Appreciation Tax ( ), issued by the State Council on December 13, 1993 and as amended on January 8, 2011, which provides that all enterprises and individuals, domestic and foreign, who receive income as a result of a grant of state-owned land use rights are subject to payment of land appreciation tax. Land appreciation tax is levied upon the “appreciation value” of property upon sale or transfer, as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to land appreciation tax at progressive rates that range from 30% to 60%. On December 28, 2006, the State Administration of Taxation issued the LAT Notice, which came into effect on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating land appreciation tax and the time frame for settlement of land appreciation tax.

On May 19, 2010, the State Administration of Taxation issued a supplementary LAT Notice ( ) which clarifies the details of income confirmation and deduction items.

Value-Added Tax

Under PRC regulations which took effect on January 1, 2009, all units and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax at tax rates of between 13% and 17%, depending on the activities in which they engage. Tieling North Asia Development Co., Ltd. and China Tieling Northeast are also required to pay value-added tax under local regulations.

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

Transfer or Disposition of Our Shares

As we are not incorporated in the PRC, under the previous PRC law applicable prior to January 1, 2008, any transfer or disposition of shares of the Company by a non-PRC investor does not trigger PRC tax liabilities. However, if we are deemed a resident enterprise under the Enterprise Income Tax Law which took effect on January 1, 2008, any gain on transfer or disposition of shares of the Company will be subject to corporate income tax, unless otherwise exempted or reduced by PRC laws and regulations or in accordance with arrangements or treaties between the PRC Government and the government of any other jurisdiction where such non-PRC resident investor is registered.

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

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. There was no environmental compliance cost incurred for both fiscal years 2014 and 2013.

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2014, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

D. Property, Plants and Equipment

Property

Hong Kong

Headquarters. We entered into a tenancy agreement for a property at Suite 2204, 22nd Floor, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for a term of approximately three years commencing from March 21, 2011 to March, 2014, which comprised approximately 1,512 square feet. The tenancy agreement was renewed for a term of three years commencing from Mach 17, 2014 to March 16, 2017.

People’s Republic of China

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757 square meters, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters at China Northeast Logistics City—Tieling, Zuanshi Road, Xincheng District, Tieling City, Liaoning Province, PRC, which are staffed by management and office personnel. We have land use rights and building ownership rights for the buildings in which our China Northeast Logistics City—Tieling office and sales center are located. Our China administrative office for China Northeast Logistics City—Dezhou is located at Tianqu Industrial Zone, Decheng District, Dezhou, Shandong Province, PRC, which comprises approximately 1,200 square meters, and is provided by Tianqu Industrial Zone Committee. Our China administrative office for Shenzhen head office is located at 21/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 564 square meters and is staffed by management and office personnel. Our China administrative office for China Glorious City—Hengyang is located at 4/F, Ren Fang Hotel, Shigu District, Hengyang, Hunan Province, PRC, which is comprised of approximately 1,000 square meters, and is staffed by management and office personnel. Our China administrative office for China Glorious City—Zhoukou is located at East of 100 meters from Intersection of Taishan Road and Tengfei Road, Chuanhui District, Zhoukou, Henan Province, PRC, which is comprised of approximately 900 square meters, and is provided by local government on a rent-free basis, and is staffed by management and office personnel.

Properties for sale and lease. Phase I of China Northeast Logistics City—Tieling will cover a planned GFA of approximately 2.0 million square meters. As of March 31, 2014, construction of approximately 527,850 square meters of trade centers and residential properties were completed, out of which, approximately 304,000 square meters were sold; whereas among approximately 2,700 completed trade center units for lease, approximately 570 units were leased out. China Northeast Logistics City—Dezhou is expected to provide GFA of approximately 15.0 million square meters. As of March 31, 2014, construction of approximately 236,000 square meters of trade centers were completed, out of which, approximately 193,000 square meters were sold.

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

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE MKT with ticker symbol “MHJ”. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was dissolved and liquidated and the Company contractually assumed all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company and its subsidiaries (“the Group”) on August 25, 2009 with its ordinary shares being listed on the NYSE MKT as a non-United States domestic company. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

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

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2014 and 2013 and for the years ended March 31, 2014, 2013 and 2012.

Overview

At the end of the fiscal year ended March 31, 2014, the Group had two main business segments, our Agricultural Logistics Operation and Rural-Urban Migration and City Re-development Operation, which are presented as the continuing operations on the face of the consolidated income statements of the Group for the fiscal years ended March 31, 2014, 2013 and 2012.

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

The disposal of HKCFC and Qiqihar CFC, which resulted in Qiqihar Discontinued Operations. As a result of such discontinuation, the results of operations of Qiqihar Discontinued Operations have been presented as a single line item on the face of the consolidated income statement of the Group. We are now entirely focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers and rural-urban migration and city re-development business.

Critical Accounting Policies

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the consolidated financial statements and record the effect of any necessary adjustments.

We have identified certain accounting policies that involve subjective assumptions and estimates as well as complex judgments relating to certain accounting items. Set forth below are those accounting policies that we believe they involve the most significant estimates and judgments used in the preparation of our financial statements.

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

Revenue from servicing and assignments of development rights

In its rural-urban migration and city re-development business, the Company develops and sells residential, commercial and other auxiliary properties as well as services and assigns the development rights to independent third party developers on portions of land plots that have already been designated by the local government under the framework agreement for development by such independent third parties. In connection with servicing and providing the development rights to the independent third party developers through the Qiqihar Discontinued Operations, the Company agrees with the independent third party developers to construct certain “economical housing units” (i.e. housing units to be provided to the local government free of charge) on behalf of the third party developers as the local government requires all property developers to construct certain “economical housing units”.

In order for the independent third party developers to acquire land use rights within the land plots that have already been designated by the local government under the framework agreement, the Company is required to provide certain services by liaising between the local government and the independent third party developers to ensure the independent third party developers are able to secure the land use rights at a certain price. Once the independent third party developers have successfully secured the land use rights and the collectability of the related receivables is reasonably assured, the Company would recognize the related revenue for the services performed. With regards to the obligations of constructing the “economical housing units” by the Qiqihar Discontinued Operations, the Company would defer the related revenue which approximates the fair value of the “economical housing units” until the “economical housing units” are completely constructed and delivered to the local government.

As part of the aforementioned transaction, the Qiqihar Discontinued Operations would also provide certain financing to the independent third party developers, as necessary. Such financing is interest bearing and is repayable within one year.

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

Valuation of Properties

We state our investment properties, investment properties under construction and leasehold land and buildings at their fair value as non-current assets on our consolidated statements of financial position on the basis of valuations supported by a qualified independent professional valuer, Savills Valuation and Professional Services Limited. We provide the independent professional valuer with various information for the valuer to use as a basis for valuation. An analysis on the sensitivity of input used for the valuation is detailed in the consolidated financial statements of this Annual Report.

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

During the fiscal year ended March 31, 2014, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, HK$145,000 and HK$9,973,000, respectively. During the fiscal year ended March 31, 2013, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, HK$25,000 and HK$9,510,000, respectively. The amounts of external (construction costs only) and internal costs (salaries and other indirect expenses that are directly attributable to construction of properties) incurred and capitalized during the fiscal year ended March 31, 2014 and 2013 were:

	2014			2013
	Investment Properties	Investment properties under construction	Properties under development	Investment Properties	Investment properties under construction	Properties under development
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
External costs	—	10,165	347,710	—	255	379,117
Internal costs	—	377	13,722	—	46	12,459

	—	10,542	361,432	—	301	391,576

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

Impairment of long-lived assets

We conduct impairment review of assets when events or changes in circumstances indicate that their carrying amount may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is lower than the greater of its fair value less costs to sell or the value in use. In determining the value in use, we assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and the discount rate.

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

Derivative financial instruments

Derivative financial instruments issued by the Company comprise warrants that can be exercised to purchase share capital of the Company at the option of the holder and derivative component of convertible bonds. The number of shares to be purchased upon exercise of the warrants or conversion of convertible bonds does not vary with changes in their fair values. Derivative liabilities instruments are initially and subsequently measured at fair value through profit or loss and any gains or losses derived from its changes in fair values are recognized in the consolidated income statement unless the derivative financial liabilities are qualified for hedge accounting. Transaction costs attributable to the issue of derivative financial instruments are charged to the consolidated income statement during the period in which they are incurred. The fair values of derivative financial instruments were determined by management based in part on valuations performed by qualified independent professional valuers, Savills Valuation and Professional Services Limited and Intelliwise Engineering Advisory Corp. Ltd.. We provide the independent professional valuers with various information for the valuers to use as a basis for valuations. An analysis on the sensitivity of input used for the valuation is detailed in the consolidated financial statements of this Annual Report.

A. Operating Results

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2014, 2013 and 2012:

	2014	2013	2012
	HK$’000	HK$’000	HK$’000
Continuing operation:
Revenue	387,016	284,759	765,872
Cost of sales	(133,105)	(217,955)	(467,195)

Gross profit	253,911	66,804	298,677
Other income, net	16,685	67,535	61,363
Other gains/(losses), net	101,412	(69,617)	6,828
Selling expenses	(31,171)	(32,254)	(24,212)
Administrative expenses	(154,948)	(112,504)	(117,922)

Operating profit/(loss)	185,889	(80,036)	224,734
Finance income—net	10,492	4,384	389
Share of loss of an associate	(2,258)	(1,606)	(2,456)

Profit/(loss) before income tax	194,123	(77,258)	222,667
Income tax expenses	(86,839)	(35,746)	(90,202)

Profit/(loss) for the year from continuing operation	107,284	(113,004)	132,465
Discontinued operations:
Profit for the year from discontinued operations, net of tax	—	17,532	98,594

Profit/(loss) for the year	107,284	(95,472)	231,059

Attributable to:
Equity holders of the Company	104,331	(101,104)	208,986
Non-controlling interests	2,953	5,632	22,073

	107,284	(95,472)	231,059

Results of operations of Qiqihar Discontinued Operations

	2014	2013	2012
	HK$’000	HK$’000	HK$’000
Revenue	—	—	147,896
Cost of sales	—	—	(9,358)

Gross profit	—	—	138,538
Other income and gains, net	—	619	—
Expenses	—	(28,929)	(5,665)

Operating (loss)/profit	—	(28,310)	132,873
Finance income—net	—	8,009	238

(Loss)/profit before income tax	—	(20,301)	133,111
Income tax credits/(expenses)	—	5,355	(34,517)

(Loss)/profit for the year	—	(14,946)	98,594
Gain on disposal of discontinued operations	—	32,478	—

Profit for the year from Qiqihar Discontinued Operations	—	17,532	98,594

Attributable to:
Equity holders of the Company	—	17,532	98,594
Non-controlling interests	—	—	—

	—	17,532	98,594

Fiscal Year Ended March 31, 2014 Compared with Fiscal Year Ended March 31, 2013

Continuing Operation

Revenue

Our revenue increased by HK$102.2 million, or 35.9%, from HK$284.8 million for the fiscal year ended March 31, 2013 to HK$387.0 million for the fiscal year ended March 31, 2014.

	2014	2013	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	215.2	284.8	-24.4
Rural-Urban Migration and City Re-development Operation	171.8	—	100.0

	387.0	284.8	35.9

Agricultural Logistics Operation

Revenue in the fiscal year ended March 31, 2013 was approximately HK$284.8 million, which consisted primarily of sales of trade center units and supporting facilities of approximately HK$273.4 million. Revenue in the fiscal year ended March 31, 2014 was approximately HK$215.2 million, which consisted primarily of sales of trade center units were approximately HK$205.0 million. The change was attributable to a decrease in the sales of trade center units and supporting facilities. In fiscal year ended March 31, 2014, the sales of trade center units and supporting facilities with the number of units sold and gross floor area were approximately 380 units and approximately 34,000 square meters, which represented a decrease of approximately 28% and 28% as compared with the number of units sold and gross floor area were approximately 530 units and approximately 47,000 square meters, respectively. In the fiscal year ended March 31, 2014, our average selling price was HK$6,189 per square meter, which represented an increase of approximately 8% as compared with the average selling price of HK$5,733 per square meter in the fiscal year ended March 31, 2013. The remainder of revenue in the fiscal year ended March 31, 2014 represented rental income from leases of trade center units of approximately HK$4.8 million and property management fee income of approximately HK$5.4 million, while the remainder of revenue in the fiscal year ended March 31, 2013 represented rental income from leases of trade center units of approximately HK$5.0 million and property management fee income of approximately HK$6.4 million.

Rural-Urban Migration and City Re-development Operation

No revenue was generated in the fiscal year ended March 31, 2013. Revenue in the fiscal year ended March 31, 2014 was approximately HK$171.8 million which was attributable to revenue from servicing and assignments of development rights.

Cost of Sales

Our cost of sales decreased by HK$84.9 million or 38.9%, from HK$218.0 for the fiscal year ended March 31, 2013 to HK$133.1 million for the fiscal year ended March 31, 2014.

	2014	2013	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	133.1	218.0	38.9
Rural-Urban Migration and City Re-development Operation	—	—	0.0

	133.1	218.0	38.9

Agricultural Logistics Operation

In the fiscal year ended March 31, 2013, our cost of sales was approximately HK$218.0 million. In the fiscal year ended March 31, 2014, our cost of sales was approximately HK$133.1 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

Our gross profit increased by HK$187.1 million, or 280.1%, from HK$66.8 million for the fiscal year ended March 31, 2013 to HK$253.9 million for the fiscal year ended March 31, 2014. The gross profit margin, or gross profit as a percentage of total revenue, increased from 23.5% for the fiscal year ended March 31, 2013 to 65.6% for the fiscal year ended March 31, 2014. The increase was primarily due to no revenue was generated from Rural-Urban Migration and City Re-development Operation in the fiscal year ended March 31, 2013, which the operation has a higher gross profit margin than Agricultural Logistics Operation.

Agricultural Logistics Operation

Our gross profit increased by HK$15.3 million, or 22.9%, from HK$66.8 million for the fiscal year ended March 31, 2013 to HK$82.1 million for the fiscal year ended March 31, 2014. The gross profit margin, or gross profit as a percentage of total revenue, increased from 23.5% for the fiscal year ended March 31, 2013 to 38.2% for the fiscal year ended March 31, 2014. The increase in gross profit margin was primarily due to an increase in the average selling prices of the sales of trade center units and supporting facilities.

Rural-Urban Migration and City Re-development Operation

No gross profit was generated in the fiscal year ended March 31, 2013. In the fiscal year ended March 31, 2014, our gross profit was approximately HK$171.8 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 100% in the fiscal year ended March 31, 2014.

Other Income and Other Gains/(Losses), Net

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

In the fiscal year ended March 31, 2014, our other income and gains were approximately HK$118.1 million, primarily from government grants of approximately HK$16.1 million and a decrease in fair value of derivative components of convertible bonds and warrants of approximately HK$87.9 million.

Selling Expenses

Our selling expenses decreased by HK$1.0 million, or 3.1%, from HK$32.2 for the fiscal year ended March 31, 2013 to HK$31.2 million for the fiscal year ended March 31, 2014.

	2014	2013	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	28.9	32.2	-10.2
Rural-Urban Migration and City Re-development Operation	2.3	—	100.0

	31.2	32.2	-3.1

Agricultural Logistics Operation

Our selling expenses decreased by HK$3.3 million, or 10.2%, from HK$32.2 million for the fiscal year ended March 31, 2013 to HK$28.9 million for the fiscal year ended March 31, 2014. The decrease in selling expenses was primarily due to a decrease in advertising expenses of approximately of HK$1.1 million. As a percentage of revenue, selling expenses increased from 11.3% for the fiscal year ended March 31, 2013 to 13.4% for the fiscal year ended March 31, 2014. The increase was primarily attributable to new sales campaign initiated in China Northeast Logistics City—Dezhou.

Rural-Urban Migration and City Re-development Operation

No selling expenses were generated in the fiscal year ended March 31, 2013. In the fiscal year ended March 31, 2014, our selling expenses were approximately HK$2.3 million. As a percentage of revenue selling expenses increased from nil for the fiscal year ended March 31, 2013 to 1.3% for the fiscal year ended March 31, 2014. The increase was due to the commencement of China Glorious City—Hengyang during the current year.

Administrative Expenses

Our administrative expenses of HK$154.9 million for the year ended March 31, 2014 was comprised of HK$128.9 million (2013: HK$102.3 million) from Agricultural Logistics Operation, HK$13.6 million (2013: Nil) from Rural-Urban Migration and City Re-development Operation and HK$12.4 million (2013: HK$10.2 million) from corporate expenses. Administrative expenses increased by approximately HK$42.4 million, or 37.7%, from approximately HK$112.5 million in the fiscal year ended March 31, 2013 to approximately HK$154.9 million in the fiscal year ended March 31, 2014. The increase in our administrative expenses was a result of an increase of HK$26.6 million in Agricultural Logistics Operation, an increase of HK$13.6 million in Rural-Urban Migration and City Re-development Operation and an increase of HK$2.2 million in corporate expenses. The increase in corporate expenses was primarily due to an increase in audit and consultancy fees of approximately HK$0.9 million and an increase in directors’ remuneration of approximately HK$1.1 million.

	2014	2013	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	128.9	102.3	26.0
Rural-Urban Migration and City Re-development Operation	13.6	—	100.0

	142.5	102.3	39.3

Agricultural Logistics Operation

Administrative expenses increased by approximately HK$26.6 million, or 26.0%, from approximately HK$102.3 million in the fiscal year ended March 31, 2013 to approximately HK$128.9 million. The increase in administrative expenses was primarily due to an increase in impairment of trade and other receivables of HK$45.1 million, which was offset in part by a decrease in land use tax of approximately HK$7.5 million and a decrease in consultancy fee of approximately HK$9.0 million.

Rural-Urban Migration and City Re-development Operation

No administrative expenses were generated in the fiscal year ended March 31, 2013. In the fiscal year ended March 31, 2014, our administrative expenses were approximately HK$13.6 million.

Net Finance Income/(Costs)

In the fiscal year ended March 31, 2013, we received interest income from bank deposits of approximately HK$0.9 million and interest income on other receivables of approximately HK$16.1 million. In the fiscal year ended March 31, 2014, we received interest income from bank deposits of approximately HK$0.7 million and interest income on other receivables of approximately HK$26.7 million.

In the fiscal year ended March 31, 2014, we incurred interest expense of approximately HK$212.6 million, out of which HK$195.7 million was capitalized in properties under development and investment properties under development and the rest of HK$16.9 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2013, we incurred interest expense of approximately HK$144.9 million, out of which HK$132.3 million was capitalized in properties under development and investment properties under development and the rest of HK$12.6 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2014, our weighted average borrowings and weighted average interest rate were approximately HK$1,304.6 million and 16.3% per annum (2013: approximately HK$783.2 million and 18.5% per annum), respectively.

Profit Before Income Tax From Continuing Operation

As a result of the foregoing, we had a profit before income tax from continuing operation of approximately HK$194.1 million in the fiscal year ended March 31, 2014. In the fiscal year ended March 31, 2013, we had a loss before income tax from continuing operation of approximately HK$77.3 million.

Taxation

In the fiscal year ended March 31, 2014, our income tax expenses of HK$86.8 million consisted of net current income tax expenses of HK$83.3 million and deferred tax expense, arising from fair value gain on investment properties, of HK$3.5 million. In the fiscal year ended March 31, 2013, our income tax expense of HK$35.7 million consisted of net current income tax expenses of HK$36.4 million and deferred tax expense, arising from fair value gain on investment properties, of HK$1.5 million and over-provision for PRC land appreciation tax of HK$2.2 million.

In fiscal year ended March 31, 2014, the effective tax rate was positive 44.7%. In fiscal year ended March 31, 2013, the effective tax rate was negative 46.3%.

Profit/(loss) for the Year From Continuing Operation

In the fiscal year ended March 31, 2014, we generated a net profit from continuing operation of approximately HK$107.3 million. In the fiscal year ended March 31, 2013, we had a net loss from continuing operation of approximately HK$113.0 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2014 and 2013, profit from continuing operation attributable to non-controlling interests was approximately HK$3.0 million and HK$5.6 million, respectively.

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

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal year ended March 31, 2013, we financed our operations primarily through internally generated funds, bank and other borrowings and financing through capital markets. For the fiscal year ended March 31, 2014, we financed our operations primarily through internally generated funds and bank and other borrowings and financing through capital markets. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2015 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

As detailed in “Item 7.B CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”, the Company issued certain convertible bonds in 2012 where under the terms of the Bonds, the Company undertakes to comply with financial covenants as follows:

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

The Company obtained a waiver from the holders of the Bonds in prior years in respect of any non-compliance of the above covenants for the fiscal years ended March 31, 2013 and 2014 confirming there is no breach of covenants for the years ended March 2013 and 2014. No waiver has been obtained for subsequent periods as of July 1, 2014 as it is uncertain as to whether a waiver is required.

The Company also issued convertible bonds in December 2013, January 2014 and March 2014 that do not include financial covenants.

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

As of March 31, 2013 and 2014, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$1,000.8 million and HK$1,399.7 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou that were completed and changes in the amount of construction fee payables and bank and other borrowings related to the development of China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang and China Glorious City—Zhoukou.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2014	2013	2012
	HK$ in Thousands
Net cash used in operating activities	(949,988)	(27,360)	(280,388)
Net cash used in investing activities	(14,972)	(219,953)	(52,497)
Net cash generated from financing activities	746,807	267,495	516,016

Net (decrease)/increase in cash and cash equivalents	(218,153)	20,182	183,131
Effect of foreign exchange rate changes on cash and cash equivalents, net	(194)	779	3,519
Cash and cash equivalents at the beginning of the year	364,539	343,578	156,928

Cash and cash equivalents at the end of the year	146,192	364,539	343,578

Cash Flow Used in Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and revenue from servicing and assignments of development rights in our Rural-Urban Migration and City Re-development Operation.

In the fiscal year ended March 31, 2014, net cash used in operating activities was HK$950.0 million, which consisted of operating cash inflow before changes in working capital of HK$138.6 million, cash outflow of net interest and tax of HK$149.0 million and working capital cash outflow of HK$939.6 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$361.4 million, additions to land use rights of HK$885.4 million, deposits paid for acquisition of land use rights of HK$665.3 million and a decrease in receipt in advance of HK$10.0 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$115.2 million, a decrease in trade and other receivables of HK$98.8 million, an increase in trade payables, other payables and accruals of HK$196.7 million and refund of payments from acquisition of land use rights of HK$571.8 million. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The decrease in receipts in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

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

Cash Flow Used in Investing Activities

In the fiscal year ended March 31, 2014, our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2014, net cash used in investing activities was HK$15.0 million, which primarily consisted of cash outflow of HK$15.0 million resulting from the purchase of property, plant and equipment and additions to investment properties under construction. In the fiscal year ended March 31, 2013, net cash used in investing activities was HK$220.0 million, which primarily consisted of cash outflow of HK$222.0 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction, purchase of marketable securities and cash disposed as a result of disposal of subsidiaries. In the fiscal year ended March 31, 2012, net cash used in investing activities was HK$52.5 million, which primarily consisted of cash outflow of HK$52.5 million resulting from the purchase of property, plant and equipment and additions to investment properties under construction.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from placement of convertible bonds and bank and other borrowings. In the fiscal year ended March 31, 2014, net cash generated from financing activities was HK$746.8 million, consisted of cash outflow of HK$375.3 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$1,122.1 million resulting from proceeds from new bank and other loans and placement of convertible bonds. In the fiscal year ended March 31, 2013, net cash generated from financing activities was HK$267.5 million, consisted of cash outflow of HK$742.0 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$1,009.5 million resulting from proceeds from new bank and other loans and placement of convertible bonds. In the fiscal year ended March 31, 2012, net cash generated from financing activities was HK$516.0 million, consisted of cash outflow of HK$873.2 million resulting from repayment of bank and other borrowings, partially offset by cash inflow of HK$1,389.2 million resulting from proceeds from new bank and other loans, contribution from a non-controlling interests of a subsidiary, a decrease in restricted and pledged bank deposits and placement of shares and warrants.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2013 to March 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of March 31, 2014, our contractual obligations amounted to approximately HK$3,085.5 million. The following table sets forth our contractual obligations as of March 31, 2014.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
	(HK$ in thousands)
Debt obligations	1,165,952	720,843	386,309	58,800
Convertible bonds	702,000	—	702,000	—
Interest on debt obligations	624,038	147,045	476,993	—
Capital commitment obligations (1)	588,723	588,723	—	—
Operating lease obligations	4,806	1,678	3,128	—

Total	3,085,519	1,458,289	1,568,430	58,800

(1)	Capital commitment obligations represented capital injection in respect of investment in subsidiary in the PRC of approximately HK$12.6 million and capital expenditures in relation to the construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements of approximately HK$576.1 million.

Item 6.	Directors, Senior Management and Employees

Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Sio Kam Seng	Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Ho Min Sang	Director

Mr. Su Shaobin	Director

Ms. Leung Wai Yan	Director

Mr. Hui Wan Fai, Eddie	Director

Mr. Lai Chau Ming, Matthew	Director

Mr. Wong Gee Hang, Henry	Director

Mr. Tsui King Chung, Francis	Director

Mr. Yuen Ka Lok, Ernest	Director

Information Regarding Executive Officers

The following table sets forth the executive officers of the Company. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Sio Kam Seng	Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer

Mr. Cheng Tai Po	Vice Chairman of the Board

Mr. Lung Hei Man, Alex	Deputy Chief Financial Officer

Business Experience of Directors and Executive Officers

Mr. SIO Kam Seng has served as Chairman of the Board and Chief Executive Officer of the Company since August 25, 2011, and Acting Chief Financial Officer since July 19, 2013. Mr. Sio served as Vice Chairman of the Board and Chief Executive Officer of the Company from March 22, 2010 until August 25, 2011. Mr. Sio has served as Chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management from Queen’s University of Brighton and a Master of Business Administration degree from the University of Wales. He is a member of Institute of Public Accountants, a member of Institute of Certified Management Accountants, a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is a Certified Management Accountant of Australia and is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2009 and has remained as its director since then.

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

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over 17 years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of DMC Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

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

B. Executive Compensation

For fiscal year ended March 31, 2014, the Company or its subsidiaries paid an aggregate of US$0.5 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$2,000 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of ten members as of July 1, 2014.

We are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain corporate governance requirements, including the requirement that a majority of the board of directors be independent.

We have determined that four of the members of the board of directors, Mr. Lai Chau Ming, Matthew, Mr. Wong Gee Hang, Henry, Mr. Tsui King Chung, Francis, and Mr. Yuen Ka Lok, Ernest, are “independent” within the meaning of Section 803A of the NYSE MKT Company Guide and Rule 10A-3 under the Exchange Act. We are not required to have a board of directors comprising a majority of independent directors under the NYSE MKT rules applicable to us.

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

The audit committee held 3 meetings and acted by unanimous written consent on 4 occasions during the fiscal year ended March 31, 2013 and 2 meetings and acted by unanimous written consent on 3 occasions during the fiscal year ended March 31, 2014.

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

With respect to the fiscal year ended March 31, 2014, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2014;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2014 be included in our Annual Report on Form 20-F for the year ended March 31, 2014.

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

During the fiscal year ended March 31, 2014, 1 unanimous written consent was adopted by the compensation committee.

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

During the fiscal year ended March 31, 2014, the nominating committee adopted 1 unanimous written consent.

The board of directors has determined that each member of the nominating committee satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. The nominating committee will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates to the board of directors. The name of any recommended candidate for being director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before July 28, 2015, the first anniversary of the mailing date of our proxy statement for our 2014 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2014, our board of directors held 4 meetings and acted by unanimous written consent on 5 occasions.

Six of our directors attended our 2013 annual meeting of shareholders held at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

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

D. Employees

As of March 31, 2014, the Company and all of its direct and indirect subsidiaries had a total of approximately 462 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2014.

	Hong Kong	PRC	Total
Senior management	2	29	31
Marketing and sales	—	144	144
Purchasing	—	8	8
Finance and accounting	2	32	34
Legal and Compliance	1	13	14
Construction	—	62	62
Human resources and administration	—	70	70
Property management	—	94	94
Information technology	—	5	5

Total	5	457	462

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

As of March 31, 2014, 5 of our management and employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2012, 2013 and 2014 was approximately US$301,000 (or HK$2,344,000), US$392,000 (or HK$3,056,000) and US$418,000 (or HK$3,261,000) respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.A.	Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2014.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kind United Holdings Limited (3)(4)	37,338,104	50.77%
Willis Plus Limited (3)(4)	61,499,028	45.54%
Ampleton Developments Limited	5,744,323	7.81%
Luck Merit Holdings Limited	5,744,323	7.81%
Zhong Ying Limited (5)	5,900,000	8.02%
Mr. Cheng Chung Hing, Ricky (3)	116,119,915	79.22%
Mr. Leung Moon Lam (4)	98,837,132	73.19%
Mr. Lin Xianfu	7,692,306	9.47%
Mr. Sio Kam Seng	—	—
Mr. Cheng Tai Po	—	—
Mr. Ho Min Sang	5,222,661	7.10%
Mr. Su Shaobin (5)	5,900,000	8.02%
Ms. Leung Wai Yan	—	—
Mr. Hui Wan Fai, Eddie	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (11 persons)	11,122,661	15.12%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

(2)	Represents our ordinary shares held. As of July 1, 2014, we had 73,543,782 ordinary shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days except as indicated in individual footnotes. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2014. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 37,338,104 ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010. Mr. Cheng owns 70% of the outstanding shares of Willis Plus Limited. As a result, Mr. Cheng may be deemed to be the beneficial owner of the 61,499,028 ordinary shares of the Company beneficially owned by Willis Plus Limited which consists of 55,499,028 ordinary shares issuable pursuant to convertible bonds convertible within 60 days of July 1, 2014 and 6,000,000 ordinary shares issuable pursuant to warrants exercisable within 60 days of July 1, 2014. Mr. Cheng owns US$15 million of our 10% convertible bonds due 2016 (“2016 Bonds”). As a result, Mr. Cheng Chung Hing may be deemed to be the beneficial owner of 11,538,460 ordinary shares issuable pursuant to 2016 Bonds convertible within 60 days of July 1, 2014. Mr. Cheng Chung Hing, Ricky also personally owns 5,744,323 ordinary shares since December 4, 2013.
(4)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the ordinary shares of the Company issued to Kind United Holdings Ltd. upon completion of the Merger on March 22, 2010. Mr. Leung Moon Lam, owns 30% of the outstanding shares of Willis Plus Limited. As a result, Mr. Leung Moon Lam, may be deemed to be the beneficial owner of the 61,499,028 ordinary shares of the Company beneficially owned by Willis Plus Limited which consists of 55,499,028 ordinary shares issuable pursuant to convertible bonds convertible within 60 days of July 1, 2014 and 6,000,000 ordinary shares issuable pursuant to warrants exercisable within 60 days of July 1, 2014.
(5)	Zhong Ying Limited holds directly 5,900,000 ordinary shares of the Company. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 5,900,000 ordinary shares of the Company beneficially owned by Zhong Ying Limited.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2014, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited (3)	100,000	100%
Mr. Cheng Chung Hing, Ricky (3)	100,000	100%
Mr. Cheng Tai Po (3)	100,000	100%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	—	—
Mr. Su Shaobin	—	—
Ms. Leung Wai Yan	—	—
Mr. Hui Wan Fai, Eddie	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (11 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2014, we had 100,000 preferred shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2014. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The preferred shares were issued to Cafoong Limited on August 25, 2009.

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

Prior to the issuance of the Bonds and CB Warrants, we originally sought the investment directly from PAG. In the negotiation process, PAG demanded the personal guarantee from our majority shareholders, including, Mr. Cheng Chung Hing (“Mr. Cheng”) and Mr. Leung Moon Lam (“Mr. Leung”, together with Mr. Cheng, the “Majority Shareholders”) and sought collateral from them. As a result of that dialogue, the Majority Shareholders sought consideration from PAG and us in connection with the guarantee and security requested by PAG. The net result was that PAG would make a US$60,000,000 loan to the Investor and the Investor would use the loan proceeds to purchase the Bonds and CB Warrants. Under this arrangement, PAG is entitled to receive 20% of any gross return realized by the Investor on the Bonds and CB Warrants, net of certain permitted expenses, that is in excess of 21% per annum internal rate of return payable on the PAG bond.

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

On October 15, 2012, we, through our subsidiary, entered into an agreement for the disposition of 100% of our equity interest in China Focus City (H.K.) Holdings Limited and 75% of our equity interest in Qiqihar China Focus City Holdings (Group) Co. Ltd. (“Qiqihar CFC”) to Run Xing Investments Limited and Honour Noble Holdings Limited (collectively the “Purchasers”) (collectively the “Sale”). Pursuant to the agreement, we, through our subsidiaries, are to receive considerations of RMB150,000,000 plus an amount of RMB85,595,967, representing certain post-tax profits arising from Qiqihar CFC prior to the Sale, and interest on the pre-tax balance of such amount calculated from July 28, 2012 through the date of payment. In addition, the Purchasers are to enter into a legally binding guaranty with respect to our remaining 25% interest in Qiqihar CFC that we will receive (X) a pre-tax 21% fixed annual return of our remaining 25% interest in Qiqihar CFC, (equal to RMB10,500,000) beginning October 15, 2013 and (Y) RMB50,000,000 on or before October 14, 2013.

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

On December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued an aggregate amount of US$30,000,000, 10 per cent convertible bonds (the “2016 Bonds” or “2016 CBs”) due 2016 convertible into ordinary shares of the Company in a private placement, where US$15,000,000 of which was issued to one of its major shareholders, Mr. Cheng Chung Hing and the remainder to certain independent third parties and an existing shareholder. Interest is payable on the principal amount of the 2016 Bonds semi-annually.

All (but not less than all) of the principal amounts of the 2016 CBs of each of the investors will be convertible into ordinary shares of the Company at an initial conversion price per Ordinary Share equal to US$1.30. The 2016 CBs are convertible during their entire tenure. Based on such initial conversion price, 23,076,919 of the Company’s ordinary shares are issuable upon conversion of the 2016 CBs.

Under the terms of the 2016 CBs, the Investors has the right to put back the 2016 CBs to the Company after 18 months of the date of issue of the 2016 CBs at an amount equal to 100 percent of the principal amounts outstanding of the 2016 CBs to be repaid with accrued but unpaid interest. The 2016 CBs will have limited anti-dilution protection, which will include adjustments for consolidation, subdivision or reclassification.

The board and the Audit Committee of the Company are of the opinion that the issuance of the 2016 CBs is in the best interests of the Company and its shareholders as a whole and the board and Audit Committee each approved the issuance of the 2016 CBs on December 9, 2013.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and Proficient Success Limited. As of March 31, 2014, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,448,116,976 of the 6,907,114,000 outstanding shares of China South City Holdings Limited, or China South City. China South City is a leading developer and operator of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers and distributors of raw materials and finished products. It sells and leases trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro-Rural Limited and some of its subsidiaries, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Differences between China Northeast Logistics Cities and China South City

We believe China Northeast Logistics Cities and China South City can be differentiated for a number of reasons. First, China South City is located in Shenzhen, Guangdong Province, Nanchang, Jiangxi Province, Nanning, Guangxi Zhuang Autonomous Region, Xian, Shaanxi Province, Harbin, Heilongjiang Province and Zhengzhou, Henan Province, Hefei, Anhui Province, Chongqing Municipality and attracts clientele from these regions. In addition, China South City and China Northeast Logistics Cities were established at different times with a focus on different industry sectors. The products offered by, and the occupants of, China Northeast Logistics Cities are distinctively different from those of China South City. Also, the PRC subsidiaries of China South City has entered into master agreements and/or project agreements with local government in Shenzhen, Guangdong Province, Nanchang, Jiangxi Province, Nanning, Guangxi Zhuang Autonomous Region, Xian, Shaanxi Province, Harbin, Heilongjiang Province and Zhengzhou, Henan Province, Hefei, Anhui Province and Chongqing Municipality that set out each party’s commitments and expectations and a proposed framework for these integrated logistics and trade center developments. On the other hand, our PRC subsidiaries have not entered into a master plan or agreement with government agencies, which gives China Northeast Logistics Cities more flexibility.

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

On June 1, 2012, Shenzhen Northeast Logistics City Co., Ltd., an indirect wholly-owned subsidiary of ours, entered into a rental agreement with China South International Industrial Materials City (Shenzhen) Co., Ltd., a wholly-owned subsidiary of China South City Holdings Limited, pursuant to which Shenzhen Northeast Logistics City Co., Ltd. agreed to lease from China South International Industrial Materials City (Shenzhen) Co., Ltd. an office premises located at 21/F, Global Logistics Center, Pinghu, Shenzhen, the PRC owned by China South International Industrial Materials City (Shenzhen) Co., Ltd. for a term of two years from June 1, 2012 to May 31, 2014 with monthly rental and management fee of RMB22,563 per month and RMB4,514 per month, respectively. Shenzhen Northeast Logistics City Co., Ltd. is entitled to a rent-free period from June 1, 2012 to August 31, 2012. During the fiscal year ended March 31, 2014, Shenzhen Northeast Logistics City Co., Ltd. paid and payable to China South International Industrial Materials City (Shenzhen) Co., Ltd. approximately HK$367,000 (RMB291,000) (inclusive of rental rates and management fees, an amount less than the threshold of our related party transaction policy) pursuant to the terms of this rental agreement.

On November 14, 2013, China Dezhou Northeast, an indirect non wholly-owned subsidiary of ours, entered into a design contract with Shenzhen Huanuo Architecture Planning and Design Institute Company Limited, a wholly-owned subsidiary of China South City Holdings Limited, pursuant which Shenzhen Huanuo Architecture Planning and Design Institute Company Limited agreed to provide various design services, including facade design proposals and interior design of certain trade centers and administrative offices of Northeast Logistics City –Dezhou, with a total contract sum of RMB890,000. During the fiscal year ended March 31, 2014, China Dezhou Northeast paid and payable to Shenzhen Huanuo Architecture Planning and Design Institute Company Limited approximately HK$1,121,000 (RMB890,000) pursuant to the terms of this design contract.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this Annual Report.

Legal Proceedings

As of March 31, 2014 we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

The following table sets forth, for the periods indicated, the high and low share prices (in U.S.$) for our ordinary shares from April 1, 2009 to March 31, 2014 on the NYSE MKT.

	High	Low
Yearly Highs and Lows for the Year Ended March 31,
2014	2.88	0.90
2013	1.56	0.50
2012	5.65	0.72
2011	5.84	1.72
2010	4.46	1.70

Quarterly Highs and Lows
2014
First Quarter (April-June 2013)	1.38	1.20
Second Quarter (July-September 2013)	1.40	0.99
Third Quarter (October-December 2013)	2.88	0.90
Fourth Quarter (January-March 2014)	1.34	0.90

2013
First Quarter (April-June 2012)	1.28	0.50
Second Quarter (July-September 2012)	1.14	0.71
Third Quarter (October-December 2012)	1.04	0.74
Fourth Quarter (January-March 2013)	1.56	0.80

Monthly Highs and Lows
January 2014	1.16	0.90
February 2014	1.10	0.90
March 2014	1.34	0.92
April 2014	1.06	0.90
May 2014	1.05	0.72
June 2014	1.00	0.88

Item 10.	Additional Information.

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

Preferred Shares

Dividends

The holders of preferred shares are entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, a dividend per share equal to any dividends per share declared on shares of our ordinary shares. Dividends on the preferred shares shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the ordinary shares with respect to the same dividend period. The right to such dividends on preferred shares is not cumulative, and no rights accrue to the holders of such shares by reason of the board’s failure to pay or declare and set apart dividends thereon.

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

Convertible Bonds—December 2013, January 2014 and March 2014

General

On December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued an aggregate amount of US$30,000,000, 10 per cent convertible bonds (the “2016 Bonds” or “2016 CBs”) due 2016 convertible into ordinary shares of the Company in a private placement, where US$15,000,000 of which was issued to one of its major shareholders, Mr. Cheng Chung Hing and the remainder to certain independent third parties and an existing shareholder. Interest is payable on the principal amount of the 2016 Bonds semi-annually.

Conversion Price of Bonds

All (but not less than all) of the principal amounts of the 2016 CBs of each of the investors will be convertible into ordinary shares of the Company at an initial conversion price per Ordinary Share equal to US$1.30. The 2016 CBs are convertible during their entire tenure. Based on such initial conversion price, 23,076,919 of the Company’s ordinary shares are issuable upon conversion of the 2016 CBs, representing approximately 31.38% of the total issued share capital of the Company and approximately 23.88% of the total issued share capital of the Company as enlarged by such issue and assuming no existing warrants of the Company are exercised and no further issue of shares.

Company Covenants and Investor Put Right

Under the terms of the 2016 CBs, the Investors has the right to put back the 2016 CBs to the Company after 18 months of the date of issue of the 2016 CBs at an amount equal to 100 percent of the principal amounts outstanding of the 2016 CBs to be repaid with accrued but unpaid interest. The 2016 CBs will have limited anti-dilution protection, which will include adjustments for consolidation, subdivision or reclassification.

Anti-dilution protection

The 2016 Bonds will have limited anti-dilution protection, which will include adjustments for consolidation, reclassification or subdivision.

Listing of Shares

The ordinary shares underlying the 2016 Bonds have been listed on the NYSE MKT.

Affiliate Transaction

Mr. Cheng Chung Hing is our affiliate by his deemed beneficial ownership of over 50% of our issued and outstanding ordinary shares through Kind United Holdings Limited and himself personally. Accordingly, the issuance of the 2016 Bonds constitutes a transaction with our affiliate (the “2016 Affiliate Transaction”) which is subject to, amongst other things, the review and approval of our board of the Company and our Audit Committee.

Our board and our Audit Committee are of the opinion that the 2016 Affiliate Transaction is in our best interests and our shareholders as a whole and our board and our Audit Committee each approved the 2016 Affiliate Transaction on December 9, 2013.

Rights as a Shareholder

Except as otherwise provided in the 2016 Bonds or by virtue of such holder’s ownership of our ordinary shares, a holder of a 2016 Bond does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, unless the holder has converted the 2016 Bonds.

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

The Bonds are jointly and severally guaranteed by M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited, China Metro-Rural Development Limited, China Glorious City Development Limited, China Glorious City Construction Limited, China Glorious City Investments Limited, China Glorious City Strategic Limited, China Glorious City (No.1) Limited, China Glorious City (No.2) Limited, China Glorious City (No.3) Limited, China Glorious City (No.4) Limited, China Glorious City (No.5) Limited, China Glorious City No.1 Limited, China Glorious City No.2 Limited, China Glorious City No.3 Limited, China Glorious City No.4 Limited and China Glorious City No.5 Limited (the “Subsidiary Guarantors”, being our non-PRC subsidiaries) and secured by share pledges over the issued share capital of the Subsidiary Guarantors that we own.

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

Warrants to Purchase Ordinary Shares—May 2011

General

We issued warrants on May 11, 2011, pursuant to a warrant agency agreement. The warrants are exercisable at any time upon issuance until the date that is three years after their issuance, or May 10, 2014. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the warrant agent a duly executed exercise notice accompanied by payment in full for the number of our ordinary purchased upon such exercise. No fractional ordinary shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the market value of an ordinary share. The warrants expired on May 10, 2014 and none of the warrants were exercised.

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

Exercise Price

Each warrant issued in May 2011 represents the right to purchase ordinary shares at an exercise price equal to US$3.456 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain dividends and share distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The exercise price is also subject to broad-based weighted average anti-dilution adjustments in the event that we issue shares in the future at a per share price below the exercise price of the warrants, subject to customary exclusions from anti-dilution adjustments. On August 16, 2011, we informed the warrant holders that the exercise price of the warrants was adjusted from US$3.456 per ordinary shares to US$3.318 pursuant to Section 2(c) of the Warrant to Purchase Ordinary Shares, as a result of two private placements by the Company, which were closed on August 2, 2011 and August 16, 2011 with an aggregate of 7,900,000 ordinary shares issued at US$2.50 per ordinary share and 5,900,000 warrants issued where each warrant entitles the holder to purchase 1 ordinary share of the Company at an exercise price of US$2.875 per ordinary share upon exercise. On August 20, 2012, we informed the warrant holders that the exercise price of the warrants was adjusted to US$1.959 pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, as a result of the August 2012 issuance of US$60 million Bonds discussed above with a initial conversion price of US$1.0811 per Ordinary Share and the CB Warrants to purchase 6 million Ordinary Shares at an exercise price of US$1.2973 per Ordinary Share. The Adjustment was effective from August 15, 2012. On December 23, 2013, January 27, 2014 and March 20, 2014, we further informed the warrant holders that the exercise price of the warrants were adjusted to US$1.8929, US$1.873 and US$1.836, respectively, pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, and were effective from December 20, 2013, January 27, 2014 and March 20, 2014, respectively.

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

On July 24, 2012, we entered into certain agreements in connection with the issuance of US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) and 6,000,000 warrants to purchase Ordinary Shares (the “CB Warrants”) in a private placement to the Investor . The Investor is a special purpose entity owned by our Majority Shareholders. The Investor borrowed the funds used to purchase the Bonds from PAG. The use of proceeds is intended for project development costs for several property development projects in mainland China.

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

On May 8, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC under which ICBC extended an RMB80,000,000 loan to China Hengyang Glorious. The term of the loan is from date of drawn down (May 9, 2013) to April 25, 2014.

On June 21, 2013, one of our subsidiaries, China Dezhou Northeast, entered into an RMB loan contract with AVIC Trust Co., Ltd. under which AVIC Trust Co., Ltd. extended an RMB250,000,000 loan to China Dezhou Northeast. The term of the loan is from date of drawn down (June 21, 2013) to June 21, 2014.

On June 26, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC under which ICBC extended an RMB20,000,000 loan to China Hengyang Glorious. The term of the loan is from date of drawn down (July 8, 2013) to April 25, 2014.

On July 1, 2013, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an RMB10,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (July 1, 2013) to June 30, 2014.

On October 24, 2013, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an RMB50,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (November 12, 2014) to October 21, 2016.

On November 19, 2013, the Company entered into an US$ loan contracts with various independent third parties and an existing shareholder, under which these parties extended an aggregate amounts of US$10,000,000 to the Company. The term of these loans is from November 19, 2013 to November 18, 2014. These loans were obtained by the Company as transitional loans for the purpose of the 2016 Bonds and all of these loans were subsequently repaid in form of the 2016 Bonds in December 2013.

On November 20, 2013, the Company entered into an US$ loan contracts with one of its major shareholders, under which the major shareholder extended an amount of US$5,000,000 to the Company. The term of this loan is from November 20, 2013 to November 19, 2014. This loan was obtained by the Company as transitional loan for the purpose of the 2016 Bonds and the loan was subsequently repaid in form of the 2016 Bonds in December 2013.

On November 21, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC under which ICBC extended an RMB150,000,000 loan to China Hengyang Glorious. The term of the loan is from date of drawn down (November 21, 2013) to November 6, 2014.

On November 21, 2013, the Company entered into a HKD loan agreement with an independent third party, under which this third party extended an amount of HK$120,000,000 loan to China Metro-Rural Holdings Limited. The term of this loan is from November 21, 2013 to November 20, 2014. The loan is unsecured, interest bearing at 20% per annum.

On December 20, 2013 and March 20, 2014, the Company issued an aggregate amount of US$15,000,000, 10 per cent convertible bonds (the “2016 Bonds” or “2016 CBs”) due 2016 convertible into ordinary shares of the Company in a private placement to one of its major shareholders, Mr. Cheng Chung Hing.

On December 20, 2013 and January 27, 2014, the Company issued an additional aggregate amount of US$15,000,000 of 2016 Bonds in a private placement to independent third parties and an existing shareholder.

On March 17, 2014, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an RMB15,000,000 loan to China Tieling Northeast. The term of the loan is from date of drawn down (April 3, 2014) to March 16, 2015.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein and have not obtained an opinion of counsel in respect of such tax consequences. The IRS may disagree with the conclusions expressed in discussion herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS OTHER U.S. FEDERAL TAX LAWS.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, in respect of our ordinary shares dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE MKT Equities, as are our ordinary shares. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to or ordinary shares.

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

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

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

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (or such higher amount as is specified in U.S. Treasury regulations) in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of these reporting rules to their ownership of our ordinary shares and warrants.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Our corporate website is www.chinametrorural.com. We make available free of charge on or through our website our Annual Reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

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

Foreign Exchange Risk

We conduct our business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a portion of expenses are denominated in foreign currencies, such as interest expense in Hong Kong dollars and United States dollars paid to lenders, salaries paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year ended March 31, 2014, all of our revenues were denominated in Renminbi. During the same period, approximately 91.2% of our expenses (excluding tax) were denominated in Renminbi, approximately 2.1% were denominated in Hong Kong dollars and approximately 6.7% were denominated in U.S. dollars. Further, as of March 31, 2014, approximately 71.9% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi, approximately 4.9% was denominated in Hong Kong dollars and approximately 23.2% were denominated in U.S. dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists of bank and other borrowings, a loan from a non-controlling interest and convertible bonds. As of March 31, 2014, we had HK$677.0 million in bank borrowings that bore interest at floating rates ranging from 6.3% to 8.3% per annum and bank and other borrowings that bore interest at fixed rates ranging from 7.8% to 20.0% per annum.

Additional increases in interest rates could potentially result in an increase in our cost of float rate borrowings, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2014, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 6.3% to 8.3% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2014 were ranging from 6.0% to 6.2% per annum (2013: 6.0% to 6.2% per annum). Based on our borrowings as of March 31, 2014, we estimate that interest expense relating to our borrowings payable would increase by HK$6.8 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

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

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2014, the end of the period covered by this Annual Report. Based on such evaluation, management with the participation of the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2014 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change was made in our internal control over financial reporting during the fiscal year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ended March 31, 2014 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework (1992). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2014.

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

No change was made in our internal control over financial reporting during fiscal year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2013 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2013 and March 31, 2014 and for the years ended March 31, 2012, 2013 and 2014, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year ended March 31, 2014, including the audit of the Company’s annual financial statements are approximately US$538,462 (HK$4,200,000).

Audit services of PricewaterhouseCoopers for fiscal year 2013 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2013 and March 31, 2012 and for the years ended March 31, 2011, 2012 and 2013, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2013, including the audit of the Company’s annual financial statements are approximately US$538,462 (HK$4,200,000).

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2013 or 2014. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance.

Audit-Related Fees and All Other Fees

The aggregate fees for audit-related or other fees to PricewaterhouseCoopers for fiscal year ended March 31, 2014 and 2013 are nil and approximately US$44,872 (HK$350,000), respectively.

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

Our Audited Financial Statements as of March 31, 2013 and 2014 and for the years ended March 31, 2012, 2013 and 2014, including the notes thereto and together with auditor’s report thereon, are included in this Annual Report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.[1]

1.2	Amended and Restated Articles of Association.[2]

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[3]

4.2	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[4]

4.10	Cooperative Framework Agreement between China Metro-Rural Development Limited and Dezhou Municipal Government dated July 17, 2010.[5]

4.12	Loan Contract between China Tieling Northeast and Tieling Commercial Bank dated August 2, 2010.[5]

4.13	Loan Contracts between China Metro-Rural Limited and independent third parties dated December 20, 2010.[5]

4.15	Loan Contract between China Tieling Northeast and SPD Bank dated August 19, 2011.[2]

4.16	Service Agreement, dated August 25, 2011, between China Metro-Rural Exchange Limited and Mr. Ho Min Sang.[2]

4.17	Service Agreement, dated August 25, 2011, between China Metro-Rural Exchange Limited and Mr. Su Shaobin.[2]

4.18	Loan Contract between China Tieling Northeast and SPD Bank dated August 30, 2011.[2]

4.19	Loan Contract between China Tieling Northeast and Xi’an International Trust Co., Ltd. dated August 30, 2011.[2]

4.20	Loan Contract between Tieling North Asia Development Co., Ltd. and Xi’an International Trust Co., Ltd. dated August 30, 2011.[2]

4.21	Loan Contract between China Tieling Northeast and SPD Bank dated September 27, 2011.[2]

4.22	Loan Contracts between China Metro-Rural Limited and independent third parties dated November 4, 2011.[2]

4.23	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated June 6, 2012.[15]

4.24	Subscription Agreement for the Convertible Bonds dated July 24, 2012.[6]

4.25	Form of Terms and Conditions relating to the Convertible Bonds.[7]

4.26	Form of Warrant Instrument.[8]

4.27	Form of Registration Rights Agreement.[9]

4.28	Definitive Form of Subsidiary Guarantee.[10]

4.29	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012.[11]

4.30	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012.[12]

Exhibit Number	Description
4.31	Form of Terms and Conditions relating to the PAG Bonds.[13]

4.32	Form of Guarantee relating to the PAG Bonds.[14]

4.33	Loan Contract between China Tieling Northeast and SPD dated August 16, 2012.[15]

4.34	Loan Contract between China Tieling Northeast and SPD dated August 22, 2012.[15]

4.35	Sale and Purchase Agreement for the dispositions of HKCFC and Qiqihar CFC dated October 15, 2012.[15]

4.36	Loan Contract between China Dezhou Northeast and Bank of China dated October 24, 2012.[15]

4.37	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated October 25, 2012.[15]

4.38	Loan Contract between China Tieling Northeast and Bank of Tieling dated November 1, 2012.[15]

4.39	Loan Contracts between China Metro-Rural Limited and independent third parties dated March 15, 2013.[15]

4.40	Loan Contract between China Hengyang Glorious and ICBC dated May 8, 2013.

4.41	Loan Contract between China Dezhou Northeast and AVIC Trust Co., Ltd. dated June 21, 2013.

4.42	Loan Contract between China Hengyang Glorious and ICBC dated June 26, 2013.

4.43	Loan Contract between China Tieling Northeast and Bank of Tieling dated July 1, 2013.

4.44	Loan Contract between China Tieling Northeast and Bank of Tieling dated October 24, 2013.

4.45	Loan Contracts between China Metro-Rural Holdings Limited and independent third parties dated November 19, 2013.

4.46	Loan Contract between China Metro-Rural Holdings Limited and Cheng Chung Hing dated November 20, 2013.

4.47	Loan Contract between China Hengyang Glorious and ICBC dated November 21, 2013.

4.48	Loan Contract between China Metro-Rural Holdings Limited and an independent third party dated November 21, 2013.

4.49	Form of 2016 Bond Certificate.

4.50	Loan Contract between China Tieling Northeast and Bank of Tieling dated March 17, 2014.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Valuation Firm.

15.3	Consent of Valuation Firm.

15.4	Consent of Valuation Firm.

[1]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2010.
[2]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 16, 2012.
[3]	Incorporated by reference to Annex A to the registrant’s Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.

[4]	Incorporated by reference to Annex B to Exhibit 99.1 to the registrant’s Form 6-K filed with the SEC on March 1, 2010.
[5]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2011.
[6]	Incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[7]	Incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[8]	Incorporated by reference to Exhibit 99.4 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[9]	Incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[10]	Incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[11]	Incorporated by reference to Exhibit 99.7 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[12]	Incorporated by reference to Exhibit 99.8 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[13]	Incorporated by reference to Exhibit 99.9 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[14]	Incorporated by reference to Exhibit 99.10 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[15]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 18, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer

Date: July 11, 2014

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

as at March 31, 2014 and 2013

and

for the years ended March 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

July 11, 2014.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended March 31, 2014, 2013 and 2012

	Notes	2014 US$’000		2014 HK$’000		2013 HK$’000		2012 HK$’000
		(Note 46)
Continuing operations:
Revenue	7		49,617		387,016		284,759		765,872
Cost of sales	11		(17,065)		(133,105)		(217,955)		(467,195)

Gross profit			32,552		253,911		66,804		298,677
Other income, net	9		2,139		16,685		67,535		61,363
Other gains/(losses), net	10		13,002		101,412		(69,617)		6,828
Selling expenses	11		(3,996)		(31,171)		(32,254)		(24,212)
Administrative expenses	11		(19,865)		(154,948)		(112,504)		(117,922)

Operating profit/(loss)			23,832		185,889		(80,036)		224,734
Finance income	13		3,514		27,410		16,954		916
Finance costs	13		(2,169)		(16,918)		(12,570)		(527)

Finance income—net			1,345		10,492		4,384		389
Share of loss of an associate			(289)		(2,258)		(1,606)		(2,456)

Profit/(loss) before income tax			24,888		194,123		(77,258)		222,667
Income tax expenses	14		(11,133)		(86,839)		(35,746)		(90,202)

Profit/(loss) for the year from continuing operations			13,755		107,284		(113,004)		132,465
Discontinued operations:	17
Profit for the year from discontinued operations, net of tax			—		—		17,532		98,594

Profit/(loss) for the year			13,755		107,284		(95,472)		231,059

Attributable to:
Equity holders of the Company			13,376		104,331		(101,104)		208,986
Non-controlling interests			379		2,953		5,632		22,073

			13,755		107,284		(95,472)		231,059

Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year	15
Basic earnings/(loss) per share
From continuing operations		US$	0.18	HK$	1.42	HK$	(1.61)	HK$	1.56
From discontinued operations			—		—	HK$	0.24	HK$	1.40

		US$	0.18	HK$	1.42	HK$	(1.37)	HK$	2.96

Diluted earnings/(loss) per share
From continuing operations		US$	0.02	HK$	0.18	HK$	(1.61)	HK$	1.56
From discontinued operations			—		—	HK$	0.24	HK$	1.40

		US$	0.02	HK$	0.18	HK$	(1.37)	HK$	2.96

Dividend—Non-cash (HK$’000)	16		—		—		—		—

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31, 2014, 2013 and 2012

	2014 US$’000	2014 HK$’000	2013 HK$’000	2012 HK$’000
	(Note 46)
Profit/(loss) for the year	13,755	107,284	(95,472)	231,059
Other comprehensive income, net of tax:
Items that may be reclassified to income statements:
Exchange difference on translation of foreign operations	3,381	26,377	9,277	34,778

Total comprehensive income/(loss) for the year	17,136	133,661	(86,195)	265,837

Total comprehensive income/(loss) for the year attributable to:
Equity holders of the Company
Continuing operations	16,559	129,164	(109,911)	144,562
Discontinued operations	—	—	17,532	98,594

	16,559	129,164	(92,379)	243,156

Non-controlling interests
Continuing operations	577	4,497	6,184	22,681
Discontinued operations	—	—	—	—

	577	4,497	6,184	22,681

	17,136	133,661	(86,195)	265,837

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2014 and 2013

	Notes	March 31, 2014 US$’000	March31, 2014 HK$’000	March 31, 2013 HK$’000
		(Note 46)
Non-current assets
Investment properties	18	78,065	608,909	553,633
Investment properties under construction	19	—	—	15,077
Property, plant and equipment	20	13,265	103,467	107,145
Land use rights	21	9,944	77,560	78,407
Deposit for investment properties		1,613	12,583	14,738
Deposit for acquisition of land use rights	22	16,391	127,847	125,556
Interest in an associate	23	3,144	24,522	26,298
Restricted and pledged bank deposits	28	1,775	13,842	13,594
Deferred income tax assets	24	155	1,210	—

		124,352	969,940	934,448

Current assets
Completed properties held for sale	25	50,787	396,136	501,620
Properties under development	26	209,230	1,631,992	931,404
Land use rights	21	23,693	184,809	2,178
Deposit for acquisition of land use rights	22	85,191	664,493	—
Trade and other receivables	27	40,178	313,388	433,507
Restricted and pledged bank deposits	28	4,723	36,844	35,182
Cash and cash equivalents	28	18,743	146,192	364,539

		432,545	3,373,854	2,268,430

Current liabilities
Trade payables, other payables and accruals	29	75,323	587,519	383,370
Receipt in advance	30	3,610	28,160	37,469
Current income tax liabilities		41,712	325,351	245,569
Derivative financial liabilities	31	40,034	312,267	314,522
Bank and other borrowings	32	92,416	720,843	286,703

		253,095	1,974,140	1,267,633

Net current assets		179,450	1,399,714	1,000,797

Total assets less current liabilities		303,802	2,369,654	1,935,245

Non-current liabilities
Deferred income tax liabilities	24	11,452	89,323	83,090
Bank and other borrowings	32	49,527	386,309	297,271
Convertible bonds	33	65,660	512,146	306,669
Loan from a non-controlling interest of a subsidiary	44	7,538	58,800	58,800

		134,177	1,046,578	745,830

Net assets		169,625	1,323,076	1,189,415

Equity
Equity attributable to equity holders of the Company
Share capital	34	73	573	573
Reserves		165,364	1,289,835	1,160,671

		165,437	1,290,408	1,161,244
Non-controlling interests	35	4,188	32,668	28,171

Total equity		169,625	1,323,076	1,189,415

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2014, 2013 and 2012

	Notes	2014 US$’000	2014 HK$’000	2013 HK$’000	2012 HK$’000
		(Note 46)
Cash flows from operating activities
Profit/(loss) before income tax		24,888	194,123	(97,559)	355,778
Adjustments for:
Interest income		(3,514)	(27,410)	(24,963)	(1,154)
Interest expenses		2,169	16,918	12,570	527
Depreciation of property, plant and equipment	20	1,291	10,067	8,590	6,583
Amortization of land use rights	21	397	3,096	2,226	1,940
Share of loss of an associate		289	2,258	1,606	2,456
Increase in fair values of investment properties	10	(2,346)	(18,296)	(6,228)	(2,594)
(Decrease)/increase in fair values of warrants	10	(1,665)	(12,991)	8,157	(4,047)
(Decrease)/increase in fair values of derivative components of convertible bonds	10	(9,602)	(74,894)	120,564	—
Loss on disposals of property, plant and equipment		—	—	—	3
Provision for/(reversal of) impairment of trade and other receivables	11	5,541	43,221	(1,855)	3,990
Impairment of deposit for investment properties	11	311	2,426	—	—
Transaction costs related to derivative components of the convertible bonds	33	16	128	6,796	—

Operating cash flows before movements in working capital		17,775	138,646	29,904	363,482
Additions of properties under development	26	(46,337)	(361,432)	(391,576)	(934,852)
Additions of land use rights	21	(113,519)	(885,445)	(63,653)	(858,579)
Refunds of payments from acquisition of land use rights	21	73,308	571,800	38,748	721,071
Deposits paid for acquisition of land use rights		(85,293)	(665,289)	(143,836)	(115,116)
Decrease in completed properties held for sale		14,769	115,195	195,556	417,837
Decrease/(increase) in trade and other receivables		12,672	98,849	56,177	(279,125)
Increase in trade payables, other payables and accruals		25,220	196,716	63,600	352,022
(Decrease)/increase in receipt in advance		(1,283)	(10,005)	339,236	155,720

Cash (used in)/generated from operations		(102,688)	(800,965)	124,156	(177,540)
Interest received		1,792	13,974	1,066	1,154
Interest paid		(19,879)	(155,060)	(112,720)	(72,632)
Income tax paid		(1,018)	(7,937)	(39,862)	(31,370)

Net cash used in operating activities		(121,793)	(949,988)	(27,360)	(280,388)

Cash flows from investing activities
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	40	—	—	(176,917)	—
Purchases of property, plant and equipment	20	(568)	(4,434)	(37,820)	(11,781)
Proceeds from disposal of property, plant and equipment		1	4	—	—
Additions to investment properties under construction	19	(1,352)	(10,542)	(301)	(40,716)
Purchase of available-for-sale financial assets		—	—	(4,915)	—

Net cash used in investing activities		(1,919)	(14,972)	(219,953)	(52,497)

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the years ended March 31, 2014, 2013 and 2012

	Notes	2014 US$’000	2014 HK$’000	2013 HK$’000	2012 HK$’000
		(Note 46)
Cash flows from financing activities
Proceeds from issuance of new shares and warrants		—	—	—	179,094
(Increase)/decrease in restricted and pledged bank deposits		(131)	(1,022)	(30,975)	109,286
Proceeds from bank and other borrowings		113,910	888,504	558,906	1,054,054
Repayments of bank and other borrowings		(47,990)	(374,323)	(711,042)	(873,218)
Loan from a non-controlling interest	44	—	—	—	46,800
Proceeds from issuance of convertible bonds, net of direct expenses	33	29,955	233,648	450,606	—

Net cash generated from financing activities		95,744	746,807	267,495	516,016

Net (decrease)/increase in cash and cash equivalents		(27,968)	(218,153)	20,182	183,131
Cash and cash equivalents at beginning of the year		46,736	364,539	343,578	156,928
Effect of foreign exchange rate changes		(25)	(194)	779	3,519

Cash and cash equivalents at end of the year	28	18,743	146,192	364,539	343,578

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2012, 2013 and 2014

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non- controlling interests HK$’000	Total equity HK$’000
	Note (a)			Note (b)	Note (c)
Balance at April 1, 2011	500	1,003,200	50,449	(637,323)	—	421,535	838,361	(694)	837,667
Profit for the year	—	—	—	—	—	208,986	208,986	22,073	231,059
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	34,170	—	—	—	34,170	608	34,778

Total comprehensive income for the year	—	—	34,170	—	—	208,986	243,156	22,681	265,837
Appropriation of profit to PRC statutory reserve	—	—	—	—	45,514	(45,514)	—	—	—
Issue of new shares from the May 2011 Offering (as defined in note (d) below) (note (d))	11	19,120	—	—	—	—	19,131	—	19,131
Issue of new shares from the August 2011 Share Placement (as defined in note (e) below) (note (e))	16	38,714	—	—	—	—	38,730	—	38,730
Issue of new shares from the August 2011 Unit Placement (as defined in note (f) below) (note (f))	46	114,199	—	—	—	—	114,245	—	114,245

Balance at March 31, 2012 and at April 1, 2012	573	1,175,233	84,619	(637,323)	45,514	585,007	1,253,623	21,987	1,275,610
(Loss)/profit for the year	—	—	—	—	—	(101,104)	(101,104)	5,632	(95,472)
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	8,725	—	—	—	8,725	552	9,277

Total comprehensive income/(loss) for the year	—	—	8,725	—	—	(101,104)	(92,379)	6,184	(86,195)
Appropriation of profit to PRC statutory reserve	—	—	—	—	68,879	(68,879)	—	—	—

Balance at March 31, 2013 and at April 1, 2013	573	1,175,233	93,344	(637,323)	114,393	415,024	1,161,244	28,171	1,189,415
Profit for the year	—	—	—	—	—	104,331	104,331	2,953	107,284
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	24,833	—	—	—	24,833	1,544	26,377

Total comprehensive income for the year	—	—	24,833	—	—	104,331	129,164	4,497	133,661
Appropriation of profit to PRC statutory reserve	—	—	—	—	5,476	(5,476)	—	—	—

Balance at March 31, 2014	573	1,175,233	118,177	(637,323)	119,869	513,879	1,290,408	32,668	1,323,076

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2012, 2013 and 2014

Note:

(a)	Issued capital included ordinary shares of HK$572,000 and preferred shares of HK$1,000 as at March 31, 2013 and 2014.
(b)	Capital reserve as at March 31, 2014 comprises (1) a deficit of HK$703,648,000 arising from the merger with China Metro-Rural Limited (“China Metro”) resulted from a waiver of shareholders loans of HK$300,000,000 and issue of 57,443,238 ordinary shares with an equivalent amount of HK$1,003,648,000 which was recorded as a reduction of capital reserve (as detailed below); and (2) other capital reserve amounted HK$66,325,000 arising from the corporate restructuring in 1997.
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
(c)	In accordance with PRC law and the articles of association of the relevant subsidiaries established in the PRC, the PRC subsidiaries may, upon the approval of the board of directors of the PRC subsidiaries, transfer certain of their net profit as stated in corresponding subsidiaries’ financial statements prepared under PRC accounting regulations to PRC statutory reserve. Such a transfer is not required when the amount of the PRC statutory reserve reaches 50% of the corresponding subsidiaries’ registered capital. The PRC statutory reserve shall only be used to make up losses of the corresponding subsidiaries’ production operations, or to increase the capital of the corresponding subsidiaries. Upon approval of the corresponding subsidiaries’ shareholders in general meetings, the subsidiaries may convert their PRC statutory reserve into registered capital and issue bonus capital to the existing owners in proportion to the existing ownership structure. In addition, this reserve is only distributable in the event of liquidation of these PRC subsidiaries.
(d)	On May 11, 2011, the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000) (“May 2011 Offering”). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrant to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the closing of May 2011 Offering, the fair values of these warrants approximated to HK$6,988,000, which was recorded as “Derivative financial liabilities”, and an amount of approximately HK$11,000 (being 1,517,978 ordinary shares at US$0.001 each) and HK$27,101,000 (being the difference between the gross proceeds and the fair value of these warrants and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$7,981,000 in connection with the May 2011 Offering.
(e)	On August 4, 2011, the Company completed a private placement of 2,000,000 ordinary shares at a price of US$2.5 per share with gross proceeds of approximately US$5,000,000 (approximately HK$38,900,000) (“August 2011 Share Placement”). As a result of the closing of August 2011 Share Placement, an amount of approximately HK$16,000 (being 2,000,000 ordinary shares at US$0.001 each) and HK$38,884,000 were credited in issued capital and share premium account, respectively The Company also incurred certain share issuance expenses amounted to HK$170,000 in connection with the August 2011 Share Placement.
(f)	On August 16, 2011, the Company completed a private placement of 5,900,000 units at a price of US$2.5 per unit with gross proceeds of approximately US$14,750,000 (approximately HK$114,755,000) (“August 2011 Unit Placement”). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase one of the Company’s ordinary shares. The exercise price of the warrants was US$2.875 per ordinary share and with a term of two years. As at the closing of August 2011 Unit Placement, the fair value of these warrants approximated to nil. As a result, an amount of approximately HK$46,000 (being 5,900,000 ordinary shares at US$0.001 each) and HK$114,709,000 (being the difference between the gross proceeds and nominal value of issued capital) were credited in issued capital and share premium account, respectively. The Company also incurred certain share issuance expenses amounted to HK$510,000 in connection with the August 2011 Unit Placement.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information of China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited (the “Company”, or “we” or “us”) was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant of the BVI Companies Act. The Company through its subsidiaries (collectively referred to as the “Group”) is principally engaged in the: 1) development and operations of large-scale and integrated agricultural logistics platforms, which include trade centers and other supporting facilities, in the PRC; and 2) rural-urban migration and city re-development business which comprise of the development and sales of residential and commercial properties and servicing and assignment of development rights to developers.

The shares of the Company have been listed on the NYSE MKT under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suit 2204, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The directors of the Company consider Kind United Holdings Limited, a company incorporated in the British Virgin Islands, to be the ultimate holding company of the Group.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on July 11, 2014.

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

On October 15, 2012, the Company has, in effect, entered into an agreement to dispose of its entire equity interest in HK CFC (as defined in note 40) and Qiqihar CFC (as defined in note 40). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’ (“IFRS 5”), the rural-urban migration and city re-development business carried out by HK CFC and Qiqihar CFC has been classified as discontinued operations (“Qiqihar Discontinued Operations”) and were shown as discontinued operations in the Group’s consolidated financial statements. Further details in respect of the disposal of HK CFC and Qiqihar CFC and the Qiqihar Discontinued Operations are set out in note 17 to the consolidated financial statements.

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2013. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 to the consolidated financial statements.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization transaction

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE MKT. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI and its subsidiaries (the “MSHI Group”) from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was to be dissolved and liquidated and the Company was to become the new holding company of the MSHI Group and to contractually assume all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company of the MSHI Group on August 25, 2009 with its ordinary shares being listed on the NYSE MKT as a foreign private issuer. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganization, the Group continued to conduct the business previously conducted by MSHI Group (including the Company). Although the dissolution and liquidation of MSHI would result in the cessation of MSHI as the holding company of the MSHI Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company shall contractually assume all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest is measured less than the fair value of the net assets of the subsidiary acquired in the case of bargain purchase, the difference is recognized directly on the consolidated income statement.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year. A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. When the control ceases over the entity, the Group no longer consolidates the entity.

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

(c) Subsidiaries

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Leasehold land classified as finance lease and buildings	Over the shorter of the term of the lease or 20 years
Leasehold improvements	33%
Plant and machinery	10%
Furniture, fixtures and equipment	20%—33%
Motor vehicles	10%—25%

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 ‘Revenue’. As at March 31, 2013 and 2014, the Group did not have any material financial guarantee contracts.

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

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted bank deposits are not included as cash and cash equivalents.

(n) Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the statements of financial position date, and are discounted to present value where the effect is material.

(o) Revenue recognition

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

Revenue from servicing and assignments of development rights

In its rural-urban migration and city re-development business, the Company develops and sells residential, commercial and other auxiliary properties as well as services and assigns the development rights to independent third party developers on portions of land plots that have already been designated by the local government under the framework agreement for development by such independent third parties. In connection with servicing and providing the development rights to the independent third party developers through the Qiqihar Discontinued Operations, the Company agrees with the independent third party developers to construct certain “economical housing units” (i.e. housing units to be provided to the local government free of charge) on behalf of the third party developers as the local government requires all property developers to construct certain “economical housing units”.

In order for the independent third party developers to acquire land use rights within the land plots that have already been designated by the local government under the framework agreement, the Company is required to provide certain services by liaising between the local government and the independent third party developers to ensure the independent third party developers are able to secure the land use rights at a certain price. Once the independent third party developers have successfully secured the land use rights and the collectability of the related receivables is reasonably assured, the Company would recognize the related revenue for the services performed. With regards to the obligations of constructing the “economical housing units” by the Qiqihar Discontinued Operations, the Company would defer the related revenue which approximates the fair value of the “economical housing units” until the “economical housing units” are completely constructed and delivered to the local government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the aforementioned transaction, the Qiqihar Discontinued Operations would also provide certain financing to the independent third party developers, as necessary. Such financing is interest bearing and is repayable within one year.

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

(p) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the executive directors of the board that make strategic decision.

(q) Share-based payments

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(r) Foreign currency translation

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

(s) Taxation

Income tax expense comprises current and deferred income tax.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognized as expense and revenue on the straight-line basis over the lease terms.

(u) Retirement benefits scheme

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the rules and regulations in the PRC, the PRC based employees of the Company’s subsidiaries in the PRC participate in various defined contribution retirement benefit plans organized by the relevant municipal and provincial governments in the PRC under which the Company’s subsidiaries in the PRC and the PRC based employees are required to make monthly contributions to these plans calculated as a percentage of the employees’ salaries, which ranging from 10% to 15% of the average basic salary of the PRC based employees.

The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired PRC based employees’ payable under the plans described above. Other than the monthly contributions, the Group has no further obligation for the payment of retirement and other post retirement benefits of its employees. The assets of these plans are held separately from those of the Group in independently administered funds managed by the PRC government.

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

(v) Borrowing costs

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

(w) Government grants

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(x) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale. Discontinued operations are presented in the consolidated income statement (including comparative) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measure to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. When the Group discontinues its subsidiary, the Group is to account for all amounts recognized in other comprehensive income, including exchange difference on translation of foreign operations, in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income that relates to an asset or a liability, which when disposed, the Group reclassifies such accumulated gains or losses related to that asset or liability from equity to consolidated income statement, as a reclassification adjustment, when it loses control of the subsidiary. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operations. In the consolidated statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separated from other assets and liabilities.

A non-current asset or a disposal group comprising assets and liabilities is classified as held for sale if it is expected that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probably within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset or disposal group.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less cost to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior period.

Impairment losses subsequent to classification of assets as held for sale are recognized in the consolidated income statement. Increase in fair value less costs to sell of assets that have been classified as held for sale are recognized in the consolidated income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognized in respect of asset. Assets are not depreciated while they are classified as held for sale.

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following revised IFRS, which are relevant to its operations:

•	IAS 1 (Amendment), ‘Presentation of Financial Statements’

•	IAS 19 (Revised), ‘Employee Benefits’

•	IAS 27 (As amended in 2011), ‘Separate Financial Statements’

•	IAS 28 (As amended in 2011), ‘Investments in Associates and Joint Ventures’

•	IFRS 7 (Amendment), ‘Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities’

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	IFRS 10, ‘Consolidated Financial Statements’

•	IFRS 11, ‘Joint Arrangements’

•	IFRS 12, ‘Disclosure of Interests in Other Entities’

•	IFRS 13, ‘Fair Value Measurement’

•	Amendments to IFRS 10, 11 and 12, ‘Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance’

•	Improvements to IFRSs 2009-2011

The adoption of these newly effective amendments to existing standards does not have significant impact to the Group’s accounting policies or financial results.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2013 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after
IAS 32 (Amendment)	Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IAS 16	Property, Plant and Equipment	January 1, 2016
Amendments to IAS 36	Impairment of Assets—Recoverable Amount Disclosures for Non-Financial Assets’	January 1, 2014
Amendments to IAS 38	Intangible Assets	January 1, 2016
Amendments to IAS 39	Financial Instruments: Recognition and Measurement—Novation of Derivatives and Continuation of Hedge Accounting’	January 1, 2014
IFRS 9 (As amended in 2013)	Financial Instruments	Note
Amendments to IFRS 7 and 9	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2015
Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised)	Investment Entities	January 1, 2014
Amendments to IFRS 11	Joint Arrangements	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRIC 21	Levies	January 1, 2014
Amendments to IFRSs	Improvements to IFRSs 2010-2012	January 1, 2014

Note:

The Group intends to adopt this new standard when the effective date is determined.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of derivative financial instruments

The Group has issued certain warrants and convertible bonds where its derivative financial liability component are classified as derivative financial liabilities. These warrants and derivative financial liability component of convertible bonds are determined by way of valuation technique or external valuation which requires subjective assumptions that are mainly based on performance conditions of the Group. The key assumptions are made by reference to the nature of the warrants and convertible bonds, share price of the trading securities, their conversion prices, implied volatility of their underlying trading securities and their exercise periods. Should the price of the underlying trading securities of these warrants is to be increased or decreased by 1% (2013: 1%), the impact on profit or loss would be a loss of HK$358,000 (2013: HK$499,000) and a gain of HK$358,000 (2013: HK$482,000), respectively. Should the price of the underlying trading securities of the convertible bonds is to be increased or decreased by 1% (2013: 1%), the impact on profit or loss would be a loss of HK$4,460,000 (2013: HK$3,323,000) and a gain of HK$3,161,000 (2013: HK$3,222,000), respectively.

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

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred assets and income tax expense in the periods in which such estimate is changed. As at March 31, 2014, management recognized certain deferred tax assets on tax losses incurred by certain of the Group’s subsidiaries as management considered future taxable profits of these subsidiaries where losses were incurred was probable. As at March 31, 2013, no deferred tax assets on tax losses incurred by any of the Group’s subsidiaries were recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. As at March 31, 2014 and 2013, management did not recognize any deferred income tax liability with respect to these temporary differences as management considered these temporary differences would not be reversed in the foreseeable future.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Government grant

Government grants are recognized as income over the periods necessary to match with the related costs. The Group generally received two types of government grants from the local governments. Some government grants are received throughout the development of the integrated agricultural logistic and trade centers and the rural-urban migration and city re-development as recognition for the Group’s contribution to the city. The Group considers such grants generally relate to properties successfully completed and sold and would recognize such grants separately as other operating income in the period of receipt as there are no conditions attached to the grant. For the government grants related to the land use rights, the Group would deduct the grants received from the land use rights as they are granted with respect to the costs incurred by the Group in acquiring the related land use rights.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The management of the Group monitors its capital structure on the basis of the net debt. Net debt is set out as follows:

	2014 HK$’000	2013 HK$’000
Bank and other borrowings	1,107,152	583,974
Convertible bonds	512,146	306,669
Restricted and pledged bank deposit	(50,686)	(48,776)
Cash and cash equivalents	(146,192)	(364,539)

Net debt	1,422,420	477,328

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

(a) Market risk

(i) Currency risk

Currency risk arises when recognized assets and liabilities are denominated in a currency other than the functional currency of the Group’s entities to which they related. As the Group’s assets, liabilities and transactions are principally denominated in RMB and HK$, which are also the functional currency of the Group’s entities to which these balances relate. In addition, the Group has certain assets, liabilities and transactions denominated in US$. Given the exchange rate is pegged between HK$ and US$, it is not foreseen that the Group will be exposed to significant exchange risk of US$. Accordingly, risk that the Group is subject to foreign currency risk at March 31, 2013 and 2014 is minimal.

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$676,985,000 (2013: HK$425,111,000) which were denominated in RMB, fixed-rate convertible bonds of HK$512,146,000 (2013: HK$306,669,000) which were denominated in United States Dollar and fixed-rate bank and other borrowings of HK$103,000,000 (2013: HK$60,000,000) and HK$327,167,000 (2013: HK$98,863,000) which were dominated in Hong Kong Dollar and RMB, respectively. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate whenever possible so as to minimize the fair value interest rate risk. However, subject to the Group’s working capital requirements and the availability of variable-rate bank borrowings, the Group may have to obtain borrowings with fixed interest rate.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tenure of the fixed-rate bank and other borrowings ranging from one to two years. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of the bank and other borrowings was detailed in note 6(c) to the consolidated financial statements.

At March 31, 2014, if interest rates had been 0.25% (2013: 0.25%) higher/lower with all other variables held constant, interest payment on floating rate borrowings would have been approximately HK$1,692,000 (2013: HK$1,063,000) higher/lower. Post-tax profit (2013: Post-tax loss) for the year would have been approximately HK$1,524,000 (2013: HK$745,000) lower/higher (2013: higher/lower) mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Majority of the interest expenses would be capitalized as a result of such interest expenses directly attributable to the property construction. The management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2014 and 2013, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2014			March 31, 2013
	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000
Trade and other payables	581,373	—	—	378,785	—	—
Bank and other borrowings	720,843	330,942	55,367	286,703	162,570	134,701
Convertible bonds	—	—	702,000	—	—	468,000
Interest obligations	147,045	104,207	372,786	102,154	158,528	346,904

	1,449,261	435,149	1,130,153	767,642	321,098	949,605

(d) Fair value estimation

The financial instruments carried at fair values, by valuation method which are categorized into different category levels. The different levels have been defined as follows:

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

As at March 31, 2014, the Group’s derivative financial instruments, warrants and derivative financial liability component of the convertible bonds, were valued at HK$24,374,000 (2013: HK$37,365,000) and HK$287,893,000 (2013: HK$277,157,000), respectively. The fair value of the warrants and derivative financial liability component of the convertible bonds that are not traded in an active market is determined by way of valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates, which include using recent arm’s length transactions, refer to the current market value of another instrument which is substantially the same, a discounted cash flow analysis, and option pricing models. As one or more of the significant inputs is not based on observable market data, the warrants and derivative financial liability component of the convertible bonds are categorized as level 3.

As at March 31, 2014 and 2013, the Group did not have any financial instruments categorized as level 1 or level 2 and there were no transfers among levels 1, 2 and 3 during the years ended March 31, 2014 and 2013.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in level 3 instruments for the year ended March 31, 2014 and 2013.

	Warrants issued in May 2011 HK$’000	Warrants issued in August 2012 HK$’000	Derivative components of convertible bonds HK$’000	Total HK$’000
At April 1, 2012	2,941	—	—	2,941
At issue date	—	26,267	156,593	182,860
(Decrease)/increase in fair values of derivative components/warrants	(319)	8,206	118,950	126,837
Amortization of deferred loss on derivative components of convertible bonds/warrants	—	270	1,614	1,884

At March 31, 2013 and April 1, 2014	2,622	34,743	277,157	314,522
At issue date	—	—	85,630	85,630
Decrease in fair values of derivative components/warrants	(2,612)	(10,811)	(77,922)	(91,345)
Amortization of deferred loss on warrants and derivative components of convertible bonds	—	432	3,028	3,460

At March 31, 2014	10	24,364	287,893	312,267

Total (gain)/loss for the year included in the consolidated income statement for liabilities held at the end of the year:
March 31, 2013	(319)	8,476	120,564	128,721
March 31, 2014	(2,612)	(10,379)	(74,894)	(87,885)

Changes in unrealized (gain)/loss for the year included in profit or loss at the end of the year:
March 31, 2013	(319)	8,476	120,564	128,721
March 31, 2014	(2,612)	(10,379)	(74,894)	(87,885)

The higher the Company’s share price and the expected volatility used in determining the fair values of the level 3 instruments, the higher the fair values of the instruments. The lower the interest rate used in determining the fair values of the level 3 instruments, the lower the fair values of the instruments.

For disclosures of investment properties and investment properties under construction that are measured at fair values, please refer to notes 18 and 19 to the consolidated financial statements, respectively.

The Group does not have any financial assets/liabilities that are subject to offsetting, enforceable master netting arrangement and similar agreements during the year.

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

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Continuing operations:
Sales of properties	205,011	273,410	758,369
Rental and property management income	10,244	11,349	7,503
Revenue from servicing and assignments of development rights	171,761	—	—

	387,016	284,759	765,872

Discontinued operations (Note 17):
Revenue from servicing and assignments of development rights	—	—	147,896

	387,016	284,759	913,768

Note 8—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive directors of the board that are used to make strategic decision.

As at and for the year ended March 31, 2014, the Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segments are as follows:

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2014

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	215,255	171,761	387,016	—	—	387,016

Segment operating (loss)/profit	(40,695)	151,377	110,682	—	—	110,682
Finance income	27,221	189	27,410	—	—	27,410
Share of losses of an associate	(2,258)	—	(2,258)	—	—	(2,258)

Segment (loss)/profit before income tax	(15,732)	151,566	135,834	`	`	135,834
Income tax expenses	(42,706)	(44,133)	(86,839)	—	—	(86,839)

Segment (loss)/profit after taxation	(58,438)	107,433	48,995	—	—	48,995

Other information:
Depreciation	9,730	337	10,067	—	—	10,067
Amortization	2,641	455	3,096	—	—	3,096
Increase in fair values of investment properties and investment properties under construction	18,296	—	18,296	—	—	18,296
Provision for impairment of trade and other receivables	43,221	—	43,221	—	—	43,221
Impairment of deposit for investment properties	2,426	—	2,426	—	—	2,426

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2013

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	284,759	—	284,759	—	—	284,759

Segment operating profit/(loss)	67,479	—	67,479	(28,310)	(28,310)	39,169
Finance income	16,952	—	16,952	8,009	8,009	24,961
Finance costs	(12,570)	—	(12,570)	—	—	(12,570)
Share of losses of an associate	(1,606)	—	(1,606)	—	—	(1,606)

Segment profit/(loss) before income tax	70,255	`	70,255	(20,301)	(20,301)	49,954
Income tax (expenses)/credits	(35,746)	—	(35,746)	5,355	5,355	(30,391)

Segment profit/(loss) before gain on disposal of subsidiaries	34,509	—	34,509	(14,946)	(14,946)	19,563
Gain on disposal of subsidiaries	—	—	—	32,478	32,478	32,478

Segment profit/(loss) after taxation	34,509	—	34,509	17,532	17,532	52,041

Other information:
Depreciation	7,821	—	7,821	769	769	8,590
Amortization	2,226	—	2,226	—	—	2,226
Increase in fair values of investment properties and investment properties under construction	6,228	—	6,228	—	—	6,228
Reversal of impairment of trade and other receivables	1,855	—	1,855	—	—	1,855

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2012

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	765,872	—	765,872	147,896	147,896	913,768

Segment operating profit	230,543	—	230,543	132,873	132,873	363,416
Finance income	915	—	915	238	238	1,153
Finance costs	(527)	—	(527)	—	—	(527)
Share of losses of an associate	(2,456)	—	(2,456)	—	—	(2,456)

Segment profit before income tax	228,475	—	228,475	133,111	133,111	361,586
Income tax expenses	(90,202)	—	(90,202)	(34,517)	(34,517)	(124,719)

Segment profit after taxation	138,273		138,273	98,594	98,594	236,867

Other information:
Depreciation	6,457	—	6,457	126	126	6,583
Amortization	1,940	—	1,940	—	—	1,940
Increase in fair values of investment properties and investment properties under construction	2,594	—	2,594	—	—	2,594
Provision for impairment of trade and other receivables	3,990	—	3,990	—	—	3,990

The segment assets and liabilities at March 31, 2014

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,190,785	968,230	4,159,015	—	—	4,159,015
Total segment assets include:
Investment in an associate	24,522	—	24,522	—	—	24,522
Additions to non-current assets	13,714	2,282	15,996	—	—	15,996
Total segment liabilities	1,645,087	503,894	2,148,981	—	—	2,148,981

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2013

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,098,562	—	3,098,562	—	—	3,098,562
Total segment assets include:
Investment in an associate	26,298	—	26,298	—	—	26,298
Additions to non-current assets	27,407	—	27,407	—	—	27,407
Total segment liabilities	1,389,107	—	1,389,107	—	—	1,389,107

A reconciliation of the reportable segments’ profit/(loss) before income tax to the Group’s profit/(loss) before income tax is as follows:

	2014			2013			2012
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Total profit/(loss) before income tax for reportable segments	135,834	—	135,834	70,255	(20,301)	49,954	228,475	133,111	361,586
Decrease/(increase) in fair value of the warrants	12,991	—	12,991	(8,157)	—	(8,157)	4,047	—	4,047
Decrease/(increase) in fair value of derivative components of convertible bonds	74,894	—	74,894	(120,564)	—	(120,564)	—	—	—
Corporate finance costs	(16,918)	—	(16,918)	—	—	—	—	—	—
Corporate finance income	—	—	—	2	—	2	1	—	1
Corporate expenses, net	(12,678)	—	(12,678)	(18,794)	—	(18,794)	(9,856)	—	(9,856)

Profit before income tax of the Group	194,123	—	194,123	(77,258)	(20,301)	(97,559)	222,667	133,111	355,778

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the total of reportable segments’ assets to the Group’s total assets is as follows:

	At March 31, 2014			At March 31, 2013
	Continuing operations HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	4,159,015	—	4,159,015	3,098,562	—	3,098,562
Unallocated:
Corporate assets	184,779	—	184,779	104,316	—	104,316

Total assets for the Group	4,343,794	—	4,343,794	3,202,878	—	3,202,878

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	At March 31, 2014			At March 31, 2013
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)
Total for reportable segments	2,148,981	—	2,148,981	1,389,107	—	1,389,107
Unallocated:
Corporate liabilities	47,324	—	47,324	3,165	—	3,165
Derivative financial liabilities	312,267	—	312,267	314,522	—	314,522
Convertible bonds	512,146	—	512,146	306,669	—	306,669

Total liabilities for the Group	3,020,718	—	3,020,718	2,013,463	—	2,013,463

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are Nil (2013: Nil and 2012: Nil) and HK$387,016,000 (2013: HK$284,759,000 and 2012: HK$913,768,000) respectively.

As of March 31, 2014, the total of non-current assets located in Hong Kong and places other than Hong Kong are HK$52,000 (March 31, 2013: HK$146,000) and HK$969,888,000 (March 31, 2013: HK$934,302,000) respectively.

The breakdown of major component of the total of revenue from external customers by geographical analysis which is based on the location of the customers is disclosed as follows:-

	2014			2013			2012
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
PRC (excluding Hong Kong)	387,016	—	387,016	284,759	—	284,759	765,872	147,896	913,768
Hong Kong	—	—	—	—	—	—	—	—	—

	387,016	—	387,016	284,759	—	284,759	765,872	147,896	913,768

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2014, there was revenue of HK$171,761,000 (2013: Nil and 2012: HK$97,177,000) derived from a single external customer amounted to 10% or more of the Group’s revenue.

Note 9—Other Income, Net

The Group’s other income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Government grants (Note)	16,063	66,807	55,972
Income of land leveling works, net	—	—	4,887
Others	622	728	504

	16,685	67,535	61,363

Note:

The Group received government grants from local governments on its contribution to the overall developments and operations of integrated agricultural logistic and trade centers and supporting facilities, and rural-urban migration and city re-development at their cities. Majority of these grants were provided subsequent to the sales of properties developed in these integrated agricultural logistic and trade centers.

Note 10—Other Gains/(Losses), Net

The Group’s other gains/(losses), net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Exchange (loss)/gain	(4,641)	(1,770)	190
Decrease/(increase) in fair value of derivative components of convertible bonds (Note (i))	74,894	(120,564)	—
Decrease/(increase) in fair value of the warrants (Note (ii))	12,991	(8,157)	4,047
Increase in fair value of investment properties and investment properties under construction	18,296	6,228	2,594
Loss on disposals of property, plant and equipment	—	—	(3)
Compensation received for non-exercise of option (Note (iii))	—	61,442	—
Transactions costs related to the derivative components of convertible bonds (Note 33)	(128)	(6,796)	—

	101,412	(69,617)	6,828

Note:

(i)	As discussed in note 33, the Company issued certain convertible bonds which contained a derivative component during the year ended March 31, 2014 and 2013. Due to a decrease in fair value of the derivative component mainly arising from the decrease in the Company’s share price, the Company recorded a gain of HK$74,894,000 (2013: a loss of HK$120,564,000 arising from the increase in the Company’s share price). The assumptions used in determining the fair value of the derivative component were further discussed in note 33 to these consolidated financial statements.
(ii)	As discussed in note 31, the Company issued certain warrants during the year ended March 31, 2013 and 2012. In the current year, due to a decrease in fair value of these warrants arising from the decrease in the Company’s share price, the Company recorded a gain of HK$12,991,000 (2013: a loss of HK$8,157,000 arising from the increase in the Company’s share price and 2012: a gain of HK$4,047,000 arising from the decrease in the Company’s share price). The assumptions used in determining the fair value of these warrants were further discussed in note 31 to these consolidated financial statements.
(iii)	During the fiscal year ended March 31, 2012, the Company was granted an option to purchase 20% equity interest in a company registered in the PRC for a term of one year and the fair value of such option was insignificant to the Group. During the fiscal year ended March 31, 2013, the Company was paid RMB50,000,000 (approximately equivalent to HK$61,442,000) not to exercise such option.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Expenses by Nature

The Group’s expenses attributable to continuing operations by their nature as presented on the face of the consolidated income statements is analyzed as follows:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Costs of completed properties sold	126,982	212,116	460,258
Cost of property management	6,123	5,839	6,937
Employee benefit expenses (including directors’ emoluments) (Note 12)	37,098	39,045	37,844
Auditors’ remuneration
—Provision for current year	4,980	4,274	3,800
Depreciation of property, plant and equipment (Note 20)	10,067	7,821	6,457
Amortization of land use rights (Note 21)	3,096	2,226	1,940
Provision for/(reversal of) impairment of trade and other receivables	43,221	(1,855)	3,990
Impairment of deposit for investment properties	2,426	—	—
Operating lease rental on rented premises	1,968	1,251	878
Advertising, promotion and related expenses	23,164	23,120	18,617
Land use tax	17,740	24,568	23,023
Heating costs	11,980	11,054	14,301
Legal and professional fees	3,615	12,259	7,898
Others	26,764	20,995	23,386

Total cost of sales, selling expenses and administrative expenses from continuing operations	319,224	362,713	609,329

Note 12—Employee Benefit Expenses (Including Directors’ Emoluments)

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Salaries, wages and other benefits	33,837	35,989	35,500
Pension costs—defined contribution plans and social security costs	3,261	3,056	2,344

	37,098	39,045	37,844

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Finance Income and Costs

The Group’s finance income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Finance income
Interest income on short-term bank deposits	746	866	916
Interest income on other receivables (Note)	26,664	16,088	—

	27,410	16,954	916

Finance costs
Interest expense on bank borrowings	(69,833)	(55,250)	(36,519)
Interest expense on other borrowings	(19,965)	(24,710)	(36,113)
Interest expense on convertible bonds	(122,851)	(64,887)	—
Amounts capitalized on qualifying assets	195,731	132,277	72,105

	(16,918)	(12,570)	(527)

Net finance income	10,492	4,384	389

Note:

As discussed in note 40 to the consolidated financial statements, the Company disposed of its equity interests in HK CFC (as defined in note 40) and Qiqihar CFC (as defined in note 40) and the disposal was satisfied by cash and certain interest bearing receivables with interest rates ranging from 12% to 21% per annum. The disposal was further discussed in note 40 to the consolidated financial statements.

The capitalization rate of borrowings is 16.3% for the year ended March 31, 2014 (2013: 16.9% and 2012: 8.8%). The decrease is mainly contributed to the decrease in effective interest rate of the Group’s borrowings.

Note 14—Income Tax Expenses

The Group’s income tax expenses attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Current income tax:
PRC enterprise income tax	70,132	35,541	61,722
PRC land appreciation tax	13,196	817	42,478

	83,328	36,358	104,200

Over-provision in prior years:
PRC Land appreciation tax	—	(2,170)	(14,647)

Deferred income tax charge for the current year	3,511	1,558	649

	86,839	35,746	90,202

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the tax rate of 25% (2013: 25% and 2012: 25%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax in respect of operations in Hong Kong has been provided at the tax rate of 16.5% (2013: 16.5% and 2012: 16.5%) on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

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

The tax charge for the year attributable to continuing operations can be reconciled to the profit before income tax from continuing operations using the enacted tax rates of the home countries where the subsidiaries are operated are as follows:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Profit/(loss) before income tax from continuing operations	194,123	(77,258)	222,667

Tax calculated at tax rates applicable to profits in the respective entities	44,165	(4,468)	58,097
Tax effect of:
Associate’s losses reported net of tax	564	402	614
Deduction of land appreciation tax	(3,299)	338	(6,958)
Expenses that are not deductible for tax purpose	20,009	32,274	3,023
Income not subject to tax	(14,556)	(1)	(699)
Utilization of tax loss not previously recognized	(256)	(1,623)	(1,178)
Temporary difference not recognized	—	—	(2)
Tax loss for which no deferred income tax was recognized	27,016	10,177	9,474

	73,643	37,099	62,371
Land appreciation tax	13,196	(1,353)	27,831

Income tax charge for the year from continuing operations	86,839	35,746	90,202

The effective tax rate during the fiscal year ended March 31, 2014 was positive of 44.7% (2013: negative of 46.3% and 2012: positive of 40.5%). The change in effective tax rate is primarily contributed to a decrease in fair value of derivative financial liabilities for the fiscal year ended March 31, 2014 as opposed to an increase in fair value of derivative financial liabilities for the fiscal year ended March 31, 2013, which were non-deductible for tax purposes, thus causing a significant changes in the effective tax rate.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings Per Share (“EPS”)

	March 31, 2014			March 31, 2013			March 31, 2012
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings/(loss) per share:
Net profit/(loss) attributable to ordinary shares:
From continuing operations	104,189	73,544	1.42	(118,499)	73,544	(1.61)	110,096	70,536	1.56
From discontinued operations (Note 17)	—	73,544	—	17,532	73,544	0.24	98,594	70,536	1.40

	104,189	73,544	1.42	(100,967)	73,544	(1.37)	208,690	70,536	2.96
Net profit/(loss) attributable to preferred shares	142	100	1.42	(137)	100	(1.37)	296	100	2.96

Net profit/(loss) attributable to equity holders	104,331			(101,104)			208,986
Effect of dilutive convertible bonds	(80,632)	55,499		—	—		—	—

Diluted earnings/(loss) per share: (Note)
Net profit/(loss) attributable to ordinary shares, including assumed exercise:
From continuing operations	23,557	129,043	0.18	(118,499)	73,544	(1.61)	110,096	70,536	1.56
From discontinued operations (Note 17)	—	129,043	—	17,532	73,544	0.24	98,594	70,536	1.40

	23,557	129,043	0.18	(100,967)	73,544	(1.37)	208,690	70,536	2.96
Net profit/(loss) attributable to preferred shares, including assumed exercise	142	100	1.42	(137)	100	(1.37)	296	100	2.96

Note:

There were no potential dilutive ordinary shares during the years ended March 31, 2013 and 2012.

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders deducting the profit shared by preferred shares, and on the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Dilutive potential ordinary shares comprise convertible debt and warrants. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense and changes in fair value of derivative components of convertible debt less the tax effect, if applicable. For the warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company’s shares) based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants.

Note 16—Dividend

No dividends were paid, declared or proposed during the years ended March 31, 2014, 2013 and 2012.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Discontinued Operations

As detailed in note 2(a) to the consolidated financial statements, as a result of the disposal of HK CFC (as defined in note 40) and Qiqihar CFC (as defined in note 40), the Group discontinued the Qiqihar Discontinued Operations. The financial information relating to the Qiqihar Discontinued Operations is set out below:

(i) Financial performance information for the year ended March 31:

	2014 HK$’000	2013 HK$’000		2012 HK$’000
Revenue	—		—		147,896
Cost of sales	—		—		(9,358)

Gross profit	—		—		138,538
Other income and gains, net	—		619		—
Expenses	—		(28,929)		(5,665)

Operating (loss)/profit	—		(28,310)		132,873
Finance income, net	—		8,009		238

(Loss)/profit before income tax	—		(20,301)		133,111
Income tax credits/(expenses)	—		5,355		(34,517)

(Loss)/profit for the year	—		(14,946)		98,594
Gain on disposal of discontinued operations (note 40)	—		32,478		—

Profit from discontinued operations	—		17,532		98,594

Attributable to:
Equity holders of the Company	—		17,532		98,594
Non-controlling interests	—		—		—

	—		17,532		98,594

Earnings per share from the Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	HK$	0.24	HK$	1.40

Diluted	—	HK$	0.24	HK$	1.40

(ii) Cash flows information for the year ended March 31:

	2014 HK$’000	2013 HK$’000	2012 HK$’000
Operating cash flows	—	174,955	(120,079)
Investing cash flows	—	(30,324)	(1,581)
Financing cash flows	—	—	—

Total cash flows	—	144,631	(121,660)

In addition to the above, there was a net outflow of cash and cash equivalents in respect of the disposal of HK CFC (as defined in note 40) and Qiqihar CFC (as defined in note 40) of HK$176,917,000 which was further discussed in note 40 to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Financial position information as at date of the Disposals:

Details of financial position information of Qiqihar Discontinued Operations as at date of its disposal are set out in note 40 to the consolidated financial statements.

Note 18—Investment Properties

	2014 HK$’000	2013 HK$’000
At fair value
At beginning of the year	553,633	542,598
Exchange difference	10,047	3,662
Transferred from investment properties under construction (Note 19)	26,933	—
Increase in fair values	18,296	7,373

At end of the year	608,909	553,633

The following amounts have been recognized in the consolidated income statement for investment properties:

	2014 HK$’000	2013 HK$’000
Rental income	1,201	1,080
Direct operating expenses arising from investment properties that generate rental income	(60)	(54)

	1,141	1,026

As at March 31, 2014 and 2013, the Group had no unprovided contractual obligations for future repairs and maintenance.

An independent valuation of the Group’s investment properties was performed by an independent firm of professional property valuers, Savills Valuation and Professional Services Limited, to determine the fair values of the investment properties as at March 31, 2014, on market value basis, at HK$608,909,000 (2013: HK$553,633,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The increase in fair value of the investment properties amounted to HK$18,296,000 (2013: HK$7,373,000) has been credited to other gains/(losses), net of the consolidated income statement.

The investment properties and investment properties under construction of the Group were carried at fair values, by valuation method, which are categorized into different fair value hierarchy levels, and are defined as follows:

•	Quoted prices in active markets for identical assets (level 1).

•	Significant other observable inputs (level 2).

•	Significant unobservable inputs (level 3).

As one or more of the significant inputs is not based on observable market data, the investment properties and investment properties under construction of the Group are categorized as level 3.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s policy is to recognize transfers between fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. As at March 31, 2014 and 2013, the Group did not have any investment properties and investment properties under construction categorized as level 1 or level 2 and there were no transfers among levels 1, 2 and 3 during the years ended March 31, 2014 and 2013.

The Group’s investment properties and investment properties under construction were valued at March 31, 2014 and 2013 by independent professional qualified valuers who hold a recognized relevant professional qualification and have recent experience in the locations and segments of the investment properties and investment properties under construction valued. For all investment properties and investment properties under construction, their current use equates to the highest and best use.

The Group’s finance department includes a team that review the valuations performed by the independent valuers. Discussions of valuation processes and results are held between the Chief Financial officer, the valuation team and valuers at least once a year, in line with the Group’s annual reporting dates. As at March 31, 2014 and 2013, the fair values of the investment properties and investment properties under construction have been determined by Savills Valuation and Professional Services Limited.

At each financial year end the finance department:

•	Verifies all major inputs to the independent valuation report;

•	Assess property valuations movements when compared to the prior year valuation report;

•	Hold discussions with the independent valuers.

The fair value of certain investment properties in China Northeast Logistics City—Tieling amounted to HK$15,603,000 (2013: fair value of an investment property under construction in China Northeast Logistics City—Tieling amounted to HK$5,685,000) was determined by using the income capitalization method, which was valued by capitalizing the estimated market rental for the unexpired land use term. The capitalization rate adopted was ranged from 7% to 8% (2013: 8%) and the monthly market rental used was ranged from RMB3.5 to RMB14.0 (2013: RMB3.5) per month per square meter. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value. The valuation method for an investment property under development also included the estimated cost of completion in the calculation as the remaining percentage of completion.

The fair value of an investment property in China Northeast Logistics City—Dezhou amounted to HK$10,696,000 (2013: Nil) was determined by using deprecated replacement cost (“DRC”) approach. DRC is based on an estimate of the current replacement costs of improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The DRC approach generally provides the most reliable indication of value of the properties in the absence of known market based on comparable sales. The DRC is subject to adequate potential profitability of the business.

The fair value of certain investment properties in China Northeast Logistics City—Tieling amounted to HK$582,610,000 (2013: fair value of certain investment properties amounted to HK$553,633,000 and an investment property under construction amounted to HK$9,392,000 in China Northeast Logistics City—Tieling) was determined by using direct comparison approach with reference to the comparable market transactions as available in the relevant markets assuming sales with the benefit of immediate vacant possession. The valuation method for an investment property under development also included the estimated cost of completion in the calculation as the remaining percentage of completion.

There were no changes to the valuation techniques during the years ended March 31, 2014 and 2013.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s investment properties are either rented or intended to be rented out under operating leases.

All the Group’s investment properties are located in the PRC and the land, at which these investment properties are located, was held under leases of 40 years.

Note 19—Investment Properties Under Construction

	2014 HK$’000	2013 HK$’000
At fair value
At beginning of the year	15,077	14,854
Exchange difference	293	100
Additions	10,542	301
Interest capitalized	1,021	967
Transferred to investment properties (Note 18)	(26,933)	—
Decrease in fair values	—	(1,145)

At end of the year	—	15,077

As at March 31, 2014 and 2013, the Group had no unprovided contractual obligations for future repairs and maintenance.

An independent valuation of the Group’s investment properties under construction was performed by an independent firm of professional property valuers, Savills Valuation and Professional Services Limited, to determine the fair values of the investment properties under construction as at March 31, 2013, on market value basis, at HK$15,077,000. The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. In the fiscal year ended March 31, 2013, the decrease in fair values of investment properties under construction amounted to HK$1,145,000 has been debited to other gains/(losses), net of the consolidated income statement.

Details of the fair value hierarchy, valuation processes of the Group and valuation techniques of investment properties under construction are set out in note 18 to the consolidated financial statements.

All the Group’s investment properties under construction were located in the PRC and the land, at which these investment properties under constructions located, was held under leases of 40 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2012	73,530	5,543	11,508	14,358	10,686	1,051	116,676
Exchange difference	537	34	77	104	110	157	1,019
Additions	—	777	—	1,794	7,110	28,139	37,820
Disposals of subsidiaries	—	(4,658)	—	(2,917)	(4,115)	(21,944)	(33,634)
Reclassification upon completion	3,485	—	97	—	—	(3,582)	—
Revaluation decrease	(2,720)	—	—	—	—	—	(2,720)

At March 31, 2013 and at April 1, 2013	74,832	1,696	11,682	13,339	13,791	3,821	119,161
Exchange difference	1,483	27	212	238	249	74	2,283
Additions	—	—	—	874	2,416	1,144	4,434
Disposals	—	—	—	(8)	—	—	(8)
Reclassification upon completion	3,277	389	1,373	—	—	(5,039)	—
Revaluation decrease	(3,800)	—	—	—	—	—	(3,800)

At March 31, 2014	75,792	2,112	13,267	14,443	16,456	—	122,070

Comprising:
At cost—March 31, 2013	—	1,696	11,682	13,339	13,791	3,821	44,329
At valuation—March 31, 2013	74,832	—	—	—	—	—	74,832

	74,832	1,696	11,682	13,339	13,791	3,821	119,161

At cost—March 31, 2014	—	2,112	13,267	14,443	16,456	—	46,278
At valuation—March 31, 2014	75,792	—	—	—	—	—	75,792

	75,792	2,112	13,267	14,443	16,456	—	122,070

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2012	—	580	1,641	3,282	2,446	—	7,949
Exchange difference	42	8	17	30	28	—	125
Depreciation from continuing operations charged for the year	2,678	797	1,159	1,442	1,745	—	7,821
Depreciation from Qiqihar Discontinued Operations charged for the year	—	256	—	179	334	—	769
Eliminated on disposals of subsidiaries	—	(931)	—	(448)	(549)	—	(1,928)
Eliminated on revaluation	(2,720)	—	—	—	—	—	(2,720)

At March 31, 2013 and at April 1, 2013	—	710	2,817	4,485	4,004	—	12,016
Exchange difference	118	10	50	76	70	—	324
Depreciation charged for the year	3,682	452	1,182	2,550	2,201	—	10,067
Eliminated on disposals	—	—	—	(4)	—	—	(4)
Eliminated on revaluation	(3,800)	—	—	—	—	—	(3,800)

At March 31, 2014	—	1,172	4,049	7,107	6,275	—	18,603

Net book amount
At March 31, 2013	74,832	986	8,865	8,854	9,787	3,821	107,145

At March 31, 2014	75,792	940	9,218	7,336	10,181	—	103,467

All the Group’s leasehold land and buildings are located in the PRC and the land, at which these buildings are located, was held under leases of 40 years.

Certain properties of the Group regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and were valued on the basis of depreciated replacement cost (“DRC”) at HK$75,792,000 (March 31, 2013: HK$74,832,000) as there were no comparable market transaction for such properties. Such valuation using DRC has no gain or loss charged to the equity or consolidated income statement for the year.

If the leasehold land and buildings had not been revalued, they would have been included in the consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$75,792,000 (March 31, 2013: HK$74,832,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Land Use Rights

The cost is amortized over the lease period. Amortization expense has been charged to administrative expenses.

	2014 HK$’000	2013 HK$’000
At beginning of the year	80,585	72,606
Exchange difference	1,254	527
Amortization from continuing operations	(3,096)	(2,226)
Additions (Note (i))	885,445	211,695
Refunds of payments from acquisition of land use rights (Note (ii))	(571,800)	(38,748)
Transferred to properties under development (Note 26)	(130,019)	(163,269)

At end of the year	262,369	80,585

Represented by:
Amount included under current assets	184,809	2,178
Amount included under non-current assets	77,560	78,407

	262,369	80,585

Note:

(i)	During the year ended March 31, 2014, the additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logistics City—Dezhou land, China Glorious City—Hengyang land and China Glorious City—Zhoukou land (2013: the additions included certain up-front payments and related costs incurred in acquiring a portion of the China Northeast Logistics City—Tieling Phase II land and China Focus City—Qiqihar land).
(ii)	During the year ended March 31, 2014, majority of the refunds represented governments grants received from the local governments and money received from the local governments for certain payments made and costs incurred in acquiring lands for China Northeast Logistics City—Dezhou, China Glorious City—Hengyang and China Glorious City—Zhoukou (2013: majority of the refunds represented government grants received for certain payments made and costs incurred in acquiring lands for China Northeast Logistics City—Tieling and China Focus City—Qiqihar).

The land use rights are situated in the PRC and held under the lease of between 40 and 70 years.

Note 22—Deposits for Acquisition of Land Use Rights

During the year ended March 31, 2009, the Group, from its continuing operations, disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of RMB101,600,000 (the “Receivables”) to an independent third party (the “Buyer”). During the year ended March 31, 2010, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group was able to utilize the Receivable as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land use rights during the fiscal year ended March 31, 2010 and its amount at March 31, 2014 was approximately HK$127,847,000 (2013: HK$125,556,000).

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB161,409,000 to the PRC local government as a deposit for purchase of a land use right for its project in Dezhou, the PRC, and the deposit as March 31, 2014 was approximately HK$203,107,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, during the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB940,332,000 to the PRC local government as a deposit for purchase of land use rights for its project in Hengyang, the PRC. During the fiscal year ended March 31, 2014, an aggregate amount of RMB597,168,000 was refunded to the Group and the remaining amount at March 31, 2014 was approximately HK$431,815,000.

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB23,500,000 to the PRC local government as a deposit for purchase of a land use right for its project in Zhoukou, the PRC, and the deposit at March 31, 2014 was approximately HK$29,571,000.

Note 23—Interest in an Associate

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Non-current assets:
Unlisted investment, at cost	28,686	28,686
Share of losses of an associate	(6,706)	(4,448)
Exchange difference	2,542	2,060

Share of net assets	24,522	26,298

Financial information of the associate for the years ended March 31, 2014 and March 31, 2013 was summarized as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Current assets	4,685	7,123
Non-current assets	207,941	166,377
Current liabilities	(135,912)	(93,158)

Equity	76,714	80,342

	2014 HK$’000	2013 HK$’000
Turnover	—	—

Net loss	(5,646)	(4,016)

At March 31, 2014, details of the Group’s investment in an associate are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %		Principal activities
			2014	2013
Tieling Motor Vehicles Trading Co., Ltd.*	The People’s Republic of China	Registered capital of RMB75,000,000	40%	40%	Property development and investment

*	For identification purpose only.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24—Deferred Income Tax

The major deferred tax liabilities/(assets) recognized by the Group and movements thereon during the current year and prior year are as follows.

Deferred tax assets:

Tax losses HK$’000
At April 1, 2012	—
Net credit to the consolidated income statement for the year	(6,490)
Exchange difference	(39)
Disposal of subsidiaries (Note 40)	6,529

At March 31, 2013 and at April 1, 2013	—
Net credit to the consolidated income statement for the year	(1,211)
Exchange difference	1

At March 31, 2014	(1,210)

Deferred tax liabilities:

Revaluation of leasehold land and buildings and investment properties HK$’000
At April 1, 2012	80,983
Net charge to the consolidated income statement for the year	1,558
Exchange difference	549

At March 31, 2013 and at April 1, 2013	83,090
Net charge to the consolidated income statement for the year	4,722
Exchange difference	1,511

At March 31, 2014	89,323

As at March 31, 2014 and 2013, the deferred taxes recognized by the Group were expected to be recovered in the period of beyond one year. As at March 31, 2014, the Group did not recognize deferred income tax assets of HK$51,717,000 (March 31, 2013: HK$24,504,000) in respect of losses amounting to HK$221,692,000 (March 31, 2013: HK$111,512,000) that can be carried forward against future taxable income as future taxable profits of certain of the Group’s subsidiaries where these losses were incurred were not probable. Losses amounting to HK$43,603,000 (March 31, 2013: HK$39,690,000) can be carried forward indefinitely. Losses amounting to HK$178,089,000 expire by 2019 (March 31, 2013: HK$71,822,000 expired by 2018).

At March 31, 2014, deferred income tax liabilities of HK$36,734,000 (March 31, 2013: HK$33,587,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$734,688,000 as of March 31, 2014 (March 31, 2013: HK$671,740,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 25—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and were held under lease term of 40 to 70 years. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

Note 26—Properties Under Development

	2014 HK$’000	2013 HK$’000
At beginning of the year	931,404	811,000
Exchange difference	14,975	7,198
Additions	361,432	391,576
Interest capitalized	194,710	131,310
Disposals of subsidiaries (Note 40)	—	(354,444)
Transferred from land use rights (Note 21)	130,019	163,269
Transferred to completed properties held for sale	(548)	(218,505)

At end of the year	1,631,992	931,404

All the Group’s properties under development are located in the PRC and the land, at which these properties under development are located, are held under leases of 40 to 70 years.

Note 27—Trade and Other Receivables

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Trade receivables	47,435	53,636
Less: provision for impairment of trade receivables	(24,292)	(4,941)

Trade receivables, net	23,143	48,695
Prepaid expenses	5,897	3,735
Loans receivable (Note (i))	62,917	61,789
China tax receivable	5,959	6,659
Deposits and other receivables (Note (ii))	220,505	312,629
Prepayments for construction costs	18,875	—
Less: provision for impairment of other receivables	(23,908)	—

	313,388	433,507

Note:

(i)	The balance as of March 31, 2014 and 2013 represented a loan, with an effective interest rate of 21% per annum, made to the Qiqihar Buyer (as defined in note 40) as a result of the disposal of Qiqihar CFC during the fiscal year ended March 31, 2013, further details of which are set out in note 40 to the consolidated financial statements.
(ii)	Balance included the following:
(a)	During the year ended March 31, 2012, the Group paid an aggregate amount of approximately RMB43,995,000 to the PRC local government for the land acquisition fees in acquiring a portion of the China Northeast Logistics—Dezhou land. The amount will be refunded upon the receipt of land use right certificates and the carrying amounts as at March 31, 2014 was approximately HK$55,361,000 (2013: HK$54,369,000);
(b)	During the year ended March 31, 2011, the Group paid another deposit of an aggregate amount of approximately RMB25,641,000 to the PRC local government for the land acquisition fees in acquiring another portion of the China Northeast Logistics—Dezhou land. Upon the receipts of the land use rights, the same amount was not applied to the land acquisition fees and the PRC local government agreed to refund the amount back to the Group whereby the same amount was transferred to other receivables. During the fiscal year ended March 31, 2012, an aggregate amount of RMB4,932,000 was refunded to the Group and the remaining amount at March 31, 2014 was approximately HK$26,059,000 (2013: HK$25,592,000);

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	During the fiscal year March 31, 2013, the Company disposed of the entire equity interest in Qiqihar CFC in return for an aggregate consideration of RMB276,923,000. As of March 31, 2014, there was an amount of HK$38,606,000 (March 31, 2013: HK$173,029,000) remained receivable from the Qiqihar Buyer; and
(d)	As at March 31, 2014, the Group had incurred certain expenses on behalf of its tenant located in China Northeast Logistics—Tieling amounted HK$78,295,000 (2013: HK$49,171,000). During the fiscal year ended March 31, 2014, receivables from the tenant amounted to HK$23,908,000 were impaired, as a result of the management’s assessment on the recoverability of these receivables. Subsequent to the date of statement of financial position, the Group has entered into a sale and purchase agreement with the owner of this tenant to acquire the entire equity interest of this tenant from its owner. Further details are set out in note 45 to the consolidated financial statements.

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

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Hong Kong dollars	1,812	1,831
Renminbi	311,576	431,676

	313,388	433,507

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

Movements in the provision for impairment of trade receivables are as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000	March 31, 2012 HK$’000
At beginning of the year	4,941	6,761	2,632
Exchange differences	67	35	139
Provision for/(reversal of) impairment losses	19,284	(1,855)	3,990

At end of the year	24,292	4,941	6,761

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in trade and other receivables of the Group are trade receivables of HK$47,435,000 (2013: HK$53,636,000) and their ageing analysis is as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Not past due	1,750	9,543
1 to 60 days past due	1,812	4,605
61 to 120 days past due	13,367	426
More than 120 days past due	30,506	39,062

	47,435	53,636

As of March 31, 2014, trade receivables of HK$21,393,000 (2013: HK$39,152,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, the mortgage applications by customers would take longer than normally required in the location at which the Group’s subsidiaries are operated and management believes that, despite longer time is required, no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
1 to 60 days past due	1,812	4,605
61 to 120 days past due	13,367	426
More than 120 days past due	6,214	34,121

	21,393	39,152

As March 31, 2014, trade receivables of HK$24,292,000 (2013: HK$4,941,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Not past due	—	—
1 to 60 days past due	—	—
61 to 120 days past due	—	—
More than 120 days past due	24,292	4,941

	24,292	4,941

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in the provision for impairment of other receivables are as follows:

March 31, 2014 HK$’000
At beginning of the year	—
Exchange differences	(29)
Provision for impairment losses	23,937

At end of the year	23,908

Note 28—Restricted and Pledged Bank Deposits and Cash and Cash Equivalents

(a) Restricted and pledged bank deposits

As at March 31, 2014, the Group’s bank balances amounting to approximately HK$24,261,000 (March 31, 2013: HK$22,824,000) were deposited at designated bank accounts in certain banks where these deposits can only be used for the payments of property development costs incurred by the Group, the repayments of the relevant loans, and as guarantee deposits for property ownership certificates not yet transferred from the customers to the banks.

As at March 31, 2014, the Group’s bank balances amounting to approximately HK$12,583,000 (March 31, 2013: HK$12,358,000) and HK$13,842,000 (March 31, 2013: HK$13,594,000), which are pledged for approximately 12 months and approximately 3 years, respectively, and are carried interest at deposit rate of approximately 3% per annum (March 31, 2013: 3% per annum).

The carrying amounts of the Group’s restricted and pledged bank deposits are denominated in RMB.

(b) Cash and Cash Equivalents

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Bank balances and cash	146,192	364,539

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Hong Kong dollars	5,070	84,490
Renminbi	138,528	87,397
United States dollars	2,590	192,648
Others	4	4

	146,192	364,539

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values.

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 29—Trade Payables, Other Payables and Accruals

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Trade payables	413,990	347,865
China taxes payable	6,146	4,585
Accrued payroll and employee benefits	3,274	2,589
Guarantee deposits	108,314	10,148
Accrued charges and other payables (Note)	55,795	18,183

	587,519	383,370

Note:

Balance included the following:

(a)	As at March 31, 2014, an amount of approximately HK$13,888,000 was due to a tenant located in China Northeast Logistics City—Tieling for certain expenses paid on behalf of the Group.

The carrying amounts of trade payables, other payables and accruals approximate their fair values and are denominated in the following currencies:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Hong Kong dollars	4,841	3,859
Renminbi	582,601	379,495
United States dollars	77	16

	587,519	383,370

Note 30—Receipt in advance

As at March 31, 2014 and 2013, receipt in advance represented proceeds received from China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou.

Note 31—Derivative financial liabilities

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Warrants issued in May 2011 (Note (i))	10	2,622
Derivative components of convertible bonds (Note (ii))	287,893	277,157
Warrants issued in August 2012 (Note (iii))	24,364	34,743

	312,267	314,522

Note:

(i)	On May 11, 2011, the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary shares. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrants to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$6,988,000. As at March 31, 2014, these warrants were recognized at fair value at HK$10,000 (March 31, 2013: HK$2,622,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of the warrants as at May 11, 2011 were determined using the binomial valuation model and the Black-Scholes model. The significant inputs into the models were volatility of 77.72%, dividend yield of 0%, risk-free interest rate of 0.97% per annum, projected adjusted EBITDA of HK$137.9 million and standard deviation on adjusted EBITDA of 1.62.

The fair values of the warrants as at March 31, 2014 and 2013 were determined using the binomial valuation model and the Black-Scholes model. The significant inputs into the models were volatility of 76% (2013: 80%), dividend yield of 0% (2013: 0%) and risk-free interest rate of 0.031% (2013: 0.54%) per annum.

(ii)	Derivative components of convertible bonds comprised of:

(a)	On August 15, 2012, the Company issued the 2017 CBs (as defined in note 33(a)) to Willis Plus Limited, a company owned by majority shareholders of the Company. The 2017 CBs have been bifurcated into a derivative and a liability component. Details of the derivative component of the 2017 CBs are set out in note 33(a) to the consolidated financial statements. As at March 31, 2014, the derivative component of the 2017 CBs was recognized at fair value at HK$196,525,000 (March 31, 2013: HK$277,157,000); and
(b)	During the fiscal year ended March 31, 2014 on December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued the 2016 CBs (as defined in note 33(b)) to certain independent third parties, an existing shareholder and one of the majority shareholders. The 2016 CBs have been bifurcated into derivative and liability components. Details of the derivative component of the 2016 CBs are set out in note 33(b) to the consolidated financial statements. As at March 31, 2014, the derivative components of the 2016 CBs were recognized at fair values at HK$91,368,000.

(iii)	On August 15, 2012, together with the 2017 CBs (as defined in note 33(a)) issued by the Company, the Company issued warrants to Willis Plus Limited, a company owned by majority shareholders, to purchase 6,000,000 ordinary shares of the Company at an exercise price of US$1.2973 with a term of five years. These warrants are exercisable from first anniversary from date of issuance. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$26,267,000. As at March 31, 2014, these warrants were recognized at fair value at HK$24,364,000 (March 31, 2013: HK$34,743,000).

The fair values of the warrants as at August 15, 2012 were determined using the binomial valuation model (“Binomial model”). The significant inputs into the models were volatility of 74%, dividend yield of 0% and risk-free interest rate of 0.8% per annum.

The fair values of the warrants as at March 31, 2014 and 2013 were determined using the Binomial model. The significant inputs into the models were volatility of 80% (2013: 80%), dividend yield of 0% (2013: 0%) and risk-free interest rate of 1.15% (2013: 0.54%) per annum.

Note 32—Bank and Other Borrowings

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Current
Short-term bank loan—Secured	138,417	114,928
Portion of long-term bank loans repayable within one year—Secured	164,842	171,775
Other borrowings—Unsecured	417,584	—

	720,843	286,703

Non-current
Portion of long-term bank loans repayable after one year—Secured	386,309	237,271
Other borrowings—Unsecured	—	60,000

	386,309	297,271

Total bank and other borrowings	1,107,152	583,974

The interest-bearing bank borrowings are carried at amortized cost. The Group does not have any bank borrowings which contain a repayable on demand clause.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s bank and other borrowings are repayable as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Within 1 year	720,843	286,703
Between 1 and 2 years	330,942	162,570
Between 2 and 5 years	55,367	134,701

	1,107,152	583,974

Some of the banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group was to breach the covenants the drawn down facilities would become repayable on demand.

The Group regularly monitors its compliance with these covenants and is up to date with the scheduled repayments of the term loans. Further details of the Group’s management of liquidity risk are set out in Note 6(c) to the consolidated financial statements. As at March 31, 2014, none of the covenants relating to drawn down facilities had been breached (As at March 31, 2013: Nil).

The carrying amounts of bank borrowings approximate their fair values. All bank borrowings are denominated in RMB (March 31, 2013: All bank borrowings are denominated in RMB) and of which HK$676,985,000 (March 31, 2013: HK$425,111,000) are carried at variable interest rates ranged from approximately 6.3% to 8.3% per annum (March 31, 2013: 7.0% to 8.0% per annum) and the remaining HK$12,583,000 (March 31, 2013: HK$98,863,000) are carried at fixed interest rate of 7.8% per annum (March 31, 2013: 7.0% per annum). The bank borrowings are secured by certain assets of the Group (Note 37).

The carrying amounts of other borrowings approximate their fair values. Other borrowings of HK$103,000,000 (March 31, 2013: HK$60,000,000) and HK$314,584,000 (March 31, 2013: Nil) are denominated in HKD and RMB, respectively, and are carried at fixed interest rate ranged from approximately 11.0% to 20.0% per annum (March 31, 2013: 18.0% per annum). The other borrowings are unsecured.

As at March 31, 2014, bank borrowings with carrying amount of approximately HK$214,546,000 (March 31, 2013: HK$75,383,000) were guaranteed by a director and a shareholder.

Note 33—Convertible Bonds

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
2017 CBs (Note (a))	356,246	306,669
2016 CBs (Note (b))	155,900	—

	512,146	306,669

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a) 2017 CBs

During the fiscal year ended March 31, 2013 on August 15, 2012, the Company issued (1) US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds due on August 15, 2017 (the “2017 CBs”) and (2) warrants to purchase 6,000,000 ordinary shares of the Company (“August 2012 Warrants”), to Willis Plus Limited, a company owned by majority shareholders of the Company (the “Bondholder”). In addition, the Bondholder has options to convert the 2017 CBs into the ordinary shares of the Company or require the Company to redeem all, but not less than all, of such holder’s 2017 CBs on August 15, 2015. The 2017 CBs are convertible into 55,499,028 ordinary shares of the Company at an initial conversion price of US$1.0811 per share from its first anniversary at the option of the Bondholder.

The fair value of the derivative component of the 2017 CBs was estimated at the issuance date using Binomial Model and its changes in fair value is recognized in the consolidated income statement. The liability component is the difference between the face value of the 2017 CBs and the sum of the fair values of the derivative component of the 2017 CBs and August 2012 Warrants at date of their issuance.

The 2017 CBs recognized in the statement of financial position is calculated as follows:

	Liability component HK$’000	Derivative component HK$’000	August 2012 Warrants HK$’000	Total HK$’000
Fair values at issuance	308,545	169,447	28,423	506,415
Deferred losses upon issue	(23,405)	(12,854)	(2,156)	(38,415)
Transaction costs (Note)	(10,598)	—	—	(10,598)
Increase in fair value of derivative component/August 2012 Warrants	—	118,950	8,206	127,156
Amortization of deferred loss on derivative component/August 2012 Warrants	—	1,614	270	1,884
Interest expense	64,887	—	—	64,887
Interest paid	(32,760)	—	—	(32,760)

At March 31, 2013 and at April 1, 2013	306,669	277,157	34,743	618,569
Decrease in fair value of derivative component/August 2012 Warrants	—	(83,203)	(10,811)	(94,014)
Amortization of deferred loss on derivative component/August 2012 Warrants	—	2,571	432	3,003
Interest expense	115,097	—	—	115,097
Interest paid	(65,520)	—	—	(65,520)

Liability component at March 31, 2014	356,246	196,525	24,364	577,135

The liability component of the 2017 CBs is carried at amortized cost at an effective interest rate of 37.2% per annum.

The fair value of the derivative component of the 2017 CBs as at March 31, 2014 was determined using the Binomial model. The significant inputs into the models were volatility of 80% (March 31, 2013: 80%), dividend yield of 0% (March 31, 2013: 0%) and risk-free interest rate of 1.15% (March 31, 2013: 0.54%) per annum.

As of March 31, 2014, the fair values of the liability component of the 2017 CBs were approximately HK$450,029,000 (March 31, 2013: HK$450,544,000), using a discount rate of 29% (March 31, 2013: 25%).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the terms of the 2017 CBs, the Company undertakes to comply with financial covenants as follows:

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

The Company obtained a waiver from the holders of the 2017 CBs in respect of any non-compliance of the above covenants during the previous fiscal year and the fiscal year ended March 31, 2014 confirming there is no breach of covenants for the years end March 31, 2013 and 2014.

Note:

During the fiscal year ended March 31, 2013, total transaction costs directly attributable to the issuance of the 2017 CBs amounted to HK$17,394,000 of which HK$10,598,000 was attributable to liability component of the 2017 CBs and has been capitalized. The remaining HK$6,796,000 was attributable to derivative component of the 2017 CBs and has been expensed to the consolidated income statement during the fiscal year ended March 31, 2013.

(b) 2016 CBs

During the fiscal year ended March 31, 2014 on December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued an aggregate amount of US$30,000,000, 10 per cent convertible bonds due 2016 convertible into ordinary shares of the Company (the “2016 CBs”) to certain independent third parties, an existing shareholder and one of the majority shareholders, where US$15,000,000 of which was issued to the majority shareholder. All (but not less than all) of the principal amounts of the 2016 CBs of each of the investors will be convertible into ordinary shares of the Company at an initial conversion price per share equal to US$1.30. The 2016 CBs are convertible during their entire tenure. Based on such initial conversion price, 23,076,919 of the Company’s ordinary shares are issuable upon conversion of the 2016 CBs.

The fair value of the derivative component of the 2016 CBs was estimated at the issuance date using Binomial model and its changes in fair value is recognized in the consolidated income statement. The liability component is the difference between the face value of the 2016 CBs and the sum of the fair values of the derivative component of the 2016 CBs at date of their issuance.

The 2016 CBs recognized in the statement of financial position is calculated as follows:

	Liability component HK$’000	Derivative component HK$’000	Total HK$’000
Fair values at issuance	162,787	94,020	256,807
Deferred losses upon issue	(14,417)	(8,390)	(22,807)
Transaction cost (Note)	(224)	—	(224)
Increase in fair value of derivative component	—	5,281	5,281
Amortization of deferred loss on derivative component	—	457	457
Interest expense	7,754	—	7,754

At March 31, 2014	155,900	91,368	247,268

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Each of the liability components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 are carried at amortized cost at an effective interest rate of 28.2%, 29.5% and 32.3% per annum, respectively.

The fair value of each of the derivative components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 at each of their issuance dates were determined using the Binomial model. Each of their respective significant inputs into the model were volatility of 80%, 80% and 80%, dividend yields of 0%, 0% and 0%, and risk-free interest rates of 0.73%, 0.73% and 0.90% per annum, respectively.

The fair value of the derivative components of the 2016 CBs as at March 31, 2014 was determined using the Binomial model. The significant inputs into the models were volatility of 80%, dividend yield of 0% and risk-free interest rate of 0.91% per annum.

The fair values of liability components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 at their respective issuance dates were approximately HK$82,384,000, HK$27,199,000 and HK$53,204,000, respectively, using discount rates of 26%, 27% and 29%, respectively. The fair value of liability components of the 2016 CBs as at March 31, 2014 was HK$164,135,000, using a discount date of 29%.

The 2016 CBs do not contain any financial covenants.

Note:

During the current fiscal year, total transaction costs directly attributable to the issuance of the 2016 CBs amounted to HK$352,000 of which HK$224,000 was attributable to liability component of the 2016 CBs and has been capitalized. The remaining HK$128,000 was attributable to derivative component of the 2016 CBs and has been expensed to the consolidated income statement during the current fiscal year.

Note 34—Share Capital

	Number of shares		Share capital
	2014 ‘000	2013 ‘000	2014 HK$000	2013 HK$000
Authorized:
Preferred share at US$0.001 each at end of year	200	200	2	2

Ordinary share at US$0.001 each at end of year	1,000,000	1,000,000	7,793	7,793

	Number of shares		Share capital
	2014 ‘000	2013 ‘000	2014 HK$000	2013 HK$000
Issued and fully paid:
Preferred share
At beginning and at end of the year	100	100	1	1

Ordinary shares
At beginning and at end of year	73,544	73,544	572	572

The Company’s share capital consists of ordinary shares and preferred shares.

Note 35—Non-Controlling Interests

The total non-controlling interests for the current fiscal year is HK$32,668,000 (2013: HK$28,171,000), which is attributable solely to China Northeast Logistics City—Dezhou (“Dezhou Group”).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and short term deposits of HK$9,244,000 are held in China and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

Set out below are the summarized financial information for Dezhou Group that has non-controlling interests that are material to the Group. There was no transactions with non-controlling interests during the fiscal year ended March 31, 2014 and 2013.

Summarized statement of financial position	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Current
Assets	1,334,113	888,707
Liabilities	(740,180)	(282,985)

Total current assets	593,933	605,722

Non-current
Assets	16,157	6,316
Liabilities	(392,300)	(424,230)

Total non-current liabilities	(376,143)	(417,914)

Net assets	217,790	187,808

Summarized income statement	2014 HK$’000	2013 HK$’000
Revenue	191,501	273,195
Profit before income tax	48,094	57,965
Income tax expense	(28,409)	(20,419)
Post-tax profit	19,685	37,546
Other comprehensive income	10,297	3,677

Total comprehensive income	29,982	41,223

Total comprehensive income allocated to non-controlling interests	4,497	6,184

Summarized cash flows	2014 HK$’000	2013 HK$’000
Cash flows from operating activities
Cash used in operations	(252,994)	(177,983)
Interest paid	(30,216)	(2,060)
Interest received	432	676
Income tax paid	(6,419)	(10,976)

Net cash used in operating activities	(289,197)	(190,343)
Net cash used in investing activities	(10,882)	(4,405)
Net cash generated from financing activities	281,175	46,285

Net decrease in cash and cash equivalents	(18,904)	(148,463)
Cash and cash equivalents at beginning of year	29,641	177,889
Effect on foreign exchange rate changes	523	215

Cash and cash equivalents at end of year	11,260	29,641

The financial information above is presented before inter-company eliminations.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 36—Share Incentive Plan

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

(2)	In the case of a Nonstatutory Stock Option, the per share exercise price shall be such price as is determined by the administrator, provided that, if the per share exercise price is less than 100% of the Fair Market Value (as defined below) on the date of grant, it shall otherwise comply with all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable United States federal or state laws, any stock exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where options or restricted stock are granted under the 2011 Share Incentive Plan or participants reside or provide services, as such laws, rules, and regulations shall be in effect from time to time; and

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

No share option has been granted under the 2011 Share Incentive Plan since its adoption.

Note 37—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Land use rights	53,683	24,577
Investment properties	524,726	553,633
Completed properties held for sale	23,302	24,368
Property, plant and equipment	—	57,080
Properties under development	244,850	27,201
Pledged bank deposits (Note 28)	26,425	25,952

	872,986	712,811

Note 38—Capital Commitments

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Capital injection in respect of investment in a subsidiary in the PRC	12,583	78,000

Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	576,140	212,311

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 39—Notes to the Consolidated Cash Flows Statements

Major Non-Cash Transactions

The Group has the following major non-cash transactions:

(i)	During the fiscal year ended March 31, 2012, the deposit of approximately HK$31,125,000 was transferred to other receivables upon the receipt of land use right certificates pending for refund from the PRC local government and there was no cash involved in this transaction.

(ii)	During the fiscal year ended March 31, 2012, the Group paid an aggregate amount of RMB238,371,000 to the PRC local government as a deposit for purchase of a land use right for its project in Qiqihar, the PRC, and an aggregate amount of RMB117,897,000 was refunded to the Group during the same year. At March 31, 2012, the remaining amount was approximately HK$147,893,000. During the fiscal year ended March 31, 2013, the deposits of approximately HK$148,042,000 were transferred to land use rights upon the receipt of land use right certificates and there was no cash involved in this transaction.

(iii)	During the fiscal year ended March 31, 2013, the Company has disposal of its interests in HK CFC (as defined in note 40) and Qiqihar CFC (as defined in note 40), and the considerations of which was partially satisfied by certain receivables and payables. Further details are set out in note 40 to the consolidated financial statements.

Note 40—Disposal of Subsidiaries

During the fiscal year ended March 31, 2013, the Company entered into an agreement (the “S&P Agreement”) with an independent third party (the “Qiqihar Buyer”) to dispose of its entire 100% equity interest in China Focus City (H.K.) Holdings Limited (“HK CFC”) and 75% equity interest in China Focus City Holdings (Group) Co., Ltd. (“Qiqihar CFC”). Under the terms of the S&P Agreement, the Qiqihar Buyer agreed to pay the Company a fixed income at a rate of 21% per annum on the Company’s remaining 25% equity investment, representing 25% of the initial investment cost in Qiqihar CFC, in return the Company gave up its rights and obligations to share profits and to bear losses of Qiqihar CFC so arising in the future for indefinite period. In addition, the Qiqihar Buyer has the right, at its own discretion, to purchase from the Company its remaining 25% equity interest in Qiqihar CFC at cost. As a result, the disposal of 75% equity interest in Qiqihar CFC has been accounted for as if 100% equity interest of Qiqihar CFC has been disposed of by the Company and the remaining 25% interest has been accounted for as a loan to the Qiqihar Buyer.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of the net assets on the date which HK CFC and Qiqihar CFC were being disposed of:

HK$’000
Net assets disposed of:
Property, plant and equipment (Note 20)	31,706
Deposit for acquisition of land use rights	156,814
Deferred tax assets (Note 24)	6,529
Properties under development (Note 26)	354,444
Trade and other receivables	318,411
Available-for-sale financial assets	4,937
Cash and cash equivalents	263,315
Trade payables, other payables and accruals	(284,084)
Receipt in advance	(483,794)
Current income tax liabilities	(36,238)

Net assets	332,040
Gain on disposal of subsidiaries, net of related tax (Note 17)	32,478

364,518

Satisfied by:
Cash	86,398
Other payables undertaken by Qiqihar Buyer	98,741
Other receivables	156,657
Loan receivable	61,713

Total consideration	403,509
Less: Income tax expense, related to the gain on disposal of subsidiaries	(38,991)

364,518

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

Cash consideration received	86,398
Cash and bank balances disposed of	(263,315)

Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	(176,917)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 41—Operating Lease Arrangements

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Operating leases which expire:
Within one year	1,678	10,134
In the second to fifth year inclusive	3,128	60

	4,806	10,194

The Group as lessor

Property rental income earned during the year was HK$4,774,000 (2013: HK$4,959,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	March 31, 2014 HK$’000	March 31, 2013 HK$’000
Within one year	1,221	1,617
In the second to fifth year inclusive	1,462	18

	2,683	1,635

Note 42—Contingent Liabilities

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. be dissolved and liquidated, whereby Man Sang Holdings, Inc. had been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at years ended March 31, 2014 and 2013 is remote. Accordingly, no accrual has been made.

Save as disclosed above and elsewhere in the consolidated financial statements, the Group had no other significant contingent liabilities at March 31, 2014 and 2013.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 43—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2014 HK$’000	2013 HK$’000	2012 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit	3,714 15	7,550 38	10,135 42

		3,729	7,588	10,177
An entity which is controlled by a majority shareholder of the Company	Operating lease rental and management fees on rented premises	367	298	—
	Design fees in respect of a property development project	1,121	—	—
	Interest expenses arising from convertible bonds	115,097	64,887	—
A majority shareholder	Interest expenses arising from convertible bonds	2,494	—	—

Save as disclosed in notes 31, 32, 33 and 40 to the consolidated financial statements, there were no other significant related party transactions.

Note 44—Balances with Related Parties and Equity Holders

The loan from a non-controlling interest of HK$58,800,000 was unsecured and interest-free which is not repayable within one year as at March 31, 2014.

The Group also had the following significant balances with other related parties.

Related party relationship	Nature of transaction	March 31, 2014 HK$’000	March 31, 2013 HK$’000
An entity which is controlled by a majority shareholder of the Company	Convertible bonds Bond interest payables	468,000 41,107	468,000 41,107
A majority shareholder	Convertible bonds Bond interest payables	117,000 1,346	— —

Save as disclosed above, there were no other significant balances with related parties.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 45—Post Balance Sheet Events

On May 20, 2014, the Group has completed the acquisition of the entire equity interest in Tieling Shengtai Hotel Co., Ltd. for a consideration of RMB15,000,000 plus trade and other receivables due from and other payables due to the Group as at the acquisition date. At the date of the financial statements are authorised for issue, the Group is in the process of gathering information and has not commenced the initial accounting for this business combination. The Group expects to be in a position to report the nature and financial effect of this business combination when it issues its 2015 interim financial statement.

Note 46—US Dollar Equivalents

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 47—Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2014 and 2013 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2014	2013
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	100%	Inactive

China Metro-Rural Limited	British Virgin Islands	Ordinary shares US$1	100%	100%	Investment holding

China Metro-Rural Exchange Limited	Hong Kong	Ordinary shares HK$10,000	100%	100%	Investment holding

China Northeast Logistics City Co., Ltd. ^ (Note (ii))	PRC	Registered capital US$35,000,000	100%	100%	Operating of agricultural logistic platform

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB500,000	100%	100%	Provision of property management and related service

Tieling Northeast City Motor Vehicle Trading Co., Ltd.^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Shenyang Jiataihe Investmnets Co., Ltd.^	PRC	Registered capital RMB20,000,000	100%	100%	Not yet commenced operation

China Metro-Rural Development Limited	Hong Kong	Ordinary shares HK$100	85%	85%	Investment holding

China Northeast Logistics City Dezhou Co., Ltd.^ (Note (ii))	PRC	Registered capital US$49,990,000	85%	85%	Operating of agricultural logistic platform

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2014	2013
Dezhou Northeast City Property Co., Ltd.^	PRC	Registered capital RMB50,000,000	85%	85%	Not yet commenced operation

Dezhou North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB2,000,000	85%	85%	Not yet commenced operation

Dezhou North Asia Property Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB30,000,000	85%	—	Not yet commenced operation

China Northeast Logistics City Shenzhen Co., Ltd.^	PRC	Registered capital RMB10,000,000	100%	100%	Management company

China Glorious City Construction Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Not yet commenced operation

China Glorious City Development Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

China Glorious City (Hengyang) Co., Ltd.^ (Note (ii))	PRC	Registered capital US$30,000,000	100%	100%	Operating of logistic platform and rural urban city re-development businesses

Hengyang Huayan Property Co., Ltd.^ Note (iii))	PRC	Registered capital RMB30,000,000	100%	—	Not yet commenced operation

Hengyang Huaqian Property Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB20,000,000	100%	—	Not yet commenced operation

Hengyang Glorious City Business Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB17,000,000	100%	—	Not yet commenced operation

Hengyang Glorious City Logistics Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB1,300,000	100%	—	Not yet commenced operation

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2014	2013
China Glorious City Investments Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holdings

China Glorious City Investments (Zhoukou) Co., Ltd.^ (Note (ii), (iii))	PRC	Registered capital US$20,000,000	100%	—	Not yet commenced operation

Zhoukou China Glorious Property Co., Ltd.^ (Note (iii))	PRC	Registered capital RMB10,000,000	100%	—	Not yet commenced operation

China Glorious City Strategic Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

China Glorious City Strategic (Zhoukou) Co., Ltd. ^ (Note (ii), (iii))	PRC	Registered capital US$20,000,000	100%	—	Not yet commenced operation

Zhoukou Huayu Industries Co., Ltd. ^ (Note (iii))	PRC	Registered capital RMB10,000,000	100%	—	Not yet commenced operation

Note:

(i):	The Company directly holds China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.
(ii):	These subsidiaries registered or operated in the PRC are wholly foreign owned enterprises.
(iii):	Incorporated/registered during the current year.

The symbol of “ ^ ” represents the English name of the subsidiary for identification purpose only.