Form 20-F
period 2015-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2015-07-31
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

As of March 31, 2015 there were 73,543,782 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

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

PRESENTATION OF FINANCIAL INFORMATION

This is our sixth filing as a foreign private issuer on Form 20-F, and the sixth filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited, occurred during the year ended March 31, 2010, has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

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

ii

The results of the continuing operations are presented in the consolidated income statements for each of the three years ended March 31, 2015. However, discontinued operations are presented in the consolidated income statements for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations.

Percentages and some amounts in this Annual Report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.8 to US$1.0, representing the rate for U.S. dollars in New York for cable transfers in Hong Kong dollars as certified for custom purposes by Federal Reserve Bank of New York. On July 24, 2015, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7513 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this Annual Report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this Annual Report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.20 to US$1.00. On July 24, 2015, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.2095 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report which are not historical facts may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including those described under “Risk Factors” beginning on page 9 of this Annual Report.

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

On November 30, 2012, the Company disposed of the entire equity interest in HK CFC and, in effect, disposed of the entire equity interest in Qiqihar CFC, which currently represented the Company’s entire rural-urban migration and city re-development business in Qiqihar. Upon the disposal of HK CFC and Qiqihar CFC, the Group has discontinued its rural-urban migration and city re-development business in Qiqihar, or Qiqihar Discontinued Operations. The summary of consolidated income statement re-presents the results of continuing operations, where the results of HK CFC and Qiqihar CFC are accounted for as discontinued operations net of taxation for all years presented.

The selected consolidated statements of operation data of the Group presents the results for the five years ended March 31, 2015, 2014, 2013, 2012 and 2011 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements of the Group for the years ended March 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated income statements of the Group for the years ended March 31, 2012 and 2011 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 18, 2013.

	For the years ended March 31,
	2015		2014		2013		2012		2011
	(HK$ in thousands, except for number of shares and per share data)
Income Statements Data:
Continuing Operations:
Revenue		1,400,753		387,016		284,759		765,872		581,573
Cost of sales		(817,112)		(133,105)		(217,955)		(467,195)		(352,265)

Gross profit		583,641		253,911		66,804		298,677		229,308
Other income, net		2,888		16,685		67,535		61,363		68,234
Other gains/(losses), net		40,584		101,412		(69,617)		6,828		120,456
Selling expenses		(35,304)		(31,171)		(32,254)		(24,212)		(22,436)
Administrative expenses		(252,334)		(154,948)		(112,504)		(117,922)		(64,748)

Operating profit/(loss)		339,475		185,889		(80,036)		224,734		330,814
Finance income/(costs)—net		7,842		10,492		4,384		389		(3,124)
Share of loss of an associate		(12,813)		(2,258)		(1,606)		(2,456)		(386)

Profit/(loss) before income tax		334,504		194,123		(77,258)		222,667		327,304
Income tax expenses		(280,455)		(86,839)		(35,746)		(90,202)		(124,630)

Profit/(loss) for the year from continuing operations		54,049		107,284		(113,004)		132,465		202,674
Discontinued operations:
Profit for the year from discontinued operations, net of tax		—		—		17,532		98,594		29,878

Profit/(loss) for the year		54,049		107,284		(95,742)		231,059		232,552

Attributable to:
Equity holders of the Company		61,246		104,331		(101,104)		208,986		227,346
Non-controlling interests		(7,197)		2,953		5,632		22,073		5,206

		54,049		107,284		(95,742)		231,059		232,552

Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year:
Basic earnings/(loss) per share
From continuing operation	HK$	0.83	HK$	1.42	HK$	(1.61)	HK$	1.56	HK$	3.17
From discontinued operations		—		—	HK$	0.24	HK$	1.40	HK$	0.37

	HK$	0.83	HK$	1.42	HK$	(1.37)	HK$	2.96	HK$	3.54

Diluted earnings/(loss) per share
From continuing operation	HK$	0.04	HK$	0.18	HK$	(1.61)	HK$	1.56	HK$	3.17
From discontinued operations		—		—	HK$	0.24	HK$	1.40	HK$	0.37

	HK$	0.04	HK$	0.18	HK$	(1.37)	HK$	2.96	HK$	3.54

Shares used in computation of:
Basic earnings/(loss) per share
From continuing operation		73,544,000		73,544,000		73,544,000		70,536,000		64,126,000
From discontinued operations		73,544,000		73,544,000		73,544,000		70,536,000		64,126,000
Diluted earnings/(loss) per share
From continuing operation		152,120,000		129,043,000		73,544,000		70,536,000		64,126,000
From discontinued operations		152,120,000		129,043,000		73,544,000		70,536,000		64,126,000

Dividend—Non-cash (HK$’000)		—		—		—		—		466,474

The following table sets forth selected statements of financial position data of the Group as of the dates indicated. The selected consolidated statements of financial position data of the Group as of March 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of financial position data of the Group as of March 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 18, 2013. The selected consolidated statement of financial position data of the Group as of March 31, 2011 has been derived from our audited consolidated financial statements included the Company’s Form 20-F filed with the SEC on July 16, 2012.

	As of March 31,
	2015	2014	2013	2012	2011
	(HK$ in thousands, except for number of shares)
Statements of Financial Position Data:
Total non-current assets	1,175,257	969,940	934,448	903,966	855,083
Total current assets	4,755,408	3,373,854	2,268,430	2,271,913	1,010,026
Total assets	5,930,665	4,343,794	3,202,878	3,175,879	1,865,109
Total current liabilities	3,773,831	1,974,140	1,267,633	1,506,647	664,505
Total non-current liabilities	747,451	1,046,578	745,830	393,622	362,937
Total liabilities	4,521,282	3,020,718	2,013,463	1,900,269	1,027,442
Total equity	1,409,383	1,323,076	1,189,415	1,275,610	837,667

Share capital issued and outstanding (Preferred share 200,000; ordinary share 1,000,000,000, US$0.001 each (approximately HK$0.0078 each))
Preferred share	100,000	100,000	100,000	100,000	100,000
Ordinary share	73,543,782	73,543,782	73,543,782	73,543,782	64,125,804

The following table sets forth selected income statements data of Qiqihar Discontinued Operations for the five years ended March 31, 2015, 2014, 2013, 2012 and 2011 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2012 and 2011 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 18, 2013.

	For the years ended March 31,
	2015	2014	2013		2012		2011
	(HK$ in thousands, except for per share data)
Income Statements Data: Qiqihar Discontinued Operations:
Revenue	—	—		—		147,896	—
Cost of sales	—	—		—		(9,358)	—

Gross profit	—	—		—		138,538	—
Other income and gains, net	—	—		619		—	—
Expenses	—	—		(28,929)		(5,665)	—

Operating (loss)/profit	—	—		(28,310)		132,873	—
Finance income—net	—	—		8,009		238	—

(Loss)/profit before income tax	—	—		(20,301)		133,111	—
Income tax credits/(expenses)	—	—		5,355		(34,517)	—

(Loss)/profit for the year	—	—		(14,946)		98,594	—
Gain on disposal of discontinued operations	—	—		32,478		—	—

Profit from discontinued operations	—	—		17,532		98,594	—

Attributable to:
Equity holders of the Company	—	—		17,532		98,594	—
Non-controlling interests	—	—		—		—	—

	—	—		17,532		98,594	—

Earnings per share for profit from Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	—	HK$	0.24	HK$	1.40	—

Diluted	—	—	HK$	0.24	HK$	1.40	—

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

	As of November 30,	As of March 31,
	2012	2012	2011
	(HK$ in thousands)
Statements of Financial Position Data of Qiqihar Discontinued Operations:
Total non-current assets	195,049	149,365	—
Total current assets	941,107	298,035	—
Total assets	1,136,156	447,400	—
Total current liabilities	804,116	132,792	—
Total non-current liabilities	—	—	—
Total liabilities	804,116	132,792	—
Total equity	332,040	314,608	—

The following table sets forth selected income statements data of Man Sang Discontinued Operations for the five years ended March 31, 2015, 2014, 2013, 2012 and 2011 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Man Sang Discontinued Operations for the year ended March 31, 2012 and 2011 has been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 18, 2013.

	For the years ended March 31,
	2015	2014	2013	2012	2011
	(HK$ in thousands)
Income Statements Data: Man Sang Discontinued Operations:
Revenue	—	—	—	—		157,452
Cost of sales	—	—	—	—		(117,241)

Gross profit	—	—	—	—		40,211
Other income and gains, net	—	—	—	—		7,722
Recycling of exchange difference to profit or loss upon the Distribution	—	—	—	—		20,284
Expenses	—	—	—	—		(33,983)
Increase in fair values of investment properties and investment properties under construction	—	—	—	—		1,592

Operating profit/(loss)	—	—	—	—		35,826
Finance income—net	—	—	—	—		87
Share of results of an associate	—	—	—	—		17

Profit before income tax	—	—	—	—		35,930
Income tax (expenses)/credits	—	—	—	—		(6,052)

Profit for the year	—	—	—	—		29,878

Attributable to:
Equity holders of the Company	—	—	—	—		23,950
Non-controlling interests	—	—	—	—		5,928

	—	—	—	—		29,878

Earnings per share for profit from Man Sang Discontinued Operations attributable to equity holders of the Company during the year
Basic	—	—	—	—	HK$	0.37

Diluted	—	—	—	—	HK$	0.37

The following table sets forth selected statements of financial position data of Man Sang Discontinued Operations as of the dates indicated. The selected statements of financial position data of Man Sang Discontinued Operations as of July 28, 2010 (the date of the Distribution) have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2011.

As of July 28, 2010
(HK$ in thousands)
Statements of Financial Position Data of Man Sang Discontinued Operations:
Total non-current assets	1,046,725
Total current assets	1,069,473
Total assets	2,116,198
Total current liabilities	690,328
Total non-current liabilities	153,541
Total liabilities	843,869
Total equity	1,272,329

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

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2011	7.7750	7.8040	7.7745	7.7501
Fiscal Year Ended March 31, 2012	7.7656	7.8087	7.7772	7.7532
Fiscal Year Ended March 31, 2013	7.7629	7.7699	7.7554	7.7493
Fiscal Year Ended March 31, 2014	7.7567	7.7669	7.7571	7.7512
Fiscal Year Ended March 31, 2015	7.7754	7.7686	7.7538	7.7495
Last Six Months
January 2015	7.7529	7.7563	7.7531	7.7508
February 2015	7.7559	7.7584	7.7551	7.7517
March 2015	7.7540	7.7686	7.7584	7.7534
April 2015	7.7513	7.7525	7.7509	7.7495
May 2015	7.7535	7.7594	7.7527	7.7505
June 2015	7.7513	7.7567	7.7528	7.7513

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 24, 2015, the exchange rate was HK$7.7513 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2011	6.5483	6.8323	6.6972	6.5483
Fiscal Year Ended March 31, 2012	6.2975	6.5477	6.3970	6.2935
Fiscal Year Ended March 31, 2013	6.2108	6.3879	6.2787	6.2105
Fiscal Year Ended March 31, 2014	6.2164	6.2273	6.1220	6.0402
Fiscal Year Ended March 31, 2015	6.1990	6.2741	6.1952	6.1107
Last Six Months
January 2015	6.2495	6.2535	6.2187	6.1870
February 2015	6.2695	6.2695	6.2518	6.2399
March 2015	6.2065	6.2741	6.2386	6.1955
April 2015	6.2018	6.2185	6.2010	6.1927
May 2015	6.1980	6.2086	6.2035	6.1958
June 2015	6.2000	6.2086	6.2052	6.1976

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 24, 2015, the exchange rate was RMB6.2095 per US$1.00.

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

Our revenues from the sales of trade center units in fiscal year 2013 and fiscal year 2014 were HK$273.4 million and HK$205.0 million, respectively. Our revenue from the leases of properties decreased from HK$5.0 million in the fiscal year 2013 to HK$4.8 million in the fiscal year 2014 and our revenue from property management services decreased from HK$6.4 million in the fiscal year 2013 to HK$5.4 million in the fiscal year 2014. Our revenue from servicing and assignments of development rights in the fiscal year 2014 was HK$171.8 million. Our revenue in the fiscal year ended March 31, 2015 was HK$1,400.7 million, which includes revenue from sales of trade centers units, leases of properties, property management services and hotel income of HK$1,393.9 million, HK$2.9 million, HK$2.8 million and HK$1.1 million, respectively.

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

Our certain commission lease arrangements provide us the right to lease to, and receive rental income from, third parties for the trade center units that we have sold to the purchasers of these units, for a period of approximately three years. However, if we are unable to lease the trade center units for which we have entered into such commission lease arrangements, we will not receive any rental income from these units. Under these commission lease arrangements, we are not obligated to pay any rent during the three-year period. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Company disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Company considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property. We cannot assure you that, in the future, we will be able to charge sufficiently high rental rates. As a result, failure to lease the trade center units or to lease the units at satisfactory rental rates would adversely affect our profits for the applicable period.

Some of our buyers may not be able to obtain mortgages from banks and the inability to secure financing may adversely impact the Company’s stock price.

Currently a significant portion of our sales are settled by one-off payment from buyers. The remaining buyers purchase spaces in our trade centers through mortgages with banks with typically at least a 50% down payment. Due to the volume involved and the mortgage approval process, some of the buyers that intend to purchase spaces in our trade centers through mortgage financing may not be successful in their mortgage applications for a variety of reasons. In the event that the applicants do not successfully receive mortgage financing, the Company may not be able to recover its accounts receivable from those buyers on time, the Company’s financials may be impaired, and the Company’s stock price may go down.

We currently rely on China Glorious City—Zhoukou and China Glorious City—Hengyang for all of our rural-urban migration and city re-development business revenues and China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues. We may be unsuccessful in expanding our projects in these cities, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for our agricultural logistics business revenues, and China Glorious City—Zhoukou and China Glorious City—Hengyang for our rural-urban migration and city re-development business. These revenue sources may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Glorious City—Zhoukou, China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, or their attractiveness to tenants and developers, we will not have income from other properties in our agricultural logistics business and rural-urban migration and city re-development business to mitigate any ensuing loss. A concentration of investments in only few locations will cause us to be highly susceptible to a downturn in regional agricultural, property or logistics industry. In addition, any property damage at any one of China Glorious City—Zhoukou, China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Glorious City—Zhoukou, China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling will continue to attract tenants or developers to generate revenue, or that we will be successful in the future. Although we have projects planned for future development in fiscal years 2016, 2017 and 2018, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

If we are unable to obtain the state-owned land use rights for our properties planned for future development, we will not be able to develop these planned projects.

Our Hong Kong subsidiary, China Metro-Rural Exchange Limited, signed a framework agreement with Tieling Municipal Government in 2006. Pursuant to this master agreement, the Tieling Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Northeast Logistics City—Tieling”.

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

Our Hong Kong subsidiary, China Glorious City Investments Limited, signed a framework agreement with Zhoukou Municipal Government in the fiscal year ended March 31, 2013. Pursuant to this framework agreement, the Zhoukou Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Glorious City—Zhoukou”.

However, the signing of these master framework agreements do not guarantee that we will obtain the land identified therein, which will be transferred by public tender, auction or listing for sale. We cannot assure that the relevant land administration authorities will grant us the appropriate land use rights or issue the relevant land use right certificates in a timely manner, or at all. Moreover, we cannot assure that we will be successful in our bidding for the plots of land or that we will be able to obtain the land at our desired price. If we are not successful in our bidding for the plots of land in the future or fail to obtain land use rights for all or any portion of such land, we may not be able to develop any future projects.

We may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of our major shareholders are a party.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and Proficient Success Limited. As of March 31, 2015, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,451,116,976 of the 8,000,671,999 outstanding shares of China South City Holdings Limited, or China South City. China South City is a leading developer and operator of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers, distributors and end-users of products from raw materials to finished products. It sells and leases well-designed, high quality trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each a party to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking of which we are not a party, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective effective interests in China Northeast Logistics City—Tieling at any time until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City—Tieling (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Northeast Logistics City—Tieling before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

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

China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic were approved by their respective local authorities and filed with the PRC Ministry of Commerce as wholly foreign owned enterprises and, accordingly, are subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on their ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into their capital accounts. In addition, China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic, as foreign investment real estate enterprises, are required to maintain registered capital levels at 50% or more of their total investment. As of March 31, 2015, the registered total investment in China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic were US$49.80 million, US$49.90 million, US$59.99 million, US$39.99 million and US$19.99 million respectively, including registered capital of US$35.00 million, US$49.90 million, US$30.00 million, US$20.00 million and US$10.00 million respectively, representing approximately 70%, 100%, 50%, 50% and 50% of their respectively registered total investments. Currently, China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic, our project companies for our properties planned for future development in Liaoning, Shandong, Hunan and Henan, are our only subsidiaries categorized as foreign investment real estate enterprises.

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

The greatest concentration of agricultural trade centers in China is in Manchuria and Shanghai. The agricultural products for which these trade centers compete include raw materials, corns, wheat, fertilizers, seeds and pesticides, agricultural machinery and tools, which are concentrated in the Manchuria area. The Shanghai Agriculture Equity Exchange (SAEE) was established on September 8, 2009, and the management anticipates that similar exchanges will be established in the future.

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

Our subsidiaries located in Tieling City, Dezhou City, Hengyang City and Zhoukou City are required to certain qualification certificates to enable us to conduct business as real estate developers.

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

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast expired on September 30, 2014, but the qualification certificate was then renewed until December 31, 2015. The interim qualification certificate of Dezhou Northeast City Property Co., Ltd. expired on June 30, 2014 and currently we have no plan to further renew its qualification certificate as it is currently inactive. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

The Hunan Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Hengyang Glorious confirming that China Hengyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Hengyang Glorious expired on January 23, 2015, but the qualification certificate was then renewed until January 23, 2016. Upon expiration of the interim qualification certificate, China Hengyang Glorious will be required to renew its qualification certificate.

The Zhoukou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic and Zhoukou Huayu Industries Co., Ltd. confirming that China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic and Zhoukou Huayu Industries Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificates of China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will expire on July 8, 2017. The interim qualification certificate of Zhoukou Huayu Industries Co., Ltd. expired on July 8, 2015 and the entity is in the process of renewing it. Upon expiration of the interim qualification certificates, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will be required to renew their qualification certificates.

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

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rates of ranging from 1.5% to 3% set by the local municipal tax authorities. As of March 31, 2014, we in aggregate paid land appreciation tax to the local municipal tax authorities an accumulated amount of HK$61.2 million and we made an accumulated provisions for land appreciation in the amounts of HK$107.8 million. Except for China Northeast Logistics City—Dezhou, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it. During the fiscal year, year ended March 31, 2015, China Northeast Logistics City—Dezhou has completed a final assessment for land appreciation tax for one of its projects. In the fiscal year ended March 31, 2015, we paid land appreciation tax to the local municipal tax authorities in the amount of HK$65.3 million which included an additional land appreciation tax of HK$30.3 million assessed for one of the projects at China Northeast Logistics City—Dezhou, and made a provision in the amount of HK$173.9 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

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

In addition, although the local governments are responsible in the framework agreements for relocating existing residents on the land and associated relocation expenses, the local governments may experience delays in their negotiation process with the existing residents of the land which may result in delays in the development of any future properties by us. With respect to any future properties of ours, we will be responsible for land payments only following the successful relocation of existing residents by and at the cost of the local governments.

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

We may not be able to obtain adequate funding for our property under development or any properties planned for future development.

To date, for investment activities, we have relied primarily on bank borrowings and other loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2015, we had net current assets of HK$981.6 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals, excluding shareholder’s loans and loans from a non-controlling interest) amounted approximately HK$3,436.4 million, which included primarily bank and other borrowings, trade payables, other payables and accruals and convertible bonds in the amounts of HK$1,149.7 million, HK$1,679.2 million and HK$607.5 million, respectively. Approximately HK$621.7 million of our total bank and other borrowings were due within one year or on demand and approximately HK$528.0 million were due within a period of more than one year but not exceeding five years. The projected total investment for China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang and China Glorious City—Zhoukou could be up to an amount of approximately US$2 billion, US$5 billion, US$2 billion and US$4 billion, respectively.

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

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities treat our project companies, as real property developers, we have been subject to these measures and regulations with respect to China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic and Zhoukou Huayu Industries Co., Ltd.

We may incur substantial additional indebtedness in the future.

As of March 31, 2015, our debt-to-equity ratio (total bank and other borrowings and convertible bonds/total equity) was approximately 124.7%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if we or our subsidiaries incur additional debt. For example, the additional debt could:

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

We have obtained waivers from the holders of these convertible bonds in prior years in respect of any non-compliance of covenants for the fiscal years ended March 31, 2013, 2014 and 2015. No waiver has been obtained for subsequent periods as of July 24, 2015 as it is uncertain as to whether a waiver is required.

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

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, some of our PRC subsidiaries may be required to set aside at least 10% of their after-tax profits based on PRC accounting standards in accordance with their articles of association and PRC law each year to their PRC statutory reserve until the cumulative amount of such reserve reaches 50% of their registered capital. As of March 31, 2015, we have PRC statutory reserve of approximately HK$143,070,000 for our PRC subsidiaries.

Any occurrence of avian influenza or other widespread public health problems could adversely affect our business, financial condition and results of operations.

In December 2003, January 2004, March 2013 and November 2014, there were media reports regarding the spread of the avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. We cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and our property market generally, and on our business, financial condition and results of operations.

Restrictions on foreign currency exchange may limit our ability to obtain and remit foreign currency or to utilize our revenues effectively.

We currently receive substantially all of our revenues in Renminbi through our ownership and operation of China Glorious City—Zhoukou, China Glorious City—Hengyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the relevant local office of the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

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

As of July 1, 2015, our principal shareholder, Mr. Cheng Chung Hing, Ricky, together with his affiliates, controls 43,082,427 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 46,273,652, or 60.30%, of our outstanding voting shares.

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

We cannot predict the effect, if any, of future sales of ordinary shares, or the availability of shares for future sales, on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. In addition, a large supply of saleable ordinary shares, such as those underlying warrants issued in our May 2011 offering and August 2011 placements, those underlying convertible bonds and warrants issued in our August 2012 placement, or those underlying convertible bonds issued in our December 2013, January 2014 and March 2014 placements or other shares eligible for future sale, may adversely affect the prevailing market prices for our ordinary shares.

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

In previous years, the PRC Government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2014, China’s real GDP grew by a rate of an estimated 7.4% as compared to a rate of 7.7% and 7.75% in 2013 and 2012, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC Government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC Government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

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

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of the PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of the PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to the PCAOB inspections on all of their work. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“the CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit PRC companies that trade on the U.S. exchanges.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, associated with administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. Any Commission endorsement or other determination itself could be appealed by the accounting firms in the U.S. court system. On February 12, 2014, the Big Four PRC-based accounting firms initiated a review of the initial administrative law decision to the SEC. We were not and are not involved in the proceedings brought by the SEC against these accounting firms. On February 6, 2015, the Big Four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit US-listed companies. The settlement required the Big Four PRC-based accounting firms to follow the SEC’s specified procedures and to seek to provide the SEC with access to the Big Four PRC-based accounting firms’ audit documents via the China Securities Regulatory Commission in response to future document requests by the SEC made through the China Securities Regulatory Commission. If potential document productions depart from the criteria pursuant to the SEC’s specified procedures, the SEC retains authority to impose a variety of additional remedial measures on the Big Four PRC-based accounting firms, depending on the nature of such departure.

If the Big Four PRC-based accounting firms are subject to the additional remedial measures, because our auditor having its PRC-based affiliate carrying out audit procedures on our Mainland China operations, our ability to file our financial statements in compliance with SEC requirements could be impacted.

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

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares and warrants. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2015. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares and warrants could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares and warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Material United States Federal Income Tax Consequences.”

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

B. Business Overview

China Metro-Rural Holdings Limited, or China Metro, is focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in China that facilitate a relationship between sellers and buyers of agricultural products and small goods, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area. In addition, China Metro also carries out rural-urban migration and city re-development business, which consists of development and sales of commercial and residential properties and servicing and assignments of development rights to independent third party developers.

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

Each China Northeast Logistics City is an integrated agricultural logistics and trade center platform which mainly focuses on agriculture industry, including agricultural products, agricultural machineries, fertilizers and chemicals, and small goods. Our projects, China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou, are currently operating.

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

China Northeast Logistics City—Tieling

China Northeast Logistics City—Tieling as a whole, including all trade centers and supporting commercial, warehouse and residential facilities, is expected to cover a total planned GFA of approximately 4.1 million square meters upon completion of all phases. China Northeast Logistics City—Tieling commenced construction in January 2008, was partially completed in February 2009 and began operating in August 2009. We sell and lease trade center units at China Northeast Logistics City—Tieling to agricultural traders, farmers, domestic and international suppliers, distributors of raw materials and agricultural products, and we provide superior facilities and an integrated platform from which to display and sell their agricultural or related products to buyers. We focus on developing our trade centers by providing superior project planning and managing completed trade centers with quality services. We intend to maintain an optimal mix between trade center units for sale and trade center units held as investment properties for lease.

As of March 31, 2015, a total GFA of approximately 501,000 square meters (excluding self-used properties) were completed and more than 3,400 independent individuals had entered into sales and purchase agreements to purchase more than approximately 319,000 square meters of GFA, or approximately 60%, of our completed GFA. As of March 31, 2015, we completed sales of GFA of approximately 319,000 square meters (including approximately 39,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$6,201,000, or less than 1% of such sales. As of March 31, 2015, an additional approximately 175,000 square meters of GFA are currently under construction. In addition, we have GFA of approximately 284,000 square meters and approximately 94,000 square meters, available for sale and pre-sale, and for lease, respectively.

China Northeast Logistics City—Dezhou

China Northeast Logistics City—Dezhou is expected to have a total site area of 7 million square meters, which is expected to provide GFA of approximately 15 million square meters upon completion of all phases. We entered into a framework agreement to develop China Northeast Logistics City—Dezhou with the Dezhou Municipal Government in July 2010 and a groundbreaking ceremony was held on October 8, 2010. China Northeast Logistics City—Dezhou is located in Dezhou City of Shandong Province, approximately 60 minutes drive from Jinan, the capital city of Shandong Province. We have acquired land use rights with site area of approximately 794,590 square meters for China Northeast Logistics City—Dezhou. The construction for China Northeast Logistics City—Dezhou commenced in June 2011.

As of March 31, 2015, a total GFA of approximately 236,000 square meters (excluding self-used properties) were completed and more than 2,500 independent individuals had entered into sales and purchase agreements to purchase approximately 195,000 square meters of GFA, or approximately 83%, of our completed GFA. As of March 31, 2015, we completed sales of GFA of approximately 195,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$8,128,000, or 1% of such sales. As of March 31, 2015, an additional approximately 225,000 square meters of GFA are currently under construction.

As of March 31, 2015, our total investments incurred for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou are approximately RMB2,245 million (US$366 million) and RMB2,182million (US$356 million), respectively.

Rural-urban migration and city re-development business

Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center districts. It is China Metro’s strategy to assign the development rights to independent third party developers on portion of land plots that have been allocated by the local governments under the framework agreements for their development in return for a premium while retaining the remaining portion for China Metro’s own development.

China Metro previously carried out rural-urban migration and city re-development business through China Focus City—Qiqihar. Upon disposal of China Focus City—Qiqihar during the fiscal year ended March 31, 2013, China Metro continues this business through existing locations, such as China Glorious City—Hengyang and China Glorious City—Zhoukou.

China Glorious City—Hengyang

China Glorious City—Hengyang is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of 2.7 million square meters, which is expected to provide GFA of approximately 7.5 million square meters including commercial, residential, warehousing and other auxiliary facilities upon full completion. As of March 31, 2015, we acquired approximately 942,918 square meters of land through auction for our own development as well as for assignment to third parties. As of March 31, 2015, approximately 504,000 square meters of GFA is under construction.

China Glorious City—Zhoukou

China Glorious City—Zhoukou is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of approximately 5.5 million square meters, which is expected to provide GFA of approximately 13.2 million square meters. As of March 31, 2015, we acquired approximately 617,045 square meters of land through auction.

As of March 31, 2015, a total GFA of approximately 250,000 square meters (excluding self-used properties) were completed and more than 2,100 independent individuals had entered into sales and purchase agreements to purchase more than approximately 195,000 square meters of GFA, or approximately 78%, of our completed GFA. As of March 31, 2015, we completed sales of GFA of approximately 195,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$391,779,000, or 36% of such sales. As of March 31, 2015, an additional approximately 311,000 square meters of GFA are under construction.

As of March 31, 2015, our total investments incurred for China Glorious City—Hengyang and China Glorious City—Zhoukou are approximately RMB929 million (US$151 million) and RMB1,285 million (US$209 million), respectively.

All of our agricultural logistics business revenues are currently derived from our operations at China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou and were from sales, leases and management of trade center units. All of our rural-urban migration and city re-development business revenues are currently derived from our operations at China Glorious City—Hengyang and China Glorious City—Zhoukou and were from sales of trade centers as well as from assignments of development rights. China Northeast Logistics City—Tieling began to generate revenue since fiscal year ended March 31, 2009. Net revenues in the fiscal year ended March 31, 2011 were approximately HK$581.6 million, with HK$575.6 million, HK$4.5 million and HK$1.5 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. During the fiscal year ended March 31, 2012, China Northeast Logistics City—Dezhou began to contribute to our agricultural logistics business. Net revenues in fiscal year ended March 31, 2012 were approximately HK$913.8 million, with HK$758.4 million, HK$3.9 million and HK$3.6 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively, whereas our rural-urban migration and city re-development business contributed revenue of approximately HK$147.9 million through servicing and assignments of development rights at Qiqihar City. Net revenues in fiscal year ended March 31, 2013 were approximately HK$284.8 million, with HK$273.4 million, HK$5.0 million and HK$6.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively. Net revenues in fiscal year ended March 31, 2014 were approximately HK$387.0 million, with HK$205.0 million, HK$4.8 million and HK$5.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively, whereas our rural-urban migration and city re-development business contributed revenue of approximately HK$171.8 million through servicing and assignments of development rights at Hengyang City. During the fiscal year ended March 31, 2015, China Glorious City—Zhoukou began to contribute to our rural-urban migration and city re-development business. Net revenues in fiscal year ended March 31, 2015 were approximately HK$1,400.7 million, with HK$1,393.9 million, HK$2.8 million, HK$2.9 million and HK$1.1 million were contributed from sales of trade center units, rental income from leases of trade center units, property management fee income and hotel income, respectively. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties (which include investment properties under construction) were approximately HK$6.2 million, HK$18.3 million, and HK$4.2 million in the fiscal years ended March 31, 2013, 2014 and 2015, respectively. In the fiscal years ended March 31, 2013, 2014, and 2015, changes in fair values of investment properties represented negative of 4.1%, positive of 12.7%, and 5.9% respectively, of our net profit from our continuing operation after taking into account relevant deferred income tax.

Completed Property Development

China Northeast Logistics City—Tieling

China Northeast Logistics City—Tieling will cover a total planned GFA of approximately 4.1 million square meters. Construction of approximately 501,000 square meters of trade centers and residential properties was completed as of March 31, 2015.

China Northeast Logistics City—Dezhou

China Northeast Logistics City—Dezhou will cover a total planned GFA of approximately 15.0 million square meters. Construction of approximately 236,000 square meters of trade centers was completed as of March 31, 2015.

China Glorious City—Zhoukou

China Glorious City—Zhoukou will cover a total planned GFA of approximately 13.2 million square meters. Construction of approximately 250,000 square meters of trade centers was completed as of March 31, 2015.

Properties under Development

China Northeast Logistics City—Tieling

We are currently constructing additional trade centers and supporting facilities for China Northeast Logistics City—Tieling with a planned GFA of approximately 175,000 square meters.

China Northeast Logistics City—Dezhou

We are currently constructing additional trade centers and supporting facilities for China Northeast Logistics City—Dezhou with a planned GFA of approximately 225,000 square meters.

China Glorious City—Hengyang

We are currently constructing trade centers and supporting facilities for China Glorious City—Hengyang with a planned GFA of approximately 504,000 square meters.

China Glorious City—Zhoukou

We are currently constructing trade centers and supporting facilities for China Glorious City—Zhoukou with a planned GFA of approximately 311,000 square meters.

Properties Planned for Future Development

China Northeast Logistics City—Tieling

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the remaining area of China Northeast Logistics City—Tieling, which will be approximately 3.6 million square meters. We expect to complete construction by 2024. We have already obtained land use rights certificates for an area of approximately 2.3 million square meters.

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

The total planned site area for China Northeast Logistics City—Dezhou will be approximately 7 million square meters according to a framework agreement that was signed in 2010. We are in the planning stage for construction of further GFA and we have already obtained land use rights certificates for an area of approximately 0.8 million square meters and are in the process of acquiring more land use rights from the local Land Bureau.

China Glorious City—Hengyang

We plan to develop and construct trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Glorious City—Hengyang, which will have a maximum GFA of up to approximately 7.5 million square meters.

The total planned site area for China Glorious City—Hengyang will be approximately 7.5 million square meters according to a framework agreement that was signed in 2012. We are currently constructing trade centers with GFA of approximately 504,000 square meters and we have already obtained land use rights certificates for an area of approximately 0.9 million square meters and are in the process of acquiring more land use rights from the local Land Bureau. In addition to properties to be developed on our own, we also assign land to independent third parties for development.

China Glorious City—Zhoukou

We plan to develop and construct trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Glorious City—Zhoukou, which will have a maximum GFA of up to approximately 13.2 million square meters.

The total planned site area for China Glorious City—Zhoukou will be approximately 5.5 million square meters according to a framework agreement that was signed in 2012. We are currently constructing trade centers with GFA of approximately 311,000 square meters and we have already obtained land use rights certificates for an area of approximately 0.6 million square meters and are in the process of acquiring more land use rights from the local Land Bureau. In addition to properties to be developed on our own, we also planned to assign land to independent third parties for development.

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

China Northeast Logistics City—Dezhou:

China Northeast Logistics City—Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three-hour drive from Beijing and eight-hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 6.5 million and 97 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$958 billion in 2014, which ranked third among Chinese provinces.

Shandong is historically well known for both agricultural and industrial outputs such as corn, cotton, fertilizers and wheat as well as rolled steel, tractors and farming machinery.

We believe the strategic location and agricultural and industrial production near China Northeast Logistics City—Dezhou offers significant opportunity for us.

China Glorious City—Hengyang:

China Glorious City—Hengyang is strategically located in the center of Hunan Province which is considered as the gateway to Guangdong Province and Guangxi Province from the north. It is only a three-hour journey by Express Rail Link or eight-hour drive from Shenzhen. The population of Hengyang City and Hunan Province are over 7.3 million and 67 million, respectively. The gross domestic product, or GDP, of Hunan Province was US$436 billion in 2014, which ranked tenth among Chinese provinces.

Hengyang is historically well known for its nonferrous metals as well as various agricultural produce.

China Glorious City—Zhoukou:

China Glorious City—Zhoukou is strategically located in the center of China. It is only a eight-hour journey drive to Beijing and nine-hour drive from Shanghai. The population of Zhoukou City and Henan Province are over 8.8 million and 94 million, respectively. The gross domestic product, or GDP, of Henan Province was US$563 billion in 2014, which ranked fifth among Chinese provinces.

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

The two founding shareholders of China Metro-Rural Limited, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of the founding shareholders of China Metro-Rural Limited, is also the Chairman of Shenzhen Logistics and the Supply Chain Management Association. He is also a member of the Shenzhen Committee of the Chinese People’s Political Consultative Conference and a Standing member of the Guangxi Committee of Chinese People’s Consultative Conference. Mr. Leung Moon Lam is a member of the National Committee and a member of the Liaoning Committee of the Chinese People’s Political Consultative Conference. He is also the Chairman of Federation of Hong Kong Shenzhen Association. He is a member of the Consultative Committee on Economic and Trade Co-operation between Hong Kong and the Mainland.

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

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers, which we expect will be offered at higher rental rates and sales prices. In the fiscal year ended March 31, 2015, our overall average selling price was HK$6,582 per square meter, represented an increase of approximately 6.3% as compared with the average selling price of HK$6,189 per square meter in the fiscal year ended March 31, 2014.

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

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City—Tieling, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. We have also entered into a strategic alliance with Liaoning Chemical Fertilizers Co. Ltd. to build the largest fertilizer trade market in Liaoning. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

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

China Northeast Logistics City—Tieling

We have received land use rights with respect to approximately 2,344,134 square meters of a total site area of approximately 4.1 million square meters planned for development for China Northeast Logistics City—Tieling. Other than as discussed below, we have obtained all necessary land use rights and building ownership certificates to conduct our operations at China Northeast Logistics City—Tieling. The land use rights are for a period ranging from 40 to 70 years commencing from the respective dates as specified in the land use rights certificates.

We have paid for and signed a land grant contract with the local government for approximately 2,344,134 square meters of land planned for use, which together representing approximately 60%, of the total site area for China Northeast Logistics City—Tieling. As of March 31, 2015, we received all land use rights for our development. All the land has gone through auctions.

China Northeast Logistics City—Dezhou

We have received land use rights with respect to approximately 794,590 square meters of a total site area of approximately 7 million square meters planned for development for China Northeast Logistics City—Dezhou. We have obtained necessary land use rights certificates to conduct our current operations at China Northeast Logistics City—Dezhou. The land use rights obtained are for a period of 40 years commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

China Glorious City—Hengyang

We have received land use rights with respect to approximately 942,918 square meters of a total site area of approximately 2.7 million square meters planned for development for China Glorious City—Hengyang. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Hengyang. The land use rights obtained are for a period ranging from 40 years for commercial land to 70 years for warehousing land, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

China Glorious City—Zhoukou

We have received land use rights with respect to approximately 617,045 square meters of a total site area of approximately 5.5 million square meters planned for development for China Glorious City—Zhoukou. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Zhoukou. The land use rights obtained are for commercial land and are for a period of 40 years, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

Under relevant PRC laws and regulations, idle land is subject to (a) payment of idle fees equivalent to 20% of the land grant fees paid for these parcels of land, or (b) in more serious cases, potential forfeiture.

Currently, none of our land has been designated as idle land by relevant PRC authorities, and we do not believe our land is subject to payment of any idle fees or forfeiture.

Sales and Marketing

As of March 31, 2015, we had a team of approximately 21, 45, 50 and 62 sales and marketing and customer services personnel located in Tieling City, Dezhou City, Hengyang City and Zhoukou City, respectively, who are responsible for the sales, leasing and marketing of the store units in the trade centers, residential and other properties. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

We conduct marketing of our projects through a variety of channels, including the network of our founding shareholders, advertising media, events and exhibitions and activities of trade associations. China Northeast Logistics City—Dezhou has its own website www.nlc86.com which provides a platform for promoting itself and the business carried out therein.

Lease Agreements

China Northeast Logistics City—Tieling

Overview

As of March 31, 2015, we had approximately 2,700 completed trade center units for lease at China Northeast Logistics City—Tieling. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of trade center units, we provided early tenants with preferential rental rates and rent-free periods of up to 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2015, taking into account the above preferential terms, the average effective annual rental rate for our trade center units is approximately RMB 69 per square meter (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business and rural-urban migration and city re-development business more efficiently and effectively, we have constructed and occupied the following properties as at March 31, 2015:

China Northeast Logistics City—Tieling

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

China Northeast Logistics City—Dezhou

•

Administrative office, located on the 4th floor of a 4-story No. 1 Exchange Plaza at China Northeast Logistics City—Dezhou with a total gross floor area of approximately 1,300 square meters. The administrative office is used as our headquarters of China Northeast Logistics City—Dezhou.

•

Sales office, located on the 1st floor of a 4-story No. 1 Exchange Plaza at China Northeast Logistics City—Dezhou with a total gross floor area of approximately 1,105 square meters. The sales office is used by our sales team as showroom for China Northeast Logistics City—Dezhou and for daily sales and administrative duties.

•

Property management office, located at China Northeast Logistics City—Dezhou with a total gross floor area of approximately 718 square meters and is used by our property management team for daily property management duties.

China Glorious City—Hengyang

•

Administrative office, a 1-story building located at China Glorious City—Hengyang with a total gross floor area of approximately 3,286 square meters. The administrative office is used as our headquarters of China Glorious City—Hengyang.

•

Sales office, a 1-story building located at China Glorious City—Hengyang with a total gross floor area of approximately 1,268 square meters. The sales office is used by our sales team as showroom for China Glorious City—Hengyang and for daily sales and administrative duties.

China Glorious City—Zhoukou

•

Administrative office, a 1-story building located at China Northeast Logistics City—Zhoukou with a total gross floor area of approximately 2,551 square meters. The administrative office is used as our headquarters of China Glorious City—Zhoukou.

•

Sales office, a 1-story building located at China Northeast Logistics City—Zhoukou with total gross floor area of approximately 1,100 square meters and is used by our sales team as showroom for China Northeast Logistics City—Zhoukou and for daily sales and administrative duties.

Recent Developments

China Northeast Logistics City—Tieling

During the past few years we have in aggregate acquired parcels of land with a total site area of approximately 500,548 square meters for China Northeast Logistics City—Tieling.

For the portion of China Northeast Logistics City—Tieling that has been pre-sold/sold, average selling price decreased by approximately HK$1,599 from HK$5,273 per square meter in the fiscal year ended March 31, 2014 to HK$3,674 per square meter in the fiscal year ended March 31, 2015. As of March 31, 2015, we have pre-sold/sold total GFA of approximately 319,000 square meters.

Sales of GFA increased by 481% from approximately 2,600 square meters in the fiscal year ended March 31, 2014 to 15,100 square meters in the fiscal year ended March 31, 2015.

China Northeast Logistics City—Dezhou

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 794,590 and commenced construction in June 2011. GFA of approximately 236,000 square meters was completed as of March 31, 2015 and GFA of approximately 225,000 square meters is still under construction.

For the GFA we have pre-sold/sold, average selling price increased by approximately 8.5% from HK$6,267 per square meter in the fiscal year ended March 31, 2014 to HK$6,797 per square meter in the fiscal year ended March 31, 2015. As of March 31, 2015, we have pre-sold/sold total GFA of approximately 195,000 square meters.

Sales of GFA decreased by 94% from approximately 31,000 square meters in the fiscal year ended March 31, 2014 to 1,800 square meters in the fiscal year ended March 31, 2015.

China Glorious City—Hengyang

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 942,918 square meters and commenced construction in May 2013. As of March 31, 2015, GFA of approximately 504,000 square meters is under construction.

China Glorious City—Zhoukou

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 617,045 square meters and commenced construction in April 2014. GFA of approximately 250,000 square meters was completed as of March 31, 2015 and GFA of approximately 311,000 square meters is still under construction.

For the GFA we have pre-sold/sold, the average selling price was approximately HK$6,806 per square meter in the fiscal year ended March 31, 2015. As of March 31, 2015, we have pre-sold/sold total GFA of approximately 195,000 square meters.

Sales of GFA was approximately 195,000 square meters in the fiscal year ended March 31, 2015.

Our Corporate Information

Our principal executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., located at 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “ ” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ”, “NLC”, “ ” and “HYC” with the Trademark Office of the State Administration For Industry and Commerce of the PRC under various categories relating to metals, textiles, machines, electronics and many other categories. We are also the owner of the domain names of “huayaocity.com”, “nlc86.com”, and “www.chinametrorural.com”.

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

Our China administrative office for Shenzhen head office is located 26/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 1,489 square meters and is staffed by management and office personnel.

Our China administrative and sales offices for China Northeast Logistics City—Tieling are located at Administrative Tower and Sales Center at China Northeast City—Tieling, Zuanshi Road, Xincheng District, Tieling, Liaoning Province, PRC. Our administrative and sales offices for China Northeast Logistics City—Tieling, which are comprised of approximately 13,022 square meters in supporting commercial facilities located within China Northeast Logistics City—Tieling, and are staffed by management, office and sales personnel. We have land use rights and building ownership certificates for the buildings in which our Tieling administrative office and sales offices are located.

Our China administrative and sales offices for China Northeast Logistics City—Dezhou are located at 4/F and 1/F of No.1 Exchange Plaza, China Northeast Logistics City—Dezhou, 3777 Dexian Dajie, Decheng District, Dezhou, Shandong Province, PRC, which are comprised of approximately 1,300 and 1,105 square meters of gross floor area, respectively, and are staffed by management, office and sales personnel. We have land use rights for the building in which our Dezhou City administrative office and sales offices are located.

Our China administrative and sales offices for China Glorious City—Hengyang are located at China Glorious City—Hengyang, Cailun Dadao, Shigu District, Hengyang, Hunan Province, PRC, which is comprised of approximately 3,286 and 1,268 square meters of gross floor area, respectively, and are staffed by management, office and sales personnel. We have land use rights for the building in which our Hengyang City administrative office and sales offices are located.

Our China administrative and sales offices for China Glorious City—Zhoukou are located at China Glorious City—Zhoukou, 500 meters East of Intersection of Taishan Road and Zhouhuai Road, Chuanhui District, Zhoukou, Henan Province, PRC, which are comprised of approximately 2,551 and 1,100 square meters of gross floor area, respectively, and are staffed by management, office and sales personnel. We have land use rights for the building in which our Zhoukou City administrative office and sales offices are located.

Legal Proceedings

Our subsidiary China Tieling Northeast is involved in a PRC court case brought about by a contractor, Kaiyuan Wei Min Construction Engineering Co., Ltd. (“Wei Min”), regarding a disputed construction contract where Wai Min is claiming damages of approximately RMB9,882,355. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, we are of the opinion that the full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

Our subsidiary China Tieling Northeast is involved in a PRC court case brought about by a contractor, Tieling Xin Hai Construction Engineering Co., Ltd. (“Xin Hai”), regarding a disputed construction contract where Xin Hai is claiming damages of approximately RMB1,174,156. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, we are of the opinion that the full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

We have filed a Hong Kong court case (Action No. 755 of 2015) against Run Xing Investments Limited (“Run Xing”), Honour Noble Holdings Limited (“Honour Noble”) and Mr. Su Shaobin. In the case we are making claims for various returns and interest receivables with aggregate sum of RMB42,935,132 from Run Xing and Honour Noble while Mr. Su Shaobin is a guarantor for the aforesaid sum. A judgement from the Hong Kong Court of First Instance was issued in our favour and demanded Mr. Su Shaobin to pay the aforesaid sum. Although the judgement is already issued, we are of the opinion that the recoverability of the aforesaid sum is in doubt and full provision for the aforesaid sum and a loan receivable of RMB50,000,000 shall be made and accordingly, the amounts were fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

As of March 31, 2015, except for the foregoing, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution, earthquake and acts of terrorism. As of March 31, 2015, we have not experienced any significant loss or damage to our properties.

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

PRC law requires that a foreign investment project be approved by government authorities at the appropriate level depending on the amount of the investment by the foreign enterprise and the industries to which the project belongs under the foreign investment catalog. China Tieling Northeast has obtained approval from the Tieling Municipal Bureau of Foreign Trade and Economic Cooperation as a foreign investment enterprise and have subsequently received approval on two occasions to increase the investment capital to US$35.00 million. China Dezhou Northeast has obtained approval from the Dezhou Municipal Bureau of Foreign Trade and Economic Cooperation as a foreign investment enterprise with investment capital of US$49.90 million. China Hengyang Glorious has obtained approval from the Hengyang Municipal Bureau of Foreign Trade and Economic Cooperation as a foreign investment enterprise with investment capital of US$30.00 million. China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic have obtained approvals from the Zhoukou Municipal Bureau of Foreign Trade and Economic Cooperation as foreign investment enterprises with investment capitals of US$20.00 million and US$10.00 million respectively.

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

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast expired on September 30, 2014, but the qualification certificate was then renewed until December 31, 2015. The interim qualification certificate of Dezhou Northeast City Property Co., Ltd. expired on June 30, 2014 and currently we have no plan to further renew its qualification certificate as it is currently inactive. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

The Hunan Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Hengyang Glorious confirming that China Hengyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Hengyang Glorious expired on January 23, 2015, but the qualification certificate was then renewed until January 23, 2016. Upon expiration of the interim qualification certificate, China Hengyang Glorious will be required to renew its qualification certificate.

The Zhoukou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Zhoukou Glorious Investments, China Zhoukou Strategic and Zhoukou Huayu Industries Co., Ltd. confirming that China Zhoukou Glorious Investments, China Zhoukou Strategic and Zhoukou Huayu Industries Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificates of China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will expire on July 8, 2017. The interim qualification certificate of Zhoukou Huayu Industries Co., Ltd. expired on July 8, 2015 and the entity is in the process of renewing it. Upon expiration of the interim qualification certificates, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will be required to renew their qualification certificates.

Each of China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, and Zhoukou Huayu Industries Co., Ltd. has the requisite qualification certificates for engaging in their property development activities. China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, and Zhoukou Huayu Industries Co., Ltd. will apply to obtain the requisite qualification certificates for their properties planned for future development in Tieling City, Dezhou City, Hengyang City and Zhoukou City as required to conduct their operations.

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

On March 30, 2015, the Ministry of Finance and State Administration of Taxation adjusted the tax policies on transfer of residential properties by individuals. Under the new policy, individuals who sell residential properties that have been held for less than two years shall pay business tax in full amount, instead of the five-year holding period that was previously enforced.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the People’s Republic of China for the Control of Foreign Exchange ( , or the Foreign Exchange Regulations, amended by the State Council on August 1, 2008 and effective on August 5, 2008. Under these regulations, Renminbi are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loans or investments in securities outside the PRC unless the prior approval of the State Administration of Foreign Exchange is obtained.

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

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. There was no environmental compliance cost incurred for both fiscal years 2015 and 2014.

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2015, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

D. Property, Plants and Equipment

Property

Hong Kong

Headquarters. We entered into a tenancy agreement for a property at Suite 2204, 22nd Floor, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for a term of approximately three years commencing from March 17, 2014 to March 16, 2017, which comprised approximately 1,512 square feet.

People’s Republic of China

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757 square meters, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters for China Northeast Logistics City—Tieling and are located at China Northeast Logistics City—Tieling, Zuanshi Road, Xincheng District, Tieling, Liaoning Province, PRC, which are staffed by management, office and sales personnel. We have land use rights and building ownership rights for the buildings in which our China Northeast Logistics City—Tieling office and sales center are located. We own an administrative office with total gross floor area of approximately 1,300 square meters and a sales office with total gross floor area of approximately 1,105 square meters for China Northeast Logistics City—Dezhou and are located on 4/F and 1/F of No. 1 Exchange Plaza, at China Northeast Logistics City—Dezhou, 3777 Dexian Dajie, Decheng District, Dezhou, Shandong Province, PRC, which are staffed by management, office and sales personnel. We have land use rights for the building in which our China Northeast Logistics City—Dezhou administrative office and sales office are located. Our China administrative office for Shenzhen head office is located at 26/F, Global Logistics Center, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 1,489 square meters and is staffed by management and office personnel. We own an administrative office with total gross area of approximately 3,286 and a sales office with total gross floor area of approximately 1,268 square meters for China Glorious City—Hengyang and are located at China Glorious City—Hengyang, Cailun Dadao, Shigu District, Hengyang, Hunan Province, PRC, and are staffed by management, office and sales personnel. We have land use rights for the building in which our China Glorious City—Hengyang administrative office and sales office are located. We own an administrative office with total gross floor area of approximately 2,551 square meters and a sales office with total gross floor area of approximately 1,100 square meters for China Glorious City—Zhoukou, and are located at China Glorious City—Zhoukou, 500 meters East of Intersection of Taishan Road and Zhouhuai Road, Chuanhui District, Zhoukou, Henan Province, PRC, and are staffed by management, office and sales personnel. We have land use rights for the buildings in which our China Glorious City—Zhoukou administrative office and sales office are located.

Properties for sale and lease. China Northeast Logistics City—Tieling will cover a planned GFA of approximately 4.1 million square meters. As of March 31, 2015, construction of approximately 501,000 square meters of trade centers and residential properties were completed, out of which, approximately 319,000 square meters were sold; whereas among approximately 2,700 completed trade center units for lease, approximately 710 units were leased out. China Northeast Logistics City—Dezhou is expected to provide GFA of approximately 15.0 million square meters. As of March 31, 2015, construction of approximately 236,000 square meters of trade centers were completed, out of which, approximately 195,000 square meters were sold. China Glorious City—Zhoukou is expected to provide GFA of approximately 13.2 million square meters. As of March 31, 2015, construction of approximately 250,000 square meters of trade centers were completed, out of which, approximately 195,000 square meters were sold.

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

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013.

Overview

At the end of the fiscal year ended March 31, 2015, the Group had two main business segments, our Agricultural Logistics Operation and Rural-Urban Migration and City Re-development Operation, which are presented as the continuing operations on the consolidated income statements of the Group for the fiscal years ended March 31, 2015, 2014 and 2013.

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

The disposal of HKCFC and Qiqihar CFC resulted in Qiqihar Discontinued Operations. As a result of such discontinuation, the results of operations of Qiqihar Discontinued Operations have been presented as a single line item on the consolidated income statement of the Group for the fiscal year ended March 31, 2013. We are now entirely focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers and rural-urban migration and city re-development business.

Critical Accounting Policies

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the consolidated financial statements and record the effect of any necessary adjustments.

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

Land Appreciation Tax

Land appreciation tax provisions represent provisions for the estimated land appreciation tax payable in relation to our properties sold during a period. We make provisions based on our own calculations in accordance with our understanding of the relevant laws and regulations. Our estimate of land appreciation tax provisions requires us to use significant judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. Disagreements with the tax authorities could subject us to additional taxes, and possibly, penalties.

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

We state our property, plant and equipment as non-current assets on our consolidated statements of financial position. We state our property, plant and equipment at cost less accumulated depreciation and impairment losses, with the exception of leasehold land and buildings as discussed above. Cost includes the direct costs, direct costs of construction and capitalized borrowing costs on related borrowings during the period of construction. Properties under development are transferred to the appropriate category of property, plant and equipment or properties held for sale when completed and ready for use.

During the fiscal year ended March 31, 2015, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, nil and HK$13,569,000, respectively. During the fiscal year ended March 31, 2014, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, HK$145,000 and HK$9,973,000, respectively. The amounts of external (construction costs only) and internal costs (salaries and other indirect expenses that are directly attributable to construction of properties) incurred and capitalized during the fiscal year ended March 31, 2015 and 2014 were:

	2015			2014
	Investment Properties	Investment properties under construction	Properties under development	Investment Properties	Investment properties under construction	Properties under development
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
External costs	—	—	1,478,081	—	10,165	347,710
Internal costs	—	—	17,672	—	377	13,722

	—	—	1,495,753	—	10,542	361,432

Impairment of trade receivables

The management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statement of financial position date. In respect of the trade receivables past due but not impaired, all of which are related to sales of properties in mainland China, they are due to the reason that longer time is normally required for customers to apply for mortgages in the location at which the Company’s subsidiaries are operated. As most of these mortgages were approved by banks and balances were settled subsequent to the date of statement of financial position and resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

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

Derivative financial instruments

Derivative financial instruments issued by the Company comprise warrants that can be exercised to purchase share capital of the Company at the option of the holder and derivative component of convertible bonds. The number of shares to be purchased upon exercise of the warrants or conversion of convertible bonds does not vary with changes in their fair values. Derivative liabilities instruments are initially and subsequently measured at fair value through profit or loss and any gains or losses derived from its changes in fair values are recognized in the consolidated income statement unless the derivative financial liabilities are qualified for hedge accounting. Transaction costs attributable to the issue of derivative financial instruments are charged to the consolidated income statement during the period in which they are incurred. The fair values of derivative financial instruments were determined by management based in part on valuations performed by qualified independent professional valuers, APAC Asset Valuation and Consulting Limited. We provide the independent professional valuers with various information for the valuers to use as a basis for valuations. An analysis on the sensitivity of input used for the valuation is detailed in the consolidated financial statements of this Annual Report.

A. Operating Results

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2015, 2014 and 2013:

	2015	2014	2013
	HK$’000	HK$’000	HK$’000
Continuing operations:
Revenue	1,400,753	387,016	284,759
Cost of sales	(817,112)	(133,105)	(217,955)

Gross profit	583,641	253,911	66,804
Other income, net	2,888	16,685	67,535
Other gains/(losses), net	40,584	101,412	(69,617)
Selling expenses	(35,304)	(31,171)	(32,254)
Administrative expenses	(252,334)	(154,948)	(112,504)

Operating profit/(loss)	339,475	185,889	(80,036)
Finance income—net	7,842	10,492	4,384
Share of loss of an associate	(12,813)	(2,258)	(1,606)

Profit/(loss) before income tax	334,504	194,123	(77,258)
Income tax expenses	(280,455)	(86,839)	(35,746)

Profit/(loss) for the year from continuing operations	54,049	107,284	(113,004)
Discontinued operations:
Profit for the year from discontinued operations, net of tax	—	—	17,532

Profit/(loss) for the year	54,049	107,284	(95,472)

Attributable to:
Equity holders of the Company	61,246	104,331	(101,104)
Non-controlling interests	(7,197)	2,953	5,632

	54,049	107,284	(95,472)

Fiscal Year Ended March 31, 2015 Compared with Fiscal Year Ended March 31, 2014

Continuing Operations

Revenue

Our revenue increased by HK$1,013.8 million, or 262%, from HK$387.0 million for the fiscal year ended March 31, 2014 to HK$1,400.8 million for the fiscal year ended March 31, 2015.

	2015	2014	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	74.8	215.2	-65.3
Rural-Urban Migration and City Re-development Operation	1,326.0	171.8	571.8

	1,400.8	387.0	262.0

Agricultural Logistics Operation

Revenue in the fiscal year ended March 31, 2014 was approximately HK$215.2 million, which consisted primarily of sales of trade center units and supporting facilities of approximately HK$205.0 million. Revenue in the fiscal year ended March 31, 2015 was approximately HK$74.8 million, which consisted primarily of sales of trade center units of approximately HK$68.0 million. The change was attributable to a decrease in the sales of trade center units and supporting facilities. In the fiscal year ended March 31, 2015, there were sales of trade center units and supporting facilities of approximately 200 units and 16,900 square meters, which represented a decrease of approximately 47.3% and 50.3% as compared with the number of units and gross floor area sold in the prior year, which were approximately 380 units and 34,000 square meters, respectively. In the fiscal year ended March 31, 2015, our average selling price was HK$4,405 per square meter, which represented a decrease of approximately 28.8% as compared with the average selling price of HK$6,189 per square meter in the fiscal year ended March 31, 2014. The remainder of revenue in the fiscal year ended March 31, 2015 represented rental income from leases of trade center units of approximately HK$2.9 million, property management fee income of approximately HK$2.8 million and hotel income of approximately HK$1.1 million, while the remainder of revenue in the fiscal year ended March 31, 2014 represented rental income from leases of trade center units of approximately HK$4.8 million and property management fee income of approximately HK$5.4 million.

Rural-Urban Migration and City Re-development Operation

Revenue in the fiscal year ended March 31, 2015 was approximately HK$1,326.0 million, which was attributable to sales of trade center units. In the fiscal year ended March 31, 2015, there were sales of trade center units of approximately 2,100 units and 195,000 square meters, and our average selling price was HK$6,805 per square meter. Revenue in the fiscal year ended March 31, 2014 was approximately HK$171.8 million which was attributable to revenue from servicing and assignments of development rights. The increase in sales was primarily attributable to the completion of a project at China Glorious City—Zhoukou.

Cost of Sales

Our cost of sales increased by HK$684.0 million or 513.9%, from HK$133.1 million for the fiscal year ended March 31, 2014 to HK$817.1 million for the fiscal year ended March 31, 2015.

	2015	2014	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	51.2	133.1	61.5
Rural-Urban Migration and City Re-development Operation	765.9	—	—

	817.1	133.1	513.8

Agricultural Logistics Operation

In the fiscal year ended March 31, 2014, our cost of sales was approximately HK$133.1 million. In the fiscal year ended March 31, 2015, our cost of sales was approximately HK$51.2 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales as well as the costs associated with the provision of accommodation and food and beverages services at the hotel.

Rural-Urban Migration and City Re-development Operation

In the fiscal year ended March 31, 2014, our cost of sales was nil as assignment of development rights did not incur any costs. In the fiscal year ended March 31, 2015, our cost of sales was approximately HK$765.9 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

Our gross profit increased by HK$329.7 million, or 29.8%, from HK$253.9 million for the fiscal year ended March 31, 2014 to HK$583.6 million for the fiscal year ended March 31, 2015. The gross profit margin, or gross profit as a percentage of total revenue, decreased from 65.6% for the fiscal year ended March 31, 2014 to 41.7% for the fiscal year ended March 31, 2015. The decrease was mainly due to no revenue was generated from assignments of development rights with gross profit margin of 100% in the fiscal year ended 31 March 2015.

Agricultural Logistics Operation

Our gross profit decreased by HK$58.5 million, or 71.3%, from HK$82.1 million for the fiscal year ended March 31, 2014 to HK$23.6 million for the fiscal year ended March 31, 2015. The gross profit margin, or gross profit as a percentage of total revenue, decreased from 38.2% for the fiscal year ended March 31, 2014 to 31.6% for the fiscal year ended March 31, 2015. The decrease in gross profit margin was primarily due to a decrease in the average selling price of the sales of trade center units and supporting facilities.

Rural-Urban Migration and City Re-development Operation

Our gross profit increased by HK$388.3 million or 126.0%, from HK$171.8 million for the fiscal year ended March 31, 2014 to HK$560.1 million for the fiscal year ended March 31, 2015. The gross profit margin, or gross profit as a percentage of its total revenue, decreased from 100% for the fiscal year ended March 31, 2014 to 42.2% for the fiscal year ended March 31, 2015. The decrease in gross profit margin was primarily due to results for the fiscal year ended March 31, 2015 included revenue from sales of trade centers which carry a lower gross profit margin where revenue in the fiscal year ended March 31, 2014 included revenue from assignments of development rights with gross profit margin of 100%.

Other Income and Other Gains/(Losses), Net

In the fiscal year ended March 31, 2014, our other income and gains were approximately HK$118.1 million, primarily from government grants of approximately HK$16.1 million and a decrease in fair value of derivative components of convertible bonds and warrants of approximately HK$87.9 million.

In the fiscal year ended March 31, 2015, our other income and gains were approximately HK$43.5 million, primarily from fair value gain on investment properties of approximately HK$4.2 million, and a decrease in fair value of derivative components of convertible bonds and warrants of approximately HK$62.0 million which was offset by the decrease in fair values of leasehold land and buildings of approximately HK$23.3 million.

Selling Expenses

Our selling expenses increased by HK$4.1 million, or 13.1%, from HK$31.2 million for the fiscal year ended March 31, 2014 to HK$35.3 million for the fiscal year ended March 31, 2015.

	2015	2014	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	11.7	28.9	-59.5
Rural-Urban Migration and City Re-development Operation	23.6	2.3	926.1

	35.3	31.2	13.1

Agricultural Logistics Operation

Our selling expenses decreased by HK$17.2million, or 59.5%, from HK$28.9 million for the fiscal year ended March 31, 2014 to HK$11.7 million for the fiscal year ended March 31, 2015. The decrease in selling expenses was primarily due to a decrease in advertising expenses by approximately HK$16.1 million. As a percentage of revenue, selling expenses increased from 13.4% for the fiscal year ended March 31, 2014 to 15.6% for the fiscal year ended March 31, 2015. The increase was primarily attributable to slow down of sales in China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling.

Rural-Urban Migration and City Re-development Operation

Our selling expenses increased by HK$21.3 million, or 926.1%, from HK$2.3 million for the fiscal year ended March 31, 2014 to HK$23.6 million for the fiscal year ended March 31, 2015. The increase in selling expenses was primarily due to an increase in advertising expenses of approximately of HK$11.6 million and increase in salaries and allowances of approximately of HK$7.2 million for sales personnel. As a percentage of revenue, selling expenses increased from 1.3% for the fiscal year ended March 31, 2014 to 1.7% for the fiscal year ended March 31, 2015. The increase was due to promotion and adverting expenses incurred for sales at China Glorious City—Zhoukou during the current year.

Administrative Expenses

Our administrative expenses of HK$252.3 million for the year ended March 31, 2015 was comprised of HK$192.9 million (2014: HK$128.9 million) from Agricultural Logistics Operation, HK$47.0 million (2014: HK$13.6 million) from Rural-Urban Migration and City Re-development Operation and HK$12.4 million (2014: HK$12.4 million) from corporate expenses. Administrative expenses increased by approximately HK$97.4 million, or 62.9%, from approximately HK$154.9 million in the fiscal year ended March 31, 2014 to approximately HK$252.3 million in the fiscal year ended March 31, 2015. The overall increase in our administrative expenses was primarily attributable to the increase in impairment for trade and other receivables from HK$43,221,000 for the fiscal year ended March 31, 2014 to HK$113,919,000 for the fiscal year ended March 31, 2015.

	2015	2014	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	192.9	128.9	49.7
Rural-Urban Migration and City Re-development Operation	47.0	13.6	245.6
Corporate expenses	12.4	12.4	—

	252.3	154.9	62.9

Agricultural Logistics Operation

Administrative expenses increased by approximately HK$64.0 million, or 125.1%, from approximately HK$128.9 million in the fiscal year ended March 31, 2014 to approximately HK$192.9 million in the fiscal year ended March 31, 2015. The increase in administrative expenses was primarily due to an increase in provision for impairment of trade and other receivables of HK$58.1 million resulted from the impairment of HK$102,100,000 made for receivable arising from the sale of Qiqihar CFC and increase in provision for litigation claims of HK$15.4 million and increase in salaries and allowances of HK$5.7 million due to increase in headcount, which was partly offset by a decrease in heating expense of HK$5.7 million, a decrease in consulting fee of HK$5.0 million and a general decrease in other administrative expenses.

Rural-Urban Migration and City Re-development Operation

Administrative expenses increased by approximately HK$33.4 million, or 254.6%, from approximately HK$13.6 million in the fiscal year ended March 31, 2014 to approximately HK$47.0 million in the fiscal year ended March 31, 2015. The increase in administrative expenses was primarily due to an increase in provision for impairment of trade and other receivables of HK$12.6 million, an increase in salaries and allowances of HK$4.9 million, an increase in depreciation of approximately HK$8.0 million and increase in bank charges of approximately HK$3.6 million.

Net Finance Income/(Costs)

In the fiscal year ended March 31, 2014, we received interest income from bank deposits of approximately HK$0.7 million and interest income on other receivables of approximately HK$26.7 million. In the fiscal year ended March 31, 2015, we received interest income from bank deposits of approximately HK$1.9 million and interest income on other receivables of approximately HK$12.1 million.

In the fiscal year ended March 31, 2015, we incurred interest expense of approximately HK$305.1 million, out of which HK$298.9 million was capitalized in properties under development and property, plant and equipment and the remainder of HK$6.2 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2014, we incurred interest expense of approximately HK$212.6 million, out of which HK$195.7 million was capitalized in properties under development and investment properties under development and the rest of HK$16.9 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2015, our weighted average borrowings and weighted average interest rate were approximately HK$1,916.8 million and 15.9% per annum (2014: approximately HK$1,304.6 million and 16.3% per annum), respectively.

Profit Before Income Tax From Continuing Operations

As a result of the foregoing, we had a profit before income tax from continuing operations of approximately HK$334.5 million in the fiscal year ended March 31, 2015 and HK$194.1 million in the fiscal year ended March 31, 2014.

Taxation

In the fiscal year ended March 31, 2015, our income tax expenses of HK$280.4 million consisted of net current income tax expenses of HK$287.7 million, deferred tax expense, arising from utilization of tax losses and fair value gain on investment properties of HK$1.2 million and HK$1.2 million respectively, and deferred tax credit, arising from tax loss for the current year, of HK$9.7 million. In the fiscal year ended March 31, 2014, our income tax expenses of HK$86.8 million consisted of net current income tax expenses of HK$83.3 million and deferred tax expense, arising from fair value gain on investment properties, of HK$3.5 million.

In fiscal year ended March 31, 2015, the effective tax rate was positive 83.8%. In fiscal year ended March 31, 2014, the effective tax rate was positive 44.7%. The increase in effective tax rate was primarily attributable to the recognition of land appreciation tax for properties sold at China Glorious City—Zhoukou and the underprovision of land appreciation tax of HK$30,300,000 for China Northeast Logistics City—Dezhou arising upon completion of the land appreciation tax clearance exercise conducted by the local tax bureau.

Profit/(Loss) for the Year From Continuing Operations

In the fiscal year ended March 31, 2015, we had a net profit from continuing operation of approximately HK$54.0 million as a result of the cumulative effect of the factors discussed above. In the fiscal year ended March 31, 2014, we generated a net profit from continuing operations of approximately HK$107.3 million.

Non-Controlling Interests

In the fiscal years ended March 31, 2015 and 2014, loss and profit from continuing operations attributable to non-controlling interests was approximately HK$7.1 million and HK$3.0 million, respectively.

Fiscal Year Ended March 31, 2014 Compared with Fiscal Year Ended March 31, 2013

Continuing Operations

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

	2014	2013	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	128.9	102.3	26.0
Rural-Urban Migration and City Re-development Operation	13.6	—	100.0
Corporate expenses	12.4	10.2	21.6

	154.9	112.5	37.7

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

Profit Before Income Tax From Continuing Operations

As a result of the foregoing, we had a profit before income tax from continuing operations of approximately HK$194.1 million in the fiscal year ended March 31, 2014. In the fiscal year ended March 31, 2013, we had a loss before income tax from continuing operations of approximately HK$77.3 million.

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

Profit/(Loss) for the Year From Continuing Operations

In the fiscal year ended March 31, 2014, we generated a net profit from continuing operations of approximately HK$107.3 million. In the fiscal year ended March 31, 2013, we had a net loss from continuing operations of approximately HK$113.0 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal years ended March 31, 2014 and 2013, profit from continuing operations attributable to non-controlling interests was approximately HK$3.0 million and HK$5.6 million, respectively.

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal years ended March 31, 2014 and 2015, we financed our operations primarily through internally generated funds and bank and other borrowings and financing through capital markets. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2016 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

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

The Company obtained waivers from the holders of the Bonds in prior years in respect of any non-compliance of the above covenants for the fiscal years ended March 31, 2013, 2014 and 2015. No waiver has been obtained for subsequent periods as of July 24, 2015 as it is uncertain as to whether a waiver is required.

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

As of March 31, 2014 and 2015, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$1,399.7 million and HK$981.6 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou that were completed and changes in the amount of construction fee payables and bank and other borrowings related to the development of China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang and China Glorious City—Zhoukou.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2015	2014	2013
	HK$ in Thousands
Net cash generated from /(used in) operating activities	400,711	(949,988)	(27,360)
Net cash used in investing activities	(70,810)	(14,972)	(219,953)
Net cash (used in)/generated from financing activities	(77,290)	746,807	267,495

Net increase/(decrease) in cash and cash equivalents	252,611	(218,153)	20,182
Effect of foreign exchange rate changes on cash and cash equivalents, net	3,872	(194)	779
Cash and cash equivalents at the beginning of the year	146,192	364,539	343,578

Cash and cash equivalents at the end of the year	402,675	146,192	364,539

Cash Flow Generated From /(Used in) Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and revenue from servicing and assignments of development rights in our Rural-Urban Migration and City Re-development Operation.

In the fiscal year ended March 31, 2015, net cash generated from operating activities was HK$400.7 million, which consisted of operating cash inflow before changes in working capital of HK$443.9 million, cash outflow of net interest and tax of HK$236.7 million and working capital cash inflow of HK$193.5 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$1,335.9 million, additions to land use rights of HK$172.2 million, an increase in trade and other receivables of HK$280.4 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$727.7 million, an increase in trade payables, other payables and accruals of HK$931.9 million and refund of payments from acquisition of land use rights of HK$288.1 million and an increase in receipt in advance of HK$34.3 million,. The additions in properties under development and an increase in trade payables, other payables and accruals were attributable to construction activities carried out for our properties development projects. The increase in receipts in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

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

Cash Flow Used in Investing Activities

In the fiscal year ended March 31, 2015, our principal investment activity is the purchase of property, plant and equipment. In the fiscal year ended March 31, 2015, net cash used in investing activities was HK$70.8 million, which primarily consisted of cash outflow of HK$72.8 million resulting from the purchase of property, plant and equipment. In the fiscal year ended March 31, 2014, our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2014, net cash used in investing activities was HK$15.0 million, which primarily consisted of cash outflow of HK$15.0 million resulting from the purchase of property, plant and equipment and additions to investment properties under construction. In the fiscal year ended March 31, 2013, net cash used in investing activities was HK$220.0 million, which primarily consisted of cash outflow of HK$222.0 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction, purchase of marketable securities and cash disposed as a result of disposal of subsidiaries.

Cash Flow (Used In)/Generated from Financing Activities

Our cash from financing activities was derived from placement of convertible bonds and bank and other borrowings. In the fiscal year ended March 31, 2015, net cash used in financing activities was HK$77.3 million, consisted of cash outflow of HK$843.2 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$765.9 million resulting from proceeds from new bank and other loans and placement of convertible bonds. In the fiscal year ended March 31, 2014, net cash generated from financing activities was HK$746.8 million, consisted of cash outflow of HK$375.3 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$1,122.1 million resulting from proceeds from new bank and other loans and placement of convertible bonds. In the fiscal year ended March 31, 2013, net cash generated from financing activities was HK$267.5 million, consisted of cash outflow of HK$742.0 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$1,009.5 million resulting from proceeds from new bank and other loans and placement of convertible bonds.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2014 to March 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. dissolve and liquidate, whereby Man Sang Holdings, Inc. has been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings, Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. We are of the view that the likelihood of an indemnification liability arising from such dissolution at years ended March 31, 2014 and 2013 is remote. Accordingly, no accrual has been made.

The Group had financial guarantees as at March 31, 2015 amounting to HK$377,422,000. (2014: HK$351,382,000). The guarantees in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of the Group’s properties. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties. Such guarantees will terminate upon the earlier of (i) issuance of the property ownership certificates which are generally available within six months to one year after the purchasers take possession of the relevant properties; and (ii) the satisfaction of mortgage loans by the purchasers of properties. The directors consider that in case of default in payments, the net realisable value of the related properties can cover the repayment of the outstanding mortgage principals together with the accrued interest and penalty and therefore no provision has been made in the consolidated financial statements for the guarantees.

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

As of March 31, 2015, our contractual obligations amounted to approximately HK$5,528.2 million. The following table sets forth our contractual obligations as of March 31, 2015.

	Payments Due by Period
	Total	Within 1 year	In the second to fifth years	After the fifth year
		(HK$ in thousands)
Trade and other payables	1,614,287	1,614,287	—	—
Debt obligations	1,214,754	621,695	593,059	—
Convertible bonds	702,000	702,000	—	—
Interest on debt obligations	529,670	161,177	368,493	—
Capital commitment obligations (1)	1,463,225	1,463,225	—	—
Operating lease obligations	4,323	2,020	2,303	—

Total	5,528,259	4,564,404	963,855	—

(1)	Capital commitment obligations represented capital injection in respect of investment in an associate in the PRC of approximately HK$101.5 million and capital expenditures in relation to the construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements of approximately HK$1,361.7 million.

Item 6.	Directors, Senior Management and Employees

Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Sio Kam Seng	Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer

Mr. Ho Min Sang	Director

Mr. Lai Chau Ming, Matthew	Director

Mr. Wong Gee Hang, Henry	Director

Mr. Yuen Ka Lok, Ernest	Director

Information Regarding Executive Officers

The following table sets forth the executive officers of the Company. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Sio Kam Seng	Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer

Mr. Lin Xianfu	President of Greater China

Mr. Lung Hei Man, Alex	Deputy Chief Financial Officer

Business Experience of Directors and Executive Officers

Mr. SIO Kam Seng has served as Chairman of the Board and Chief Executive Officer of the Company since August 25, 2011, and Acting Chief Financial Officer since July 19, 2013. Mr. Sio served as Vice Chairman of the Board and Chief Executive Officer of the Company from March 22, 2010 until August 25, 2011. Mr. Sio has served as Chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management from Queen’s University of Brighton and a Master of Business Administration degree from the University of Wales. He is a member of the Institute of Public Accountants, a member of the Institute of Certified Management Accountants, a member of the Chartered Institute of Building, a member of the Society of Environmental Engineers and an associate of the Chartered Institute of Arbitrators. He is a Certified Management Accountant of Australia and is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2009 and has remained as its director since then.

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

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a member of the Certified Management Accountants (Australia) and a full member of The Hong Kong Management Association.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen has been a solicitor and a partner of Messer. Yuen & Partners since 1997. He has more than 20 years of experience in litigations and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

Mr. LIN Xianfu has served as our President of Greater China since August 1, 2014. Before joining our Company, he was appointed as the general manager in one of the industrial and logistics real estate project development companies since 2011 and He was the executive director and general manager in one of the leading-world jewelry supplying companies from 2006 to 2011. He has almost 30 years of experience in management including jewelry industry and in other industrial and logistics real estate project development. Mr. Lin is the committee member of China Jewelry Association, Vice Chairman of Zhejiang Foreigner Investment Association and Vice Chairman of Zhejiang Pearl Association. He was graduated from Guangdong Jiesi Fengjiang Secondary School in 1984.

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

B. Executive Compensation

For fiscal year ended March 31, 2015, the Company or its subsidiaries paid an aggregate of US$0.8 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$4,000 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of five members as of July 24, 2015.

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

The audit committee consists of Mr. Yuen Ka Lok, Ernest, as Chairman, Mr. Wong Gee Hang, Henry and Mr. Lai Chau Ming, Matthew. The audit committee operates under a written charter, which sets forth the functions and responsibilities of the committee. A copy of our audit committee charter is posted on our website at www.chinametrorural.com.

The audit committee held 2 meetings and acted by unanimous written consent on 3 occasions during the fiscal year ended March 31, 2014 and 2 meetings and acted by unanimous written consent on 2 occasions during the fiscal year ended March 31, 2015.

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

With respect to the fiscal year ended March 31, 2015, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2015;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2015 be included in our Annual Report on Form 20-F for the year ended March 31, 2015.

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

During the fiscal year ended March 31, 2015, the compensation committee acted by unanimous written consent on 2 occasions.

The board of directors has determined that each member of the compensation committee satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

The compensation committee has a compensation committee charter which is posted on our website at www.chinametrorural.com.

Nominating Committee

On August 25, 2011 the Company established a nominating committee with the approval of the Board of Directors. Mr. Wong Gee Hang, Henry is the Chairman of the nominating committee. Mr. Lai Chau Ming, Matthew and Mr. Yuen Ka Lok, Ernest, are the members of the Committee.

During the fiscal year ended March 31, 2015, the nominating committee acted by unanimous written consent on 2 occasions.

The board of directors has determined that each member of the nominating committee satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. The nominating committee will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates to the board of directors. The name of any recommended candidate for being director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before August 17, 2016, the first anniversary of the mailing date of our proxy statement for our 2015 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2015, our board of directors held 3 meetings and acted by unanimous written consent on 7 occasions.

Three of our directors attended our 2014 annual meeting of shareholders held at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the terms of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Employment Agreements

We do not have employment agreements with any of our directors.

D. Employees

As of March 31, 2015, the Company and all of its direct and indirect subsidiaries had a total of approximately 584 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2015.

	Hong Kong	PRC	Total
Senior management	3	26	29
Marketing and sales	—	197	197
Purchasing	—	7	7
Finance and accounting	1	41	42
Legal and Compliance	1	7	8
Construction	—	87	87
Human resources and administration	—	110	110
Property management	—	95	95
Information technology	—	9	9

Total	5	579	584

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

As of March 31, 2015, 5 of our management and employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2013, 2014 and 2015 was approximately US$392,000 (or HK$3,056,000) US$418,000 (or HK$3,261,000) and US$553,000 (or HK$4,311,000) respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.	Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2015.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kind United Holdings Limited (3)(4)	37,338,104	50.77%
Willis Plus Limited (3)(4)	61,499,028	45.54%
Ampleton Developments Limited	5,744,323	7.81%
Luck Merit Holdings Limited	5,744,323	7.81%
Zhong Ying Limited (5)	5,900,000	8.02%
Mr. Cheng Chung Hing, Ricky (3)	116,119,915	79.22%
Mr. Leung Moon Lam (4)	37,338,104	50.77%
Mr. Lin Xianfu	11,538,459	13.56%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	5,222,661	7.10%
Mr. Su Shaobin (5)	5,900,000	8.02%
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (7 persons)	16,761,120	19.70%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of July 1, 2015, we had 73,543,782 ordinary shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days except as indicated in individual footnotes. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2015. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. He also owns approximately 16.7% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of 37,338,104 ordinary shares of the Company issued to Kind United Holdings Limited upon completion of the Merger on March 22, 2010. Mr. Cheng owns 100% of the outstanding shares of Willis Plus Limited. As a result, Mr. Cheng may be deemed to be the beneficial owner of the 61,499,028 ordinary shares of the Company beneficially owned by Willis Plus Limited which consists of 55,499,028 ordinary shares issuable pursuant to convertible bonds convertible within 60 days of July 1, 2015 and 6,000,000 ordinary shares issuable pursuant to warrants exercisable within 60 days of July 1, 2015. Mr. Cheng owns US$15 million of our 10% convertible bonds due 2016 (“2016 Bonds”). As a result, Mr. Cheng Chung Hing may be deemed to be the beneficial owner of 11,538,460 ordinary shares issuable pursuant to 2016 Bonds convertible within 60 days of July 1, 2015. Mr. Cheng Chung Hing, Ricky also personally owns 5,744,323 ordinary shares since December 2013.

(4)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of 37,338,104 ordinary shares of the Company issued to Kind United Holdings Limited upon completion of the Merger on March 22, 2010.
(5)	Zhong Ying Limited holds directly 5,900,000 ordinary shares of the Company. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 5,900,000 ordinary shares of the Company beneficially owned by Zhong Ying Limited.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2015, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited (3)	100,000	100%
Mr. Cheng Chung Hing, Ricky (3)	100,000	100%
Mr. Cheng Tai Po	100,000	100%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lin Xianfu	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (7 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2015, we had 100,000 preferred shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2015. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The preferred shares were issued to Cafoong Limited on August 25, 2009.

Holders of our ordinary shares are entitled to one vote for each share held. The holders of the 100,000 of our preferred shares outstanding are, as a class, entitled to the number of votes as shall constitute 3,191,225 of our ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Certain agreements with Cafoong Limited provide Cafoong Limited with certain pre-emptive rights to purchase, upon the issuance of our ordinary shares in certain circumstances to third parties in order to allow Cafoong Limited to maintain its percentage ownership interest of our outstanding ordinary shares.

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

The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase our 25% interest in Qiqihar CFC. The payments of the amounts described above shall be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. Su Shaobin, who was one of our directors. The disposition was approved by our audit committee and our board of directors on October 12, 2012. The remaining 25% interest in Qiqihar CFC has been accounted for as a loan receivable due to its nature in accordance with IFRS.

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

On September 19, 2014, the Company entered into an HK$30,000,000 loan contract with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$30,000,000 to the Company. The term of this loan is from September 19, 2014 to September 18, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On September 22, 2014, the Company entered into an HK$35,000,000 loan contract with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$35,000,000 to the Company. The term of this loan is from September 22, 2014 to September 21, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On April 1, 2015, the Company entered into an HK$45,000,000 loan contract with one of its major shareholders Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$45,000,000 to the Company. The term of this loan is from April 1, 2015 to March 31, 2017. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

The terms of all three HK$ loan contracts (the “Loan Affiliate Transactions”) were reviewed by the Company’s audit committee which determined that the Loan Affiliate Transactions were in the best interests of the Company and its shareholders as a whole and the Company’s board and the Audit Committee each approved the Loan Affiliate Transactions on September 19, 2014 and April 1, 2015.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and Proficient Success Limited. As of March 31, 2015, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,451,116,976 of the 8,000,671,999 outstanding shares of China South City Holdings Limited, or China South City. China South City is a leading developer and operator of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers, distributors and end-users of products from raw materials to finished products. It sells and leases well-designed, high quality trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro-Rural Limited and some of its subsidiaries, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

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

On June 1, 2012, Shenzhen Northeast Logistics City Co., Ltd., an indirect wholly-owned subsidiary of ours, entered into a rental agreement with China South International Industrial Materials City (Shenzhen) Co., Ltd., a wholly-owned subsidiary of China South City Holdings Limited, pursuant to which Shenzhen Northeast Logistics City Co., Ltd. agreed to lease from China South International Industrial Materials City (Shenzhen) Co., Ltd. an office premises located at 21/F, Global Logistics Center, Pinghu, Shenzhen, the PRC owned by China South International Industrial Materials City (Shenzhen) Co., Ltd. for a term of two years from June 1, 2012 to May 31, 2014 with monthly rental and management fee of RMB22,563 per month and RMB4,514 per month, respectively. Shenzhen Northeast Logistics City Co., Ltd. is entitled to a rent-free period from June 1, 2012 to August 31, 2012. On August 5, 2014, Shenzhen Northeast Logistics City Co., Ltd. entered into a rental agreement with China South International Industrial Materials City (Shenzhen) Co., Ltd. pursuant to which Shenzhen Northeast Logistics City Co., Ltd. agreed to lease from China South International Industrial Materials City (Shenzhen) Co., Ltd. an office premises located at 26/F, Global Logistics Center, Pinghu, Shenzhen, the PRC for a term of three years from August 1, 2014 to July 31, 2017 with monthly rental and management fee of RMB66,751 per month and RMB11,867 per month, respectively. Shenzhen Northeast Logistics City Co., Ltd. is entitled to a rent-free period from August 1, 2014 to October 30, 2014. Shenzhen Northeast Logistics City Co., Ltd. no longer leased 21/F, Global Logistics Center after August 1, 2014. During the fiscal year ended March 31, 2015, Shenzhen Northeast Logistics City Co., Ltd. paid and payable to China South International Industrial Materials City (Shenzhen) Co., Ltd. approximately HK$915,000 (RMB726,000) (inclusive of rental rates and management fees, an amount less than the threshold of our related party transaction policy) pursuant to the terms of this rental agreement.

On November 14, 2013, China Dezhou Northeast, an indirect non wholly-owned subsidiary of ours, entered into a design contract with Shenzhen Huanuo Architecture Planning and Design Institute Company Limited, a wholly-owned subsidiary of China South City Holdings Limited, pursuant which Shenzhen Huanuo Architecture Planning and Design Institute Company Limited agreed to provide various design services, including facade design proposals and interior design of certain trade centers and administrative offices of Northeast Logistics City—Dezhou, with a total contract sum of RMB890,000, which was fully settled.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this Annual Report.

Legal Proceedings

Our subsidiary China Tieling Northeast is involved in a PRC court case brought about by a contractor, Kaiyuan Wei Min Construction Engineering Co., Ltd. (“Wei Min”), regarding a disputed construction contract where Wai Min is claiming damages of approximately RMB9,882,355. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, we are of the opinion that the full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

Our subsidiary China Tieling Northeast is involved in a PRC court case brought about by a contractor, Tieling Xin Hai Construction Engineering Co., Ltd. (“Xin Hai”), regarding a disputed construction contract where Xin Hai is claiming damages of approximately RMB1,174,156. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, we are of the opinion that the full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

We have filed a Hong Kong court case (Action No. 755 of 2015) against Run Xing Investments Limited (“Run Xing”), Honour Noble Holdings Limited (“Honour Noble”) and Mr. Su Shaobin. In the case, we are making claims for various returns and interest receivables with aggregate sum of RMB42,935,132 from Run Xing and Honour Noble while Mr. Su Shaobin is a guarantor for the aforesaid sum. A judgement from the Hong Kong Court of First Instance was issued in our favour and demanded Mr. Su Shaobin to pay the aforesaid sum. Although the judgement is already issued, we are of the opinion that the recoverability of the aforesaid sum is in doubt and full provision for the aforesaid sum and a loan receivable of RMB50,000,000 shall be made and accordingly, the amounts were fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

As of March 31, 2015, except for the foregoing, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

The following table sets forth, for the periods indicated, the high and low share prices (in U.S.$) for our ordinary shares from April 1, 2010 to June 30, 2015 on the NYSE MKT.

	High	Low
Yearly Highs and Lows for the Year Ended March 31,
2015	1.12	0.57
2014	2.88	0.90
2013	1.56	0.50
2012	5.65	0.72
2011	5.84	1.72

Quarterly Highs and Lows
2015
First Quarter (April-June 2014)	1.06	0.72
Second Quarter (July-September 2014)	1.12	0.88
Third Quarter (October-December 2014)	0.99	0.60
Fourth Quarter (January-March 2015)	0.98	0.57

2014
First Quarter (April-June 2013)	1.38	1.20
Second Quarter (July-September 2013)	1.40	0.99
Third Quarter (October-December 2013)	2.88	0.90
Fourth Quarter (January-March 2014)	1.34	0.90

Monthly Highs and Lows
January 2015	0.96	0.85
February 2015	0.98	0.57
March 2015	0.98	0.85
April 2015	1.17	0.85
May 2015	1.10	0.85
June 2015	1.55	0.90

Item 10.	Additional Information.

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

General Provisions of Our Shares

Voting and Quorum. Subject to the rights attached to the preferred shares whose holders shall as a class be entitled to such number of votes as shall constitute 3,191,225 ordinary shares, every holder of ordinary shares present in person or by proxy at a meeting of the shareholders shall have one vote and on a poll every holder of ordinary shares and every person representing such shareholder by proxy shall have one vote for each issued and outstanding voting ordinary share registered in his name, or the name of the person represented by proxy, in the register of shareholders. Subject to any provisions to the contrary in The BVI Business Companies Act 2004 or in our Memorandum and Articles of Association, holders of our ordinary shares and preferred shares shall vote together as one class. If the Chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the Chairman shall fail to take a poll then any shareholder present in person or by proxy who disputes the announcement by the Chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the Chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the Chairman.

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

Our board of directors may issue preferred shares without action by its shareholders up to the amount of the authorized but unissued preferred shares. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. The issuance of these shares could adversely affect the rights of holders of our ordinary shares. Subject to the directors’ duty of acting in our interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the rights of the holders of the ordinary shares.

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

Directors’ Power to Manage Business

The board of directors have all the powers necessary for managing and for directing and supervising the business and affairs of the Company and may, from time to time and at its discretion, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party, and may exercise power in such manner and upon such terms and conditions in all respects as it thinks fit.

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

On June 6, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB syndicated loan contract with ICBC and China Merchant Bank, under which ICBC and CMB extended an amount of RMB97,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (June 25, 2012) to June 25, 2015.

On July 24, 2012, we entered into certain agreements in connection with the issuance of US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) and 6,000,000 warrants to purchase Ordinary Shares (the “CB Warrants”) in a private placement to the Investor . The Investor is a special purpose entity owned by our Majority Shareholders. The Investor borrowed from PAG the funds used to purchase the Bonds. The use of proceeds is intended for project development costs for several property development projects in mainland China.

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

On August 16, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB loan contract with SPB Bank, under which SPD Bank extended an amount of RMB40,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (August 20, 2012) to August 7, 2013.

On August 22, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB loan contract with SPB Bank, under which SPD Bank extended an amount of RMB40,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (August 31, 2012) to August 7, 2013.

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

The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase our 25% interest in Qiqihar CFC. The payments of the amounts described above shall be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. Su Shaobin, who was one of our directors.

On October 24, 2012, one of our subsidiaries, China Dezhou Northeast entered into an RMB loan contract with Bank of China, under which Bank of China extended an amount of RMB65,000,000 loan to China Dezhou Northeast. The term of this loan is from date of drawn down (October 24, 2012) to December 25, 2014.

On October 25, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB syndicated loan contract with ICBC and China Merchant Bank, under which ICBC and CMB extended an amount of RMB141,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (November 1, 2012) to October 31, 2015.

On November 1, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB loan contract with Bank of Tieling, under which Bank of Tieling extended an amount of RMB13,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (November 1, 2012) to October 31, 2013.

On March 15, 2013, one of our subsidiaries, China Metro-Rural Limited, entered into six HK$ loan agreements, where the terms and conditions of the loan agreements are identical except for the amount, with certain independent third parties, under which these third parties extended an aggregate amount of HK$60,000,000 loan to China Metro-Rural Limited. The term of these loans is from March 15, 2013 to March 14, 2015. These loans were unsecured and interest bearing at 18% per annum. These loans were fully repaid during the fiscal year ended March 31, 2015.

On May 8, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC under which ICBC extended an amount of RMB80,000,000 loan to China Hengyang Glorious. The term of this loan is from date of drawn down (May 9, 2013) to April 25, 2014.

On June 21, 2013, one of our subsidiaries, China Dezhou Northeast, entered into an RMB loan contract with AVIC Trust Co., Ltd. under which AVIC Trust Co., Ltd. extended an amount of RMB250,000,000 loan to China Dezhou Northeast. The term of this loan is from date of drawn down (June 21, 2013) to June 21, 2014.

On June 26, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC under which ICBC extended an amount of RMB20,000,000 loan to China Hengyang Glorious. The term of this loan is from date of drawn down (July 8, 2013) to April 25, 2014.

On July 1, 2013, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an amount of RMB10,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (July 1, 2013) to June 30, 2014.

On October 24, 2013, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an amount of RMB50,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (November 12, 2014) to October 21, 2016.

On November 19, 2013, the Company entered into a US$ loan agreements with various independent third parties and an existing shareholder, under which these parties extended an aggregate amounts of US$10,000,000 to the Company. The term of these loans is from November 19, 2013 to November 18, 2014. These loans were obtained by the Company as transitional loans for the purpose of the 2016 Bonds and were subsequently repaid in form of the 2016 Bonds in December 2013.

On November 20, 2013, the Company entered into US$ loan agreement with one of its major shareholders, under which the major shareholder extended an amount of US$5,000,000 to the Company. The term of this loan is from November 20, 2013 to November 19, 2014. This loan was obtained by the Company as transitional loan for the purpose of the 2016 Bonds and was subsequently repaid in form of the 2016 Bonds in December 2013.

On November 21, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC under which ICBC extended an amount of RMB150,000,000 loan to China Hengyang Glorious. The term of this loan is from date of drawn down (November 21, 2013) to November 6, 2014.

On November 21, 2013, the Company entered into a HK$ loan agreement with an independent third party, under which this third party extended an amount of HK$120,000,000 loan to China Metro-Rural Holdings Limited. The term of this loan is from November 21, 2013 to November 20, 2014. This loan is unsecured, interest bearing at 20% per annum. This loan was fully repaid during the fiscal year ended March 31, 2015.

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

On March 17, 2014, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an RMB15,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (April 3, 2014) to March 16, 2015.

On April 2, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party under which this independent third party extended an amount of RMB30,000,000 loan to Shenzhen Northeast Logistics City Co., Ltd., The term of this loan is from April 2, 2014 to April 1, 2016. This loan is unsecured, interest bearing at 15% per annum.

On April 2, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party under which this independent third party extended an amount of RMB28,800,000 loan to Shenzhen Northeast Logistics City Co., Ltd., The term of this loan is from April 2, 2014 to April 1, 2016. This loan is unsecured, interest bearing at 15% per annum.

On April 4, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party under which this independent third party extended an amount of RMB35,000,000 loan to Shenzhen Northeast Logistics City Co., Ltd., The term of this loan is from April 4, 2014 to April 3, 2016. This loan is unsecured, interest bearing at 15% per annum.

On April 8, 2014, the Company entered into a HK$ loan agreement with an independent third party under which this party extended an amount of HK$45,000,000 loan to the Company. The term of this loan is from April 8, 2014 to April 7, 2015. This loan was unsecured and interest bearing at 17% per annum. This loan was fully repaid on April 2, 2015.

On April 10, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party under which this independent third party extended an amount of RMB88,200,000 loan to Shenzhen Northeast Logistics City Co., Ltd., The term of this loan is from April 10, 2014 to April 9, 2016. This loan is unsecured, interest bearing at 15% per annum.

On May 4, 2014, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an RMB loan contract with ICBC under which ICBC extended an amount of RMB150,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (June 9, 2014) to June 9, 2016.

On June 30, 2014, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an RMB loan contract with Bank of China under which Bank of China extended an amount of RMB10,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (June 30, 2014) to June 30, 2015.

On June 30, 2014, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an entrusted debt investment agreement with BOC International (China) Limited and Bank of China and under which BOC International (China) Limited as principal and Bank of China as trustee extended an amount of RMB90,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (June 30, 2014) to June 30, 2015.

On July 7, 2014, one of our subsidiaries, Tieling Shengtai Hotel Co., Ltd., entered into an RMB loan contract with Tieling Xinxing Village Bank under which Tieling Xinxing Village Bank extended an amount of RMB3,500,000 loan to Tieling Shengtai Hotel Co., Ltd. The term of this loan is from date of drawn down (July 7, 2014) to July 6, 2015.

On August 7, 2014, the Company entered into a HK$ loan agreement with an independent third party, under which this party extended an aggregate amounts of HK$35,000,000 to the Company. The term of this loan is from August 7, 2014 to August 6, 2015. This loan is unsecured, interest bearing at 17% per annum with interest payable semi-annually.

On September 19, 2014, the Company entered into a HK$ loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$30,000,000 to the Company. The term of this loan is from September 19, 2014 to September 18, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On September 22, 2014, the Company entered into a HK$ loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$35,000,000 to the Company. The term of this loan is from September 22, 2014 to September 21, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On February 11, 2015, the Company entered into a HK$ loan agreement with an independent third party, under which this party extended an aggregate amount of HK$13,000,000 to the Company. The term of this loan is from February 11, 2015 to May 10, 2015 but was extended to August 10, 2015. This loan is unsecured, interest bearing at 6% per annum with interest payable upon maturity.

On March 12, 2015, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling under which Bank of Tieling extended an amount of RMB50,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (March 24, 2015) to September 30, 2015.

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

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

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

Foreign Exchange Risk

We conduct our business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a portion of expenses are denominated in foreign currencies, such as interest expense in Hong Kong dollars and United States dollars paid to lenders, salaries paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year ended March 31, 2015, all of our revenues were denominated in Renminbi. During the same period, approximately 94.7% of our expenses (excluding tax) were denominated in Renminbi, approximately 2.0% were denominated in Hong Kong dollars and approximately 3.3% were denominated in U.S. dollars. Further, as of March 31, 2015, approximately 27.9% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi, approximately 56.2% was denominated in Hong Kong dollars and approximately 15.9% were denominated in U.S. dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists of bank and other borrowings, a loan from a non-controlling interest and convertible bonds. As of March 31, 2015, we had HK$626 million in bank borrowings that bore interest at floating rates ranging from 6.4% to 9.8% per annum and bank and other borrowings that bore interest at fixed rates ranging from 6.6% to 9.6% per annum.

Additional increases in interest rates could potentially result in an increase in our cost of float rate borrowings, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2015, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 6.4% to 9.8% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2015 were ranging from 5.4% to 5.8% per annum (2014: 6.0% to 6.2% per annum). Based on our borrowings as of March 31, 2015, we estimate that interest expense relating to our borrowings payable would increase by HK$6.2 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

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

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2015, the end of the period covered by this Annual Report. Based on such evaluation, management with the participation of the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2015 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change was made in our internal control over financial reporting during the fiscal year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ended March 31, 2015 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2015.

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

No change was made in our internal control over financial reporting during fiscal year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2015 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2015 and March 31, 2014 and for the years ended March 31, 2015, 2014 and 2013, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2015, including the audit of the Company’s annual financial statements are approximately US$589,744 (HK$4,600,000).

Audit services of PricewaterhouseCoopers for fiscal year 2014 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2014 and March 31, 2013 and for the years ended March 31, 2014, 2013 and 2012, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year ended March 31, 2014, including the audit of the Company’s annual financial statements are approximately US$538,462 (HK$4,200,000).

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2014 or 2015. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance.

Audit-Related Fees and All Other Fees

The aggregate fees for audit-related or other fees to PricewaterhouseCoopers for fiscal year ended March 31, 2014 and 2015 are nil and nil, respectively.

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

Our Audited Financial Statements as of March 31, 2014 and 2015 and for the years ended March 31, 2013, 2014 and 2015, including the notes thereto and together with auditor’s report thereon, are included in this Annual Report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.[1]

1.2	Amended and Restated Articles of Association.[2]

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[3]

4.2	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[4]

4.10	Cooperative Framework Agreement between China Metro-Rural Development Limited and Dezhou Municipal Government dated July 17, 2010.[5]

4.23	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated June 6, 2012.[15]

4.24	Subscription Agreement for the Convertible Bonds dated July 24, 2012.[6]

4.25	Form of Terms and Conditions relating to the Convertible Bonds.[7]

4.26	Form of Warrant Instrument.[8]

4.27	Form of Registration Rights Agreement.[9]

4.28	Definitive Form of Subsidiary Guarantee.[10]

4.29	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012.[11]

4.30	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012.[12]

4.31	Form of Terms and Conditions relating to the PAG Bonds.[13]

4.32	Form of Guarantee relating to the PAG Bonds.[14]

4.33	Loan Contract between China Tieling Northeast and SPD Bank dated August 16, 2012.[15]

4.34	Loan Contract between China Tieling Northeast and SPD Bank dated August 22, 2012.[15]

4.35	Sale and Purchase Agreement for the dispositions of HKCFC and Qiqihar CFC dated October 15, 2012.[15]

4.36	Loan Contract between China Dezhou Northeast and Bank of China dated October 24, 2012.[15]

4.37	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated October 25, 2012.[15]

4.38	Loan Contract between China Tieling Northeast and Bank of Tieling dated November 1, 2012.[15]

4.39	Loan Agreements between China Metro-Rural Limited and independent third parties dated March 15, 2013.[15]

4.40	Loan Contract between China Hengyang Glorious and ICBC dated May 8, 2013.[16]

4.41	Loan Contract between China Dezhou Northeast and AVIC Trust Co., Ltd. dated June 21, 2013.[16]

4.42	Loan Contract between China Hengyang Glorious and ICBC dated June 26, 2013.[16]

4.43	Loan Contract between China Tieling Northeast and Bank of Tieling dated July 1, 2013.[16]

4.44	Loan Contract between China Tieling Northeast and Bank of Tieling dated October 24, 2013.[16]

Exhibit Number	Description
4.45	Loan Agreement between China Metro-Rural Holdings Limited and independent third parties dated November 19, 2013.[16]

4.46	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated November 20, 2013.[16]

4.47	Loan Contract between China Hengyang Glorious and ICBC dated November 21, 2013.[16]

4.48	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated November 21, 2013.[16]

4.49	Form of 2016 Bond Certificate.[16]

4.50	Loan Contract between China Tieling Northeast and Bank of Tieling dated March 17, 2014.[16]

4.51	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 2, 2014.

4.52	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 2, 2014.

4.53	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 4, 2014.

4.54	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated April 8, 2014.

4.55	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 10, 2014.

4.56	Loan Contract between China Zhoukou Glorious Investments and ICBC dated May 4, 2014.

4.57	Loan Contract between China Zhoukou Glorious Investments and Bank of China dated June 30, 2014.

4.58	Entrusted Debt Investment Agreement between China Zhoukou Glorious Investments, BOC International (China) Limited and Bank of China dated June 30, 2014.

4.59	Loan Contract between Tieling Shengtai Hotel Co., Ltd. and Tieling Xinxing Village Bank dated July 7, 2014.

4.60	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated August 7, 2014.

4.61	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated September 19, 2014.

4.62	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated September 22, 2014.

4.63	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated February 11, 2015.

4.64	Loan Contract between China Tieling Northeast and Bank of Tieling dated March 12, 2015.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Valuation Firm.

15.3	Consent of Valuation Firm.

[1]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2010.
[2]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 16, 2012.
[3]	Incorporated by reference to Annex A to the registrant’s Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.
[4]	Incorporated by reference to Annex B to Exhibit 99.1 to the registrant’s Form 6-K filed with the SEC on March 1, 2010.
[5]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2011.
[6]	Incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[7]	Incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[8]	Incorporated by reference to Exhibit 99.4 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[9]	Incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[10]	Incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[11]	Incorporated by reference to Exhibit 99.7 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[12]	Incorporated by reference to Exhibit 99.8 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[13]	Incorporated by reference to Exhibit 99.9 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[14]	Incorporated by reference to Exhibit 99.10 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.
[15]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 18, 2013.
[16]	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer

Date: July 31, 2015

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

as at March 31, 2015 and 2014

and

for the years ended March 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

July 31, 2015.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended March 31, 2015, 2014 and 2013

	Notes	2015 US$’000		2015 HK$’000		2014 HK$’000		2013 HK$’000
		(Note 49)
Continuing operations:
Revenue	7		179,584		1,400,753		387,016		284,759
Cost of sales	11		(104,758)		(817,112)		(133,105)		(217,955)

Gross profit			74,826		583,641		253,911		66,804
Other income, net	9		370		2,888		16,685		67,535
Other gains/(losses), net	10		5,203		40,584		101,412		(69,617)
Selling expenses	11		(4,526)		(35,304)		(31,171)		(32,254)
Administrative expenses	11		(32,350)		(252,334)		(154,948)		(112,504)

Operating profit/(loss)			43,523		339,475		185,889		(80,036)
Finance income	13		1,802		14,057		27,410		16,954
Finance costs	13		(797)		(6,215)		(16,918)		(12,570)

Finance income—net			1,005		7,842		10,492		4,384
Share of loss of an associate	24		(1,642)		(12,813)		(2,258)		(1,606)

Profit/(loss) before income tax			42,886		334,504		194,123		(77,258)
Income tax expenses	14		(35,956)		(280,455)		(86,839)		(35,746)

Profit/(loss) for the year from continuing operations			6,930		54,049		107,284		(113,004)
Discontinued operations:	17
Profit for the year from discontinued operations, net of tax			—		—		—		17,532

Profit/(loss) for the year			6,930		54,049		107,284		(95,472)

Attributable to:
Equity holders of the Company			7,853		61,246		104,331		(101,104)
Non-controlling interests			(923)		(7,197)		2,953		5,632

			6,930		54,049		107,284		(95,472)

Earnings/(loss) per share from continuing and discontinued operations attributable to equity holders of the Company during the year	15
Basic earnings/(loss) per share
From continuing operations		US$	0.11	HK$	0.83	HK$	1.42	HK$	(1.61)
From discontinued operations			—		—		—	HK$	0.24

		US$	0.11	HK$	0.83	HK$	1.42	HK$	(1.37)

Diluted earnings/(loss) per share
From continuing operations		US$	0.01	HK$	0.04	HK$	0.18	HK$	(1.61)
From discontinued operations			—		—		—	HK$	0.24

		US$	0.01	HK$	0.04	HK$	0.18	HK$	(1.37)

Dividend (HK$’000)	16		—		—		—		—

The notes on pages F-11 to F-84 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31, 2015, 2014 and 2013

	2015 US$’000	2015 HK$’000	2014 HK$’000	2013 HK$’000
	(Note 49)
Profit/(loss) for the year	6,930	54,049	107,284	(95,472)
Other comprehensive income, net of tax:
Item that will not be subsequently reclassified to income statement:
Increase in fair values of leasehold land and buildings, net of deferred tax income (Note 26)	1,663	12,974	—	—
Item that may be subsequently reclassified to income statement:
Exchange difference on translation of foreign operations	2,472	19,284	26,377	9,277

Total comprehensive income/(loss) for the year	11,065	86,307	133,661	(86,195)

Total comprehensive income/(loss) for the year attributable to:
Equity holders of the Company
Continuing operations	11,800	92,042	129,164	(109,911)
Discontinued operations	—	—	—	17,532

	11,800	92,042	129,164	(92,379)

Non-controlling interests
Continuing operations	(735)	(5,735)	4,497	6,184
Discontinued operations	—	—	—	—

	(735)	(5,735)	4,497	6,184

	11,065	86,307	133,661	(86,195)

The notes on pages F-11 to F-84 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2015 and 2014

	Notes	March 31, 2015 US$’000	March 31, 2015 HK$’000	March 31, 2014 HK$’000
		(Note 49)
Non-current assets
Investment properties	18	81,224	633,544	608,909
Property, plant and equipment	20	40,072	312,560	103,467
Land use rights	21	7,370	57,489	77,560
Deposit for investment properties		1,627	12,694	12,583
Goodwill	22	118	919	—
Deposits for acquisition of land use rights	23	16,534	128,968	127,847
Interest in an associate	24	1,518	11,840	24,522
Interest in a joint venture	25	958	7,466	—
Restricted and pledged bank deposits	30	—	—	13,842
Deferred income tax assets	26	1,253	9,777	1,210

		150,674	1,175,257	969,940

Current assets
Completed properties held for sale	27	71,959	561,278	396,136
Properties under development	28	347,282	2,708,802	1,631,992
Land use rights	21	27,575	215,084	184,809
Deposits for acquisition of land use rights	23	25,823	201,417	664,493
Trade and other receivables	29	66,091	515,512	313,388
Restricted and pledged bank deposits	30	19,313	150,640	36,844
Cash and cash equivalents	30	51,625	402,675	146,192

		609,668	4,755,408	3,373,854

Current liabilities
Trade payables, other payables and accruals	31	215,280	1,679,179	587,519
Receipt in advance	32	8,156	63,618	28,160
Current income tax liabilities		70,718	551,600	325,351
Derivative financial liabilities	33	32,084	250,257	312,267
Bank and other borrowings	34	79,704	621,695	720,843
Convertible bonds	35	77,882	607,482	—

		483,824	3,773,831	1,974,140

Net current assets		125,844	981,577	1,399,714

Total assets less current liabilities		276,518	2,156,834	2,369,654

Non-current liabilities
Deferred income tax liabilities	26	12,255	95,592	89,323
Bank and other borrowings	34	67,701	528,059	386,309
Convertible bonds	35	—	—	512,146
Loans from a shareholder	47	8,333	65,000	—
Loan from a non-controlling interest of a subsidiary	47	7,539	58,800	58,800

		95,828	747,451	1,046,578

Net assets		180,690	1,409,383	1,323,076

Equity
Equity attributable to equity holders of the Company
Share capital	36	73	573	573
Reserves		177,164	1,381,877	1,289,835

		177,237	1,382,450	1,290,408
Non-controlling interests	37	3,453	26,933	32,668

Total equity		180,690	1,409,383	1,323,076

The notes on pages F-11 to F-84 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2015, 2014 and 2013

	Notes	2015 US$’000	2015 HK$’000	2014 HK$’000	2013 HK$’000
		(Note 49)
Cash flows from operating activities
Profit/(loss) before income tax		42,886	334,504	194,123	(97,559)
Adjustments for:
Interest income	13	(1,802)	(14,057)	(27,410)	(24,963)
Interest expense	13	797	6,215	16,918	12,570
Depreciation of property, plant and equipment	20	3,392	26,459	10,067	8,590
Amortization of land use rights	21	832	6,488	3,096	2,226
Share of loss of an associate		1,643	12,813	2,258	1,606
Increase in fair values of investment properties	10	(545)	(4,252)	(18,296)	(6,228)
(Decrease)/increase in fair values of warrants	10	(886)	(6,912)	(12,991)	8,157
(Decrease)/increase in fair values of derivative components of convertible bonds	10	(7,064)	(55,098)	(74,894)	120,564
Loss on disposal of property, plant and equipment	10	64	504	—	—
Decrease in fair values of leasehold land and buildings	10	2,992	23,338	—	—
Provision for/(write-back of) impairment of trade and other receivables	11	14,605	113,919	43,221	(1,855)
Impairment of deposit for investment properties	11	—	—	2,426	—
Transaction costs related to the derivative components of convertible bonds	35	—	—	128	6,796

Operating cash flows before movements in working capital		56,914	443,921	138,646	29,904
Additions of properties under development		(171,266)	(1,335,873)	(361,432)	(391,576)
Additions of land use rights		(22,083)	(172,245)	(885,445)	(63,653)
Refunds of payments from acquisition of land use rights	21	36,943	288,163	571,800	38,748
Deposits paid for acquisition of land use rights		—	—	(665,289)	(143,836)
Decrease in completed properties held for sale		93,296	727,709	115,195	195,556
(Increase)/decrease in trade and other receivables		(35,949)	(280,404)	98,849	56,177
Increase in trade payables, other payables and accruals		119,469	931,859	196,716	63,600
Increase/(decrease) in receipt in advance		4,393	34,266	(10,005)	339,236

Cash generated from/(used in) operations		81,717	637,396	(800,965)	124,156
Interest received		355	2,772	13,974	1,066
Interest paid		(22,254)	(173,582)	(155,060)	(112,720)
Income tax paid		(8,446)	(65,875)	(7,937)	(39,862)

Net cash generated from/(used in) operating activities		51,372	400,711	(949,988)	(27,360)

The notes on pages F-11 to F-84 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the years ended March 31, 2015, 2014 and 2013

	Notes	2015 US$’000	2015 HK$’000	2014 HK$’000	2013 HK$’000
		(Note 49)
Cash flows from investing activities
Net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary	42	190	1,481	—	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	43	—	—	—	(176,917)
Purchases of property, plant and equipment		(9,329)	(72,766)	(4,434)	(37,820)
Proceeds from disposal of property, plant and equipment		61	475	4	—
Additions to investment properties under construction	19	—	—	(10,542)	(301)
Purchase of available-for-sale financial assets		—	—	—	(4,915)

Net cash used in investing activities		(9,078)	(70,810)	(14,972)	(219,953)

Cash flows from financing activities
Increase in restricted and pledged bank deposits		(12,675)	(98,868)	(1,022)	(30,975)
Proceeds from bank and other borrowings		89,858	700,895	888,504	558,906
Repayments of bank and other borrowings		(95,425)	(744,317)	(374,323)	(711,042)
Loans from a shareholder	47	8,333	65,000	—	—
Proceeds from issuance of convertible bonds, net of direct expenses	35	—	—	233,648	450,606

Net cash (used in)/generated from financing activities		(9,909)	(77,290)	746,807	267,495

Net increase/(decrease) in cash and cash equivalents		32,385	252,611	(218,153)	20,182
Cash and cash equivalents at beginning of the year		18,743	146,192	364,539	343,578
Effect of foreign exchange rate changes		496	3,872	(194)	779

Cash and cash equivalents at end of the year	30	51,624	402,675	146,192	364,539

The notes on pages F-11 to F-84 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2013, 2014 and 2015

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non- controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2012	573	1,175,233	—	84,619	(637,323)	45,514	585,007	1,253,623	21,987	1,275,610
(Loss)/profit for the year	—	—	—	—	—	—	(101,104)	(101,104)	5,632	(95,472)
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	—	8,725	—	—	—	8,725	552	9,277

Total comprehensive income/(loss) for the year	—	—	—	8,725	—	—	(101,104)	(92,379)	6,184	(86,195)
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	68,879	(68,879)	—	—	—

Balance at March 31, 2013 and at April 1, 2013	573	1,175,233	—	93,344	(637,323)	114,393	415,024	1,161,244	28,171	1,189,415
Profit for the year	—	—	—	—	—	—	104,331	104,331	2,953	107,284
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	—	24,833	—	—	—	24,833	1,544	26,377

Total comprehensive income for the year	—	—	—	24,833	—	—	104,331	129,164	4,497	133,661
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	5,476	(5,476)	—	—	—

Balance at March 31, 2014 and at April 1, 2014	573	1,175,233	—	118,177	(637,323)	119,869	513,879	1,290,408	32,668	1,323,076
Profit/(loss) for the year	—	—	—	—	—	—	61,246	61,246	(7,197)	54,049
Other comprehensive income:
Increase in fair values of leasehold land and buildings, net of deferred income tax	—	—	12,254	—	—	—	—	12,254	720	12,974
Exchange difference on translation of foreign operations	—	—	—	18,542	—	—	—	18,542	742	19,284

Total comprehensive income/(loss) for the year	—	—	12,254	18,542	—	—	61,246	92,042	(5,735)	86,307
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	23,201	(23,201)	—	—	—

Balance at March 31, 2015	573	1,175,233	12,254	136,719	(637,323)	143,070	551,924	1,382,450	26,933	1,409,383

The notes on pages F-11 to F-84 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2013, 2014 and 2015

Note:

(a)	Issued capital included ordinary shares of HK$572,000 and preferred shares of HK$1,000 as at March 31, 2014 and 2015.
(b)	Capital reserve as at March 31, 2014 and 2015 comprises (1) a deficit of HK$703,648,000 arising from the merger with China Metro-Rural Limited (“China Metro”) resulted from a waiver of shareholders loans of HK$300,000,000 and issue of 57,443,238 ordinary shares with an equivalent amount of HK$1,003,648,000 which was recorded as a reduction of capital reserve (as detailed below); and (2) other capital reserve amounted HK$66,325,000 arising from the corporate restructuring in 1997.
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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information of China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited (the “Company”, or “we” or “us” or “our”) was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant of the BVI Companies Act. The Company through its subsidiaries (collectively referred to as the “Group”) is principally engaged in the: 1) development and operations of large-scale and integrated agricultural logistics platforms, which include trade centers and other supporting facilities, in the People’s Republic of China (the “PRC”); and 2) rural-urban migration and city re-development business which comprise of the development and sales of residential and commercial properties and servicing and assignment of development rights to developers.

The shares of the Company are listed on the NYSE MKT under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suite 2204, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The directors of the Company consider Kind United Holdings Limited, a company incorporated in the British Virgin Islands, to be the ultimate holding company of the Group.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on July 31, 2015.

Note 2—Summary of Significant Accounting Policies

(a) Basis of preparation and presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial liabilities, investment properties, investment properties under construction and leasehold land and buildings, which are stated at fair value as explained in the accounting policies set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

On October 15, 2012, the Company has, in effect, entered into an agreement to dispose of its entire equity interest in HK CFC (as defined in note 43) and Qiqihar CFC (as defined in note 43). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’ (“IFRS 5”), the rural-urban migration and city re-development business carried out by HK CFC and Qiqihar CFC has been classified as discontinued operations (“Qiqihar Discontinued Operations”) and were shown as discontinued operations in the Group’s consolidated financial statements. Further details in respect of the disposal of HK CFC and Qiqihar CFC and the Qiqihar Discontinued Operations are set out in note 17 to the consolidated financial statements.

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2014. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 to the consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated financial statements.

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

Upon the effective date of the Reorganization, the Group continued to conduct the business previously conducted by the MSHI Group (including the Company). Although the dissolution and liquidation of MSHI would result in the cessation of MSHI as the holding company of the MSHI Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company shall contractually assume all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI.

Merger with China Metro

Pursuant to an agreement and plan of merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited (“China Metro”) and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. On March 19, 2010, Merger Agreement was adopted and the Merger was subsequently consummated such that each outstanding share of China Metro as of the effective date of the Merger was converted automatically into the right to receive the number of the Company’s ordinary shares equivalent to 57,443,238 divided by the number of China Metro ordinary shares outstanding immediately prior to the Merger. As a result, based on outstanding 100 ordinary shares of China Metro immediately prior to the Merger, an aggregate of 57,443,238 ordinary shares of the Company was issued in connection with the Merger (with cash paid for fractional shares), of which 37,338,104 ordinary shares were issued to Kind United Holdings Ltd (“Kind United”)., the controlling shareholder of China Metro under the control of Mr. Cheng Chung Hing (“Mr. Cheng”), and the remaining 20,105,130 ordinary shares of the Company were issued to the minority shareholders of China Metro.

In respect of the acquisition of the equity interest of China Metro controlled by Mr. Cheng, since both the Company and China Metro were under common control of Mr. Cheng prior to and after the Merger, the Merger was accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the consolidated financial statements of the Company for periods prior to the Merger were restated to include, to the extent of the equity interest of China Metro held by Mr. Cheng, the assets and liabilities and results of operations of China Metro for those periods as if the Company had been the holding company of China Metro at the beginning of the financial period reported in the consolidated financial statements or when the Company and China Metro became under common control by Mr. Cheng, whichever was later, and all assets and liabilities of China Metro were stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Basis of consolidation

Business combinations (other than for combining entities under common control) are accounted for by applying the acquisition method. This involves the fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiaries, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiaries prior to acquisition. On initial recognition, the assets and liabilities of the subsidiaries are included in the consolidated statements of financial position at their fair values, which are also used as the basis for subsequent measurement in accordance with the Group’s accounting policies.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest is measured less than the fair value of the net assets of the subsidiary acquired in the case of bargain purchase, the difference is recognized directly in the consolidated income statement.

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

The Group treats transactions with non-controlling interest as transactions with equity owners of the Group. For purchases from non-controlling interest, the differences between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5). Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that if the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

(e) Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangement and determined it to be joint venture. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f) Related parties

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

(g) Investment properties

Investment properties are land and/or buildings that are held to earn rental income and/or for capital appreciation, which include property interest held under operating lease carried at fair value. Land held under operating leases is accounted for as investment property when the rest of the definition of an investment property is met.

Investment properties are stated at fair value at the statement of financial position date. Any gain or loss arising from a change in fair value is recognized in the consolidated income statement. An investment property is derecognized upon disposals or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognized.

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

If investment properties and/or investment properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and building, or if become intended for sale are transferred to properties under development or completed properties held for sale, and their fair value at the date of reclassification becomes their deemed cost for accounting purposes.

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

The leasehold land and buildings are stated in the consolidated statements of financial position at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the statement of financial position date. Any revaluation increase is credited to the property revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in the net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the property revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

If there is no market-based evidence of fair value because of the specialized nature of the item of leasehold land and buildings and the item is rarely sold, the Group may estimate fair value using an income or a depreciated replacement cost approach.

Construction-in-progress, is stated at historical cost, which includes construction expenditures incurred and other direct costs capitalized during the construction period, less accumulated impairment losses, if any. No depreciation is provided in respect of construction-in-progress until the construction is completed. On completion, the construction-in-progress is transferred to appropriate categories of property, plant and equipment.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leasehold land outside of Hong Kong is recognized in accordance with the Group’s policies in note 2(k) to the consolidated financial statements. Amortization on leasehold land in Hong Kong classified as finance lease and depreciation for property, plant and equipment, other than construction in progress, are calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Leasehold land classified as finance lease and buildings	Over the shorter of the term of the lease or 20 years
Leasehold improvements	33%
Plant and machinery	10%
Furniture, fixtures and equipment	20%—33%
Motor vehicles	10%—25%

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Residual values, useful lives and depreciation methods are reviewed at each statement of financial position date.

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

(i) Properties under development

Property that is being constructed or developed for future use as held-for-sale is classified as properties under development and stated at lower of costs and net realizable value until construction or development is complete, at which time it is reclassified as completed properties held for sale. Costs comprise construction costs, borrowing costs capitalized, costs of land use rights, amortization of land use rights and professional fees incurred during the development period. If properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and buildings and stated at cost less any identified impairment losses for accounting purposes.

Properties under development are classified as current assets when the construction of the relevant properties commences unless the construction period of the relevant property development project is expected to complete beyond normal operating cycle.

(j) Completed properties held for sale

Completed properties remaining unsold at the end of the year are stated at the lower of cost, net realizable value and deemed cost.

Cost comprises development costs attributable to the unsold properties.

Net realizable value is determined by reference to the sale proceeds of properties sold in the ordinary course of business, less applicable variable selling expenses, or by management estimates based on prevailing marketing conditions.

If investment properties and/or investment properties under construction become properties held for sale, they are reclassified as completed properties held for sale and their fair value at the date of reclassification becomes their deemed cost for accounting purpose.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(k) Land use rights

Land use rights include up-front payments to acquire land and payments for lease of properties held under operating leases. Land use rights are stated at cost and are amortized on a straight-line basis over the period of the lease and the related amortization expense is charged to administrative expenses. Land use rights are reclassified as properties under developments or investment properties under construction when the corresponding properties are ready to be constructed.

(l) Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identified net assets acquired.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(m) Financial instruments

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

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

Compound financial instruments

Compound financial instruments issued by the Company comprise convertible bonds that can be converted into share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The derivative component of the convertible bonds is recognized initially at fair value. The liability component is recognized initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the derivative component. Any directly attributable transaction costs are allocated to the derivative financial liability and the liability components in proportion to their initial carrying amounts.

Impairment of financial assets

At each statement of financial position date, financial assets other than those carried at fair value through profit or loss are reviewed to determine whether there is any objective evidence of impairment.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

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

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 ‘Revenue’.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in the consolidated income statement. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(n) Impairment of non-financial assets

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

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions.

Restricted bank deposits are not included as cash and cash equivalents.

(p) Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the statement of financial position date, and are discounted to present value where the effect is material.

(q) Revenue recognition

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards related to the properties are transferred to purchasers, which is when the construction of relevant properties has been completed, title to the properties has been delivered to the purchasers and collectability of related receivables is reasonably assured. Revenue is recognized only when collectability of such receivable is reasonably assured. Deposits and installments received on properties sold prior to the date of revenue recognition are included in the statements of financial position under current liabilities.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from sales of properties with operating leaseback

As part of the Group’s overall strategy to develop property projects with specific themes, in relation to sales of certain properties, immediately following sale of such properties, the Group leases back the properties from purchasers for periods of 2 to 3 years either for an insignificant amount of rental payments or free of charge. As lease back of the properties for an insignificant amount of rental payments or free of charge was arranged as part of the sale of these properties, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Since the fair value of lease payments the Group would ordinarily make to lease such properties was estimated to be insignificant, the Group did not separately recognize it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Group disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Group considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property.

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

Revenue from leasing of investment properties

Rental income under operating leases is recognized in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease, including the rent-free periods.

Revenue from property management services

Revenue from property management service is recognized when services are rendered.

Hotel income

Hotel revenue from room rental and other ancillary services is recognized when the services are rendered.

Others

Interest income from a financial asset is accrued on a time proportion basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognized when the rights to receive payments have been established.

(r) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the executive directors of the board that make strategic decision.

(s) Share-based payments

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on non-market vesting conditions and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

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

No share option has been granted under the plans.

(t) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

Transaction and balances

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are translated and recorded in the respective entity’s functional currency at the rates of exchanges prevailing on the dates of the transactions. At each statement of financial position date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the statement of financial position date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company’s net investment in a foreign operation, in which cases, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the statement of financial position date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in the consolidated income statement in the period in which the foreign operation is disposed of.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and fair value adjustments arising on an acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the statement of financial position date. Exchange differences arising are recognized in the translation reserve.

(u) Taxation

Income tax expense comprises current and deferred income tax.

Current income tax is calculated based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are not taxable or deductible. Current income tax payable is calculated using tax rates that have been enacted or substantively enacted by the statement of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the tax authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(v) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognized as expense and revenue on the straight-line basis over the lease terms.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(w) Retirement benefits scheme

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

In accordance with the rules and regulations in the PRC, the PRC based employees of the Company’s subsidiaries in the PRC participate in various defined contribution retirement benefit plans organized by the relevant municipal and provincial governments in the PRC under which the Company’s subsidiaries in the PRC and the PRC based employees are required to make monthly contributions to these plans calculated as a percentage of the employees’ salaries, ranging from 10% to 15% of the average basic salary of the PRC based employees.

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

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (‘MPF Scheme’), which is a defined contribution retirement scheme for all employees in Hong Kong. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

The Group’s contributions to the defined contribution retirement schemes are expensed as earned.

(x) Borrowing costs

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

(y) Government grants

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(z) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale. Discontinued operations are presented in the consolidated income statement (including comparative) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measure to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. When the Group discontinues its subsidiary, the Group accounts for all amounts recognized in other comprehensive income, including exchange difference on translation of foreign operations, in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, for gain or loss previously recognized in other comprehensive income that relates to an asset or a liability, on disposal, the Group reclassifies such accumulated gains or losses related to that asset or liability from equity to consolidated income statement, as a reclassification adjustment, when it loses control of the subsidiary. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operations. In the consolidated statements of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’, separately from other assets and liabilities.

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

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less cost to sell with any adjustments taken to the consolidated income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior period.

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

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following revised IFRS, which are relevant to its operations:

•	IAS 32 (Amendment), ‘Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities’

•	Amendments to IAS 36 , ‘Impairment of Assets—Recoverable Amount Disclosures for Non-Financial Assets’

•	Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement—Novation of Derivatives and Continuation of Hedge Accounting’

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised), ‘Consolidation for Investment Entities’

•	IFRIC 21, ‘Levies’

The adoption of these newly effective amendments to existing standards does not have significant impact to the Group’s accounting policies or financial results.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2014 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 19 (2011)	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013	July 1, 2014
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and 38	Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016
Amendments to IAS 16 and 41	Agriculture: Bearer Plants	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Estimated useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to market conditions. Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

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

Classification between investment properties and properties held for sale

The Group develops properties held to earn rentals and/or for capital appreciation and properties held for sale. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for as investment properties under construction if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at the lower of cost and net realizable value, while the properties held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at the end of each reporting period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group are stated at fair value in accordance with the Group’s accounting policies stated in note 2(h) and 2(g) respectively. The fair value of investment properties, investment properties under construction, and leasehold land and buildings are determined by management based on valuation by independent professional valuers, and the fair values of investment properties, investment properties under construction and leasehold land and buildings are set out in notes 18, 19 and 20 to the consolidated financial statements respectively.

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

In the case of investment properties under construction, their fair value reflects the expectations of market participants of the value of the properties when they are completed, less deductions for the costs required to complete the projects and appropriate adjustments for profit and risk. The valuation and all key assumptions used in the valuation should reflect market conditions at the statement of financial position date. The key assumptions include value of completed properties, period of development, outstanding construction costs, other professional costs, risk associated with completing the projects and generating income after completion and investors’ return as a percentage of value or cost. The fair value is made by reference to independent valuation.

In making the judgment, reasonable consideration has been given to the underlying assumptions based on market conditions existing at the statement of financial position date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statement of financial position date. In respect of the trade receivables past due but not impaired, majority of which are related to sales of properties in the PRC, for which it takes longer than normally required for customers to apply for mortgages in the locations at which the Company’s subsidiaries are operated. As most of these mortgages were approved by banks and balances settled subsequent to the date of statement of financial position and additional resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

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

Impairment of long-lived assets

The Group conducts impairment reviews of assets when events of changes in circumstances indicate that their carrying amounts may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is lower than the greater of its fair value less costs to sell or value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and other assumptions including the discount rate.

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

Fair value of derivative financial instruments

The Group has issued certain warrants and convertible bonds where derivative financial liability components are classified as derivative financial liabilities. These warrants and derivative financial liability component of convertible bonds are determined by way of valuation technique or external valuation which requires subjective assumptions that are mainly based on performance conditions of the Group. The key assumptions are made by reference to the nature of the warrants and convertible bonds, share price of the trading securities, their conversion prices, implied volatility of their underlying trading securities and their exercise periods. Should the price of the underlying trading securities of these warrants be increased or decreased by 1% (2014: 1%), the impact on profit or loss would be a loss of HK$305,000 (2014: HK$358,000) and a gain of HK$305,000 (2014: HK$358,000), respectively. Should the price of the underlying trading securities of the convertible bonds is to be increased or decreased by 1% (2014: 1%), the impact on profit or loss would be a loss of HK$7,280,000 (2014: HK$4,460,000) and a gain of HK$2,404,000 (2014: HK$3,161,000), respectively.

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

Current and deferred income taxes

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

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and income tax expense in the period in which such estimate is changed. As at March 31, 2015 and 2014, management recognized certain deferred tax assets on tax losses incurred by certain of the Group’s subsidiaries as management considered future taxable profits of these subsidiaries where losses were incurred were probable.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. As at March 31, 2015 and 2014, management did not recognize any deferred income tax liability with respect to these temporary differences as management considered these temporary differences would not be reversed in the foreseeable future.

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

When developing properties, the Group may divide the development projects into phases. Specific costs directly related to the development of a phase are recorded as the cost of such phase. Costs that are common to phases are allocated to individual phases based on the estimated saleable area of the entire project. Where the final settlement of costs and the related cost allocation is different from the initial estimates, any increase or decrease in the development costs and other costs would affect the profit or loss in future years. Further details are set out in note 28 to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government grant

Government grants are recognized as income over the periods necessary to match with the related costs. The Group generally receives two types of government grants from the local governments. Some government grants are received throughout the development of the integrated agricultural logistic and trade centers and the rural-urban migration and city re-development as recognition of the Group’s contribution to the local communities. The Group considers such grants generally relate to properties successfully completed and sold and would recognize such grants separately as other operating income in the period of receipt as there are no conditions attached to the grants. For the government grants related to the land use rights, the Group would deduct the grants received from the land use rights as they are granted with respect to the costs incurred by the Group in acquiring the related land use rights.

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

The management of the Group reviews the capital structure periodically. As part of this review, the management of the Group considers costs of capital, its covenant obligations on the borrowings as discussed in note 34, and the risks associated with issued share capital and will balance its overall capital structure through the drawdown of bank and other borrowings, the repayment of existing bank and other borrowings or the adjustment of dividend policy.

The management of the Group monitors its capital structure on the basis of net debt. Net debt is set out as follows:

	2015 HK$’000	2014 HK$’000
Bank and other borrowings	1,149,754	1,107,152
Loans from a shareholder	65,000	—
Loans from a non-controlling interest of a subsidiary	58,800	58,800
Convertible bonds	607,482	512,146
Restricted and pledged bank deposits	(150,640)	(50,686)
Cash and cash equivalents	(402,675)	(146,192)

Net debt	1,327,721	1,481,220

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Financial Risk Management

The Group’s major financial instruments include trade and other receivables, restricted and pledged bank deposits, cash and cash equivalents, trade and other payables, derivative financial liabilities, bank and other borrowings, convertible bonds and loans from a shareholder and a non-controlling interest. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk and interest rate risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

Currency risk arises when recognized assets and liabilities are denominated in a currency other than the functional currency of the Group’s entities to which they relate. The Group’s assets, liabilities and transactions are principally denominated in RMB and HK$, which are also the functional currency of the Group’s entities to which these balances relate. In addition, the Group has certain assets, liabilities and transactions denominated in US$. Given the exchange rate is pegged between HK$ and US$, it is not foreseen that the Group will be exposed to significant exchange risk of US$. Accordingly, risk that the Group is subject to foreign currency risk at March 31, 2014 and 2015 is minimal.

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$626,436,000 (2014: HK$676,985,000) which were denominated in RMB, fixed-rate convertible bonds of HK$607,482,000 (2014: HK$512,146,000) which were denominated in US$ and fixed-rate bank and other borrowings of HK$93,000,000 (2014: HK$103,000,000) and HK$430,318,000 (2014: HK$327,167,000) which were dominated in HK$ and RMB, respectively. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate whenever possible so as to minimize the fair value interest rate risk. However, subject to the Group’s working capital requirements and the availability of variable-rate bank borrowings, the Group may have to obtain borrowings with fixed interest rate.

The tenure of the fixed-rate bank and other borrowings ranges from one to two years. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of the bank and other borrowings is detailed in note 6(c) to the consolidated financial statements.

At March 31, 2015, if interest rates had been 0.25% (2014: 0.25%) higher/lower with all other variables held constant, interest payment on floating rate borrowings would have been approximately HK$1,566,000 (2014: HK$1,692,000) higher/lower. Post-tax profit (2014: Post-tax profit) for the year would have been approximately HK$1,683,000 (2014: HK$1,524,000) lower/higher (2014: lower/higher) mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Since a majority of the interest expenses would be capitalized as such interest expenses of these borrowings are directly attributable to the property construction, the management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

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

Most of the Group’s customers do not have independent rating. Before accepting certain new customers, where available at reasonable cost, the Group obtains credit reports from commercial information provider to assess the potential customer’s credit and defines credit limits by customer. Credit limits of customers are reviewed periodically. In order to minimize the credit risk, the management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. For the trade receivables arising from sales of properties, the Group managed the credit risk by fully receiving cash upon sale of properties or properly arranging the purchasers’ mortgage loans financing procedures unless strong credit records of the customers could be established. The Group has policies in place to ensure that sales are made to purchasers with an appropriate financial strength and appropriate percentage of down payments. It also has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment provisions are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spreading over a number of counterparties and customers.

For all trade receivables in connection with sales of properties, the Group has the right to repossess the properties when the repayments of trade receivables in respect of properties sales are in default. This arrangement has mitigated the credit risk for those customers which cannot be assessed through our past experience and other factors to prove their credit standing.

(c) Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank and other borrowings and ensures compliance with loan covenants.

As at March 31, 2015 and 2014, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2015			March 31, 2014
	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000	Non-current after two but within five years HK$’000
Trade and other payables	1,614,287	—	—	581,373	—	—
Bank and other borrowings	621,695	528,059	—	720,843	330,942	55,367
Loan from a shareholder	—	65,000	—	—	—	—
Convertible bonds	702,000	—	—	—	—	702,000
Interest obligations	161,177	94,918	273,575	147,045	104,207	372,786

	3,099,159	687,977	273,575	1,449,261	435,149	1,071,353

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As at March 31, 2015, the Group’s derivative financial instruments, including warrants and derivative financial liability components of the convertible bonds, were valued at HK$17,462,000 (2014: HK$24,374,000) and HK$232,795,000 (2014: HK$287,893,000), respectively. The fair value of the warrants and derivative financial liability components of the convertible bonds that are not traded in an active market is determined by way of valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates, which include using recent arm’s length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis, and option pricing models. As one or more of the significant inputs is not based on observable market data, the warrants and derivative financial liability components of the convertible bonds are categorized as level 3.

As at March 31, 2015 and 2014, the Group did not have any financial instruments categorized as level 1 or level 2 and there were no transfers among levels 1, 2 and 3 during the years ended March 31, 2015 and 2014.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in level 3 instruments for the years ended March 31, 2015 and 2014.

	Warrants issued in May 2011 HK$’000	Warrants issued in August 2012 HK$’000	Derivative components of convertible bonds HK$’000	Total HK$’000
At April 1, 2013	2,622	34,743	277,157	314,522
At issue date	—	—	85,630	85,630
Decrease in fair values of derivative components/warrants	(2,612)	(10,811)	(77,922)	(91,345)
Amortization of deferred loss on warrants and derivative components of convertible bonds	—	432	3,028	3,460

At March 31, 2014 and at April 1, 2014	10	24,364	287,893	312,267
Decrease in fair values of derivative components/warrants	(10)	(7,332)	(60,583)	(67,925)
Amortization of deferred loss on warrants and derivative components of convertible bonds	—	430	5,485	5,915

At March 31, 2015	—	17,462	232,795	250,257

Total gain for the year included in the consolidated income statement for liabilities held at the end of the year:
March 31, 2014	(2,612)	(10,379)	(74,894)	(87,885)
March 31, 2015	(10)	(6,902)	(55,098)	(62,010)

Changes in unrealized gain for the year included in profit or loss at the end of the year:
March 31, 2014	(2,612)	(10,379)	(74,894)	(87,885)
March 31, 2015	(10)	(6,902)	(55,098)	(62,010)

The higher the Company’s share price and the expected volatility used in determining the fair values of the level 3 instruments, the higher the fair values of the instruments. The lower the interest rate used in determining the fair values of the level 3 instruments, the lower the fair values of the instruments.

For disclosures of investment properties, investment properties under construction and property, plant and equipment that are measured at fair values, please refer to notes 18, 19 and 20 to the consolidated financial statements, respectively.

The Group does not have any financial assets/liabilities that are subject to offsetting, enforceable master netting arrangement and similar agreements during the year.

The carrying amounts of the Group’s other financial assets and liabilities approximate their fair values.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Revenue

Revenue represents (i) the amounts received and receivable from customers in respect of the sale of properties during the year, (ii) the amounts received and receivable in respect of leasing and property management fees of investment properties, (iii) the amounts received and receivable from room rental and other ancillary services, and (iv) amounts received and receivable from servicing and assignments of development rights.

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Continuing operations:
Sales of properties	1,393,958	205,011	273,410
Rental and property management income	5,738	10,244	11,349
Hotel income	1,057	—	—
Revenue from servicing and assignments of development rights	—	171,761	—

	1,400,753	387,016	284,759

Note 8—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive directors of the board that are used to make strategic decision.

As at and for the year ended March 31, 2015, the Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and from the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segments are as follows:

Continuing operations:

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China and hotel operations.

Rural-urban migration and city re-development—Development, sales and leasing of residential and commercial properties and servicing and assignments of development rights.

Discontinued operations:

Rural-urban migration and city re-development—Qiqihar—Development, sales and leasing of residential and commercial properties and servicing and assignments of development rights.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2015

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	74,794	1,325,959	1,400,753	—	—	1,400,753

Segment operating (loss)/profit	(217,205)	508,936	291,731	—	—	291,731
Finance income	13,430	627	14,057	—	—	14,057
Finance costs	(6,215)	—	(6,215)	—	—	(6,215)
Share of losses of an associate	(12,813)	—	(12,813)	—	—	(12,813)

Segment (loss)/profit before income tax	(222,803)	509,563	286,760	—	—	286,760
Income tax expenses	(37,588)	(242,867)	(280,455)	—	—	(280,455)

Segment (loss)/profit after taxation	(260,391)	266,696	6,305	—	—	6,305

Other information:
Depreciation	17,764	8,695	26,459	—	—	26,459
Amortization	2,544	3,944	6,488	—	—	6,488
(Decrease)/increase in fair values of investment properties	(13,242)	17,494	4,252	—	—	4,252
Provision for impairment of trade and other receivables	101,308	12,611	113,919	—	—	113,919

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2014

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	215,255	171,761	387,016	—	—	387,016

Segment operating (loss)/profit	(40,695)	151,377	110,682	—	—	110,682
Finance income	27,221	189	27,410	—	—	27,410
Share of losses of an associate	(2,258)	—	(2,258)	—	—	(2,258)

Segment (loss)/profit before income tax	(15,732)	151,566	135,834	—	—	135,834
Income tax expenses	(42,706)	(44,133)	(86,839)	—	—	(86,839)

Segment (loss)/profit after taxation	(58,438)	107,433	48,995	—	—	48,995

Other information:
Depreciation	9,730	337	10,067	—	—	10,067
Amortization	2,641	455	3,096	—	—	3,096
Increase in fair values of investment properties	18,296	—	18,296	—	—	18,296
Provision for impairment of trade and other receivables	43,221	—	43,221	—	—	43,221
Impairment of deposit for investment properties	2,426	—	2,426	—	—	2,426

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2013

	Continuing operations			Discontinued operations (Note 17)
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Sub-total HK$’000	Rural-urban migration and city re- development— Qiqihar HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	284,759	—	284,759	—	—	284,759

Segment operating profit/(loss)	67,479	—	67,479	(28,310)	(28,310)	39,169
Finance income	16,952	—	16,952	8,009	8,009	24,961
Finance costs	(12,570)	—	(12,570)	—	—	(12,570)
Share of losses of an associate	(1,606)	—	(1,606)	—	—	(1,606)

Segment profit/(loss) before income tax	70,255	—	70,255	(20,301)	(20,301)	49,954
Income tax (expenses)/credits	(35,746)	—	(35,746)	5,355	5,355	(30,391)

Segment profit/(loss) before gain on disposal of subsidiaries	34,509	—	34,509	(14,946)	(14,946)	19,563
Gain on disposal of subsidiaries	—	—	—	32,478	32,478	32,478

Segment profit/(loss) after taxation	34,509	—	34,509	17,532	17,532	52,041

Other information:
Depreciation	7,821	—	7,821	769	769	8,590
Amortization	2,226	—	2,226	—	—	2,226
Increase in fair values of investment properties and investment properties under construction	6,228	—	6,228	—	—	6,228
Reversal of impairment of trade and other receivables	1,855	—	1,855	—	—	1,855

The segment assets and liabilities at March 31, 2015

	Continuing operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,350,674	2,574,494	5,925,168
Total segment assets include:
Interest in an associate	11,840	—	11,840
Interest in a joint venture	7,466	—	7,466
Additions to non-current assets	183,738	70,992	254,730
Total segment liabilities	1,572,704	1,925,366	3,498,070

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2014

	Continuing operations
	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,280,777	1,058,222	4,338,999
Total segment assets include:
Investment in an associate	24,522	—	24,522
Additions to non-current assets	13,714	2,282	15,996
Total segment liabilities	1,645,087	503,894	2,148,981

A reconciliation of the reportable segments’ profit/(loss) before income tax to the Group’s profit/(loss) before income tax is as follows:

	2015			2014			2013
	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operations HK$’000	Discontinued operations HK$’000	Total HK$’000
		(Note 17)			(Note 17)			(Note 17)
Total profit/(loss) before income tax for reportable segments	286,760	—	286,760	135,834	—	135,834	70,255	(20,301)	49,954
Decrease/(increase) in fair value of the warrants	6,912	—	6,912	12,991	—	12,991	(8,157)	—	(8,157)
Decrease/(increase) in fair value of derivative components of convertible bonds	55,098	—	55,098	74,894	—	74,894	(120,564)	—	(120,564)
Corporate finance costs	—	—	—	(16,918)	—	(16,918)	—	—	—
Corporate finance income	—	—	—	—	—	—	2	—	2
Corporate expenses, net	(14,266)	—	(14,266)	(12,678)	—	(12,678)	(18,794)	—	(18,794)

Profit before income tax of the Group	334,504	—	334,504	194,123	—	194,123	(77,258)	(20,301)	(97,559)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the total of reportable segments’ assets to the Group’s total assets is as follows:

	At March 31, 2015 HK$’000	At March 31, 2014 HK$’000
Total for reportable segments	5,925,168	4,338,999
Unallocated:
Corporate assets	5,497	4,795

Total assets for the Group	5,930,665	4,343,794

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	At March 31, 2015 HK$’000	At March 31, 2014 HK$’000
Total for reportable segments	3,498,070	2,148,981
Unallocated:
Corporate liabilities	165,473	47,324
Derivative financial liabilities	250,257	312,267
Convertible bonds	607,482	512,146

Total liabilities for the Group	4,521,282	3,020,718

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are Nil (2014: Nil and 2013: Nil) and HK$1,400,753,000 (2014: HK$387,016,000 and 2013: HK$284,759,000) respectively.

As of March 31, 2015, the total of non-current assets located in Hong Kong and places other than Hong Kong are HK$25,000 (March 31, 2014: HK$52,000) and HK1,175,232,000 (March 31, 2014: HK$$969,888,000) respectively.

During the years ended March 31, 2015, 2014 and 2013, all of the Group’s revenue were from external customers located in the PRC.

During the year ended March 31, 2015, there was no revenue (2014: HK$171,761,000 and 2013: Nil) derived from a single external customer amounted to 10% or more of the Group’s revenue.

Note 9—Other Income, Net

The Group’s other income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Government grants (Note)	1,261	16,063	66,807
Others	1,627	622	728

	2,888	16,685	67,535

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

The Group received government grants from local governments on its contribution to the overall developments and operations of integrated agricultural logistic and trade centers and supporting facilities, and rural-urban migration and city re-development at their cities. Majority of these grants were provided subsequent to the sales of properties developed in these cities.

Note 10—Other Gains/(Losses), Net

The Group’s other gains/(losses), net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Exchange loss	(1,836)	(4,641)	(1,770)
Decrease/(increase) in fair values of derivative components of convertible bonds (Note (i))	55,098	74,894	(120,564)
Decrease/(increase) in fair values of the warrants (Note (ii))	6,912	12,991	(8,157)
Increase in fair values of investment properties and investment properties under construction	4,252	18,296	6,228
Decrease in fair values of leasehold land and buildings	(23,338)	—	—
Loss on disposal of property, plant and equipment	(504)	—	—
Compensation received for non-exercise of option (Note (iii))	—	—	61,442
Transactions costs related to the derivative components of convertible bonds (Note 35)	—	(128)	(6,796)

	40,584	101,412	(69,617)

Note:

(i)	As discussed in note 35, the Company issued certain convertible bonds which contained a derivative component during the years ended March 31, 2014 and 2013. Due to a decrease in fair value of the derivative component mainly arising from the decrease in the Company’s share price, the Company recorded a gain of HK$55,098,000 (2014: a gain of HK$74,894,000 mainly arising from decrease in the Company’s share price and 2013: a loss of HK$120,564,000 mainly arising from the increase in the Company’s share price). The assumptions used in determining the fair value of the derivative component are further discussed in note 35 to these consolidated financial statements.
(ii)	As discussed in note 33, the Company issued certain warrants during the years ended March 31, 2013 and 2012. In the current year, due to a decrease in fair value of these warrants mainly arising from the decrease in the Company’s share price, the Company recorded a gain of HK$6,912,000 (2014: a gain of HK$12,991,000 mainly arising from the decrease in the Company’s share price and 2013: a loss of HK$8,157,000 mainly arising from the increase in the Company’s share price). The assumptions used in determining the fair value of these warrants are further discussed in note 33 to these consolidated financial statements.
(iii)	During the fiscal year ended March 31, 2012, the Company was granted an option to purchase 20% equity interest in a company registered in the PRC for a term of one year and the fair value of such option was insignificant to the Group. During the fiscal year ended March 31, 2013, the Company was paid RMB50,000,000 (approximately equivalent to HK$61,442,000) for not to exercise such option.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Expenses by Nature

The Group’s expenses attributable to continuing operations by their nature as presented on the face of the consolidated income statements is analyzed as follows:

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Costs of completed properties sold	805,882	126,982	212,116
Cost of property management	4,141	6,123	5,839
Employee benefit expenses (including directors’ emoluments) (Note 12)	52,196	37,098	39,045
Auditor’s remuneration
—Provision for current year	4,600	4,980	4,274
Depreciation of property, plant and equipment (Note 20)	26,459	10,067	7,821
Amortization of land use rights (Note 21)	6,488	3,096	2,226
Provision for/(write-back of) impairment of trade and other receivables (Note 29)	113,919	43,221	(1,855)
Impairment of deposit for investment properties	—	2,426	—
Operating lease rental on rented premises	2,484	1,968	1,251
Advertising, promotion and related expenses	19,799	23,164	23,120
Land use tax	25,955	17,740	24,568
Heating costs	6,306	11,980	11,054
Legal and professional fees	1,890	3,615	12,259
Others	34,631	26,764	20,995

Total cost of sales, selling expenses and administrative expenses from continuing operations	1,104,750	319,224	362,713

Note 12—Employee Benefit Expenses (Including Directors’ Emoluments)

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Salaries, wages and other benefits	47,885	33,837	35,989
Pension costs—defined contribution plans and social security costs	4,311	3,261	3,056

	52,196	37,098	39,045

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Finance Income and Costs

The Group’s finance income, net, attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Finance income
Interest income on short-term bank deposits	1,919	746	866
Interest income on other receivables (Note)	12,138	26,664	16,088

	14,057	27,410	16,954

Finance costs
Interest expense on bank borrowings	(66,804)	(69,833)	(55,250)
Interest expense on other borrowings	(56,219)	(19,965)	(24,710)
Interest expense on convertible bonds	(182,109)	(122,851)	(64,887)
Amounts capitalized on qualifying assets	298,917	195,731	132,277

	(6,215)	(16,918)	(12,570)

Net finance income	7,842	10,492	4,384

Note:

As discussed in note 43 to the consolidated financial statements, during the fiscal year ended March 31, 2013, the Company disposed of its equity interests in HK CFC (as defined in note 43) and Qiqihar CFC (as defined in note 43) and the disposal was satisfied by cash and certain interest bearing receivables with interest rates ranging from 12% to 21% per annum. The disposal is further discussed in note 43 to the consolidated financial statements.

The capitalization rate of borrowings is 22.2% for the year ended March 31, 2015 (2014: 16.3% and 2013: 16.9%). The decrease is mainly attributable to the decrease in effective interest rate of the Group’s borrowings.

Note 14—Income Tax Expenses

The Group’s income tax expenses attributable to continuing operations as presented on the face of the consolidated income statements is analyzed as follows:

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Current income tax:
PRC enterprise income tax	113,863	70,132	35,541
PRC land appreciation tax	143,665	13,196	817

	257,528	83,328	36,358

Under/(over) provision in prior years:
PRC land appreciation tax	30,303	—	(2,170)

Deferred income tax (credit)/charge for the current year	(7,376)	3,511	1,558

	280,455	86,839	35,746

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the tax rate of 25% (2014: 25% and 2013: 25%) on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No income tax in respect of operations in Hong Kong has been provided as the Group has no assessable profits for the year based on existing legislation, interpretations and practices in respect thereof (2014 and 2013: Nil).

PRC land appreciation tax is levied and provided for in the consolidated financial statements at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

The tax charge for the year attributable to continuing operations can be reconciled to the profit before income tax from continuing operations using the enacted tax rates of the home countries where the subsidiaries operated as follows:

	2015 HK$’000	2014 HK$’000	2013 HK$’000
Profit/(loss) before income tax from continuing operations	334,504	194,123	(77,258)

Tax calculated at tax rates applicable to profits in the respective entities	84,144	44,165	(4,468)
Tax effect of:
Associate’s losses reported net of tax	3,203	564	402
PRC land appreciation tax deductible for PRC corporate income tax purposes	(43,492)	(3,299)	338
Expenses that are not deductible for tax purpose	46,338	20,009	32,274
Income not subject to tax	(11,190)	(14,556)	(1)
Utilization of tax loss not previously recognized	—	(256)	(1,623)
Tax loss for which no deferred income tax was recognized	27,484	27,016	10,177

	106,487	73,643	37,099
Land appreciation tax	173,968	13,196	(1,353)

Income tax charge for the year from continuing operations	280,455	86,839	35,746

The effective tax rate during the fiscal year ended March 31, 2015 was positive of 83.8% (2014: positive of 44.7% and 2013: negative of 46.3%). The change in effective tax rate is primarily contributed to an increase in land appreciation tax charge due to the increase in sales of trade center units during the current year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings Per Share (“EPS”)

	March 31, 2015			March 31, 2014			March 31, 2013
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings/(loss) per share:
Net profit/(loss) attributable to ordinary shares:
From continuing operations	61,163	73,544	0.83	104,189	73,544	1.42	(118,499)	73,544	(1.61)
From discontinued operations (Note 17)	—	73,544	—	—	73,544	—	17,532	73,544	0.24

	61,163	73,544	0.83	104,189	73,544	1.42	(100,967)	73,544	(1.37)
Net profit/(loss) attributable to preferred shares	83	100	0.83	142	100	1.42	(137)	100	(1.37)

Net profit/(loss) attributable to equity holders	61,246			104,331			(101,104)
Effect of dilutive convertible bonds	(55,098)	78,575		(80,632)	55,499		—	—

Diluted earnings/(loss) per share: (Note)
Net profit/(loss) attributable to ordinary shares, including assumed exercise:
From continuing operations	6,065	152,120	0.04	23,557	129,043	0.18	(118,499)	73,544	(1.61)
From discontinued operations (Note 17)	—	152,120	—	—	129,043	—	17,532	73,544	0.24

	6,065	152,120	0.04	23,557	129,043	0.18	(100,967)	73,544	(1.37)
Net profit/(loss) attributable to preferred shares, including assumed exercise	83	100	0.83	142	100	1.42	(137)	100	(1.37)

Note:

There were no potential dilutive ordinary shares during the year ended March 31, 2013.

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders after deducting the profit shared by preferred shares, and on the weighted average number of ordinary shares in issue during the year.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Dividend

No dividends were paid, declared or proposed during the years ended March 31, 2015, 2014 and 2013.

Note 17—Discontinued Operations

As detailed in note 2(a) to the consolidated financial statements, as a result of the disposal of HK CFC (as defined in note 43) and Qiqihar CFC (as defined in note 43), the Group discontinued the Qiqihar Discontinued Operations. The financial information relating to the Qiqihar Discontinued Operations is set out below:

(i) Financial performance information for the year ended March 31, 2013:

	2013 HK$’000
Revenue		—
Cost of sales		—

Gross profit		—
Other income and gains, net		619
Expenses		(28,929)

Operating loss		(28,310)
Finance income, net		8,009

Loss before income tax		(20,301)
Income tax credits		5,355

Loss for the year		(14,946)
Gain on disposal of discontinued operations (note 43)		32,478

Profit from discontinued operations		17,532

Attributable to:
Equity holders of the Company		17,532
Non-controlling interests		—

		17,532

Earnings per share from the Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.24

Diluted	HK$	0.24

(ii) Cash flows information for the year ended March 31,2013:

2013 HK$’000
Operating cash flows	174,955
Investing cash flows	(30,324)
Financing cash flows	—

Total cash flows	144,631

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the above, there was a net outflow of cash and cash equivalents in respect of the disposal of HK CFC (as defined in note 43) and Qiqihar CFC (as defined in note 43) of HK$176,917,000 which was further discussed in note 43 to the consolidated financial statements.

(iii) Financial position information as at date of the Disposals:

Details of financial position information of Qiqihar Discontinued Operations as at date of its disposal are set out in note 43 to the consolidated financial statements.

Note 18—Investment Properties

	2015 HK$’000	2014 HK$’000
At fair value
At beginning of the year	608,909	553,633
Exchange difference	5,465	10,047
Transferred from land use rights (Note 21)	14,918	—
Transferred from investment properties under construction (Note 19)	—	26,933
Increase in fair values (Note 10)	4,252	18,296

At end of the year	633,544	608,909

The following amounts have been recognized in the consolidated income statement for investment properties:

	2015 HK$’000	2014 HK$’000
Rental income	2,944	1,201
Direct operating expenses arising from investment properties that generate rental income	(147)	(60)

	2,797	1,141

As at March 31, 2015 and 2014, the Group had no unprovided contractual obligations for future repairs and maintenance.

An independent valuation of the Group’s investment properties was performed by an independent professional property valuer, Savills Valuation and Professional Services Limited, to determine the fair values of the investment properties as at March 31, 2015, by using either the market approach, income approach or cost approach, at HK$633,544,000 (2014: HK$608,909,000). The valuations were arrived at by making reference to comparable market transactions or construction costs and where appropriate, on the basis of capitalizing the net rental income derived from the existing tenancies with due allowance on reversionary potential. The increase in fair value of the investment properties amounted to HK$4,252,000 (2014: HK$18,296,000) has been credited to other gains/(losses), net in the consolidated income statement.

The investment properties and investment properties under construction of the Group were carried at fair values, by valuation method, which are categorized into different fair value hierarchy levels, and are defined as follows:

•	Quoted prices in active markets for identical assets (level 1).

•	Significant other observable inputs (level 2).

•	Significant unobservable inputs (level 3).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As one or more of the significant inputs is not based on observable market data, the investment properties and investment properties under construction of the Group are categorized as level 3.

The Group’s policy is to recognize transfers between fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. As at March 31, 2015 and 2014, the Group did not have any investment properties and investment properties under construction categorized as level 1 or level 2 and there were no transfers among levels 1, 2 and 3 during the years ended March 31, 2015 and 2014.

The Group’s investment properties and investment properties under construction were valued at March 31, 2015 and 2014 by independent professional qualified valuers who hold a recognized relevant professional qualification and have recent experience in the locations and segments of the investment properties and investment properties under construction valued. For all investment properties and investment properties under construction, they have been on the basis of highest and best use and reflective of their existing state as of the valuation date.

The Group’s finance department includes a team that review the valuations performed by the independent valuers. Discussions of valuation processes and results are held between the Chief Financial Officer, the valuation team and the valuers at least once a year, in line with the Group’s annual reporting date. As at March 31, 2015 and 2014, the fair values of the investment properties and investment properties under construction have been determined by Savills Valuation and Professional Services Limited.

At each financial year end the finance department:

•	Verifies all major inputs to the independent valuation report;

•	Assesses property valuations movements when compared to the prior year valuation report;

•	Holds discussions with the independent valuers.

The fair value of certain investment properties in China Northeast Logistics City—Tieling amounted to HK$15,360,000 (2014: HK$15,603,000) was determined by using the income capitalization method, which was valued by capitalizing the estimated market rental for the unexpired land use term. The capitalization rate adopted ranged from 7% to 8% (2014: 7% to 8%) and the monthly market rental used ranged from RMB3.4 to RMB32 (2014: RMB3.5 to RMB14.0) per month per square meter. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value. The valuation method for an investment property under development also included the estimated cost of completion in the calculation as the remaining percentage of completion.

The fair value of certain investment properties in China Northeast Logistics City—Tieling amounted to HK$575,026,000 (2014: HK$582,610,000) was determined by using direct comparison approach with reference to the comparable market transactions as available in the relevant markets assuming sales with the benefit of immediate vacant possession. The valuation method for an investment property under development also included the estimated cost of completion in the calculation as the remaining percentage of completion. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

The fair value of an investment property in China Northeast Logistics City—Dezhou amounted to HK$10,535,000 (2014: HK$10,696,000) was determined by using depreciated replacement cost (“DRC”) approach. DRC is based on an estimate of the current replacement costs of improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The DRC approach generally provides the most reliable indication of value of the properties in the absence of known market based on comparable sales. The DRC is subject to adequate potential profitability of the business.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal year ended March 31, 2015, a parcel of land under the China Glorious City—Zhoukou project was transferred from self-occupied land use right to investment properties given the change of intention to derive rental income from that parcel of land. The fair value of an investment property in China Glorious City—Zhoukou as at March 31, 2015 amounted to HK$32,623,000 was determined by using income capitalization method, which was valued by capitalizing the estimated market rental for the unexpired land use term. The capitalization rate adopted was 6.5% and the monthly market rental used was RMB5 per month per square meter. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

There are inter-relationships between unobservable inputs. Expected vacancy rates may impact the yield with higher vacancy rates resulting in higher yields. An increase in future rental income may be linked with higher cost. If the remaining lease term increases, the yield may decrease.

There were no changes to the valuation techniques during the years ended March 31, 2015 and 2014.

The Group’s investment properties are either rented or intended to be rented out under operating leases.

All the Group’s investment properties are located in the PRC and the land, on which these investment properties are located, was held under leases of 40 years.

Note 19—Investment Properties Under Construction

	2015 HK$’000	2014 HK$’000
At fair value
At beginning of the year	—	15,077
Exchange difference	—	293
Additions	—	10,542
Interest capitalized	—	1,021
Transferred to investment properties (Note 18)	—	(26,933)
Decrease in fair values	—	—

At end of the year	—	—

As at March 31, 2015 and 2014, the Group had no unprovided contractual obligations for future repairs and maintenance.

As at March 31, 2014, an independent valuation of the Group’s investment properties under construction was performed by an independent firm of professional property valuers, Savills Valuation and Professional Services Limited, to determine the fair values of the investment properties under construction. The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income.

Details of the fair value hierarchy, valuation processes of the Group and valuation techniques of investment properties under construction are set out in note 18 to the consolidated financial statements.

All the Group’s investment properties under construction were located in the PRC and the land, on which these investment properties under constructions were located, was held under leases of 40 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2013	74,832	1,696	11,682	13,339	13,791	3,821	119,161
Exchange difference	1,483	27	212	238	249	74	2,283
Additions	—	—	—	874	2,416	1,144	4,434
Disposals	—	—	—	(8)	—	—	(8)
Reclassification upon completion	3,277	389	1,373	—	—	(5,039)	—
Revaluation decrease	(3,800)	—	—	—	—	—	(3,800)

At March 31, 2014 and at April 1, 2014	75,792	2,112	13,267	14,443	16,456	—	122,070
Exchange difference	2,656	44	116	182	172	—	3,170
Additions	—	5,848	—	4,270	5,295	57,729	73,142
Acquisition of a subsidiary (Note 42)	163,454	—	—	3,185	32	—	166,671
Disposals	—	(1,513)	—	(140)	(1,018)	—	(2,671)
Reclassification upon completion	57,729	—	—	—	—	(57,729)	—
Revaluation decrease, net	(23,288)	—	—	—	—	—	(23,288)

At March 31, 2015	276,343	6,491	13,383	21,940	20,937	—	339,094

Comprising:
At cost—March 31, 2014	—	2,112	13,267	14,443	16,456	—	46,278
At valuation—March 31, 2014	75,792	—	—	—	—	—	75,792

	75,792	2,112	13,267	14,443	16,456	—	122,070

At cost—March 31, 2015	—	6,491	13,383	21,940	20,937	—	62,751
At valuation—March 31, 2015	276,343	—	—	—	—	—	276,343

	276,343	6,491	13,383	21,940	20,937	—	339,094

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2013	—	710	2,817	4,485	4,004	—	12,016
Exchange difference	118	10	50	76	70	—	324
Depreciation charged for the year	3,682	452	1,182	2,550	2,201	—	10,067
Eliminated on disposals	—	—	—	(4)	—	—	(4)
Eliminated on revaluation	(3,800)	—	—	—	—	—	(3,800)

At March 31, 2014 and at April 1, 2014	—	1,172	4,049	7,107	6,275	—	18,603
Exchange difference	203	7	41	90	71	—	412
Depreciation charged for the year	17,045	756	945	4,656	3,057	—	26,459
Eliminated on disposals	—	(1,009)	—	(73)	(610)	—	(1,692)
Eliminated on revaluation	(17,248)	—	—	—	—	—	(17,248)

At March 31, 2015	—	926	5,035	11,780	8,793	—	26,534

Net book amount
At March 31, 2014	75,792	940	9,218	7,336	10,181	—	103,467

At March 31, 2015	276,343	5,565	8,348	10,160	12,144	—	312,560

The Group’s additions to construction-in-progress for the fiscal year ended March 31, 2015 included capitalization of interest expense of approximately HK$376,000 (2014: Nil).

All the Group’s leasehold land and buildings are located in the PRC and the land, on which these buildings are located, was held under leases of 40 years.

The depreciation for the fiscal year ended March 31, 2015 of HK$8,655,000 (2014: Nil), HK$2,543,000 (2014: HK$350,000) and HK$15,261,000 (2014: HK$9,717,000) were charged to cost of sales, selling and administrative expenses, respectively.

The hotel located at Tieling, Liaoning Province amounted to HK$140,900,000 was determined by using the income capitalization method, which was valued by capitalizing the estimated market rental for the unexpired land use term. The capitalization rate adopted was 9% and the market rental used was RMB300 per day per room. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

Certain properties of the Group regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and Dezhou, Shandong Province were valued on the basis of direct comparison approach at HK$80,224,000 (2014: HK$57,164,000) with reference to the comparable market transactions as available in the relevant markets assuming sales with the benefit of immediate vacant possession. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

Certain properties of the Group regarded as operational are for continuing business, such as Water Plant and Heating Station located at Tieling, Liaoning Province and sales center and showroom located at Zhoukou, Henan Province and Hengyang, Hunan Province were valued on the basis of depreciated replacement cost (“DRC”) at HK$55,219,000 (March 31, 2014: HK$18,628,000) as there were no comparable market transaction for such properties. DRC is based on an estimate of the current replacement costs of improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The DRC approach generally provides the most reliable indication of value of the properties in the absence of known market based on comparable sales. The DRC is subject to adequate potential profitability of the business.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the leasehold land and buildings had not been revalued, they would have been included in the consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$282,422,000 (March 31, 2014: HK$75,792,000).

Note 21—Land Use Rights

	2015 HK$’000	2014 HK$’000
At beginning of the year	262,369	80,585
Exchange difference	2,351	1,254
Amortization for the year	(6,488)	(3,096)
Additions (Note (i))	638,127	885,445
Refunds of payments from acquisition of land use rights (Note (ii))	(288,163)	(571,800)
Injection into a joint venture (Note 25)	(7,417)	—
Transferred to investment properties (Note 18)	(14,918)	—
Transferred to properties under development (Note 28)	(313,288)	(130,019)

At end of the year	272,573	262,369

Represented by:
Amount included under current assets	215,084	184,809
Amount included under non-current assets	57,489	77,560

	272,573	262,369

Note:

(i)	During the years ended March 31, 2015 and 2014, the additions included certain up-front payments and related costs incurred in acquiring a portion of China Northeast Logistics City—Dezhou land, China Glorious City—Hengyang land and China Glorious City—Zhoukou land.
(ii)	During the years ended March 31, 2015 and 2014, majority of the refunds represented governments grants received from the local governments and money received from the local governments for certain payments made and costs incurred in acquiring lands for China Northeast Logistics City—Dezhou and China Glorious City—Zhoukou.

As at March 31, 2015, the amount of land use rights included in current assets expected to be recovered after more than one year amounted to HK$215,084,000 (2014: HK$105,213,000). The remaining balance is expected to be recovered within one year.

The land use rights are situated in the PRC and held under the lease of between 40 and 70 years.

Note 22—Goodwill

	2015 HK$’000	2014 HK$’000
Cost
At beginning of the year	—	—
Acquisition of a subsidiary (note 42)	919	—

At end of the year	919	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23—Deposits for Acquisition of Land Use Rights

During the year ended March 31, 2009, the Group, from its continuing operations, disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of RMB101,600,000 (the “Receivables”) to an independent third party (the “Buyer”). In December 2009, the PRC local government, the Buyer and the Group entered into a memorandum pursuant to which the PRC local government and the Buyer agreed that the Group would be able to utilize the Receivables as part of the future land acquisition consideration in Tieling, the PRC. Accordingly, the Receivables were transferred to deposits for acquisition of land use rights during the fiscal year ended March 31, 2010 and the amount at March 31, 2015 was approximately HK$128,968,000 (March 31, 2014: HK$127,847,000).

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB161,409,000 to the PRC local government as a deposit for purchase of a land use right for its project in Dezhou, the PRC, and the deposit as March 31, 2014 was approximately HK$203,107,000. The deposit was utilized during the fiscal year ended March 31, 2015 for the purchase of land use right.

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB343,164,000 to the PRC local government as a deposit for purchase of land use right for its project in Hengyang, the PRC. During the fiscal year ended March 31, 2015, an accumulated amount of RMB184,489,000 was ultilised upon purchase of land use right and its balance at March 31, 2015 was approximately HK$201,417,000 (March 31, 2014: HK$431,815,000).

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB23,500,000 to the PRC local government as a deposit for purchase of a land use right for its project in Zhoukou, the PRC, and the deposit at March 31, 2014 was approximately HK$29,571,000. The deposit was fully utilized for the purchase of land use right during the fiscal year ended March 31, 2015.

As at March 31, 2015, the amount of deposits for acquisition of land use rights included in current assets expected to be recovered more than one year amounted to HK$201,417,000 (2014: HK$201,417,000).

Note 24—Interest in an Associate

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Non-current assets:
Unlisted investment, at cost	28,686	28,686
Share of losses of an associate	(19,519)	(6,706)
Exchange difference	2,673	2,542

Share of net assets	11,840	24,522

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial information of the associate for the years ended March 31, 2015 and March 31, 2014 is summarized as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Current assets	846	4,685
Non-current assets	202,515	207,941
Current liabilities	(158,216)	(135,912)

Equity	45,145	76,714

The above financial information is presented before the elimination of unrealized gain between the Company and the associate in prior years.

	2015 HK$’000	2014 HK$’000
Turnover	—	—

Net loss	(32,033)	(5,646)

At March 31, 2015, details of the Group’s investment in an associate are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %		Principal activities
			2015	2014
Tieling Motor Vehicles Trading Co., Ltd.*	The People’s Republic of China	Registered capital of RMB75,000,000	40%	40%	Property development and investment

*	For identification purpose only.

Note 25—Interest in a joint venture

During the year ended March 31, 2015, the Group entered into a cooperation agreement with an independent third party (the “Joint Venture Partner”) to establish a joint venture company, Tieling Jiacheng Agricultural Development Co., Ltd. In exchange of 51% equity interest in this joint venture, the Group injected capital in the form of land use rights.

At March 31, 2015, this joint venture is insignificant to the Group. Details of the Group’s investment in a joint venture which is accounted for using equity method are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %			Principal activities
			2015		2014
Tieling Jiacheng Agricultural Development Co., Ltd.*	The People’s Republic of China	Registered capital of RMB22,760,000	51% (Note	)	—	Not yet commenced operation

*	For identification purpose only.

Note:

This joint venture company is an unlisted limited liability company registered in the PRC and there is no quoted market price available for its shares. The principal activity of the joint venture company is the development of certain trade centers located at Tieling, Liaoning Province. Furthermore, a contractual arrangement between the Group and the Joint Venture Partner establishes share of control over this joint venture company.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Deferred Income Tax

The major deferred tax liabilities/(assets) recognized by the Group and movements thereon during the current year and prior year are as follows.

Deferred tax assets:

Tax losses HK$’000
At April 1, 2013	—
Net credit to the consolidated income statement for the year	(1,211)
Exchange difference	1

At March 31, 2014 and at April 1, 2014	(1,210)
Net credit to the consolidated income statement for the year	(8,502)
Exchange difference	(65)

At March 31, 2015	(9,777)

Deferred tax liabilities:

Revaluation of leasehold land and buildings and investment properties HK$’000
At April 1, 2013	83,090
Net charge to the consolidated income statement for the year	4,722
Exchange difference	1,511

At March 31, 2014 and at April 1, 2014	89,323
Net charge to the consolidated income statement for the year	1,126
Net charge to the consolidated statement of comprehensive income for the year	4,324
Exchange difference	819

At March 31, 2015	95,592

As at March 31, 2015 and 2014, the deferred taxes recognized by the Group were expected to be recovered in the period of beyond one year. As at March 31, 2015, the Group did not recognize deferred income tax assets of HK$78,446,000 (March 31, 2014: HK$50,962,000) in respect of tax losses amounting to HK$325,715,000 (March 31, 2014: HK$218,848,000) that can be carried forward against future taxable income as future taxable profits of certain of the Group’s subsidiaries where these losses were incurred were not probable. Among those tax losses, an amount of HK$49,448,000 (March 31, 2014: HK$43,603,000) can be carried forward indefinitely and an amount of HK$13,819,000, HK$23,600,000, HK$28,324,000, HK$104,454,000 and HK$106,070,000 will expire by 2016, 2017, 2018, 2019 and 2020, respectively (March 31, 2014: an amount of HK$5,048,000, HK$13,819,000, HK$23,600,000, HK$28,324,000 and HK$104,454,000 will expire by 2015, 2016, 2017, 2018 and 2019, respectively).

At March 31, 2015, deferred income tax liabilities of HK$41,009,000 (March 31, 2014: HK$36,734,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$820,194,000 as of March 31, 2015 (March 31, 2014: HK$734,688,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 27—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and are held under lease term of 40 to 70 years. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

Note 28—Properties Under Development

	2015 HK$’000	2014 HK$’000
At beginning of the year	1,631,992	931,404
Exchange difference	18,414	14,975
Additions	1,335,873	361,432
Interest capitalized	297,688	194,710
Transferred from land use rights (Note 21)	313,288	130,019
Transferred to completed properties held for sale	(888,453)	(548)

At end of the year	2,708,802	1,631,992

All the Group’s properties under development are located in the PRC and the land, on which these properties under development are located, are held under leases of 40 to 70 years.

As at March 31, 2015, the amount of properties under development included in current assets expected to be recovered after more than one year is HK$1,171,403,000 (2014: HK$1,631,992,000). The remaining balance is expected to be recovered within one year.

Note 29—Trade and Other Receivables

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Trade receivables	418,801	47,435
Less: provision for impairment of trade receivables	(22,245)	(24,292)

Trade receivables, net	396,556	23,143
Prepaid expenses	8,050	5,897
Loans receivable (Note (i))	63,469	62,917
China tax receivable	4,367	5,959
Deposits and other receivables (Notes (i) and (ii))	146,025	220,505
Prepayments for construction costs	—	18,875
Less: provision for impairment of other receivables	(102,955)	(23,908)

	515,512	313,388

Note:

(i)	During the fiscal year March 31, 2013, the Company disposed of the entire equity interest in Qiqihar CFC in return for an aggregate consideration of RMB276,923,000 (“Consideration receivable”) from the Qiqihar Buyers (as defined in note 43). During the same fiscal year the Company advanced a loan of RMB50,000,000 with an effective interest rate of 21% per annum, to the Qiqihar Buyers as a result of the disposal of Qiqihar CFC. As of March 31, 2015, an amount of RMB80,955,000 (2014: RMB80,680,000) remained receivable from the Qiqihar Buyers, and the receivable was guaranteed by one of the shareholders of the Company (the “Guarantor”).
During the fiscal year ended March 31, 2015, the directors of the Company decided to record a provision for impairment against this entire balance as the directors of the Company considered collectability of the whole balance is remote. Accordingly, an amount of impairment for the receivable of RMB80,955,000 (approximately HK$102,100,000) was charged to the consolidated income statement.
The Group has filed a Hong Kong court case (Action No. 755 of 2015) against the Qiqihar Buyers and the Guarantor for the amount due totalling RMB30,955,000 (approximately HK$39,293,000). Subsequently on July 16, 2015, a judgement from the Hong Kong Court of First Instance was issued in favor of the Group and demanded the Guarantor should repay the Group for the amount due. The Group is in the process of recovering the amount.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	Balance included the following:
(a)	During the year ended March 31, 2012, the Group paid an aggregate amount of approximately RMB43,995,000 to the PRC local government for the acquisition of land use rights for the development of China Northeast Logistics—Dezhou. The amount will be refunded upon the receipt of land use right certificates and the carrying amounts as at March 31, 2015 was approximately HK$55,846,000 (2014: HK$55,361,000);
(b)	During the year ended March 31, 2011, the Group paid another deposit of an aggregate amount of approximately RMB25,641,000 to the PRC local government for the acquisition of land use rights for the development of China Northeast Logistics—Dezhou. Upon the receipts of the land use rights, the same amount was not applied to the land acquisition fees and the PRC local government agreed to refund the amount back to the Group and as such the same amount was transferred to other receivables. During the fiscal year ended March 31, 2012, an aggregate amount of RMB4,932,000 was refunded to the Group and the remaining amount at March 31, 2015 was approximately HK$26,287,000 (2014: HK$26,059,000); and
(c)	As at March 31, 2014, the Group had incurred certain expenses on behalf of Tieling Shengtai Hotel Co., Ltd. located in China Northeast Logistics—Tieling amounted HK$78,295,000. During the fiscal year ended March 31, 2014, receivables from the Tieling Shengtai Hotel Co., Ltd. amounted to HK$23,908,000 were provided for impairment, as a result of the management’s assessment on the recoverability of these receivables. That provision was written off immediately prior to the acquisition of Tieling Shengtai Hotel Co., Ltd during the fiscal year ended March 31, 2015. Further details are set out in note 42 to the consolidated financial statements.

The Group grants an average credit periods ranging from 60 days to 105 days to its customers. The carrying amounts of the trade and other receivables approximate their fair values as these financial assets, which are measured at amortized cost, are expected to be paid within a short period of time, such that the impact of the time value of money is not significant.

At each statement of financial position date, the recoverability of the Group’s trade receivables due from individual customers is assessed based on the credit history of its customers, their financial conditions and current market conditions. Specific impairment provision is recognized.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Hong Kong dollars	1,256	1,812
Renminbi	514,256	311,576

	515,512	313,388

The Group has provided fully for all receivables where recovery of the amounts is remote unless the Group has determined that such balances are not recoverable, in which case the impairment loss is directly written off against the corresponding trade receivables.

Movements in the provision for impairment of trade receivables are as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
At beginning of the year	24,292	4,941
Exchange differences	198	67
Amount written off as uncollectible	(13,873)	—
Provision for impairment losses	11,628	19,284

At end of the year	22,245	24,292

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in trade and other receivables of the Group are trade receivables of HK$418,801,000 (2014: HK$47,435,000) and their ageing analysis is as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Not past due	392,331	1,750
1 to 60 days past due	—	1,812
61 to 120 days past due	—	13,367
More than 120 days past due	26,470	30,506

	418,801	47,435

As of March 31, 2015, trade receivables of HK$4,225,000 (2014: HK$21,393,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, the mortgage applications by customers would take longer than normally required in the locations at which the Group’s subsidiaries are operated and management believes that no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
1 to 60 days past due	—	1,812
61 to 120 days past due	—	13,367
More than 120 days past due	4,225	6,214

	4,225	21,393

As March 31, 2015, trade receivables of HK$22,245,000 (2014: HK$24,292,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Not past due	—	—
1 to 60 days past due	—	—
61 to 120 days past due	—	—
More than 120 days past due	22,245	24,292

	22,245	24,292

Movements in the provision for impairment of other receivables are as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
At beginning of the year	23,908	—
Exchange differences	719	(29)
Provision for impairment loss	102,291	23,937
Amount written off as uncollectible	(23,963)	—

At end of the year	102,955	23,908

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 30—Restricted and Pledged Bank Deposits and Cash and Cash Equivalents

(a) Restricted and pledged bank deposits

As at March 31, 2015, the Group’s bank balances amounting to approximately HK$24,972,000 (March 31, 2014: HK$24,261,000) were deposited at designated bank accounts in certain banks as guarantee deposits for property ownership certificates not yet transferred from the customers to the banks.

As at March 31, 2015, the Group’s bank balances amounting to approximately HK$125,668,000 (March 31, 2014: HK$12,583,000) and Nil (March 31, 2014: HK$13,842,000), were pledged for approximately 12 months and approximately 3 years, respectively, for the purpose of securing certain bank loans and are carried interest at deposit rate of approximately 3% per annum (March 31, 2014: 3% per annum).

The carrying amounts of the Group’s restricted and pledged bank deposits are denominated in RMB.

(b) Cash and Cash Equivalents

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Bank balances and cash	402,675	146,192

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Hong Kong dollars	6,778	5,070
Renminbi	394,553	138,528
United States dollars	1,340	2,590
Others	4	4

	402,675	146,192

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values.

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 31—Trade Payables, Other Payables and Accruals

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Trade payables	1,127,248	413,990
China taxes payable	64,892	6,146
Accrued payroll and employee benefits	4,077	3,274
Guarantee deposits	95,930	108,314
Accrued loan interest payable	37,187	753
Accrued charges and other payables (Note)	349,845	55,042

	1,679,179	587,519

Note:

Balance included the following:

(a)	During the year ended March 31, 2015, an aggregate amount of RMB200,000,000, or approximately HK$253,875,000 was received from a local government related entity by China Glorious City—Hengyang. In April 2015, this amount was remitted to the local government in Hengyang.
(b)	During the fiscal year ended March 31, 2015, an amount of RMB35,000,000 or approximately HK$44,428,000 was received from an independent third party for a possible business cooperation which was still under negotiation as at March 31, 2015.
(c)	During the fiscal year ended March 31, 2015, an aggregate amount of approximately RMB12,193,000, or approximately HK$15,478,000 was provided for trade disputes with certain contractors for damages claimed, which were primarily attributable to the followings:

(i)	The Company’s subsidiary, China Tieling Northeast is involved in a PRC court case brought about by a contractor, Kaiyuan Wei Min Construction Engineering Co., Ltd. (“Wei Min”), regarding a disputed construction contract where Wai Min is claiming damages of approximately RMB9,882,000. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, the Group is of the opinion that full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.
(ii)	The Company’s subsidiary, China Tieling Northeast is involved in a PRC court case brought about by a contractor, Tieling Xin Hai Construction Engineering Co., Ltd. (“Xin Hai”), regarding a disputed construction contract where Xin Hai is claiming damages of approximately RMB1,174,000. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, the Group is of the opinion that full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.

The carrying amounts of trade payables, other payables and accruals approximate their fair values and are denominated in the following currencies:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Hong Kong dollars	7,433	4,841
Renminbi	1,671,707	582,601
United States dollars	39	77

	1,679,179	587,519

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 32—Receipt in Advance

As at March 31, 2015 and 2014, receipt in advance represented amounts received from potential buyers of properties under development and completed properties held for sale for the Group’s development projects of China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou and China Glorious City—Zhoukou.

Note 33—Derivative Financial Liabilities

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Warrants issued in May 2011 (Note (i))	—	10
Derivative components of convertible bonds (Note (ii))	232,795	287,893
Warrants issued in August 2012 (Note (iii))	17,462	24,364

	250,257	312,267

Note:

(i)	On May 11, 2011, the Company completed an underwritten offering of 1,517,978 units at a price of US$2.88 per unit with gross proceeds of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consisted of one ordinary share of the Company and a warrant to purchase 0.65 ordinary shares of the Company. The exercise price of the warrants was US$3.456 per ordinary share, subject to certain adjustments with a term of three years. The Company has also issued warrants to the underwriter, to purchase 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$6,988,000. As at March 31, 2014, these warrants were recognized at fair value of HK$10,000. These warrants were lapsed during the fiscal year ended March 31, 2015.

(ii)	Derivative components of convertible bonds comprised of:

(a)	On August 15, 2012, the Company issued the 2017 CBs (as defined in note 35(a)) to Willis Plus Limited, a company owned by majority shareholder of the Company. At issuance, the 2017 CBs have been bifurcated into a derivative and a liability component. Details of the derivative component of the 2017 CBs are set out in note 35(a) to the consolidated financial statements. As at March 31, 2015, the derivative component of the 2017 CBs was recognized at fair value of HK$155,713,000 (March 31, 2014: HK$196,525,000); and
(b)	On December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued the 2016 CBs (as defined in note 35(b)) to certain independent third parties, an existing shareholder and majority shareholder of the Company. At issuance, the 2016 CBs have been bifurcated into derivative and liability components. Details of the derivative component of the 2016 CBs are set out in note 35(b) to the consolidated financial statements. As at March 31, 2015, the derivative components of the 2016 CBs were recognized at fair value of HK$77,082,000 (March 31, 2014: HK$91,368,000).

(iii)	On August 15, 2012, together with the 2017 CBs (as defined in note 35(a)) issued by the Company, the Company issued warrants to Willis Plus Limited, a company owned by majority shareholder, to purchase 6,000,000 ordinary shares of the Company at an exercise price of US$1.2973 with a term of five years. These warrants are exercisable from the first anniversary from date of issuance. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$26,267,000. As at March 31, 2015, these warrants were recognized at fair value of HK$17,462,000 (March 31, 2014: HK$24,364,000).

The fair values of the warrants as at August 15, 2012 were determined using the binomial valuation model (“Binomial model”). The significant inputs into the models were volatility of 74%, dividend yield of 0% and risk-free interest rate of 0.8% per annum.

The fair values of the warrants as at March 31, 2015 and 2014 were determined using the Binomial model. The significant inputs into the models were volatility of 85% (2014: 80%), dividend yield of 0% (2014: 0%) and risk-free interest rate of 0.72% (2013: 1.15%) per annum.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 34—Bank and Other Borrowings

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Current
Short-term bank loan—Secured	394,141	138,417
Portion of long-term bank loans repayable within one year—Secured	134,554	164,842
Other borrowings—Unsecured	93,000	417,584

	621,695	720,843

Non-current
Portion of long-term bank loans repayable after one year—Secured	297,033	386,309
Other borrowings—Unsecured	231,026	—

	528,059	386,309

Total bank and other borrowings	1,149,754	1,107,152

The interest-bearing bank borrowings are carried at amortized cost. The Group does not have any bank borrowings which contain a repayable on demand clause.

The Group’s bank and other borrowings are repayable as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Within 1 year	621,695	720,843
Between 1 and 2 years	528,059	330,942
Between 2 and 5 years	—	55,367

	1,149,754	1,107,152

Some of the banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s statement of financial position ratios, as well as other restrictions including restriction on dividend payment, which are commonly found in lending arrangements with financial institutions. If the Group was to breach the covenants the drawn down facilities would become repayable on demand.

The Group regularly monitors its compliance with these covenants and is up to date with the scheduled repayments of the term loans. Further details of the Group’s management of liquidity risk are set out in Note 6(c) to the consolidated financial statements. As at March 31, 2015, none of the covenants relating to drawn down facilities had been breached (as at March 31, 2014: Nil).

The carrying amounts of bank borrowings approximate their fair values. All bank borrowings are denominated in RMB (March 31, 2014: All bank borrowings are denominated in RMB) and of which HK$626,436,000 (March 31, 2014: HK$676,985,000) are carried at variable interest rates ranging from approximately 6.4% to 9.8% per annum (March 31, 2014: 6.3% to 8.3% per annum) and the remaining HK$199,292,000 (March 31, 2014: HK$12,583,000) are carried at fixed interest rate ranging from approximately 6.6% to 9.6% per annum (March 31, 2014: 7.8% per annum). The bank borrowings are secured by certain assets of the Group (Note 39).

The carrying amounts of other borrowings approximate their fair values. Other borrowings of HK$93,000,000 (March 31, 2014: HK$103,000,000) and HK$231,026,000 (March 31, 2014: 314,584,000) are denominated in HK$ and RMB, respectively, and are carried at fixed interest rate ranging from approximately 6% to 17% per annum (March 31, 2014: 11.0% to 20.0% per annum). The other borrowings are unsecured.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at March 31, 2015, bank borrowings with carrying amount of approximately HK$116,782,000 (March 31, 2014: HK$214,546,000) were guaranteed by a former director and a shareholder of the Company.

As at March 31, 2015, other borrowings with carrying amount of approximately HK$231,026,000 (March 31, 2014: Nil) were guaranteed by a senior management member of the Company.

Note 35—Convertible Bonds

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
2017 CBs (Note (a))	425,781	356,246
2016 CBs (Note (b))	181,701	155,900

	607,482	512,146

(a) 2017 CBs

On August 15, 2012, the Company issued (1) US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds due on August 15, 2017 (the “2017 CBs”) and (2) warrants to purchase 6,000,000 ordinary shares of the Company (the “August 2012 Warrants”), to Willis Plus Limited, a company owned by majority shareholder of the Company (the “Bondholder”). In addition, the Bondholder has options to convert the 2017 CBs into the ordinary shares of the Company or require the Company to redeem all, but not less than all, of such holder’s 2017 CBs on August 15, 2015. The 2017 CBs are convertible into 55,499,028 ordinary shares of the Company at an initial conversion price of US$1.0811 per share from its first anniversary at the option of the Bondholder.

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

The 2017 CBs recognized in the consolidated statements of financial position is calculated as follows:

	Liability component HK$’000	Derivative component HK$’000	August 2012 Warrants HK$’000	Total HK$’000
At April 1, 2013	306,669	277,157	34,743	618,569
Decrease in fair value of derivative component/August 2012 Warrants	—	(83,203)	(10,811)	(94,014)
Amortization of deferred loss on derivative component/August 2012 Warrants	—	2,571	432	3,003
Interest expense	115,097	—	—	115,097
Interest paid	(65,520)	—	—	(65,520)
At March 31, 2014 and at April 1, 2014	356,246	196,525	24,364	577,135
Decrease in fair value of derivative component/August 2012 Warrants	—	(43,384)	(7,332)	(50,716)
Amortization of deferred loss on derivative component/August 2012 Warrants	—	2,572	430	3,002
Interest expense	135,237	—	—	135,237
Interest paid	(65,702)	—	—	(65,702)

At March 31, 2015	425,781	155,713	17,462	598,956

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The liability component of the 2017 CBs is carried at amortized cost at an effective interest rate of 37.2% per annum. The liability component of the 2017 CBs has been reclassified under current liabilities as at March 31, 2015 due to the one-off redemption right on its third anniversary on August 15, 2015.

The fair value of the derivative component of the 2017 CBs as at March 31, 2015 was determined using the Binomial model. The significant inputs into the models were volatility of 85% (March 31, 2014: 80%), dividend yield of 0% (March 31, 2014: 0%) and risk-free interest rate of 0.72% (March 31, 2014: 1.15%) per annum.

As of March 31, 2015, the fair values of the liability component of the 2017 CBs were approximately HK$484,230,000 (March 31, 2014: HK$450,029,000), which were calculated using cash flows discounted at a rate of 32% (March 31, 2014: 29%) and within level 3 of the fair value hierarchy.

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

The Company obtained waivers from the holders of the 2017 CBs in prior years in respect of any non-compliance with the above covenants until March 31, 2015.

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

(b) 2016 CBs

On December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued an aggregate amount of US$30,000,000, unsecured, 10 per cent convertible bonds due on December 19, 2016, convertible into ordinary shares of the Company (the “2016 CBs”) to certain independent third parties, an existing shareholder and a majority shareholder of the Company, where US$15,000,000 of which was issued to the majority shareholder. In addition, each of the investors has an option to convert the 2016 CBs into the ordinary shares of the Company or requires the Company to redeem all, but not less than all, of such holder’s 2016 CBs at any time on or after 18 months from the respective issuance dates. All (but not less than all) of the principal amounts of the 2016 CBs of each of the investors are convertible into ordinary shares of the Company at an initial conversion price per share equal to US$1.30. The 2016 CBs are convertible during their entire tenure. Based on such initial conversion price, 23,076,919 of the Company’s ordinary shares are issuable upon conversion of the 2016 CBs.

The fair value of the derivative component of the 2016 CBs was estimated at the issuance date using Binomial model and its changes in fair value is recognized in the consolidated income statement. The liability component is the difference between the face value of the 2016 CBs and the sum of the fair values of the derivative component of the 2016 CBs at date of their issuance.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 2016 CBs recognized in the statements of financial position is calculated as follows:

	Liability component HK$’000	Derivative component HK$’000	Total HK$’000
Fair values at issuance	162,787	94,020	256,807
Deferred losses upon issue	(14,417)	(8,390)	(22,807)
Transaction cost (Note)	(224)	—	(224)
Increase in fair value of derivative component	—	5,281	5,281
Amortization of deferred loss on derivative component	—	457	457
Interest expense	7,754	—	7,754

At March 31, 2014 and at April 1, 2014	155,900	91,368	247,268
Decrease in fair value of derivative component	—	(17,199)	(17,199)
Amortization of deferred loss on derivative component	—	2,913	2,913
Interest expense	46,872	—	46,872
Interest paid	(21,071)	—	(21,071)

At March 31, 2015	181,701	77,082	258,783

Each of the liability components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 are carried at amortized cost at an effective interest rate of 28.2%, 29.5% and 32.3% per annum, respectively.

The liability components of the 2016 CBs have been reclassified under current liabilities as at March 31, 2015 due to the redemption right feature after 18 months from the issuance date.

The fair value of each of the derivative components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 at each of their issuance dates were determined using the Binomial model. The significant inputs into the model were volatility of 80%, 80% and 80%, dividend yields of 0%, 0% and 0%, and risk-free interest rates of 0.73%, 0.73% and 0.90% per annum, respectively.

The fair value of the derivative components of the 2016 CBs as at March 31, 2015 was determined using the Binomial model. The significant inputs into the models were volatility of 85% (March 31, 2014: 80%), dividend yield of 0% (March 31, 2014: 0%) and risk-free interest rate of 0.55% (March 31, 2014: 1.15%) per annum.

The fair value of liability components of the 2016 CBs as at March 31, 2015 was HK$181,193,000 (March 31, 2014: HK$164,135,000), which was calculated using cash flows discounted at a rate of 32% (March 31, 2014: 29%) and was within level 3 of the fair value hierarchy.

The 2016 CBs do not contain any financial covenants.

Note:

During the fiscal year ended 31 March 2014, total transaction costs directly attributable to the issuance of the 2016 CBs amounted to HK$352,000 of which HK$224,000 was attributable to liability component of the 2016 CBs and has been capitalized. The remaining HK$128,000 was attributable to derivative component of the 2016 CBs and has been expensed to the consolidated income statement during the fiscal year ended 31 March 2014.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 36—Share Capital

	Number of shares		Share capital
	2015 ‘000	2014 ‘000	2015 HK$000	2014 HK$000
Authorized:
Preferred share at US$0.001 each at end of year	200	200	2	2

Ordinary share at US$0.001 each at end of year	1,000,000	1,000,000	7,793	7,793

	Number of shares		Share capital
	2015 ‘000	2014 ‘000	2015 HK$000	2014 HK$000
Issued and fully paid:
Preferred share
At beginning and at end of the year	100	100	1	1

Ordinary shares
At beginning and at end of year	73,544	73,544	572	572

The Company’s share capital consists of ordinary shares and preferred shares.

Note 37—Non-Controlling Interests

The total non-controlling interests for the current fiscal year is HK$26,933,000 (2014: HK$32,668,000), which is attributable solely to China Northeast Logistics City—Dezhou (“Dezhou Group”).

As at March 31, 2015, cash and short term deposits of HK$3,645,000 (2014: HK$9,244,000) are held in China and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

Set out below are the summarized financial information for Dezhou Group that has non-controlling interests that are material to the Group. There was no transactions with non-controlling interests during the fiscal year ended March 31, 2015 and 2014.

Summarized consolidated statements of financial position	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Current
Assets	1,319,583	1,334,113
Liabilities	(779,527)	(740,180)

Total	540,056	593,933

Non-current
Assets	33,210	16,157
Liabilities	(393,710)	(392,300)

Total	(360,500)	(376,143)

Net assets	179,556	217,790

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized income statement	2015 HK$’000	2014 HK$’000
Revenue	12,795	191,501
(Loss)/profit before income tax	(16,715)	48,094
Income tax expense	(31,267)	(28,409)
Post-tax (loss)/profit	(47,982)	19,685
Other comprehensive income	9,749	10,297

Total comprehensive (loss)/income	(38,233)	29,982

Total comprehensive (loss)/income allocated to non-controlling interests	(5,735)	4,497

Summarized cash flows	2015 HK$’000	2014 HK$’000
Cash flows from operating activities
Cash generated from/(used in) operations	408,230	(252,994)
Interest paid	(9,147)	(30,216)
Interest received	324	432
Income tax paid	(45,376)	(6,419)

Net cash generated from/(used in) operating activities	354,031	(289,197)
Net cash used in investing activities	(12,225)	(10,882)
Net cash (used in)/generated from financing activities	(347,506)	281,175

Net decrease in cash and cash equivalents	(5,700)	(18,904)
Cash and cash equivalents at beginning of year	11,260	29,641
Effect on foreign exchange rate changes	44	523

Cash and cash equivalents at end of year	5,604	11,260

The financial information above is presented before inter-company eliminations.

Note 38—Share Incentive Plan

On August 25, 2011, the Company adopted a share incentive plan (the “2011 Share Incentive Plan”). The purposes of the 2011 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, advisors or consultants, and to promote the success of the Company’s business. Options granted under the 2011 Share Incentive Plan may be incentive stock options (“Incentive Stock Options”) or nonstatutory stock options (“Nonstatutory Stock Options”), as determined by the administrator (may be the board of directors (the “Board”) or one or more committees of the Board) at the time of grant of an option. Under the 2011 Share Incentive Plan, the administrator of the Company may grant options to any person being an employee, a director, an advisor or a consultant, of the Group, to subscribe for shares in the Company at a price to be determined by the administrator being:

(1)	In the case of Incentive Stock Options:

a.	granted to an employee who at the time of grant is a person who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary measured as of date of grant, the per share exercise price shall be no less than 110% of the Fair Market Value (as defined below) on the date of grant;

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	granted to any other employee, the per share exercise price shall be no less than 100% of the Fair Market Value (as defined below) on the date of grant;

(2)	In the case of a Nonstatutory Stock Option, the per share exercise price shall be such price as is determined by the administrator, provided that, if the per share exercise price is less than 100% of the Fair Market Value (as defined below) on the date of grant, it shall otherwise comply with all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable United States federal or state laws, any stock exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where options or restricted stocks are granted under the 2011 Share Incentive Plan or participants reside or provide services, as such laws, rules, and regulations shall be in effect from time to time; and

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

The maximum aggregate number of shares that may be issued under the 2011 Share Incentive Plan is 7,000,000 shares, all of which shares may be issued under the 2011 Share Incentive Plan as Incentive Stock Options. The shares issued under the 2011 Share Incentive Plan may be authorized, but unissued, or reacquired shares. If an award of an option should expire or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares that were subject thereto shall, unless the 2011 Share Incentive Plan shall have been terminated, become available for future grant under the 2011 Share Incentive Plan. In addition, any shares which are retained by the Company upon exercise of an award of options in order to satisfy the exercise or purchase price for such award of options or any withholding taxes due with respect to such award of options shall be treated as not issued and shall continue to be available under the 2011 Share Incentive Plan and shares issued under the 2011 Share Incentive Plan and later repurchased by the Company at the original purchase price paid to the Company for the shares (including, without limitation, upon repurchase by the Company in connection with the termination of a participant’s continuous service status) shall again be available for future grant under the 2011 Share Incentive Plan.

The 2011 Share Incentive Plan shall be valid and effective for a period of 10 years commencing August 25, 2011.

Details of the principal terms of the 2011 Share Incentive Plan are set out in the proxy of the Company dated July 11, 2011.

No share option has been granted under the 2011 Share Incentive Plan since its adoption.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 39—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Land use rights	67,742	53,683
Investment properties	458,244	524,726
Completed properties held for sale	9,341	23,302
Property, plant and equipment	189,057	—
Properties under development	387,149	244,850
Pledged bank deposits (Note 30)	125,668	26,425

	1,237,201	872,986

Note 40—Capital Commitments

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Capital injection in respect of investment in a subsidiary in the PRC	—	12,583
Capital injection in respect of investment in an associate in the PRC (Note)	101,550	—

	101,550	12,583

Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	1,361,675	576,140

Note:

During the year ended March 31, 2015, the Group entered into an agreement with an independent third party pursuant to which the Group has committed to inject in form of cash or assets into an entity in exchange of 40% equity interest in this entity. As at March 31, 2015, the Group has not injected any cash or assets into this entity while this entity has remained dormant.

Note 41—Notes to the Consolidated Cash Flows Statements

Major Non-Cash Transactions

The Group has the following major non-cash transactions:

(i)	During the fiscal year ended March 31, 2012, the Group paid an aggregate amount of RMB238,371,000 to the PRC local government as a deposit for purchase of a land use right for its project in Qiqihar, the PRC, and an aggregate amount of RMB117,897,000 was refunded to the Group during the same year. At March 31, 2012, the remaining amount was approximately HK$147,893,000. During the fiscal year ended March 31, 2013, the deposits of approximately HK$148,042,000 were transferred to land use rights upon the receipt of land use right certificates and there was no cash involved in this transaction.

(ii)	During the fiscal year ended March 31, 2013, the Company has disposed of its interests in HK CFC (as defined in note 43) and Qiqihar CFC (as defined in note 43), and the considerations of which were partially satisfied by certain receivables and payables. Further details are set out in note 43 to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii)	During the fiscal year ended March 31, 2015, the Company has acquired 100% equity interest in Tieling Shengtai (as defined in note 42), and the consideration of which was satisfied by the Group in form of assuming a loan payable to Tieling Shengtai. Further details are set out in note 43 to the consolidated financial statements.

(iv)	During the fiscal year ended March 31, 2015, the Company injected capital of approximately HK$7,417,000 into a joint venture in form of a land use right. There was no cash involved in the capital injection. Details of the joint venture are set out in note 25 to the consolidated financial statements.

(v)	During the fiscal year ended March 31, 2015, the Company utilized the deposits for purchase of land use rights of HK$465,882,000 (2014:Nil) for the purchase of land use rights.

Note 42—Acquisition of a Subsidiary

During the fiscal year ended March 31, 2015, the Group entered into an agreement with an independent third party (‘Seller”) to acquire 100% equity interest in Tieling Shengtai Hotel Co., Ltd. (“Tieling Shengtai”) for a consideration satisfied by the Group in the form of assuming a loan payable to Tieling Shengtai which was originally due by the Seller to Tieling Shengtai, amounting to RMB15,000,000 (the “Hotel Acquisition”). The Hotel Acquisition was completed on May 20, 2014.

The goodwill arising from the Hotel Acquisition is attributable to the Group’s expectation on Tieling Shengtai to enable the Group to provide better integrated service for its development of China Northeast Logistics City—Tieling. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for Tieling Shengtai, the fair value of assets acquired, and liabilities assumed at the acquisition date.

HK$’000
Consideration at May 20, 2014
Other payable assumed	18,860

Recognised amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1,481
Property, plant and equipment	166,671
Trade and other receivables	19,419
Trade and other payables	(92,214)
Receipt in advance	(718)
Bank loan	(76,698)

Total identifiable net assets	17,941
Goodwill (Note 22)	919

Total	18,860

Insignificant acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the fiscal year ended March 31, 2015.

The revenue included in the consolidated statement of comprehensive income since May 20, 2014 contributed by Tieling Shengtai was HK$1,057,000. Tieling Shengtai also contributed loss of HK$134,235,000 over the same period.

Had Tieling Shengtai been consolidated from April 1, 2014, the consolidated statement of comprehensive income would show pro-forma revenue of HK$1,401,552,000 and profit of HK$50,550,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 43—Disposal of Subsidiaries

During the fiscal year ended March 31, 2013, the Company entered into an agreement (the “S&P Agreement”) with two independent third parties (the “Qiqihar Buyers”) to dispose of its entire 100% equity interest in China Focus City (H.K.) Holdings Limited (“HK CFC”) and 75% equity interest in China Focus City Holdings (Group) Co., Ltd. (“Qiqihar CFC”). Under the terms of the S&P Agreement, the Qiqihar Buyers agreed to pay the Company a fixed income at a rate of 21% per annum on the Company’s remaining 25% equity investment, representing 25% of the initial investment cost in Qiqihar CFC, in return the Company gave up its rights and obligations to share profits and to bear losses of Qiqihar CFC so arising in the future for an indefinite period. In addition, the Qiqihar Buyers has the right, at its own discretion, to purchase from the Company its remaining 25% equity interest in Qiqihar CFC at cost. As a result, the disposal of 75% equity interest in Qiqihar CFC has been accounted for as if 100% equity interest of Qiqihar CFC has been disposed of by the Company and the remaining 25% interest has been accounted for as a loan to the Qiqihar Buyers.

The following is an analysis of the net assets on the date which HK CFC and Qiqihar CFC were being disposed of:

HK$’000
Net assets disposed of:
Property, plant and equipment	31,706
Deposit for acquisition of land use rights	156,814
Deferred tax assets	6,529
Properties under development	354,444
Trade and other receivables	318,411
Available-for-sale financial assets	4,937
Cash and cash equivalents	263,315
Trade payables, other payables and accruals	(284,084)
Receipt in advance	(483,794)
Current income tax liabilities	(36,238)

Net assets	332,040
Gain on disposal of subsidiaries, net of related tax (Note 17)	32,478

364,518

Satisfied by:
Cash	86,398
Other payables undertaken by Qiqihar Buyers	98,741
Other receivables	156,657
Loan receivable	61,713

Total consideration	403,509
Less: Income tax expense, related to the gain on disposal of subsidiaries	(38,991)

364,518

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

Cash consideration received	86,398
Cash and bank balances disposed of	(263,315)

Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	(176,917)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All of the unpaid considerations and fixed income receivable by the Company are guaranteed by a shareholder and director of the Company.

Note 44—Operating Lease Arrangements

The Group as lessee

At the statement of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	March 31, 2015 HK$’000	March 31, 2014 HK$’000
Operating leases which expire:
Within one year	2,020	1,678
In the second to fifth year inclusive	2,303	3,128

	4,323	4,806

The Group as lessor

Property rental income earned during the year was HK$2,944,000 (2014: HK$4,774,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statement of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	March 31, 2015 HK$’000	March31, 2014 HK$’000
Within one year	1,412	1,221
In the second to fifth year inclusive	948	1,462

	2,360	2,683

Note 45—Contingent Liabilities

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group had financial guarantees as at March 31, 2015 amounting to HK$377,422,000. (2014: HK$351,382,000). The guarantees in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of the Group’s properties. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties. Such guarantees will terminate upon the earlier of (i) issuance of the property ownership certificates which are generally available within six months to one year after the purchasers take possession of the relevant properties; and (ii) the satisfaction of mortgage loans by the purchasers of properties. The directors consider that in case of default in payments, the net realisable value of the related properties can cover the repayment of the outstanding mortgage principals together with the accrued interest and penalty and therefore no provision has been made in the consolidated financial statements for the guarantees.

Save as disclosed above and elsewhere in the consolidated financial statements, the Group had no other significant contingent liabilities at March 31, 2015 and 2014.

Note 46—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2015 HK$’000	2014 HK$’000	2013 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit	5,926 30	3,714 15	7,550 38

		5,956	3,729	7,588
	Interest expense arising from convertible bonds	10,268	—	—
An entity which is controlled by majority shareholder of the Company	Operating lease rental and management fees on rented premises	915	367	298
	Design fees in respect of a property development project	—	1,121	—
	Interest expenses arising from convertible bonds	135,237	115,097	64,887
Majority shareholder	Interest expense arising from convertible bonds	23,858	2,494	—
	Interest expense arising from other loans	5,481	—	—

Save as disclosed in notes 33, 34, 35 and 48 to the consolidated financial statements, there were no other significant related party transactions.

Note 47—Balances with Related Parties and Equity Holders

The loan from a non-controlling interest of HK$58,800,000 is unsecured and interest-free which is not repayable within one year as at March 31, 2015 (2014: HK$58,800,000 with the same terms).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loans from majority shareholder of HK$30,000,000 and HK$35,000,000 are unsecured, at a fixed interest rate of 16% p.a. and repayable at the Company’s option within two years as at September 19, 2014 and September 22, 2014, respectively.

The Group also had the following significant balances with other related parties.

Related party relationship	Nature of transaction	March 31, 2015 HK$’000	March 31, 2014 HK$’000
An entity which is controlled by a majority shareholder of the Company	Convertible bonds Bond interest payables	468,000 40,925	468,000 41,107
A majority shareholder	Convertible bonds Bond interest payables Unsecured loans Loan interest payables	117,000 3,269 65,000 324	117,000 1,346 — —
Key management personnel	Other receivables Convertible bonds Bond interest payables	868 78,000 2,179	— — —
Employees	Other payables	2,284	—

Save as disclosed above and note 48 to the consolidated financial statements, there were no other significant balances with related parties.

Note 48—Post Balance Sheet Events

Subsequent to the consolidated statement of financial position date on April 1, 2015, the Company entered into a HK$45,000,000 loan contract with a majority shareholder under which the majority shareholder extended an amount of HK$45,000,000 to the Company. The tenure of this loan is from April 1, 2015 to March 31, 2017. This loan is unsecured, bears interest rate of 16% per annum with interest payable semi-annually.

On July 31, 2015, the Company received an undertaking from the Bondholder under which the Bondholder confirmed its intention of not exercising the option to require the Company to redeem the 2017 CBs on August 15, 2015. Moreover, on July 31, 2015, the Company received an undertaking from the holders of the 2016 CBs under which these holders confirmed their intention of not exercising the option to require the Company to redeem the 2016 CBs on or before March 31, 2016.

Note 49—US Dollar Equivalents

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 50—Particulars of Subsidiaries

Particulars of the Company’s principal subsidiaries at March 31, 2015 and 2014 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2015	2014
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	100%	Inactive

China Metro-Rural Limited	British Virgin Islands	Ordinary shares US$1	100%	100%	Investment holding

China Metro-Rural Exchange Limited	Hong Kong	Ordinary shares HK$10,000	100%	100%	Investment holding

China Northeast Logistics City Co., Ltd. ^ (Note (ii))	PRC	Registered capital US$35,000,000	100%	100%	Operating of agricultural logistic platform

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB500,000	100%	100%	Provision of property management and related service

Tieling Northeast City Motor Vehicle Trading Co., Ltd.^	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Shengtai Hotel Co., Ltd. ^	PRC	Registered capital RMB10,000,000	100%	—	Hotel operations

Shenyang Jiataihe Investmnets Co., Ltd.^ (Note (iv))	PRC	Registered capital RMB20,000,000	—	100%	Not yet commenced operation

China Metro-Rural Development Limited	Hong Kong	Ordinary shares HK$100	85%	85%	Investment holding

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2015	2014

China Northeast Logistics City Dezhou Co., Ltd.^ (Note (ii))	PRC	Registered capital US$49,990,000	85%	85%	Operating of agricultural logistic platform
Dezhou Northeast City Property Co., Ltd.^	PRC	Registered capital RMB50,000,000	85%	85%	Not yet commenced operation

Dezhou North Asia Property Management Co., Ltd.^	PRC	Registered capital RMB2,000,000	85%	85%	Not yet commenced operation

Dezhou North Asia Property Co., Ltd.^	PRC	Registered capital RMB30,000,000	85%	85%	Not yet commenced operation

China Northeast Logistics City Shenzhen Co., Ltd.^	PRC	Registered capital RMB10,000,000	100%	100%	Management company

China Glorious City Construction Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Not yet commenced operation

China Glorious City Development Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

China Glorious City (Hengyang) Co., Ltd.^ (Note (ii))	PRC	Registered capital US$30,000,000	100%	100%	Operating of logistic platform and rural urban city re-development businesses

Hengyang Huayan Property Co., Ltd.^	PRC	Registered capital RMB30,000,000	100%	100%	Not yet commenced operation

Hengyang Huaqian Property Co., Ltd.^	PRC	Registered capital RMB20,000,000	100%	100%	Not yet commenced operation

Hengyang Glorious City Business Co., Ltd.^	PRC	Registered capital RMB17,000,000	100%	100%	Not yet commenced operation

Hengyang Glorious City Logistics Co., Ltd.^	PRC	Registered capital RMB1,300,000	100%	100%	Not yet commenced operation

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2015	2014

China Glorious City Investments Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holdings
China Glorious City Investments (Zhoukou) Co., Ltd.^ (Note (ii))	PRC	Registered capital US$20,000,000	100%	100%	Not yet commenced operation

Zhoukou China Glorious Property Co., Ltd.^	PRC	Registered capital RMB10,000,000	100%	100%	Not yet commenced operation

China Glorious City Strategic Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

China Glorious City Strategic (Zhoukou) Co., Ltd. ^ Note (ii))	PRC	Registered capital US$10,000,000	100%	100%	Not yet commenced operation

Zhoukou Huayu Industries Co., Ltd. ^	PRC	Registered capital RMB10,000,000	100%	100%	Not yet commenced operation

Zhoukou Huahui Commercial Real Estates Co., Ltd. ^ (Note (iii))	PRC	Registered capital RMB10,000,000	100%	—	Not yet commenced operation

China Glorious City Holdings Limited (Note (iii))	Hong Kong	Ordinary shares HK$100	100%	—	Inactive

Note:

(i):	The Company directly holds China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.
(ii):	These subsidiaries registered or operated in the PRC are wholly foreign owned enterprises.
(iii):	Incorporated/registered during the current year.
(iv):	Liquidated during the year

The symbol of “ ^ ” represents the English name of the subsidiary for identification purpose only.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 51—Condensed Financial Information of the Parent Company

Statements of Comprehensive Income

For the years ended March 31, 2015, 2014 and 2013

	2015 US$’000	2015 HK$’000	2014 HK$’000	2013 HK$’000
Other gains/(losses), net	7,712	60,153	87,669	(128,721)
Administrative expenses	(1,588)	(12,384)	(12,456)	(18,788)

Operating profit/(loss)	6,124	47,769	75,213	(147,509)
Finance income	—	—	—	2
Finance costs	(25,545)	(199,251)	(132,016)	(64,887)

Finance income – net	(25,545)	(199,251)	(132,016)	(64,885)

Loss before income tax	(19,421)	(151,482)	(56,803)	(212,394)
Income tax expense	—	—	—	—

Total comprehensive loss for the year	(19,421)	(151,482)	(56,803)	(212,394)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of Financial Position

As of March 31, 2015 and 2014

	2015 US$’000	2015 HK$’000	2014 HK$’000
Non-current assets
Investments in subsidiaries	128,673	1,003,649	1,003,649

Current assets
Due from subsidiaries	114,000	889,200	819,268
Prepayments and other receivables	122	959	1,511
Cash and cash equivalents	581	4,537	2,433

	114,703	894,696	823,212

Current liabilities
Other payables and accruals	958	7,472	4,326
Derivative financial liabilities	32,084	250,257	312,267
Due to subsidiaries	15,135	118,052	46,558
Other borrowings	11,923	93,000	43,000
Convertible bonds (Note 48)	77,882	607,482	—

	137,982	1,076,263	406,151

Net current (liabilities)/assets	(23,279)	(181,567)	417,061

Total assets less current liabilities	105,394	822,082	1,420,710

Non-current liabilities
Loans from a shareholder	8,333	65,000	—
Convertible bonds	—	—	512,146

	8,333	65,000	512,146

Net assets	97,061	757,082	908,564

Equity
Share capital	73	573	573
Reserves	96,988	756,509	907,991

	97,061	757,082	908,564

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of Cash Flow

For the years ended March 31, 2015, 2014 and 2013

	2015 US$’000	2015 HK$’000	2014 HK$’000	2013 HK$’000
Cash flows from operating activities
Cash used in operations	(1,707)	(13,317)	(11,643)	(12,112)
Interest received	—	—	—	2
Interest paid	(12,967)	(101,141)	(74,426)	(32,759)

Net cash used in operating activities	(14,674)	(114,458)	(86,069)	(44,869)

Cash flows from investing activities
Decrease/(increase) in amounts with subsidiaries and net cash generated from (used in) investing activities	200	1,562	(225,213)	(372,916)

Cash flows from financing activities
Proceeds from other borrowings	11,923	93,000	120,000	—
Repayments of other borrowings	(5,513)	(43,000)	(77,000)	—
Loans from a shareholder	8,333	65,000	—	—
Proceeds from issuance of convertible bonds, net of direct expenses	—	—	233,648	450,606

Net cash generated from financing activities	14,743	115,000	276,648	450,606

Net increase/(decrease) in cash and cash equivalents	269	2,104	(34,634)	32,821
Cash and cash equivalents at beginning of the year	312	2,433	37,067	4,246

Cash and cash equivalents at end of the year	581	4,537	2,433	37,067

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	Notes 51 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of China Metro-Rural Holdings Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the cost method has been used to account for investments in its subsidiaries.

A reconciliation of the (loss)/profit and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

(Loss)/profit Reconciliation	2015 HK$’000	2014 HK$’000	2013 HK$’000
Loss of the parent company only under cost method of accounting	(151,482)	(56,803)	(212,394)
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	81,618	70,870	55,108

(Loss)/profit of the parent company only under equity method of accounting	(69,864)	14,067	(157,286)

Equity Reconciliation	2015 HK$’000	2014 HK$’000
Equity of the parent company only under cost method of accounting	757,082	908,564
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	697,019	615,401

Equity of the parent company only under equity method of accounting	1,454,101	1,523,965

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRSs have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

4.	As of March 31, 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.