Form 20-F
period 2016-03-31
CHINA METRO-RURAL HOLDINGS Ltd
filed 2016-08-01
CIK 1468944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

As of March 31, 2016 there were 73,543,782 shares of the issuer’s ordinary shares, $0.001 par value outstanding and 100,000 shares of the issuer’s preferred shares, $0.001 par value outstanding.

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

In this Annual Report, references to “the Company” or “China Metro” are to China Metro-Rural Holdings Limited, a British Virgin Islands company, and/or, as the context requires, its primary subsidiaries: China Metro-Rural Limited, a limited company incorporated in the Cayman Islands and continued into the British Virgin Islands and Man Sang International Limited, a Bermuda company listed on The Stock Exchange of Hong Kong Limited and/or, as the context requires, the subsidiaries of: China Metro-Rural Limited or Man Sang International Limited. References to “the Merger” are to the merger of Creative Gains Limited, a British Virgin Islands company and a wholly-owned subsidiary of China Metro-Rural Holdings Limited that was acquired by China Metro-Rural Holdings Limited on December 1, 2009 solely for the purpose of entering into the Merger Agreement and effecting the Merger (“Merger Sub”) with and into China Metro-Rural Limited whereby the separate corporate existence of Merger Sub ceased and China Metro-Rural Limited continues as the surviving company and a wholly-owned subsidiary of China Metro-Rural Holdings Limited. The Merger was completed on March 22, 2010. Prior to a name change on March 19, 2010, China Metro-Rural Holdings Limited was named Man Sang International (B.V.I.) Limited, or MSBVI. On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Subsequent to the Distribution, the Company no longer holds any interests in MSIL and its subsidiaries.

On May 20, 2016, the Company announced plans to effectuate a going-private transaction (the “Privatization”). The Company intends to effectuate the Privatization through a merger with an indirect wholly-owned subsidiary of the Company. Upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger to which the Company is a party, holders of the Company’s ordinary shares—other than certain specified affiliates, other holders and holders who properly perfect applicable dissenters’ rights—will receive US$1.03 per share in cash, without interest, as a result of the merger. Following the Privatization, the Company plans to terminate the Company’s public reporting obligations (and associated costs) under the Exchange Act and to delist from the NYSE MKT.

PRESENTATION OF FINANCIAL INFORMATION

This is our seventh filing as a foreign private issuer on Form 20-F, and the seventh filing to include consolidated financial statements of the Company on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) giving the effect to our redomiciling transaction and common control merger, as described further below. The acquisition of equity interest of China Metro-Rural Limited, occurred during the year ended March 31, 2010, has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

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

The results of the continuing operations are presented in the consolidated income statements for each of the three years ended March 31, 2016. However, discontinued operations are presented in the consolidated income statements for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations.

Percentages and some amounts in this Annual Report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.8 to US$1.0, representing the rate for U.S. dollars in New York for cable transfers in Hong Kong dollars as certified for custom purposes by Federal Reserve Bank of New York. On July 22, 2016, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7568 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of H.K. Dollars into U.S. dollars.

In addition, this Annual Report contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience the readers of this Annual Report. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.20 to US$1.00. On July 22, 2016, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.6760 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of RMB into U.S. dollars.

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

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, which was previously operated through MSIL.

On November 30, 2012, the Company disposed of the entire equity interest in HK CFC and, in effect, disposed of the entire equity interest in Qiqihar CFC, which currently represented the Company’s entire rural-urban migration and city re-development business. Upon the disposal of HK CFC and Qiqihar CFC in Qiqihar, the Group has discontinued its rural-urban migration and city re-development business in Qiqihar, or Qiqihar Discontinued Operations. The summary of consolidated income statement re-presents the results of continuing operations, where the results of HK CFC and Qiqihar CFC are accounted for as discontinued operations net of taxation for all years presented.

The selected consolidated statements of operation data of the Group presents the results for the five years ended March 31, 2016, 2015, 2014, 2013 and 2012 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

The selected consolidated income statements of the Group for the years ended March 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated income statements of the Group for the years ended March 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2014.

	For the years ended March 31,
	2016		2015		2014		2013		2012
	(HK$ in thousands, except for number of shares and per share data)
Income Statements Data:
Continuing Operations:
Revenue		220,866		1,400,753		387,016		284,759		765,872
Cost of sales		(31,927)		(817,112)		(133,105)		(217,955)		(467,195)

Gross profit		188,939		583,641		253,911		66,804		298,677
Other income, net		41,206		2,888		16,685		67,535		61,363
Other gains/(losses), net		268,311		40,584		101,412		(69,617)		6,828
Selling expenses		(54,754)		(35,304)		(31,171)		(32,254)		(24,212)
Administrative expenses		(398,386)		(252,334)		(154,948)		(112,504)		(117,922)

Operating profit/(loss)		45,316		339,475		185,889		(80,036)		224,734
Finance (costs)/income—net		(22,281)		7,842		10,492		4,384		389
Share of loss of an associate		(2,368)		(12,813)		(2,258)		(1,606)		(2,456)

Profit/(loss) before income tax		20,667		334,504		194,123		(77,258)		222,667
Income tax expenses		(84,966)		(280,455)		(86,839)		(35,746)		(90,202)

(Loss)/profit for the year from continuing operations		(64,299)		54,049		107,284		(113,004)		132,465
Discontinued operations:
Profit for the year from discontinued operations, net of tax		—		—		—		17,532		98,594

(Loss)/profit for the year		(64,299)		54,049		107,284		(95,742)		231,059

Attributable to:
Equity holders of the Company		(49,250)		61,246		104,331		(101,104)		208,986
Non-controlling interests		(15,049)		(7,197)		2,953		5,632		22,073

		(64,299)		54,049		107,284		(95,742)		231,059

(Loss)/earnings per share from continuing and discontinued operations attributable to ordinary shares holders of the Company during the year:
Basic (loss)/earnings per share
From continuing operation	HK$	(0.67)	HK$	0.83	HK$	1.42	HK$	(1.61)	HK$	1.56
From discontinued operations		—		—		—	HK$	0.24	HK$	1.40

	HK$	(0.67)	HK$	0.83	HK$	1.42	HK$	(1.37)	HK$	2.96

Diluted (loss)/earnings per share
From continuing operation	HK$	(1.21)	HK$	0.04	HK$	0.18	HK$	(1.61)	HK$	1.56
From discontinued operations		—		—		—	HK$	0.24	HK$	1.40

	HK$	(1.21)	HK$	0.04	HK$	0.18	HK$	(1.37)	HK$	2.96

Shares used in computation of:
Basic (loss)/earnings per share
From continuing operation		73,544,000		73,544,000		73,544,000		73,544,000		70,536,000
From discontinued operations		73,544,000		73,544,000		73,544,000		73,544,000		70,536,000
Diluted (loss)/earnings per share
From continuing operation		152,120,000		152,120,000		129,043,000		73,544,000		70,536,000
From discontinued operations		152,120,000		152,120,000		129,043,000		73,544,000		70,536,000

Dividend—(HK$’000)		—		—		—		—		—

The following table sets forth selected statements of financial position data of the Group as of the dates indicated. The selected consolidated statements of financial position data of the Group as of March 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of financial position data of the Group as of March 31, 2014 and 2013 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2014. The selected consolidated statement of financial position data of the Group as of March 31, 2012 has been derived from our audited consolidated financial statements included the Company’s Form 20-F filed with the SEC on July 18, 2013.

	As of March 31,
	2016	2015	2014	2013	2012
	(HK$ in thousands, except for number of shares)
Statements of Financial Position Data:
Total non-current assets	1,271,020	1,175,257	969,940	934,448	903,966
Total current assets	6,074,583	4,755,408	3,373,854	2,268,430	2,271,913
Total assets	7,345,603	5,930,665	4,343,794	3,202,878	3,175,879
Total current liabilities	5,382,681	3,773,831	1,974,140	1,267,633	1,506,647
Total non-current liabilities	729,714	747,451	1,046,578	745,830	393,622
Total liabilities	6,112,395	4,521,282	3,020,718	2,013,463	1,900,269
Total equity	1,233,208	1,409,383	1,323,076	1,189,415	1,275,610

Share capital issued and outstanding (Preferred share 200,000; ordinary share 1,000,000,000, US$0.001 each (approximately HK$0.0078 each))
Preferred share	100,000	100,000	100,000	100,000	100,000
Ordinary share	73,543,782	73,543,782	73,543,782	73,543,782	73,543,782

The following table sets forth selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2013 and 2012 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of Qiqihar Discontinued Operations for the years ended March 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in the Company’s Form 20-F filed with the SEC on July 11, 2014.

	For the years ended March 31,
	2013		2012
	(HK$ in thousands, except for per share data)
Income Statements Data: Qiqihar Discontinued Operations:
Revenue		—		147,896
Cost of sales		—		(9,358)

Gross profit		—		138,538
Other income and gains, net		619		—
Expenses		(28,929)		(5,665)

Operating (loss)/profit		(28,310)		132,873
Finance income—net		8,009		238

(Loss)/profit before income tax		(20,301)		133,111
Income tax credits/(expenses)		5,355		(34,517)

(Loss)/profit for the year		(14,946)		98,594
Gain on disposal of discontinued operations		32,478		—

Profit from discontinued operations		17,532		98,594

Attributable to:
Equity holders of the Company		17,532		98,594
Non-controlling interests		—		—

		17,532		98,594

Earnings per share for profit from Qiqihar Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.24	HK$	1.40

Diluted	HK$	0.24	HK$	1.40

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

	As of November 30,	As of March 31,
	2012	2012
	(HK$ in thousands)
Statements of Financial Position Data of Qiqihar Discontinued Operations:
Total non-current assets	195,049	149,365
Total current assets	941,107	298,035
Total assets	1,136,156	447,400
Total current liabilities	804,116	132,792
Total non-current liabilities	—	—
Total liabilities	804,116	132,792
Total equity	332,040	314,608

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

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(HK$ per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2012	7.7656	7.8087	7.7772	7.7532
Fiscal Year Ended March 31, 2013	7.7629	7.7699	7.7554	7.7493
Fiscal Year Ended March 31, 2014	7.7567	7.7669	7.7571	7.7512
Fiscal Year Ended March 31, 2015	7.7754	7.7686	7.7538	7.7495
Fiscal Year Ended March 31, 2016	7.7563	7.8270	7.7576	7.7495
Last Six Months
January 2016	7.7876	7.8270	7.7812	7.7505
February 2016	7.7763	7.7969	7.7829	7.7702
March 2016	7.7537	7.7745	7.7604	7.7528
April 2016	7.7570	7.7570	7.7556	7.7537
May 2016	7.7689	7.7689	7.7635	7.7582
June 2016	7.7591	7.7706	7.7620	7.7586

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 22, 2016, the exchange rate was HK$7.7568 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
		(RMB per US$)
Last Five Fiscal Years
Fiscal Year Ended March 31, 2012	6.2975	6.5477	6.3970	6.2935
Fiscal Year Ended March 31, 2013	6.2108	6.3879	6.2787	6.2105
Fiscal Year Ended March 31, 2014	6.2164	6.2273	6.1220	6.0402
Fiscal Year Ended March 31, 2015	6.1990	6.2741	6.1952	6.1107
Fiscal Year Ended March 31, 2016	6.5499	6.5932	6.3706	6.1927
Last Six Months
January 2016	6.3752	6.5932	6.5726	6.5219
February 2016	6.5525	6.5795	6.5501	6.5154
March 2016	6.4480	6.5499	6.5027	6.4480
April 2016	6.4738	6.5004	6.4754	6.4571
May 2016	6.5798	6.5798	6.5259	6.4738
June 2016	6.6459	6.6481	6.5982	6.5590

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On July 22, 2016, the exchange rate was RMB6.6760 per US$1.00.

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

We have established logistics platforms in Tieling, Liaoning Province called “China Northeast Logistics City—Tieling”, Dezhou, Shandong Province called “China Northeast Logistics City—Dezhou”, Hengyang, Hunan Province called “China Glorious City—Hengyang” , Zhoukou, Henan Province called “China Glorious City—Zhoukou”, Handan, Hebei Province called “China Glorious City—Handan” and Nanyang, Henan Province called “China Glorious City—Nanyang”, which are available to regional and international traders based upon an open and free market system for the mutual benefit of sellers and buyers. The logistics platforms are designed to facilitate the marketing of products provided or desired by willing buyers and sellers. Agriculture products have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources.

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

Our revenues from the sales of trade center units in fiscal year 2014 and fiscal year 2015 were HK$205.0 million and HK$1,400.7 million, respectively. Our revenue from the leases of properties decreased from HK$4.8 million in the fiscal year 2014 to HK$2.9 million in the fiscal year 2015 and our revenue from property management services decreased from HK$5.4 million in the fiscal year 2014 to HK$2.8 million in the fiscal year 2015. Our income from hotel operation in the fiscal year 2015 was HK$1.1 million. Our revenue from servicing and assignments of development rights in the fiscal year 2014 was HK$171.8 million. Our revenue in the fiscal year ended March 31, 2016 was HK$220.9 million, which includes revenue from sales of trade centers units, leases of properties, property management services and hotel income of HK$210.0 million, HK$4.2 million, HK$4.2 million and HK$2.5 million, respectively.

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

We currently rely on China Glorious City—Zhoukou, China Glorious City—Hengyang, China Glorious City—Handan and China Glorious City—Nanyang for all of our rural-urban migration and city re-development business revenues and China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for all of our agricultural logistics business revenues. We may be unsuccessful in expanding our projects in these cities, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling for our agricultural logistics business revenues, and China Glorious City—Zhoukou, China Glorious City—Hengyang, China Glorious City—Handan and China Glorious City—Nanyang for our rural-urban migration and city re-development business. These revenue sources may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Glorious City—Zhoukou, China Glorious City—Hengyang, China Glorious City—Handan, China Glorious City—Nanyang, China Northeast Logistics City –Dezhou and China Northeast Logistics City—Tieling, or their attractiveness to tenants and developers, we will not have income from other properties in our agricultural logistics business and rural-urban migration and city re-development business to mitigate any ensuing loss. A concentration of investments in only few locations will cause us to be highly susceptible to a downturn in regional agricultural, property or logistics industry. In addition, any property damage at any one of China Glorious City—Zhoukou, China Glorious City—Hengyang, China Glorious City—Handan, China Glorious City—Nanyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Glorious City—Zhoukou, China Glorious City—Hengyang, China Glorious City—Handan, China Glorious City—Nanyang, China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling will continue to attract tenants or developers to generate revenue, or that we will be successful in the future. Although we have projects planned for future development in fiscal years 2017, 2018 and 2019, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

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

We signed a framework agreement with Hengyang Municipal Government in 2012. Pursuant to this framework agreement, the Hengyang Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Glorious City—Hengyang”.

We signed a framework agreement with Zhoukou Municipal Government in the fiscal year ended March 31, 2013. Pursuant to this framework agreement, the Zhoukou Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Glorious City—Zhoukou”.

We signed a framework agreement with Handan Municipal Government in the fiscal year ended March 31, 2016. Pursuant to this framework agreement, the Handan Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Glorious City—Handan”.

We signed a framework agreement with Nanyang Municipal Government in the fiscal year ended March 31, 2016. Pursuant to this framework agreement, the Nanyang Municipal Government has identified land which is suitable for our development strategy to develop logistics platforms called “China Glorious City—Nanyang”.

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

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, owns all the outstanding shares of Accurate Gain Developments Limited and his brother, Mr. Cheng Tai Po, owns all of the outstanding shares of Proficient Success Limited. As of March 31, 2016, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,451,116,976 of the 7,999,321,999 outstanding shares of China South City Holdings Limited, or China South City. China South City is a leading developer and operator of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers, distributors and end-users of products from raw materials to finished products. It sells and leases well-designed, high quality trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam is a Co-Founder and Executive Director of China South City.

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

Six of our PRC subsidiaries, China Northeast Logistics City Co. Ltd., or China Tieling Northeast, China Northeast Logistics City Dezhou Co., Ltd., or China Dezhou Northeast, China Glorious City (Hengyang) Co. Ltd., or China Hengyang Glorious, China Glorious City Investments (Zhoukou) Co., Ltd., or China Zhoukou Glorious Investments, China Glorious City Strategic (Zhoukou) Co., Ltd., or China Zhoukou Glorious Strategic, and China Glorious City (Shenzhen) Industries Co., Ltd., or China Glorious City Shenzhen, are wholly foreign owned enterprises, and are subject to restrictions imposed by relevant PRC laws and regulations.

China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic and China Glorious City Shenzhen were approved by their respective local authorities and filed with the PRC Ministry of Commerce as wholly foreign owned enterprises and, accordingly, are subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on their ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into their capital accounts. In addition, China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic, as foreign investment real estate enterprises, are required to maintain registered capital levels at 50% or more of their total investment. As of March 31, 2016, the registered total investment in China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic were US$49.80 million, US$49.90 million, US$59.99 million, US$39.99 million and US$19.99 million respectively, including registered capital of US$35.00 million, US$49.90 million, US$30.00 million, US$20.00 million and US$10.00 million respectively, representing approximately 70%, 100%, 50%, 50% and 50% of their respectively registered total investments. Currently, China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic, our project companies for our properties planned for future development in Liaoning, Shandong, Hunan and Henan, are our only subsidiaries categorized as foreign investment real estate enterprises.

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

Our subsidiaries located in Tieling City, Dezhou City, Hengyang City, Zhoukou City, Handan City and Nanyang City are required to hold certain qualification certificates to enable us to conduct business as real estate developers.

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

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast expired on September 30, 2014, but the qualification certificate was then renewed until December 31, 2016. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

The Hunan Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Hengyang Glorious confirming that China Hengyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Hengyang Glorious expired on January 23, 2016, but the qualification certificate was then renewed until January 23, 2017. Upon expiration of the interim qualification certificate, China Hengyang Glorious will be required to renew its qualification certificate.

The Zhoukou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic and Zhoukou Huayu Industries Co., Ltd. confirming that China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic and Zhoukou Huayu Industries Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificates of China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will expire on July 8, 2017. The interim qualification certificate of Zhoukou Huayu Industries Co., Ltd. expired on July 8, 2016 and the entity is in the process of renewing it. Upon expiration of the interim qualification certificates, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will be required to renew their qualification certificates.

The Handan Construction Bureau has granted an interim qualification certificate to China Glorious City (Handan) Industries Co., Ltd., or China Handan Glorious, confirming that China Handan Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Handan Glorious will expire on March 24, 2017. Upon expiration of the interim qualification certificate, China Handan Glorious will be required to renew its qualification certificate.

The Nanyang Housing and Urban Rural Construction Committee has granted an interim qualification certificate to China Glorious City (Nanyang) Industries Co., Ltd., or China Nanyang Glorious, confirming that China Nanyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Nanyang Glorious will expire on April 14, 2018. Upon expiration of the interim qualification certificate, China Nanyang Glorious will be required to renew its qualification certificate.

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

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rates of ranging from 1.5% to 3% set by the local municipal tax authorities. As of March 31, 2015, we in aggregate paid land appreciation tax to the local municipal tax authorities an accumulated amount of HK$126.5 million and we made an accumulated provisions for land appreciation in the amounts of HK$281.7 million. Except for China Northeast Logistics City—Dezhou, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it. During the fiscal year ended March 31, 2015, China Northeast Logistics City—Dezhou has completed a final assessment for land appreciation tax for one of its projects. In the fiscal year ended March 31, 2016, we paid land appreciation tax to the local municipal tax authorities in the amount of HK$45.2 million and made a provision in the amount of HK$141.3 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land to be developed if it does not comply with the terms of our land grant contract.

Under PRC laws, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. Further, if the development is delayed for longer than one year, the developer may be restricted from bidding for any new land. Thus, if we were to delay development on the lands acquired for China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang, China Glorious City—Zhoukou, China Glorious City—Handan and China Glorious City—Nanyang (and if these restrictions were applied to us), we may be restricted from bidding for other land designated to us for development. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of the above projects will not occur in the future.

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

To date, for investment activities, we have relied primarily on bank borrowings and other loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2016, we had net current assets of HK$691.9 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals, excluding shareholder’s loans and loans from a non-controlling interest) amounted approximately HK$3,263.3 million, which included primarily bank and other borrowings, trade payables, other payables and accruals and convertible bonds in the amounts of HK$717.2 million, HK$1,809.3 million and HK$736.8 million, respectively. All of the HK$717.2 million of our total bank and other borrowings were due within one year or on demand. The projected total investment for China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang, China Glorious City—Zhoukou, China Glorious City—Handan and China Glorious City—Nanyang could be up to an amount of approximately US$2 billion, US$5 billion, US$2 billion, US$4 billion, US$2 billion and US$2 billion, respectively.

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

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities treat our project companies, as real property developers, we have been subject to these measures and regulations with respect to China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, Zhoukou Huayu Industries Co., Ltd, China Handan Glorious and China Nanyang Glorious.

We may incur substantial additional indebtedness in the future.

As of March 31, 2016, our debt-to-equity ratio (total bank and other borrowings and convertible bonds/total equity) was approximately 117.9%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if we or our subsidiaries incur additional debt. For example, the additional debt could:

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

We have obtained waivers from the holders of these convertible bonds in prior years in respect of any non-compliance of covenants for the fiscal years ended March 31, 2013, 2014, 2015 and 2016. No waiver has been obtained for subsequent periods as of July 1, 2016 as it is uncertain as to whether a waiver is required.

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

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, some of our PRC subsidiaries may be required to set aside at least 10% of their after-tax profits based on PRC accounting standards in accordance with their articles of association and PRC law each year to their PRC statutory reserve until the cumulative amount of such reserve reaches 50% of their registered capital. As of March 31, 2016, we have PRC statutory reserve of approximately HK$150,214,000 for our PRC subsidiaries.

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

As of July 1, 2016, our principal shareholder, Mr. Cheng Chung Hing, Ricky, together with his affiliates, controls 43,082,427 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 46,273,652, or 60.30%, of our outstanding voting shares.

Mr. Cheng Chung Hing, Ricky has the requisite voting power to exert substantial influence over actions which require shareholder approval and generally to direct our affairs, including decisions regarding the election of directors, mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. The announcement of the Privatization on May 20, 2016, is an example of this risk. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might reduce the price of our shares. These actions, including the Privatization, may be taken even if they are opposed by our other shareholders.

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

All of our business is conducted in, and all of our revenues are derived from China. The economy of China differs from the economies of most developed countries in many respects, including, but not limited to: structure; governmental involvement; level of development; growth rate of gross domestic product, or GDP; capital re-investment; allocation of resources; control of foreign currency; and rate of inflation. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC Government has implemented measures emphasizing the utilization of market forces for economic reform, a substantial portion of productive assets in China is still owned by the PRC Government. In addition, the PRC Government continues to play a significant role in regulating industries by imposing industrial policies. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

In previous years, the PRC Government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2015, China’s real GDP grew by a rate of an estimated 6.9% as compared to a rate of 7.4% and 7.7% in 2014 and 2013, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC Government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC Government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

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

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares and warrants. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2016. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares and warrants could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares and warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See ‘‘Material United States Federal Income Tax Consequences.’’

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

Subsequent to the Reorganization, pursuant to an agreement and plan of merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if the Company had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when the Company and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

As a result of the Merger, our principal operating subsidiaries are China Metro-Rural Limited and its subsidiaries as well as Man Sang International Limited and its subsidiaries.

In addition, on July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL held by the Company, represented approximately 494 million ordinary shares of MSIL and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and has discontinued its pearls and real estate businesses, which was previously operated through MSIL.

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

On May 20, 2016, the Company announced plans to the Privatization. The Company intends to effectuate the Privatization through a merger with an indirect wholly-owned subsidiary of the Company. Upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger to which the Company is a party, holders of the Company’s ordinary shares—other than certain specified affiliates, other holders and holders who properly perfect applicable dissenters’ rights—will receive US$1.03 per share in cash, without interest, as a result of the merger. Following the Privatization, the Company plans to terminate the Company’s public reporting obligations (and associated costs) under the Exchange Act and to delist from the NYSE MKT.

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

As of March 31, 2016, a total GFA of approximately 501,000 square meters (excluding self-used properties) were completed and more than 3,500 independent individuals had entered into sales and purchase agreements to purchase more than approximately 324,000 square meters of GFA, or approximately 65%, of our completed GFA. As of March 31, 2016, we completed sales of GFA of approximately 324,000 square meters (including approximately 40,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$4,105,000, or less than 1% of such sales. As of March 31, 2016, an additional approximately 175,000 square meters of GFA are currently under construction. In addition, we have GFA of approximately 281,000 square meters and approximately 94,000 square meters, available for sale and pre-sale, and for lease, respectively.

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

As of March 31, 2016, a total GFA of approximately 236,000 square meters (excluding self-used properties) were completed and more than 2,300 independent individuals had entered into sales and purchase agreements to purchase approximately 198,000 square meters of GFA, or approximately 84%, of our completed GFA. As of March 31, 2016, we completed sales of GFA of approximately 198,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$5,833,000, or 1% of such sales. As of March 31, 2016, an additional approximately 241,000 square meters of GFA are currently under construction.

As of March 31, 2016, our total investments incurred for China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou are approximately RMB2,238 million (US$344 million) and RMB2,311 million (US$356 million), respectively.

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

China Metro previously carried out rural-urban migration and city re-development business through China Focus City—Qiqihar. Upon disposal of China Focus City—Qiqihar during the fiscal year ended March 31, 2013, China Metro continues this business through existing locations, such as China Glorious City—Hengyang, China Glorious City—Zhoukou, China Glorious City—Handan and China Glorious City—Nanyang.

China Glorious City—Hengyang

China Glorious City—Hengyang is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of 2.7 million square meters, which is expected to provide GFA of approximately 7.5 million square meters including commercial, residential, warehousing and other auxiliary facilities upon full completion. As of March 31, 2016, we acquired approximately 447,495 square meters of land through auction for our own development as well as for assignment to third parties. As of March 31, 2016, approximately 606,000 square meters of GFA is under construction.

China Glorious City—Zhoukou

China Glorious City—Zhoukou is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of approximately 5.5 million square meters, which is expected to provide GFA of approximately 13.2 million square meters. As of March 31, 2016, no new land was acquired through auctions.

As of March 31, 2016, a total GFA of approximately 250,000 square meters (excluding self-used properties) were completed and more than 2,200 independent individuals had entered into sales and purchase agreements to purchase more than approximately 217,000 square meters of GFA, or approximately 87%, of our completed GFA. As of March 31, 2016, we completed sales of GFA of approximately 217,000 square meters. For such sales, we had outstanding accounts receivable of approximately HK$12,050,000, or less than 1% of such sales. As of March 31, 2016, an additional approximately 458,000 square meters of GFA are under construction.

China Glorious City—Handan

China Glorious City—Handan is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of approximately 1.3 million square meters, which is expected to provide GFA of approximately 3.1 million square meters. As of March 31, 2016, we acquired approximately 395,128 square meters of land through auctions. As of March 31, 2016, approximately 447,000 square meters of GFA is under construction

China Glorious City—Nanyang

China Glorious City—Nanyang is expected to carry out rural-urban migration and city re-development business as well as logistics platform business. It is expected to have a total site area of approximately 1.3 million square meters, which is expected to provide GFA of approximately 3.1 million square meters. As of March 31, 2016, we acquired approximately 346,203 square meters of land through auctions. As of March 31, 2016, approximately 379,000 square meters of GFA is under construction

As of March 31, 2016, our total investments incurred for China Glorious City—Hengyang, China Glorious City—Zhoukou, China Glorious City—Handan and China Glorious City—Nanyang are approximately RMB2,277 million (US$350 million), RMB1,208 million (US$185 million), RMB677 million (US$104 million), and RMB346 million (US$53 million), respectively.

All of our agricultural logistics business revenues are currently derived from our operations at China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou and were from sales, leases and management of trade center units. All of our rural-urban migration and city re-development business revenues are currently derived from our operations at China Glorious City—Hengyang and China Glorious City—Zhoukou and were from sales of trade centers as well as from assignments of development rights. China Northeast Logistics City—Tieling began to generate revenue since fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2012, China Northeast Logistics City—Dezhou began to contribute to our agricultural logistics business. Net revenues in fiscal year ended March 31, 2014 were approximately HK$387.0 million, with HK$205.0 million, HK$4.8 million and HK$5.4 million were contributed from sales of trade center units, rental income from leases of trade center units and property management fee income, respectively, whereas our rural-urban migration and city re-development business contributed revenue of approximately HK$171.8 million through servicing and assignments of development rights at Hengyang City. During the fiscal year ended March 31, 2015, China Glorious City—Zhoukou began to contribute to our rural-urban migration and city re-development business. Net revenues in fiscal year ended March 31, 2015 were approximately HK$1,400.7 million, with HK$1,393.9 million, HK$2.8 million, HK$2.9 million and HK$1.1 million were contributed from sales of trade center units, rental income from leases of trade center units, property management fee income and hotel income, respectively. Net revenues in fiscal year ended March 31, 2016 were approximately HK$210.0 million, HK$4.2 million, HK$4.2 million and HK$2.5 million were contributed from sales of trade center units, rental income from leases of trade center units, property management fee income and hotel income, respectively. Although we do not generate significant revenue from the agricultural logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties (which include investment properties under construction) were approximately HK$18.3 million, HK$4.2 million and HK$9.1 million in the fiscal years ended March 31, 2014, 2015 and 2016, respectively. In the fiscal years ended March 31, 2014, 2015, and 2016, changes in fair values of investment properties represented positive of 12.7%, and 5.9% and negative of 13.5% respectively, of our net profit after taking into account relevant deferred income tax.

Completed Property Development

China Northeast Logistics City—Tieling

China Northeast Logistics City—Tieling will cover a total planned GFA of approximately 4.1 million square meters. Construction of approximately 501,000 square meters of trade centers and residential properties was completed as of March 31, 2016.

China Northeast Logistics City—Dezhou

China Northeast Logistics City—Dezhou will cover a total planned GFA of approximately15.0 million square meters. Construction of approximately 236,000 square meters of trade centers was completed as of March 31, 2016.

China Glorious City—Zhoukou

China Glorious City—Zhoukou will cover a total planned GFA of approximately 13.2 million square meters. Construction of approximately 250,000 square meters of trade centers was completed as of March 31, 2016.

Properties under Development

China Northeast Logistics City—Tieling

We are currently constructing additional trade centers and supporting facilities for China Northeast Logistics City—Tieling with a planned GFA of approximately 175,000 square meters.

China Northeast Logistics City—Dezhou

We are currently constructing additional trade centers and supporting facilities for China Northeast Logistics City—Dezhou with a planned GFA of approximately 241,000 square meters.

China Glorious City—Hengyang

We are currently constructing trade centers and supporting facilities for China Glorious City—Hengyang with a planned GFA of approximately 606,000 square meters.

China Glorious City—Zhoukou

We are currently constructing trade centers and supporting facilities for China Glorious City—Zhoukou with a planned GFA of approximately 458,000 square meters.

China Glorious City—Handan

We are currently constructing trade centers and supporting facilities for China Glorious City—Handan with a planned GFA of approximately 447,000 square meters.

China Glorious City—Nanyang

We are currently constructing trade centers and supporting facilities for China Glorious City—Nanyang with a planned GFA of approximately 379,000 square meters.

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

The total planned site area for China Glorious City—Hengyang will be approximately 2.5 million square meters according to a framework agreement that was signed in 2012. We are currently constructing trade centers with GFA of approximately 504,000 square meters and we have already obtained land use rights certificates for an area of approximately 0.9 million square meters and are in the process of acquiring more land use rights from the local Land Bureau. In addition to properties to be developed on our own, we also assign land to independent third parties for development.

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

China Glorious City—Handan

We plan to develop and construct trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Glorious City—Handan, which will have a maximum GFA of up to approximately 3.1 million square meters.

The total planned site area for China Glorious City—Handan will be approximately 1.3 million square meters according to a framework agreement that was signed in 2015. We are currently constructing trade centers with GFA of approximately 447,000 square meters and we have already obtained land use rights certificates for an area of approximately 395,000 square meters and are in the process of acquiring more land use rights from the local Land Bureau. In addition to properties to be developed on our own, we also planned to assign land to independent third parties for development.

China Glorious City—Nanyang

We plan to develop and construct trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the China Glorious City—Nanyang, which will have a maximum GFA of up to approximately 3.1 million square meters.

The total planned site area for China Glorious City—Nanyang will be approximately 1.3 million square meters according to a framework agreement that was signed in 2015. We are currently constructing trade centers with GFA of approximately 379,000 square meters and we have already obtained land use rights certificates for an area of approximately 346,000 square meters and are in the process of acquiring more land use rights from the local Land Bureau. In addition to properties to be developed on our own, we also planned to assign land to independent third parties for development.

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

China Northeast Logistics City—Dezhou:

China Northeast Logistics City—Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three-hour drive from Beijing and eight-hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 5.7 million and 96 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$989 billion in 2015, which ranked third among Chinese provinces.

Shandong is historically well known for both agricultural and industrial outputs such as corn, cotton, fertilizers and wheat as well as rolled steel, tractors and farming machinery.

We believe the strategic location and agricultural and industrial production near China Northeast Logistics City—Dezhou offers significant opportunity for us.

China Glorious City—Hengyang:

China Glorious City—Hengyang is strategically located in the center of Hunan Province which is considered as the gateway to Guangdong Province and Guangxi Province from the north. It is only a three-hour journey by Express Rail Link or eight-hour drive from Shenzhen. The population of Hengyang City and Hunan Province are over 7.3 million and 70 million, respectively. The gross domestic product, or GDP, of Hunan Province was US$456 billion in 2015, which ranked tenth among Chinese provinces.

Hengyang is historically well known for its nonferrous metals as well as various agricultural produce.

China Glorious City—Zhoukou:

China Glorious City—Zhoukou is strategically located in the center of China. It is only an eight-hour drive to Beijing and nine-hour drive from Shanghai. The population of Zhoukou City and Henan Province are over 11.3 million and 94 million, respectively. The gross domestic product, or GDP, of Henan Province was US$581 billion in 2015, which ranked fifth among Chinese provinces.

Zhoukou is well known for agricultural products and produce such as foodstuffs, cotton and edible oils as well as processed foods.

China Glorious City—Handan:

China Glorious City—Handan is strategically located in the North of China. It is only four-hour drive to Beijing, three-hour drive from Jinan and 1 hour drive from Zhengzhou. The population of Handan City and Hebei Province are over 9.2 million and 73 million, respectively. The gross domestic product, or GDP, of Hebei Province was US$468 billion in 2015, which ranked seventh among Chinese provinces.

China Glorious City—Nanyang:

China Glorious City—Nanyang is strategically located in the center of China. It is only four-hour drive to Wuhan, five-hour drive from Xi’an. The population of Nanyang City is over 10 million.

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

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers, which we expect will be offered at higher rental rates and sales prices. In the fiscal year ended March 31, 2016, our overall average selling price was HK$6,947 per square meter, represented an increase of approximately 5.6% as compared with the average selling price of HK$6,582 per square meter in the fiscal year ended March 31, 2015.

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

We have paid for and signed a land grant contract with the local government for approximately 2,344,134 square meters of land planned for use, which together representing approximately 60%, of the total site area for China Northeast Logistics City—Tieling. As of March 31, 2016, we received all land use rights for our development. All the land has gone through auctions.

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

China Glorious City—Hengyang

We have received land use rights with respect to approximately 1,340,416 square meters of a total site area of approximately 2.7 million square meters planned for development for China Glorious City—Hengyang. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Hengyang. The land use rights obtained are for a period ranging from 40 years for commercial land to 70 years for warehousing land, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

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

China Glorious City—Handan

We have received land use rights with respect to approximately 395,128 square meters of a total site area of approximately 1.3 million square meters planned for development for China Glorious City—Handan. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Handan. The land use rights obtained are for a period of 40 years for commercial land, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

China Glorious City—Nanyang

We have received land use rights with respect to approximately 346,203 square meters of a total site area of approximately 1.3 million square meters planned for development for China Glorious City—Nanyang. We have obtained necessary land use rights certificates to conduct our operations at China Glorious City—Nanyang. The land use rights obtained are for a period of 40 years for commercial land, commencing from the respective dates as specified in the land use rights certificates. All the land has gone through auctions.

Under relevant PRC laws and regulations, idle land is subject to (a) payment of idle fees equivalent to 20% of the land grant fees paid for these parcels of land, or (b) in more serious cases, potential forfeiture.

Currently, none of our land has been designated as idle land by relevant PRC authorities, and we do not believe our land is subject to payment of any idle fees or forfeiture.

Sales and Marketing

As of March 31, 2016, we had a team of approximately 11, 22, 36, 40, 44 and 37 sales and marketing and customer services personnel located in Tieling City, Dezhou City, Hengyang City, Zhoukou City, Handan City and Nanyang City, respectively, who are responsible for the sales, leasing and marketing of the store units in the trade centers, residential and other properties. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

We conduct marketing of our projects through a variety of channels, including the network of our founding shareholders, advertising media, events and exhibitions and activities of trade associations. China Northeast Logistics City—Dezhou has its own website www.nlc86.com which provides a platform for promoting itself and the business carried out therein.

Lease Agreements

China Northeast Logistics City—Tieling

Overview

As of March 31, 2016, we had approximately 2,700 completed trade center units for lease at China Northeast Logistics City—Tieling. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of trade center units, we provided early tenants with preferential rental rates and rent-free periods of up to 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of March 31, 2016, taking into account the above preferential terms, the average effective annual rental rate for our trade center units is approximately RMB 68 per square meter (excluding management fees).

Self-Used Properties

In order for us to operate our agricultural logistics business and rural-urban migration and city re-development business more efficiently and effectively, we have constructed and occupied the following properties as at March 31, 2016:

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

China Glorious City—Zhoukou

•

Administrative office, a 1-story building located at China Glorious City—Zhoukou with a total gross floor area of approximately 2,551 square meters. The administrative office is used as our headquarters of China Glorious City—Zhoukou.

•

Sales office, a 1-story building located at China Glorious City—Zhoukou with total gross floor area of approximately 1,100 square meters and is used by our sales team as showroom for China Northeast Logistics City—Zhoukou and for daily sales and administrative duties.

China Glorious City—Handan

•

Administrative office, a 1-story building located at China Glorious City—Handan with a total gross floor area of approximately 2,062 square meters. The administrative office is used as our headquarters of China Glorious City—Handan.

•

Sales office, a 1-story building located at China Glorious City—Handan with total gross floor area of approximately 807 square meters and is used by our sales team as showroom for China Glorious City—Handan and for daily sales and administrative duties.

Recent Developments

China Northeast Logistics City—Tieling

During the past few years we have in aggregate acquired parcels of land with a total site area of approximately 500,548 square meters for China Northeast Logistics City—Tieling.

For the portion of China Northeast Logistics City—Tieling that has been pre-sold/sold, average selling price increased by HK$508 approximately from HK$3,674 per square meter in the fiscal year ended March 31, 2015 to HK$4,182 per square meter in the fiscal year ended March 31, 2015. As of March 31, 2016, we have pre-sold/sold total GFA of approximately 324,000 square meters.

Sales of GFA decreased by 66% from approximately 15,100 square meters in the fiscal year ended March 31, 2015 to 5,200 square meters in the fiscal year ended March 31, 2016.

China Northeast Logistics City—Dezhou

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 794,590 and commenced construction in June 2011. GFA of approximately 236,000 square meters was completed as of March 31, 2016 and GFA of approximately 241,000 square meters is still under construction.

For the GFA we have pre-sold/sold, average selling price increased by approximately 4% from HK$6,797 per square meter in the fiscal year ended March 31, 2015 to HK$7,042 per square meter in the fiscal year ended March 31, 2016. As of March 31, 2016, we have pre-sold/sold total GFA of approximately 205,000 square meters.

Sales of GFA increased by 61% from approximately 1,800 square meters in the fiscal year ended March 31, 2015 to 2,900 square meters in the fiscal year ended March 31, 2016.

China Glorious City—Hengyang

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 942,918 square meters and commenced construction in May 2013. As of March 31, 2016, GFA of approximately 606,000 square meters is under construction.

China Glorious City—Zhoukou

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 617,045 square meters and commenced construction in April 2014. GFA of approximately 250,000 square meters was completed as of March 31, 2016 and GFA of approximately 458,000 square meters is still under construction.

For the GFA we have pre-sold/sold, average selling price increased by approximately 11% from HK$6,806 per square meter in the fiscal year ended March 31, 2015 to HK$7,585 per square meter in the fiscal year ended March 31, 2016. As of March 31, 2016, we have pre-sold/sold total GFA of approximately 341,000 square meters.

Sales of GFA decreased by 89% from approximately 195,000 square meters in the fiscal year ended March 31, 2015 to 22,100 square meters in the fiscal year ended March 31, 2016.

China Glorious City—Handan

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 395,128 square meters and commenced construction of trade centers with GFA of approximately 447,000 square meters in December 2015.

China Glorious City—Nanyang

We have acquired land use rights for land plots from the local Land Bureau with site area of approximately 346,203 square meters and commenced construction of trade centers with GFA of approximately 379,000 square meters in February 2016.

Our Corporate Information

Our principal executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., located at 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Intellectual Property Rights

Agricultural logistics

We have registered the trademark of (i) “東北物流城” (China Northeast Logistics City) and its logo and (ii) the logo of “China Metro-Rural Exchange” under some additional categories with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “東北城”, “NLC”, “華耀城” and “HYC” with the Trademark Office of the State Administration For Industry and Commerce of the PRC under various categories relating to metals, textiles, machines, electronics and many other categories. We are also the owner of the domain names of “huayaocity.com”, “nlc86.com” and “www.chinametrorural.com”.

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

Our China administrative office for Shenzhen head office is located at 18-21/F, Block 12, Tiedong Logistics Zone, Chevalier Avenue, Pinghu Street, Longgang District, Shenzhen, PRC, which is comprised of approximately 6,671 square meters and is staffed by management and office personnel.

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

Our China administrative and sales offices for China Glorious City—Handan are located at China Glorious City—Handan, South-West Corner of Intersection Fudong Street and Handa Road, Handan County, Handan, Hebei Province, PRC, which are comprised of approximately 2,062 and 807 square meters of gross floor area, respectively, and are staffed by management, office and sales personnel. We have land use rights for the building in which our Handan City administrative office and sales offices are located.

Our China administrative and sales offices for China Glorious City—Nanyang are located at 1st Floor, Administrative Building of Tianrun Full Regal Hotel, No. 6 Yingbin Road, Nanyang, Henan Province, PRC, which are comprised of approximately 1,586 and 1,321 square meters of gross floor area, respectively, and are staffed by management, office and sales personnel.

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

Our subsidiary China Tieling Northeast is involved in a PRC court case brought about by a contractor, Tieling Xin Hai Construction Engineering Co., Ltd. (“Xin Hai”), regarding a disputed construction contract where Xin Hai is claiming damages of approximately RMB1,174,156. The amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015. During the current fiscal year, a judgement was issued by the PRC court in favour of Xin Hai and the provision made in the prior year is sufficient to cover the damages awarded to Xin Hai by the PRC court therefore no additional provision is required. The Group has yet to settle the claim with Xin Hai and the balance remained outstanding as at March 31, 2016.

We have filed a Hong Kong court case (Action No. 755 of 2015) against Run Xing Investments Limited (“Run Xing”), Honour Noble Holdings Limited (“Honour Noble”) and Mr. Su Shaobin. In the case we are making claims for various returns and interest receivables with aggregate sum of RMB42,935,132 from Run Xing and Honour Noble while Mr. Su Shaobin is a guarantor for the aforesaid sum. A judgement from the Hong Kong Court of First Instance was issued in our favour and demanded Mr. Su Shaobin to pay the aforesaid sum. During the current fiscal year, Mr. Su has lodged a petition to the Hong Kong court and we are currently in the progress of preparing for the hearing. We are of the opinion that the recoverability of the aforesaid sum is in doubt and full provision for the aforesaid sum and a loan receivable of RMB50,000,000 should be made and accordingly, the amounts were fully provided and has been charged to the consolidated income statement during the fiscal year ended March 31, 2015.

As of March 31, 2016, except for the foregoing, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

Insurance

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution, earthquake and acts of terrorism. As of March 31, 2016, we have not experienced any significant loss or damage to our properties.

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

Overview

We, through our PRC subsidiaries, China Tieling Northeast, China Dezhou Northeast, China Henyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, China Handan Glorious and China Nanyang Glorious, are developers in the PRC of integrated agricultural logistics and trade centers and residential and commercial properties, and rural-urban migration and city re-development, and are subject to extensive government regulations in the PRC. In connection with our integrated agricultural logistics and trade center development and residential and commercial property development activities, and rural-urban migration and city re-development, we are subject to a number of PRC laws and regulations relating to the land system in the PRC, such as those related to land use rights (including how land use rights may be acquired and transferred), documents of title, property development, real estate loans, mortgages and other financing techniques, property management, leasing and property-specific taxes. Our customers and agricultural logistics providers located on-site at Tieling and Dezhou are subject to PRC laws and regulations, and licensing requirements, relating to the import/export industry and the provision of agricultural logistics services.

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

According to Regulations for Guiding the Direction of Foreign Investment (指導外商投資方向規定) issued by the State Council on February 11, 2002, foreign investment projects must be examined, approved and submitted for record by development planning authorities or foreign trade and economic cooperation authorities, depending on the nature of the projects. Our PRC subsidiary, China Tieling Northeast, was examined and approved by the Tieling Municipal Bureau of Foreign Trade and Economic Cooperation and established on May 15, 2007, and it filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on September 1, 2009. Our PRC subsidiary, China Dezhou Northeast, was examined and approved by the Dezhou Bureau of Commerce and established on September 27, 2010, and it filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on August 11, 2011.

The Land System of the PRC

Overview

The Law of the People’s Republic of China on the Administration of Land (中華人民共和國土地管理法), issued by the National People’s Congress on June 25, 1986 and amended on August 29, 1998 and further amended on August 28, 2004, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas and all farmland is, unless otherwise specified by law, collectively owned. The State has the right to resume its ownership of land or the right to use land in accordance with law if required for the public interest.

Although all land in the PRC is owned by the State or by collectives, individuals and entities may obtain land use rights and hold such land use rights for development purposes. Individuals and entities may acquire land use rights in different ways, the two most important being land grants from local land authorities and land transfers from land users who have already obtained land use rights.

Land Grants

National and Local Legislation

In April 1988, the National People’s Congress passed an amendment to the constitution of the PRC. The amendment, which allowed for the transfer of state-owned land use rights for value, paved the way for reforms of the legal regime governing the use of state-owned land and transfer of state-owned land use rights. The Decision of the Standing Committee of the National People’s Congress on Amending the Law of the People’s Republic of China on the Administration of Land (全國人民代表大會常務委員會關 於修改中華人民共和國土地管理法的決定), adopted by the National People’s Congress on December 29, 1988, amends the Land Administration Law of the People’s Republic of China (中華人民共和國土地管理法) to permit the transfer of state-owned land use rights for value.

On May 19, 1990, the State Council issued the Regulations of People’s Republic of China Concerning the Interim Grant and Assignment of Right to Use State Land in Urban Areas (中華人民共和國城鎮國有土地使用權出讓和轉讓暫行條例 ), or the Urban Land Regulations. These regulations formalized the process of the grant and transfer of land use rights for consideration. Under this system, the State retains the ultimate ownership of the land. However, the right to use the land, referred to as land use rights, can be granted by the local governments at the county city level for a maximum period of 70 years for specific purposes, including for residential and commercial development, pursuant to a land grant contract and upon payment to the State of a land grant fee for the grant of land use rights.

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

The Law of the People’s Republic of China on Property Rights (中華人民共和國物權法), or the Property Law, adopted by the National People’s Congress on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

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

Under the Administrative Measures for the Verification and Approval and the Record-filing of Foreign Investment Projects (外商投資項目核准和備案管理辦法) issued by the National Development and Reform Commission on May 17, 2014, certain restricted projects with a total investment (including increased investment) of less than US$50 million in the Catalogue of Industries for Guiding Foreign Investment shall be subject to the verification and approval of provincial governments.

Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, we acknowledge that China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic are treated as foreign investment real estate enterprises engaged in integrated logistics projects and are subject to the requirements imposed on such enterprises.

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

For the purpose of easing the burden of foreign investment company, The Notice of the Ministry of Commerce and the State Administration of Foreign Exchange on Record Modification of Foreign Investment in Real Estate (商務部、外匯局關於進一步改進外商投資房地產備案工作的通知 ) was issued on November 6, 2015. According to the Notice, requirement for record to be published on the website of Ministry of Commerce has been canceled and the procedures of obtaining Foreign Registration Certificate is reduced. Establishment and alteration of foreign investment enterprises are governed by local commerce bureau.

Circular No. 171

Issued in response to increasing foreign investment in the real estate industry in recent years, the Opinions on Regulating the Entry of Foreign Capital Into the Real Estate Market and the Administration Thereof (關於規範房地產市場外資進入和管理的意見), or Circular No. 171, issued by the Ministry of Construction, the Ministry of Commerce, the National Development and Reform Commission, the People’s Bank of China, the State Administration for Industry and Commerce and the State Administration of Foreign Exchange, on July 11, 2006, may impact foreign investment in the PRC real estate industry in the following areas:

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

For encouraging the development of foreign investment enterprises, the Notice on Management and Admission of Foreign Investment Policy Modification by the Ministry of Construction (住房城鄉建設部等部門關於調整房地產市場外資進入和管理有關政策的通知 ), jointly issued by the Ministry of Commerce, the National Development and Reform Commission, the People’s Bank of China, the State Administration for Industry and Commerce and the State Administration of Foreign Exchange, on August 19, 2015, has impacted on the real estate industry in the following areas:

•	The registered capital limitation has been canceled concerning loans for foreign real estate industry within or out of the territory of the PRC and foreign exchange settlement and loans.

•	The branches, representative bodies (except approved real estate enterprises) and individuals working ad studying in the PRC can buy commercial houses for own living or using.

•

The Notice on Management and Admission of Foreign Investment Policy Modification further simplify their procedures of foreign real estate investment management. Foreign real estate investments enterprises can now obtain Foreign Exchange Registration Certificate in banks in compliance with foreign exchange management regulations.

Except for the above, the other parts of Circular No. 171 are still effective.

Circular No. 50

The Notice of the Ministry of Commerce and the State Administration of Foreign Exchange on Further Strengthening and Regulating the Examination, Approval and Oversight of Foreign Direct Investment in the Real Estate Sector (商務部、國家外匯管理局關於進一步加強，規範外商直接投資房地產業審批和監管的通知 ), or Circular No. 50, issued by the Ministry of Commerce and the State Administration of Foreign Exchange on May 23, 2007 may impact foreign investment in the PRC real estate industry in the following areas:

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

Qualifications of a Property Developer

Under the Regulations for the Administration of the Qualifications of Real Estate Development Enterprises (房地產開發企業資質管理規定), or Qualification Certificate Regulations, issued by the Ministry of Construction on March 29, 2000, a real estate developer shall apply for registration of its qualifications according to the Qualification Certificate Regulations. Qualification Certificate Regulations are modified by the Ministry of Construction on May 4, 2015, According to the modification, limitations for real estate enterprises on registered capital and capital verification are abolished.

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

The Dezhou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. confirming that China Dezhou Northeast and Dezhou Northeast City Property Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Dezhou Northeast expired on September 30, 2014, but the qualification certificate was then renewed until December 31, 2016. Upon expiration of the interim qualification certificate, China Dezhou Northeast will be required to renew its qualification certificate.

The Hunan Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Hengyang Glorious confirming that China Hengyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Hengyang Glorious expired on January 23, 2016, but the qualification certificate was then renewed until January 23, 2017. Upon expiration of the interim qualification certificate, China Hengyang Glorious will be required to renew its qualification certificate.

The Zhoukou Housing and Urban Rural Construction Bureau has granted interim qualification certificates to China Zhoukou Glorious Investments, China Zhoukou Strategic and Zhoukou Huayu Industries Co., Ltd. confirming that China Zhoukou Glorious Investments, China Zhoukou Strategic and Zhoukou Huayu Industries Co., Ltd. are allowed to undertake the development of properties in the PRC. The interim qualification certificates of China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will expire on July 8, 2017. The interim qualification certificate of Zhoukou Huayu Industries Co., Ltd. expired on July 8, 2016 and the entity is in the process of renewing it. Upon expiration of the interim qualification certificates, China Zhoukou Glorious Investments and China Zhoukou Glorious Strategic will be required to renew their qualification certificates.

The Handan Construction Bureau has granted an interim qualification certificate to China Glorious City (Handan) Industries Co., Ltd., or China Handan Glorious, confirming that China Handan Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Handan Glorious will expire on March 24, 2017. Upon expiration of the interim qualification certificate, China Handan Glorious will be required to renew its qualification certificate.

The Nanyang Housing and Urban Rural Construction Bureau has granted an interim qualification certificate to China Glorious City (Nanyang) Industries Co., Ltd., or China Nanyang Glorious, confirming that China Nanyang Glorious is allowed to undertake the development of properties in the PRC. The interim qualification certificate of China Nanyang Glorious will expire on April 14, 2018. Upon expiration of the interim qualification certificate, China Nanyang Glorious will be required to renew its qualification certificate.

Each of China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, Zhoukou Huayu Industries Co., Ltd., China Handan Glorious and China Nanyang Glorious has the requisite qualification certificates for engaging in their property development activities. China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, Zhoukou Huayu Industries Co., Ltd., China Handan Glorious and China Nanyang Glorious will apply to obtain the requisite qualification certificates for their properties planned for future development in Tieling City, Dezhou City, Hengyang City, Zhoukou City, Handan City and Nanyang City as required to conduct their operations.

Property Leasing

Both the Urban Land Regulations and the Property Law permit leasing of granted state-owned land use rights and the buildings or homes constructed on the land. Leasing of properties situated in urban areas is governed by the Measures for Administration of the Lease of Commercial Premises (商品房屋租賃管理辦法), or the Leasing Measures, issued by the Ministry of Construction on December 1, 2010. The Leasing Measures came into effect on February 2011 in accordance with Law on the Urban Real Estate Administration (城市房地產管理法) in order to strengthen the administration of the leasing of urban buildings. The Leasing Measures permit property owners to lease their properties to others for residential or commercial property uses except as otherwise prohibited by relevant law. The landlords and tenants who are the parties to a property lease transaction are required to enter into a written lease agreement specifying all of the terms of the lease arrangement as required by statute. Leasing of buildings and the underlying state-owned land use rights must not exceed a maximum term of 20 years. The lease agreement becomes effective upon signing; however, it must be registered with the relevant real property administration authority at the municipality or county level within 30 days after its execution for the purpose of protecting the tenant’s interest against claims from third parties. A tenant may, upon obtaining consent from the landlord, assign or sublease the premises to sub-tenants. Local governments may impose rent controls.

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

Under the Contract Law of the People’s Republic of China (中華人民共和國合同法), or the PRC Contract Law, issued by the National People’s Congress on March 15, 1999, a lease agreement is an agreement by which a lessor agrees to deliver a thing to a lessee for the lessee to use or collect fruits from, and for which the lessee agrees to pay rent to the lessor. Based on the advice of our PRC Counsel, Commerce & Finance Law Offices, our agreements with our tenants (a) comply with relevant PRC laws and regulations, and (b) are legally binding on all parties to such agreements.

We began entering into lease agreements for certain units prior to obtaining building ownership certificates. Based on relevant PRC laws and regulations, obtaining building ownership certificates is not a prerequisite to enter into lease agreements. In addition, pursuant to the Tieling Measures for Administration of the Lease of Urban Premises (鉄嶺市城鎮房屋租賃管理辦法), within 30 days after the execution of a lease agreement or delivery of a unit, China Tieling Northeast and the tenant of such unit are required to register the lease agreement with the local authority, Tieling Real Estate Administration Bureau. Although we have not made such registrations, based on the advice of our PRC Counsel, Commerce & Finance Law Offices, this should not affect the effectiveness or validity of our existing lease agreements with tenants.

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

Under the Measures for the Administration of the Sale of Commodity Premises (商品房銷售管理辦法), and the Urban Commodity Premises Pre-Sale Measures (城市商品房預售管理辦法) issued by the Ministry of Construction on April 4, 2001 and July 20, 2004, respectively, the sale of commodity premises, which include residential properties, commercial properties (such as China Tieling Northeast’s and China Dezhou Northeast’s trade center units) and other buildings that are developed by property developers can include both pre-completion and post-completion sales.

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

Post-completion Sales

In accordance with the Measures for the Administration of the Sale of Commodity Premises (商品房銷售管理辦法), or Commodity Premises Sale Measures, issued by the Ministry of Construction on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

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

Restrictions on the Sale of Commodity Properties

We (through our PRC subsidiaries China Tieling Northeast, China Dezhou Northeast, China Hengyang Glorious, China Zhoukou Glorious Investments, China Zhoukou Glorious Strategic, China Handan Glorious and China Nanyang Glorious) are treated by local authorities as a real estate developer focused on integrated logistics in Tieling, Dezhou, Hengyang, Zhoukou, Handan and Nanyang, and, as such, are subject to certain PRC laws, regulations and policies otherwise applicable to property development enterprises, including the Commodity Premises Sale Measures.

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

In accordance with the Notice on Enhancing the Supervision of Real Estate Market and Improving the Pre-Completion Sales System of Commodity Property (關於進一步加強房地產市場監管完善商品住房預售制度有關問題的通知 ) issued by the Ministry of Housing and Urban-Rural Development of the PRC (“MOHURD”) on April 13, 2010, a developer is required to abide by the following regulations:

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

In accordance with the Notice on Further Implementing Regulation and Control of Real Property Market (關於繼續做好房地產市場調控工作的通知) issued by the State Council on February 26, 2013, the issuance the pre-sale certificate may be suspended if the pre-sale price is unreasonably high and the developer refuses to accept the direction of the relevant government authority, or the property project is not subject to the pre-sale revenue supervision.

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

On April 17, 2010, the State Council of PRC issued the Notice on Controlling the Skyrocketing Price of Properties in Some Cities (關於堅決遏制部份城市房價過快上漲的通知) which sets forth some new regulations on real estate financing as follows:

For any family (including the borrower and the borrower’s spouse and minor children) purchasing its first residential premises of 90 square meters or above, the down payment ratio shall be not less than 30%. For any family purchasing its second residential premises, the downpayment ratio shall be not less than 50% and the interest rate shall be not less than 110% of the standard interest rate. For any family purchasing its third or above residential premises, the downpayment ratio and interest rate will be substantially raised up. On June 4, 2010, MOHURD, the People’s Bank of China and China Banking Regulatory Commission (“CBRC”) promulgated the Notice on Regulating the Criterion of the Second Residential Premises for Commercial Home Loans (關於規範商業性個人住房貸款第二套住房認定標準的通知 ). The number of premises for commercial home loans shall be judged by the actual number of premises under the names of the borrower’s family members (including the borrower, the borrower’s spouse and minor children). The minimum downpayment ratio was up to 60% regulated by the Notice on the Issues Related to Further Enhancing the Regulation and Control of Real Estate Market (關於進一步做好房地產市場調控工作有關問題的通知) issued by the State Council of PRC on January 26, 2011.

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

On February 26, 2013, the State Council issued the Notice on Further Implementing Regulation and Control of Real Property Markets (關於繼續做好房地產市場調控工作的通知) and required strict implementation of certain on-going restrictive measures with respect to residential properties, including that (i) the restriction area should cover the relevant cities’ entire administrative area; the restrictive measures should apply to all the newly established or second-hand residential properties in such cities; and the qualification review of the purchasers should be conducted before the execution of the purchase agreement or subscription agreement; (ii) the minimum down payment of the total purchase price and the minimum mortgage lending interest rate for a second residential property may be further raised in cities where the housing prices are increasing at an excessively high rate; (iii) the individual income tax rate for selling any self-owned residential properties should strictly be 20%, if the original value of such properties could be verified through taxation or real estate registration records.

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

Regulations on Environmental Protection in Construction Projects

Under the Regulations for Administration of Environmental Protection in Construction Projects (建設項目環境保護管理條例), or Environmental Regulations, issued by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

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

The Law of the People’s Republic of China on Environmental Impact Assessments (中華人民共和國環境影響評價法), adopted by the National People’s Congress on October 28, 2002 and became effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project shall not approve construction of the project, and the construction work unit may not commence work.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the People’s Republic of China for the Control of Foreign Exchange (中華人民共和國外匯管理條例) , or the Foreign Exchange Regulations, amended by the State Council on August 1, 2008 and effective on August 5, 2008. Under these regulations, Renminbi are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loans or investments in securities outside the PRC unless the prior approval of the State Administration of Foreign Exchange is obtained.

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

The Notice of the Ministry and State Administration of Taxation under Enforcement of the Pilot Program of Replacing Business Tax with Value-Added Tax (關於全面推開營業稅改徵增值稅試點的通知) was promulgated on March 23, 2016. From May 1, 2016, replacement of business tax with value-added tax will be enforced nationwide concerning construction industry, real estate industry, financial industry, etc. The implementation of this Notice means all industries in the PRC will be subject to value-added tax instead of business tax from May 1, 2016 and business tax will no longer be levied.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries that engage in integrated logistics and trade center development activities are subject to land appreciation tax for properties sold. Land appreciation tax is levied on China Northeast by local state tax authorities in accordance with the Interim Regulations on Land Appreciation Tax (土地增值稅暫行條例), issued by the State Council on December 13, 1993 and as amended on January 8, 2011, which provides that all enterprises and individuals, domestic and foreign, who receive income as a result of a grant of state-owned land use rights are subject to payment of land appreciation tax. Land appreciation tax is levied upon the “appreciation value” of property upon sale or transfer, as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to land appreciation tax at progressive rates that range from 30% to 60%. On December 28, 2006, the State Administration of Taxation issued the LAT Notice, which came into effect on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating land appreciation tax and the time frame for settlement of land appreciation tax.

On May 19, 2010, the State Administration of Taxation issued a supplementary LAT Notice (關於土地增值稅清算有關問題的通知) which clarifies the details of income confirmation and deduction items.

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

The Notice of the Ministry of Finance and the State Administration of Taxation on Including Railway Transport and Postal Services under the Pilot Program of Replacing Business Tax with Value-Added Tax (財政部、國家稅務總局關於將鐵路運輸和郵政業納入營業稅改徵增值稅試點的通知 ) was promulgated on December 12, 2013, came into effect on January 1, 2014 and was revised on April 29, 2014. The Notice of the Ministry and State Administration of Taxation under Enforcement of the Pilot Program of Replacing Business Tax with Value-Added Tax (關於全面推開營業稅改徵增值稅試點的通知) was promulgated on March 23, 2016. From May 1, 2016, replacement of business tax with value-added tax will be enforced nationwide concerning construction industry, real estate industry, financial industry, etc. Four regulations have been published accordingly, namely, Implementing Measures for the Pilot Program of Replacing Business Tax with Value-Added Tax (營業稅改徵增值稅試點實施辦法), or the Measures for Pilot Program, Provisions on Issues concerning the Pilot Program of Replacing Business Tax with Value-Added Tax (營業稅改徵增值稅試點有關事項的規定), Provisions on Transitional Policies concerning the Pilot Program of Replacing Business Tax with Value-Added Tax (營業稅改徵增值稅試點過渡政策的規定), and Provisions on the Application of Zero-Rated Value-Added Tax and Value-Added Tax Exemption Policies to Taxable Services (應稅服務適用增值稅零稅率和免稅政策的規定).

Pursuant to the Measures for Pilot Program, entities and individuals engaged in the provision of transportation services, postal services and some of the modern services, or the Tax Payable Services shall be considered as value added taxpayers. The Tax Payable Services include land transport services, waterway transport services, air transport services, pipeline transport services, regular postal services, special postal services, other postal services, research and development services, information technology services, culture and creative services, logistic assistance services, rental services of movable tangible assets, assurance and consultation services, as well as radio and television services. The followings are the tax rates for value added tax: (i) 17% for taxpayers providing rental services of movable tangible assets; (ii) 11% for taxpayers providing transportation, postal services, basic telecommunications, construction, leasing and sales of immovable properties, and transfer of land use rights; (iii) 6% for taxpayers providing modern services (excluding the rental services of movable tangible assets); and (iv) 0% for crossborder transactions carried out by domestic enterprises and individuals, details of which are to be clarified by the Ministry of Finance and State Administration of Taxation. In addition, except for Beijing, Guangzhou, Shanghai and Shenzhen, individuals will be subject to 5% value-added tax for second-hand housing sold within two years from date of purchase, where value-added tax will be exempted for second-hand housing sold from second anniversary onwards. Storage and other services provided by the Company may be subject to the policy of the transition from business tax to value-added tax. Tieling North Asia Development Co., Ltd. and China Tieling Northeast are also required to pay value-added tax under local regulations.

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

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. There was no environmental compliance cost incurred for both fiscal years 2016 and 2015.

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2016, including all our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

Note:

^	For identification purpose only

D. Property, Plants and Equipment

Property

Hong Kong

Headquarters. We entered into a tenancy agreement for a property at Suite 2204, 22nd Floor, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for a term of approximately three years commencing from March 17, 2014 to March 16, 2017, which comprised approximately 1,512 square feet.

People’s Republic of China

Office and sales facilities. We own an administrative tower, a 5-story building with total gross floor area of approximately 10,757 square meters, and a sales center, a 2-story building with total gross floor area of approximately 2,265 square meters for China Northeast Logistics City—Tieling and are located at China Northeast Logistics City—Tieling, Zuanshi Road, Xincheng District, Tieling, Liaoning Province, PRC. We have land use rights and building ownership rights for the buildings in which our China Northeast Logistics City—Tieling office and sales center are located. We own an administrative office with total gross floor area of approximately 1,300 square meters and a sales office with total gross floor area of approximately 1,105 square meters for China Northeast Logistics City—Dezhou and are located on 4/F and 1/F of No. 1 Exchange Plaza, at China Northeast Logistics City—Dezhou, 3777 Dexian Dajie, Decheng District, Dezhou, Shandong Province, PRC, which are staffed by management, office and sales personnel. We have land use rights for the building in which our China Northeast Logistics City—Dezhou administrative office and sales office are located. Our China administrative office for Shenzhen head office is located at 18/F-21/F, Block 12, Tiedong Logistics Zone, Chevalier Avenue, Pinghu Street, Pinghu, Longgang District, Shenzhen, PRC, which is comprised of approximately 6,671 square meters. We own an administrative office with total gross area of approximately 3,286 square meters and a sales office with total gross floor area of approximately 1,268 square meters for China Glorious City—Hengyang and are located at China Glorious City—Hengyang, Cailun Dadao, Shigu District, Hengyang, Hunan Province, PRC. We have land use rights for the building in which our China Glorious City—Hengyang administrative office and sales office are located. We own an administrative office with total gross floor area of approximately 2,551 square meters and a sales office with total gross floor area of approximately 1,100 square meters for China Glorious City—Zhoukou, and are located at China Glorious City—Zhoukou, 500 meters East of Intersection of Taishan Road and Zhouhuai Road, Chuanhui District, Zhoukou, Henan Province, PRC. We have land use rights for the buildings in which our China Glorious City—Zhoukou administrative office and sales office are located. We own an administrative office with total gross area of approximately 2,062 and a sales office with total gross floor area of approximately 807 square meters for China Glorious City—Handan and are located at China Glorious City—Handan, South-West Corner of Intersection Fudong Street and Handa Road, Handan County, Handan, Hebei Province, PRC. We have land use rights for the building in which our Handan City administrative office and sales offices are located. Our administrative and sales offices for China Glorious City—Nanyang are located at 1st Floor, Administrative Building of Tianrun Full Regal Hotel, No. 6 Yingbin Road, Nanyang, Henan Province, PRC, which are comprised of approximately 1,586 and 1,321 square meters of gross floor area.

Properties for sale and lease. China Northeast Logistics City—Tieling will cover a planned GFA of approximately 4.1 million square meters. As of March 31, 2016, construction of approximately 501,000 square meters of trade centers and residential properties were completed, out of which, approximately 324,000 square meters were sold; whereas among approximately 2,700 completed trade center units for lease, approximately 780 units were leased out. China Northeast Logistics City—Dezhou is expected to provide GFA of approximately 15.0 million square meters. As of March 31, 2016, construction of approximately 236,000 square meters of trade centers were completed, out of which, approximately 198,000 square meters were sold. China Glorious City—Zhoukou is expected to provide GFA of approximately 13.2 million square meters. As of March 31, 2016, construction of approximately 250,000 square meters of trade centers were completed, out of which, approximately 217,000 square meters were sold.

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

On July 28, 2010, the Company declared a dividend to its shareholders by way of distribution in specie of the entire equity interest in MSIL held by the Company, represented by 494 million ordinary shares, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, which was previously operated through MSIL.

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

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2016 and 2015 and for the years ended March 31, 2016, 2015 and 2014.

Subsequent Event

After the end of the fiscal year ended March 31, 2016, on May 20, 2016, the Company announced plans to effectuate the Privatization. The Company intends to effectuate the Privatization through a merger with an indirect wholly-owned subsidiary of the Company. Upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger to which the Company is a party, holders of the Company’s ordinary shares—other than certain specified affiliates, other holders and holders who properly perfect applicable dissenters’ rights—will receive US$1.03 per share in cash, without interest, as a result of the merger. Following the Privatization, the Company plans to terminate the Company’s public reporting obligations (and associated costs) under the Exchange Act and to delist from the NYSE MKT.

Overview

At the end of the fiscal year ended March 31, 2016, the Group had two main business segments, our Agricultural Logistics Operation and Rural-Urban Migration and City Re-development Operation.

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

Land Appreciation Tax

Land appreciation tax provisions represent provisions for the estimated land appreciation tax payable in relation to our properties sold during a period. We make provisions based on our own calculations in accordance with our understanding of the relevant laws and regulations. Our estimate of land appreciation tax provisions requires us to use significant judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. Although there have been no disagreement with the tax authorities, disagreements with the tax authorities could subject us to additional taxes, and possibly, penalties.

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

During the fiscal year ended March 31, 2016, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, nil and HK$13,335,000, respectively. During the fiscal year ended March 31, 2015, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were nil, nil and HK$13,569,000, respectively. The amounts of external (construction costs only) and internal costs (salaries and other indirect expenses that are directly attributable to construction of properties) incurred and capitalized during the fiscal year ended March 31, 2016 and 2015 were:

	2016			2015
	Investment Properties	Investment properties under construction	Properties under development	Investment Properties	Investment properties under construction	Properties under development
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
External costs	—	4,138	849,068	—	—	1,318,201
Internal costs	—	—	17,576	—	—	17,672

	—	4,138	866,644	—	—	1,335,873

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

A. Operating Results

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2016, 2015 and 2014:

	2016	2015	2014
	HK$’000	HK$’000	HK$’000
Revenue	220,866	1,400,753	387,016
Cost of sales	(31,927)	(817,112)	(133,105)

Gross profit	188,939	583,641	253,911
Other income, net	41,206	2,888	16,685
Other gains/(losses), net	268,311	40,584	101,412
Selling expenses	(54,754)	(35,304)	(31,171)
Administrative expenses	(398,386)	(252,334)	(154,948)

Operating profit	45,316	339,475	185,889
Finance (costs)/income—net	(22,281)	7,842	10,492
Share of loss of an associate	(2,368)	(12,813)	(2,258)

Profit before income tax	20,667	334,504	194,123
Income tax expenses	(84,966)	(280,455)	(86,839)

(Loss)/profit for the year	(64,299)	54,049	107,284

Attributable to:
Equity holders of the Company	(49,250)	61,246	104,331
Non-controlling interests	(15,049)	(7,197)	2,953

	(64,299)	54,049	107,284

Fiscal Year Ended March 31, 2016 Compared with Fiscal Year Ended March 31, 2015

Revenue

Our revenue decreased by HK$1,179.9 million, or 84%, from HK$1,400.8 million for the fiscal year ended March 31, 2015 to HK$220.9 million for the fiscal year ended March 31, 2016.

	2016	2015	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	52.1	74.8	-30.3
Rural-Urban Migration and City Re-development Operation	168.8	1,326.0	-87.3

	220.9	1,400.8	-84.2

Agricultural Logistics Operation

Revenue in the fiscal year ended March 31, 2015 was approximately HK$74.8 million, which consisted primarily of sales of trade center units of approximately HK$68.0 million. Revenue in the fiscal year ended March 31, 2016 was approximately HK$52.1 million, which consisted primarily of sales of trade center units and supporting facilities of approximately HK$42.1 million. The change was attributable to a decrease in the sales of trade center units and supporting facilities. In the fiscal year ended March 31, 2016, there were sales of trade center units and supporting facilities of approximately 80 units and 8,100 square meters, which represented a decrease of approximately 60.0% and 52.1% as compared with the number of units and gross floor area sold in the prior year, which were approximately 200 units and 16,900 square meters, respectively. In the fiscal year ended March 31, 2016, our average selling price was HK$5,205 per square meter, which represented an increase of approximately 18.2% as compared with the average selling price of HK$4,405 per square meter in the fiscal year ended March 31, 2015. The decrease in number of units was attributable to the general decrease in demand while the increase in selling price was attributable to the different types of units being sold in the current year. The remainder of revenue in the fiscal year ended March 31, 2016 represented rental income from leases of trade center units of approximately HK$3.3 million, property management fee income of approximately HK$4.2 million and hotel income of approximately HK$2.5 million, while the remainder of revenue in the fiscal year ended March 31, 2015 represented rental income from leases of trade center units of approximately HK$2.9 million, property management fee income of approximately HK$2.8 million and hotel income of approximately HK$1.1 million.

Rural-Urban Migration and City Re-development Operation

Revenue in the fiscal year ended March 31, 2016 was approximately HK$168.8 million which was attributable to sales of trade center units of HK$167.9 million and rental income from leases of trade center units and land parcels of HK$0.9 million. Revenue in the fiscal year ended March 31, 2015 was approximately HK$1,326.0 million, which was attributable to sales of trade center units. In the fiscal year ended March 31, 2016, there were sales of trade center units of approximately 150 units and 22,100 square meters, and our average selling price was HK$7,585 per square meter. In the fiscal year ended March 31, 2015, there were sales of trade center units of approximately 2,100 units and 195,000 square meters, and our average selling price was HK$6,805 per square meter. The decrease was approximately 92.9% and 88.7% as compared with the number of units and gross floor area sold and in the prior year. The increase was approximately 11.5% as compared with average selling price. The decrease in sales was primarily attributable to a decrease in the sales of trade center units as less completed properties were available for sales while the increase in selling price was attributable to the different types of units being sold.

Cost of Sales

Our cost of sales decreased by HK$785.2 million or 96.1%, from HK$817.1 million for the fiscal year ended March 31, 2015 to HK$32.0 million for the fiscal year ended March 31, 2016.

	2016	2015	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	34.6	51.2	-32.4
Rural-Urban Migration and City Re-development Operation	(2.6)	765.9	-100.4

	32.0	817.1	-96.1

Agricultural Logistics Operation

In the fiscal year ended March 31, 2015, our cost of sales was approximately HK$51.2 million. In the fiscal year ended March 31, 2016, our cost of sales was approximately HK$34.6 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales as well as the costs associated with the provision of accommodation and food and beverages services at the hotel.

Rural-Urban Migration and City Re-development Operation

In the fiscal year ended March 31, 2015, our cost of sales was HK$765.9 million as assignment of development rights did not incur any costs. In the fiscal year ended March 31, 2016, our cost of sales was a credit of approximately HK$2.7 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales. The decrease was mainly because of over provision for costs of completed properties sold in prior years of HK$89.8 million as a result of change in estimate on construction cost arising from re-negotiation of costs of construction contracts with contractors during the current fiscal year.

Gross Profit

Our gross profit decreased by HK$394.7 million, or 67.6%, from HK$583.6 million for the fiscal year ended March 31, 2015 to HK$188.9 million for the fiscal year ended March 31, 2016. The gross profit margin, or gross profit as a percentage of total revenue, increased from 41.7% for the fiscal year ended March 31, 2015 to 85.5% for the fiscal year ended March 31, 2016. The increase was mainly due to over provision for costs of completed properties sold in prior years and the increase in average selling price in the fiscal year ended 31 March 2016.

Agricultural Logistics Operation

Our gross profit decreased by HK$6.1 million, or 25.8%, from HK$23.6 million for the fiscal year ended March 31, 2015 to HK$17.5 million for the fiscal year ended March 31, 2016. The gross profit margin, or gross profit as a percentage of total revenue, increased from 31.6% for the fiscal year ended March 31, 2015 to 33.6% for the fiscal year ended March 31, 2016. The increase in gross profit margin was primarily due to an increase in the average selling price of the sales of trade center units and supporting facilities.

Rural-Urban Migration and City Re-development Operation

Our gross profit decreased by HK$388.7 million or 69.4%, from HK$560.1 million for the fiscal year ended March 31, 2015 to HK$171.4 million for the fiscal year ended March 31, 2016. The gross profit margin, or gross profit as a percentage of its total revenue, increased from 42.2% for the fiscal year ended March 31, 2015 to 101.5% for the fiscal year ended March 31, 2016. The increase in gross profit margin was primarily due to over provision for costs of completed properties sold in prior years of HK$89.8 million.

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

In the fiscal year ended March 31, 2016, our other income and gains were approximately HK$309.5 million, primarily from Gain on deemed disposal of subsidiaries of approximately HK$133.3 million, and a decrease in fair value of derivative components of convertible bonds and warrants of approximately HK$143.2 million arising from the decrease in the Company’s share price and the approach of the maturity dates which was offset by the decrease in fair values of leasehold land and buildings of approximately HK$7.9 million and fair value loss on investment properties of approximately HK$7.2 million arising from the general decrease in the property market in the PRC.

Selling Expenses

Our selling expenses increased by HK$19.5 million, or 55.2%, from HK$35.3 million for the fiscal year ended March 31, 2015 to HK$54.8 million for the fiscal year ended March 31, 2016.

	2016	2015	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	8.9	11.7	-23.9
Rural-Urban Migration and City Re-development Operation	45.9	23.6	94.5

	54.8	35.3	55.2

Agricultural Logistics Operation

Our selling expenses decreased by HK$2.8 million, or 23.9%, from HK$11.7 million for the fiscal year ended March 31, 2015 to HK$8.9 million for the fiscal year ended March 31, 2016. The decrease in selling expenses was primarily due to the decrease in advertising expenses by approximately HK$1.1 million. As a percentage of revenue, selling expenses increased from 15.6% for the fiscal year ended March 31, 2015 selling expenses increased to 17.1% for the fiscal year ended March 31, 2016.

Rural-Urban Migration and City Re-development Operation

Our selling expenses increased by HK$22.3 million, or 94.5%, from HK$23.6 million for the fiscal year ended March 31, 2015 to HK$45.9 million for the fiscal year ended March 31, 2015. The increase in selling expenses was primarily due to increase in salaries and allowances by approximately HK$5.5 million and advertising expenses by approximately HK$15.7 million. As a percentage of revenue, selling expenses increased from 1.8% for the fiscal year ended March 31, 2015 to 27.2% for the fiscal year ended March 31, 2016. The increase was due to promotion and advertising expenses incurred for sales at China Glorious City—Zhoukou and for pre-sales at China Glorious City—Hengyang during the current year.

Administrative Expenses

Our administrative expenses of HK$398.4 million for the year ended March 31, 2016 was comprised of HK$310.7 million (2015: HK$197.9 million) from Agricultural Logistics Operation, HK$74.3 million (2015: HK$47.0 million) from Rural-Urban Migration and City Re-development Operation and HK$13.4 million (2015: HK$12.4 million) from corporate expenses. Administrative expenses increased by approximately HK$143.4 million, or 56.8%, from approximately HK$252.3 million in the fiscal year ended March 31, 2015 to approximately HK$395.7 million in the fiscal year ended March 31, 2016. The overall increase in our administrative expenses was primarily attributable to the increase in impairment for deposits paid for land use right of HK$124.4 million during the fiscal year ended March 31, 2016. During the fiscal year ended March 31, 2016, we had been in discussions with the PRC local government about the utilization plan of the deposits but we neither were able to reach a settlement plan nor agreed a payment schedule. Therefore, we were in the opinion that the recoverability of this balance was remote and recorded the impairment.

	2016	2015	Change
	HK$ million	HK$ million	%
Agricultural Logistics Operation	310.7	192.9	61.1
Rural-Urban Migration and City Re-development Operation	74.3	47.0	58.1
Corporate expenses	13.4	12.4	8.1

	398.4	252.3	56.8

Agricultural Logistics Operation

Administrative expenses increased by approximately HK$117.8 million, or 61.1%, from approximately HK$192.9 million in the fiscal year ended March 31, 2015 to approximately HK$310.7 million in the fiscal year ended March 31, 2016. The increase in administrative expenses was primarily due to the increase in impairment for deposits paid for land use right of HK$124.4 million, during the fiscal year ended March 31, 2016, we had been in discussions with the PRC local government about the utilization plan of the deposits but we neither were able to reach a settlement plan nor agreed a payment schedule. Therefore, we were in the opinion that the recoverability of this balance was remote and recorded the impairment, which was partly offset by the decrease in provision for litigation claims of HK$14.8 million.

Rural-Urban Migration and City Re-development Operation

Administrative expenses increased by approximately HK$27.3 million, or 58.1%, from approximately HK$47.0 million in the fiscal year ended March 31, 2015 to approximately HK$74.3 million in the fiscal year ended March 31, 2016. The increase in administrative expenses was primarily due to the increase in land use tax of HK$14.5 million as more land use rights were owned by the Group, the increase in salaries and allowances of HK$5.4 million and the increase in rental expenses of HK$3.3 million.

Net Finance (Costs)/Income

In the fiscal year ended March 31, 2016, we received interest income from bank deposits of approximately HK$1.6 million. In the fiscal year ended March 31, 2015, we received interest income from bank deposits of approximately HK$1.9 million and interest income on other receivables of approximately HK$12.1 million.

In the fiscal year ended March 31, 2016, we incurred interest expense of approximately HK$323.1 million, out of which HK$299.3 million was capitalized in properties under development and investment properties under development and the rest of HK$23.8 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2015, we incurred interest expense of approximately HK$305.1 million, out of which HK$298.9 million was capitalized in properties under development and property, plant and equipment and the remainder of HK$6.2 million was recognized as finance costs in the consolidated income statement. In the fiscal year ended March 31, 2016, our weighted average borrowings and weighted average interest rate were approximately HK$1,690.5 million and 19.1% per annum (2015: approximately HK$1,916.8 million and 16.9% per annum), respectively.

Profit Before Income Tax

As a result of the foregoing, we had a profit before income tax of approximately HK$20.7 million in the fiscal year ended March 31, 2016 and HK$334.5 million in the fiscal year ended March 31, 2015.

Taxation

In the fiscal year ended March 31, 2016, our income tax expenses of HK$85.0 million consisted of net current income tax expenses of HK$205.2 million and deferred tax expense, arising from fair value gain on investment properties, of HK$0.3 million and deferred tax credit, arising from tax loss for the current year, of HK$17.8million and arising from temporary difference that was attributable to the provisional tax payments made based on the balances of receipt in advance related to the sales of completed properties, of HK$102.7 million. In the fiscal year ended March 31, 2015, our income tax expenses of HK$280.4 million consisted of net current income tax expenses of HK$287.7 million, deferred tax expense, arising from utilization of tax losses and fair value gain on investment properties of HK$1.2 million and HK$1.2 million respectively, and deferred tax credit, arising from tax loss for the current year, of HK$9.7 million.

In fiscal year ended March 31, 2016, the effective tax rate was positive 411.1%. In fiscal year ended March 31, 2015, the effective tax rate was positive 83.8%. The increase in effective tax rate was primarily attributable to increase in land appreciation tax as a result of reduction in certain construction costs after negotiation with certain contractors.

(Loss)/Profit for the Year

In the fiscal year ended March 31, 2016, we had a net loss of approximately HK$64.3 million as a result of the cumulative effect of the factors discussed above. In the fiscal year ended March 31, 2015, we generated a net profit of approximately HK$54.0 million.

Non-Controlling Interests

In the fiscal years ended March 31, 2015 and 2016, loss and profit attributable to non-controlling interests was approximately HK$7.1 million and HK$15.0 million, respectively.

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

Agricultural Logistics Operation

Our selling expenses decreased by HK$17.2 million, or 59.5%, from HK$28.9 million for the fiscal year ended March 31, 2014 to HK$11.7 million for the fiscal year ended March 31, 2015. The decrease in selling expenses was primarily due to a decrease in advertising expenses by approximately HK$16.1 million. As a percentage of revenue, selling expenses increased from 13.4% for the fiscal year ended March 31, 2014 to 15.6% for the fiscal year ended March 31, 2015. The increase was primarily attributable to slow down of sales in China Northeast Logistics City—Dezhou and China Northeast Logistics City—Tieling.

Rural-Urban Migration and City Re-development Operation

Our selling expenses increased by HK$21.3 million, or 926.1%, from HK$2.3 million for the fiscal year ended March 31, 2014 to HK$23.6 million for the fiscal year ended March 31, 2015. The increase in selling expenses was primarily due to an increase in advertising expenses of approximately of HK$11.6 million and increase in salaries and allowances of approximately of HK$7.2 million for sales personnel. As a percentage of revenue, selling expenses increased from 1.3% for the fiscal year ended March 31, 2014 to 1.7% for the fiscal year ended March 31, 2015. The increase was due to promotion and advertising expenses incurred for sales at China Glorious City—Zhoukou during the current year.

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

Profit Before Income Tax

As a result of the foregoing, we had a profit before income tax of approximately HK$334.5 million in the fiscal year ended March 31, 2015 and HK$194.1 million in the fiscal year ended March 31, 2014.

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

Profit/(Loss) for the Year

In the fiscal year ended March 31, 2015, we had a net profit of approximately HK$54.0 million as a result of the cumulative effect of the factors discussed above. In the fiscal year ended March 31, 2014, we generated a net profit of approximately HK$107.3 million.

Non-Controlling Interests

In the fiscal years ended March 31, 2015 and 2014, loss and profit attributable to non-controlling interests was approximately HK$7.1million and HK$3.0 million, respectively.

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal years ended March 31, 2015 and 2016, we financed our operations primarily through internally generated funds and bank and other borrowings and financing through capital markets. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2017 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

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

The Company obtained waivers from the holders of the Bonds in prior years in respect of any non-compliance of the above covenants for the fiscal years ended March 31, 2013, 2014, 2015 and 2016. No waiver has been obtained for subsequent periods as of July 1, 2016 as it is uncertain as to whether a waiver is required.

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

As of March 31, 2015 and 2016, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$981.6 million and HK$691.9 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou and China Glorious City—Zhoukou that were completed and changes in the amount of construction fee payables and bank and other borrowings related to the development of China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Hengyang, China Glorious City—Zhoukou, China Glorious City—Handan and China Glorious City—Nanyang.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2016	2015	2014
	HK$ in Thousands
Net cash generated from /(used in) operating activities	68,477	400,711	(949,988)
Net cash used in investing activities	(38,699)	(70,810)	(14,972)
Net cash (used in)/generated from financing activities	(134,361)	(77,290)	746,807

Net increase/(decrease) in cash and cash equivalents	(104,583)	252,611	(218,153)
Effect of foreign exchange rate changes on cash and cash equivalents, net	(27,678)	3,872	(194)
Cash and cash equivalents at the beginning of the year	402,675	146,192	364,539

Cash and cash equivalents at the end of the year	270,414	402,675	146,192

Cash Flow Generated From /(Used in) Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and revenue from servicing and assignments of development rights in our Rural-Urban Migration and City Re-development Operation.

In the fiscal year ended March 31, 2016, net cash generated from operating activities was HK$68.5 million, which consisted of operating cash inflow before changes in working capital of HK$47.5 million, cash outflow of net interest and tax of HK$257.0 million and working capital cash inflow of HK$278.0 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$866.7 million, additions to land use rights of HK$20.3 million and deposits paid for acquisition of land use rights of HK$1,218.4 million, a decrease in trade payables, other payables and accruals of HK$144.2 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$110.8 million, a decrease in trade and other receivables of HK$301.0 million, refund of payments from acquisition of land use rights of HK$357.8 million and an increase in receipt in advance of HK$1,758.0 million. The additions in properties under development were attributable to construction activities carried out for our properties development projects. The increase in receipts in advance was attributable to proceeds received from pre-sale and sale of properties.

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

Cash Flow Used in Investing Activities

In the fiscal year ended March 31, 2016, net cash used in investing activities was HK$38.7 million, which primarily consisted of cash outflow of HK$41.3 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction and cash disposed as a result of disposal of subsidiaries. In the fiscal year ended March 31, 2015, our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2015, net cash used in investing activities was HK$70.8 million, which primarily consisted of cash outflow of HK$72.8 million resulting from the purchase of property, plant and equipment. In the fiscal year ended March 31, 2014, our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2014, net cash used in investing activities was HK$15.0 million, which primarily consisted of cash outflow of HK$15.0 million resulting from the purchase of property, plant and equipment and additions to investment properties under construction.

Cash Flow (Used In)/Generated from Financing Activities

In the fiscal year ended March 31, 2016, net cash used in financing activities was HK$134.4 million, consisted of cash outflow of HK$947.8 million resulting from repayment of bank and other borrowings and loan from a shareholder, partially offset by cash inflow of HK$813.4 million resulting from proceeds from new bank and other loans of HK$367.2 million and loan from a shareholder of HK$350.0 million and a decrease in restricted and pledged bank deposits of HK$96.2 million. In the fiscal year ended March 31, 2015, net cash used in financing activities was HK$77.3million, consisted of cash outflow of HK$843.2 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$765.9 million resulting from proceeds from new bank and other loans and placement of convertible bonds. In the fiscal year ended March 31, 2014, net cash generated from financing activities was HK$746.8 million, consisted of cash outflow of HK$375.3 million resulting from repayment of bank and other borrowings and an increase in restricted and pledged bank deposits, partially offset by cash inflow of HK$1,122.1 million resulting from proceeds from new bank and other loans and placement of convertible bonds.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2015 to March 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. dissolve and liquidate, whereby Man Sang Holdings, Inc. has been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings, Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. We are of the view that the likelihood of an indemnification liability arising from such dissolution at years ended March 31, 2015 and 2014 is remote. Accordingly, no accrual has been made.

The Group had financial guarantees as at March 31, 2016 amounting to HK$1,002,205,000(2015: HK$377,422,000). The guarantees in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of the Group’s properties. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties. Such guarantees will terminate upon the earlier of (i) issuance of the property ownership certificates which are generally available within six months to one year after the purchasers take possession of the relevant properties; and (ii) the satisfaction of mortgage loans by the purchasers of properties. The directors consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principals together with the accrued interest and penalty and therefore no provision has been made in the consolidated financial statements for the guarantees.

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

As of March 31, 2016, our contractual obligations amounted to approximately HK$5,885.6 million. The following table sets forth our contractual obligations as of March 31, 2016.

	Payments Due by Period
	Total	Within 1 year	In the second to third years	In the fourth to fifth years	After the fifth year
			(HK$ in thousands)
Trade and other payables	1,266,667	1,266,667	—	—	—
Debt obligations	932,246	877,246	55,000	—	—
Convertible bonds	702,000	234,000	468,000	—	—
Interest on debt obligations	401,068	124,675	276,393	—	—
Capital commitment obligations (1)	2,530,141	2,530,141	—	—	—
Operating lease obligations	53,519	6,622	10,495	11,014	25,388

Total	5,885,641	5,039,351	809,888	11,014	25,388

(1)	Capital commitment obligations represented capital injection in respect of investment in an associate in the PRC of approximately HK$95.2 million, investment in an associate in the PRC of approximately HK$14.4 million and capital expenditures in relation to the construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements of approximately HK$2,420.5 million.

Item 6.	Directors, Senior Management and Employees

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

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a fellow member of The Institute of Certified Management Accountants Australia, fellow member of The Institute of Public Accountants Australia and a full member of The Hong Kong Management Association.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen has been a solicitor and a partner of Messer. Yuen & Partners since 1997. He has more than 20 years of experience in litigations and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

Mr. LIN Xianfu has served as our President of Greater China since August 1, 2014. Before joining our Company, he was appointed as the general manager in one of the industrial and logistics real estate project development companies since 2011 and He was the executive director and general manager in one of the world’s leading jewelry supplying companies from 2006 to 2011. He has almost 30 years of experience in management including jewelry industry and in other industrial and logistics real estate project development. Mr. Lin is the committee member of China Jewelry Association, Vice Chairman of Zhejiang Foreigner Investment Association and Vice Chairman of Zhejiang Pearl Association. He was graduated from Guangdong Jiesi Fengjiang Secondary School in 1984.

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

B. Executive Compensation

For fiscal year ended March 31, 2016, the Company or its subsidiaries paid an aggregate of US$0.9 million in total compensation to its executive officers and to its directors. In addition the Company or its subsidiaries set aside or accrued US$4,600 to provide pension, retirement or similar benefits for its executive officers.

C. Board Practices

Board Composition

Our board of directors consists of five members as of July 31, 2016.

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

The audit committee held 2 meetings and acted by unanimous written consent on 6 occasions during the fiscal year ended March 31, 2016 and 2 meetings and acted by unanimous written consent on 2 occasions during the fiscal year ended March 31, 2015.

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

With respect to the fiscal year ended March 31, 2016, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited consolidated financial statements for the year ended March 31, 2016;

•	discussed with our independent registered public accounting firm the matters relevant with us in the Statement on Auditing Standards;

•	received the written disclosures and the letter from our independent registered public accounting firm; and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited consolidated financial statements for the year ended March 31, 2016 be included in our Annual Report on Form 20-F for the year ended March 31, 2016.

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

During the fiscal year ended March 31, 2016, the compensation committee acted by unanimous written consent on 2 occasions.

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

During the fiscal year ended March 31, 2016, the nominating committee acted by unanimous written consent on 1 occasion.

The board of directors has determined that each member of the nominating committee satisfies the definition of “independent” as established in the NYSE MKT corporate governance listing standards.

A current copy of our nomination charter is posted on our website at www.chinametrorural.com. We do not expect to hold an annual meeting if the Privatization is consummated prior to March 31, 2017. If the Privatization is not consummated prior to March 31, 2017, the nominating committee will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates to the board of directors. The name of any recommended candidate for being director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of the Company not less than 120 days nor more than 180 days before the first anniversary of the mailing date of our proxy statement for our 2016 annual meeting, which mailing date will be announced in a Report on Form 6-K if the Privatization is not consummated prior to March 31, 2017.

Attendance of the Board of Directors

During the year ended March 31, 2016, our board of directors held 2 meetings and acted by unanimous written consent on 12 occasions.

2 of our directors attended our 2015 annual meeting of shareholders held at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

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

D. Employees

As of March 31, 2016, the Company and all of its direct and indirect subsidiaries had a total of 682 employees. The following table sets forth a breakdown of our management and employees by function as of March 31, 2016.

	Hong Kong	PRC	Total
Senior management	3	14	17
Marketing and sales	—	203	203
Purchasing	—	—	—
Finance and accounting	1	49	50
Legal and Compliance	1	10	11
Construction	—	137	137
Human resources and administration	1	149	150
Property management	—	106	106
Information technology	—	8	8

Total	6	676	682

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

As of March 31, 2016, 6 of our management and employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2014, 2015 and 2016 was approximately US$418,000 (or HK$3,261,000), US$553,000 (or HK$4,311,000) and US$587,000 (or HK$4,578,000) respectively.

E. Share Ownership

Please see Item 7.A.

Item 7.	Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2016.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kind United Holdings Limited (3)(4)	37,338,104	50.77%
Willis Plus Limited (3)(4)	61,499,028	45.54%
Ampleton Developments Limited	5,744,323	7.81%
Luck Merit Holdings Limited	5,744,323	7.81%
Zhong Ying Limited (5)	5,900,000	8.02%
Mr. Cheng Chung Hing, Ricky (3)	116,119,915	79.22%
Mr. Leung Moon Lam (4)	37,338,104	50.77%
Mr. Lin Xianfu	11,538,459	13.56%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	5,222,661	7.10%
Mr. Su Shaobin (5)	5,900,000	8.02%
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (7 persons)	16,761,120	19.70%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of July 1, 2016, we had 73,543,782 ordinary shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within 60 days except as indicated in individual footnotes. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2016. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and dispositive power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72.3% of the outstanding shares of Kind United Holdings Limited. He also owns approximately 16.7% of an entity that holds approximately 27.7% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of 37,338,104 ordinary shares of the Company issued to Kind United Holdings Limited upon completion of the Merger on March 22, 2010. Mr. Cheng owns 100% of the outstanding shares of Willis Plus Limited. As a result, Mr. Cheng may be deemed to be the beneficial owner of the 61,499,028 ordinary shares of the Company beneficially owned by Willis Plus Limited which consists of 55,499,028 ordinary shares issuable pursuant to convertible bonds convertible within 60 days of July 1, 2016 and 6,000,000 ordinary shares issuable pursuant to warrants exercisable within 60 days of July 1, 2016. Mr. Cheng owns US$15 million of our 10% convertible bonds due 2016 (“2016 Bonds”). As a result, Mr. Cheng Chung Hing may be deemed to be the beneficial owner of 11,538,460 ordinary shares issuable pursuant to 2016 Bonds convertible within 60 days of July 1, 2016. Mr. Cheng Chung Hing, Ricky also personally owns 5,744,323 ordinary shares since December 2013.
(4)	Mr. Leung Moon Lam owns approximately 61.2% of an entity that holds approximately 27.7% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of 37,338,104 ordinary shares of the Company issued to Kind United Holdings Limited upon completion of the Merger on March 22, 2010.
(5)	Zhong Ying Limited holds directly 5,900,000 ordinary shares of the Company. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 5,900,000 ordinary shares of the Company beneficially owned by Zhong Ying Limited.

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of July 1, 2016, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited (3)	100,000	100%
Mr. Cheng Chung Hing, Ricky (3)	100,000	100%
Mr. Cheng Tai Po	100,000	100%
Mr. Sio Kam Seng	—	—
Mr. Ho Min Sang	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Yuen Ka Lok, Ernest	—	—
Mr. Lin Xianfu	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (7 persons)	100,000	100%

(1)	Address for each person is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our preferred shares held. As of July 1, 2016, we had 100,000 preferred shares outstanding and none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within 60 days. This amount does not include securities that may be acquired under options or other rights more than 60 days after July 1, 2016. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and dispositive power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited. The preferred shares were issued to Cafoong Limited on August 25, 2009.

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

On September 19, 2014, the Company entered into an HK$30,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$30,000,000 loan to the Company. The term of this loan is from September 19, 2014 to September 18, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On September 22, 2014, the Company entered into an HK$35,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$35,000,000 loan to the Company. The term of this loan is from September 22, 2014 to September 21, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On April 1, 2015, the Company entered into an HK$45,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$45,000,000 loan to the Company. The term of this loan is from April 1, 2015 to March 31, 2017. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On August 4, 2015, the Company entered into an HK$55,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$55,000,000 loan to the Company. The term of this loan is from August 4, 2015 to August 3, 2017. This loan was obtained by the Company in order to repay loan interest and bears an interest rate of 15% per annum with interest payable semi-annually.

On November 3, 2015, one of our subsidiaries, China Glorious City Holdings Limited, entered into an HK$200,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$200,000,000 loan to China Glorious City Holdings Limited . The term of this loan is from November 3, 2015 to November 9, 2015. This loan bore an interest rate of 6% per annum with interest payable upon repayment and was fully repaid.

On January 20, 2016, the Company entered into an HK$50,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$50,000,000 loan to the Company. The term of this loan is from January 20, 2016 to January 19, 2017. This loan was obtained by the Company in order to repay loan interest and bears an interest rate of 15% per annum with interest payable semi-annually.

The terms of all six HK$ loan agreements (the “Loan Affiliate Transactions”) were reviewed by the Company’s audit committee which determined that the Loan Affiliate Transactions were in the best interests of the Company and its shareholders as a whole and the Company’s board and the Audit Committee each approved the Loan Affiliate Transactions on September 19, 2014, April 1, 2015, August 4, 2015, November 3, 2015 and January 20, 2016.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky owns all of the outstanding shares of Accurate Gain Developments Limited, and his brother, Mr. Cheng Tai Po, owns all of the outstanding shares of Proficient Success Limited. As of March 31, 2016, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,451,116,976 of the 7,999,321,999 outstanding shares of China South City Holdings Limited, or China South City. China South City is a leading developer and operator of large-scale integrated logistics and trade centers in China, providing a comprehensive trading platform for domestic and international wholesale suppliers, buyers, manufacturers, distributors and end-users of products from raw materials to finished products. It sells and leases well-designed, high quality trade center units for businesses to display and sell their products. China South City also provides their clients with one-stop convenient supply chain solutions that include a full range of facilities and services such as offices, residential, conference and exhibition facilities, hotels and restaurants, warehousing and on-site logistics services, property management, e-commerce, banking, on-site government services in a bid to offer. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, is a Co-Founder and Executive Director of China South City.

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

On June 1, 2012, Shenzhen Northeast Logistics City Co., Ltd., an indirect wholly-owned subsidiary of ours, entered into a rental agreement with China South International Industrial Materials City (Shenzhen) Co., Ltd., a wholly-owned subsidiary of China South City Holdings Limited, pursuant to which Shenzhen Northeast Logistics City Co., Ltd. agreed to lease from China South International Industrial Materials City (Shenzhen) Co., Ltd. an office premises located at 21/F, Global Logistics Center, Pinghu, Shenzhen, the PRC owned by China South International Industrial Materials City (Shenzhen) Co., Ltd. for a term of two years from June 1, 2012 to May 31, 2014 with monthly rental and management fee of RMB22,563 per month and RMB4,514 per month, respectively. Shenzhen Northeast Logistics City Co., Ltd. is entitled to a rent-free period from June 1, 2012 to August 31, 2012. Shenzhen Northeast Logistics City Co., Ltd. no longer leased 21/F, Global Logistics Center after August 1, 2014. On August 5, 2014, Shenzhen Northeast Logistics City Co., Ltd. entered into a rental agreement with China South International Industrial Materials City (Shenzhen) Co., Ltd. pursuant to which Shenzhen Northeast Logistics City Co., Ltd. agreed to lease from China South International Industrial Materials City (Shenzhen) Co., Ltd. an office premises located at 26/F, Global Logistics Center, Pinghu, Shenzhen, the PRC for a term of three years from August 1, 2014 to July 31, 2017 with monthly rental and management fee of RMB66,751 per month and RMB11,867 per month, respectively. Shenzhen Northeast Logistics City Co., Ltd. is entitled to a rent-free period from August 1, 2014 to October 30, 2014. Shenzhen Northeast Logistics City Co., Ltd. no longer leased 26/F, Global Logistics Center after April 15, 2016. During the fiscal year ended March 31, 2016, Shenzhen Northeast Logistics City Co., Ltd. paid and payable to China South International Industrial Materials City (Shenzhen) Co., Ltd. approximately HK$1,079,000 (RMB881,000) (inclusive of rental rates and management fees, an amount less than the threshold of our related party transaction policy) pursuant to the terms of this rental agreement.

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

Our subsidiary China Tieling Northeast is involved in a PRC court case brought about by a contractor, Tieling Xin Hai Construction Engineering Co., Ltd. (“Xin Hai”), regarding a disputed construction contract where Xin Hai is claiming damages of approximately RMB1,174,156. The amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015. During the current fiscal year, a judgement was issued by the PRC court in favour of Xin Hai and the provision made in the prior year is sufficient to cover the damages awarded to Xin Hai by the PRC court therefore no additional provision is required., The Group has yet to settle the claim with Xin Hai and the balance remained outstanding as at March 31, 2016.

We have filed a Hong Kong court case (Action No. 755 of 2015) against Run Xing Investments Limited (“Run Xing”), Honour Noble Holdings Limited (“Honour Noble”) and Mr. Su Shaobin. In the case we are making claims for various returns and interest receivables with aggregate sum of RMB42,935,132 from Run Xing and Honour Noble while Mr. Su Shaobin is a guarantor for the aforesaid sum. A judgement from the Hong Kong Court of First Instance was issued in our favour and demanded Mr. Su Shaobin to pay the aforesaid sum. During the current fiscal year, Mr. Su has lodged a petition to the Hong Kong court and we are currently in the progress of preparing for the hearing. We are of the opinion that the recoverability of the aforesaid sum is in doubt and full provision for the aforesaid sum and a loan receivable of RMB50,000,000 should be made and accordingly, the amounts were fully provided and has been charged to the consolidated income statement during the fiscal year ended March 31, 2015.

As of March 31, 2016, except for the foregoing, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

B. Significant Changes

After the end of the fiscal year ended March 31, 2016, on May 20, 2016, the Company announced plans to effectuate the Privatization. The Company intends to effectuate the Privatization through a merger with an indirect wholly-owned subsidiary of the Company. Upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger to which the Company is a party, holders of the Company’s ordinary shares—other than certain specified affiliates, other holders and holders who properly perfect applicable dissenters’ rights—will receive US$1.03 per share in cash, without interest, as a result of the merger. Following the Privatization, the Company plans to terminate the Company’s public reporting obligations (and associated costs) under the Exchange Act and to delist from the NYSE MKT.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing.

Market Price

Our ordinary shares have been listed on the NYSE MKT under the symbol “CNR” since April 20, 2010. Our preferred shares are not listed.

The following table sets forth, for the periods indicated, the high and low share prices (in U.S.$) for our ordinary shares from April 1, 2012 to June 30, 2016 on the NYSE MKT.

	High	Low
Yearly Highs and Lows for the Year Ended March 31,
2016	1.55	0.85
2015	1.12	0.57
2014	2.88	0.90
2013	1.56	0.50
2012	5.65	0.72

Quarterly Highs and Lows
2016
First Quarter (April-June 2015)	1.55	0.85
Second Quarter (July-September 2015)	1.20	0.88
Third Quarter (October-December 2015)	1.10	0.85
Fourth Quarter (January-March 2016)	1.04	0.85

2015
First Quarter (April-June 2014)	1.06	0.72
Second Quarter (July-September 2014)	1.12	0.88
Third Quarter (October-December 2014)	0.99	0.60
Fourth Quarter (January-March 2015)	0.98	0.57

Monthly Highs and Lows
January 2016	0.98	0.85
February 2016	1.04	0.85
March 2016	0.98	0.85
April 2016	1.05	0.86
May 2016	1.03	0.86
June 2016	1.06	0.95

Item 10.	Additional Information.

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which our shares are entitled to vote.

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

On June 6, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB syndicated loan contract with ICBC and China Merchant Bank (“CMB”), under which ICBC and CMB extended an amount of RMB97,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (June 25, 2012) to June 25, 2015.

On July 24, 2012, we entered into certain agreements in connection with the issuance of US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) and 6,000,000 warrants to purchase Ordinary Shares (the “CB Warrants”) in a private placement to the Investor. The Investor is a special purpose entity owned by our Majority Shareholders. The Investor borrowed from PAG the funds used to purchase the Bonds. The use of proceeds is intended for project development costs for several property development projects in mainland China.

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

On October 25, 2012, one of our subsidiaries, China Tieling Northeast entered into an RMB syndicated loan contract with ICBC and CMB, under which ICBC and CMB extended an amount of RMB141,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (November 1, 2012) to October 31, 2015.

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

On May 8, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC, under which ICBC extended an amount of RMB80,000,000 loan to China Hengyang Glorious. The term of this loan is from date of drawn down (May 9, 2013) to April 25, 2014.

On June 21, 2013, one of our subsidiaries, China Dezhou Northeast, entered into an RMB loan contract with AVIC Trust Co., Ltd., under which AVIC Trust Co., Ltd. extended an amount of RMB250,000,000 loan to China Dezhou Northeast. The term of this loan is from date of drawn down (June 21, 2013) to June 21, 2014.

On June 26, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC, under which ICBC extended an amount of RMB20,000,000 loan to China Hengyang Glorious. The term of this loan is from date of drawn down (July 8, 2013) to April 25, 2014.

On July 1, 2013, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling, under which Bank of Tieling extended an amount of RMB10,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (July 1, 2013) to June 30, 2014.

On October 24, 2013, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling, under which Bank of Tieling extended an amount of RMB50,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (November 12, 2014) to October 21, 2016.

On November 21, 2013, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC, under which ICBC extended an amount of RMB150,000,000 loan to China Hengyang Glorious. The term of this loan is from date of drawn down (November 21, 2013) to November 6, 2014.

On November 21, 2013, the Company entered into a HK$ loan agreement with an independent third party, under which this third party extended an amount of HK$120,000,000 loan to the Company. The term of this loan is from November 21, 2013 to November 20, 2014. This loan is unsecured, interest bearing at 20% per annum. This loan was fully repaid during the fiscal year ended March 31, 2015.

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

On March 17, 2014, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling, under which Bank of Tieling extended an RMB15,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (April 3, 2014) to March 16, 2015.

On April 2, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party, under which this independent third party extended an amount of RMB30,000,000 loan to Shenzhen Northeast Logistics City Co., Ltd.. The term of this loan is from April 2, 2014 to April 1, 2016. This loan is unsecured, interest bearing at 15% per annum.

On April 2, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party, under which this independent third party extended an amount of RMB28,800,000 loan to Shenzhen Northeast Logistics City Co., Ltd.. The term of this loan is from April 2, 2014 to April 1, 2016. This loan is unsecured, interest bearing at 15% per annum.

On April 4, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party, under which this independent third party extended an amount of RMB35,000,000 loan to Shenzhen Northeast Logistics City Co., Ltd.. The term of this loan is from April 4, 2014 to April 3, 2016. This loan is unsecured, interest bearing at 15% per annum.

On April 8, 2014, the Company entered into a HK$ loan agreement with an independent third party, under which this party extended an amount of HK$45,000,000 loan to the Company. The term of this loan is from April 8, 2014 to April 7, 2015. This loan was unsecured and interest bearing at 17% per annum. This loan was fully repaid on April 2, 2015.

On April 10, 2014, one of our subsidiaries, Shenzhen Northeast Logistics City Co., Ltd., entered into an RMB loan contract with an independent third party, under which this independent third party extended an amount of RMB88,200,000 loan to Shenzhen Northeast Logistics City Co., Ltd.. The term of this loan is from April 10, 2014 to April 9, 2016. This loan is unsecured, interest bearing at 15% per annum.

On May 4, 2014, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an RMB loan contract with ICBC, under which ICBC extended an amount of RMB150,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (June 9, 2014) to June 9, 2016.

On June 30, 2014, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an RMB loan contract with Bank of China, under which Bank of China extended an amount of RMB10,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (June 30, 2014) to June 30, 2015.

On June 30, 2014, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an entrusted debt investment agreement with BOC International (China) Limited and Bank of China, under which BOC International (China) Limited as principal and Bank of China as trustee extended an amount of RMB90,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (June 30, 2014) to June 30, 2015.

On July 7, 2014, one of our subsidiaries, Tieling Shengtai Hotel Co., Ltd., entered into an RMB loan contract with Tieling Xinxing Village Bank, under which Tieling Xinxing Village Bank extended an amount of RMB3,500,000 loan to Tieling Shengtai Hotel Co., Ltd.. The term of this loan is from date of drawn down (July 7, 2014) to July 6, 2015.

On August 7, 2014, the Company entered into a HK$ loan agreement with an independent third party, under which this party extended an aggregate amounts of HK$35,000,000 loan to the Company. The term of this loan is from August 7, 2014 to August 6, 2015. This loan is unsecured, interest bearing at 17% per annum with interest payable semi-annually.

On September 19, 2014, the Company entered into a HK$ loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$30,000,000 loan to the Company. The term of this loan is from September 19, 2014 to September 18, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On September 22, 2014, the Company entered into a HK$ loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$35,000,000 loan to the Company. The term of this loan is from September 22, 2014 to September 21, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On February 11, 2015, the Company entered into a HK$ loan agreement with an independent third party, under which this party extended an aggregate amount of HK$13,000,000 loan to the Company. The term of this loan is from February 11, 2015 to May 10, 2015 but was extended to August 10, 2015. This loan is unsecured, interest bearing at 6% per annum with interest payable upon maturity.

On March 12, 2015, one of our subsidiaries, China Tieling Northeast, entered into an RMB loan contract with Bank of Tieling, under which Bank of Tieling extended an amount of RMB50,000,000 loan to China Tieling Northeast. The term of this loan is from date of drawn down (March 24, 2015) to September 30, 2015.

On April 1, 2015, the Company entered into an HK$45,000,000 loan contract with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$45,000,000 to the Company. The term of this loan is from April 1, 2015 to March 31, 2017. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On April 15, 2015, one of our subsidiaries, China Hengyang Glorious, entered into an RMB loan contract with ICBC, under which ICBC extended an amount of RMB100,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (April 29, 2015) to April 28, 2016.

On July 1, 2015, one of our subsidiaries, China Zhoukou Glorious Investments, entered into an RMB loan contract with Bank of China under which Bank of China extended an amount of RMB100,000,000 loan to China Zhoukou Glorious Investments. The term of this loan is from date of drawn down (August 14, 2015) to August 13, 2016.

On August 4, 2015, the Company entered into an HK$55,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$55,000,000 loan to the Company. The term of this loan is from August 4, 2015 to August 3, 2017. This loan was obtained by the Company in order to repay loan interest and bears an interest rate of 15% per annum with interest payable semi-annually.

On November 3, 2015, one of our subsidiaries, China Glorious City Holdings Limited, entered into an HK$200,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$200,000,000 loan to China Glorious City Holdings Limited. The term of this loan is from November 3, 2015 to November 9, 2015. This loan bore an interest rate of 6% per annum with interest payable upon repayment and was fully repaid.

On January 20, 2016, the Company entered into an HK$50,000,000 loan agreement with one of its major shareholders, Mr. Cheng Chung Hing, Ricky, under which Mr. Cheng Chung Hing, Ricky extended an amount of HK$50,000,000 loan to the Company. The term of this loan is from January 20, 2016 to January 19, 2017. This loan was obtained by the Company in order to repay loan interest and bears an interest rate of 15% per annum with interest payable semi-annually.

On March 25, 2016, one of our subsidiaries, China Nanyang Glorious, entered into an RMB loan contract with Bank of China, under which Bank of China extended an amount of RMB100,000,000 loan to China Nanyang Glorious. The term of this loan is from date of drawn down (March 28, 2016) to March 27, 2017.

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

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

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

Foreign Exchange Risk

We conduct our business primarily in Renminbi. In addition, our expenses are also primarily denominated in Renminbi, although a portion of expenses are denominated in foreign currencies, such as interest expense in Hong Kong dollars and United States dollars paid to lenders, salaries paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for our office space in Hong Kong and other general office expenses. However, our reporting currency is the Hong Kong dollar because the reporting currency of our major shareholders is the Hong Kong dollar. During fiscal year ended March 31, 2016, all of our revenues were denominated in Renminbi. During the same period, approximately 95.3% of our expenses (excluding tax) were denominated in Renminbi, approximately 1.7% were denominated in Hong Kong dollars and approximately 3.0% were denominated in U.S. dollars. Further, as of March 31, 2016, approximately 21.4% of our indebtedness (including trade payables, other payables and accruals) was denominated in Renminbi, approximately 56.0% was denominated in Hong Kong dollars and approximately 22.6% were denominated in U.S. dollars. We believe the impact of foreign currency risk is not material in our operations and we have not hedged our foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk due to fluctuations in interest rates on our debt and deposits. Our indebtedness consists of bank and other borrowings, a loan from a non-controlling interest and convertible bonds. As of March 31, 2016, we had HK$464 million in bank borrowings that bore interest at floating rates ranging from 4.4% to 9.8% per annum and none that bore interest at fixed rates.

Additional increases in interest rates could potentially result in an increase in our cost of float rate borrowings, which could negatively affect our business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of our Renminbi-denominated borrowings. As of March 31, 2016, the current lending interest rate for one-to-three-year Renminbi loans was ranging from 4.4% to 9.8% per annum. The PBOC-published benchmark one-to-three-year lending rates in China as of March 31, 2016 were ranging from 4.4% to 4.8% per annum (2015: 5.4% to 5.8% per annum). Based on our borrowings as of March 31, 2016, we estimate that interest expense relating to our borrowings payable would increase by HK$4.6 million on an annual basis in the event interest rates were to increase by 1.0% per annum assuming our borrowings could be adjusted annually.

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

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities and Exchange Act of 1934, as amended. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2016, the end of the period covered by this Annual Report. Based on such evaluation, management with the participation of the Chief Executive Officer and Acting Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2016 to ensure that information we are required to disclose under applicable laws and regulations is (1) recorded, processed, summarized and reported in a timely manner; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. No change was made in our internal control over financial reporting during the fiscal year ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ended March 31, 2016 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission using the criteria in Internal-Control Integrated Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2016.

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

No change was made in our internal control over financial reporting during fiscal year ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Audit services of PricewaterhouseCoopers for fiscal year 2016 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2016 and March 31, 2015 and for the years ended March 31, 2016, 2015 and 2014, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year 2016, including the audit of the Company’s annual financial statements are approximately US$602,564(HK$4,700,000).

Audit services of PricewaterhouseCoopers for fiscal year 2015 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of March 31, 2015 and March 31, 2014 and for the years ended March 31, 2015, 2014 and 2013, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by PricewaterhouseCoopers for fiscal year ended March 31, 2015, including the audit of the Company’s annual financial statements are approximately US$589,744 (HK$4,600,000).

Tax and Other Service Fees

The Company and its subsidiaries have not engaged PricewaterhouseCoopers to perform other non-audit professional services for fiscal year 2015 or 2016. Neither the Company nor any of its subsidiaries have engaged PricewaterhouseCoopers as their principal accountant for tax compliance.

Audit-Related Fees and All Other Fees

The aggregate fees for audit-related or other fees to PricewaterhouseCoopers for fiscal year ended March 31, 2015 and 2016 are nil and nil, respectively.

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

Shareholder Approval Requirement: Sections 711-713 of the NYSE MKT Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the British Virgin Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person. However, it should be noted that under our Articles of Association, any Business Combination (as defined in our Articles of Association) with any Interested Shareholder (as defined in our Articles of Association) within a period of three years following the date the shareholder became such Interested Shareholder as described in Article 71 of our Articles of Association which may include any transaction which results in the issuance by the Company of any shares of the Company, the value of which is at least 5% or more of the aggregate market value of all the issued and outstanding voting shares of the Company to an Interested Shareholder or any affiliate or associate of the Interested Shareholder is (unless it comes within the exemptions set out in Article 71) required to be approved by shareholders other than the Interested Shareholder and its affiliate or associate.

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

Our Audited Financial Statements as of March 31, 2016 and 2015 and for the years ended March 31, 2016, 2015 and 2014, including the notes thereto and together with auditor’s report thereon, are included in this Annual Report beginning on page F-1.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association.[1]

1.2	Amended and Restated Articles of Association.[2]

4.1	Agreement and Plan of Dissolution and Liquidation as of July 24, 2009, between MSHI and Man Sang International (B.V.I.) Limited, an international business company incorporated under the International Business Companies Act of the British Virgin Islands and automatically re-registered under the BVI Business Companies Act, 2004.[3]

4.2	Agreement and Plan of Merger, dated February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro.[4]

4.10	Cooperative Framework Agreement between China Metro-Rural Development Limited and Dezhou Municipal Government dated July 17, 2010.[5]

4.23	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated June 6, 2012.[15]

4.24	Subscription Agreement for the Convertible Bonds dated July 24, 2012.[6]

4.25	Form of Terms and Conditions relating to the Convertible Bonds.[7]

4.26	Form of Warrant Instrument.[8]

4.27	Form of Registration Rights Agreement.[9]

4.28	Definitive Form of Subsidiary Guarantee.[10]

4.29	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012.[11]

4.30	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012.[12]

4.31	Form of Terms and Conditions relating to the PAG Bonds.[13]

4.32	Form of Guarantee relating to the PAG Bonds.[14]

4.35	Sale and Purchase Agreement for the dispositions of HKCFC and Qiqihar CFC dated October 15, 2012.[15]

4.36	Loan Contract between China Dezhou Northeast and Bank of China dated October 24, 2012.[15]

4.37	Loan Contract between China Tieling Northeast and ICBC/China Merchant Bank dated October 25, 2012.[15]

4.39	Loan Agreements between China Metro-Rural Limited and independent third parties dated March 15, 2013.[15]

4.40	Loan Contract between China Hengyang Glorious and ICBC dated May 8, 2013.[16]

4.41	Loan Contract between China Dezhou Northeast and AVIC Trust Co., Ltd. dated June 21, 2013.[16]

4.42	Loan Contract between China Hengyang Glorious and ICBC dated June 26, 2013.[16]

4.43	Loan Contract between China Tieling Northeast and Bank of Tieling dated July 1, 2013.[16]

4.44	Loan Contract between China Tieling Northeast and Bank of Tieling dated October 24, 2013.[16]

4.47	Loan Contract between China Hengyang Glorious and ICBC dated November 21, 2013.[16]

4.48	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated November 21, 2013.[16]

4.49	Form of 2016 Bond Certificate.[16]

4.50	Loan Contract between China Tieling Northeast and Bank of Tieling dated March 17, 2014.[16]

4.51	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 2, 2014.[17]

4.52	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 2, 2014.[17]

4.53	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 4, 2014.[17]

4.54	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated April 8, 2014.[17]

4.55	Loan Contract between Shenzhen Northeast Logistics City Co., Ltd. and an independent third party dated April 10, 2014.[17]

4.56	Loan Contract between China Zhoukou Glorious Investments and ICBC dated May 4, 2014.[17]

4.57	Loan Contract between China Zhoukou Glorious Investments and Bank of China dated June 30, 2014.[17]

4.58	Entrusted Debt Investment Agreement between China Zhoukou Glorious Investments, BOC International (China) Limited and Bank of China dated June 30, 2014.[17]

4.59	Loan Contract between Tieling Shengtai Hotel Co., Ltd. and Tieling Xinxing Village Bank dated July 7, 2014.[17]

4.60	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated August 7, 2014.[17]

4.61	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated September 19, 2014.[17]

4.62	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated September 22, 2014.[17]

4.63	Loan Agreement between China Metro-Rural Holdings Limited and an independent third party dated February 11, 2015.[17]

4.64	Loan Contract between China Tieling Northeast and Bank of Tieling dated March 12, 2015.[17]

4.65	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated April 1, 2015.

4.66	Loan Contract between China Hengyang Glorious and ICBC dated April 15, 2015.

4.67	Loan Contract between China Zhoukou Glorious Investments and Bank of China dated July 1, 2015.

4.68	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated August 4, 2015.

4.69	Loan Agreement between China Glorious City Holdings Limited and Cheng Chung Hing dated November 3, 2015.

4.70	Loan Agreement between China Metro-Rural Holdings Limited and Cheng Chung Hing dated January 20, 2016.

4.71	Loan Contract between China Nanyang Glorious and Bank of China dated March 25, 2016.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Valuation Firm.

15.2	Consent of Valuation Firm.

1      Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2010.

2      Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 16, 2012.

3      Incorporated by reference to Annex A to the registrant’s Registration Statement on Form F-4 (Registration No. 333-160777) filed with the SEC on July 24, 2009.

4      Incorporated by reference to Annex B to Exhibit 99.1 to the registrant’s Form 6-K filed with the SEC on March 1, 2010.

5      Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2011.

6      Incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

7      Incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

8      Incorporated by reference to Exhibit 99.4 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

9      Incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

10    Incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

11    Incorporated by reference to Exhibit 99.7 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

12    Incorporated by reference to Exhibit 99.8 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

13    Incorporated by reference to Exhibit 99.9 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

14    Incorporated by reference to Exhibit 99.10 to the registrant’s Form 6-K filed with the SEC on August 3, 2012.

15    Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 18, 2013.

16    Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 11, 2014.

17    Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 31, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer

Date: August 1, 2016

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

as at March 31, 2016 and 2015

and

for the years ended March 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

August 1, 2016.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended March 31, 2016, 2015 and 2014

	Notes	2016 US$’000		2016 HK$’000		2015 HK$’000		2014 HK$’000
		(Note 48)
Revenue	7		28,316		220,866		1,400,753		387,016
Cost of sales	11		(4,093)		(31,927)		(817,112)		(133,105)

Gross profit			24,223		188,939		583,641		253,911
Other income, net	9		5,283		41,206		2,888		16,685
Other gains, net	10		34,399		268,311		40,584		101,412
Selling expenses	11		(7,019)		(54,754)		(35,304)		(31,171)
Administrative expenses	11		(51,075)		(398,386)		(252,334)		(154,948)

Operating profit			5,811		45,316		339,475		185,889
Finance income	13		199		1,554		14,057		27,410
Finance costs	13		(3,056)		(23,835)		(6,215)		(16,918)

Finance (costs)/income—net			(2,857)		(22,281)		7,842		10,492
Share of loss of an associate	23		(304)		(2,368)		(12,813)		(2,258)

Profit before income tax			2,650		20,667		334,504		194,123
Income tax expenses	14		(10,893)		(84,966)		(280,455)		(86,839)

(Loss)/profit for the year			(8,243)		(64,299)		54,049		107,284

Attributable to:
Equity holders of the Company			(6,314)		(49,250)		61,246		104,331
Non-controlling interests			(1,929)		(15,049)		(7,197)		2,953

			(8,243)		(64,299)		54,049		107,284

(Loss)/earnings per share attributable to ordinary share holders of the Company during the year	15
Basic earnings per share		US$	(0.09)	HK$	(0.67)	HK$	0.83	HK$	1.42

Diluted (loss)/earnings per share		US$	(0.16)	HK$	(1.21)	HK$	0.04	HK$	0.18

Dividend (HK$’000)	16		—		—		—		—

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31, 2016, 2015 and 2014

	2016 US$’000	2016 HK$’000	2015 HK$’000	2014 HK$’000
	(Note 48)
(Loss)/profit for the year	(8,243)	(64,299)	54,049	107,284
Other comprehensive income, net of tax:
Item that will not be subsequently reclassified to income statement:
Increase in fair values of leasehold land and buildings, net of deferred income tax	1,251	9,759	12,974	—
Item that may be subsequently reclassified to income statement:
Exchange difference on translation of foreign operations	(15,538)	(121,196)	19,284	26,377
Item that was subsequently reclassified to income statement:
Release of reserves upon deemed disposal of subsidiaries	(56)	(439)	—	—

Total comprehensive (loss)/income for the year	(22,586)	(176,175)	86,307	133,661

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the Company	(20,113)	(156,886)	92,042	129,164
Non-controlling interests	(2,473)	(19,289)	(5,735)	4,497

	(22,586)	(176,175)	86,307	133,661

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2016 and 2015

	Notes	March 31, 2016 US$’000	March 31, 2016 HK$’000	March 31, 2015 HK$’000
		(Note 48)
Non-current assets
Investment properties	17	76,100	593,578	633,544
Property, plant and equipment	19	39,132	305,229	312,560
Land use rights	20	5,123	39,956	57,489
Deposit for investment properties	11	—	—	12,694
Goodwill	21	118	919	919
Deposits for acquisition of land use rights	22	—	—	128,968
Trade and other receivables	28	356	2,777	—
Interest in an associate	23	1,137	8,865	11,840
Interests in joint ventures	24	24,928	194,438	7,466
Deferred income tax assets	25	16,059	125,258	9,777

		162,953	1,271,020	1,175,257

Current assets
Completed properties held for sale	26	54,164	422,482	561,278
Properties under development	27	574,777	4,483,257	2,708,802
Land use rights	20	33,352	260,142	215,084
Deposits for acquisition of land use rights	22	7,986	62,289	201,417
Trade and other receivables	28	12,849	100,220	515,512
Due from joint ventures	46	53,151	414,578	—
Restricted and pledged bank deposits	29	6,162	48,065	150,640
Cash and cash equivalents	29	34,668	270,414	402,675

		777,109	6,061,447	4,755,408
Non-current asset held for sale	30(b)	1,684	13,136	—

		778,793	6,074,583	4,755,408

Current liabilities
Trade payables, other payables and accruals	30	231,963	1,809,314	1,679,179
Receipt in advance	31	228,465	1,782,024	63,618
Current income tax liabilities		76,214	594,468	551,600
Derivative financial liabilities	32	13,715	106,974	250,257
Bank and other borrowings	33	91,955	717,246	621,695
Convertible bonds	34	27,263	212,655	607,482
Loans from a shareholder	46	20,513	160,000	—

		690,088	5,382,681	3,773,831

Net current assets		88,705	691,902	981,577

Total assets less current liabilities		251,658	1,962,922	2,156,834

Non-current liabilities
Deferred income tax liabilities	25	11,767	91,781	95,592
Convertible bonds	34	67,197	524,133	—
Bank and other borrowings	33	—	—	528,059
Loans from a shareholder	46	7,051	55,000	65,000
Loan from a non-controlling interest of a subsidiary	46	7,538	58,800	58,800

		93,553	729,714	747,451

Net assets		158,105	1,233,208	1,409,383

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

As at March 31, 2016 and 2015

	Notes	March 31, 2016 US$’000	March 31, 2016 HK$’000	March 31, 2015 HK$’000
		(Note 48)
Equity
Equity attributable to equity holders of the Company
Share capital	35	73	573	573
Reserves		157,052	1,224,991	1,381,877

		157,125	1,225,564	1,382,450
Non-controlling interests	36	980	7,644	26,933

Total equity		158,105	1,233,208	1,409,383

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2016, 2015 and 2014

	Notes	2016 US$’000	2016 HK$’000	2015 HK$’000	2014 HK$’000
		(Note 48)
Cash flows from operating activities
Profit before income tax		2,650	20,667	334,504	194,123
Adjustments for:
Interest income	13	(199)	(1,554)	(14,057)	(27,410)
Interest expense	13	3,056	23,835	6,215	16,918
Depreciation of property, plant and equipment	19	4,003	31,224	26,459	10,067
Amortization of land use rights	20	751	5,856	6,488	3,096
Share of loss of an associate	23	304	2,368	12,813	2,258
Decrease/(increase) in fair values of investment properties	10	926	7,222	(4,252)	(18,296)
Decrease in fair values of warrants	10	(1,166)	(9,092)	(6,912)	(12,991)
Decrease in fair values of derivative components of convertible bonds	10	(17,204)	(134,191)	(55,098)	(74,894)
Loss on disposal of property, plant and equipment	10	1	7	504	—
Decrease in fair values of leasehold land and buildings	10	1,009	7,872	23,338	—
Provision for impairment of trade and other receivables	11	11,596	90,445	113,919	43,221
Provision for impairment of deposit for land use right	11	15,945	124,373	—	—
Provision for impairment of deposit for investment properties	11	1,569	12,241	—	2,426
Gain on deemed disposal of subsidiaries	10	(17,094)	(133,330)	—	—
Release of reserves upon deemed disposal of subsidiaries		(56)	(439)	—	—
Transaction costs related to the derivative components of convertible bonds		—	—	—	128

Operating cash flows before movements in working capital		6,091	47,504	443,921	138,646
Additions of properties under development		(111,108)	(866,644)	(1,335,873)	(361,432)
Additions of land use rights		(2,596)	(20,248)	(172,245)	(885,445)
Refunds of payments from acquisition of land use rights	20	45,869	357,781	288,163	571,800
Deposits paid for acquisition of land use rights		(156,206)	(1,218,404)	—	(665,289)
Decrease in completed properties held for sale		14,204	110,795	727,709	115,195
Decrease/(increase) in trade and other receivables		38,590	301,000	(280,404)	98,849
(Decrease)/increase in trade payables, other payables and accruals		(18,487)	(144,196)	931,859	196,716
Increase/(decrease) in receipt in advance		225,384	1,757,998	34,266	(10,005)

Cash generated from/(used in) operations		41,741	325,586	637,396	(800,965)
Interest received		267	2,081	2,772	13,974
Interest paid		(16,541)	(129,017)	(173,582)	(155,060)
Income tax paid		(16,689)	(130,173)	(65,875)	(7,937)

Net cash generated from/(used in) operating activities		8,778	68,477	400,711	(949,988)

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the years ended March 31, 2016, 2015 and 2014

	Notes	2016 US$’000	2016 HK$’000	2015 HK$’000	2014 HK$’000
		(Note 48)
Cash flows from investing activities
Net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary	41	—	—	1,481	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	42	(17)	(136)	—	—
Purchases of property, plant and equipment		(4,744)	(37,007)	(72,766)	(4,434)
Proceeds from disposal of property, plant and equipment		91	709	475	4
Government grant for investment properties	17	240	1,873	—	—
Additions to investment properties under construction	18	(531)	(4,138)	—	(10,542)

Net cash used in investing activities		(4,961)	(38,699)	(70,810)	(14,972)

Cash flows from financing activities
Decrease/(increase) in restricted and pledged bank deposits		12,333	96,200	(98,868)	(1,022)
Proceeds from bank and other borrowings		47,082	367,242	700,895	888,504
Repayments of bank and other borrowings		(95,872)	(747,803)	(744,317)	(374,323)
Proceeds from loans from a shareholder	46	44,872	350,000	65,000	—
Repayment of loans from a shareholder	46	(25,641)	(200,000)	—	—
Proceeds from issuance of convertible bonds, net of direct expenses		—	—	—	233,648

Net cash (used in)/generated from financing activities		(17,226)	(134,361)	(77,290)	746,807

Net (decrease)/increase in cash and cash equivalents		(13,409)	(104,583)	252,611	(218,153)
Cash and cash equivalents at beginning of the year		51,625	402,675	146,192	364,539
Effect of foreign exchange rate changes		(3,548)	(27,678)	3,872	(194)

Cash and cash equivalents at end of the year	29	34,668	270,414	402,675	146,192

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2014, 2015 and 2016

	Attributable to equity holders of the Company
	Issued capital HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation reserve HK$’000	Capital reserve HK$’000	PRC statutory reserve HK$’000	Retained profits HK$’000	Sub-total HK$’000	Non-controlling interests HK$’000	Total equity HK$’000
	Note (a)				Note (b)	Note (c)
Balance at April 1, 2013	573	1,175,233	—	93,344	(637,323)	114,393	415,024	1,161,244	28,171	1,189,415
Profit for the year	—	—	—	—	—	—	104,331	104,331	2,953	107,284
Other comprehensive income:
Exchange difference on translation of foreign operations	—	—	—	24,833	—	—	—	24,833	1,544	26,377

Total comprehensive income for the year	—	—	—	24,833	—	—	104,331	129,164	4,497	133,661
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	5,476	(5,476)	—	—	—

Balance at March 31, 2014 and at April 1, 2014	573	1,175,233	—	118,177	(637,323)	119,869	513,879	1,290,408	32,668	1,323,076
Profit/(loss) for the year	—	—	—	—	—	—	61,246	61,246	(7,197)	54,049
Other comprehensive income:
Increase in fair values of leasehold land and buildings, net of deferred income tax	—	—	12,254	—	—	—	—	12,254	720	12,974
Exchange difference on translation of foreign operations	—	—	—	18,542	—	—	—	18,542	742	19,284

Total comprehensive income/(loss) for the year	—	—	12,254	18,542	—	—	61,246	92,042	(5,735)	86,307
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	23,201	(23,201)	—	—	—

Balance at March 31, 2015 and at April 1, 2015	573	1,175,233	12,254	136,719	(637,323)	143,070	551,924	1,382,450	26,933	1,409,383
Loss for the year	—	—	—	—	—	—	(49,250)	(49,250)	(15,049)	(64,299)
Other comprehensive income/(loss):
Increase in fair values of leasehold land and buildings, net of deferred income tax	—	—	9,670	—	—	—	—	9,670	89	9,759
Exchange difference on translation of foreign operations	—	—	—	(116,867)	—	—	—	(116,867)	(4,329)	(121,196)
Release of reserves upon deemed disposal of subsidiaries (Note 42)	—	—	—	(439)	—	—	—	(439)	—	(439)

Total comprehensive income/(loss) for the year	—	—	9,670	(117,306)	—	—	(49,250)	(156,886)	(19,289)	(176,175)
Appropriation of profit to PRC statutory reserve	—	—	—	—	—	7,144	(7,144)	—	—	—

Balance at March 31, 2016	573	1,175,233	21,924	19,413	(637,323)	150,214	495,530	1,225,564	7,644	1,233,208

The notes on pages F-12 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2014, 2015 and 2016

Note:

(a)	Issued capital included ordinary shares of HK$572,000 and preferred shares of HK$1,000 as at March 31, 2015 and 2016.
(b)	Capital reserve as at March 31, 2015 and 2016 comprises (1) a deficit of HK$703,648,000 arising from the merger with China Metro-Rural Limited (“China Metro”) resulted from a waiver of shareholders loans of HK$300,000,000 and issue of 57,443,234 ordinary shares with an equivalent amount of HK$1,003,648,000 which was recorded as a reduction of capital reserve (as detailed below); and (2) other capital reserve amounted HK$66,325,000 arising from the corporate restructuring in 1997.
In respect of the acquisition of the equity interest of China Metro which is further discussed in note 2(a) to the consolidated financial statements, an aggregate of 57,443,234 ordinary shares of the Company with an equivalent amount of HK$1,003,648,000 was issued. Such issuance was recorded as a reduction of capital reserve while the par value of the issued shares amounted to HK$448,000 was recorded as issued capital. The remaining amount between capital reserve and issued capital was recorded as share premium, net of 300,000 ordinary shares with a value of HK$5,241,000 which was issued as the issuance cost in respect of the share issuance.
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

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on August 1, 2016.

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

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2015. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 3 to the consolidated financial statements.

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

Upon the effective date of the Reorganization, the Group continued to conduct the business previously conducted by the MSHI Group (including the Company). Although the dissolution and liquidation of MSHI would result in the cessation of MSHI as the holding company of the MSHI Group, the dissolution and liquidation had no material impact on the Group’s financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company shall contractually assume all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI.

Merger with China Metro

Pursuant to an agreement and plan of merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited (“China Metro”) and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. On March 19, 2010, the Merger Agreement was adopted and the Merger was subsequently consummated, such that each outstanding share of China Metro as of the effective date of the Merger was converted automatically into the right to receive the number of the Company’s ordinary shares equivalent to 57,443,234 divided by the number of China Metro ordinary shares outstanding immediately prior to the Merger. As a result, based on outstanding 100 ordinary shares of China Metro immediately prior to the Merger, an aggregate of 57,443,234 ordinary shares of the Company was issued in connection with the Merger (with cash paid for fractional shares), of which 37,338,104 ordinary shares were issued to Kind United Holdings Limited (“Kind United”), the controlling shareholder of China Metro under the control of Mr. Cheng Chung Hing (“Mr. Cheng”), and the remaining 20,105,130 ordinary shares of the Company were issued to the minority shareholders of China Metro.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest is less than the fair value of the net assets of the subsidiary acquired in the case of bargain purchase, the difference is recognized directly in the consolidated income statement.

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

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5). Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that if the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

(e) Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

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

Investment properties are stated at fair value at the consolidated statement of financial position date. Any gain or loss arising from a change in fair value is recognized in the consolidated income statement. An investment property is derecognized upon disposals or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognized.

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

Construction-in-progress is stated at historical cost, and includes construction expenditures incurred and other direct costs capitalized during the construction period, less accumulated impairment losses, if any. No depreciation is provided in respect of construction-in-progress until the construction is completed. On completion, the construction-in-progress is transferred to appropriate categories of property, plant and equipment.

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Residual values, useful lives and depreciation methods are reviewed at each consolidated statement of financial position date.

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

(i) Properties under development

Property that is being constructed or developed for future use as held-for-sale is classified as properties under development and stated at lower of costs and net realisable value until construction or development is complete, at which time it is reclassified as completed properties held for sale. Costs comprise construction costs, borrowing costs capitalized, costs of land use rights, amortization of land use rights and professional fees incurred during the development period. If properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and buildings and stated at cost less any identified impairment losses for accounting purposes.

Properties under development are classified as current assets when the construction of the relevant properties commences unless the construction period of the relevant property development project is expected to complete beyond the normal operating cycle.

(j) Completed properties held for sale

Completed properties remained unsold at the end of the year are stated at the lower of cost, net realisable value and deemed cost.

Cost comprises development costs attributable to the unsold properties.

Net realisable value is determined by reference to the sale proceeds of properties sold in the ordinary course of business, less applicable variable selling expenses, or by management estimates based on prevailing marketing conditions.

If investment properties and/or investment properties under construction become properties held for sale, they are reclassified as completed properties held for sale and their fair value at the date of reclassification becomes their deemed cost for accounting purpose.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(k) Land use rights

Land use rights include up-front payments to acquire land and payments for lease of properties held under operating leases. Land use rights are stated at cost and are amortized on a straight-line basis over the period of the lease and the related amortization expense is charged to administrative expenses. Land use rights are reclassified as properties under development or investment properties under construction when the corresponding properties are ready to be constructed. Amortization of land use rights during construction period are capitalized as part of the costs of properties under development or investment properties under construction.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each consolidated statement of financial position date subsequent to initial recognition, loans and receivables (including trade receivables, loan receivables and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses.

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

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in the consolidated income statement. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

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

(q) Revenue recognition

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards related to the properties are transferred to purchasers, which is when the construction of relevant properties has been completed, title to the properties has been delivered to the purchasers and collectability of related receivables is reasonably assured. Revenue is recognized only when collectability of such receivable is reasonably assured. Deposits and installments received on properties sold prior to the date of revenue recognition are included in the statements of financial position under current liabilities

Revenue from sales of properties with operating leaseback

As part of the Group’s overall strategy to develop property projects with specific themes, in relation to sales of certain properties, immediately following sale of such properties, the Group leases back the properties from purchasers for periods of 2 to 3 years either for an insignificant amount of rental payments or free of charge. As lease back of the properties for an insignificant amount of rental payments or free of charge was arranged as part of the sale of these properties, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. However, since the fair value of lease payments the Group would ordinarily make to lease such properties was estimated to be insignificant, the Group did not separately recognize it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Group disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Group considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The leaseback is considered as an operating lease due to (i) the ownership of the property will not transfer back to the Group by the end of the lease term; (ii) the Group does not have the option to purchase the property at the end of the lease term; (iii) the lease term is not the major part of the economic life of the property; (iv) at the inception of the lease, the fair value of the property is significantly higher than the present value of the minimum lease payments; and (v) any gains or losses from the fluctuation in the fair value of the property rest with the purchasers. In addition, operating leases rentals paid to purchasers are recorded as an expense on a straight line basis over the period of the lease.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segment, has been identified as the executive directors of the board that make strategic decision.

(s) Share-based payments

The Group operates a number of equity-settled, share based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. In determining the fair value of the options granted:

•	market performance conditions are taken into considerations;

•	the impact of any service and non-market vesting conditions (for example, profitability, sales growth targets and remaining employee of the entity over a specified time period) is excluded; and

•	the impact of any non-vesting conditions is included.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company’s net investment in a foreign operation, in which cases, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which case, the exchange differences are also recognized directly in equity.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same tax authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(z) Non-current assets held-for-sale

Non-current assets are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The non-current assets are stated at lower of carrying amount and fair value less cost to sell.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following revised IFRS, which are relevant to its operations:

•	Amendments to IAS 19 (2011), ‘Defined Benefit Plans: Employee Contributions’

•	Annual Improvements to IFRSs 2010-2012

•	Annual Improvements to IFRSs 2011-2013

The adoption of these newly effective amendments to existing standards does not have significant impact to the Group’s accounting policies or financial results.

(b) New or revised standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2015 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and 38	Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016
Amendments to IAS 16 and 41	Agriculture: Bearer Plants	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019

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

Classification between investment properties and properties held for sale

The Group develops properties held to earn rentals and/or for capital appreciation and properties held for sale. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for as investment properties under construction if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at the lower of cost and net realisable value, while the properties held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at the end of each reporting period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group are stated at fair value in accordance with the Group’s accounting policies stated in note 2(g) and 2(h) respectively. The fair value of investment properties, investment properties under construction, and leasehold land and buildings are determined by management based on valuation by independent professional valuers, and the fair values of investment properties, investment properties under construction and leasehold land and buildings are set out in notes 17, 18 and 19 to the consolidated financial statements respectively.

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

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statement of financial position date. In respect of the trade receivables past due but not impaired, majority of which are related to sales of properties in the PRC, for which it takes longer than normally required for customers to apply for mortgages in the locations at which the Company’s subsidiaries operated. As most of these mortgages were approved by banks and balances settled subsequent to the date of statement of financial position and additional resources have been invested to monitor the progress of mortgage application, management considered that these receivables are fully recoverable.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recoverability of completed properties held for sale and properties under development

Management performs a regular review on the carrying amounts of completed properties held for sale and properties under development. Based on management’s review, write-down of completed properties held for sale and properties under development will be made when the estimated net realisable value has declined below the carrying amount. In determining the net realisable value of completed properties held for sale and properties under development, management refers to the latest economic measures introduced by the local government, recent global and local economic developments, recent sales transactions of the Group and other similar properties in the surrounding areas, marketability of the Group’s existing properties, market survey reports available from independent property valuers, internally available information and management’s expectation on future sales.

Impairment of long-lived assets

The Group conducts impairment reviews of assets when events or changes in circumstances indicate that their carrying amounts may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is lower than the greater of its fair value less costs to sell or value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and other assumptions including the discount rate. Provision for impairment of deposit for land use right and deposit for investment properties during the year ended March 31, 2016 are set out in Note 11 and 22 to the consolidated financial statements.

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

Fair value of derivative financial instruments

The Group has issued certain warrants and convertible bonds where derivative financial liability components are classified as derivative financial liabilities. These warrants and derivative financial liability component of convertible bonds are determined by way of valuation technique or external valuation which requires subjective assumptions that are mainly based on performance conditions of the Group. The key assumptions are made by reference to the nature of the warrants and convertible bonds, share price of the trading securities, their conversion prices, implied volatility of their underlying trading securities and their exercise periods. Should the price of the underlying trading securities of these warrants be increased or decreased by 1% (2015: 1%), the impact on profit or loss would be a loss of HK$204,000 (2015: HK$305,000) and a gain of HK$204,000 (2015: HK$305,000), respectively. Should the price of the underlying trading securities of the convertible bonds is to be increased or decreased by 1% (2015: 1%), the impact on profit or loss would be a loss of HK$1,905,000 (2015: HK$7,280,000) and a gain of HK$1,905,000 (2015: HK$2,404,000), respectively.

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

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and income tax expense in the period in which such estimate is changed. As at March 31, 2016 and 2015, management recognized certain deferred tax assets on tax losses incurred by certain of the Group’s subsidiaries as management considered future taxable profits of these subsidiaries where losses were incurred were probable.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. As at March 31, 2016 and 2015, management did not recognize any deferred income tax liability with respect to these temporary differences as management considered these temporary differences would not be reversed in the foreseeable future.

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

The management of the Group reviews the capital structure periodically. As part of this review, the management of the Group considers costs of capital, its covenant obligations on the borrowings as discussed in note 33, and the risks associated with issued share capital and will balance its overall capital structure through the drawdown of bank and other borrowings, the repayment of existing bank and other borrowings or the adjustment of dividend policy.

The management of the Group monitors its capital structure on the basis of net debt. Net debt is set out as follows:

	2016 HK$’000	2015 HK$’000
Bank and other borrowings	717,246	1,149,754
Loans from a shareholder	215,000	65,000
Loans from a non-controlling interest of a subsidiary	58,800	58,800
Convertible bonds	736,788	607,482
Restricted and pledged bank deposits	(48,065)	(150,640)
Cash and cash equivalents	(270,414)	(402,675)

Net debt	1,409,355	1,327,721

Note 6—Financial Risk Management

The Group’s major financial instruments include trade and other receivables, restricted and pledged bank deposits, cash and cash equivalents, trade and other payables, derivative financial liabilities, bank and other borrowings, convertible bonds and loans from a shareholder and a non-controlling interest. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk and interest rate risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

Currency risk arises when recognized assets and liabilities are denominated in a currency other than the functional currency of the Group’s entities to which they relate. The Group’s assets, liabilities and transactions are principally denominated in RMB and HK$, which are also the functional currency of the Group’s entities to which these balances relate. In addition, the Group has certain assets, liabilities and transactions denominated in US$. Given the exchange rate is pegged between HK$ and US$, it is not foreseen that the Group will be exposed to significant exchange risk of US$. Accordingly, risk that the Group is subject to foreign currency risk at March 31, 2015 and 2016 is minimal.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$464,023,000 (2015: HK$626,436,000) which were denominated in RMB, fixed-rate convertible bonds of HK$736,788,000 (2015: HK$607,482,000) which were denominated in US$ and fixed-rate other borrowings of HK$35,000,000 (2015: HK$93,000,000) and HK$218,223,000 (2015: HK$430,318,000) which were dominated in HK$ and RMB, respectively, and fixed-rate shareholder loans of HK$215,000,000 (2015: HK$65,000,000) which were denominated in HK$. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate whenever possible so as to minimize the fair value interest rate risk. However, subject to the Group’s working capital requirements and the availability of variable-rate bank borrowings, the Group may have to obtain borrowings with fixed interest rate.

The tenure of the fixed-rate bank and other borrowings and fixed-rate shareholder loans ranges from one to two years. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of the bank and other borrowings and fixed-rate shareholder loans is detailed in note 6(c) to the consolidated financial statements.

At March 31, 2016, if interest rates had been 0.25% (2015: 0.25%) higher/lower with all other variables held constant, interest payment on floating rate borrowings would have been approximately HK$1,160,000 (2015: HK$1,566,000) higher/lower. Post-tax loss (2015: Post-tax profit) for the year would have been approximately HK$1,944,000 (2015: HK$1,683,000) higher/lower (2015: lower/higher) mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Since a majority of the interest expenses would be capitalized and as such interest expenses of these borrowings are directly attributable to the property construction, the management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

(b) Credit risk

Credit risk mainly arises from trade and other receivables, restricted and pledged bank deposits and cash and cash equivalents.

In respect of restricted and pledged bank deposits and cash and cash equivalents, the Group will place cash in banks and financial institutions with high credit ratings assigned by international credit-rating agencies.

Most of the Group’s customers do not have independent rating. Before accepting certain new customers, where available at reasonable cost, the Group obtains credit reports from commercial information provider to assess the potential customer’s credit and defines credit limits by customer. Credit limits of customers are reviewed periodically. In order to minimize the credit risk, the management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. For the trade receivables arising from sales of properties, the Group managed the credit risk by fully receiving cash upon sale of properties or ensuring purchasers’ mortgage loans financing procedures are being arranged unless strong credit records of the customers could be established. The Group has policies in place to ensure that sales are made to purchasers with an appropriate financial strength and appropriate percentage of down payments. It also has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment provisions are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spreading over a number of counterparties and customers.

For all trade receivables in connection with sales of properties, the Group has the right to repossess the properties when the repayments of trade receivables in respect of properties sales are in default. This arrangement has mitigated the credit risk for those customers which cannot be assessed through our past experience and other factors to prove their credit standing.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank and other borrowings and ensures compliance with loan covenants.

As at March 31, 2016 and 2015, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2016		March 31, 2015
	Current within one year HK$’000	Non-current after one but within two years HK$’000	Current within one year HK$’000	Non-current after one but within two years HK$’000
Trade and other payables	1,268,898	—	1,614,287	—
Bank and other borrowings	717,246	—	621,695	528,059
Loans from a shareholder	160,000	55,000	—	65,000
Convertible bonds	234,000	468,000	702,000	—
Interest obligations	124,675	276,393	161,177	12,409

	2,504,819	799,393	3,099,159	605,468

(d) Fair value estimation

The financial instruments carried at fair values by valuation method which are categorized into different category levels have been defined as follows:

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

As at March 31, 2016, the Group’s derivative financial instruments, including warrants and derivative financial liability components of the convertible bonds, were valued at HK$8,370,000 (2015: HK$17,462,000) and HK$98,604,000 (2015: HK$232,795,000), respectively. The fair value of the warrants and derivative financial liability components of the convertible bonds that are not traded in an active market is determined by way of valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates, which include using recent arm’s length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis, and option pricing models. As one or more of the significant inputs is not based on observable market data, the warrants and derivative financial liability components of the convertible bonds are categorized as level 3.

As at March 31, 2016 and 2015, the Group did not have any financial instruments categorized as level 1 or level 2 and there were no transfers among levels 1, 2 and 3 during the years ended March 31, 2016 and 2015.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in level 3 instruments for the years ended March 31, 2016 and 2015.

	Warrants issued in May 2011 HK$’000	Warrants issued in August 2012 HK$’000	Derivative components of convertible bonds HK$’000	Total HK$’000
At April 1, 2014	10	24,364	287,893	312,267
Decrease in fair values of derivative components/warrants	(10)	(7,332)	(60,583)	(67,925)
Amortization of deferred loss on warrants and derivative components of convertible bonds	—	430	5,485	5,915

At March 31, 2015 and at April 1, 2015	—	17,462	232,795	250,257
Decrease in fair values of derivative components/warrants		(9,522)	(139,684)	(149,206)
Amortization of deferred loss on warrants and derivative components of convertible bonds	—	430	5,493	5,923

At March 31, 2016	—	8,370	98,604	106,974

Total gain for the year included in the consolidated income statement for liabilities held at the end of the year:
March 31, 2015	(10)	(6,902)	(55,098)	(62,010)
March 31, 2016	—	(9,092)	(134,191)	(143,283)

Changes in unrealized gain for the year included in profit or loss at the end of the year:
March 31, 2015	(10)	(6,902)	(55,098)	(62,010)
March 31, 2016	—	(9,092)	(134,191)	(143,283)

The higher the Company’s share price and the expected volatility used in determining the fair values of the level 3 instruments, the higher the fair values of the instruments. The lower the interest rate used in determining the fair values of the level 3 instruments, the lower the fair values of the instruments.

For disclosures of investment properties, investment properties under construction and property, plant and equipment that are measured at fair values, please refer to notes 17, 18 and 19 to the consolidated financial statements, respectively.

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

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Sales of properties	210,019	1,393,958	205,011
Rental and property management income	8,363	5,738	10,244
Hotel income	2,484	1,057	—
Revenue from servicing and assignments of development rights	—	—	171,761

	220,866	1,400,753	387,016

Note 8—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive directors of the board that are used to make strategic decision.

As at and for the year ended March 31, 2016, the Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and from the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segments are as follows:

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China and hotel operations.

Rural-urban migration and city re-development—Development, sales and leasing of residential and commercial properties and servicing and assignments of development rights.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2016

	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	52,124	168,742	220,866

Segment operating (loss)/profit	(316,831)	225,804	(91,027)
Finance income	182	1,372	1,554
Finance costs	(11,003)	(12,832)	(23,835)
Share of losses of an associate	(2,368)	—	(2,368)

Segment (loss)/profit before income tax	(330,020)	214,344	(115,676)
Income tax expenses	(2,488)	(82,478)	(84,966)

Segment (loss)/profit after taxation	(332,508)	131,866	(200,642)

Other information:
Depreciation	19,315	11,909	31,224
Amortization	1,820	4,036	5,856
(Decrease)/increase in fair values of investment properties	(8,385)	1,163	(7,222)
Provision for impairment of deposit for land use rights	124,373	—	124,373
Provision for impairment of deposit for investment properties	12,241	—	12,241
Provision for impairment of trade and other receivables	88,254	2,191	90,445

The segment results for the year ended March 31, 2015

	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	74,794	1,325,959	1,400,753

Segment operating (loss)/profit	(217,205)	508,936	291,731
Finance income	13,430	627	14,057
Finance costs	(6,215)	—	(6,215)
Share of losses of an associate	(12,813)	—	(12,813)

Segment (loss)/profit before income tax	(222,803)	509,563	286,760
Income tax expenses	(37,588)	(242,867)	(280,455)

Segment (loss)/profit after taxation	(260,391)	266,696	6,305

Other information:
Depreciation	17,764	8,695	26,459
Amortization	2,544	3,944	6,488
(Decrease)/increase in fair values of investment properties	(13,242)	17,494	4,252
Provision for impairment of trade and other receivables	101,308	12,611	113,919

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2014

	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Profit and loss items
Segment revenue and revenue from external customers	215,255	171,761	387,016

Segment operating (loss)/profit	(40,695)	151,377	110,682
Finance income	27,221	189	27,410
Share of losses of an associate	(2,258)	—	(2,258)

Segment (loss)/profit before income tax	(15,732)	151,566	135,834
Income tax expenses	(42,706)	(44,133)	(86,839)

Segment (loss)/profit after taxation	(58,438)	107,433	48,995

Other information:
Depreciation	9,730	337	10,067
Amortization	2,641	455	3,096
Increase in fair values of investment properties	18,296	—	18,296
Provision for impairment of trade and other receivables	43,221	—	43,221
Impairment of deposit for investment properties	2,426	—	2,426

The segment assets and liabilities at March 31, 2016

	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,216,703	4,123,728	7,340,431
Total segment assets include:
Interest in an associate	8,865	—	8,865
Interests in joint ventures	7,052	187,386	194,438
Additions to non-current assets	945	40,200	41,145
Total segment liabilities	1,364,405	3,638,155	5,002,560

The segment assets and liabilities at March 31, 2015

	Agricultural logistics HK$’000	Rural-urban migration and city re- development HK$’000	Total HK$’000
Statements of financial position items
Total segment assets	3,350,674	2,574,494	5,925,168
Total segment assets include:
Interest in an associate	11,840	—	11,840
Interest in a joint venture	7,466	—	7,466
Additions to non-current assets	183,738	70,992	254,730
Total segment liabilities	1,572,704	1,925,366	3,498,070

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the reportable segments’ profit before income tax to the Group’s profit before income tax is as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Total (loss)/profit before income tax for reportable segments	(115,676)	286,760	135,834
Decrease in fair value of the warrants	9,092	6,912	12,991
Decrease in fair value of derivative components of convertible bonds	134,191	55,098	74,894
Corporate finance costs	—	—	(16,918)
Corporate expenses, net	(6,940)	(14,266)	(12,678)

Profit before income tax of the Group	20,667	334,504	194,123

A reconciliation of the total of reportable segments’ assets to the Group’s total assets is as follows:

	At March 31, 2016 HK$’000	At March 31, 2015 HK$’000
Total for reportable segments	7,340,431	5,925,168
Unallocated:
Corporate assets	5,172	5,497

Total assets for the Group	7,345,603	5,930,665

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	At March 31, 2016 HK$’000	At March 31, 2015 HK$’000
Total for reportable segments	5,002,560	3,498,070
Unallocated:
Corporate liabilities	266,073	165,473
Derivative financial liabilities	106,974	250,257
Convertible bonds	736,788	607,482

Total liabilities for the Group	6,112,395	4,521,282

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are Nil (2015: Nil and 2014: Nil) and HK$220,866,000 (2015: HK$1,400,753,000 and 2014: HK$387,016,000) respectively.

As of March 31, 2016, the total of non-current assets located in Hong Kong and places other than Hong Kong are HK$4,000 (March 31, 2015: HK$25,000) and HK$1,271,016,000 (March 31, 2015: HK$1,175,232,000) respectively.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended March 31, 2016, 2015 and 2014, all of the Group’s revenue were from external customers located in the PRC.

During the year ended March 31, 2016, there was no revenue (2015: Nil and 2014: HK$171,761,000) derived from a single external customer amounted to 10% or more of the Group’s revenue.

Note 9—Other Income, Net

The Group’s other income, net, as presented on the face of the consolidated income statements is analyzed as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Government grants (Note)	39,304	1,261	16,063
Others	1,902	1,627	622

	41,206	2,888	16,685

Note:

The Group received government grants from local governments on its contribution to the overall developments and operations of integrated agricultural logistic and trade centers and supporting facilities, and rural-urban migration and city re-development at their cities. Majority of these grants were provided subsequent to the sales of properties developed in these cities.

Note 10—Other Gains, Net

The Group’s other gains, net, as presented on the face of the consolidated income statements is analyzed as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Exchange gain /(loss)	6,360	(1,836)	(4,641)
Decrease in fair values of derivative components of convertible bonds (Note (i))	134,191	55,098	74,894
Decrease in fair values of the warrants (Note (ii))	9,092	6,912	12,991
(Decrease)/increase in fair values of investment properties and investment properties under construction	(7,222)	4,252	18,296
Decrease in fair values of leasehold land and buildings	(7,872)	(23,338)	—
Loss on disposal of property, plant and equipment	(7)	(504)	—
Transactions costs related to the derivative components of convertible bonds	—	—	(128)
Gain on deemed disposal of subsidiaries (Note 42)	133,330	—	—
Release of reserve upon deemed disposal of subsidiaries	439	—	—

	268,311	40,584	101,412

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(i)	As discussed in note 34, the Company issued certain convertible bonds which contained a derivative component during the years ended March 31, 2014 and 2013. Due to a decrease in fair value of the derivative component mainly arising from the decrease in the Company’s share price and the approaching in maturity dates, the Company recorded a gain of HK$134,191,000 (2015: a gain of HK$55,098,000 mainly arising from decrease in the Company’s share price and the approaching in maturity dates and 2014: a gain of HK$74,894,000 mainly arising from decrease in the Company’s share price). The assumptions used in determining the fair value of the derivative component are further discussed in note 34 to these consolidated financial statements.
(ii)	As discussed in note 32, the Company issued certain warrants during the years ended March 31, 2013 and 2012. In the current year, due to a decrease in fair value of these warrants mainly arising from the decrease in the Company’s share price, the Company recorded a gain of HK$9,092,000 (2015: a gain of HK$6,912,000 mainly arising from the decrease in the Company’s share price and 2014: a gain of HK$12,991,000 mainly arising from the decrease in the Company’s share price). The assumptions used in determining the fair value of these warrants are further discussed in note 32 to these consolidated financial statements.

Note 11—Expenses by Nature

The Group’s expenses by their nature as presented on the face of the consolidated income statements is analyzed as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Costs of completed properties sold	100,384	805,882	126,982
Over provision for costs of completed properties sold in prior years (Note i)	(79,611)	—	—
Cost of property management	3,764	4,141	6,123
Employee benefit expenses (including directors’ emoluments) (Note 12)	65,504	52,196	37,098
Auditor’s remuneration
—Provision for current year	4,700	4,600	4,980
Depreciation of property, plant and equipment (Note 19)	31,224	26,459	10,067
Amortization of land use rights (Note 20)	5,856	6,488	3,096
Provision for impairment of trade and other receivables (Note 28)	89,465	113,919	43,221
Provision for impairment of deposit for land use right (Note 22)	124,373	—	—
Provision for impairment of deposit for investment properties (Note ii)	12,241	—	2,426
Operating lease rental on rented premises	5,721	2,484	1,968
Advertising, promotion and related expenses	35,216	19,799	23,164
Land use tax	41,964	25,955	17,740
Heating costs	5,440	6,306	11,980
Legal and professional fees	3,584	1,890	3,615
Others	35,242	34,631	26,764

Total cost of sales, selling expenses and administrative expenses	485,067	1,104,750	319,224

Note:

(i)	During the current year, there is a change in estimate on construction cost arising from the management of the Group negotiated with several of its contractors and was able to agree with them to reduce certain construction costs previously charged to the Group. Accordingly, revisions to the overall construction costs relating to the affected projects were required in the current year and an over provision for costs of completed properties sold in prior years of HK$79,611,000 was credited to the consolidated income statement during the fiscal year ended March 31, 2016.
(ii)	In prior years, the Group paid RMB11,925,000 as deposit for the acquisition of certain investment properties and the amount of RMB 1,925,000 was impaired during the fiscal year ended March 31,2014. During the fiscal year ended March 31, 2016, due to financial difficulty experienced by the developer of these properties, it is in the opinion of the Company’s directors that the recovery of the deposit is remote and therefore a provision of approximately RMB10,000,000 was recognized in the consolidated income statement.

Note 12—Employee Benefit Expenses (Including Directors’ Emoluments)

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Salaries, wages and other benefits	60,926	47,885	33,837
Pension costs—defined contribution plans and social security costs	4,578	4,311	3,261

	65,504	52,196	37,098

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Finance Income and Costs

The Group’s finance (costs)/income, net, as presented on the face of the consolidated income statements is analyzed as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Finance income
Interest income on short-term bank deposits	1,554	1,919	746
Interest income on other receivables (Note)	—	12,138	26,664

	1,554	14,057	27,410

Finance costs
Interest expense on bank borrowings	(40,532)	(66,804)	(69,833)
Interest expense on other borrowings	(64,357)	(56,219)	(19,965)
Interest expense on convertible bonds	(218,223)	(182,109)	(122,851)
Amounts capitalized on qualifying assets	299,277	298,917	195,731

	(23,835)	(6,215)	(16,918)

Net finance (costs)/income	(22,281)	7,842	10,492

Note:

During the fiscal year ended March 31, 2013, the Company disposed of its equity interests in China Focus City (H.K.) Holdings Limited and China Focus City Holdings (Group) Co., Ltd. and the disposal was satisfied by cash and certain interest bearing receivables with interest rates ranging from 12% to 21% per annum which gave rise to the interest income for the years ended March 31, 2015 and 2014. During the fiscal year ended March 31, 2015, the directors of the Company decided to record a provision for impairment against this entire balance as the directors of the Company considered collectability of the whole balance was remote. No interest income was earned for the year ended March 31, 2016

The capitalization rate of borrowings is 21.0% for the year ended March 31, 2016 (2015: 22.2% and 2014: 16.3%). The decrease is mainly attributable to the decrease in effective interest rate of the Group’s borrowings.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Income Tax Expenses

The Group’s income tax expenses as presented on the face of the consolidated income statements is analyzed as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Current income tax:
PRC enterprise income tax	63,804	113,863	70,132
PRC land appreciation tax	141,344	143,665	13,196

	205,148	257,528	83,328

Under provision in prior years:
PRC land appreciation tax	—	30,303	—

Deferred income tax (credit)/charge for the current year (Note 25)
PRC enterprise income tax	(56,421)	(7,376)	3,511
PRC land appreciation tax	(63,761)	—	—

	(120,182)	(7,376)	3,511

	84,966	280,455	86,839

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the tax rate of 25% (2015: 25% and 2014: 25%) on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

No income tax in respect of operations in Hong Kong has been provided as the Group has no assessable profits for the year based on existing legislation, interpretations and practices in respect thereof (2015 and 2014: Nil).

PRC land appreciation tax is levied and provided for in the consolidated financial statements at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

The tax charge for the year can be reconciled to the profit before income tax using the enacted tax rates of the home countries where the subsidiaries operated as follows:

	2016 HK$’000	2015 HK$’000	2014 HK$’000
Profit before income tax	20,667	334,504	194,123

Tax calculated at tax rates applicable to profits in the respective entities	(5,287)	84,144	44,165
Tax effect of:
Associate’s losses reported net of tax	592	3,203	564
PRC land appreciation tax deductible for PRC corporate income tax purposes	(19,396)	(43,492)	(3,299)
Expenses that are not deductible for tax purpose	65,778	46,338	20,009
Income not subject to tax	(58,119)	(11,190)	(14,556)
Utilization of tax loss not previously recognized	—	—	(256)
Tax loss for which no deferred income tax was recognized	23,815	27,484	27,016

	7,383	106,487	73,643
Land appreciation tax	77,583	173,968	13,196

Income tax charge for the year	84,966	280,455	86,839

The effective tax rate during the fiscal year ended March 31, 2016 was positive of 411.1% (2015: positive of 83.8% and 2014: positive of 44.7%). The increase in effective tax rate was primarily attributable to increase in land appreciation tax as a result of reduction in certain construction costs after negotiation with certain contractors.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings Per Share (“EPS”)

	March 31, 2016			March 31, 2015			March 31, 2014
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings per share:
Net (loss)/profit attributable to ordinary shares	(49,183)	73,544	(0.67)	61,163	73,544	0.83	104,189	73,544	1.42
Net (loss)/profit attributable to preferred shares	(67)	100	(0.67)	83	100	0.83	142	100	1.42

Net (loss)/profit attributable to equity holders	(49,250)			61,246			104,331
Effect of dilutive convertible bonds	(134,191)	78,575		(55,098)	78,575		(80,632)	55,499

Diluted earnings/(loss) per share:
Net (loss)/profit attributable to ordinary shares, including assumed exercise	(183,374)	152,120	(1.21)	6,065	152,120	0.04	23,557	129,043	0.18
Net (loss)/profit attributable to preferred shares, including assumed exercise	(67)	100	(0.67)	83	100	0.83	142	100	1.42

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders after deducting the profit shared by preferred shares, and on the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Dilutive potential ordinary shares comprise convertible debt and warrants. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense and changes in fair value of derivative components of convertible debt less the tax effect, if applicable. For the warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants. For the fiscal year ended March, 2016, the convertible debt and warrants are anti-dilutive.

Note 16—Dividend

No dividends were paid, declared or proposed during the years ended March 31, 2016, 2015 and 2014.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Investment Properties

	2016 HK$’000	2015 HK$’000
At fair value
At beginning of the year	633,544	608,909
Exchange difference	(35,009)	5,465
Transferred from land use rights (Note 20)	—	14,918
Transferred from investment properties under construction (Note 18)	4,138	—
Refund of government grant	(1,873)	—
(Decrease)/increase in fair values (Note 10)	(7,222)	4,252

At end of the year	593,578	633,544

The following amounts have been recognized in the consolidated income statements for investment properties:

	2016 HK$’000	2015 HK$’000
Rental income	4,189	2,944
Direct operating expenses arising from investment properties that generate rental income	(209)	(147)

	3,980	2,797

As at March 31, 2016 and 2015, the Group had no unprovided contractual obligations for future repairs and maintenance.

Independent valuations of the Group’s investment properties were performed by an independent professional property valuer, Savills Valuation and Professional Services Limited, to determine the fair values of the investment properties as at March 31, 2016, by using either the market approach, income approach or cost approach, at a total of HK$593,578,000 (2015: HK$633,544,000). The valuations were arrived at by making reference to comparable market transactions or construction costs and where appropriate, on the basis of capitalising the net rental income derived from the existing tenancies with due allowance on reversionary potential. The decrease in fair value of the investment properties amounted to HK$7,222,000 (2015: HK$4,252,000 increase) has been debited (2015: credited) to other gains, net in the consolidated income statement.

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

The Group’s policy is to recognize transfers between fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. As at March 31, 2016 and 2015, the Group did not have any investment properties and investment properties under construction categorized as level 1 or level 2 and there were no transfers among levels 1, 2 and 3 during the years ended March 31, 2016, 2015 and 2014.

The Group’s investment properties and investment properties under construction were valued at March 31, 2016 and 2015 by independent professional qualified valuers who hold a recognized relevant professional qualification and have recent experience in the locations and segments of the investment properties and investment properties under construction valued. For all investment properties and investment properties under construction, they have been on the basis of highest and best use and reflective of their existing state as of the valuation date.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s finance department includes a team that review the valuations performed by the independent valuers. Discussions of valuation processes and results are held between the Chief Financial Officer, the valuation team and the valuers at least once a year, in line with the Group’s annual reporting date. As at March 31, 2016 and 2015, the fair values of the investment properties and investment properties under construction have been determined by Savills Valuation and Professional Services Limited.

At each financial year end the finance department:

•	Verifies all major inputs to the independent valuation report;

•	Assesses property valuations movements when compared to the prior year valuation report;

•	Holds discussions with the independent valuers.

The fair value of certain investment properties in China Northeast Logistics City—Tieling amounted to HK$385,487,000 (2015: HK$416,482,000) was determined by using the income capitalization method, which was valued by capitalising the estimated market rental for the unexpired land use term. The capitalization rate adopted ranged from 7% to 8.5% (2015: 7% to 8%) and the monthly market rental used ranged from RMB3.4 to RMB31.0 (2015: RMB3.4 to RMB32.0) per month per square meter. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

The fair value of certain investment properties in China Northeast Logistics City—Tieling amounted to HK$535,605,000 (2015: HK$575,026,000) was determined by using direct comparison approach with reference to the comparable market transactions as available in the relevant markets assuming sales with the benefit of immediate vacant possession. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

The fair value of an investment property in China Northeast Logistics City—Dezhou amounted to HK$164,267,000 (2015: HK$173,904,000) was determined by using depreciated replacement cost (“DRC”) approach. DRC is based on an estimate of the current replacement costs of improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The DRC approach generally provides the most reliable indication of value of the properties in the absence of known market based on comparable sales. The DRC is subject to adequate potential profitability of the business.

The fair value of investment properties in China Glorious City—Zhoukou amounted to HK$30,096,000 (2015: HK$32,623,000) was determined by using income capitalization method, which was valued by capitalising the estimated market rental for the unexpired land use term. The capitalization rate adopted was 6.5% (2015: 6.5%) and the monthly market rental used was RMB4.5 (2015: RMB5.0) per month per square meter. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

The fair value of an investment property in China Glorious Logistics City—Zhoukou amounted to HK$4,076,000 (2015: Nil) was determined by using depreciated replacement cost (“DRC”) approach. DRC is based on an estimate of the current replacement costs of improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The DRC approach generally provides the most reliable indication of value of the properties in the absence of known market based on comparable sales. The DRC is subject to adequate potential profitability of the business.

There are inter-relationships between unobservable inputs. Expected vacancy rates may impact the yield with higher vacancy rates resulting in higher yields. An increase in future rental income may be linked with higher cost. If the remaining lease term increases, the yield may decrease.

There were no changes to the valuation techniques during the years ended March 31, 2016 and 2015.

The Group’s investment properties are either rented or intended to be rented out under operating leases.

All the Group’s investment properties are located in the PRC and the land, on which these investment properties are located, was held under leases of 40 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Investment Properties Under Construction

	2016 HK$’000	2015 HK$’000
At fair value
At beginning of the year	—	—
Additions	4,138	—
Transfer to investment properties (Note 17)	(4,138)	—

At end of the year	—	—

Note 19—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2014	75,792	2,112	13,267	14,443	16,456	—	122,070
Exchange difference	2,656	44	116	182	172	—	3,170
Additions	—	5,848	—	4,270	5,295	57,729	73,142
Acquisition of a subsidiary (Note 41)	163,454	—	—	3,185	32	—	166,671
Disposals	—	(1,513)	—	(140)	(1,018)	—	(2,671)
Reclassification upon completion	57,729	—	—	—	—	(57,729)	—
Revaluation decrease, net	(23,288)	—	—	—	—	—	(23,288)

At March 31, 2015 and at April 1, 2015	276,343	6,491	13,383	21,940	20,937	—	339,094
Exchange difference	(15,235)	(348)	(742)	(1,233)	(1,168)	(430)	(19,156)
Additions	—	—	—	1,535	834	34,638	37,007
Disposals	(596)	—	—	(74)	(461)	—	(1,131)
Reclassification upon completion	13,691	—	—	—	—	(13,691)	—
Revaluation decrease, net	(16,963)	—	—	—	—	—	(16,963)

At March 31, 2016	257,240	6,143	12,641	22,168	20,142	20,517	338,851

Comprising:
At cost—March 31, 2015	—	6,491	13,383	21,940	20,937	—	62,751
At valuation—March 31, 2015	276,343	—	—	—	—	—	276,343

	276,343	6,491	13,383	21,940	20,937	—	339,094

At cost—March 31, 2016	—	6,143	12,641	22,168	20,142	20,517	81,611
At valuation—March 31, 2016	257,240	—	—	—	—	—	257,240

	257,240	6,143	12,641	22,168	20,142	20,517	338,851

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction- in-progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2014	—	1,172	4,049	7,107	6,275	—	18,603
Exchange difference	203	7	41	90	71	—	412
Depreciation charged for the year	17,045	756	945	4,656	3,057	—	26,459
Eliminated on disposals	—	(1,009)	—	(73)	(610)	—	(1,692)
Eliminated on revaluation	(17,248)	—	—	—	—	—	(17,248)

At March 31, 2015 and at April 1, 2015	—	926	5,035	11,780	8,793	—	26,534
Exchange difference	—	(64)	(307)	(706)	(547)	—	(1,624)
Depreciation charged for the year	22,097	1,210	1,379	3,228	3,310	—	31,224
Eliminated on disposals	—	—	—	(5)	(410)	—	(415)
Eliminated on revaluation	(22,097)	—	—	—	—	—	(22,097)

At March 31, 2016	—	2,072	6,107	14,297	11,146	—	33,622

Net book amount
At March 31, 2015	276,343	5,565	8,348	10,160	12,144	—	312,560

At March 31, 2016	257,240	4,071	6,534	7,871	8,996	20,517	305,229

All the Group’s leasehold land and buildings are located in the PRC and the land, on which these buildings are located, was held under leases of 40 years.

The depreciation for the fiscal year ended March 31, 2016 of HK$7,445,000 (2015: HK$8,655,000), HK$1,844,000 (2015: HK$2,543,000) and HK$21,935,000 (2015: HK$15,261,000) were charged to cost of sales, selling and administrative expenses, respectively.

The fair value of the hotel located at Tieling, Liaoning Province amounted to HK$117,506,000 (2015: HK$140,900,000) was determined by using the income capitalization method, which was valued by capitalising the estimated market rental for the unexpired land use term. The capitalization rate adopted was 9% (2015: 9%) and the monthly market rental used was RMB270 (2015: RMB300) per day per room. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

Certain properties of the Group regarded as operational such as sales center and showroom located at Tieling, Liaoning Province and Dezhou, Shandong Province were valued on the basis of direct comparison approach at HK$75,778,000 (2015: HK$80,224,000) with reference to the comparable market transactions as available in the relevant markets assuming sales with the benefit of immediate vacant possession. The higher the capitalization rate, the lower the fair value. The higher the rental value, the higher the fair value.

Certain properties of the Group regarded as operational such as Water Plant and Heating Station located at Tieling, Liaoning Province and sales center and showroom located at Zhoukou, Henan Province, Hengyang, Hunan Province and Handan, Hebei Province were valued on the basis of depreciated replacement cost (“DRC”) at HK$63,956,000 (2015: HK$55,219,000) as there were no comparable market transaction for such properties. DRC is based on an estimate of the current replacement costs of improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The DRC approach generally provides the most reliable indication of value of the properties in the absence of known market based on comparable sales. The DRC is subject to adequate potential profitability of the business.

If the leasehold land and buildings had not been revalued, they would have been included in the consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$261,055,000 (2015: HK$285,533,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Land Use Rights

	2016 HK$’000	2015 HK$’000
At beginning of the year	272,573	262,369
Exchange difference	(15,999)	2,351
Amortization for the year	(5,856)	(6,488)
Additions (Note (i))	1,676,129	638,127
Refunds of payments from acquisition of land use rights (Note (ii))	(357,781)	(288,163)
Injection into a joint venture (Note 24)	—	(7,417)
Deemed disposal of subsidiaries (Note 42)	(480,671)	—
Reclassified as non-current asset held for sale (Note 30(b))	(13,411)	—
Transferred to investment properties (Note 17)	—	(14,918)
Transferred to properties under development (Note 27)	(774,886)	(313,288)

At end of the year	300,098	272,573

Represented by:
Amount included under current assets	260,142	215,084
Amount included under non-current assets	39,956	57,489

	300,098	272,573

Note:

(i)	During the years ended March 31, 2016 and 2015, the additions included certain up-front payments and related costs incurred in acquiring a portion of China Northeast Logistics City—Dezhou land, China Glorious City—Hengyang land, China Glorious City—Zhoukou, China Glorious City—Nanyang and China Glorious City—Handan land.
(ii)	During the years ended March 31, 2016 and 2015, majority of the refunds represented governments grants received from the local governments and money received from the local governments for certain payments made and costs incurred in acquiring lands for China Glorious City—Zhoukou, China Glorious City—Hengyang and China Glorious City—Handan.

As at March 31, 2016, the amount of land use rights included in current assets expected to be recovered after more than one year amounted to HK$258,932,000 (2015: HK$213,393,000). The remaining balance is expected to be recovered within one year.

The land use rights are situated in the PRC and held under the lease of between 40 and 70 years.

Note 21—Goodwill

	2016 HK$’000	2015 HK$’000
Cost
At beginning of the year	919	—
Acquisition of a subsidiary (note 41)	—	919

At end of the year	919	919

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22—Deposits for Acquisition of Land Use Rights

During the year ended March 31, 2009, the Group disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of RMB101,600,000 (the “Receivables”) to an independent third party (the “Buyer”). In December 2009, the PRC local government, the Buyer and the Group entered into a memorandum pursuant to which the PRC local government and the Buyer agreed that the Group would be able to utilize the Receivables as part of the future land acquisition consideration in Tieling, the PRC. Accordingly, the Receivables were transferred to deposits for acquisition of land use rights during the fiscal year ended March 31, 2010 and the amount as at March 31, 2016 was approximately HK$121,821,000 (March 31, 2015: HK$128,968,000). During the fiscal year ended March 31, 2016, management of the Group had been in discussions with the PRC local government about the utilization plan of the deposits for acquisition of land use rights but was unable to reach a settlement plan nor agree on a payment schedule. It is in the opinion of the Company’s directors that the recoverability of this balance is remote. Accordingly, a provision for impairment of the receivable of RMB101,600,000 (approximately HK$121,821,000) was charged to the consolidated income statement during the fiscal year ended March 31, 2016.

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB161,409,000 to the PRC local government as a deposit for purchase of a land use right for its project in Dezhou, the PRC, and the deposit as March 31, 2014 was approximately HK$203,107,000. The deposit was utilized during the fiscal year ended March 31, 2015 for the purchase of land use right. During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB343,164,000 to the PRC local government as a deposit for purchase of land use right for its project in Hengyang, the PRC. During the fiscal year ended March 31, 2015, an accumulated amount of RMB184,489,000 was utilized upon purchase of land use right. During the fiscal year ended March 31, 2016, the Group paid an aggregate amount of RMB16,150,000 to the PRC local government as a deposit for purchase of land use right for its project in Hengyang, the PRC and an amount of RMB158,675,000 was utilized upon purchase of land use right and net deposit balance as at March 31, 2016 was RMB16,150,000 or approximately HK$19,364,000 (March 31, 2015: HK$201,417,000).

During the fiscal year ended March 31, 2014, the Group paid an aggregate amount of RMB23,500,000 to the PRC local government as a deposit for purchase of a land use right for its project in Zhoukou, the PRC, and the deposit at March 31, 2014 was approximately HK$29,571,000. The deposit was fully utilized for the purchase of land use right during the fiscal year ended March 31, 2015. During the fiscal year ended March 31, 2016, the Group paid an aggregate amount of RMB35,800,000 to the PRC local government as a deposit for purchase of land use right for its project in Zhoukou, the PRC and its balance as at March 31, 2016 was RMB35,800,000 or approximately HK$42,925,000 (March 31, 2015: Nil).

During the fiscal year ended March 31, 2016, the Group paid an aggregate amount of RMB613,887,000 to the PRC local government as a deposit for purchase of a land use right for its project in Handan, the PRC. The deposit was fully utilized for the purchase of land use right during the fiscal year ended March 31, 2016.

During the fiscal year ended March 31, 2016, the Group paid an aggregate amount of RMB329,477,000 to the PRC local government as a deposit for purchase of a land use right for its project in Nanyang, the PRC. The deposit was fully utilized for the purchase of land use right during the fiscal year ended March 31, 2016.

As at March 31, 2016, the amount of deposits for acquisition of land use rights included in current assets expected to be recovered after more than one year amounted to HK$62,289,000 (2015: HK$201,417,000).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23—Interest in an Associate

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Non-current assets:
Unlisted investment, at cost	28,686	28,686
Share of losses of an associate	(21,887)	(19,519)
Exchange difference	2,066	2,673

Share of net assets	8,865	11,840

Financial information of the associate for the years ended March 31, 2016 and March 31, 2015 is summarized as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Current assets	4,450	846
Non-current assets	180,841	202,515
Current liabilities	(148,446)	(158,216)

Equity	36,845	45,145

	2016 HK$’000	2015 HK$’000
Turnover	—	—

Net loss	(5,920)	(32,033)

The above financial information is presented before the elimination of unrealized gain between the Company and the associate in prior years.

There are no contingent liabilities relating to the Group’s interest in an associate.

At March 31, 2016, details of the Group’s investment in an associate are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %		Principal activities
			2016	2015
Tieling Motor Vehicles Trading Co., Ltd.* 鐵嶺機動車交易有限責任公司	The People’s Republic of China (“PRC”)	Registered capital of RMB75,000,000	40%	40%	Property development and investment

*	For identification purpose only.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24—Interests in Joint Ventures

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Non-current assets:
Unlisted investment, at cost	198,744	7,434
Share of losses	—	—
Exchange difference	(4,306)	32

Share of net assets	194,438	7,466

Details of the Group’s investments in joint ventures which are accounted for using equity method are as follows:

Name of Company	Place of establishment and operation	Class of shares held	Proportion of ownership interest %		Principal activities
			2016	2015
Tieling Jiacheng Agricultural Development Co., Ltd.* 鐵嶺嘉成農業發展有限公司 (Note (i))	PRC	Registered capital of RMB22,760,000	51%	51%	Not yet commenced operation
Hengyang Huayan Property Co., Ltd.* 衡陽華雁置業有限公司 (Note (ii))	PRC	Registered capital of RMB75,000,000	40%	—	Not yet commenced operation
Hengyang Huaqian Property Co., Ltd.* 衡陽華乾置業有限公司 (Note (ii))	PRC	Registered capital of RMB50,000,000	40%	—	Not yet commenced operation

*	For identification purpose only.

Note:

(i)	This joint venture company is an unlisted limited liability company registered in the PRC and there is no quoted market price available for its shares. The principal activity of this joint venture company is the development of certain trade centers located in Tieling, Liaoning Province. Furthermore, a contractual arrangement between the Group and its joint venture partner establishes share of control over this joint venture company.
(ii)	During the fiscal year ended March 31, 2016, the Company’s subsidiary, China Glorious City (Hengyang) Co., Ltd. entered into two co-operation agreements (the “Co-Operation Agreements”) with two independent third parties controlled by a company whose shares are listed on The Hong Kong Stock Exchange Limited (the “Hengyang JV Partners”), under which the Hengyang JV Partners became shareholder of Hengyang Huayan Property Co., Ltd. (“Huayan”) and Hengyang Huaqian Property Co., Ltd. (“Huaqian”) by injecting additional capital into Huayan and Huaqian which entitle the Hengyang JV Partners to own 60% equity interests in each of Huayan and Huaqian. As a result of the new shareholding structure and capital, the Company’s interests in Huayan and Huaqian were diluted from 100% to 40%, and the Company is deemed to have disposed of 60% of its equity interests in Huayan and Huaqian. Huayan and Huaqian are unlisted limited liability companies registered in the PRC and there are no quoted market price available for their shares. The principal activities of Huayan and Huaqian are the development of residential properties located in Hengyang, Hunan Province. Furthermore, contractual arrangements between the Group and the Hengyang JV Partners establish share of control over these companies.

There are no commitments and contingent liabilities relating to the Group’s interests in joint ventures.

Financial information of the Group’s significant joint ventures for the years ended March 31, 2016 and March 31, 2015 is summarized as follows:

	Huayan		Huaqian
	March 31, 2016 HK$’000	March 31, 2015 HK$’000	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Cash and cash equivalents	117	—	15	—
Prepayment	250	—	354	—
Land use rights	249,572	—	221,237	—

Total current assets	249,939	—	221,606	—

Other payable and accruals	(215,961)	—	(198,794)	—

Total current liabilities	(215,961)	—	(198,794)	—

Net assets	33,978	—	22,812	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As Huayan and Huaqian had not yet commenced operations during the year ended March 31, 2016, there were no turnover and insignificant amount of losses was incurred.

Note 25—Deferred Income Tax

The major deferred tax liabilities/(assets) recognized by the Group and movements thereon during the current year and prior year are as follows.

Deferred tax assets:

	Tax losses HK$’000	Temporary difference in relation to receipt in advance (Note) HK$’000	Total HK$’000
At April 1, 2014	(1,210)	—	(1,210)
Net credit to the consolidated income statement for the year	(8,502)	—	(8,502)
Exchange difference	(65)	—	(65)

At March 31, 2015 and at April 1, 2015	(9,777)	—	(9,777)
Net credit to the consolidated income statement for the year	(15,726)	(102,727)	(118,453)
Exchange difference	864	2,108	2,972

At March 31, 2016	(24,639)	(100,619)	(125,258)

Note:

The temporary difference was attributable to the provisional tax payments made based on the balances of receipt in advance related to the sales of completed properties during the year ended March 31, 2016. Such temporary difference is expected to be recovered when the corresponding revenue is recognized in future period.

As at March 31, 2016, the amount of deferred tax assets included in non-current assets expected to be recovered after one year is HK$1,525,000 (2015: HK$9,777,000). The remaining balance is expected to be recovered within one year.

Deferred tax liabilities:

Revaluation of leasehold land and buildings and investment properties HK$’000
At April 1, 2014	89,323
Net charge to the consolidated income statement for the year	1,126
Net charge to the consolidated statement of comprehensive income for the year	4,324
Exchange difference	819

At March 31, 2015 and at April 1, 2015	95,592
Net credit to the consolidated income statement for the year	(1,729)
Net charge to the consolidated statement of comprehensive income for the year	3,246
Exchange difference	(5,328)

At March 31, 2016	91,781

As at March 31, 2016 and 2015, the deferred taxes liabilities recognized by the Group were expected to be recovered in the period of beyond one year. As at March 31, 2016, the Group did not recognize deferred income tax assets of HK$97,587,000 (March 31, 2015: HK$77,226,000) in respect of tax losses amounting to HK$407,159,000 (March 31, 2015: HK$325,715,000) that can be carried forward against future taxable income as future taxable profits of certain of the Group’s subsidiaries where these losses were incurred were not probable. HK$49,448,000 of these losses (March 31, 2015: HK$49,448,000) can be carried forward indefinitely and an amount of HK$23,600,000, HK$28,324,000, HK$104,454,000, HK$106,070,000 and HK$95,263,000 will expire by 2017, 2018, 2019, 2020 and 2021, respectively (March 31, 2015: an amount of HK$13,819,000, HK$23,600,000, HK$28,324,000, HK$104,454,000 and HK$106,070,000 will expire by 2016, 2017, 2018, 2019 and 2020, respectively).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016, deferred income tax liabilities of HK$27,687,000 (March 31, 2015: HK$41,009,000) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$553,756,000 as of March 31, 2016 (March 31, 2015: HK$820,194,000).

Note 26—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and are held under lease term of 40 to 70 years. All the properties held for sale are stated at the lower of cost, deemed cost or net realisable value.

Note 27—Properties Under Development

	2016 HK$’000	2015 HK$’000
At beginning of the year	2,708,802	1,631,992
Exchange difference	(165,824)	18,414
Additions	866,644	1,335,873
Interest capitalized	298,749	297,688
Transferred from land use rights (Note 20)	774,886	313,288
Transferred to completed properties held for sale	—	(888,453)

At end of the year	4,483,257	2,708,802

All the Group’s properties under development are located in the PRC and the land, on which these properties under development are located, are held under leases of 40 to 70 years.

As at March 31, 2016, the amount of properties under development included in current assets expected to be recovered after more than one year is HK$4,198,161,000 (2015: HK$2,708,802,000). The remaining balance is expected to be recovered within one year.

Note 28—Trade and Other Receivables

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Trade receivables	35,565	418,801
Less: provision for impairment of trade receivables	(24,114)	(22,245)

Trade receivables, net	11,451	396,556
Prepaid expenses	4,583	8,050
Loans receivable (Note (i))	59,951	63,469
China tax receivable	61,036	4,367
Deposits and other receivables (Notes (i) and (ii))	145,321	146,025
Prepayments for construction costs	2,432	—
Less: provision for impairment of other receivables	(181,777)	(102,955)

	102,997	515,512

Represented by:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Amount included under current assets	100,220	515,512
Amount included under non-current assets	2,777	—

	102,997	515,512

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(i)	During the fiscal year March 31, 2013, the Company disposed of the entire equity interest in China Focus City Holdings (Group) Co., Ltd. (“Qiqihar CFC”) in return for an aggregate consideration of RMB276,923,000 (“Consideration receivable”) from two independent third parties (the “Qiqihar Buyers”). During the same fiscal year the Company advanced a loan of RMB50,000,000 with an effective interest rate of 21% per annum, to the Qiqihar Buyers as a result of the disposal of Qiqihar CFC. As of March 31, 2016, an amount of RMB80,955,000 (2015: RMB80,955,000) remained receivable from the Qiqihar Buyers, and the receivable was guaranteed by one of the shareholders of the Company (the “Guarantor”).
During the fiscal year ended March 31, 2015, the directors of the Company decided to record a provision for impairment against this entire balance as the directors of the Company considered collectability of the whole balance was remote. Accordingly, an amount of impairment for the receivable of RMB80,955,000 (approximately HK$102,100,000) was charged to the consolidated income statement during the fiscal year ended March 31, 2015.
The Group has filed a Hong Kong court case (Action No. 755 of 2015) against the Qiqihar Buyers and the Guarantor for the amount due totalling RMB30,955,000 (approximately HK$39,293,000). On July 16, 2015, a judgement from the Hong Kong Court of First Instance was issued in favour of the Group and demanded that the Guarantor should repay the Group for the amount due. During the current fiscal year, the Guarantor has lodged a petition to the Hong Kong court and the Group is currently in the progress of preparing for the hearing. Given the judgement issued is in favour the Group to demand the receivable, the Group’s director still in an opinion that collectability of the whole balance was remote unless any amount has been settled.
(ii)	During the fiscal years ended March 31, 2011 and 2012, the Group paid an aggregate amount of approximately RMB69,636,000 on behalf of the PRC local government. The outstanding amount was acknowledged and agreed by the PRC local government. During the current year, the Group’s management had been in discussions with the PRC local government regarding the settlement of the outstanding sum but was unable to reach a settlement plan nor agree a payment schedule. It is in the opinion the Company’s directors that the recoverability of this balance is remote. Accordingly, a provision for impairment of the receivable of RMB69,636,000 (approximately HK$85,244,000) was charged to the consolidated income statement during the fiscal year ended March 31, 2016.

The Group grants an average credit periods ranging from 60 days to 105 days to its customers. The carrying amounts of the trade and other receivables approximate their fair values as these financial assets, which are measured at amortized cost, are expected to be paid within a short period of time, such that the impact of the time value of money is not significant.

At each statement of financial position date, the recoverability of the Group’s trade receivables due from individual customers is assessed based on the credit history of its customers, their financial conditions and current market conditions. Specific impairment provision is recognized, if required.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Hong Kong dollars	1,309	1,256
Renminbi	101,688	514,256

	102,997	515,512

The Group has provided fully for all receivables where recovery of the amounts is remote unless the Group has determined that such balances are not recoverable, in which case the impairment loss is directly written off against the corresponding trade receivables.

Movements in the provision for impairment of trade receivables are as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
At beginning of the year	22,245	24,292
Exchange difference	(1,298)	198
Amount written off as uncollectible	—	(13,873)
Write-back of provision for impairment	(243)	—
Provision for impairment losses	3,410	11,628

At end of the year	24,114	22,245

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in trade and other receivables of the Group are trade receivables of HK$35,565,000 (2015: HK$418,801,000) and their ageing analysis is as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Not past due	924	392,331
More than 120 days past due	34,641	26,470

	35,565	418,801

As of March 31, 2016, trade receivables of HK$10,527,000 (2015: HK$4,225,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, the mortgage applications by customers would take longer than normally required in the locations at which the Group’s subsidiaries operated and management believes that no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
More than 120 days past due	10,527	4,225

As March 31, 2016, trade receivables of HK$24,114,000 (2015: HK$22,245,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
More than 120 days past due	24,114	22,245

Movements in the provision for impairment of other receivables are as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
At beginning of the year	102,955	23,908
Exchange difference	(7,476)	719
Provision for impairment loss	86,298	102,291
Amount written off as uncollectible	—	(23,963)

At end of the year	181,777	102,955

Note 29—Restricted and Pledged Bank Deposits and Cash and Cash Equivalents

(a) Restricted and pledged bank deposits

As at March 31, 2016, the Group’s bank balances amounting to approximately HK$48,065,000 (March 31, 2015: HK$24,972,000) were deposited at designated bank accounts in certain banks as guarantee deposits for property ownership certificates not yet transferred from the customers to the banks.

As at March 31, 2016, no bank balances (March 31, 2015: HK$125,668,000 carried interest at deposit rate of approximately 3% per annum) was pledged for the purpose of securing certain bank loans.

The carrying amounts of the Group’s restricted and pledged bank deposits are denominated in RMB.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Cash and Cash Equivalents

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Bank balances and cash	270,414	402,675

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Hong Kong dollars	7,638	6,778
Renminbi	261,704	394,553
United States dollars	1,069	1,340
Others	3	4

	270,414	402,675

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values.

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

Note 30—Trade Payables, Other Payables and Accruals

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Trade payables	951,440	1,127,248
China taxes payable	29,567	64,892
Accrued payroll and employee benefits	4,705	4,077
Guarantee deposits	44,111	95,930
Accrued loan interest payable	69,536	37,187
Accrued charges and other payables (Note)	709,955	349,845

	1,809,314	1,679,179

Note:

Balance included the following:

(a)	During the fiscal year ended March 31, 2015, an aggregate amount of RMB200,000,000, or approximately HK$253,875,000 was received from a local government related entity by China Glorious City—Hengyang. In April 2015, the amount was remitted to the local government in Hengyang.
(b)	During the fiscal year ended March 31, 2015, an amount of RMB35,000,000, or approximately HK$44,428,000 was received from an independent third party for the surrender of certain land use rights by the Group. During the fiscal year ended March 31, 2016, a compensation agreement was entered into between the Group and this independent third party where the Company will surrender that land use right with carrying amount of RMB10,956,000, or approximately HK$13,411,000 to this independent third party in return for a compensation of RMB45,750,000, or approximately HK$56,004,000. Accordingly, that land use right was reclassified as non-current asset held for sale as at March 31, 2016.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	During the fiscal year ended March 31, 2015, an aggregate amount of approximately RMB12,193,000, or approximately HK$15,478,000 was provided for trade disputes with certain contractors for damages claimed, which were primarily attributable to the followings:

(i)	The Company’s subsidiary, China Tieling Northeast is involved in a PRC court case brought about by a contractor, Kaiyuan Wei Min Construction Engineering Co., Ltd. (“Wei Min”), regarding a disputed construction contract where Wei Min is claiming damages of approximately RMB9,882,000. The litigation is still ongoing and there has been no material progress as at date of this report. Although a judgement is yet to be issued by local PRC court, the Group is of the opinion that full provision for the claim shall be made and accordingly, the amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015.
(ii)	The Company’s subsidiary, China Tieling Northeast is involved in a PRC court case brought about by a contractor, Tieling Xin Hai Construction Engineering Co., Ltd. (“Xin Hai”), regarding a disputed construction contract where Xin Hai is claiming damages of approximately RMB1,174,000. The amount was fully provided and has been charged to the consolidated income statement for the fiscal year ended March 31, 2015. During the current fiscal year, a judgement was issued by the PRC court in favour of Xin Hai and the provision made in the prior year is sufficient to cover the damages awarded to Xin Hai by the PRC court, therefore no additional provision is required. The Group has yet to settle the claim with Xin Hai and the balance remained outstanding as at March 31, 2016.

(d)	During the fiscal year ended March 31, 2016, the Group has received funds from various PRC local governments or their branches located in Nanyang, Dezhou and Tieling in the amounts of RMB145,000,000, RMB19,402,000 and RMB11,000,000, respectively. The Group has yet to receive any written confirmations from these authorities confirming the nature of, and conditions attached to, these subsidies.
(e)	During the fiscal year ended March 31, 2016, certain of the Group’s construction related guarantee deposits at the amount of RMB16,095,000 was released and the relevant contractors intend to use the amount for the purchase of trade center units from the Group. As at March 31, 2016, a balance of approximately RMB46,905,000, or approximately HK$56,241,000 remained unutilized. Subsequent to March 31, 2016, the contractors issued a memorandum to the Group that the Group could settle the outstanding balance by way of transferring some of the Group’s properties at market price.

The carrying amounts of trade payables, other payables and accruals approximate their fair values and are denominated in the following currencies:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Hong Kong dollars	16,173	7,433
Renminbi	1,793,141	1,671,707
United States dollars	—	39

	1,809,314	1,679,179

Note 31—Receipt in Advance

As at March 31, 2016 and 2015, receipt in advance represented amounts received from potential buyers of properties under development and completed properties held for sale for the Group’s development projects of China Northeast Logistics City—Tieling, China Northeast Logistics City—Dezhou, China Glorious City—Zhoukou and China Glorious City—Hengyang.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 32—Derivative Financial Liabilities

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Derivative components of convertible bonds (Note (i))	98,604	232,795
Warrants issued in August 2012 (Note (ii))	8,370	17,462

	106,974	250,257

Note:

(i)	Derivative components of convertible bonds comprised of:

(a)	On August 15, 2012, the Company issued the 2017 CBs (as defined in note 34(a)) to Willis Plus Limited, a company owned by the majority shareholder of the Company. At issuance, the 2017 CBs have been bifurcated into a derivative and a liability component. Details of the derivative component of the 2017 CBs are set out in note 34(a) to the consolidated financial statements. As at March 31, 2016, the derivative component of the 2017 CBs was recognized at fair value of HK$66,462,000 (March 31, 2015: HK$155,713,000); and
(b)	On December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued the 2016 CBs (as defined in note 34(b)) to certain independent third parties, an existing shareholder and the majority shareholder of the Company. At issuance, the 2016 CBs have been bifurcated into derivative and liability components. Details of the derivative component of the 2016 CBs are set out in note 34(b) to the consolidated financial statements. As at March 31, 2016, the derivative components of the 2016 CBs were recognized at fair value of HK$32,142,000 (March 31, 2015: HK$77,082,000).

(ii)	On August 15, 2012, together with the 2017 CBs (as defined in note 34(a)) issued by the Company, the Company issued warrants to Willis Plus Limited, a company owned by the majority shareholder, to purchase 6,000,000 ordinary shares of the Company at an exercise price of US$1.2973 with a term of five years. These warrants are exercisable from the first anniversary from date of issuance. At the issuance of these warrants, derivatives financial liabilities were recognized at fair value which approximated HK$26,267,000. As at March 31, 2016, these warrants were recognized at fair value of HK$8,370,000 (March 31, 2015: HK$17,462,000).

The fair values of the warrants as at August 15, 2012 were determined using the binomial valuation model (“Binomial Model”). The significant inputs into the models were volatility of 74%, dividend yield of 0% and risk-free interest rate of 0.8% per annum.

The fair values of the warrants as at March 31, 2016 and 2015 were determined using Binomial Model. The significant inputs into the models were volatility of 75% (2015: 85%), dividend yield of 0% (2015: 0%) and risk-free interest rate of 0.65% (2015: 0.72%) per annum.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 33—Bank and Other Borrowings

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Current
Short-term bank loan—Secured	363,305	394,141
Portion of long-term bank loans repayable within one year—Secured	100,718	134,554
Other borrowings—Unsecured	253,223	93,000

	717,246	621,695

Non-current
Portion of long-term bank loans repayable after one year—Secured	—	297,033
Other borrowings—Unsecured	—	231,026

	—	528,059

Total bank and other borrowings	717,246	1,149,754

The interest-bearing bank borrowings are carried at amortized cost. The Group does not have any bank borrowings which contain a repayable on demand clause.

The Group’s bank and other borrowings are repayable as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Within 1 year	717,246	621,695
Between 1 and 2 years	—	528,059

	717,246	1,149,754

Some of the banking facilities are subject to restrictions including restriction on dividend payments, which are commonly found in lending arrangements with financial institutions. If the Group was to breach the covenants the drawn down facilities would become repayable on demand.

The Group regularly monitors its compliance with these covenants and is up to date with the scheduled repayments of the term loans. Further details of the Group’s management of liquidity risk are set out in Note 6(c) to the consolidated financial statements. As at March 31, 2016, none of the covenants relating to drawn down facilities had been breached (as at March 31, 2015: Nil).

The carrying amounts of bank borrowings approximate their fair values. All bank borrowings are denominated in RMB (March 31, 2015: All bank borrowings are denominated in RMB) and of which HK$464,023,000 (March 31, 2015: HK$626,436,000) are carried at variable interest rates ranging from approximately 4.4% to 9.8% per annum (March 31, 2015: 6.4% to 9.8% per annum) and none (March 31, 2015: HK$199,292,000) are carried at fixed interest rate (March 31, 2015: fixed interest rate ranging from 6.6% to 9.6% per annum). The bank borrowings are secured by certain assets of the Group (Note 38).

The carrying amounts of other borrowings approximate their fair values. Other borrowings of HK$35,000,000 (March 31, 2015: HK$93,000,000) and HK$218,223,000 (March 31, 2015: HK$231,026,000) are denominated in HK$ and RMB, respectively, and are carried at fixed interest rate ranging from approximately 15% to 17% per annum (March 31, 2015: 6% to 17% per annum). The other borrowings are unsecured.

As at March 31, 2016, no bank borrowings (March 31, 2015: HK$116,782,000) were guaranteed by a former director and a shareholder of the Company.

As at March 31, 2016, other borrowings with carrying amount of approximately HK$218,223,000 (March 31, 2015: HK$231,026,000) were guaranteed by senior management member of the Company.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 34—Convertible Bonds

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
2017 CBs (Note (a))	524,133	425,781
2016 CBs (Note (b))	212,655	181,701

	736,788	607,482

(a) 2017 CBs

On August 15, 2012, the Company issued (1) US$60,000,000 principal amount, 14 per cent. guaranteed secured convertible bonds due on August 15, 2017 (the “2017 CBs”) and (2) warrants to purchase 6,000,000 ordinary shares of the Company (the “August 2012 Warrants”), to Willis Plus Limited, a company owned by the majority shareholder of the Company (the “Bondholder”). In addition, the Bondholder has options to convert the 2017 CBs into the ordinary shares of the Company or require the Company to redeem all, but not less than all, of such holder’s 2017 CBs on August 15, 2015. The 2017 CBs are convertible into 55,499,028 ordinary shares of the Company at an initial conversion price of US$1.0811 per share from its first anniversary at the option of the Bondholder.

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

The 2017 CBs recognized in the consolidated statements of financial position is calculated as follows:

	Liability component HK$’000	Derivative component HK$’000	August 2012 Warrants HK$’000	Total HK$’000
At April 1, 2014	356,246	196,525	24,364	577,135
Decrease in fair value of derivative component/August 2012 Warrants	—	(43,384)	(7,332)	(50,716)
Amortization of deferred loss on derivative component/August 2012 Warrants	—	2,572	430	3,002
Interest expense	135,237	—	—	135,237
Interest paid	(65,702)	—	—	(65,702)

At March 31, 2015 and at April 1, 2015	425,781	155,713	17,462	598,956
Decrease in fair value of derivative component/August 2012 Warrants	—	(91,823)	(9,522)	(101,345)
Amortization of deferred loss on derivative component/August 2012 Warrants	—	2,572	430	3,002
Interest expense	163,869	—	—	163,869
Interest paid	(65,517)	—	—	(65,517)

At March 31, 2016	524,133	66,462	8,370	598,965

The liability component of the 2017 CBs is carried at amortized cost at an effective interest rate of 37.2% per annum. The liability component of the 2017 CBs was reclassified under current liabilities as at March 31, 2015 due to the one-off redemption right on its third anniversary on August 15, 2015. During the fiscal year ended March 31, 2016, the 2017 CBs was reclassified back to non-current liabilities due to the same one-off redemption right was expired without being exercised by the holders of 2017 CBs.

The fair value of the derivative component of the 2017 CBs as at March 31, 2016 was determined using Binomial Model. The significant inputs into the models were volatility of 75% (March 31, 2015: 85%), dividend yield of 0% (March 31, 2015: 0%) and risk-free interest rate of 0.65% (March 31, 2015: 0.72%) per annum.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2016, the fair values of the liability component of the 2017 CBs were approximately HK$641,753,000 (March 31, 2015: HK$484,230,000), which were calculated using cash flows discounted at a rate of 20% (March 31, 2015: 32%) and were within level 3 of the fair value hierarchy.

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

The Company obtained waivers from the holders of the 2017 CBs in prior years in respect of any non-compliance with the above covenants for the year ended March 31, 2016.

(b) 2016 CBs

On December 20, 2013, January 27, 2014 and March 20, 2014, the Company issued an aggregate amount of US$30,000,000, unsecured, 10 per cent convertible bonds due on December 19, 2016, convertible into ordinary shares of the Company (the “2016 CBs”) to certain independent third parties, an existing shareholder and the majority shareholder of the Company, where US$15,000,000 of which was issued to the majority shareholder. In addition, each of the investors has an option to convert the 2016 CBs into the ordinary shares of the Company or requires the Company to redeem all, but not less than all, of such holder’s 2016 CBs at any time on or after 18 months from the respective issuance dates. All (but not less than all) of the principal amounts of the 2016 CBs of each of the investors are convertible into ordinary shares of the Company at an initial conversion price per share equal to US$1.30. The 2016 CBs are convertible during their entire tenure. Based on such initial conversion price, 23,076,919 of the Company’s ordinary shares are issuable upon conversion of the 2016 CBs.

The fair value of the derivative component of the 2016 CBs was estimated at the issuance date using Binomial Model and its changes in fair value is recognized in the consolidated income statement. The liability component is the difference between the face value of the 2016 CBs and the sum of the fair values of the derivative component of the 2016 CBs at date of their issuance.

The 2016 CBs recognized in the consolidated statements of financial position is calculated as follows:

	Liability component HK$’000	Derivative component HK$’000	Total HK$’000
At April 1, 2014	155,900	91,368	247,268
Decrease in fair value of derivative component	—	(17,199)	(17,199)
Amortization of deferred loss on derivative component	—	2,913	2,913
Interest expense	46,872	—	46,872
Interest paid	(21,071)	—	(21,071)

At March 31, 2015 and at April 1, 2015	181,701	77,082	258,783
Decrease in fair value of derivative component	—	(47,861)	(47,861)
Amortization of deferred loss on derivative component	—	2,921	2,921
Interest expense	54,354	—	54,354
Interest paid	(23,400)	—	(23,400)

At March 31, 2016	212,655	32,142	244,797

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Each of the liability components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 are carried at amortized cost at an effective interest rate of 28.2%, 29.5% and 32.3% per annum, respectively.

The liability components of the 2016 CBs was classified as current liabilities as at March 31, 2015 and 2016 due to the redemption right feature after 18 months from its issuance date.

The fair value of each of the derivative components of the 2016 CBs issued on December 20, 2013, January 27, 2014 and March 20, 2014 at each of their issuance dates were determined using Binomial Model. The significant inputs into the model were volatility of 80%, 80% and 80%, dividend yields of 0%, 0% and 0%, and risk-free interest rates of 0.73%, 0.73% and 0.90% per annum, respectively.

The fair value of the derivative components of the 2016 CBs as at March 31, 2016 was determined using Binomial Model. The significant inputs into the models were volatility of 90% (March 31, 2015: 85%), dividend yield of 0% (March 31, 2015: 0%) and risk-free interest rate of 0.50% (March 31, 2015: 0.55%) per annum.

The fair value of liability components of the 2016 CBs as at March 31, 2016 was HK$226,699,000 (March 31, 2015: HK$181,193,000), which was calculated using cash flows discounted at a rate of 20% (March 31, 2015: 32%) and was within level 3 of the fair value hierarchy.

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

Note 35—Share Capital

	Number of shares		Share capital
	2016 ‘000	2015 ‘000	2016 HK$000	2015 HK$000
Authorized:
Preferred share at US$0.001 each at end of year	200	200	2	2

Ordinary share at US$0.001 each at end of year	1,000,000	1,000,000	7,793	7,793

	Number of shares		Share capital
	2016 ‘000	2015 ‘000	2016 HK$000	2015 HK$000
Issued and fully paid:
Preferred share
At beginning and at end of the year	100	100	1	1

Ordinary shares
At beginning and at end of year	73,544	73,544	572	572

The Company’s share capital consists of ordinary shares and preferred shares.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 36—Non-Controlling Interests

The total non-controlling interests as at March 31, 2016 is HK$7,644,000 (2015: HK$26,933,000), which is attributable solely to China Northeast Logistics City—Dezhou (“Dezhou Group”).

As at March 31, 2016, cash and short term deposits of HK$5,556,000 (2015: HK$3,645,000) are held in China and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

Set out below are the summarized financial information for Dezhou Group that has non-controlling interests that are material to the Group. There were no transactions with non-controlling interests during the fiscal years ended March 31, 2016, 2015 and 2014.

Summarized consolidated statements of financial position	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Current
Assets	1,207,944	1,319,583
Liabilities	(791,847)	(779,527)

Total	416,097	540,056

Non-current
Assets	29,078	33,210
Liabilities	(394,216)	(393,710)

Total	(365,138)	(360,500)

Net assets	50,959	179,556

Summarized consolidated income statements	2016 HK$’000	2015 HK$’000
Revenue	20,997	12,795
Loss before income tax	(96,054)	(16,715)
Income tax expense	(4,270)	(31,267)
Post-tax loss	(100,324)	(47,982)
Other comprehensive (loss)/income	(28,272)	9,749

Total comprehensive loss	(128,596)	(38,233)

Total comprehensive loss allocated to non-controlling interests	(19,289)	(5,735)

Summarized consolidated cash flows	2016 HK$’000	2015 HK$’000
Cash flows from operating activities
Cash generated from operations	243	408,230
Interest paid	—	(9,147)
Interest received	100	324
Income tax paid	(356)	(45,376)

Net cash (used in)/generated from operating activities	(13)	354,031
Net cash used in investing activities	(21)	(12,225)
Net cash generated from/(used in) financing activities	1,957	(347,506)

Net increase/(decrease) in cash and cash equivalents	1,923	(5,700)
Cash and cash equivalents at beginning of year	5,604	11,260
Effect on foreign exchange rate changes	(241)	44

Cash and cash equivalents at end of year	7,286	5,604

The financial information above is presented before inter-company eliminations.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 37—Share Incentive Plan

On August 25, 2011, the Company adopted a share incentive plan (the “2011 Share Incentive Plan”). The purposes of the 2011 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, advisors or consultants, and to promote the success of the Company’s business. Options granted under the 2011 Share Incentive Plan may be incentive stock options (“Incentive Stock Options”) or non-statutory stock options (“Non-statutory Stock Options”), as determined by the administrator (may be the board of directors (the “Board”) or one or more committees of the Board) at the time of grant of an option. Under the 2011 Share Incentive Plan, the administrator of the Company may grant options to any person being an employee, a director, an advisor or a consultant, of the Group, to subscribe for shares in the Company at a price to be determined by the administrator being:

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

(2)	In the case of a Non-statutory Stock Option, the per share exercise price shall be such price as is determined by the administrator, provided that, if the per share exercise price is less than 100% of the Fair Market Value (as defined below) on the date of grant, it shall otherwise comply with all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable United States federal or state laws, any stock exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where options or restricted stocks are granted under the 2011 Share Incentive Plan or participants reside or provide services, as such laws, rules, and regulations shall be in effect from time to time; and

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 2011 Share Incentive Plan shall be valid and effective for a period of 10 years commencing August 25, 2011.

Details of the principal terms of the 2011 Share Incentive Plan are set out in the proxy of the Company dated July 11, 2011.

No share option has been granted under the 2011 Share Incentive Plan since its adoption.

Note 38—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Land use rights	38,182	67,742
Investment properties	53,956	458,244
Completed properties held for sale	8,823	9,341
Property, plant and equipment	65,606	189,057
Properties under development	317,467	387,149
Pledged bank deposits (Note 29)	—	125,668

	484,034	1,237,201

Note 39—Capital Commitments

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Capital injection in respect of investments in subsidiaries in the PRC	14,388	—
Capital injection in respect of investment in an associate in the PRC (Note)	95,922	101,550

	110,310	101,550

Capital expenditure in relation to construction of properties contracted for but not provided in the consolidated financial statements	2,420,531	1,361,675

Note:

During the year ended March 31, 2015, the Group entered into an agreement with an independent third party pursuant to which the Group has committed to inject in form of cash or assets into an entity in exchange of 40% equity interest in this entity. As at March 31, 2016, the Group has not injected any cash or assets into this entity while this entity has remained dormant.

Note 40—Notes to the Consolidated Cash Flows Statements

Major Non-Cash Transactions

The Group has the following major non-cash transactions:

(i)	During the fiscal year ended March 31, 2015, the Company has acquired 100% equity interest in Tieling Shengtai (as defined in note 41), and the consideration of which was satisfied by the Group in form of assuming a loan payable to Tieling Shengtai. Further details are set out in note 41 to the consolidated financial statements.

(ii)	During the fiscal year ended March 31, 2015, the Company injected capital of approximately HK$7,417,000 into a joint venture in form of a land use right. There was no cash involved in the capital injection. Details of the joint venture are set out in note 24 to the consolidated financial statements.

(iii)	During the fiscal year ended March 31, 2015, the Company utilized the deposits for purchase of land use rights of approximately HK$465,882,000 for the purchase of land use rights.

(iv)	During the fiscal year ended March 31, 2016, the Company is deemed to have disposed of 60% of its equity interests in two of its subsidiaries, Huayan (as defined in note 42) and Huaqian (as defined in note 42). Further details are set out in note 42 to the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 41—Acquisition of a Subsidiary

During the fiscal year ended March 31, 2015, the Group entered into an agreement with an independent third party (“Seller”) to acquire 100% equity interest in Tieling Shengtai Hotel Co., Ltd. (“Tieling Shengtai”) for a consideration satisfied by the Group in the form of assuming a loan payable to Tieling Shengtai which was originally due by the Seller to Tieling Shengtai, amounting to RMB15,000,000 (the “Hotel Acquisition”). The Hotel Acquisition was completed on May 20, 2014.

The goodwill arising from the Hotel Acquisition is attributable to the Group’s expectation on Tieling Shengtai to enable the Group to provide better integrated service for its development of China Northeast Logistics City –Tieling. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for Tieling Shengtai, the fair value of assets acquired, and liabilities assumed at the acquisition date.

HK$’000
Consideration at May 20, 2014
Other payable assumed	18,860

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1,481
Property, plant and equipment	166,671
Trade and other receivables	19,419
Trade and other payables	(92,214)
Receipt in advance	(718)
Bank loan	(76,698)

Total identifiable net assets	17,941
Goodwill (Note 21)	919

Total	18,860

Insignificant acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the fiscal year ended March 31, 2015.

The revenue included in the consolidated statement of comprehensive income since May 20, 2014 contributed by Tieling Shengtai was HK$1,057,000. Tieling Shengtai also contributed loss of HK$34,235,000 over the same period.

Had Tieling Shengtai been consolidated from April 1, 2014, the consolidated statement of comprehensive income for the year ended March 31, 2015 would show pro-forma revenue of HK$1,401,552,000 and profit of HK$50,550,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 42—Deemed Disposal of Subsidiaries

During the fiscal year ended March 31, 2016, the Company’s subsidiary, China Glorious City (Hengyang) Co., Ltd. entered into two co-operation agreements (the “Co-Operation Agreements”) with the Hengyang JV Partners under which the Hengyang JV Partners became the shareholder of Huayan and Huaqian by injecting additional capital into Huayan and Huaqian which entitle the Hengyang JV Partners to own 60% equity interests in each of Huayan and Huaqian. As a result of the new shareholding structure and capital, the Company’s interests in Huayan and Huaqian were diluted from 100% to 40%, and the Company is deemed to have disposed of 60% of its equity interests in Huayan and Huaqian.

The following is an analysis of the net assets on the date which Huayan and Huaqian were being deemed to be disposed of:

HK$’000
Carrying amount of net assets deemed to be disposed of:
Land use rights	480,671
Prepayment	616
Cash and cash equivalents	136
Other payables and accruals	(423,443)

Net assets	57,980

Gain on deemed disposal of subsidiaries (Note 10)	133,330

191,310

Satisfied by:
Interests in joint ventures measured at fair value	191,310

Release of reserve upon deemed disposal of subsidiaries	439

An analysis of the net outflow of cash and cash equivalents in respect of the deemed disposal of subsidiaries is as follows:

HK$’000
Cash consideration received	—
Cash and bank balances disposed of	(136)

Net outflow of cash and cash equivalents in respect of the deemed disposal of subsidiaries	(136)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 43—Operating Lease Arrangements

The Group as lessee

At the statement of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Operating leases which expire:
Within one year	6,622	2,020
In the second to fifth year inclusive	21,509	2,303
Beyond 5 years	25,388	—

	53,519	4,323

The Group as lessor

Property rental income earned during the year was HK$4,189,000 (2015: HK$2,944,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statement of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	March 31, 2016 HK$’000	March 31, 2015 HK$’000
Within one year	995	1,412
In the second to fifth year inclusive	226	948

	1,221	2,360

Note 44—Contingent Liabilities

The Group had financial guarantees as at March 31, 2016 amounting to HK$1,002,205,000 (2015: HK$377,422,000) in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of the Group’s properties. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties. Such guarantees will terminate upon the earlier of (i) issuance of the property ownership certificates which are generally available within six months to one year after the purchasers take possession of the relevant properties; and (ii) the satisfaction of mortgage loans by the purchasers of properties. The directors consider that in case of default in payments, the net realisable value of the related properties can cover the repayment of the outstanding mortgage principals together with the accrued interest and penalty and therefore no provision has been made in the consolidated financial statements for the guarantees.

Save as disclosed above and elsewhere in the consolidated financial statements, the Group had no other significant contingent liabilities at March 31, 2016 and 2015.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 45—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2016 HK$’000	2015 HK$’000	2014 HK$’000
Key management personnel including directors	Salaries and other allowance	7,199	5,926	3,714
	Retirement benefit	54	30	15

		7,253	5,956	3,729
	Interest expense arising from convertible bonds	25,804	10,268	—
An entity which is controlled by the majority shareholder of the Company	Operating lease rental and management fees on rented premises	1,079	915	367
	Design fees in respect of a property development project	—	—	1,121
	Interest expenses arising from convertible bonds	163,869	135,237	115,097
The majority shareholder	Interest expense arising from convertible bonds	27,833	23,858	2,494
	Interest expense arising from other loans	24,553	5,481	—

Save as disclosed in notes 32, 33, 34 and 46 to the consolidated financial statements, there were no other significant related party transactions.

Note 46—Balances with Related Parties and Equity Holders

The loan from a non-controlling interest of HK$58,800,000 is unsecured and interest-free which is not repayable within one year as at March 31, 2016 (2015: HK$58,800,000 with the same terms).

The loan from the majority shareholder as at March 31, 2016 of HK$50,000,000 is unsecured, bears a fixed interest rate of 15% p.a. and is repayable within one year from January 20, 2016 (2015: Nil).

The loans from the majority shareholder as at March 31, 2016 of HK$30,000,000, HK$35,000,000 and HK$45,000,000 are unsecured, bear a fixed interest rate of 16% p.a. and repayable at the Company’s option within two years from September 19, 2014 September 22, 2014 and April 1, 2015, respectively (2015: HK$30,000,000 and HK$35,000,000 with the same terms).

The loan from the majority shareholder as at March 31, 2016 of HK$55,000,000 is unsecured, bears a fixed interest rate of 15% p.a. and repayable within two years from August 4, 2015 (2015: Nil).

The amounts due from joint ventures are unsecured, interest-free and have no fixed terms of repayment as at March 31, 2016 (2015: Nil). The amounts due from joint ventures of RMB260,880,000 was settled subsequent to 31 March, 2016.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group also had the following significant balances with other related parties.

Related party relationship	Nature of transaction	March 31, 2016 HK$’000	March 31, 2015 HK$’000
An entity which is controlled by the majority shareholder of the Company	Convertible bonds	468,000	468,000
	Bond interest payables	8,235	8,165
The majority shareholder	Convertible bonds	117,000	117,000
	Bond interest payables	3,269	3,269
	Unsecured loans	215,000	65,000
	Loan interest payables	3,106	324
Key management personnel	Other receivables	—	868
	Convertible bonds	117,000	78,000
	Bond interest payables	2,191	2,179
	Temporary advance to the Group	8,803	—

Save as disclosed above, there were no other significant balances with related parties.

Note 47—Post Balance Sheet Events

On May 20, 2016, the Company announced plans to effectuate a going-private transaction (the “Privatization”) through a merger with an indirect wholly-owned subsidiary. Holders of the Company’s ordinary shares—other than certain specified affiliates, other holders, and holders who properly perfect applicable dissenters’ rights—should expect to receive US$1.03 in cash, without interest upon the consummation of the Privatization. Following the Privatization, the Company plans to terminate the Company’s public reporting obligations (and associated costs) under the Exchange Act and to delist from the NYSE MKT.

Note 48—US Dollar Equivalents

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

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 49—Particulars of Subsidiaries

Particulars of the Company’s principal subsidiaries at March 31, 2016 and 2015 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2016	2015
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	100%	Inactive

China Metro-Rural Limited	British Virgin Islands	Ordinary shares US$1	100%	100%	Investment holding

China Metro-Rural Exchange Limited	Hong Kong	Ordinary shares HK$10,000	100%	100%	Investment holding

China Northeast Logistics City Co., Ltd. ^ 鐵嶺東北物流城有限公司 (Note (ii))	PRC	Registered capital US$35,000,000	100%	100%	Operating of agricultural logistic platform

Tieling North Asia Development Co., Ltd. ^ 鐵嶺北亞發展有限公司	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^ 鐵嶺東北城廣告有限公司	PRC	Registered capital RMB300,000	100%	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd.^ 鐵嶺北亞物業管理有限公司	PRC	Registered capital RMB500,000	100%	100%	Provision of property management and related service

Tieling Northeast City Motor Vehicle Trading Co., Ltd.^ 鐵嶺東北城機動車交易有限公司	PRC	Registered capital RMB5,000,000	100%	100%	Not yet commenced operation

Tieling Shengtai Hotel Co., Ltd. ^ 鐵嶺市晟泰酒店有限公司	PRC	Registered capital RMB10,000,000	100%	100%	Hotel operations

China Metro-Rural Development Limited	Hong Kong	Ordinary shares HK$100	85%	85%	Investment holding

China Northeast Logistics City Dezhou Co., Ltd.^ 德州東北商貿物流城有限公司 (Note (ii))	PRC	Registered capital US$49,990,000	85%	85%	Operating of agricultural logistic platform
Dezhou Northeast City Property Co., Ltd.^ 德州東北城商貿置業有限公司	PRC	Registered capital RMB50,000,000	85%	85%	Not yet commenced operation

Dezhou North Asia Property Management Co., Ltd.^ 德州北亞物業管理有限公司	PRC	Registered capital RMB2,000,000	85%	85%	Not yet commenced operation

Dezhou North Asia Property Co., Ltd.^ 德州北亞置業有限公司	PRC	Registered capital RMB30,000,000	85%	85%	Not yet commenced operation

China Northeast Logistics City Shenzhen Co., Ltd.^ 深圳東北城商貿有限公司	PRC	Registered capital RMB10,000,000	100%	100%	Management company

China Glorious City Construction Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Not yet commenced operation

China Glorious City Development Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2016	2015

China Glorious City (Hengyang) Co., Ltd.^ 華耀城(衡陽)有限公司 (Note (ii))	PRC	Registered capital US$30,000,000	100%	100%	Operating of logistic platform and rural-urban migration and city re-development businesses

Hengyang Huayan Property Co., Ltd.^ 衡陽華雁置業有限公司 (Note (iv))	PRC	Registered capital RMB30,000,000	N/A	100%	Not yet commenced operation

Hengyang Huaqian Property Co., Ltd.^ 衡陽華乾置業有限公司 (Note (iv))	PRC	Registered capital RMB20,000,000	N/A	100%	Not yet commenced operation

Hengyang Glorious City Business Co., Ltd.^ 衡陽華耀城商業有限公司	PRC	Registered capital RMB17,000,000	100%	100%	Not yet commenced operation

Hengyang Glorious City Logistics Co., Ltd.^ 衡陽華耀城物流有限公司	PRC	Registered capital RMB1,300,000	100%	100%	Not yet commenced operation

China Glorious City Investments Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

China Glorious City Investments (Zhoukou) Co., Ltd.^ 華耀城投資(周口)有限公司 (Note (ii))	PRC	Registered capital US$20,000,000	100%	100%	Operating of logistic platform and rural-urban migration and city re-development businesses

Zhoukou China Glorious Property Co., Ltd.^ 周口華耀置業有限公司	PRC	Registered capital RMB10,000,000	100%	100%	Not yet commenced operation

Zhoukou Dongyao Industries Co., Ltd.^ 周口東耀實業有限公司 (Note iii))	PRC	Registered capital RMB30,000,000	100%	—	Not yet commenced operation

China Glorious City Strategic Limited	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holding

China Glorious City Strategic (Zhoukou) Co., Ltd. ^ 華耀城策劃(周口)有限公司 (Note (ii))	PRC	Registered capital US$10,000,000	100%	100%	Operating of logistic platform and rural-urban migration and city re-development businesses

Zhoukou Huayu Industries Co., Ltd. ^ 周口華裕實業有限公司	PRC	Registered capital RMB20,000,000	100%	100%	Not yet commenced operation

Zhoukou Huahui Commercial Real Estates Co., Ltd. ^ 周口市華滙商業地產有限公司 (Note (iii))	PRC	Registered capital RMB20,000,000	100%	100%	Not yet commenced operation

China Glorious City Holdings Limited 華耀城控股有限公司 (Note (iii))	Hong Kong	Ordinary shares HK$100	100%	100%	Investment holdings

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note (i))		Principal activities
			2016	2015

China Glorious City (Shenzhen) Industries Co., Ltd. ^ 華耀城(深圳)實業有限公司 (Note (iii))	PRC	Registered capital HK$250,000,000	100%	—	Investment holdings

China Glorious City (Handan) Industries Co., Ltd. ^ 華耀城(邯鄲)實業有限公司 (Note (iii))	PRC	Registered capital RMB400,000,000	100%	—	Operating of logistic platform and rural-urban migration and city re-development businesses

China Glorious City (Handan) Business Co., Ltd. ^ 華耀城(邯鄲)商業有限公司 (Note (iii))	PRC	Registered capital RMB5,000,000	100%	—	Not yet commenced operation

Handan Huahui Business Co., Ltd. ^ 邯鄲華滙商業有限公司 (Note (iii))	PRC	Registered capital RMB5,000,000	100%	—	Not yet commenced operation

Handan Yaomin Logistics Co., Ltd. ^ 邯鄲耀民物流有限公司 (Note (iii))	PRC	Registered capital RMB2,000,000	100%	—	Not yet commenced operation

China Glorious City (Nanyang) Industries Co., Ltd. ^ 華耀城(南陽)實業有限公司 (Note (iii))	PRC	Registered capital RMB 300,000,000	100%	—	Operating of logistic platform and rural-urban migration and city re-development businesses

China Glorious City (HK) Industries Limited 華耀城(香港)實業有限公司 (Note (iii))	Hong Kong	Ordinary shares HK$500,000	100%	—	Inactive

Note:

(i):	The Company directly holds China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.
(ii):	These subsidiaries registered or operated in the PRC are wholly foreign owned enterprises.
(iii):	Incorporated/registered during the current year.
(iv):	During the current year, the Company is deemed to have disposed of 60% equity interests in these subsidiaries and accordingly they have been accounted for as joint ventures of the Company. Further details are set out in notes 24 and 42 to the consolidated financial statements.

The symbol of “^” represents the English name of the subsidiary for identification purpose only.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 50—Condensed financial information of the parent company

Statements of Comprehensive Income

For the years ended March 31, 2016, 2015 and 2014

	2016 US$’000	2016 HK$’000	2015 HK$’000	2014 HK$’000
Other gains, net	19,209	149,827	60,153	87,669
Administrative expenses	(1,728)	(13,477)	(12,384)	(12,456)

Operating profit	17,481	136,350	47,769	75,213
Finance income	—	—	—	—
Finance costs	(31,931)	(249,063)	(199,251)	(132,016)

Finance costs – net	(31,931)	(249,063)	(199,251)	(132,016)

Loss before income tax	(14,450)	(112,713)	(151,482)	(56,803)
Income tax expense	—	—	—	—

Total comprehensive loss for the year	(14,450)	(112,713)	(151,482)	(56,803)

Statements of Financial Position

As at March 31, 2016 and 2015

	2016 US$’000	2016 HK$’000	2015 HK$’000
Non-current assets
Investments in subsidiaries	128,673	1,003,649	1,003,649

Current assets
Due from subsidiaries	121,531	947,945	889,200
Prepayments and other receivables	129	1,003	959
Cash and cash equivalents	534	4,169	4,537

	122,194	953,117	894,696

Current liabilities
Other payables and accruals	2,061	16,073	7,472
Derivative financial liabilities	13,715	106,974	250,257
Due to subsidiaries	25,969	202,562	118,052
Other borrowings	4,487	35,000	93,000
Loans from a shareholder	20,513	160,000	—
Convertible bonds (Note 34)	27,263	212,655	607,482

	94,008	733,264	1,076,263

Net current assets/(liabilities)	28,186	219,853	(181,567)

Total assets less current liabilities	156,859	1,223,502	822,082

Non-current liabilities
Convertible bonds (Note 34)	67,197	524,133	—
Loans from a shareholder	7,051	55,000	65,000

	74,248	579,133	65,000

Net assets	82,611	644,369	757,082

Equity
Share capital	73	573	573
Reserves	82,538	643,796	756,509

	82,611	644,369	757,082

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of Cash Flows

For the years ended March 31, 2016, 2015 and 2014

	2016 US$’000	2016 HK$’000	2015 HK$’000	2014 HK$’000
Cash flows from operating activities
Cash from/(used in) operations	9,864	76,937	(13,317)	(11,643)
Interest received	—	—	—	—
Interest paid	(15,231)	(118,799)	(101,141)	(74,426)

Net cash used in operating activities	(5,367)	(41,862)	(114,458)	(86,069)

Cash flows from investing activities
Decrease/(increase) in amounts with subsidiaries and net cash generated from/(used in) from investing activities	(6,475)	(50,506)	1,562	(225,213)

Cash flows from financing activities
Proceeds from other borrowings	—	—	93,000	120,000
Repayments of other borrowings	(7,436)	(58,000)	(43,000)	(77,000)
Loans from a shareholder	19,231	150,000	65,000	—
Proceeds from issuance of convertible bonds, net of direct expenses	—	—	—	233,648

Net cash generated from financing activities	11,795	92,000	115,000	276,648

Net (decrease)/increase in cash and cash equivalents	(47)	(368)	2,104	(34,634)
Cash and cash equivalents at beginning of the year	581	4,537	2,433	37,067

Cash and cash equivalents at end of the year	534	4,169	4,537	2,433

1.	Note 50 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of China Metro-Rural Holdings Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the cost method has been used to account for investments in its subsidiaries.

A reconciliation of the (loss)/profit and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

(Loss)/Profit Reconciliation	2016 HK$’000	2015 HK$’000	2014 HK$’000
Loss of the parent company only under cost method of accounting	(112,713)	(151,482)	(56,803)
Additional (loss)/profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(288,993)	81,618	70,870

(Loss)/profit of the parent company only under equity method of accounting	(401,706)	(69,864)	14,067

Equity Reconciliation	2016 HK$’000	2015 HK$’000
Equity of the parent company only under cost method of accounting	644,369	757,082
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	408,049	697,042

Equity of the parent company only under equity method of accounting	1,052,418	1,454,124

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRSs have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

4.	As of March 31, 2016 and 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.